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                        UNITED STATES BANKRUPTCY COURT

                        NORTHERN DISTRICT OF CALIFORNIA

                            SAN FRANCISCO DIVISION

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                    In re                             Case No. 01 30923 DM

                    PACIFIC GAS AND ELECTRIC COMPANY, Chapter 11 Case a California corporation,
                                 Debtor.

                    Federal I.D. No. 94-0742640
                    ----------------------------------
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    DISCLOSURE STATEMENT FOR PLAN OF REORGANIZATION UNDER CHAPTER 11 OF THE
 BANKRUPTCY CODE FOR PACIFIC GAS AND ELECTRIC COMPANY PROPOSED BY PACIFIC GAS
                   AND ELECTRIC COMPANY AND PG&E CORPORATION

                             Dated April 19, 2002

    Counsel for the Debtor, Pacific Gas and   Counsel for PG&E Corporation:
    Electric Company:

    HOWARD, RICE, NEMEROVSKI,                 WEIL, GOTSHAL & MANGES LLP
      CANADY, FALK & RABKIN                   767 Fifth Avenue
    A Professional Corporation                New York, New York 10153
    Three Embarcadero Center, 7th Floor       (212) 310-8000
    San Francisco, California 94111
    (415) 434-1600

    Co-Counsel to PG&E Corporation for        DEWEY BALLANTINE LLP
    Constitutional Law Matters:               Two Houston Center
                                              909 Fannin Street, Suite 1100
    Professor Laurence Tribe                  Houston, Texas 77010
    Hauser Hall 420                           (713) 576-1500
    1575 Massachusetts Avenue
    Cambridge, Massachusetts 02138
    (617) 495-4621

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                               TABLE OF CONTENTS

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I.   INTRODUCTION...................................................................................   1

     A.  CHAPTER 11.................................................................................   2

     B.  SUMMARY OF THE PLAN OF REORGANIZATION......................................................   3

     C.  HOLDERS OF CLAIMS AND EQUITY INTERESTS ENTITLED TO VOTE....................................   5

     D.  VOTING PROCEDURES..........................................................................   6

         1.  General................................................................................   6

         2.  Beneficial Owners of Bonds, Notes, Debentures or Shares of Stock.......................   7

         3.  Nominees of Beneficial Owners of Bonds, Notes, Debentures or Shares of Stock...........   7

         4.  Securities Clearing Agency.............................................................   7

     E.  CONFIRMATION HEARING.......................................................................   7

     F.  MISCELLANEOUS..............................................................................   7

     G.  THE COMPETING PLAN PROCESS.................................................................   8

II.  OVERVIEW OF CLAIMS AND EQUITY INTERESTS........................................................   8

     A.  SUMMARY CLAIMS TABLE.......................................................................   8

     B.  CLAIMS OBJECTION PROCESS...................................................................  23

III. DESCRIPTION AND HISTORY OF BUSINESS............................................................  23

     A.  OVERVIEW...................................................................................  23

     B.  OPERATIONS.................................................................................  23

         1.  Electric Utility Operations............................................................  23

         2.  Gas Utility Operations.................................................................  24

     C.  REGULATION.................................................................................  24

IV.  EVENTS PRECEDING THE COMMENCEMENT OF THE CHAPTER 11 CASE AND FILING
     OF THE PLAN....................................................................................  25

     A.  SUMMARY....................................................................................  25

     B.  MATERIAL EVENTS LEADING TO THE FILING OF THE PLAN OF REORGANIZATION........................  27

         1.  California Electric Industry Restructuring.............................................  27

             a.  Generation Divestiture and Market Valuation........................................  28

             b.  The Power Exchange, the Independent System Operator and the Buy/Sell Requirement...  29

             c.  The Rate Freeze and Transition Cost Recovery.......................................  30

             d.  The CPUC Prohibition against Post-Rate Freeze Recovery of Costs Incurred during the
                 Rate Freeze........................................................................  31

         2.  Increasing Wholesale Prices and the Debtor's Financing Efforts.........................  32

         3.  The Debtor's Attempts to Recover Undercollections......................................  32

             a.  Applications to the FERC...........................................................  32
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                 b.                  Rate Recovery Litigation.......................................  34

                 c.                  The Debtor's Rate Stabilization Plan...........................  34

                 d.                  Negotiations with the State of California......................  35

              4. The Downgraded Credit Ratings and the Debtor's Inability to Obtain Wholesale Power.  35

                 a.                  Downgraded Credit Ratings......................................  35

                 b.                  The Debtor's Inability to Obtain Wholesale Power...............  36

              5. Procurement of Power by the State in Place of the Debtor...........................  37

              6. Adverse CPUC Decisions.............................................................  38

                 a.                  Payment Order..................................................  38

                 b.                  The CPA Calculation Decision...................................  39

                 c.                  The Three-Cent Rate Increase...................................  39

                 d.                  Adoption of TURN Accounting Proposal...........................  39

                 e.                  The QF Decision................................................  40

              7. Filing of the Chapter 11 Petition..................................................  40

              8. FERC Actions Subsequent to Filing of the Chapter 11 Petition.......................  41

              9. CPUC Actions Subsequent to Filing of the Chapter 11 Petition.......................  42

             10. California Attorney General Complaint..............................................  45

     V.  THE REORGANIZATION CASE....................................................................  47

         A.  COMMENCEMENT OF THE CHAPTER 11 CASE....................................................  47

         B.  ADMINISTRATION OF THE CHAPTER 11 CASE..................................................  47

              1. First Day Orders...................................................................  47

              2. Second Day Orders..................................................................  47

              3. Third Day Orders...................................................................  47

              4. Creditors' Committee...............................................................  47

              5. Public Purpose Programs............................................................  48

              6. Assumption of Hydroelectric Power Purchases........................................  48

              7. Pre-Petition Property Taxes........................................................  48

              8. Request for Preliminary Injunction against the ISO.................................  48

              9. Denial of Ratepayers' Committee, TURN's Motion to Intervene and Government
                 Creditors' Committee...............................................................  49

             10. Authorization of Employee-Related Matters..........................................  49

             11. Transition Period Accounting Proposal..............................................  49

             12. Extension of the Exclusivity Period................................................  50
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        13. Omnibus Motions.................................................................  50

        14. Extension of Time for Assuming or Rejecting Real Property Leases................  50

        15. QF Agreements...................................................................  51

        16. Support Agreement and Modifications thereto.....................................  52

        17. Sempra Settlement Agreement.....................................................  53

        18. Claims Management Motions.......................................................  54

        19. Stipulation with Letter of Credit Issuing Banks and the Banks...................  54

        20. Motion to Assume Main Line Extension Contracts..................................  54

        21. Memorandum Decision Regarding Preemption and Sovereign Immunity.................  55

        22. Stipulation Between Palo Alto, NCPA and the Debtor Regarding the Stanislaus
            Commitments.....................................................................  56

        23. Settlement and Support Agreement with Senior Debtholders; and Agreement with
            Letter of Credit Issuing Banks..................................................  57

        24. Motion Seeking Authorization to Pay Certain Claims..............................  57

        25. CPUC Term Sheet and the Proponents' Response....................................  57

        26. Statement of the Proponents' Intentions.........................................  58

VI. THE PLAN OF REORGANIZATION..............................................................  59

    A.  OVERVIEW............................................................................  59

         1. General.........................................................................  59

         2. Valuation of Assets.............................................................  62

    B.  RESTRUCTURING OF THE ELECTRIC TRANSMISSION BUSINESS.................................  66

         1. General.........................................................................  66

         2. Capitalization; Assets and Liabilities..........................................  66

         3. Operational Control of ETrans Assets............................................  66

         4. Management and Employees........................................................  67

         5. Regulation......................................................................  67

            a.                                       Regulatory Approvals for Restructuring.  67

            b.                                       Post-restructuring Regulation of ETrans  68

    C.  RESTRUCTURING OF THE GAS TRANSMISSION BUSINESS......................................  69

         1. General.........................................................................  69

         2. Capitalization; Assets and Liabilities..........................................  69

         3. Transition to FERC Jurisdiction.................................................  70

         4. Management and Employees........................................................  70

         5. Regulation......................................................................  71
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          a.      Regulatory Approvals for Restructuring...............................  71

          b.      Post-restructuring Regulation of GTrans..............................  71

  D.  RESTRUCTURING OF THE GENERATION BUSINESS.........................................  71

      1.  General......................................................................  71

      2.  Capitalization; Assets and Liabilities.......................................  72

      3.  Sale of Gen Output...........................................................  73

      4.  Land Associated with the Hydroelectric Business..............................  73

      5.  Management and Employees.....................................................  74

      6.  Regulation...................................................................  74

          a.      Regulatory Approvals for Restructuring...............................  74

          b.      Post-restructuring Regulation of Gen.................................  76

  E.  RESTRUCTURING OF THE DISTRIBUTION BUSINESS.......................................  76

      1.  General......................................................................  76

      2.  Capitalization and Spin-Off..................................................  76

      3.  Proposed Amendments to the Reorganized Debtor's Governing Documents..........  77

      4.  Management and Employees.....................................................  77

      5.  Regulation...................................................................  78

          a.      Regulatory Approvals for Restructuring...............................  78

          b.      Post-restructuring Regulation of the Reorganized Debtor..............  79

  F.  CERTAIN CONTRACTS................................................................  79

      1.  Gen and Reorganized Debtor Power Sales Agreement.............................  79

      2.  GTrans and Reorganized Debtor Transportation and Storage Services Agreement..  81

      3.  Master Separation and Distribution Agreement.................................  82

      4.  Tax Matters Agreement........................................................  83

  G.  NET OPEN POSITION................................................................  83

  H.  LITIGATION.......................................................................  84

      1.  Rate Recovery Litigation.....................................................  84

      2.  Compressor Station Chromium Litigation.......................................  85

      3.  BFM Contract Seizure Litigation..............................................  87

      4.  Claims against the State.....................................................  89

  I.  SEPARATION.......................................................................  89

  J.  HUMAN RESOURCES..................................................................  90

      1.  Employees....................................................................  90

      2.  Benefit Plans................................................................  90
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       3.   Unions.............................................................................................  91

       4.   Workers' Compensation Obligations..................................................................  91

       5.   Treatment of Stock Options.........................................................................  92

  K.  REGULATORY IMPACT OF THE PLAN............................................................................  92

       1.   The Proponents Will Prove at the Confirmation
            Hearing that the Plan Meets the Criteria for
            Implied Preemption of a Limited Number of State Laws...............................................  92

       2.   February 7 Bankruptcy Court Decision...............................................................  92

       3.   The Disaggregation of the Debtor's Assets as
            Proposed by the Plan is Economically Necessary.....................................................  93

       4.   Under the Plan, Ongoing Public Health and Safety
            Regulation Will Continue...........................................................................  97

       5.   The Bankruptcy Code, as Applied through the Plan,
            Impliedly Preempts a Limited Number of Laws
            Administered by the CPUC...........................................................................  99

       6.   Provisions of the California Corporations Code to
            the Extent Applicable to the Plan Need to be
            Preempted.......................................................................................... 105

       7.   Non-CPUC Laws Applicable to the Transfer or
            Acquisition of Permits and Licenses under the Plan
            will be Subject to the Confirmation Order.......................................................... 105

  L.  SOVEREIGN IMMUNITY....................................................................................... 106

  M.  CLASSIFICATION AND TREATMENT OF CLAIMS AND EQUITY INTERESTS.............................................. 108

       1.   Administrative Expense Claims...................................................................... 111

       2.   Professional Compensation and Reimbursement Claims................................................. 111

       3.   Priority Tax Claims................................................................................ 111

       4.   Class 1--Other Priority Claims..................................................................... 112

       5.   Class 2--Other Secured Claims...................................................................... 112

       6.   Class 3a--Secured Claims Relating to First and
            Refunding Mortgage Bonds........................................................................... 112

       7.   Class 3b--Secured Claims Relating to Replaced First
            and Refunding Mortgage Bonds....................................................................... 113

       8.   Class 4a--Mortgage Backed PC Bond Claims........................................................... 113

       9.   Class 4b--MBIA Insured PC Bond Claims.............................................................. 114

      10.   Class 4c--MBIA Claims.............................................................................. 114

      11.   Class 4d--Letter of Credit Backed PC Bond Claims................................................... 115

      12.   Class 4e--Letter of Credit Bank Claims............................................................. 116

      13.   Class 4f--Prior Bond Claims........................................................................ 119

      14.   Class 4g--Treasury PC Bond Claims.................................................................. 120

      15.   Class 5--General Unsecured Claims.................................................................. 121

      16.   Class 6--ISO, PX and Generator Claims.............................................................. 121

      17.   Class 7--ESP Claims................................................................................ 122
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               18. Class 8--Environmental, Fire Suppression, Pending Litigation and Tort Claims. 122

               19. [Intentionally Blank]........................................................ 124

               20. Class 10--Convenience Claims................................................. 124

               21. Class 11--QUIDS Claims....................................................... 124

               22. Class 12--Workers' Compensation Claims....................................... 124

               23. Class 13--Preferred Stock Equity Interests................................... 125

               24. Class 14--Common Stock Equity Interests...................................... 125

           N.  SECURITIES ISSUED UNDER THE PLAN; WORKING CAPITAL FACILITIES..................... 125

                1. Equity Securities............................................................ 125

                2. Debt Securities.............................................................. 125

                   a.                 Allocation of Notes under the Plan........................ 126

                   b.                 Mechanics of Notes Offerings under the Plan............... 127

                   c.                 Fractional Securities..................................... 128

                3. Working Capital Facilities................................................... 128

           O.  METHOD OF DISTRIBUTION UNDER THE PLAN............................................ 128

           P.  TIMING OF DISTRIBUTIONS UNDER THE PLAN........................................... 129

           Q.  TREATMENT OF EXECUTORY CONTRACTS AND UNEXPIRED LEASES............................ 130

           R.  PROVISIONS FOR TREATMENT OF DISPUTED CLAIMS...................................... 132

           S.  CONDITIONS PRECEDENT TO CONFIRMATION OF THE PLAN................................. 133

           T.  CONDITIONS PRECEDENT TO EFFECTIVENESS OF THE PLAN................................ 134

           U.  IMPLEMENTATION AND EFFECT OF CONFIRMATION OF THE PLAN............................ 135

           V.  DISCHARGE AND INJUNCTION......................................................... 135

           W.  VOTING........................................................................... 136

                1. Voting of Claims............................................................. 136

                2. Elimination of Vacant Classes................................................ 136

                3. Nonconsensual Confirmation................................................... 136

           X.  SUMMARY OF OTHER PROVISIONS OF THE PLAN.......................................... 136

                1. Amendment or Modification of the Plan........................................ 136

                2. Cancellation of Existing Securities and Agreements........................... 137

                3. Revocation or Withdrawal of the Plan......................................... 137

                4. Termination of Committee..................................................... 137

                5. Effectuating Documents and Further Transactions.............................. 137

                6. Exculpation.................................................................. 137

                7. Release of Parent and Certain Other Parties.................................. 138

                8. Plan Supplement.............................................................. 138
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                    9.     Retention of Jurisdiction...................................................... 138

                   10.     Exemption from Transfer Taxes.................................................. 139

                   11.     Fees and Expenses.............................................................. 139

                   12.     Payment of Statutory Fees...................................................... 140

                   13.     Severability................................................................... 140

                   14.     Binding Effect................................................................. 140

                   15.     Governing Law.................................................................. 140

                   16.     Withholding and Reporting Requirements......................................... 140

                   17.     Sections 1125 and 1126 of the Bankruptcy
                           Code........................................................................... 140

                   18.     Allocation of Plan Distributions............................................... 141

                   19.     Minimum Distributions.......................................................... 141

                   20.     Preservation of Certain Claims................................................. 141

                   21.     Subrogation Rights............................................................. 141

                   22.     Notices........................................................................ 141

         VII.  CONFIRMATION AND CONSUMMATION PROCEDURE.................................................... 143

               A.  SOLICITATION OF VOTES.................................................................. 143

               B.  THE CONFIRMATION HEARING............................................................... 143

               C.  CONFIRMATION........................................................................... 144

                    1.     Acceptance..................................................................... 144

                    2.     Unfair Discrimination and Fair and
                           Equitable Tests................................................................ 145

                    3.     Feasibility.................................................................... 146

                    4.     Best Interests Test............................................................ 146

               D.  CONSUMMATION........................................................................... 147

         VIII. FINANCIAL INFORMATION...................................................................... 147

         IX.   SECURITIES LAWS MATTER..................................................................... 148

               A.  BANKRUPTCY CODE EXEMPTIONS FROM REGISTRATION REQUIREMENTS.............................. 148

               B.  REGISTRATION OF RESALES................................................................ 149

         X.    CERTAIN RISK FACTORS TO BE CONSIDERED...................................................... 150

               A.  CERTAIN BANKRUPTCY LAW CONSIDERATIONS.................................................. 150

                    1.     Risk of Non-Confirmation of the Plan........................................... 150

                    2.     Non-Consensual Confirmation.................................................... 151

                    3.     Risk of Delay or Non-Occurrence of the
                           Effective Date................................................................. 151

               B.  CERTAIN RISKS RELATING TO THE RESTRUCTURING TRANSACTIONS............................... 151

                    1.     The Net Open Position.......................................................... 151
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                                     2.  Ability of the Debtor to Obtain Regulatory Approvals in Connection with the
                                         Restructuring Transactions..................................................... 151

                                     3.  Tax Risks...................................................................... 152

                                     4.  Real Property Taxes............................................................ 152

                                     5.  Transition of Operations to the Disaggregated Entities......................... 152

                                 C.  RISKS RELATING TO THE BUSINESSES AFTER THE EFFECTIVE DATE.......................... 153

                                     1.  Pass-Through of Procurement Costs.............................................. 153

                                     2.  Commodity Price Risks.......................................................... 153

                                     3.  State Regulation and Oversight................................................. 153

                                     4.  Operation of Competing Gas Pipelines........................................... 154

                                     5.  Bypass......................................................................... 154

                                     6.  Potential Exposure to Environmental Liabilities................................ 154

                                 D.  RISKS RELATING TO THE ISSUANCE OF NEW DEBT SECURITIES.............................. 155

                                     1.  Inability to Successfully Market New Debt Securities........................... 155

                                     2.  Interest Rate Risk............................................................. 155

                            XI.  DESCRIPTION OF CERTAIN CLAIMS.......................................................... 155

                                 A.  POLLUTION CONTROL BONDS............................................................ 155

                                     1.  General........................................................................ 155

                                     2.  Mortgage Backed PC Bonds....................................................... 158

                                     3.  Letter of Credit Backed PC Bonds............................................... 158

                                     4.  MBIA Insured PC Bonds.......................................................... 159

                                     5.  Prior Bonds.................................................................... 159

                                     6.  Treasury PC Bonds.............................................................. 160

                            XII. CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN.................................... 160

                                 A.  INTRODUCTION....................................................................... 160

                                 B.  CONSEQUENCES TO THE DEBTOR AND THE PARENT.......................................... 161

                                     1.  Consequences of the Internal Restructurings and the Reorganized Debtor Spin-Off 161

                                     2.  Consequences of Long-Term Notes................................................ 162

                                     3.  Treatment of Escrow(s)......................................................... 162

                                 C.  CONSEQUENCES TO HOLDERS OF IMPAIRED CLAIMS OTHER THAN HOLDERS OF
                                     POLLUTION CONTROL BONDS............................................................ 162

                                     1.  Holders of Claims That Do Not Constitute Securities............................ 163

                                     2.  Holders of Claims that Constitute Securities................................... 163

                                     3.  Distributions in Discharge of Accrued Interest................................. 164
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          4.  Ownership and Disposition of the Long-Term Notes and QUIDS Notes............... 164

              a.  Interest and Original Issue Discount on the Long-Term Notes and QUIDS Notes 164

              b.  Applicable High Yield Discount Obligations (AHYDOs)........................ 165

              c.  Acquisition and Bond Premium............................................... 165

              d.  Market Discount............................................................ 166

      D.  CONSEQUENCES TO HOLDERS OF CERTAIN PC BOND CLAIMS.................................. 167

      E.  CONSEQUENCES TO HOLDERS OF PREFERRED STOCK EQUITY INTERESTS........................ 167

      F.  INFORMATION REPORTING AND WITHHOLDING.............................................. 167

XIII. ALTERNATIVES TO CONFIRMATION AND CONSUMMATION OF THE PLAN.............................. 168

      A.  LIQUIDATION UNDER CHAPTER 7........................................................ 168

      B.  ALTERNATIVE PLAN OF REORGANIZATION................................................. 168

      C.  LIQUIDATION UNDER CHAPTER 11....................................................... 168

XIV.  CONCLUSION AND RECOMMENDATION.......................................................... 168
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                               I.  INTRODUCTION

   Pacific Gas and Electric Company (the "Debtor"), together with the Debtor's parent company, PG&E Corporation, as co-proponent (the "Parent" and, together with the Debtor, the "Proponents"), submit this Disclosure Statement for Plan of Reorganization of Pacific Gas and Electric Company (the "Disclosure Statement" or the "Proponents' Disclosure Statement") under section 1125 of title 11 of the United States Code (the "Bankruptcy Code") to holders of Claims against and Equity Interests in the Debtor in connection with (i) the solicitation of acceptances of the Proponents' Plan of Reorganization Under Chapter 11 of the Bankruptcy Code for Pacific Gas and Electric Company, dated April 19, 2002 (the "Plan" or the "Proponents' Plan"), filed by the Proponents with the United States Bankruptcy Court for the Northern District of California (the "Bankruptcy Court") and (ii) the hearing to consider confirmation of the Plan (the "Confirmation Hearing") scheduled on August 1, 2002.

   On September 19, 2001, the Debtor, the Parent and the Official Committee of Unsecured Creditors (the "Committee") entered into an agreement (the "Support Agreement") pursuant to which the parties agreed to take all commercially reasonable actions and use their respective best efforts to achieve timely confirmation and consummation of a plan consistent with the term sheet attached as an exhibit to the Support Agreement. The Committee has acknowledged that the Plan is consistent with such term sheet. The Support Agreement was amended and restated in May 2002. See Section V.16 of this Disclosure Statement for more detailed information regarding the Support Agreement.

   On April 15, 2002, the California Public Utilities Commission ("CPUC") filed its plan (the "Commission's Plan" or the "CPUC Plan") along with a disclosure statement (the "Commission's Disclosure Statement" or the "CPUC Disclosure Statement"). Pursuant to an order of the Bankruptcy Court, the solicitation process for the Proponents' Plan and the Commission's Plan will be coordinated, such that both plans will be presented simultaneously to creditors and interest holders for acceptance or rejection. The Proponents' Plan and the Commission's Plan are referred to collectively herein from time to time as the "Plans" or the "Competing Plans."

   Attached as Exhibits to this Disclosure Statement are copies of the following documents:

   . The Plan (Exhibit A);

   . Order of the Bankruptcy Court entered on April 24, 2002 (the "Disclosure
     Statement Order") approving this Disclosure Statement and Order of the Bankruptcy Court entered on May 20, 2002 (the "Supplemental Order Approving Disclosure Statements") supplementing orders approving this Disclosure Statement & the Commission's Disclosure Statement and establishing the date of the Confirmation Hearing and certain other objections and voting deadlines and procedures (Exhibit B);

   . Projected Financial Information (Exhibit C);

   . Schedule of Currently Outstanding Securities of the Debtor (Exhibit D);

   . Summary of Terms of Debt Securities to be Issued under the Plan (Exhibit
     E);

   . Descriptions of Assets to Be Transferred by the Debtor (Exhibits F-1, F-2 and F-3);

   . Summary of Applications filed with the Federal Energy Regulatory
     Commission (the "FERC") and the Nuclear Regulatory Commission (the "NRC") on November 30, 2001 (Exhibit G);

   . Interest Rates Payable on Certain Allowed Claims (Exhibit H);

   . Schedule of Letter of Credit Issuing Banks (Exhibit I); and

   . Information Concerning Officers and Directors of the Reorganized Debtor,
     Parent and Newco and Officers and Members of the Boards of Control of ETrans, GTrans and Gen (Exhibit J).

   In addition, the Proponents have filed the following documents, which are incorporated herein by reference, with the U.S. Securities and Exchange Commission (the "SEC"):

   . Annual Report on Form 10-K of the Parent and the Debtor for the year ended
     December 31, 2001;

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   . Joint Proxy Statement on Schedule 14A of the Parent and Debtor dated March
     13, 2002; and

   . Various Current Reports on Form 8-K.

Such documents and other information are available at a website maintained by the SEC at http://www.sec.gov that contains reports, proxy and information statements and other information filed electronically with the SEC. The information included in this Disclosure Statement has been provided by the Proponents and is derived from their books and records, public filings and various third-party sources.

   A Ballot for the acceptance or rejection of the Proponents' Plan and/or the Commission's Plan (and expression of a preference, where applicable) is enclosed with the Disclosure Statement submitted to holders of Claims and Equity Interests entitled to vote to accept or reject the Proponents' Plan and/or the Commission's Plan.

   On April 24, 2002, after notice and a hearing, the Bankruptcy Court entered the Disclosure Statement Order approving this Disclosure Statement as containing adequate information of a kind and in sufficient detail to enable hypothetical reasonable investors typical of the holders of Claims against and Equity Interests in the Debtor to make an informed judgment in voting to accept or reject the Plan. APPROVAL OF THIS DISCLOSURE STATEMENT DOES NOT, HOWEVER, CONSTITUTE A DETERMINATION BY THE BANKRUPTCY COURT AS TO THE FAIRNESS OR MERITS OF THE PLAN.

   The Ballot sets forth the deadlines, procedures and instructions for voting to accept or reject the Proponents' Plan and/or the Commission's Plan (and expression of a preference, where applicable). In addition, detailed voting instructions accompany each Ballot. Before voting, each holder of a Claim or Equity Interest entitled to vote should read this Disclosure Statement (including the exhibits and documents incorporated herein by reference), the Commission's Disclosure Statement, the Competing Plans and the instructions accompanying the Ballot. These documents contain, among other things, important information concerning the classification of Claims and Equity Interests for voting purposes and the tabulation of votes. No solicitation of votes on the Proponents' Plan may be made except pursuant to this Disclosure Statement and section 1125 of the Bankruptcy Code. In considering how to vote on the Proponents' Plan, a holder of a Claim or Equity Interest should not rely on any information relating to the Debtor and its business other than that contained, or incorporated by reference, in this Disclosure Statement, the Proponents' Plan or as otherwise approved by the Bankruptcy Court.

   For the reasons discussed herein, THE PROPONENTS URGE ALL CREDITORS AND EQUITY HOLDERS TO VOTE TO ACCEPT THE PROPONENTS' PLAN (AND TO REJECT THE COMMISSION'S PLAN) BECAUSE THE PROPONENTS BELIEVE THAT THEIR PLAN PROVIDES MAXIMUM VALUE AND MORE CERTAINTY FOR CREDITORS AND EQUITY HOLDERS. Creditors and Equity Holders are urged to read both the Proponents' Disclosure Statement and the Commission's Disclosure Statement in their entirety prior to voting on the Proponents' Plan.

   CAPITALIZED TERMS USED IN THIS DISCLOSURE STATEMENT BUT NOT OTHERWISE DEFINED HEREIN SHALL HAVE THE MEANINGS ASCRIBED TO SUCH TERMS IN THE PLAN. AN INDEX OF DEFINED TERMS IS ATTACHED TO THIS DISCLOSURE STATEMENT IMMEDIATELY FOLLOWING THE SIGNATURE PAGE.

A.  CHAPTER 11.

   Chapter 11 is the principal business reorganization chapter of the Bankruptcy Code. Under chapter 11, a debtor is authorized to reorganize its business for the benefit of itself, its creditors and its equity interest holders. In addition to permitting the rehabilitation of a debtor, another goal of chapter 11 is to promote equality of treatment for similarly situated creditors and similarly situated equity interest holders with respect to the distribution of a debtor's assets.

   The commencement of a chapter 11 case creates an estate that is comprised of all of the legal and equitable interests of the debtor as of the date of filing of the bankruptcy petition. The Bankruptcy Code provides that the debtor may continue to operate its business and remain in possession of its property as a "debtor-in-possession."

   The principal objective of a chapter 11 case is the confirmation and consummation of a plan. A plan sets forth the means for satisfying claims against and equity interests in a debtor. Confirmation of a plan by the bankruptcy court binds, among others, the debtor, any issuer of securities under the plan, any entity acquiring property under the plan and any creditor or equity interest holder of the debtor. Subject to certain limited exceptions, the order approving confirmation of a chapter 11 plan discharges a debtor from any debt that arose prior to the date of confirmation of the plan and substitutes therefor the obligations specified under the confirmed plan.

   Certain holders of allowed claims against and equity interests in a debtor are permitted to vote to accept or reject the plan. Prior to soliciting acceptances of a proposed plan, however, section 1125 of the Bankruptcy Code requires approval by the bankruptcy court of a disclosure statement containing adequate information of a kind and in sufficient detail to enable a hypothetical reasonable investor to make an informed judgment regarding the plan.

B.  SUMMARY OF THE PLAN OF REORGANIZATION.

   Prior to the summer of 2000, the Debtor was one of the healthiest energy utilities in the United States, enjoying investment-grade credit ratings and consistently paying dividends to its shareholders. As a regulated public utility, the Debtor operated under the historical (and constitutionally-required) "regulatory compact." Under that compact, the Debtor undertook to serve all the electric and gas customers in its service territory in exchange for rates that allowed it to cover its costs of providing service, to recover its investment in facilities serving the public and the opportunity to earn a reasonable rate of return.

   Beginning in June 2000, prices for power purchased on the wholesale market began to increase. Prices moderated somewhat in the fall before spiking to unprecedented levels in November and subsequent months. The Debtor filed this Chapter 11 Case after the CPUC ignored the Debtor's repeated requests to allow it to recover in its retail rates the costs the Debtor was incurring to buy electricity for its customers in the wholesale market. The Debtor first requested relief from the CPUC in August 2000, continued its requests through the fall, and made a specific proposal for emergency rate relief in November 2000 to provide rate stability to its customers while the Debtor continued to use its good credit to buy power on their behalf. However, the CPUC and the State of California reacted to the Debtor's requests either by taking steps that were directly counter to the Debtor's financial preservation or by failing to act in a timely manner on the Debtor's requests. By April 6, 2001 (the "Petition Date"), the Debtor had incurred approximately $8.9 billion in procurement costs, including $2.3 billion attributable to the Debtor's generation, that the CPUC refused to allow the Debtor to collect from its customers, and the Debtor had billions of dollars in defaulted debt and unpaid bills. All of the major credit rating agencies had downgraded the Debtor to uncreditworthy ratings, which precluded the Debtor from purchasing power in the wholesale markets under federally-approved tariffs. As a result, the Debtor turned to the Bankruptcy Court for relief. For a more detailed description of the events leading to the commencement of the Chapter 11 Case and the filing of the Plan, see Section IV of this Disclosure Statement.

   Against this backdrop, the Proponents have developed a Plan designed to reaffirm the Debtor's financial viability and provide for the payment in full of all Allowed Claims. See Sections II and VI.M of this Disclosure Statement for detailed information regarding the payment of Allowed Claims. The Debtor has created three new limited liability companies and will separate its operations into four lines of business based on the Debtor's historical functions: retail gas and electric distribution, electric transmission, interstate gas transmission and electric generation. The companies are the Reorganized Debtor, ETrans LLC ("ETrans"), GTrans LLC ("GTrans") and Electric Generation LLC ("Gen"), respectively. The Reorganized Debtor has also created a corporation, Newco Energy Corporation ("Newco"), to hold the membership interests of ETrans, GTrans and Gen, and will ultimately declare and pay a dividend of all of the outstanding common stock of Newco to the Parent. In addition, the Debtor may create direct or indirect subsidiaries of Newco to hold other assets and may create additional entities as deemed appropriate. The Parent will declare and, on or as soon after the Effective Date as practicable, pay a dividend of all of the outstanding common stock of the Reorganized Debtor held by the Parent to its existing shareholders. As a result of such dividend, the Reorganized Debtor will thereafter operate as a stand-alone local electric and gas distribution business. As a result of the restructuring, the electric transmission, interstate gas transmission and electric generation businesses will be under the exclusive ratemaking jurisdiction of the FERC after the Effective Date. The gas and electric distribution business will remain under the jurisdiction of the CPUC. See Section VI of this Disclosure Statement for a more detailed description of the Plan.

   The following illustration represents the general corporate structure of the Parent and the Debtor following consummation of the transactions contemplated by the Plan, but does not include Newco or any other subsidiaries or affiliates of such entity:

                                  [FLOW CHART]



   The purpose of the Plan is to realize the inherent value of the Debtor's assets, pay all Allowed Claims in full and enable the Debtor to emerge from the Chapter 11 Case with a strong and sustainable business. See Sections II and VI.M of this Disclosure Statement for detailed information regarding the payment of Allowed Claims. The value created by the Plan will provide cash and increased debt capacity to enable the Debtor to pay its creditors in full. The Plan will also create businesses that will be financially sound going forward, thus providing the necessary assurance that the Reorganized Debtor, ETrans, GTrans and Gen will be able to service the debt issued in connection with or reinstated under the Plan.

   The Proponents and the Committee believe that the Plan is workable, fair and in the public interest. The Plan provides for the continued ownership of the Debtor's assets by California companies that will continue to operate the Debtor's businesses consistent with sound business and environmental policies. See Section VI.D of this Disclosure Statement for more information on environmental policies. The Plan positions the Debtor to regain financial viability, resume procurement of power for its retail customers and participate actively in Western energy markets by the end of 2002.

   Without raising retail electricity rates above current levels, the Plan provides a safe, reliable and long-term electricity supply to California's electric customers. The Plan enables the Debtor to maintain a qualified workforce and keep the Debtor's generating assets intact and integrated, rather than selling them piecemeal to satisfy its debts. Finally, the Debtor's restructured gas and electric distribution, gas and electric transmission and generating assets will continue to be regulated to protect the public interest.

   The Proponents and the Committee believe that the Plan will enable the Debtor to successfully reorganize its business and accomplish the objectives of chapter 11, and that acceptance of the Plan is in the best interests of the Debtor, its creditors and all parties in interest.

C.  HOLDERS OF CLAIMS AND EQUITY INTERESTS ENTITLED TO VOTE.

   The Bankruptcy Code provides that only holders of allowed claims or equity interests in classes of claims or equity interests that are impaired and are not deemed to have rejected a proposed chapter 11 plan are entitled to vote to accept or reject such plan. Classes of claims or equity interests in which the holders are unimpaired under a chapter 11 plan are deemed to have accepted the plan and are not entitled to vote to accept or reject the plan. Classes of claims or equity interests in which the holders will receive no recovery under a chapter 11 plan are impaired, but are deemed to have rejected the plan and are also not entitled to vote to accept or reject the plan. See Section VI.M of this Disclosure Statement for a detailed description of the treatment of Claims and Equity Interests under the Plan.

   The following classes of Claims and Equity Interests are impaired, will receive distributions under the Plan and are entitled to vote to accept or reject the Plan: Class 3a--Secured Claims Relating to First and Refunding Mortgage Bonds, Class 3b--Secured Claims Relating to Replaced First and Refunding Mortgage Bonds, Class 4a--Mortgage Backed PC Bond Claims, Class 4c--MBIA Claims, Class 4e--Letter of Credit Bank Claims, Class 5--General Unsecured Claims, Class 6--ISO, PX and Generator Claims, Class 7--ESP Claims, Class 11--QUIDS Claims and Class 14--Common Stock Equity Interests.

   The following classes of Claims and Equity Interests are unimpaired and, therefore, are conclusively presumed to have accepted the Plan: Class 1--Other Priority Claims, Class 2--Other Secured Claims, Class 4b--MBIA Insured PC Bond Claims, Class 4d--Letter of Credit Backed PC Bond Claims, Class 4f--Prior Bond Claims, Class 4g--Treasury PC Bond Claims, Class 8--Environmental, Fire Suppression, Pending Litigation and Tort Claims, Class 10--Convenience Claims, Class 12--Workers' Compensation Claims and Class 13--Preferred Stock Equity Interests./1/

   No class of Claims or Equity Interests will receive no recovery under the Plan. Accordingly, none of the classes of Claims or Equity Interests is deemed to have rejected the Plan.

   The Bankruptcy Code defines "acceptance" of a plan by a class of claims as acceptance by creditors in such class holding at least two-thirds ( 2/3) in dollar amount and more than one-half ( 1/2) in number of the allowed
--------
/1/ While the Proponents believe that Class 13 is unimpaired by the Plan, certain holders of Preferred Stock Equity Interests may believe that Class 13 is impaired by the Plan. To avoid delaying the voting process, holders of Preferred Stock Equity Interests are being solicited to vote on the Plan as a precautionary measure so that the voting results will be available if it is determined by the Bankruptcy Court that such Class is impaired. Allowing the holders of Preferred Stock Equity Interests to vote shall be without prejudice to the Proponents' contention that this Class is unimpaired and the Proponents reserve the right to contest any objection to the unimpaired status of this Class.

claims in such class casting ballots for acceptance or rejection of the plan. The Bankruptcy Code defines "acceptance" of a plan by a class of equity interests as acceptance by holders in such class holding at least two-thirds ( 2/3) in amount of the allowed interests casting ballots for acceptance or rejection of the plan. See Section VII.C of this Disclosure Statement for a more detailed description of the requirements for confirmation of the Plan.

   If one or more classes of Claims or Equity Interests entitled to vote on the Plan rejects the Plan, the Proponents reserve the right to amend the Plan or request confirmation of the Plan pursuant to section 1129(b) of the Bankruptcy Code. If at least one class of Claims that is impaired under the Plan has accepted the Plan (determined without including acceptance of the Plan by any insider), section 1129(b) permits confirmation of the Plan notwithstanding its rejection by one or more impaired classes of Claims or Equity Interests. Under that section, the Plan may be confirmed by the Bankruptcy Court if it does not "discriminate unfairly" and is "fair and equitable" with respect to each nonaccepting class of Claims or Equity Interests. See Section VII.C.2 of this Disclosure Statement for a more detailed description of the requirements for confirmation of a plan not accepted by all voting classes.

D.  VOTING PROCEDURES.

  1. General.

   If you are entitled to vote, a Ballot is enclosed for the purpose of voting on the Competing Plans. Please vote and return your Ballot in the envelope provided. If you are the beneficial owner of bonds, notes, debentures or shares of stock of the Debtor as of the Voting Record Date, your return envelope may be addressed to the brokerage firm or bank holding your securities, or to such firm's agent (each a "Nominee"). Other holders of Claims and Equity Interests will receive a return envelope addressed directly to Innisfree M&A Incorporated (the "Voting Agent").

DO NOT RETURN ANY SECURITIES OF PACIFIC GAS AND ELECTRIC COMPANY WITH YOUR
BALLOT.

TO BE COUNTED, YOUR BALLOT INDICATING ACCEPTANCE OR REJECTION OF THE PLAN MUST BE RECEIVED NO LATER THAN 5:00 P.M., EASTERN TIME, ON AUGUST 12, 2002 (THE "VOTING DEADLINE"). ANY EXECUTED BALLOT THAT FAILS TO INDICATE AN ACCEPTANCE OR REJECTION OF THE PLAN WILL NOT BE COUNTED. IF YOU VOTE IN FAVOR OF BOTH COMPETING PLANS OR YOU VOTE A CLASS 3 OR 4A CLAIM IN FAVOR OF THE PROPONENTS' PLAN AND ARE DEEMED TO VOTE IN FAVOR OF THE COMMISSION'S PLAN, THE BALLOT SHOULD ALSO INDICATE YOUR PREFERENCE FOR THE PROPONENTS' PLAN OR THE COMMISSION'S PLAN.

   BALLOTS WILL NOT BE ACCEPTED BY THE VOTING AGENT BY FACSIMILE TRANSMISSION OR ANY OTHER ELECTRONIC MEANS.

    The Voting Agent is:

    Innisfree M&A Incorporated
    501 Madison Avenue, 20th Floor
    New York, New York 10022
    Phone: (877) 750-9501 (toll-free)
    Banks and brokers call: (212) 750-5833

   The Bankruptcy Court has set May 21, 2002 as the Voting Record Date. Accordingly, only holders of record of Claims and Equity Interests as of the Voting Record Date who otherwise are entitled to vote will receive a Ballot.

   If you are a holder of a Claim or Equity Interest entitled to vote and did not receive a Ballot, received a damaged Ballot or lost your Ballot, or if you have any questions concerning the procedures for voting on the Competing Plans, please contact the Voting Agent at (877) 750-2689.

   Please note the following special instructions for holders of certain Claims and Equity Interests.

  2. Beneficial Owners of Bonds, Notes, Debentures or Shares of Stock.

   If you are the beneficial owner of bonds, notes, debentures or shares of stock of the Debtor as of the Voting Record Date, and such bonds, notes, debentures or shares are registered in your name, please complete the information requested on the Ballot; sign, date and indicate your vote; and return the Ballot to the Voting Agent in the enclosed return envelope or at the address set forth above on or prior to the Voting Deadline.

   If you are the beneficial owner of bonds, notes, debentures or shares of stock of the Debtor as of the Voting Record Date, such bonds, notes, debentures or shares are registered in "street name," AND YOUR BALLOT HAS BEEN PREVALIDATED BY YOUR NOMINEE, please complete the information requested on the Ballot; sign, date and indicate your vote; and return the Ballot to the Voting Agent in the enclosed return envelope or at the address set forth above on or prior to the Voting Deadline.

   If you are the beneficial owner of bonds, notes, debentures or shares of stock of the Debtor as of the Voting Record Date, such bonds, notes, debentures or shares are registered in "street name," AND YOUR BALLOT HAS NOT BEEN PREVALIDATED BY YOUR NOMINEE, sign, date and indicate your vote, and return your Ballot to your Nominee prior to the Voting Deadline.

  3. Nominees of Beneficial Owners of Bonds, Notes, Debentures or Shares of
  Stock.

   If you are the Nominee for a beneficial owner of bonds, notes, debentures or shares of stock of the Debtor as of the Voting Record Date, please forward a copy of this Disclosure Statement and the appropriate Ballot to each beneficial owner. If you do not prevalidate the Ballots, the Ballots must be collected by you so that you can deliver them to the Voting Agent on a Master Ballot no later than 5:00 p.m. Eastern Time on August 15, 2002 as detailed in the Master Ballot.

  4. Securities Clearing Agency.

   If you are a securities clearing agency, please arrange for your participants to vote by executing an omnibus proxy in their favor.

E.  CONFIRMATION HEARING.

   Pursuant to section 1128 of the Bankruptcy Code and the Bankruptcy Court's Supplemental Order Approving Disclosure Statements, the Confirmation Hearing to consider confirmation of the Competing Plans will be held on August 1, 2002, commencing at 9:30 a.m., Pacific Time, before the Honorable Dennis Montali, United States Bankruptcy Judge, at the United States Bankruptcy Court for the Northern District of California, 235 Pine Street, San Francisco, California 94014, or such other location as the Bankruptcy Court directs. The Bankruptcy Court has directed that objections, if any, to confirmation of the Commission's Plan and/or the Proponents' Plan be served and filed so that they are received no later than July 17, 2002, at 4:00 p.m., Pacific Time, in the manner described below in Section VII.B of this Disclosure Statement. The Confirmation Hearing may be continued from time to time by the Bankruptcy Court without further notice except for announcement of the continuation date made at the Confirmation Hearing.

F.  MISCELLANEOUS.

   THE STATEMENTS CONTAINED IN THIS DISCLOSURE STATEMENT ARE MADE AS OF THE DATE HEREOF UNLESS ANOTHER DATE IS SPECIFIED HEREIN. THE DELIVERY OF THIS

DISCLOSURE STATEMENT SHALL NOT CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN HAS NOT CHANGED AFTER THE DATE HEREOF. HOLDERS OF CLAIMS AND EQUITY INTERESTS ENTITLED TO VOTE SHOULD CAREFULLY READ THIS DISCLOSURE STATEMENT (INCLUDING THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE) IN ITS ENTIRETY, INCLUDING THE PLAN AND THE OTHER EXHIBITS, PRIOR TO VOTING ON THE PLAN.

   FOR THE CONVENIENCE OF HOLDERS OF CLAIMS AND EQUITY INTERESTS, THIS DISCLOSURE STATEMENT SUMMARIZES THE TERMS OF THE PLAN. IF ANY INCONSISTENCY EXISTS BETWEEN THE PLAN AND THIS DISCLOSURE STATEMENT, THE TERMS OF THE PLAN ARE CONTROLLING. THIS DISCLOSURE STATEMENT MAY NOT BE RELIED UPON FOR ANY PURPOSE OTHER THAN TO DETERMINE WHETHER TO VOTE TO ACCEPT OR REJECT THE PLAN, AND NOTHING STATED HEREIN SHALL BE DEEMED CONCLUSIVE EVIDENCE OF THE TAX OR OTHER LEGAL EFFECTS OF THE PLAN ON THE PROPONENTS OR HOLDERS OF CLAIMS OR EQUITY INTERESTS. CERTAIN OF THE STATEMENTS CONTAINED IN THIS DISCLOSURE STATEMENT (INCLUDING THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE), TOGETHER WITH THE PROJECTED FINANCIAL INFORMATION ANNEXED HERETO AS EXHIBIT C AND THE ASSUMPTIONS UNDERLYING SUCH PROJECTED FINANCIAL INFORMATION, BY NATURE, ARE FORWARD-LOOKING AND SUBJECT TO THE VARIOUS RISKS AND UNCERTAINTIES DESCRIBED IN
SECTION X OF THIS DISCLOSURE STATEMENT (AND THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE). ACTUAL OUTCOMES MAY DIFFER MATERIALLY FROM THOSE EXPRESSED, IMPLIED OR ASSUMED FROM SUCH FORWARD-LOOKING STATEMENTS. ALL HOLDERS OF CLAIMS AND EQUITY INTERESTS SHOULD CAREFULLY READ AND CONSIDER FULLY THE RISK FACTORS SET FORTH IN SECTION X OF THIS DISCLOSURE STATEMENT (AND THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE).

   SUMMARIES OF CERTAIN PROVISIONS OF AGREEMENTS REFERRED TO IN THIS DISCLOSURE STATEMENT DO NOT PURPORT TO BE COMPLETE AND ARE SUBJECT TO, AND ARE QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO, THE FULL TEXT AND TO ALL OF THE PROVISIONS OF THE APPLICABLE AGREEMENT, INCLUDING THE DEFINITIONS OF TERMS CONTAINED IN SUCH AGREEMENT.

G.  THE COMPETING PLAN PROCESS.

   Holders of Claims and Equity Interests are entitled to accept or reject one or both of the Competing Plans as set forth in the accompanying consolidated Ballot and voting instructions. Holders of Claims and Equity Interests are also entitled to indicate their preference for one of the Competing Plans. Based upon the votes and preferences cast by holders of Claims and Equity Interests with respect to each Competing Plan, and whether the Competing Plans satisfy the requirements contained in the Bankruptcy Code, the Bankruptcy Court will decide whether to confirm one of the Competing Plans. The Proponents believe that the Bankruptcy Court will determine the Proponents' Plan to be the successful Competing Plan and that the Proponents' Plan will be approved by the Bankruptcy Court.

   This Disclosure Statement is intended to assist you in making your decisions on whether to vote for or against the Proponents' Plan and whether to prefer the Proponents' Plan over the Commission's Plan.

                 II.  OVERVIEW OF CLAIMS AND EQUITY INTERESTS

A.  SUMMARY CLAIMS TABLE.

   The following table briefly summarizes the classification and treatment of Claims and Equity Interests under the Plan. While approximately $44 billion of claims have been filed with the Bankruptcy Court in connection with this Chapter 11 Case, the Proponents believe that the estimated amounts set forth in the following table represent the most reasonable estimates of the ultimate Allowed Claims. See Section VI.M of this Disclosure Statement for a more detailed discussion of the treatment of Claims and Equity Interests under the Plan. See Section XI of this Disclosure Statement for a detailed description of the PC Bond obligations and the defined terms used in the discussion of Class 4. A schedule of the Debtor's currently outstanding securities is attached hereto as Exhibit D.

   The Debtor will pay all Allowed Claims in full. Allowed Claims shall include the amounts owed with respect to the period prior to the Petition Date and applicable interest accrued and unpaid during such period. Except as otherwise provided herein, holders of Allowed Claims will also be paid in Cash accrued and unpaid interest due on such Allowed Claims from the Petition Date through the Effective Date ("Post-Petition Interest"). Except as otherwise provided herein, including Exhibit H attached hereto, any Post-Petition Interest shall be calculated and paid on the Allowed Claim at the lowest non-default rate in accordance with the terms specified in the applicable statute, indenture or instrument governing such Allowed Claim or, if no such instrument exists or the applicable instrument does not specify a non-default rate of interest, Post-Petition Interest will be calculated and paid on the Allowed Claim at the Federal Judgment Rate. Except as provided under applicable non-bankruptcy law, Post-Petition Interest will not be paid on the following Allowed Claims:
Administrative Expense Claims, Environmental, Fire Suppression, Pending Litigation and Tort Claims, and Workers' Compensation Claims.

   Pursuant to an order entered by the Bankruptcy Court on April 9, 2001 authorizing the interim use of cash collateral, the Debtor has paid and will continue to pay Post-Petition Interest to the holders of Allowed Claims in Classes 3a, 3b and 4a. In addition, pursuant to the Settlement Order, the Debtor will make (i) payments, as soon as practicable but no later than ten
(10) days after approval of the Disclosure Statement, of pre-petition interest and Post-Petition Interest accrued through the applicable Initial Calculation Date (February 28, 2002) to the holders of Allowed Claims in Class 5 for Senior Indebtedness, the holders of Allowed Southern San Joaquin Valley Power Authority Bond Claims and the holders of Allowed Claims in Classes 4c, 4f, 4g and 11, and (ii) payments, on or before July 30, 2002, of pre-petition interest and Post-Petition Interest accrued through the applicable Initial Calculation Date (June 30, 2002) to the remaining holders of Allowed Claims in Class 5 and the holders of Allowed Claims in Classes 1, 2, 6, 7 and 10.

   Pursuant to an order entered by the Bankruptcy Court on April 9, 2002 approving the Debtor's execution and performance of an agreement with the Letter of Credit Issuing Banks entitled "Summary of Terms with Respect to Forbearance and Proposed Revised Treatment of Letter of Credit Bank Claims in the Plan of Reorganization," the Debtor will (i) make payments to the Letter of Credit Issuing Banks of certain reasonable fees and expenses of professionals retained by the Letter of Credit Issuing Banks, and (ii) within ten (10) days after the Confirmation Date and thereafter, pay to the holders of Allowed Claims in Class 4e the outstanding reimbursement claims under the applicable Reimbursement Agreements with respect to Letter of Credit draws for the payment of interest on the related series of Letter of Credit Backed PC Bonds, together with accrued and unpaid interest due thereon at the non-default rate to the extent provided in the applicable Reimbursement Agreements.

   In addition, the Debtor will make payments of Post-Petition Interest accruing on and after the applicable Initial Calculation Date and through the last day of the last calendar quarter ending prior to the Effective Date in arrears in quarterly installments (or in the case of such first quarter following the Initial Calculation Date for holders of Allowed Claims for which February 28, 2002 is the Initial Calculation Date, the four-month period from March 1, 2002 to June 30, 2002) as follows: (i) on the first Business Day of the next calendar quarter to the holders of Allowed Claims in Class 5 for Senior Indebtedness, the holders of Allowed Southern San Joaquin Valley Power Authority Bond Claims and the holders of Allowed Claims in Classes 4c, 4f, 4g and 11 and (ii) within thirty (30) days following the end of the calendar quarter, to the remaining holders of Allowed Claims in Class 5 and the holders of Allowed Claims in Classes 1, 2, 6, 7 and 10. Any Post-Petition Interest that accrues during the period commencing on the first day of the calendar quarter in which the Effective Date occurs and ending on the Effective Date will be paid on the Effective Date.

   The accrual and payment of Post-Petition Interest will terminate (i) if the Debtor is determined by a Final Order of the Bankruptcy Court to be insolvent (on a balance sheet basis), with such interest accrual termination effective as of the date of insolvency, as determined by the Bankruptcy Court; (ii) upon conversion of the Chapter 11 Case to a case under chapter 7, provided, however, that there is not a subsequent determination of the Bankruptcy Court that there are assets of sufficient value to pay Post-Petition Interest on the applicable Allowed Claims; or (iii) under any other circumstances that would allow for recharacterization, as described below. The amounts to be paid on account of Post-Petition Interest may be recharacterized and treated as partial payment of the principal amount of the applicable Allowed Claims under the following circumstances: (i) in the event that the Bankruptcy Court determines, by entry of a Final Order, that the Debtor is insolvent (on a balance sheet basis), from the date of insolvency as determined by the Bankruptcy Court; or (ii) if the Plan is not confirmed and another plan of reorganization is confirmed, in which case any payment of pre-petition interest and Post-Petition Interest that exceeds the amount of pre-petition interest and Post-Petition Interest otherwise required to be paid to the holders of the affected Allowed Claims under the terms of such other confirmed plan of reorganization may, in the sole discretion of the proponent(s) of such plan, be recharacterized and treated as a partial payment of the principal amount of the applicable Allowed Claims.

   As to any Disputed Claim, within ten (10) days after a Final Order or the filing of a stipulation making such Disputed Claim an Allowed Claim, the holder of such Allowed Claim shall receive all pre-petition interest and, to the extent payable, Post-Petition Interest accrued and payable on such Allowed Claim pursuant to the Plan as of such date. See Section VI.P of this Disclosure Statement for more information regarding the timing of distributions under the Plan.

   The Debtor is authorized to pay, and has paid or will pay, all fees and expenses of the holders of Senior Indebtedness who are parties to the Settlement and Support Agreement, the Bond Trustees, the trustees under the Mortgage, and the Debtor's various indentures, including, but not limited to, the trustee under the Southern San Joaquin Valley Power Authority Agreement, the Issuer of the PC Bonds, and their respective professionals, and Bank of America, N.A., in its capacity as administrative agent under the Revolving Line of Credit (including such administrative agent's attorneys' fees), pursuant to a procedure that provides for twenty (20) days' notice to the Debtor, its counsel, counsel to the Committee and the U.S. Trustee, which parties thereby are afforded an opportunity to object to the reasonableness of such fees and expenses. Any other unpaid fees and expenses accrued through the Confirmation Date of any of the Bond Trustees and trustees under the Mortgage and various indentures shall be paid by the Debtor within ten (10) days after the Confirmation Date, to the extent allowed by law and any underlying agreement.

                                                                                              Estimated
                                                                                              Aggregate
                                                                                              Amount of
                                                                                            Allowed Claims
Class            Claim/Interest            Treatment of Allowed Claim/Interest/2/           (in millions)
-----            --------------            -------------------------------------            --------------
 --   Administrative Expense Claims        Paid in full in Cash.                              $1,300/3/

 --   Professional Compensation and        Paid in full in Cash.                              Unknown
      Reimbursement Claims

 --   Priority Tax Claims                  Paid in full in Cash.                              $54

 1    Other Priority Claims                Unimpaired--Paid in full in Cash.                  Nominal

 2    Other Secured Claims                 Unimpaired--Paid in full in Cash.                  Nominal

 3a   Secured Claims Relating to First and Impaired--Paid in full in Cash. Allowed Secured    $2,976/4/
      Refunding Mortgage Bonds             Claims Relating to First and Refunding Mortgage
                                           Bonds will include prepayment penalties or
                                           premiums applicable on or prior to the Effective
                                           Date, but will not include any other prepayment
                                           premiums or penalties associated with the
                                           repayment of the First and Refunding Mortgage
                                           Bonds.

--------
/2/ To the extent the Plan provides for the satisfaction of a portion of an Allowed Claim through the issuance of Long-Term Notes, the holder of such Allowed Claim will receive one Long-Term Note from each of ETrans, GTrans and Gen. The approximate allocation of such Long-Term Notes among the issuers will be as follows: ETrans--twenty-seven percent (27%); GTrans--twenty-one percent (21%); and Gen fifty-two percent (52%). For example, assuming no Excess Cash, the holder of an Allowed General Unsecured Claim in the principal amount (excluding pre-petition interest) of $3,000,000 would be paid sixty percent (60%) in Cash and forty percent (40%) in Long-Term Notes, and would therefore receive $1,800,000 (plus pre-petition interest) in Cash plus $1,200,000 in Long-Term Notes. The holder of such Allowed Claim would also receive unpaid Post-Petition Interest and a placement fee of $30,000 in Cash. Based on the amounts of Long-Term Notes provided on Exhibit E to this Disclosure Statement, the Long-Term Notes received would consist of $325,000 from ETrans, $250,000 from GTrans and $625,000 from Gen. In addition, if the ETrans Long-Term Notes and the GTrans Long-Term Notes both had maturities of greater than ten (10) years, the holder of the Allowed General Unsecured Claim would receive additional placement fees of $1,625 and $1,250, respectively. No fractions of Long-Term Notes or QUIDS Notes will be distributed. To the extent that the estimated aggregate amount of Allowed Claims at the Effective Date is greater than that on which the aggregate amount of Long-Term Notes was based, additional Gen Long-Term Notes would be issued. At the same time, the amount of Gen New Money Notes would be decreased by an approximately equal amount. Since the absolute amount of Gen Long-Term Notes would increase, the relative allocations of the Long-Term Notes among ETrans, GTrans and Gen received by the holders of Allowed Claims would change. As a result of the foregoing, the total amount of Reorganized Debtor New Money Notes would be increased by approximately the amount of the increase in the estimated amount of Allowed Claims at the Effective Date. The actual allocation percentages will be equal to fractions, expressed as percentages, the numerators of which are the principal amounts of ETrans Long-Term Notes, GTrans Long-Term Notes and Gen Long-Term Notes to be issued (after giving effect to Excess Cash, but without taking into account any reduction in such issuance to occur as the result of the payment of Cash in lieu of fractional Long-Term Notes), respectively, and the denominator of which is the sum of the foregoing. See Exhibit E to this Disclosure Statement for more information regarding the debt securities to be issued under the Plan.
/3/ This amount consists of approximately $1.06 billion in cure amounts related to various agreements with QFs to assume executory contracts and approximately $294 million in cure amounts relating to assumption of other executory contracts and unexpired leases and other miscellaneous administrative expenses.
/4/ $277 million of such amount is held by the Debtor in treasury.

                                                                                           Estimated
                                                                                           Aggregate
                                                                                           Amount of
                                                                                         Allowed Claims
Class         Claim/Interest         Treatment of Allowed Claim/Interest/2/              (in millions)
-----         --------------         -------------------------------------               --------------

  3b  Secured Claims Relating to     Impaired--Each holder of a Mortgage Bond will          $--/5/
      Replaced First and Refunding   be paid Cash in an amount equal to any and all
      Mortgage Bonds                 accrued and unpaid interest owed to such holder in
                                     respect of such Mortgage Bond in accordance with
                                     the terms thereof to and including the last
                                     scheduled interest payment date preceding the
                                     Effective Date. The Mortgage Bonds will be
                                     replaced with New Mortgage Bonds.

  4a  Mortgage Backed PC Bond Claims Impaired--Each series of, and each of the PC           $345/5/
                                     Bond Documents relating thereto, Mortgage
                                     Backed PC Bonds will remain outstanding. Each
                                     holder of a Mortgage Backed PC Bond will be paid
                                     Cash in an amount equal to any and all accrued
                                     and unpaid interest owed to such holder in respect
                                     of such Mortgage Backed PC Bond in accordance
                                     with the terms thereof to and including the last
                                     scheduled interest payment date preceding the
                                     Effective Date. All unpaid fees and expenses of the
                                     Issuer and Bond Trustee due and owing under the
                                     applicable Loan Agreements will also be paid in
                                     Cash. The Reorganized Debtor will be solely liable
                                     for the Debtor's payment obligations under the PC
                                     Bond Documents related to the Mortgage Backed
                                     PC Bonds; provided, however, that all property
                                     transferred or sold by the Debtor pursuant to the
                                     Plan will be released from the lien of the Mortgage
                                     and the Mortgage Backed PC Bonds will be
                                     backed by New Mortgage Bonds.

--------
/5/ With respect to each series of Mortgage Backed PC Bonds, in order to secure and provide for the repayment of the respective Bond Loan, the Debtor issued and delivered to the Bond Trustee its Mortgage Bonds, of like principal amount, maturity, interest rate and redemption provisions as the related series of Mortgage Backed PC Bonds. Under the terms of the respective PC Bond Documents related to the Mortgage Backed PC Bonds, the Debtor is obligated to repay principal and interest on the respective Bond Loan only to the extent that such payments are not timely provided for by the payment of principal and interest on the respective Mortgage Bonds. Funds received by the Bond Trustee as the payment of Class 3b Allowed Claims will be applied by the Bond Trustee to satisfy a like amount of Class 4a Allowed Claims. Accordingly, the estimate of $345 million is the aggregate amount of all Allowed Claims in Classes 3b and 4a.

                                                                                     Estimated
                                                                                     Aggregate
                                                                                     Amount of
                                                                                   Allowed Claims
Class     Claim/Interest      Treatment of Allowed Claim/Interest/2/               (in millions)
-----     --------------      -------------------------------------                --------------

 4b   MBIA Insured PC         Unimpaired--The MBIA Insured PC Bonds, and              $200
      Bond Claims             each of the PC Bond Documents relating thereto,
                              will remain outstanding. Each holder of a MBIA
                              Insured PC Bond will be paid Cash in an amount
                              equal to any and all accrued and unpaid interest
                              owed to such holder in respect of such MBIA
                              Insured PC Bond in accordance with the terms
                              thereof to and including the last scheduled interest
                              payment date preceding the Effective Date. All
                              unpaid fees and expenses of the Issuer and Bond
                              Trustee due and owing under the Loan Agreement
                              will also be paid in Cash. The Reorganized Debtor
                              will be solely liable for the Debtor's payment
                              obligations under the PC Bond Documents related
                              to the MBIA Insured PC Bonds.

 4c   MBIA Claims             Impaired--Each holder of an Allowed MBIA                Nominal
                              Claim will be paid Cash in an amount equal to its
                              pro rata share of the aggregate amount paid by
                              MBIA to the Bond Trustee with respect to the
                              payment of interest on the MBIA Insured PC
                              Bonds during the period from the Petition Date to
                              and including the last scheduled interest payment
                              date preceding the Effective Date, together with its
                              pro rata share of all other amounts due and owing
                              to MBIA under the terms of the MBIA
                              Reimbursement Agreement through the Effective
                              Date, including interest at the non-default rate due
                              on such amounts to the extent provided in the
                              MBIA Reimbursement Agreement. The
                              Reorganized Debtor will be solely liable under the
                              MBIA Reimbursement Agreement.

 4d   Letter of Credit Backed Unimpaired--The Letter of Credit Backed PC              $614
      PC Bond Claims          Bonds will remain outstanding. Each holder of a
                              Letter of Credit Backed PC Bond will be paid Cash
                              in an amount equal to any and all accrued and
                              unpaid interest owed to such holder in respect of
                              such Letter of Credit Backed PC Bond in
                              accordance with the terms thereof to and including
                              the last scheduled interest payment date preceding
                              the Effective Date. All unpaid fees and expenses of
                              the Issuer and Bond Trustee due and owing under
                              the applicable Loan Agreements will also be paid
                              in Cash. The Reorganized Debtor will be solely
                              liable for the Debtor's obligations under the PC
                              Bond Documents related to the Letter of Credit
                              Backed PC Bonds.

                                                                                           Estimated
                                                                                           Aggregate
                                                                                           Amount of
                                                                                         Allowed Claims
Class        Claim/Interest        Treatment of Allowed Claim/Interest/2/                (in millions)
-----        --------------        -------------------------------------                 --------------

 4e   Letter of Credit Bank Claims Impaired--Commencing within ten (10) days after          Nominal
                                   the Confirmation Date, to the extent that the
                                   Debtor has not reimbursed the applicable Letter of
                                   Credit Issuing Bank and the applicable Banks, if
                                   any, for drawings made on the related Letter of
                                   Credit with respect to the payment of interest on
                                   the related series of Letter of Credit Backed PC
                                   Bonds to the extent provided in the respective
                                   Reimbursement Agreement, each holder of an
                                   Allowed Letter of Credit Bank Claim will be paid
                                   Cash in an amount equal to its pro rata share of the
                                   aggregate amount paid by the respective Letter of
                                   Credit Issuing Bank to the respective Bond Trustee
                                   under the terms of the applicable Letter of Credit
                                   with respect to the payment of the interest on the
                                   Letter of Credit Backed PC Bonds to which such
                                   Letter of Credit Bank Claim relates during the
                                   period from the Petition Date to and including the
                                   last scheduled interest payment date on such Letter
                                   of Credit Backed PC Bonds preceding the
                                   Effective Date. Each holder of an Allowed Letter
                                   of Credit Bank Claim will also be paid Cash in an
                                   amount equal to its pro rata share of all other
                                   amounts then due and owing to the respective
                                   Letter of Credit Issuing Bank and the applicable
                                   Banks, if any, under the terms of the respective
                                   Reimbursement Agreement (other than for
                                   reimbursement of drawings on the respective
                                   Letter of Credit) through the Effective Date,
                                   including interest at the interest rate due on such
                                   amounts to the extent provided in the respective
                                   Reimbursement Agreements, any due and owing
                                   Forbearance, Extension and Letter of Credit Fees
                                   (as hereinafter defined) through the Effective Date,
                                   and the reasonable fees and expenses of unrelated
                                   third-party professionals retained by the Letter of
                                   Credit Issuing Banks, to the extent incurred
                                   subsequent to the Petition Date in the Chapter 11
                                   Case, which with respect to each Letter of Credit
                                   Issuing Bank for the period prior to December 1,
                                   2001, to the extent payment of such fees and
                                   expenses are approved by the Bankruptcy Court
                                   prior to the Confirmation Date and such payment
                                   is made prior to the Confirmation Date, shall be in
                                   an aggregate amount equal to the amount mutually
                                   agreed to by the Debtor and each Letter of Credit
                                   Issuing Bank. Additionally, on the Confirmation
                                   Date, the Debtor will, subject to certain conditions,
                                   pay to Deutsche Bank AG New York Branch an
                                   agency fee in the amount of $250,000.

                                                                              Estimated
                                                                              Aggregate
                                                                              Amount of
                                                                            Allowed Claims
Class Claim/Interest Treatment of Allowed Claim/Interest/2/                  (in milions)
----- -------------- -------------------------------------                  --------------

                     On the Effective Date, one of the following shall occur with respect to each series of Letter of Credit
                     Backed PC Bonds and its respective Letter of Credit, at the option of the Debtor separately for each series of Letter of Credit Backed PC Bonds:

                     Purchase Option: The respective series of Letter of Credit Backed PC Bonds shall be called for mandatory tender in accordance with the terms of the respective Indenture and shall be purchased by the respective Bond Trustee through a draw on the related Letter of Credit and, at the option of the respective Letter of Credit Issuing Bank, shall either be registered in the name of the respective
                     Letter of Credit Issuing Bank or in the name of the Debtor subject to a first lien security interest in favor of the respective Letter of Credit Issuing
                     Bank to additionally secure the obligations of the Debtor under the related Reimbursement
                     Agreement.

                     On the Effective Date, to the extent that the Debtor has not reimbursed the applicable Letter of Credit
                     Issuing Bank and the applicable Banks, if any, for drawings made on the related Letter of Credit with respect to the payment of interest on the related series of Letter of Credit Backed PC Bonds to the extent provided in the respective Reimbursement
                     Agreement, each holder of an Allowed Letter of Credit Bank Claim will receive Cash in an amount equal to its pro rata share of the interest portion of the purchase price of the tendered Letter of Credit
                     Backed PC Bonds paid out of a draw on the respective Letter of Credit.

                     On the Effective Date, the Letter of Credit Issuing
                     Bank shall transfer the related Letter of Credit
                     Backed PC Bonds in the aggregate principal amount as set forth on Exhibit I attached hereto to the Debtor free and clear of all liens.

                     On the Effective Date, each holder of an Allowed
                     Letter of Credit Bank Claim will receive its pro rata share of (i) Cash in an amount equal to sixty percent (60%) of the principal portion of the purchase price of the tendered Letter of Credit
                     Backed PC Bonds paid out of a draw on the respective Letter of Credit, and (ii) Long-Term
                     Notes from ETrans, GTrans and Gen, collectively,

                                                                              Estimated
                                                                              Aggregate
                                                                              Amount of
                                                                            Allowed Claims
Class Claim/Interest Treatment of Allowed Claim/Interest/2/                  (in milions)
----- -------------- -------------------------------------                  --------------
                     having an aggregate face value equal to forty
                     percent (40%) of the principal portion of the
                     purchase price of the tendered Letter of Credit
                     Backed PC Bonds paid out of a draw on the
                     respective Letter of Credit, plus a placement fee in
                     an aggregate amount equal to one and one-half
                     percent (1.5%) of the principal amount of such
                     Long-Term Notes issued to such holder.
                     Alternatively, at the option of the Letter of Credit
                     Issuing Bank, the reimbursement for the principal
                     portion of the purchase price of the tendered Letter
                     of Credit Backed PC Bonds paid out of a draw on
                     the respective Letter of Credit shall be paid on the
                     Effective Date through a combination of Cash and
                     Long-Term Notes upon terms equivalent to the
                     Cash, Long-Term Notes and other consideration
                     provided for treatment of unsecured creditors
                     generally in the confirmed Plan.

                     - or -

                     Remarketing Option: The respective series of Letter of Credit Backed PC Bonds shall be called for mandatory tender in accordance with the terms of the respective Indenture and shall be purchased by the respective Bond Trustee through a draw on the related Letter of Credit. The Debtor will then either (i) provide or cause to be provided to the respective Bond Trustee an alternative "Credit
                     Facility" pursuant to the terms of the respective
                     Indenture in lieu of the existing Letter of Credit, or
                     (ii) obtain the consent of the Issuer to remarket the respective series of Letter of Credit Backed PC
                     Bonds without credit enhancement in accordance with the terms of the applicable Indenture. In either event, the respective series of Letter of Credit Backed PC Bonds shall be remarketed, at par, in accordance with the terms of the Indenture and the other PC Bond Documents.

                     In such event, on the Effective Date, the Letter of Credit Issuing Bank will receive (i) from the Debtor, to the extent that the Debtor has not reimbursed the applicable Letter of Credit Issuing
                     Bank and the applicable Banks, if any, for drawings made on the related Letter of Credit with respect to the payment of interest on the related series of Letter of Credit Backed PC Bonds to the extent provided in the respective Reimbursement
                     Agreement, Cash in an amount equal to the interest

                                                                              Estimated
                                                                              Aggregate
                                                                              Amount of
                                                                            Allowed Claims
Class Claim/Interest Treatment of Allowed Claim/Interest/2/                  (in milions)
----- -------------- -------------------------------------                  --------------
                     portion of the purchase price of the tendered Letter
                     of Credit Backed PC Bonds paid out of a draw on
                     the respective Letter of Credit, and (ii) from the
                     Bond Trustee, an amount equal to the principal
                     portion of the purchase price of the tendered Letter
                     of Credit Backed PC Bonds paid out of a draw on
                     the respective Letter of Credit, which amount shall
                     be paid from the remarketing proceeds of the
                     respective Letter of Credit Backed PC Bonds in
                     accordance with the terms of the respective
                     Indenture.

                     - or -

                     No Bonds Option:  With respect to each Letter of
                     Credit Issuing Bank and the related Banks, if any, in the event that neither the Purchase Option nor the Remarketing Option, as applicable, can be consummated or the respective series of Letter of Credit Backed PC Bonds are redeemed on or prior to the Effective Date as a result of the expiration of the respective Letter of Credit or otherwise, then either: (i) a Class 4e Claim of such Letter of Credit
                     Issuing Bank and the applicable Banks, if any, would be converted to a Class 4f Claim in an amount equal to the amount due by the Debtor under the terms of the respective Reimbursement
                     Agreement as reimbursement for amounts paid by such Letter of Credit Issuing Bank under its respective Letter of Credit to the Bond Trustee for the payment of the principal portion of the redemption price of the related series of Letter of Credit Backed PC Bonds, or (ii) if (a) the Letter of
                     Credit Issuing Bank maintains its Letter of Credit outstanding in its initial stated amount through the Effective Date and does not provide the Trustee with notice of default under its Reimbursement
                     Agreement or non-reinstatement of its Letter of Credit or take any other action that would result in the redemption, either in whole or in part, of the outstanding Letter of Credit Backed PC Bonds without the prior written consent of the Debtor, and (b) the Letter of Credit Issuing Bank and each of the related Banks, if any, take all action reasonably required by the Debtor to keep the Letter of Credit Backed PC Bonds outstanding and to facilitate either the Purchase Option or the Remarketing Option, as applicable, including, without limitation, giving direction to the Trustee,

                                                                                  Estimated
                                                                                  Aggregate
                                                                                  Amount of
                                                                                Allowed Claims
Class  Claim/Interest   Treatment of Allowed Claim/Interest/2/                   (in milions)
-----  --------------   -------------------------------------                   --------------
                        providing commercially reasonably indemnification
                        to the Issuer and Trustee, and using their best efforts
                        to consummate the proposed amendments to the
                        terms of the Letter of Credit Backed PC Bonds as
                        set forth herein and to consummate either the
                        Purchase Option or the Remarketing Option as
                        applicable, so as to maintain for the Debtor the
                        benefits of the tax-exempt financing provided by the
                        related series of Letter of Credit Backed PC Bonds,
                        then in the event that the Letter of Credit Backed
                        PC Bonds are redeemed on or prior to the Effective
                        Date for reasons beyond the control of the Letter of
                        Credit Issuing Bank, either (1) the Letter of Credit
                        Issuing Bank will receive (A) (x) Cash in an amount
                        equal to sixty percent (60%) of the principal portion
                        of the redemption price of the redeemed Letter of
                        Credit Backed PC Bonds paid out of a draw on the
                        respective Letter of Credit, and (y) Long-Term
                        Notes having an aggregate face value equal to forty
                        percent (40%) of the principal portion of the
                        redemption price of the redeemed Letter of Credit
                        Backed PC Bonds paid out of a draw on the
                        respective Letter of Credit, plus a placement fee in
                        an amount equal to one and one-half percent (1.5%)
                        of the aggregate principal amount of such Long-
                        Term Notes, or (B) at the option of the Letter of
                        Credit Issuing Bank, the reimbursement for the
                        principal portion of the redemption price of the
                        redeemed Letter of Credit Backed PC Bonds paid
                        out of a draw on the respective Letter of Credit shall
                        be paid on the Effective Date through a combination
                        of Cash and Long-Term Notes upon terms
                        equivalent to the Cash, Long-Term Notes and other
                        consideration provided for treatment of Class 5
                        unsecured creditors.

 4f   Prior Bond Claims Unimpaired--Each Allowed Prior Bond Claim                  $454/6/
                        will be reinstated and rendered unimpaired in
                        accordance with section 1124 of the Bankruptcy
                        Code. On the Effective Date one of the following
                        shall occur with respect to each Prior
                        Reimbursement Agreement and all of the Allowed
                        Prior Bond Claims arising with respect thereto:

--------
/6/ Each Allowed Prior Bond Claim will be paid in the amount necessary to render it unimpaired as set forth herein. The aggregate principal amount of Allowed Prior Bond Claims is currently estimated at $453,550,000 and is subject to increase by the amount of any Letter of Credit Bank Claim that is converted to a Prior Bond Claim in accordance with the "No Bonds Option" as described in treatment of Allowed Letter of Credit Bank Claims.

                                                                                 Estimated
                                                                                 Aggregate
                                                                                 Amount of
                                                                               Allowed Claims
Class Claim/Interest Treatment of Allowed Claim/Interest/2/                    (in millions)
----- -------------- --------------------------------------                    --------------

                     Each holder of an Allowed Prior Bond Claim will be paid Cash in an amount equal to (i) the outstanding Reimbursement Obligation, or portion thereof, owing to such holder, (ii) any and all accrued and unpaid interest owing to such holder in respect of such Reimbursement Obligation or applicable portion thereof at a fluctuating rate of interest in accordance with the terms of the applicable Reimbursement Agreement and (iii) all other amounts due and owing to the respective holder of an Allowed Prior Bond Claim under the terms of the respective Prior Reimbursement
                     Agreement, through the Effective Date.

                     - or -

                     Alternatively, upon the written request of the Debtor, with the prior written consent of the respective Prior Letter of Credit Issuing Bank, the related Banks and each of the other holders of Allowed Prior Bond Claims related thereto, each such holder of an Allowed Prior Bond Claim will be paid Cash in an amount equal to (i) any and all accrued and unpaid interest owing to such holder in respect of the Reimbursement Obligation or applicable portion thereof owing to such holder at a fluctuating rate of interest in accordance with the terms of the applicable Reimbursement
                     Agreement, and (ii) all other amounts (other than the Reimbursement Obligation or applicable portion thereof) due and owing to the respective holder of an Allowed Prior Bond Claim under the terms of the respective Prior Reimbursement
                     Agreement, through the Effective Date. On the
                     Effective Date, the applicable Prior Letter of
                     Credit Issuing Bank, the related Banks and any other holders of Allowed Prior Bond Claims related thereto shall sell, transfer and assign to the Debtor or its assignee all of the Prior Letter of Credit Issuing Bank's, the applicable Bank's and all of the related Allowed Prior Bond Claim holder's rights, title and interest in the applicable
                     Prior Reimbursement Agreement, including, but not limited to, the right to receive repayment of the related Reimbursement Obligation, together the right to receive payment of interest thereon as set forth in the applicable Prior Reimbursement
                     Agreement, free and clear of all liens. In such event, on the Effective Date, the Debtor or its assignee shall purchase from the Prior Letter of Credit Issuing Bank, the related Banks and the holders of the related Allowed Prior Bond Claims, all of their rights, title and interest in the applicable

                                                                                      Estimated
                                                                                      Aggregate
                                                                                      Amount of
                                                                                    Allowed Claims
Class      Claim/Interest      Treatment of Allowed Claim/Interest/2/               (in millions)
-----      --------------      --------------------------------------               --------------
                               Prior Reimbursement Agreement for a purchase
                               price in Cash in an amount equal to the respective
                               Reimbursement Obligation. All of the documents
                               related to the transfer and sale of rights under the
                               Prior Reimbursement Agreement shall be in form
                               and content satisfactory to the Debtor, the Prior
                               Letter of Credit Issuing Bank, the related Banks
                               and each of the other holders of Allowed Prior
                               Bonds Claims related thereto.

  4g  Treasury PC Bond Claims  Unimpaired--Each Allowed Treasury PC Bond                   $81
                               Claim shall be reinstated and rendered unimpaired
                               in accordance with section 1124 of the Bankruptcy
                               Code. The Treasury PC Bonds will remain
                               outstanding. The Debtor's payment obligations
                               under PC Bond Documents related to the Treasury
                               PC Bonds will be solely the obligation of the
                               Reorganized Debtor. Each holder of a Treasury PC
                               Bond will be paid Cash in an amount equal to any
                               and all accrued and unpaid interest owed to such
                               holder in respect of such Treasury PC Bond in
                               accordance with the terms thereof to and including
                               the last scheduled interest payment date preceding
                               the Effective Date. All unpaid fees and expenses of
                               the Issuer and Bond Trustee due and owing under
                               the applicable Loan Agreements will also be paid
                               in Cash.

  5   General Unsecured Claims Impaired--Each Allowed General Unsecured                 $4,570
                               Claim will be satisfied as follows: (i) any pre-
                               petition interest to the extent not previously paid
                               will be paid in Cash and (ii) the remainder of such
                               Allowed Claim will be paid as follows: (a) sixty
                               percent (60%) in Cash; (b) a pro rata share of the
                               Excess Cash, if any, to be divided among holders
                               of Allowed Claims in Classes 5, 6 and 7; and (c)
                               the remainder in Long-Term Notes from ETrans,
                               GTrans and Gen, collectively. In addition, each
                               holder of an Allowed General Unsecured Claim
                               will be paid in Cash a placement fee equal to two
                               and one-half percent (2.5%) of the principal
                               amount of the Long-Term Notes issued to such
                               holder and an additional placement fee equal to
                               one-half of one percent (.5%) of the principal
                               amount of any Long-Term Notes issued to such
                               holder by ETrans and GTrans that have a maturity
                               of greater than ten (10) years./7/ See Exhibit E
                               attached hereto for additional information
                               regarding the Long-Term Notes.

--------
/7/ The placement fee(s) to be paid to holders of Allowed Claims in Classes 5, 6 and 7 represents an expense the Debtor would incur if selling the Long-Term Notes outside of bankruptcy. The placement fee(s) would provide creditors with assurance of payment of their Allowed Claims in full and would defray any reasonable sales expenses or fees that would be incurred by creditors in the event that such creditors decide to sell their Long-Term Notes.

                                                                                         Estimated
                                                                                         Aggregate
                                                                                         Amount of
                                                                                       Allowed Claims
Class        Claim/Interest        Treatment of Allowed Claim/Interest/2/              (in millions)
-----        --------------        --------------------------------------              --------------

  6   ISO, PX and Generator Claims Impaired--Each Allowed ISO, PX and Generator          $1,070/8/
                                   Claim will be satisfied as follows: (i) any pre-
                                   petition interest to the extent not previously paid
                                   will be paid in Cash and (ii) the remainder of such
                                   Allowed Claim will be paid as follows: (a) sixty
                                   percent (60%) in Cash; (b) a pro rata share of the
                                   Excess Cash, if any, to be divided among holders
                                   of Allowed Claims in Classes 5, 6 and 7; and (c)
                                   the remainder in Long-Term Notes from ETrans,
                                   GTrans and Gen, collectively. In addition, each
                                   holder of an Allowed ISO, PX and Generator
                                   Claim will be paid in Cash a placement fee equal
                                   to two and one-half percent (2.5%) of the principal
                                   amount of the Long-Term Notes issued to such
                                   holder and an additional placement fee equal to
                                   one-half of one percent (.5%) of the principal
                                   amount of any Long-Term Notes issued to such
                                   holder by ETrans and GTrans that have a maturity
                                   of greater than ten (10) years. See Exhibit E
                                   attached hereto for additional information
                                   regarding the Long-Term Notes.

  7   ESP Claims                   Impaired--Each Allowed ESP Claim will be              $   420/9/
                                   satisfied as follows: (i) any pre-petition interest
                                   will be paid in Cash and (ii) the remainder of such
                                   Allowed Claim will be paid as follows: (a) sixty
                                   percent (60%) in Cash; (b) a pro rata share of the
                                   Excess Cash, if any, to be divided among holders
                                   of Allowed Claims in Classes 5, 6 and 7; and (c)
                                   the remainder in Long-Term Notes from ETrans,
                                   GTrans and Gen, collectively. In addition, each
                                   holder of an Allowed ESP Claim will be paid in
                                   Cash a placement fee equal to two and one-half
                                   percent (2.5%) of the principal amount of the
                                   Long-Term Notes issued to such holder and an
                                   additional placement fee equal to one-half of one
                                   percent (.5%) of the principal amount of any Long-
                                   Term Notes issued to such holder by ETrans and
                                   GTrans that have a maturity of greater than ten
                                   (10) years. See Exhibit E attached hereto for
                                   additional information regarding the Long-Term
                                   Notes.

--------
/8/ This amount represents the Debtor's estimate of Allowed ISO, PX and Generator Claims. The aggregate amount of filed ISO, PX and Generator Claims is materially higher. See Section VI.M.16 of this Disclosure Statement for more detailed information regarding the Claims of generators.
/9/ This amount represents the Debtor's estimate of Allowed ESP Claims. The aggregate amount of filed ESP Claims is materially higher. See Section VI.M.17 of this Disclosure Statement for more detailed information regarding the ESP Claims.

                                                                                                Estimated
                                                                                                Aggregate
                                                                                                Amount of
                                                                                              Allowed Claims
Class           Claim/Interest           Treatment of Allowed Claim/Interest/2/               (in millions)
-----           --------------           --------------------------------------               --------------

 8    Environmental, Fire Suppression,   Unimpaired--Subject to Section 4.17(b) of the             $480/10/
      Pending Litigation and Tort Claims Plan, each Allowed Environmental, Fire
                                         Suppression, Pending Litigation and Tort Claim
                                         shall be satisfied in full in the ordinary course of
                                         business at such time and in such manner as the
                                         Reorganized Debtor, ETrans, GTrans or Gen, as
                                         the case may be, is obligated to satisfy such
                                         Allowed Claim under applicable law.

 9    [Intentionally Blank]              [Intentionally Blank]                                  [Intentionally
                                                                                                    Blank]

 10   Convenience Claims                 Unimpaired--Paid in full in Cash.                            $60

 11   QUIDS Claims                       Impaired--Each Allowed QUIDS Claim will be                $310/11/
                                         satisfied as follows: (i) all pre-petition interest
                                         will be paid in Cash and (ii) the remainder of
                                         such Allowed Claim will be paid one hundred
                                         percent (100%) in QUIDS Notes from Gen. See
                                         Exhibit E attached hereto for additional
                                         information regarding the QUIDS Notes.

 12   Workers' Compensation Claims       Unimpaired--Each Allowed Workers'                           $165
                                         Compensation Claim shall be satisfied in full in
                                         the ordinary course of business at such time and
                                         in such manner as the Reorganized Debtor,
                                         ETrans, GTrans or Gen, as the case may be, is
                                         obligated to satisfy such Allowed Claim under
                                         applicable law.

 13   Preferred Stock Equity Interests   Unimpaired/12/--Each holder of a Preferred Stock            $430
                                         Equity Interest will retain its Preferred Stock in
                                         the Reorganized Debtor and will be paid in Cash
                                         any dividends and sinking fund payments
                                         accrued in respect of such Preferred Stock
                                         through the last scheduled payment date prior to
                                         the Effective Date.

 14   Common Stock Equity Interests      Impaired--Each holder of a Common Stock                     N/A
                                         Equity Interest will retain its Common Stock in
                                         the Debtor, but the Common Stock directly held
                                         by the Parent will be distributed to the
                                         shareholders of the Parent pursuant to the Plan.

--------
/10/ This amount represents the Debtor's estimate of Allowed Environmental, Fire Suppression, Pending Litigation and Tort Claims. The aggregate amount of filed Environmental, Fire Suppression, Pending Litigation and Tort Claims is materially higher.
/11/ This amount excludes $9 million of QUIDS Claims held by a subsidiary of the Debtor.
/12/ While the Proponents believe that Class 13 is unimpaired by the Plan, certain holders of Preferred Stock Equity Interests may believe that Class 13 is impaired by the Plan. To avoid delaying the voting process, holders of Preferred Stock Equity Interests are being solicited to vote on the Plan as a precautionary measure so that the voting results will be available if it is determined by the Bankruptcy Court that such Class is impaired. Allowing the holders of Preferred Stock Equity Interests to vote shall be without prejudice to the Proponents' contention that this Class is unimpaired and the Proponents reserve the right to contest any objection to the unimpaired status of this Class.

B.  CLAIMS OBJECTION PROCESS.

   Any party with a Claim against the Debtor who wishes to vote on the Plan and receive distributions thereunder must have an Allowed Claim; provided, however, that the Debtor or the holder of a Disputed Claim may seek an order of the Bankruptcy Court estimating the allowable amount of the Disputed Claim for voting purposes. A creditor whose Claim was scheduled in the Debtor's Bankruptcy Schedules and whose Claim was not listed as disputed, contingent or unliquidated, is considered to have an Allowed Claim in the scheduled amount (unless such creditor filed a proof of claim, in which case the proof of claim will supersede the scheduled Claim). Further, a Claim that is the subject of a properly filed proof of claim will be deemed Allowed in the amount shown in the proof of claim, unless the Debtor objects to the Claim. As of the date hereof, the Debtor is reviewing proofs of claim filed in this Chapter 11 Case, and has begun preparing and filing objections to Claims.

   Approximately 13,000 proofs of claim have been filed, in an aggregate face amount of approximately $44 billion. However, based on the Debtor's review of the filed Claims, the Debtor believes that accurate estimates of the allowable amount of all Claims in this Chapter 11 Case are as set forth in the table above.

   As of March 1, 2002, the Debtor has resolved or filed objections to, or requested a determination of procedures for estimation with respect to, most Claims of $10 million or more to which it objects. By June 30, 2002, the Debtor anticipates resolving or filing objections to most of the remaining Claims to which it objects (i.e., those for less than $10 million). However, the Plan permits objections to be filed later than June 2002 and the Debtor reserves the right for itself, the Committee and any other party in interest to file Claims objections through the objection deadline. See Section VI.R of this Disclosure Statement for more information on the treatment of Disputed Claims. At or before the Confirmation Hearing, the Proponents intend to propose a means for establishing (i) the aggregate amount of Allowed or allowable Claims, for purposes of evaluating the feasibility of the Plan and (ii) the aggregate amount necessary to fund the Disputed Claims reserve.

   Without limiting the foregoing, the Debtor believes Claims in the following classes are overstated and the Debtor will file objections to all such Claims:
Class 6--ISO, PX and Generator Claims, and Class 7--ESP Claims. Accordingly, all Claims in the foregoing classes will be Disputed Claims.

                   III.  DESCRIPTION AND HISTORY OF BUSINESS

A.  OVERVIEW.

   The Debtor, Pacific Gas and Electric Company, a California corporation, was incorporated in 1905. Effective January 1, 1997, the Debtor and its subsidiaries became subsidiaries of the Parent, a California corporation, whose common stock and related preferred stock purchase rights are publicly traded (NYSE:PCG). In the holding company reorganization, the outstanding common stock of the Debtor was converted on a share-for-share basis into common stock of the Parent. The Debtor's outstanding debt securities and preferred stock were unaffected by the holding company reorganization and, other than those debt securities repaid or preferred stock redeemed or repurchased prior to the Petition Date, remain issued and outstanding securities of the Debtor. The Debtor is an operating public utility engaged principally in the business of providing electric generation and electric and natural gas distribution and transmission services throughout most of Northern and Central California. The Debtor's service territory covers approximately 70,000 square miles with an estimated population of approximately 13 million and includes all or a portion of 48 of California's 58 counties.

B.  OPERATIONS.

  1. Electric Utility Operations.

   The Debtor owns and operates electric generation facilities and an electric transmission and distribution system in Northern and Central California. As of December 31, 2000, the Debtor's generation facilities, consisting primarily of hydroelectric and nuclear generating plants, had an aggregate net operating capacity of 6,649 megawatts ("MW"). During 2000, the Debtor's own generation and generation purchased by the Debtor under power purchase agreements with qualifying facilities ("QFs") and other power suppliers represented approximately two-thirds ( 2/3) of the demand of the Debtor's retail electric customers. To transport electricity to load centers, as of December 31, 2001, the Debtor owned 18,648 miles of interconnected transmission lines of 60 kilovolts ("kV") to 500 kV and transmission substations having a capacity of approximately 7,091 megavolt-amperes ("MVa"). The Debtor distributes electricity to its customers through 116,460 circuit miles of distribution system and distribution substations having a capacity of approximately 24,894 MVa. For the year ended December 31, 2001, the Debtor sold 46,921,888 MWh to its bundled retail customers and transported 3,982,112 MWh to direct access customers. In connection with the California electric industry restructuring, the Debtor relinquished operational control, but not ownership, of its electric transmission facilities to the California Independent System Operator (the "ISO"). The ISO controls the operation of the transmission system, is responsible for assuring the reliability of the electric system and provides open access transmission service on a nondiscriminatory basis. See
Section IV.B of this Disclosure Statement for a more detailed discussion of the electric industry restructuring.

  2. Gas Utility Operations.

   The Debtor owns and operates gas transmission, storage and distribution assets in California. The Debtor offers gas transmission, storage and distribution services as separate and distinct services to its customers. Industrial and larger commercial gas (non-core) customers have the opportunity to select from a menu of services offered by the Debtor and pay only for the services they use. Access to the gas transmission system is possible for all gas marketers and shippers, as well as non-core end-users. The Debtor's residential and smaller commercial gas (core) customers may select the commodity gas supplier of their choice, but the Debtor continues to purchase gas as a regulated supplier for those core customers who do not select another supplier. As of December 31, 2001, the Debtor's gas system consisted of 6,254 miles of transmission pipelines, three gas storage facilities and 38,410 miles of gas distribution lines.

C.  REGULATION.

   The Debtor is currently subject to both federal and state regulation. At the federal level, the FERC regulates, among other things, electric transmission rates and access, interconnections, operation of the ISO and the terms and rates of wholesale electric power sales. The ISO has responsibility for meeting applicable reliability criteria, planning transmission additions and assuring the maintenance of adequate reserves and is subject to FERC regulation of tariffs and conditions of service. In addition, most of the Debtor's hydroelectric facilities operate pursuant to licenses issued by the FERC. In some cases, certain facilities covered by FERC licenses are also subject to United States Forest Service Special Use Permits.

   The NRC oversees the licensing, construction, operation and decommissioning of nuclear facilities, including the Debtor's Diablo Canyon Power Plant and the retired Humboldt Bay Power Plant Unit 3. NRC regulations require extensive monitoring and review of the safety, radiological and certain environmental aspects of the Debtor's nuclear facilities.

   At the state level, the CPUC has jurisdiction to set retail rates and conditions of service for the Debtor's electric distribution, gas distribution and gas transmission services in California. The CPUC also has jurisdiction over the Debtor's sales of securities, dispositions of utility property, energy procurement on behalf of its electric and gas retail customers and certain aspects of the Debtor's siting and operation of its electric and gas transmission and distribution systems. In an order issued on December 15, 2000 addressing the dysfunctional California electric market, the FERC ordered the elimination of the CPUC-imposed requirement that all generation owned or controlled by the Debtor be sold for resale into the California Power Exchange (the "PX"). Thus, ratemaking for retail sales from the Debtor's remaining generation facilities is under the jurisdiction of the CPUC. To the extent such power is sold for resale into wholesale markets, however, it is under the ratemaking jurisdiction of the FERC.

   The California Energy Commission (the "CEC") has jurisdiction over the siting and construction of new thermal electric generating facilities 50 MW and greater in size. The CEC also sponsors alternative energy research and development projects, promotes energy conservation programs and maintains a statewide plan of action in case of energy shortages. In addition, the CEC administers funding for public purpose research and development and renewable technologies programs.

   The Debtor's operations and assets are also regulated by a variety of other federal, state and local agencies.

IV.  EVENTS PRECEDING THE COMMENCEMENT OF THE CHAPTER 11 CASE AND FILING OF THE
                                     PLAN

A.  SUMMARY.

   The deregulation of California's electric market was implemented beginning in 1998, based on CPUC decisions issued in 1995 and restructuring legislation passed in 1996. As part of this deregulation, the Debtor and the other California investor-owned utilities were strongly encouraged to divest a large portion of their generation assets. In addition, the investor-owned utilities were required to sell their remaining power output into a central power pool (i.e., the PX) and to meet all of the power requirements of their retail customers from this same pool. Retail rates were frozen during a transition period to end not later than March 31, 2002, which was intended to provide an opportunity for the utilities to recover the costs of their generation assets that were presumed to be above the costs representative of a fully competitive market. For the first two (2) years, the wholesale power market created through the restructuring produced prices that were generally less than the generation costs included in retail rates. Based on the resulting net revenues and proceeds received by the Debtor from the divestiture of its fossil fuel and geothermal generation assets, it appeared that the costs of utility generation assets would be recovered prior to March 31, 2002, thus allowing the rate freeze to end sooner than the statutory end date. In fact, the rate freeze ended in mid-1999 for San Diego Gas & Electric Company, one of California's three investor-owned utilities.

   However, beginning in June 2000, market prices for wholesale electricity in California began to escalate. Prices moderated somewhat in September and October, only to skyrocket unexpectedly to much higher levels in mid-November and December. This forced the Debtor to pay far more to purchase electricity from the PX and the ISO at FERC-authorized market-based rates than it could collect from its customers at the CPUC-regulated frozen retail rates, resulting in a growing undercollection of the Debtor's electric procurement costs. The Debtor had made repeated requests to the CPUC over a four-year (4) period to allow the Debtor to hedge its exposure to potentially volatile prices characteristic of the PX's and ISO's spot market. While the Debtor did receive authority to participate in the PX's newly-created block forward market ("BFM") in 1999, this market proved to be thinly-traded and of limited use for hedging purposes. The Debtor did not receive authority to procure power outside of the PX until August 2000 and, even then, the CPUC did not provide (nor has it subsequently provided) the cost pass-through criteria it had promised. Nevertheless, the Debtor continued to finance power purchases on behalf of its customers and entered into several bilateral forward contracts in an effort to stabilize its power purchase costs, while continuing to seek a solution to the crisis in conjunction with a number of external parties and elected officials. Under the electric industry restructuring framework, and consistent with federal law, the Debtor is entitled to recover its FERC-authorized wholesale power purchase costs from ratepayers. The Debtor advised the CPUC in September 2000, and again in October, November and December, that the conditions for ending the rate freeze had already been met and requested that the CPUC reach such a determination, in which case the higher market costs could be passed through in rates consistent with state law. Despite providing favorable indications during October, the CPUC refused to take any prompt action. The Debtor also joined other parties, beginning in July 2000, in requesting that the FERC and the ISO take actions to constrain wholesale market prices, particularly in light of evidence that the market had not produced just and reasonable rates. These actions led to the FERC's November 1 and December 15, 2000 findings that the rates were not just and reasonable as of October 2, 2000.

   On November 22, 2000, the Debtor applied to the CPUC for an emergency rate increase to recover its uncollected wholesale power costs, combined with a rate stabilization proposal to buffer ratepayers from extreme price volatility. The CPUC continued to delay action even after wholesale prices remained excessive, and by December 31, 2000, the Debtor's undercollection had increased to $6.6 billion. On January 4, 2001, the CPUC granted a temporary rate increase of $0.01/kWh. This rate increase was grossly insufficient to restore the Debtor to financial health, and was followed immediately by two downgrades of the Debtor's credit ratings, rendering it unable to obtain further financing or to acquire power for its retail customers through the PX and the ISO, other than scheduling its own and contracted-for generation. Its resources were further diminished because various counterparties to the bilateral forward contracts the Debtor entered into during the fall of 2000 in an effort to stabilize its power purchase costs terminated those contracts because the Debtor was no longer creditworthy.

   Because the Debtor was no longer creditworthy and consequently unable to continue buying power from the PX and the ISO on behalf of its customers, the California Department of Water Resources (the "DWR") was authorized by an order issued by the Governor on January 17, 2001 and new emergency laws enacted on January 19 and February 1, 2001 to buy power to fill the net open position on behalf of the utilities' customers (the amount of power not provided through the utilities' generation and long-term contracts). However, instead of purchasing power to cover the Debtor's full net open position, the DWR announced that it would only purchase power at what it considered to be "reasonable prices," leaving the ISO to purchase high-priced emergency power to avoid blackouts. Statements from the ISO indicated its intentions to assess the Debtor and other utilities for these additional amounts. As of February 28, 2001, the Debtor's estimated undercollection had increased to approximately $8.9 billion, including estimated charges from the ISO for power purchased through February 2001 (which the Debtor believes were inappropriately assessed due to FERC restrictions associated with the Debtor's uncreditworthy status) and $2.3 billion attributable to the Debtor's generation.

   In March 2001, the CPUC issued a series of decisions that (i) made "permanent" the January 4, 2001 $0.01/kWh rate increase; (ii) granted a further $0.03/kWh rate increase, but prohibited the increase from being applied to any prior unpaid power bills; (iii) ordered the Debtor to pay to the DWR the generation-related component of the Debtor's retail rate for each kWh sold by the DWR; (iv) adopted a calculation method for determining the "California Procurement Adjustment" required under the new law that had the potential to leave the Debtor unable to pay for certain of its own generation costs; (v) adopted what the Debtor believes to be an illegal and retroactive accounting change that would further handicap the Debtor's financial position; and (vi) ordered the Debtor to pay the QFs in full even though the Debtor was, at the time, only recovering approximately fifteen percent (15%) of its QF costs in rates.

   The Debtor made numerous attempts to seek a solution with the Governor and his representatives over the prior six-month (6) period. However, despite several encouraging indications during the process, the Governor's representatives slowed progress to the point where it became evident that the negotiations would not resolve the crisis. As a result of (i) the failure by the DWR to assume the full procurement responsibility for the Debtor's net open position, (ii) the negative impact of the CPUC's March 2001 decisions that created new payment obligations for the Debtor and further hampered its ability to recover its past wholesale power costs and return to financial viability, and (iii) a lack of progress in negotiations with the State of California to provide a solution to the energy crisis, the Debtor filed a voluntary petition for relief under chapter 11 of the Bankruptcy Code on April 6, 2001.

   The events leading to the Debtor's filing of a voluntary petition for relief under chapter 11 of the Bankruptcy Code are described in detail below. Although the interpretation and implications of the following events are subject to controversy and reasonable differences of opinion, the Debtor believes that the descriptions of events and the facts surrounding such events are accurate. Some parties, including the CPUC and the State of California, dispute a material portion of the Debtor's description of such events and facts.

B.  MATERIAL EVENTS LEADING TO THE FILING OF THE PLAN OF REORGANIZATION.

  1. California Electric Industry Restructuring.

   Prior to 1995, California's investor-owned electric utilities, including the Debtor, were traditional utilities that owned and operated power generating plants, electric transmission lines and electric distribution facilities needed to provide integrated (or "bundled") electricity service to retail electricity customers in defined service areas. In return for agreeing to provide service to all retail customers at all times on a non-discriminatory basis, the utilities were entitled to receive rates from retail customers sufficient to provide the utilities with a reasonable opportunity to recover their capital and operating costs and a reasonable profit on the capital their equity holders had invested to serve those customers. Under cost-of-service regulation there is a quid pro quo in which the utilities undertake a continuing obligation under state law to serve their customers, in return for which the utilities are authorized to charge regulated rates sufficient to recover their costs of service, including timely recovery of their operating expenses and a reasonable return on their invested capital. Such arrangement is known throughout the country as the "regulatory compact" between utilities and their regulators.

   However, beginning in the early 1990s, California regulators, customer groups and policymakers began to consider fundamental modifications to the traditional regulatory compact. Under these proposed modifications, competition and customer choice would be introduced into the power generation segment of bundled electric utility service. These proposed modifications stemmed in part from federal legislation in 1978 and 1992, by which wholesale power generating facilities were significantly freed from federal price and market entry regulation.

   In California, the modifications to the regulatory compact also stemmed from the response of the CPUC to requests by customer groups for lower electricity prices during the economic downturn of the early 1990s. Policymakers at the CPUC concluded that the most economically efficient means of reducing California's high retail electricity prices was to introduce competition, deregulation and customer choice into retail markets for the buying and selling of power produced by generating plants, while retaining traditional regulation of the delivery of that power over utility-owned transmission and distribution lines.

   Under this new market approach proposed by the CPUC, the principal economic problem to be solved before competition could be introduced was how to ensure that the investor-owned utilities, who had invested billions of dollars building power plants and entering into long-term federally-mandated power purchase contracts with QFs, could recover the costs and value of those above-market investments as promised under the traditional regulatory compact if those investments were no longer economic in newly deregulated generation markets. In addition, regulators and policymakers were concerned that continued bundled utility ownership and operation of electric generating plants and transmission facilities might give the utilities the ability to stifle competition from so-called "independent power producers" and other power marketers who did not own integrated utility systems.

   In December 1995, the CPUC issued its Preferred Policy Decision calling for the restructuring of the California electric industry. The decision contemplated the creation of the PX, a five-year phase-in of direct access for customers where power could be procured by those customers from any one of a number of independent sources and wheeled over the power lines of the local utility, and the creation of the ISO to provide non-discriminatory access by generators to the transmission grid. Upon commencement of the new market structure, customers would be permitted to choose to purchase electric power from alternative providers (including independent power generators and retail electricity providers such as marketers, brokers and aggregators). For those customers who did not choose direct access to an alternative provider, investor-owned utilities were to continue to purchase electric power on their behalf. Furthermore, the CPUC required that the utilities bid all their generation output into the PX and purchase all their energy from the PX at "spot" market prices during the five-year transition period, although participation by other parties in the PX would be voluntary. The CPUC specified that the PX would manage bids for energy, set the market clearing price and then submit its delivery schedule to the ISO for dispatch. The CPUC also provided that, at the end of the transition period, utility-owned generation plants would be allowed to compete with other generators in deregulated wholesale power markets.

   In 1996, California enacted Assembly Bill 1890 ("AB 1890"), which generally codified selected elements of the market structure provisions of the CPUC's
1995 Preferred Policy Decision and otherwise left much of this structure intact.

   a. Generation Divestiture and Market Valuation.

   The CPUC concluded in its 1995 Preferred Policy Decision that the divestiture of the utilities' generation facilities was necessary for wholesale power competition to flourish. The Debtor was required by the CPUC to file a plan to "voluntarily" divest at least fifty percent (50%) of its fossil fuel generation. To encourage divestiture, the decision proposed an increase of up to ten (10) basis points in the equity return on the undepreciated net book value of fossil fuel generation assets for each ten percent (10%) of fossil fuel generation capacity divested. Moreover, in part to induce the Debtor to sell the remainder of its generation assets, the CPUC reduced the return on equity the Debtor could earn on any generation asset it did not sell substantially below its otherwise authorized return to a level equivalent to ninety percent (90%) of the Debtor's embedded cost of debt (or 6.77%). As a result, the Debtor sold virtually all of its fossil fuel and geothermal generation capacity with CPUC authorization and approval. By January 2000, the Debtor owned only its large nuclear power generating facility at Diablo Canyon, its hydroelectric generation facilities and two smaller, older fossil fuel facilities. As the amount of the Debtor's own generation resources decreased, the Debtor was forced to rely on power supplied by third-party power producers through the PX to meet the needs of its customers.

   The structure of the transition to a fully competitive generation market established by AB 1890 also required all of the Debtor's generation assets to be market valued, if not through sale, then through appraisal or other divestiture. The CPUC was required by California Public Utilities Code Section 367 to complete market valuation of all generation assets by December 31, 2001. Under AB 1890, once an asset had been market valued, it was no longer subject to rate regulation by the CPUC. The market valuation process was intended to be an integral and essential step in recovering stranded assets and measuring whether the transition period had ended. The stranded costs eligible for recovery were to be calculated by netting above-market assets against below-market assets. Once market valuation had occurred, the end of the rate freeze date was to be computed retroactively to the point all transition costs had been recovered. To date, the only assets of the Debtor that the CPUC has valued have been those that were divested via sale, with one minor exception.

   In December 1998, the Debtor filed a proposal with the CPUC to market value its hydroelectric assets through an appraisal process. In March 1999, the Debtor withdrew that proposal after the CPUC's assigned commissioner ruled the Debtor's proposal was outside the permissible scope of the proceeding. In September 1999, the Debtor filed an application with the CPUC to market value its hydroelectric generation assets through an auction. The CPUC chose to conduct an environmental review of the auction proposal under the California Environmental Quality Act ("CEQA").

   In November 2000, consultants hired by the CPUC staff issued a draft environmental impact report ("DEIR") claiming that the Debtor's auction proposal and several alternatives would have significant adverse environmental impacts, many, but not all, of which could be mitigated./13/ In January 2001, the CPUC canceled public hearings on the draft report, citing the enactment of Assembly Bill X6 for the California Legislature's 2001-02 First Extraordinary Session ("AB X6"), which precludes disposition of utility-owned generating facilities prior to January 1, 2006, but does not repeal the statutory requirement that those assets be market valued by December 31, 2001.
--------
/13/ The DEIR may be accessed at the CPUC's website at http://cpuc-pgehydro.support.net.

   In February 2001, the Debtor filed a motion to suspend the CEQA process given that there was no discretionary action for the CPUC to take following enactment of AB X6. In the motion, the Debtor reserved its rights to assert that AB X6 was unlawful. The Debtor further requested that the CPUC proceed with the market valuation process. In March 2001, the Debtor submitted extensive comments on the DEIR detailing its inaccurate, legally and factually flawed analytical methods and incorrect conclusions. Other parties also filed comments.

   The CPUC has taken no further action to respond to comments to the DEIR, or to complete, approve or adopt the DEIR, or to establish the market valuation of the Debtor's non-nuclear generating assets as required by state law. As recently as December 21, 2001, the President of the CPUC acknowledged the December 31, 2001 statutory deadline under California Public Utilities Code
Section 367 for completion of the market valuation of Debtor's non-nuclear generating assets, but issued an Assigned Commissioner's Ruling requesting comments on her intent to recommend to her colleagues that the Public Utilities Code Section 367 market valuation requirement had been superseded by a later-enacted statute. However, the later-enacted statute referenced in the Assigned Commissioner's Ruling does not expressly amend or repeal the pre-existing statutory requirement in Public Utilities Code Section 367 for market valuation. The Commission took no action in response to the Assigned Commissioner's Ruling, and has taken no action since that time. From and following the passage of AB 1890, the Debtor has consistently sought to comply with the provisions of AB 1890 and its requirement that non-nuclear generation assets be market valued by the end of 2001 through appraisal, sale or other divestiture, the three approaches specified in Public Utilities Code Section
367. Thus, despite proceedings initiated over two years ago, and repeated requests by the Debtor to complete these proceedings, the CPUC has failed to complete the market valuation process for the balance of the Debtor's assets subject to this state law requirement.

   b. The Power Exchange, the Independent System Operator and the Buy/Sell Requirement.

   To jump start the electric power market in California, AB 1890 provided for the creation of the PX, as specified by the CPUC's 1995 Preferred Policy Decision. The PX structure and tariffs were subject to FERC jurisdiction and approval, and PX prices were set by the market pursuant to FERC-authorized tariffs. The PX provided an auction process, intended to be competitive, to establish hourly transparent market clearing prices for electricity in the markets operated by the PX. The PX operated two energy spot markets: the day-ahead market where market participants purchase power for their customers' needs for the following day, and the day-of market where market participants purchase power needed to serve their customers for the same day. The CPUC required the California investor-owned utilities to sell into the PX all of their generated and contracted-for electric power. At the same time, the CPUC required the California investor-owned utilities to buy all of the power needed to serve their retail customers through the PX. This short-term spot market approach represented a dramatic shift from the existing pricing approach based on a portfolio of short and longer-term contracts. At the time the PX was formed and in several subsequent decisions, the CPUC ruled that prices paid by utilities to the PX under the CPUC's "buy-sell" mandate were presumed to be prudent and reasonable for the purpose of recovery in retail rates.

   AB 1890 also created the ISO, as specified in the CPUC's 1995 Preferred Policy Decision. The ISO, a FERC jurisdictional entity, exercises centralized operational control of the statewide transmission grid. The Debtor and other public utilities were obligated to transfer control, but not ownership, of their transmission systems to the ISO. The ISO is responsible for ensuring the reliability of the transmission grid and keeping momentary supply and demand in balance.

   The PX market was augmented by a spot "real-time" market maintained by the ISO. If enough power was not purchased and scheduled to meet the actual, real-time demands for power being placed on the transmission system, then the ISO was authorized under its FERC-approved tariffs to purchase and provide the electricity from any other sources within or outside of California, often at high last-minute rates, to make up the difference in order to keep the electrical grid operating reliably. The ISO billed the PX for such power deficiencies, and the PX in turn billed the Debtor and the other utilities to the extent those utilities were unable to purchase sufficient supply from the PX for their retail customers.

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

   AB 1890 also required that the wholesale market structure created by the PX and ISO be competitive and free from market power and market manipulation. On October 30, 1997, the FERC approved the market auction mechanisms of the ISO and the PX. As part of the same order and consistent with the requirements of AB 1890, the FERC directed the ISO and the PX to prescribe mitigation standards to address potential market power. Specifically, the FERC recognized that the California market remained highly concentrated, and that the ability of the PX and ISO mechanisms to restrain market power was unclear. Accordingly, the FERC required that the ISO and PX develop unit availability standards and variable cost-based bid ceilings for each generating unit, as well as a schedule of penalties and defined triggers so that such protections could be imposed as necessary if market power or manipulation became apparent. Notwithstanding the FERC order, the PX and ISO never developed such measures.

   In an attempt to reduce any potential price volatility associated with the PX, the Debtor applied to the CPUC in 1996 for authority to purchase power outside of the spot markets maintained by the PX and the ISO and to employ financial hedging instruments. The CPUC denied these requests in August 1997. In May 1999, the PX obtained FERC approval to operate the BFM. The BFM was an exchange that matched bids to buy a specific amount of power for one month (and later one-quarter and annual terms) with offers to sell power for the same period in advance of the contracted delivery date. In July 1999, the Debtor obtained CPUC authority to participate in the BFM. The BFM provided the Debtor a limited opportunity to hedge against prices in the PX day-ahead market only; it did not enable the Debtor to hedge against ISO real-time market prices.

   Importantly, the Debtor was prohibited, until as late as August 2000, from entering into longer-term purchase contracts outside of the PX that would have allowed the Debtor to fix its wholesale electricity costs. When the CPUC did grant such authority on August 3, 2000, prices had already begun to escalate and the CPUC failed to specify the criteria under which such contracts would be deemed reasonable, despite the Debtor's request for such criteria and the CPUC's statements that it would establish such criteria. Without reasonableness criteria, the CPUC could second-guess with the benefit of hindsight the Debtor's decision to enter into the contracts, and thereby prohibit the Debtor from recovering its contract costs from ratepayers. Despite the lack of established criteria for cost recovery, the Debtor entered into several bilateral forward contracts in October 2000 at prices that have proven to be favorable to the Debtor's customers. In December 2000, the Debtor again solicited offers from power suppliers. However, the Debtor received offers from only three bidders, all of which were higher than the forward price curve. Each offer would have immediately triggered the provision for credit requirements, which could have required the Debtor to post margins. Furthermore, the CPUC had not adopted, and still has not adopted, criteria for cost recovery of long-term bilateral contracts. Therefore, the Debtor did not enter into any additional contracts.

   c. The Rate Freeze and Transition Cost Recovery.

   As required by AB 1890, beginning January 1, 1997, electric rates for all customers were frozen at the level in effect on June 10, 1996, except that rates for residential and small commercial customers were reduced by ten percent (10%) from their 1996 levels and frozen at that level. Under AB 1890, the rate freeze is supposed to end when the investor-owned utility has recovered its eligible "transition" costs (costs of utility generation-related assets and obligations that were presumed to become uneconomic under a competitive generation market structure), but in no event later than March 31, 2002. Based on the presumption that market-based revenues would not be sufficient to recover the utilities' historic generation-related costs, AB 1890 provides the investor-owned utilities a reasonable opportunity to recover their transition costs during this transition period. Under limited circumstances, some transition costs could be recovered after the transition period. Costs eligible for recovery as transition costs, as determined by the CPUC, include
(1) above-market sunk costs (i.e., costs associated with utility generating facilities that are fixed and unavoidable and that were included in customer rates on December 20, 1995) and future unavoidable above-market firm obligations, such as costs related to plant removal, (2) costs associated with pre-existing long-term contracts to purchase power at above-market prices from QFs and other power suppliers, and (3) generation-related regulatory assets and obligations.

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

   Transition costs were offset by or recovered through (1) "headroom" (i.e., the amount of revenues collected through frozen rates that remains, if any, after paying authorized operating costs, including power procurement costs),
(2) the portion of the market value of generation assets sold by the Debtor or market valued by the CPUC that is in excess of book value, and (3) revenues greater than the allowed revenue requirements associated with energy sales from the utilities' remaining electric generation facilities.

   In order to track the recovery of the utilities' costs during the rate freeze period, the CPUC established two accounting mechanisms: the Transition Revenue Account (the "TRA") and the Transition Cost Balancing Account (the "TCBA"). In general, the TRA was used to account for the Debtor's revenues from the provision of electric service to retail customers, the Debtor's costs of procuring wholesale electricity for resale to retail customers, the costs of operating its electric transmission and distribution system and other operating costs. Prior to a CPUC-mandated accounting change, the TRA recorded PX and ISO charges, transmission rates authorized by the FERC and distribution and other rates authorized by the CPUC. If those charges and rates for a given month exceeded the Debtor's retail revenues, the TRA was "undercollected" for that period. During the same period, the TCBA generally was used to record the Debtor's transition costs, the revenues from the wholesale sales of electricity generated by the Debtor's retained generation facilities, and the gain on sale (or on market valuation) of the Debtor's generation assets in excess of such assets' book value. Under CPUC rules in effect until the adoption of the retroactive accounting changes in March 2001 (see Section IV.B.6.d below), to the extent the Debtor's revenues from retail electricity sales exceeded its costs in any given month, the resulting positive balance in the TRA (referred to as "headroom") was transferred on a monthly basis to the TCBA and applied to recover the Debtor's transition costs. To the extent revenues from frozen rates were insufficient to cover operating costs recorded in the TRA, the account accumulated an "undercollection," and the undercollection was carried over to the following period for recovery.

   In September 2000, the Debtor advised the CPUC that, based on a credit to the Debtor's TCBA for the above-market estimated market valuation of its hydroelectric generation assets ordered to be made by the CPUC in February 2000, the Debtor had recovered its transition costs at least by August 2000, and possibly earlier depending on the final valuation of the hydroelectric assets. In October and November 2000, the Debtor again requested the CPUC to lift the rate freeze as required by AB 1890 and the CPUC's prior decisions. Although the CPUC had specifically ruled in October 1999 that the rate freeze would end on the basis of either an estimated or final market valuation, it did not act to grant the Debtor's request.

   d. The CPUC Prohibition against Post-Rate Freeze Recovery of Costs Incurred during the Rate Freeze.

   The CPUC set forth principles for setting the Debtor's retail rates after the end of the Debtor's rate freeze period in its "Post-Transition Electric Ratemaking" proceeding. In January 1999, in compliance with the CPUC's direction, the Debtor filed an application for authority to establish post-freeze electric ratemaking mechanisms to recover its uncollected costs of utility operations, including its interstate electric transmission and wholesale power purchase costs, in retail rates after the end of its rate freeze period. In Decision No. 99-10-057, issued on October 21, 1999 over the Debtor's objections, the CPUC ruled that AB 1890 prohibited the Debtor from carrying over past the end of its rate freeze period any undercollection accumulated in the TRA or other balancing accounts during the rate freeze, thereby preventing the Debtor from recovering the costs of procuring power on behalf of its retail customers as allowed under federal law. The Debtor filed a timely application for rehearing of the CPUC's decision, which the CPUC denied in relevant part in Decision No. 00-03-058, issued on March 16, 2000. In its rehearing order, the CPUC reaffirmed that the rate freeze should end as early as it could be determined on a forecast basis that the Debtor had fully recovered its utility generation-related transition costs.

   In June 2000, the Debtor filed petitions for review of the CPUC's denial with the California Court of Appeal and, in September 2000, the Debtor and Southern California Edison asked the California Supreme Court to order the CPUC to reopen its prior decisions that prohibited post-freeze recovery of wholesale power costs incurred, but not collected, during the rate freeze. The CPUC opposed both requests and the courts denied the requests.

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  2. Increasing Wholesale Prices and the Debtor's Financing Efforts.

   Beginning in June 2000, the wholesale spot prices of electricity began to escalate. While forward and spot prices moderated somewhat in September and October, such prices skyrocketed in November and December to levels substantially higher than during the summer months. As the Debtor and other utilities effectively had been prohibited from entering into bilateral contracts to secure long-term power supplies, the Debtor and other California utilities were exposed to extraordinarily high and volatile wholesale power costs from the PX and ISO. The Debtor has been prevented from recovering these costs in retail rates.

   For example, the unweighted average wholesale price of electricity purchased by the Debtor for the benefit of its customers was $0.153 per kWh for the period of June 1 through August 31, 2000, $0.137 per kWh for the period of September 1 through October 31, 2000, and $0.268 per kWh for the period of November 1 through December 31, 2000. Such prices were significantly higher in comparison to the average wholesale price of $0.042 per kWh during the period of June 1 through December 31, 1999. During the same June through December 2000 period, the Debtor was only permitted to collect approximately $0.054 per kWh in rates from its customers for its costs of electric power purchases. The Debtor continued to finance the higher costs of wholesale electric power while it worked with interested parties to evaluate various solutions to the energy crisis. During the third and fourth quarters of 2000, with the approval of the CPUC, the Debtor increased its lines of credit to $1.85 billion (a net increase of $850 million), issued $1.24 billion of 364-day notes and issued $680 million of five-year (5) notes. By December 31, 2000, the Debtor had borrowed or raised more than $3.0 billion under its various credit facilities to finance its wholesale energy purchases.

  3. The Debtor's Attempts to Recover Undercollections.

   The substantial increase in the Debtor's power procurement costs, coupled with the CPUC's refusal to allow recovery of those costs in rates, eroded the Debtor's financial stability. As a result, the Debtor sought relief through regulatory filings with the CPUC and the FERC, through a federal court action (the "Rate Recovery Litigation") and through efforts to reach a negotiated solution with the State of California.

   a. Applications to the FERC.

   On August 2, 2000, San Diego Gas & Electric Company filed a petition with the FERC seeking FERC intervention in the California wholesale markets, including imposition of price caps on market transactions, because such markets had ceased to be workably competitive. On August 14, 2000, the Debtor intervened in the FERC proceeding, concurring that the markets had ceased to be workably competitive and requesting that the FERC immediately impose mitigation measures on the market and initiate an investigation in order to develop lasting market reforms. In response, on August 23, 2000, the FERC initiated formal proceedings under Section 206 of the Federal Power Act (the "FPA") to investigate the justness and reasonableness of the rates of public utility sellers in the California wholesale markets, and to investigate whether the tariffs, contracts, institutional structures and bylaws of the ISO and PX were adversely affecting the efficient operation of competitive wholesale power markets in California. The FERC held the proceeding in abeyance pending the results of a separate FERC Staff investigation of electric market operations in the Western United States. On August 23, 2000, the FERC instituted a formal order.

   On September 22, 2000, the Debtor sought rehearing of certain aspects of the FERC's August 23, 2000 order, requesting that the FERC modify the effective date it established for refunds, and provide for refunds accordingly. The Debtor also requested that the FERC immediately implement the price cap remedy requested by San Diego Gas & Electric, implement market mitigation measures and commence the proceedings established, but deferred, by the August 23, 2000 order.

   On October 16, 2000, the Debtor joined with Southern California Edison and The Utility Reform Network ("TURN") in filing a petition with the FERC requesting that the FERC immediately (i) find the California

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

wholesale electricity market to be not workably competitive and the resulting prices to be unjust and unreasonable, (ii) impose a cap on the price for energy and ancillary services, and (iii) institute further expedited proceedings regarding the market failure, mitigation of market power, structural solutions and responsibility for refunds.

   On November 1, 2000, though its Staff Report was not yet complete, the FERC proposed specific remedies that it felt addressed the dysfunctions in California's wholesale power markets. In this order, the FERC found that the prices in the California wholesale markets were unjust and unreasonable, and set a refund effective date of October 2, 2000.

   On November 22, 2000, the Debtor filed comments, a motion for expedited relief and an application for rehearing of the FERC's November 1, 2000 order. In its filing, the Debtor requested modifications to the FERC's proposals in order to remedy flaws and provide relief associated with the problems in the California wholesale markets. Among other things, the Debtor asked the FERC to enforce the findings of the FERC's October 30, 1997 order, in which the FERC had ordered that cost-based caps be imposed in the event of the exercise of market power.

   On December 15, 2000, the FERC issued an order adopting remedies for what the FERC characterized as the seriously flawed electric power markets in California. Among other matters, the FERC (i) eliminated the requirement imposed by the CPUC that the California investor-owned utilities sell all of their generation into and buy all of their energy needs from the PX, a requirement that had resulted in an overreliance on spot market purchases, (ii) returned to CPUC rate jurisdiction the output of generation under control of the investor-owned utilities to the extent that output was now sold directly to retail customers of the investor-owned utilities, (iii) encouraged investor-owned utilities to enter into long-term power supply contracts and adopted a price benchmark at $74 per MWh to be used by the FERC in assessing prices of five-year energy supply contracts, (iv) permitted penalties to be imposed on market participants who do not schedule at least ninety-five percent (95%) of their load in advance of the ISO's real-time market (through self-scheduling, bilateral contracts or the PX markets), to reduce the reliance on the ISO's real-time market to meet supply, and (v) established an interim $150 per MWh "soft cap" modification of the single price auction so that bids above $150 MWh will not set the market clearing prices paid to sellers in the PX or the ISO. The FERC's order kept intact the market-based rates and market-based pricing authority for sellers in those markets.

   While the FERC's actions reflected positive steps, the Debtor believed the actions outlined in the order would not provide a complete solution to ensure reliability of the State's electric supply and relief from future price increases, particularly since the FERC order did not require sellers to enter into forward contracts at reasonable prices, and did not provide an effective "hard" price cap. In addition, the FERC order did not address issues associated with refunds or other remedies for overcharges incurred since the California wholesale power markets became dysfunctional in late May 2000.

   On December 20, 2000, the Debtor filed an emergency request for rehearing of the December 15, 2000 order. The Debtor requested that the FERC immediately revoke (i) the authority of sellers to sell at market-based rates in California and (ii) the market mechanisms in the ISO and PX tariffs. The Debtor also requested the FERC to require immediate cost-of-service filings for all sellers that sold into these markets. The Debtor further urged the FERC to order that, until it made a determination of just and reasonable rates, all sales into the California markets would be the subject of a subsequent order directing refunds of any amounts paid above those rate levels later deemed to be just and reasonable. On January 16, 2001, the Debtor filed a supplemental request for rehearing of the December 15, 2000 FERC order, in which it sought that the FERC mandate cost-based pricing for forward contract transactions and require that at least three quarters of the generators in California be required to commit to such agreements. The Debtor also urged the FERC to replace the market monitoring and enforcement measures announced in the December 15, 2000 order with cost-based remedies. In a number of subsequent filings, the Debtor challenged the market-based rate authority of individual sellers into the California wholesale markets, arguing that such authority should be suspended until the fundamental problems in the California wholesale markets were resolved.

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

   b. Rate Recovery Litigation.

   In the Rate Recovery Litigation, the Debtor asked the court for declaratory and injunctive relief compelling the State to recognize the Debtor's right to recover in retail rates the costs that it incurred or incurs in the federally-regulated wholesale market. Pacific Gas and Electric Co. v. Loretta Lynch, et al., No. C-00-4128-SBA (N.D. Cal., filed Nov. 8, 2000). The Debtor argued that the wholesale power costs that it incurred were paid pursuant to filed rates and tariffs that the FERC authorized and approved and, under the United States Constitution and numerous court decisions, such costs could not be disallowed by state regulators, as such actions would be preempted by federal law, unlawfully interfere with interstate commerce and result in an unlawful taking and confiscation of the Debtor's property.

   On January 29, 2001, the case was transferred to the United States District Court for the Central District of California, where a similar case filed by Southern California Edison was pending. On March 19, 2001, the court heard argument on the CPUC's motion to dismiss the Debtor's amended complaint. On May 2, 2001, District Court Judge Ronald Lew dismissed the Debtor's amended complaint, without prejudice to refiling at a later date, on the ground that the Rate Recovery Litigation was premature since two CPUC decisions had not become final under state law. The court rejected all of the CPUC's other arguments, including the CPUC's claims that the CPUC commissioners were immune from suit under the constitutional right of sovereign immunity and that the court did not have jurisdiction to hear the case.

   On August 6, 2001, the Debtor refiled its Rate Recovery Litigation case in the United States District Court for the Northern District of California, based on the Debtor's belief that the CPUC decisions referenced in the court's May 2, 2001 order had become final under California law. The CPUC and TURN have filed motions to dismiss the complaint. On November 26, 2001, the case was reassigned to Judge Walker in the United States District Court for the Northern District of California as a related case with the Debtor's appeal of the Bankruptcy Court's denial of the Debtor's request for injunctive and declaratory relief against the retroactive accounting order adopted by the CPUC in March 2001

   c. The Debtor's Rate Stabilization Plan.

   The Debtor also petitioned the CPUC for emergency rate relief. In early September 2000, the CPUC acknowledged its obligation to review the Debtor's cost recovery problems under a joint resolution passed by the State Legislature. Also in September 2000, senior officers of the Debtor met with CPUC commissioners and senior staff, informing them of the Debtor's financial and cost-recovery problems, and asking them to reverse the prior CPUC decisions precluding recovery of uncollected wholesale power costs incurred during the rate freeze. Also in September 2000, various news media reported that the Debtor and Southern California Edison were accruing uncollected wholesale power costs in the billions of dollars. The Governor also publicly stated that the utilities should not be left "holding the bag" as a result of problems with the State's deregulation law so long as they acted responsibly. Although it gave favorable indications that it would address these problems in October, the CPUC ultimately failed to take any action during 2000 in response to these reports or the Governor's statements.

   In early October 2000, the Debtor filed an emergency petition at the CPUC, asking the CPUC to reverse its previous decisions that precluded recovery of uncollected wholesale power costs incurred during the rate freeze. Although in mid-October 2000 the CPUC indicated that it intended to review these decisions, it failed to act promptly on these requests. When the CPUC finally did act on these accounting issues in March 2001, it confirmed the prior rulings and made additional retroactive accounting changes adverse to the Debtor as described below.

   In November 2000, the Debtor filed its application with the CPUC seeking approval of a five-year (5) rate stabilization plan ("RSP") designed to protect the Debtor's customers from the high and volatile wholesale power prices, while increasing rates effective January 1, 2001, to allow the Debtor to begin recovery of its past and

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

ongoing wholesale power purchase costs. The Debtor again asserted that the rate freeze had ended at least as early as August 2000 and that it should be permitted to recover its wholesale power costs through retail rates in accordance with prior CPUC decisions. The Debtor requested an immediate and interim rate increase of approximately $0.03 per kWh, plus the adoption of a mechanism by which additional rate increases would be provided, as necessary, if unrecovered costs built up to a predetermined level. The Debtor also filed the tariff changes needed to end the freeze as required by the CPUC's previous decisions finding that the rate freeze should end as soon as the costs associated with the Debtor's utility generation assets and obligations were recovered. The CPUC has not acted on the Debtor's end-of-rate freeze tariff filing.

   After a month of procedural delays, the CPUC held emergency hearings in late December 2000 and early January 2001. During the hearings, the CPUC ordered further audits of the utilities' financial conditions, and refused to consider the utilities' evidence that they had met the conditions for ending the rate freeze and thus should be permitted to recover past uncollected wholesale power costs. On January 4, 2001, the CPUC granted a rate increase of $0.01 per kWh on a temporary ninety-day (90) basis and subject to refund. The CPUC decision found that the utilities' financial conditions justified the increase but refused to lift the rate freeze or grant a rate increase sufficient to avoid further accrual of uncollected wholesale power costs, which all parties acknowledged were then running several times the amounts available to cover such costs under the current rate freeze. The CPUC rejected requests by the Debtor's senior officers, including the Chairman of the Board, that a substantially larger rate increase was necessary for the Debtor to remain creditworthy and continue borrowing to finance ongoing costs of utility service.

   Furthermore, the CPUC specifically stated that the rate increase could only be applied to ongoing power costs. The CPUC also rejected the Debtor's request for adoption of a mechanism that would provide for subsequent rate increases triggered by growing undercollections. The rate adjustment was projected to raise only approximately $70 million in cash per month for three months, an amount that was clearly inadequate in light of the approximately $210 million that the Debtor was paying per week in net power purchases. Thus, the rate increase was grossly insufficient to raise enough cash for the Debtor to pay its ongoing procurement costs, pay its past power bills or make further borrowing possible. As described in Section IV.B.4.a below, the Debtor was promptly downgraded by financial rating agencies and, thereafter, precluded from purchasing power on the wholesale market.

   d. Negotiations with the State of California.

   On August 30, 2000, recognizing that increasing wholesale electricity prices were threatening the economic well-being of California customers and businesses and the financial viability of the utilities that serve them, the California Assembly issued Joint Resolution No. 77 ("AJR 77") requiring the CPUC to issue an order instituting an investigation to review the impact of the electricity crisis on customers and the electric utilities subject to the rate freeze, emphasizing the options for correcting the electricity market, methods to eliminate price volatility for customers and methods of cost recovery and allocation. Despite this early legislative action, the Debtor's efforts to achieve a comprehensive solution to the energy crisis with the Governor's office that would protect customers from the volatility of electric prices and provide a fair and reasonable mechanism for the Debtor to recover its past undercollected wholesale power costs were unsuccessful. Representatives of the Debtor met with the Governor and his representatives numerous times over the six-month period prior to the Petition Date in an effort to develop a comprehensive solution to the energy crisis. However, while there were several indications that a successful resolution could be reached, the Governor's representatives slowed progress to the point where it became evident that the crisis would not be resolved through a negotiated governmental agreement.

  4. The Downgraded Credit Ratings and the Debtor's Inability to Obtain Wholesale Power.

   a. Downgraded Credit Ratings.

   On December 11, 2000, Moody's Investor Services, Inc. ("Moody's"), a principal credit rating agency, placed the securities of the Debtor under review for possible downgrade. On December 13, 2000, another

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

principal credit rating agency, Standard & Poor's ("S&P"), placed the securities of the Debtor on credit watch with negative implications. The credit agencies cited concerns about the escalating financial burdens placed on the Debtor and the absence of short-term or long-term regulatory or legislative mechanisms for recovery of the undercollections. S&P additionally noted the problem was "exacerbated by the absence of a vehicle for either the near or long-term recovery of the shortfall due to the continued inaction of state legislators and regulators."

   On January 4, 2001, S&P reduced the Debtor's corporate credit ratings from A to BBB- (minimum investment grade), and its commercial paper ratings from A-1 to A-3. S&P noted that the downgrades reflected the failure of the CPUC's January 4, 2001 $0.01 per kWh rate increase to meaningfully address a market structure that compelled the Debtor to serve its customers at prices substantially below the cost of procuring wholesale power. On January 5, 2001, Moody's similarly lowered the ratings on the Debtor's senior secured debt to Baa3 (minimum investment grade) and its commercial paper ratings to Prime-3, stating that the downgrades reflected the generally weak January 4, 2001 rate order. Both S&P and Moody's noted that the ratings could decline below investment grade unless immediate state or federal actions were taken.

   In light of the continuing financial crisis, on January 10, 2001, the Board of Directors of the Parent suspended the payment of its fourth quarter 2000 common stock dividend of $0.30 per share declared by the Board of Directors of the Parent on October 18, 2000, and payable on January 15, 2001 to shareholders of record as of December 15, 2000. On the same date, the Board of Directors of the Debtor suspended the payment of its fourth quarter 2000 common stock dividend in an aggregate amount of $110 million declared by the Board of Directors of the Debtor on October 18, 2000, and payable on January 15, 2001 to the Parent and PG&E Holdings, LLC, a subsidiary of the Debtor. In addition, the Debtor's Board of Directors decided not to declare the regular preferred stock dividends.

   On January 16, 2001, S&P again reduced the long-term corporate credit ratings of the Parent and the Debtor to CC from BBB-. On January 17, 2001, Moody's further reduced the Debtor's senior unsecured debt rating to Caa2 from Baa3 and reduced its short-term rating for commercial paper and extendible commercial notes to Not Prime from Prime-3. Moody's also reduced the Parent's issuer rating to Caa3 from Baa3 and its short-term commercial paper rating to Not Prime from Prime-3. On January 19, 2001, S&P further downgraded the ratings on the Parent's and the Debtor's commercial paper programs to D from C in response to the companies' failure to pay maturing commercial paper that came due on January 17, 2001. As a result of the defaults, the companies' long- and short-term corporate credit ratings were also downgraded to D/D from CC/C.

   After these downgrades to below minimum investment-grade ratings, the Debtor was unable to obtain further financing for its power purchases. As the Debtor's credit ratings fell, the downgrade resulted in an event of default under the Debtor's $850 million revolving credit facility, which left the Debtor without available credit lines to pay maturing commercial paper.

   b. The Debtor's Inability to Obtain Wholesale Power.

   Due to increasing uncertainty over the Debtor's financial condition, in December 2000, sellers of wholesale electric power were refusing to enter into transactions to sell power either directly or indirectly to the Debtor. It became increasingly difficult for the ISO to ensure that sufficient power was being provided into the transmission system on a real-time basis to maintain system reliability. Also, in December 2000, the United States Secretary of Energy issued an order finding that an emergency existed in California by reason of a shortage of electric energy and ordered certain electric generators and marketers who had previously sold power into California to sell their available power to the ISO upon the request of the ISO.

   Under the ISO's tariff, the ISO is allowed to schedule third-party transactions only with creditworthy buyers or creditworthy counterparties. As a result of the early January 2001 credit ratings downgrade, the Debtor failed to meet the ISO's creditworthiness criteria, spelled out in the ISO tariff, for scheduling third-party power transactions through the ISO. On January 4, 2001, the ISO applied to the FERC to modify the creditworthiness standards, which request was opposed by power sellers. On February 14, 2001, the FERC rejected the ISO's request and ruled that the ISO could not waive the creditworthiness requirement applicable to third-party power purchases. However, the FERC permitted the ISO to continue to schedule power from the Debtor so long as it was from the Debtor's own or contracted-for generation to serve the Debtor's retail customers. Despite the ruling, the ISO continued to charge the Debtor for the ISO's third-party power purchases that were made to serve the Debtor's retail customers. These ISO charges contributed to the Debtor's enormous undercollection of procurement costs. On April 6, 2001, the same day that the Debtor filed this Chapter 11 Case, the FERC issued an order granting a motion filed by several California generators to compel the ISO to comply with the FERC's February 14, 2001 order, affirming the FERC's prior conclusion that the ISO tariff did not permit the ISO to make third-party power purchases for parties that failed to meet the tariff's creditworthiness provisions. See Section IV.B.8 of this Disclosure Statement for information on a recent FERC order reaffirming the orders discussed above.

   Due to the downgrades in the Debtor's credit ratings and the Debtor's alleged failure to post collateral for all market transactions, the PX suspended the Debtor's market trading privileges as of January 19, 2001. Further, the PX sought to liquidate the Debtor's BFM contracts for the purchase of power. On February 5, 2001, the Governor, acting under California's Emergency Services Act, commandeered the Debtor's BFM contracts for the benefit of the State. Under the Act, the State must pay the Debtor the reasonable value of the contracts, although the PX may seek to recover monies that the Debtor owes to the PX from any proceeds realized from those contracts. The Debtor subsequently filed a complaint against the State to recover the value of the seized contracts. See Section VI.H.3 of this Disclosure Statement for more information on the BFM contract seizure litigation.

  5. Procurement of Power by the State in Place of the Debtor.

   On January 17, 2001, the Governor signed an order declaring an emergency and authorizing the DWR to purchase power to maintain the continuity of supply to retail customers. On January 18, 2001, the California Assembly passed Senate Bill 7X ("SB 7X") that appropriated $400 million and authorized the DWR to use such funds to purchase power at no more than $0.055 per kWh (far less than the wholesale market rates in early 2001) and then resell it to the Debtor at cost to enable the Debtor to continue to serve its customers. Under SB 7X, signed into law on January 19, 2001, the DWR was authorized to purchase power through January 31, 2001. On February 1, 2001, the California Governor signed Assembly Bill No. 1 of the first extraordinary session ("AB 1X"). AB 1X authorized the DWR to enter into contracts for the purchase of electric power, but prohibited the DWR from entering into such contracts after January 1, 2003. AB 1X required the DWR to sell power that it purchases directly to retail end-use customers, except as may be necessary to maintain system integrity. AB 1X also required the Debtor to deliver the power purchased by the DWR over its distribution systems and act as a billing agent on behalf of DWR, without taking title to such power or reselling it to its customers.

   AB 1X initially appropriated approximately $496 million for the DWR's power costs and authorized the DWR to borrow from the State's General Fund in order to finance its power purchases until such borrowings are reimbursed through the DWR's issuance of revenue bonds to finance its power purchase program. AB 1X provides that the appropriation and the bonds are to be repaid from the funds collected from the sales of power and associated payments from retail customers of the utilities.

   AB 1X directs the CPUC to calculate the California Procurement Adjustment (the "CPA"), which is the portion of each electric utility's retail rates relating to generation, representing the difference between the generation-related component of such electric utility's retail rate effective on January 5, 2001, and the total of its costs of generation, purchases of power under existing bilateral contracts and QF contracts and its costs of ancillary services. The CPUC is also directed to determine the amount of the CPA that is allocable to power sold by the DWR. This portion of the money collected by the electrical corporations is called the "Fixed Department of Water Resources Set-Aside." The DWR may issue revenue bonds secured by retail revenues in an amount of up to $13.4 billion.

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   Furthermore, AB 1X allows the DWR to recover, as a revenue requirement, among other things, (i) amounts needed to pay the principal and interest on bonds issued to finance the purchase of power, (ii) amounts necessary to pay for the power and associated transmission and related services, (iii) administrative costs of implementing the program, and (iv) certain other amounts associated with the program. This may include monies expended for power purchases pursuant to the Governor's emergency proclamation of January 17, 2001. AB 1X authorizes the CPUC to set rates to cover the DWR's revenue requirements (but prohibits the CPUC from increasing electric rates for residential customers who use less power than one hundred thirty percent (130%) of their existing baseline quantities) until the DWR has recovered the costs of power it has purchased for retail customers.

   All money collected for the power acquired and sold by the DWR under AB 1X or the Governor's January 17, 2001 emergency proclamation by electric utilities "shall constitute property of the department" and is to be segregated from other funds of those corporations and held in trust for the benefit of the DWR until transferred to the DWR.

   The DWR has purchased power on the spot market and negotiated long-term power purchase agreements in fulfillment of its procurement obligations pursuant to AB 1X. While the details of these agreements were confidential initially, the DWR made public certain details of the agreements in July 2001. The DWR has continued to enter into additional contracts for which it had previously negotiated agreements in principle. According to information presented by the DWR in late July 2001, its spot purchases and long-term contract costs are estimated to cost retail ratepayers approximately $68 billion over the next ten (10) years, at average prices ranging between $54 and $269 per MWh.

  6. Adverse CPUC Decisions.

   The CPUC issued a series of decisions on or around March 27, 2001, a number of which implemented AB 1X in a manner that magnified the Debtor's inability to recover past debts and increased its exposure to the continuing accrual of additional costs of hundreds of millions of dollars per month. These decisions were issued despite the prior credit downgrades of the Debtor and Southern California Edison and evidence that the ISO was continuing to accrue hundreds of millions of dollars of emergency power purchase costs for which it threatened to bill the Debtor because the DWR was refusing to take financial responsibility for such costs. The CPUC also conducted its own audit and determined that the Debtor had accurately portrayed the accounting on which the Debtor had calculated that the rate freeze had ended, the depletion of its cash reserves and its inability to access the capital markets to finance its ongoing costs of utility service. Individually and collectively, these decisions further eroded the Debtor's financial position and contributed to its decision to seek protection under chapter 11 of the Bankruptcy Code.

   a. Payment Order.

   On March 27, 2001, the CPUC issued a decision ordering the Debtor and the other California investor-owned utilities to pay the DWR the full generation-related portion of retail rates for every kWh of electricity sold by the DWR to the respective utility's customers without regard to whether overall retail rates were adequate to cover the utilities' costs of service. For the Debtor, the CPUC determined that the generation-related portion of its retail rate was $0.09471 per kWh, including the January 2001 $0.01 kWh and the March 27, 2001 $0.03 kWh increases. The CPUC ordered the utilities to pay the DWR within forty-five (45) days after the DWR supplies power to their retail customers, subject to penalties for each day that payment is late.

   The payments associated with the power supplied to retail end-use customers after March 27, 2001, for which payment would be due to the DWR by the Debtor pursuant to the March 27, 2001 order, were required by the CPUC to be based on the product of the number of kWh that the DWR provided forty-five (45) days earlier and $0.09471, reflecting the additional $0.03 per kWh surcharge described below.

   Since the CPUC's order was neither derived using the final DWR set-aside nor the DWR's stated revenue requirement, the Debtor sought rehearing of the order. The CPUC subsequently denied rehearing and the Debtor

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

filed a petition with the California Supreme Court seeking review of the lawfulness of the order. On November 14, 2001, the California Supreme Court denied the Debtor's petition.

   b. The CPA Calculation Decision.

   On April 3, 2001, the CPUC adopted a method to calculate the CPA. However, the CPUC made clear that it would not, without further consideration, use the CPA to determine a Fixed Department of Water Resources Set-Aside, or to establish an amount to be provided to the DWR. As was provided in AB 1X at the time, the CPUC used each utility's adopted CPA to determine the amount of "AB 1X" bonds the DWR may issue. Since that time, a new law has been enacted eliminating the requirement that the CPA be used to determine the amount of DWR bonds to be issued.

   The CPUC decided that the CPA should be a set rate calculated by determining each utility's generation-related revenues (for the Debtor the CPUC determined that this amount equals $0.06471 per kWh, raised to $0.09471 per kWh as of March 27, 2001, multiplied by total kWh sales by the Debtor and the DWR to the Debtor's retail customers), then subtracting each utility's statutorily authorized generation-related costs, and dividing the result by each utility's total kWh sales.

   In adopting the CPA rate, the CPUC rejected the Debtor's assertions that the CPA overstated the residual revenues available to the DWR from the Debtor's existing rates by over $2 billion annually. Thus, the CPUC decision immediately exposed the Debtor to a regulatory requirement that potentially would increase the Debtor's accrual of unfinanced debt by several hundred million dollars per month. The Debtor's application for rehearing on this decision was denied. The Debtor's appeal of the CPUC decision to the California Court of Appeal was denied on November 2, 2001.

   c. The Three-Cent Rate Increase.

   Also, on March 27, 2001, the CPUC authorized the Debtor to add an average $0.03 per kWh surcharge to current rates and ordered that the emergency $0.01 per kWh surcharge, adopted by the CPUC on January 4, 2001, be made permanent. However, although finding that the Debtor was experiencing loss of credit capability and impending default, the CPUC stated that the decision was intended "to assure the continued viability of California's electric power supply, to safeguard the viability of the State's General Fund, and to minimize credit-related supply disruptions." Thus, the CPUC mandated that the revenue generated by the $0.03 rate increase was to be used only for electric power procurement costs incurred after March 27, 2001, not for any prior unpaid power bills or debts of the Debtor. The CPUC also refused to consider whether the rate freeze had already ended and refused to end it prospectively, despite the reports of its auditors confirming the accounting on which the Debtor's calculation of the end of the rate freeze was based and proposals from its staff and key customer advocates that the rate freeze should be ended. Rather, as discussed below, the CPUC made a retroactive accounting change that attempted to erase from the Debtor's regulatory books the financial evidence that the Debtor had fully met the conditions for an end to the rate freeze.

   d. Adoption of TURN Accounting Proposal.

   In its decision adopting the $0.03 per kWh rate increase, the CPUC also adopted a proposal submitted by a customer group to change its previously adopted accounting rules governing entries to the TRA, the TCBA and the Generation Memorandum Accounts. These accounting mechanisms had been adopted by the CPUC in 1998 to account for transition recovery and determine when the rate freeze had ended. In the March 27, 2001 retroactive accounting decisions, the CPUC decided that the Debtor should restate its TRA and TCBA, retroactive to January 1, 1998, by transferring on a monthly basis the balance in the Debtor's TRA to the Debtor's TCBA. Thus, rather than transferring only the monthly "headroom" to pay down transition costs in the months that revenues exceeded the costs of service, the CPUC changed the accounting rules to require the transfer of the monthly balance in the TRA, regardless of whether it was overcollected or undercollected. The

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

effect of this decision was to retroactively restate past recovery of transition costs and apply the headroom against procurement costs, rather than against transition costs. The CPUC also ordered that the utilities restate and record their generation memorandum account balances to the TRA on a monthly basis before any transfer of generation revenues to the TCBA. This meant that any generation revenues in excess of costs were used first to pay wholesale power costs, if any, rather than using those revenues to offset transition costs.

   The retroactive transfer of a TRA undercollection has the effect of increasing the amount of transition costs still to be recovered from June 2000 onward. By this retroactive change, the CPUC increased the market valuation of generation assets required to end the rate freeze in the latter part of 2000, ensuring that the previous market valuation recorded by the Debtor was no longer sufficient to end the rate freeze in August 2000. The change had the effect of retroactively erasing from the Debtor's books and records the evidence that the Debtor had previously presented demonstrating that the rate freeze had ended with respect to the Debtor. The CPUC thus refused to end the rate freeze, thereby extending the period during which the Debtor was forced by the CPUC, in violation of federal law and the CPUC's prior decisions, to absorb high wholesale power market costs that it was prohibited from passing through to retail ratepayers for whom these costs have been incurred.

   The Debtor filed an application for rehearing of the CPUC's retroactive accounting change alleging that the adoption of the accounting changes violates AB 1890 and the CPUC's authority, constitutes an unconstitutional taking of the Debtor's property, violates the Debtor's federal and state due process and equal protection rights and constitutes unlawful retroactive ratemaking. The CPUC has not acted on the application for rehearing. Nonetheless, the CPUC's decision does not alter or otherwise affect the amount or nature of wholesale electricity procurement and transmission costs that the Debtor has incurred or the amount of the Debtor's retail rate revenues available to pay for those wholesale costs. The Debtor believes the decision neither complies with controlling federal law nor furnishes a basis for the CPUC to avoid such compliance. The Debtor requested that the Bankruptcy Court enjoin the CPUC from requiring the Debtor to implement the regulatory accounting changes. On June 1, 2001, the Bankruptcy Court denied the Debtor's application for a preliminary injunction and an appeal of the Bankruptcy Court's decision is now pending. See
Section V.B.11 of this Disclosure Statement for more information on the Debtor's challenge to the accounting proposal.

   e. The QF Decision.

   At the end of January 2001, as a result of its inability to borrow and continuing accrual of excessive procurement costs, the Debtor began paying the QFs the pro rata amount the Debtor was then recovering in rates to cover its procurement costs, which was only approximately fifteen percent (15%) of amounts due the QFs. In a decision issued on March 27, 2001, the CPUC ordered the Debtor and the other California investor-owned utilities to pay QFs fully for energy deliveries made on and after March 27, 2001, within fifteen (15) days of the end of the QFs' billing period. The decision permits QFs to establish a fifteen-day billing period as compared to the contractual monthly billing period. The CPUC noted that its change to the payment provision was required to maintain energy reliability in California and thus provided that failure to make a required payment would result in a fine in the amount owed to the QF. The decision also adopted a revised pricing formula relating to the California border price of gas applicable to energy payments to all QFs, including those that do not use natural gas as a fuel.

   Although the revised pricing formula would reduce the Debtor's 2001 average QF energy and capacity payments assuming the differentials between the two gas price indices remained constant, the decision ultimately required the Debtor to pay the QFs money it was not then collecting in retail rates, accelerating the Debtor's deteriorating financial condition.

  7. Filing of the Chapter 11 Petition.

   As of February 28, 2001, the Debtor's estimated undercollected balance in its TRA was approximately $8.9 billion, including $2.3 billion attributable to the Debtor's generation. The Debtor included certain costs in its

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

estimated TRA balance although the Debtor believes it should not be responsible for such costs. Included are estimated charges from the ISO for its power purchases to meet the amount of the Debtor's net open position not met through the DWR's purchases from the date on which the Debtor failed to meet the ISO's creditworthiness standards, and charges for an allocated portion of defaulted payments owed to the PX by another California investor-owned utility. As the treatment of these costs has not been clarified, the Debtor included them in its estimated TRA balance.

   At March 29, 2001, the Debtor's cash reserves were $2.6 billion. If the Debtor had been current with all payments to its creditors on that date (including a $938.5 million balance of its bank loans, which the lenders agreed to forbear from accelerating until April 13, 2001), the Debtor's cash position would have been negative $1.8 billion. As previously discussed, the Debtor temporarily suspended the payment of certain obligations.

   Moreover, the CPUC decisions approved on March 27, 2001, coupled with the DWR's refusal to confirm that it would be financially responsible for the ISO emergency power purchase costs incurred since the Debtor became uncreditworthy in January 2001, exposed the Debtor to an indefinite period of accrual of additional massive debt. The CPUC refused to (a) lift the Debtor's rate freeze or allow any rate relief so the Debtor could pay past unpaid power bills, (b) provide the Debtor with access to the market value of its retained generating assets, or (c) order the DWR to cover the Debtor's potential costs to the ISO. The CPUC also ordered a punitive retroactive accounting change intended to interfere with the Debtor's legal claims for cost recovery under both state and federal law and initiated a diversion of the Debtor's existing revenues to the DWR that, if implemented, would have increased the Debtor's prospective debt accrual by hundreds of millions of dollars a month. Finally, the CPUC ordered the Debtor to begin immediately paying higher contract prices to certain third-party power suppliers despite the Debtor's obvious inability to finance the portion of those additional costs not recoverable in current retail rates.

   On April 6, 2001, the Debtor filed a petition for relief under chapter 11 of the Bankruptcy Code. The Debtor's goal was to halt the steady deterioration of its financial position and propose feasible alternatives allowing the Debtor to prevent liquidation, restore the company to financial health and continue supplying electricity and gas in the ordinary course of its business. The Plan described herein is, in the Proponents' opinion, the most reasonable and practicable solution for obtaining these results.

  8. FERC Actions Subsequent to Filing of the Chapter 11 Petition.

   The FERC issued a series of significant orders in the spring and summer of 2001 that prescribed prospective price mitigation relief. First, on April 26, 2001, the FERC issued an order that prescribed price mitigation for those hours during which the ISO declared an emergency, and imposed a requirement that all generators in California offer available generation for sale to the ISO's real-time energy market during all hours. While the Debtor recognized the importance of the FERC's action, it sought rehearing of the April 26, 2001 order on the premise that the price mitigation methodology could be made more comprehensive, both in terms of the hours to which it was to be applied and the types of transactions that it covered.

   On June 19, 2001, the FERC issued a further order on prospective price mitigation for the wholesale spot markets throughout both California and the Western Systems Coordinating Council (the "WSCC") that established the current mitigation methodology going forward. Among the features of this current price mitigation methodology is (a) its extension to all hours of the day, (b) the reaffirmation of its requirement that all generators in California offer available generation for sale to the ISO's real-time energy market, (c) the establishment of a single market clearing price in the ISO's spot markets in emergency hours, and (d) the establishment of a maximum market clearing price for spot market sales in all hours. The FERC ordered the mitigation to remain in effect until September 2002. The FERC also established a settlement conference whereby all sellers and buyers in the ISO markets could discuss refunds of any overcharges incurred during prior periods.

   From June 25 through July 10, 2001, the FERC's chief administrative law judge conducted settlement negotiations in Washington, D.C. among power generators, officials representing the State of California and

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representatives from the State utilities. The FERC ordered the negotiations in an attempt to resolve disputes between State officials, the utilities and power generators regarding past power sales. The State, led by the Governor, represented that it and the California utilities are owed $8.9 billion for electricity overcharges by the generators. The negotiations did not result in a settlement, but the judge concluded that refunds or offsets should be provided for overcharges from October 2000 through May 2001 and recommended that the FERC conduct further hearings to determine what the power sellers and buyers are each owed. On July 25, 2001, the FERC issued an order establishing a methodology to provide refunds for certain overcharges for the period from October 2, 2000 through June 20, 2001. The FERC also ordered a hearing to consider factual issues relating to implementation of the refund methodology. On December 6, 2001, the FERC issued an order postponing the hearing until the FERC acts upon numerous petitions for rehearing of the July 25 order.

   On November 7, 2001, the FERC issued an order granting a motion by a group of generators to enforce the creditworthiness requirements of the ISO tariff and rejecting an amendment proposed by the ISO. The FERC noted that its prior February 14 and April 6, 2001 orders required a creditworthy counterparty for power purchases. The FERC stated that the ISO is obligated to invoice, collect payments from and distribute payments to the DWR for all scheduled and unscheduled transactions on behalf of the DWR, including transactions where the DWR serves as the creditworthy counterparty for the applicable portion of the Debtor's load. The November 7, 2001 order directs the ISO to (a) enforce its billing and settlement provisions under the ISO tariff, (b) invoice the DWR for all ISO transactions it entered into on behalf of the Debtor and Southern California Edison within fifteen (15) days from the date of the order, with a schedule for payment of overdue amounts within three (3) months, and (c) reinstate the billing and settlement provisions under the tariff. On December 7, 2001, the DWR filed an application for rehearing of the FERC order, alleging, among other things, that the FERC order was illegal and unconstitutional because it restricted the DWR's unilateral discretion to determine the prices it would pay for third-party power under the ISO invoices.

  9. CPUC Actions Subsequent to Filing of the Chapter 11 Petition.

   In late April 2001, the Debtor asked the CPUC to grant rehearing of its retroactive accounting order issued on March 27, 2001. However, the CPUC has failed to respond to the Debtor's request for rehearing. In mid and late April 2001, the Debtor requested rehearing of the two CPUC orders establishing the terms and conditions of the Debtor's payments to the DWR for its power costs. As stated above, the CPUC rejected both requests. The Debtor's appeal of the CPUC order regarding the CPA calculation was summarily denied by the California Court of Appeal. The Debtor's petition for review of the CPUC's order requiring the Debtor to pay the DWR, without regard to whether overall retail rates were adequate to cover costs of service, was denied by the California Supreme Court.

   In mid-June 2001, the CPUC ordered the Debtor, Southern California Edison and San Diego Gas & Electric to file within three business days their proposed ratemaking for retained utility generation facilities and procurement costs still incurred by the utilities. The Debtor's proposal requested that the ratemaking for its retained generating facilities be set in accordance with previous and still effective CPUC decisions under AB 1890. Under the CPUC's AB 1890 decisions, the ratemaking for the Debtor's non-nuclear generating facilities is based on their market valuation through appraisal or divestiture, and the ratemaking for the Debtor's Diablo Canyon Power Plant is based on a specific "benefit sharing" formula established in a 1997 CPUC decision. Under California Public Utilities Code Section 377, as amended in January 2001, utilities are prohibited from divesting their retained generating plants before January 1, 2006. However, Section 377, as amended, does not modify or repeal California Public Utilities Code Section 367, which still requires the CPUC to market value the generating assets of each utility by no later than December 31, 2001 based on appraisal, sale or other divestiture.

   On October 25, 2001, the CPUC issued a decision in the Debtor's retained generation proceeding denying the Debtor's request that the market value of its retained utility generating facilities be used to establish prospective ratemaking for those facilities. The CPUC said its decision did not address how to treat past uneconomic costs incurred by the Debtor, and that when issues concerning the termination of the rate freeze are

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resolved, the CPUC should address any impacts on ratemaking for the Debtor's retained generation. On October 29, 2001, the Debtor filed for rehearing of the CPUC decision, and on February 11, 2002, the CPUC denied the rehearing request. Hearings to present evidence and testimony on the Debtor's costs for its retained generation were concluded in July 2001, and on January 18, 2002, the CPUC issued a proposed decision that would establish the Debtor's retained generation revenue requirement for 2002 on an interim basis. The Debtor has filed comments on the proposed decision, alleging that it is unlawful and unsupported by the record because, among other things, it defers determining whether the Debtor's unrecovered generation-related transition costs are recoverable in rates, and fails to provide sufficient or stable revenue for the Debtor's generating facilities on a going forward basis. The CPUC has not yet acted on the proposed decision, or on a related request by the Debtor that the CPUC complete the market valuation of certain of the Debtor's retained generating facilities under Public Utilities Code Section 367(b), which requires that such market valuation be completed no later than December 31, 2001.

   Under the emergency state statute authorizing the DWR to procure and sell power, its revenue requirement may not be recovered from retail customers unless and until the DWR has conducted a review to determine whether the revenue requirement is just and reasonable, and the CPUC has issued a decision implementing the ratemaking for allocation and recovery of the revenue requirement from retail customers. In early May 2001, the DWR submitted its proposed revenue requirement to the CPUC to recover its cost of procuring power for the customers of the Debtor, Southern California Edison and San Diego Gas & Electric Company. The CPUC did not take any action on the DWR's revenue requirement request.

   In mid-June 2001, the Debtor requested that the CPUC consolidate the DWR's revenue requirement request with the CPUC's proceedings to establish ratemaking for the Debtor's retained generating plants and third-party procurement costs, in order to ensure that the DWR's revenue requirement is recovered without diverting revenues needed by the Debtor for its retained generation. The CPUC rejected the request.

   In late July 2001, the DWR filed a revised revenue request for approval at the CPUC, stating that it had determined the revised request to be just and reasonable and requesting immediate approval by the CPUC without hearings. Over the protests of numerous parties, including the Debtor, the CPUC determined that it could implement the DWR's revenue requirement request without hearings. In addition, the CPUC issued for public comment a proposed rate agreement, under which the CPUC would agree to implement changes in the DWR's revenue requirement automatically on thirty (30) to ninety (90) days' notice over the next fifteen (15) years. Finally, the CPUC proposed to grant the DWR's request that it order the Debtor to enter into a servicing agreement to act as the DWR's billing and collection agent for recovery of its costs from retail customers, despite the Debtor's protests that the servicing agreement was unreasonable and unfair. On September 10, 2001, the CPUC issued an order requiring that the Debtor enter into the servicing agreement as requested by the DWR.

   After numerous parties filed lengthy data requests questioning the accuracy and reasonableness of the DWR's July 23, 2001 revenue requirement request, the DWR filed a third revenue requirement request on August 7, 2001. On October 19 and November 5, 2001, the DWR again filed revisions to its revenue requirement request. However, numerous parties, including the Debtor, continued to protest the DWR's request as inaccurate, unreasonable and not sufficiently documented. In its revised revenue requirement request of November 5, 2001, the DWR reduced its overall revenue requirement statewide from $12.6 billion to $10.0 billion for the two-year (2) period from 2001 to 2002. The reasons for the reduction include lower spot power prices and lower gas prices under which some of the DWR's power contracts are indexed. Unlike the DWR's August 7, 2001 filing, the revised DWR's revenue requirement did not undertake to allocate the DWR revenue requirement among the California utilities. These allocation issues are pending before the CPUC in a separate proceeding, as discussed below. The revised DWR's revenue requirement does not resolve issues concerning how the DWR request would be reconciled with the Debtor's existing rates, including those for its retained generation facilities.

   On August 21, 2001, the Debtor filed a petition for mandamus against the DWR in California Superior Court in Sacramento, asking the court to order the DWR to hold a public hearing as required by state law before

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determining whether its power costs are just and reasonable and therefore recoverable from the Debtor and its retail customers. On February 4, 2002, the Court issued an order denying the demurrer filed by the DWR, and finding that the DWR was not exempt from the state law requiring notice, and an opportunity for the public to be heard before the DWR determines whether its revenue requirement is just and reasonable.

   On September 4, 2001, a CPUC administrative law judge issued a proposed decision to allocate the DWR's revenue requirement among the three California investor-owned utilities on a "cost-of-service" basis that would disproportionately shift DWR power costs from Southern California customers of Southern California Edison and San Diego Gas & Electric to Northern and Central California customers of the Debtor. This cost-shifting proposal is contrary to the DWR's own recommendation, submitted on August 7, 2001, that its power costs be allocated pro rata throughout the state at a uniform rate. Numerous parties, including the Debtor and most customer groups, have protested the CPUC cost-shifting proposal as lacking any record support. On September 10, 2001, the assigned CPUC commissioner issued a ruling granting the Debtor's request for an evidentiary hearing. Evidentiary hearings in the DWR's cost-allocation proceedings were held November 13 through November 19, 2001. On February 21, 2002, the CPUC issued a final decision that generally rejected the September 4, 2001 cost-shifting proposal. The final decision allocated approximately forty percent (40%) of the DWR's 2001-2002 revenue requirement, or approximately $4.5 billion, to the customers receiving power deliveries from the DWR within the Debtor's service territory. The Debtor has filed for rehearing of the CPUC decision, alleging that it allocates approximately $200 million more to the Debtor's customers than would be supported by the facts or law. The rehearing request is still pending.

   On October 16, 2001, the CPUC issued a decision in the Debtor's 1999 General Rate Case (the "GRC") that decreases the amount of the Debtor's electric and gas distribution revenue requirements to be collected from ratepayers for the period 1999 through 2002 to recover the Debtor's basic business and operational costs for its gas and electric distribution operations./14/ The CPUC's decision granted applications for rehearing that had been filed by TURN and another party with respect to the CPUC's February 17, 2000 decision in the Debtor's 1999 GRC covering the period from 1999 to 2001. The applications for rehearing, which had been pending since March 2000, alleged that the CPUC committed legal error by approving funding in certain areas that were not adequately supported by record evidence.

   In granting rehearing, the CPUC found that in proposing a general rate increase, the Debtor has the obligation to produce clear and convincing evidence for each component of its proposed revenue requirements, and the CPUC cannot grant the requested increase to the extent the Debtor fails to meet that obligation. In the rehearing decision, the CPUC reversed in part its prior determination regarding the adequacy of the evidence supporting the original 1999 GRC decision and reduced the adopted electric and gas distribution annual revenue requirement by approximately $40 million per year. In addition, the decision ordered the record to be reopened to receive evidence of the actual level of 1998 electric distribution capital spending in relation to the forecast used to determine 1999 rates, possibly resulting in an adjustment of the adopted 1998 forecast level to conform to the 1998 recorded level. Following the 1998 capital spending rehearing and resolution of all other outstanding matters, a final Results of Operations analysis will be performed, and a final revenue requirement will be determined.

   Some of the negative impact of the 1999 GRC rehearing decision was offset by a September 20, 2001 CPUC decision. In that action, the CPUC acknowledged that the models used to calculate certain tax items in the Debtor's revenue requirements resulted in an incorrect calculation and granted an annual revenue requirement
--------
/14/ These revenue requirements are authorized by the CPUC in GRC proceedings every three (3) years based on a forecast of costs for a test year. The test year is the first year of the three-year GRC period and the GRC application is usually filed more than a year before the test year begins, based on test year estimates. Approximately three (3) months before the GRC application is filed, the Debtor must file with the CPUC a Notice of Intent ("NOI") to file the GRC application. In the NOI, the Debtor must provide detailed exhibits and work papers to the CPUC to support its test year estimates to be included in the application. For the remaining two
     (2) years, the CPUC may authorize an attrition increase in revenue requirements to compensate for rising costs.

increase of approximately $21 million, representing an increase of $22.9 million in gas distribution revenue requirements and a $2.2 million decrease in electric revenue requirements. The revised revenue requirement resulting from both CPUC actions is retroactive to January 1, 1999.

   On November 15, 2001, the Debtor filed in the California Court of Appeal a petition for writ of review of the 1999 GRC rehearing decision, and filed an application for rehearing with the CPUC. The CPUC has denied the Debtor's application for rehearing.

   On January 9, 2002, the CPUC voted in favor of two decisions in its pending investigation into whether the three major California investor-owned energy utilities, including the Debtor, and their respective holding companies have complied with past CPUC decisions, rules or orders authorizing their holding company formations and/or governing affiliate transactions, as well as applicable statutes. The 1996 CPUC approval authorizing the Debtor to form a holding company was granted subject to various conditions. Among other financial conditions, the Board of Directors of the Parent is required to give first priority to the capital requirements of the Debtor, as determined to be necessary and prudent to meet the Debtor's obligation to serve or operate the utility in a prudent and efficient manner (referred to as the "first priority condition").

   In one decision, the CPUC interpreted the first priority condition and concluded that the condition, at least under certain circumstances, includes the requirement that each of the holding companies "infuse the utility with all types of capital necessary for the utility to fulfill its obligation to serve." The three major California investor-owned energy utilities and their parent holding companies had opposed the broader interpretation, contained in a proposed decision released for comment on December 26, 2001, as being inconsistent with the prior understanding of that condition as applying more narrowly to a priority on utility capital requirements for capital additions. In the December 26, 2001 decision, the CPUC also interpreted the first priority condition as prohibiting a holding company from: (a) acquiring assets of its utility subsidiary for inadequate consideration, and (b) acquiring assets of its utility subsidiary at any price, if such acquisition would impair the utility's ability to fulfill its obligation to serve or to operate in a prudent and efficient manner.

   In the other decision, the CPUC denied the motions filed by the California utility holding companies to dismiss the holding companies from the pending investigation. The motions were based on the argument that the CPUC lacks jurisdiction over the holding companies. However, in the decision interpreting the first priority condition discussed above, the CPUC separately dismissed the Parent (but no other utility holding company) as a respondent to the proceeding without prejudice, indicating that: "In view of the potentially serious impacts on both PG&E and rate payers that are likely to result in the event that the Plan and Disclosure Statement is adopted, and in view of the expedited time frame on which the PG&E bankruptcy case is moving forward . . . the issue of whether the adoption of the Plan and Disclosure Statement would result in a violation of the first priority condition can be resolved in the appropriate judicial forums."

   The Parent and the Debtor believe that they have complied with applicable statutes, CPUC decisions, rules and orders. Neither the Debtor nor the Parent can predict the outcome of the investigation or whether the outcome will have a material adverse effect on their results of operations or financial condition.

  10. California Attorney General Complaint.

   On January 10, 2002, the California Attorney General filed a complaint in the San Francisco Superior Court against the Parent and its directors, as well as against the directors of the Debtor, based on allegations of unfair or fraudulent business acts or practices in violation of California Business and Professions Code Section 17200. Among other allegations, the Attorney General alleges that past transfers of money in amounts in excess of $4 billion from the Debtor to the Parent, and allegedly from the Parent to other affiliates of the Parent, violated various conditions established by the CPUC in decisions approving the holding company formation. The Attorney General alleges that the Parent subordinated the interests of the Debtor and its ratepayers to the interests of the Parent and its other affiliates by transferring ratepayer-funded assets to the Parent in violation of the "first priority," "cross-subsidization" and "stand-alone" conditions. The Attorney General also alleges that December

2000 and January and February 2001 ring-fencing transactions violated the holding company conditions./15 / The Attorney General alleges that the Parent used the ring-fencing transactions to further subordinate the interests of the Debtor and its ratepayers to the interests of its other affiliates, "to protect the assets of its other affiliates from bankruptcy or credit downgrading, and to ensure that it would be impossible for [the Debtor] to access such assets and to impair [the Parent's] ability to provide cash to [the Debtor] in violation of the first priority" condition. In addition, the Attorney General alleges that, through the Chapter 11 Case, the Parent engaged in unlawful, unfair and fraudulent business practices by "using [the Parent's] control over [the Debtor] to further its overall objective of becoming one of the largest unregulated generating companies in the United States by insulating itself and most of the assets and operations of [the Debtor] from the CPUC's jurisdiction through the improper use of the power of the Bankruptcy Court."

   The Attorney General seeks injunctive relief, the appointment of a receiver, restitution in an amount according to proof, civil penalties of $2,500 against each defendant for each violation of California Business and Professions Code
Section 17200 and that the total penalty not be less than $500 million and costs of suit. The Parent was the only California energy holding company that is the subject of the CPUC's investigation discussed in Section IV.B.9 above to be sued by the Attorney General. In a press release issued on January 10, 2002, the CPUC expressed support for the Attorney General's complaint, noting that the CPUC's January 9, 2002 decision provided a basis for the Attorney General's allegations and that the CPUC intends to join in a lawsuit against the Parent based on these issues.

   On February 8, 2002, the Parent filed a notice of removal with the Bankruptcy Court to transfer the Attorney General's complaint to the Bankruptcy Court. On February 15, 2002, the Parent filed a motion with the Bankruptcy Court to dismiss the Attorney General's complaint. The Parent alleged that the complaint illegally interferes with the Bankruptcy Court's supervision of the Chapter 11 Case and illegally seeks to punish the Parent for being a Proponent of the Plan. The Parent and the Debtor believe that the allegations of the complaint are without merit and will vigorously respond to and defend such allegations. On March 1, 2002, the Attorney General objected to the notice of removal by filing a motion to remand the complaint to state court. The remand motion has not yet been heard or decided by the Bankruptcy Court.

   On February 11, 2002, the City and County of San Francisco (the "CCSF") filed a complaint styled City and County of San Francisco v. PG&E Corporation, et al., No. CGC-02-404453, in San Francisco Superior Court (the "CCSF Complaint"). The CCSF Complaint contains allegations against the Parent for conversion, unjust enrichment and violations of Section 17200 of the California Business and Professions Code similar, and in some instances practically identical, to the allegations contained in the Attorney General's Complaint. On March 4, 2002, the Parent filed a notice of removal with the Bankruptcy Court to transfer the CCSF Complaint to the Bankruptcy Court.

   On February 14, 2002, Cynthia Behr, an individual creditor in the Chapter 11 Case, filed an action styled Behr v. PG&E Corporation, et al., No. CV-805274, in Santa Clara County Superior Court (the "Behr Complaint"). The Behr Complaint contains allegations against the Parent that are practically identical to the allegations contained in the Attorney General's complaint. On March 8, 2002, the Parent filed a notice of removal with the Bankruptcy Court to transfer the Behr Complaint to the Bankruptcy Court.

   The Bankruptcy Court set a hearing date of April 23, 2002 for motions to remand the Attorney General's complaint, the CCSF Complaint and the Behr Complaint, and ordered the plaintiffs in the removed actions to file their motions to remand on or before March 22, 2002. As stated previously, the Attorney General filed and served his motion to remand on March 1, 2002. CCSF duly filed and served its motion to remand on March 22, 2002. Behr filed and served her motion to remand on March 29, 2002. On April 5, 2002, the Parent filed oppositions to the motions to remand.
--------
/15/ Proponents contend that the "ring-fencing" transactions were the means by which subsidiaries of the Parent complied with credit rating agency criteria to establish independent credit ratings.

   In addition, the Attorney General has filed a petition with the SEC regarding the Parent's exemption from the Public Utility Holding Company Act of 1935 ("PUHCA"). The Parent filed a response. The SEC has not issued any decision on the matter.

                          V.  THE REORGANIZATION CASE

A.  COMMENCEMENT OF THE CHAPTER 11 CASE.

   The Chapter 11 Case was commenced on April 6, 2001 and the Plan and Disclosure Statement were originally filed on September 20, 2001. The Debtor continues to operate its business and manage its properties as a Debtor-in-Possession pursuant to sections 1107 and 1108 of the Bankruptcy Code.

B.  ADMINISTRATION OF THE CHAPTER 11 CASE.

  1. First Day Orders.

   On the Petition Date, the Debtor obtained a series of orders from the Bankruptcy Court designed to minimize any disruption of its business operations and to facilitate its reorganization. The Bankruptcy Court entered orders authorizing the Debtor, among other things, to pay pre-petition employee compensation and benefits and to continue to use its bank accounts, cash management system and corporate investment policy.

  2. Second Day Orders.

   On April 9, 2001, the Debtor obtained various orders from the Bankruptcy Court designed to enable the Debtor to continue to fulfill post-petition obligations to suppliers and other creditors without disruption. The Bankruptcy Court granted the Debtor the authority to continue to use its natural gas revenues to secure supplies in an effort to avoid the disruption of service for millions of natural gas customers. In addition, the Bankruptcy Court authorized the interim use of cash collateral in which mortgage bondholders have a beneficial interest and scheduled deadlines relating to a final hearing on the issue.

  3. Third Day Orders.

   On April 10, 2001, the Debtor obtained various orders from the Bankruptcy Court that allowed the Debtor to satisfy certain obligations to its customers without disruption. The Bankruptcy Court granted the Debtor the authority to issue refunds of security deposits to residential and non-residential customers as those deposits become eligible for refund through the Debtor's existing deposit refund policies. Based on historical averages, the Debtor refunds approximately $3.5 million in residential and non-residential customer deposits per month. The Bankruptcy Court also granted the Debtor the authority to issue refunds of mainline extension service deposits to individual residential customers pursuant to an order issued the following day. These deposits are required when engineering and construction work is needed to develop bare lots or add new loads to existing service.

  4. Creditors' Committee.

   Section 1102 of the Bankruptcy Code requires that as soon as practicable after the commencement of a chapter 11 case, the United States Trustee must appoint an official committee of unsecured creditors. On April 11, 2001, the United States Trustee appointed the Committee. The Committee is comprised of Reliant Energy, Inc., Dynegy Power Marketing, Inc., P-E Berkeley, Inc., GWF Power Systems Company, Inc., Bank of America, N.A., Morgan Guaranty, Merrill Lynch, Davey Tree Expert Co., the City of Palo Alto, California, the State of Tennessee and Pacific Investment Management Company LLC. Morgan Guaranty, Pacific Investment Management Company and Reliant Energy were appointed by the United States Trustee on April 20, 2001, August 8, 2001 and November 9, 2001, respectively, to replace U.S. Bank, the Bank of New York and Enron

Corp., respectively, which were initially appointed to, but later resigned from, the Committee. The Committee has retained Milbank, Tweed, Hadley & McCloy LLP as its legal counsel, PricewaterhouseCoopers as its accounting advisor and Saybrook Capital as its financial advisor.

  5. Public Purpose Programs.

   On April 24, 2001, the Debtor filed a motion with the Bankruptcy Court asking the court to confirm that the funds collected by the Debtor for its Public Purpose Programs--including energy efficiency, low income, research and development and renewable generation programs--are not part of the bankruptcy estate and can be used to honor pre-petition obligations incurred in connection with the programs. At the time of the motion, the Debtor owed approximately $37 million to customers who requested rebates and contractors who performed work in homes and businesses to make them more energy efficient. The Debtor operates the most extensive energy efficiency programs in the nation and argued that the continued vitality of the programs is critical to reduce the State's capacity constraints. The Bankruptcy Court approved the Debtor's motion on May 16, 2001.

  6. Assumption of Hydroelectric Power Purchases.

   On April 25, 2001, the Debtor filed a motion with the Bankruptcy Court asking the court to authorize it to pay past-due amounts for hydroelectric power purchased under contracts with several California irrigation districts and water agencies. Prior to the Petition Date, the Debtor had made all regular payments due to these irrigation districts and water agencies. As a result of bankruptcy law prohibitions against post-petition payment for services rendered but not yet paid for prior to the Petition Date, however, the Debtor was unable to make $1.6 million in payments. The Bankruptcy Court approved the Debtor's motion on May 25, 2001.

  7. Pre-Petition Property Taxes.

   On April 26, 2001, the Debtor filed a motion with the Bankruptcy Court asking the court to authorize payment of the unpaid pre-petition portion of its property taxes. The Debtor pays property taxes in forty-nine (49) counties. The Debtor filed the motion to allow it to immediately pay up to $41.2 million, its portion of property taxes accrued prior to the Petition Date. The Debtor's total property tax accrued through March 31, 2001 was $78.5 million, and it paid the post-petition portion of $37.3 million on or before April 10, 2001. The Debtor sought court authorization to pay its pre-petition portion of the property taxes because counties depend on taxes paid by the Debtor to fund many services and the Debtor wanted to limit the impact of the Chapter 11 Case on local governments. The Bankruptcy Court approved the Debtor's motion with some modifications on May 16, 2001.

  8. Request for Preliminary Injunction against the ISO.

   On May 3, 2001, the Debtor filed an adversary action and a motion for a preliminary injunction in the Bankruptcy Court, asking the court to direct the ISO to comply with bankruptcy law, its tariff and a recent FERC ruling by ceasing to purchase wholesale power on behalf of the Debtor or billing the Debtor for such purchases. The ISO had sent the Debtor a bill for spot market purchases over a two-month period that totaled nearly $1 billion. The Debtor's adversary action, which included a request for a preliminary injunction, asked the court to enjoin the ISO from requiring the Debtor to pay costs the ISO has incurred and continues to incur to purchase wholesale power on its behalf, unless the Debtor can fully recover these costs. The motion was premised upon a FERC order specifying that since the Debtor failed to satisfy the credit requirements under the ISO tariffs, it was not a creditworthy buyer and, consequently, the ISO lacked authority to make real time purchases on its behalf.

   On June 26, 2001, the Bankruptcy Court issued an injunction prohibiting the ISO from violating the FERC orders discussed above. The Bankruptcy Court noted that the FERC orders permit the ISO to schedule transactions that involve either a creditworthy buyer or a creditworthy counterparty, but recognized that there are unresolved issues regarding how to ensure these requirements for real-time transactions when the ISO has ordered power sellers to respond to the ISO's emergency dispatch orders. The Bankruptcy Court noted that it would consider the foregoing and other appropriate factors if and when it is asked to take action for any violation of its order or is asked to deny a claim arising out of any purchases arranged by the ISO.

  9. Denial of Ratepayers' Committee, TURN's Motion to Intervene and Government Creditors' Committee.

   On May 4, 2001, the United States Trustee appointed a Ratepayers' Committee. On May 9, 2001, the Debtor filed a motion with the Bankruptcy Court asking the court to vacate the United States Trustee's appointment of the Ratepayers' Committee. The filing indicated that the creation of a Ratepayers' Committee exceeded the authority of the United States Trustee because it was inconsistent with express provisions of the Bankruptcy Code. On May 18, 2001, the Bankruptcy Court granted the Debtor's motion and vacated the Ratepayers' Committee. On July 10, 2001, the Bankruptcy Court denied a motion by the United States Trustee and the putative Ratepayers' Committee for reconsideration of its order vacating the Ratepayers' Committee.

   On November 5, 2001, TURN filed a motion to intervene on behalf of residential and small business ratepayers. The Bankruptcy Court denied the motion on December 3, 2001 since TURN is already a creditor in the Chapter 11 Case and has the ability to appear and be heard in that capacity.

   In November 2001, a group of seven (7) California cities and counties moved for the appointment of a government creditors' committee. The Bankruptcy Court denied the motion on December 7, 2001.

  10. Authorization of Employee-Related Matters.

   On May 25, 2001, the Debtor filed a motion requesting authorization with respect to a variety of employee-related matters, including: making pre-petition payments for severance and transition to employees who worked at the now-divested power plants; making pre-petition payments to administrative, technical and lower-level management employees (including hundreds of first-line supervisors) under various existing incentive and recognition programs; implementing a retention program designed to retain a small number of essential employees who are necessary to the reorganization process and the continuation of the operation and maintenance of the gas and electric transmission and distribution facilities and generation facilities; and continuing its existing severance program. The Bankruptcy Court approved the Debtor's motion regarding each employee-related matter, other than the management retention program, on June 28, 2001, and approved the Debtor's motion regarding the management retention program on July 13, 2001.

  11. Transition Period Accounting Proposal.

   On March 27, 2001, the CPUC issued a regulatory accounting order (the "TURN Accounting Order") that required the Debtor to restate all of its regulatory books and accounts retroactively to January 1, 1998, by transferring on a monthly basis the balance in the Debtor's TRA to the Debtor's TCBA. Thus, rather than transferring only the monthly "headroom" to pay down transition costs in the months that revenues exceeded the costs of service, the CPUC changed the accounting rules to require the transfer of the monthly balance in the TRA, regardless of whether it was overcollected or undercollected. The retroactive transfer of a TRA undercollection has the effect of reversing some previously recorded transition cost recovery, and instead applying the prior headroom to offset the undercollection of some procurement costs. Depending on the amount and timing of generation valuation, it is possible that the effect of the TURN Accounting Order would be that such transition costs have not been fully recovered and the conditions for meeting the rate freeze have not been met. The Debtor has filed an application for rehearing of the TURN Accounting Order. See Section IV.B.6.d of this Disclosure Statement for a more detailed discussion of the TURN Accounting Order.

   On April 9, 2001, the Debtor asked the Bankruptcy Court to stay the CPUC's TURN Accounting Order. On June 1, 2001, the Bankruptcy Court denied with prejudice the Debtor's request for a stay and an injunction on the transition period accounting proposal. The Debtor appealed the Bankruptcy Court's decision to the United States

District Court for the Northern District of California, which appeal is still pending. The Debtor's application for rehearing of the TURN Accounting Order also remains pending at the CPUC.

  12. Extension of the Exclusivity Period.

   The Bankruptcy Code allows a debtor the exclusive right for one hundred twenty (120) days to prepare and file a plan with the Bankruptcy Court. If a plan is filed within the one hundred twenty (120) day exclusivity period, the exclusivity period is automatically extended to one hundred eighty (180) days to allow the debtor to confirm its plan. A debtor's exclusivity period in which to file the plan may be extended or reduced by the court. After the exclusivity period has expired, a creditor, a committee or other party in interest may file a plan. On July 3, 2001, the Debtor filed a motion with the Bankruptcy Court to extend the exclusivity period. Under the original timeline, the exclusivity period would have expired on August 6, 2001. On July 20, 2001, the Bankruptcy Court approved the Debtor's motion and extended the exclusivity period for filing a plan to December 6, 2001 and, assuming a plan is filed by such date, extending the time to confirm such plan until February 4, 2002. The Debtor originally filed the Plan on September 20, 2001.

   On December 19, 2001, the Debtor filed a motion to extend the time to confirm the Plan from February 4, 2002 to June 30, 2002. On January 8, 2002, the CPUC filed an objection to the Debtor's motion to extend and requested an opportunity to file its own alternative plan of reorganization. Except with respect to the CPUC, the Bankruptcy Court granted the Debtor's motion at a hearing held on January 16, 2002. Regarding the CPUC, the Bankruptcy Court extended exclusivity until it ruled on the motion with respect to the CPUC. The Bankruptcy Court directed the CPUC to file with the Bankruptcy Court and serve upon the Debtor by February 13, 2002 a "term sheet" regarding its potential plan of reorganization, containing, among other things, the proposed classification and treatment of all creditor claims, the proposed means for implementing such plan (e.g., specifics regarding how particular claims will be satisfied, reinstated or refinanced), and a timeline for proposing and seeking approval of such plan. The CPUC filed its term sheet with the Bankruptcy Court on February 13, 2002 and the Proponents filed their response to such term sheet with the Bankruptcy Court on February 20, 2002. See Section V.B.25 of this Disclosure Statement for more information on the CPUC's term sheet and the Proponents' response thereto.

   At a hearing held on February 27, 2002, the Bankruptcy Court terminated the Debtor's exclusivity for the limited purpose of allowing the CPUC to file a competing plan. The CPUC filed its proposed plan and disclosure statement on April 15, 2002.

  13. Omnibus Motions.

   On June 6, 2001, the Debtor, with the approval of the Committee, filed a series of "omnibus" motions with the Bankruptcy Court requesting authorization for the Debtor to enter into a range of transactions in the course of its business within certain specified parameters and without further motion or court approval. These motions included requests for authorization for the Debtor to settle post-petition third-party claims, make capital expenditures and continue its environmental programs, in each case subject to specified per transaction or aggregate dollar limitations. The Bankruptcy Court approved all of the omnibus motions at the hearing on the motions held June 26, 2001, and subsequently issued its orders granting the motions. In addition, in October 2001, the Bankruptcy Court granted a motion filed by the Debtor for authority to sell or otherwise dispose of real and personal property and enter into certain lease, license and permit transactions, within specified parameters.

  14. Extension of Time for Assuming or Rejecting Real Property Leases.

   Under the Bankruptcy Code, the Debtor is allowed sixty (60) days from the Petition Date to assume, assume and assign or reject most types of real property leases, unless the Bankruptcy Court for cause shown extends such sixty
(60) day period. Pursuant to orders of the Bankruptcy Court entered in June 2001, July 2001 and October 2001, the Bankruptcy Court extended the time for the Debtor to file a motion to assume, assume and assign or reject its nonresidential real property leases until the date on which the Confirmation Order in this Chapter 11

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

Case becomes final and is no longer subject to appeal, or such other date as the Bankruptcy Court may order on motion made on or before that date.

  15. QF Agreements.

   As of the Petition Date, the Debtor was party to approximately the three hundred thirty (330) power purchase agreements with various QFs. Almost immediately after the Petition Date, several of the QFs filed motions requesting various forms of relief, including: (a) relief from the automatic stay to permit the QFs to "suspend" deliveries of energy to the Debtor and sell into the market, pending the Debtor's assumption or rejection of the QF power purchase agreements, (b) an order requiring the Debtor to decide immediately whether to assume or reject the power purchase agreements, (c) an order requiring the Debtor to pay "market rates" for energy delivered under the power purchase agreements, rather than at the contract rate, and (d) an order requiring the Debtor to "pre-pay" for deliveries under the power purchase agreements. In all, approximately forty (40) QFs ultimately filed motions requesting some or all of the relief described above. The Debtor opposed these motions on a number of grounds.

   On July 6, 2001, in order to resolve a substantial dispute with Calpine Corporation-related QFs (the "Calpine QFs") regarding the rights and obligations of the parties under the power purchase agreements between the Debtor and the Calpine QFs, the Debtor entered into a stipulation and agreement with the Calpine QFs providing that the Debtor would (a) assume its power purchase agreements with the Calpine QFs, (b) stipulate to the amount of pre-petition defaults, subject to the outcome of certain proceedings before the CPUC, and (c) cure such pre-petition defaults on the Effective Date. The stipulation and agreement also provided that the Calpine QFs would waive claims to receive the "market rate" for energy delivered and for additional "pecuniary losses," and that the power purchase agreements would be amended to take advantage of a price modification permitted under a recent CPUC decision. On July 12, 2001, the Bankruptcy Court approved the stipulation and agreement with the Calpine QFs.

   In the following two-month period, this transaction served as a prototype for the Debtor's resolution of similar disputes (and the Bankruptcy Court's approval thereof) with over two hundred (200) other QFs, representing over $800 million of pre-petition obligations and approximately 16,000 GWh of generation. Other than the Debtor's agreement to commence making relatively small cure payments on July 15, 2003 (approximately two (2) years after assumption was approved by the Bankruptcy Court), the settlements were on the same essential terms as the Calpine QFs settlement. The effect of these settlements is to provide certainty to the Debtor and its customers for the delivery of energy on favorable terms, as well as the favorable resolution of numerous contested matters.

   The assumption agreements left the issue of the interest rate to be applied to the pre-petition payables to be resolved either through additional negotiation by the Debtor and the QFs or, if no agreement could be reached, through the Plan confirmation process. The Debtor has recently concluded negotiations with several of its larger QFs, including the Calpine QFs and the GWF Group, resolving those issues. The agreements are set forth in supplemental agreements and modify the assumption agreements by:

  . setting the interest rate for pre-petition payables at five percent (5%) per annum;

  . providing for a "catch up payment" of all accrued and unpaid interest (calculated from the date of default through December 31, 2001) to be paid on December 31, 2001; and

  . providing for an accelerated payment of the principal amount of the pre-petition payables (and interest thereon) in twelve equal monthly payments of principal (and interest thereon) commencing on December 31, 2001, and continuing through November 30, 2002, or, in the event the Effective Date occurs before the last monthly payment is made, the remaining unpaid principal and accrued but unpaid interest thereon, shall be paid in full on the Effective Date.

   The Bankruptcy Court granted the Debtor's Motion to Approve Compromise of Controversy and approved the supplemental agreements with the Calpine QFs and the GWF Group, as well as numerous other QFs, at a

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

hearing on December 21, 2001. In addition, the Bankruptcy Court established a procedure by which the Debtor can seek approval of similar supplemental agreements by stipulation instead of notice and motion. As of the date of this Disclosure Statement, the Debtor has entered into supplemental agreements with approximately one hundred (100) of its QFs with total Administrative Expense Claims of approximately $916.5 million in the aggregate. Pursuant to the terms of the supplemental agreements, the Debtor is paying these claims in equal monthly installments over the course of the calendar year 2002.

  16. Support Agreement and Modifications thereto.

   Prior to the filing of the Plan, the Committee participated with the Proponents in the negotiation and development of the Plan. On September 19, 2001, the Debtor, the Parent and the Committee entered into the Support Agreement pursuant to which the parties agreed to take all commercially reasonable actions and use their respective best efforts to achieve timely confirmation and consummation of a plan consistent with the term sheet attached as an exhibit to the Support Agreement. The Committee acknowledges that the Plan is consistent with such term sheet. Under the terms of the Support Agreement, so long as no Support Termination Event, as defined below, has occurred, the Committee shall: (a) fully support the Plan, (b) advocate in all material respects the Plan and the Restructuring Transactions, (c) recommend that all parties entitled to vote do so in favor of the Plan, (d) advocate and support all approvals and required orders concerning the Plan and the Restructuring Transactions, (e) support the extension of the Debtor's exclusivity under section 1121 of the Bankruptcy Code, and (f) respond affirmatively to all inquiries concerning the Plan and the Restructuring Transactions.

   In addition, except as permitted or contemplated by the Support Agreement, the Committee will not: (a) object to the confirmation of the Plan or otherwise commence any proceeding to oppose, modify, amend or alter the Plan or any of the other documents to be prepared in connection therewith, each of which shall be consistent with the terms of the Support Agreement; (b) consent to, support or participate in the formulation of any plan of reorganization or liquidation other than the Plan; (c) directly or indirectly seek, solicit, support or encourage any plan of reorganization other than the Plan, or any sale, proposal or offer of dissolution, winding up, liquidation, reorganization, merger or restructuring of the Debtor or any of its affiliates that could reasonably be expected to prevent, delay or impede the successful implementation of the Restructuring Transactions contemplated by the Plan; or (d) take any other action not required by law that is inconsistent with, or would materially delay, confirmation or consummation of the Plan.

   As consideration for the Committee's support of the Plan, the Proponents agreed to include certain provisions beneficial to the unsecured creditors in the Plan, including payment of pre-petition interest and Post-Petition Interest, the Proponents' commitment to take commercially reasonable actions prior to the Effective Date to ensure that the debt securities issued or sold under the Plan will trade at or above par upon issuance, reasonable observation rights of the Committee in the process of issuing the debt securities and payment of placement fees to each creditor in Classes 5, 6 and 7 (based on the principal amount of Long-Term Notes received). The placement fees represent an expense the Debtor would incur if selling the Long-Term Notes outside of bankruptcy. The placement fees would provide creditors with assurance of payment of their Allowed Claims in full and would defray any reasonable sales expenses or fees that would be incurred by creditors in the event that such creditors decide to sell their Long-Term Notes.

   The Proponents and the Committee entered into an Amended and Restated Support Agreement (the "Amended Support Agreement"), dated as of May 1, 2002. The Amended Support Agreement provides that so long as no Support Termination Event, as defined below, has occurred, the Committee agrees to continue to support confirmation of the Plan and recommend that all parties in interest entitled to vote do so in favor of the Proponents' Plan, but on a non-exclusive basis.

   The Committee's obligations under the Amended Support Agreement are conditioned upon the satisfaction or waiver of the following: (a) the Proponents must obtain indicative ratings of investment grade from S&P and Moody's for all debt securities to be issued or sold under the Plan by November 30, 2002, (b) the Proponents

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

shall receive all necessary regulatory approvals by December 31, 2002, (c) the Proponents shall resolve any tax issues raised by the Plan in a manner reasonably satisfactory to the Committee by December 31, 2002, (d) the Bankruptcy Court shall enter a Confirmation Order on the Plan by January 30, 2003, and (e) the Effective Date must occur by March 31, 2003.

   The obligations of the parties under the Amended Support Agreement shall terminate upon the occurrence of a Support Termination Event, if not otherwise waived by the applicable party. For purposes of the Amended Support Agreement, a "Support Termination Event" means any of the following: (a) a breach of the Amended Support Agreement by one or more of the parties thereto, including, but not limited to, the failure to either satisfy or obtain the waiver of any condition set forth therein, or (b) a material adverse change, based on events occurring subsequent to the effective date of the Amended Support Agreement (i) in the Debtor's prospects, business, assets, operations, liabilities or financial performance; (ii) in the prospects for timely completion of the Debtor's reorganization as contemplated by the Plan; (iii) in the prospects for the sale at par of all debt securities issued or sold under the Plan; (iv) in the Chapter 11 Case; or (v) such that the Committee, in good faith, as a fiduciary for unsecured creditors and based upon the opinion of its counsel, determines that termination of the Amended Support Agreement is necessary or appropriate and delivers notice thereof to the Proponents (any such termination under subpart (v) only will become effective ten (10) days after notice to the Proponents).

  17. Sempra Settlement Agreement.

   Prior to the Petition Date, the Debtor and Sempra Energy Trading and its affiliates (collectively, "Sempra") were parties to a number of agreements relating to the purchase, sale and transmission of natural gas (collectively, the "Sempra Gas Agreements"). Beginning in January 2001, disputes arose between the Debtor and Sempra regarding their respective performance under the Sempra Gas Agreements and electricity supplied by Sempra into the ISO and PX markets.

   On January 18, 2001, Sempra purported to terminate all of the Sempra Gas Agreements with the Debtor and net out the outstanding amounts thereunder. Sempra purported to exercise its rights under certain of the Sempra Gas Agreements to setoff gas volumes (valued in dollars) it owed thereunder against amounts that Sempra claimed the Debtor owed it for electricity supplied to the ISO and PX. As a result, Sempra claimed that it owed nothing to the Debtor under the Sempra Gas Agreements and that the Debtor owed Sempra certain amounts. As a further result of its claimed setoff, Sempra claimed it had no obligation to return any net amounts of gas owing to the Debtor because it claimed that all transactions set forth in the outstanding exhibits to the Sempra Gas Agreements had also been terminated and setoff effective January 18, 2001.

   On November 5, 2001, the Debtor entered into a settlement agreement with Sempra that would settle all the outstanding disputes with Sempra under the Sempra Gas Agreements and certain orders of the Department of Energy, and reserves resolution of certain disputes regarding electricity services between Sempra and the Debtor. The settlement agreement provides, among other things, that (a) all disputes between Sempra and the Debtor in relation to the Sempra Gas Agreements and the Department of Energy orders are resolved with a one-time payment by Sempra to the Debtor of $48.5 million payable upon the effective date of the settlement agreement; (b) Sempra will deliver certain quantities of natural gas to the Debtor, waiving any claim that the Debtor is required to pay for the post-June 1, 2001 gas in any amount; (c) subject to Bankruptcy Court approval, Sempra and the Debtor will enter into a new Master Gas Agreement providing for Sempra to deliver natural gas to the Debtor's Core Procurement division on substantially similar terms as those set forth in the pre-petition agreement; and (d) Sempra and the Debtor will defer resolution of Sempra's claims for electricity supplied to the ISO and PX, which Sempra claims was supplied to the ISO and PX as agents for the Debtor.

   The Bankruptcy Court approved the motion for approval of the settlement agreement at a hearing held on December 19, 2001.

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

  18. Claims Management Motions.

   On December 7, 2001, the Debtor filed two motions to expedite the process of settling and objecting to Claims. In the first motion, the Debtor sought authority to settle certain Claims without the burden and expense of seeking review by the Committee and other parties in interest, and without Bankruptcy Court approval of each proposed settlement. Approximately 13,000 proofs of claim have been filed to date in this Chapter 11 Case, the vast majority of which were filed in an amount less than $100,000. Accordingly, the Debtor sought the authority to settle any Claim (a) where the proposed Allowed amount of such Claim is $100,000 or less and (b) where the proposed Allowed amount exceeds $100,000 but is no more than $5.0 million, and is the lesser of (i) one hundred ten percent (110%) of the amount of such Claim as set forth on the Debtor's Bankruptcy Schedules, and (ii) $500,000 more than the amount of such Claim as set forth on the Debtor's Bankruptcy Schedules. The requested authority will enable the Debtor to reduce professional fees and other costs for all affected parties in interest, provide flexibility to expeditiously resolve Claims and facilitate the efficient administration of the estate. The Bankruptcy Court approved the motion at a hearing held on December 27, 2001. Excepted from the authority to settle without Bankruptcy Court approval are Claims of the Parent or any affiliate of the Parent, any officer or director of the Debtor or the Parent or any member of the Committee.

   In the second motion, the Debtor sought authority to file and seek adjudication of certain preliminary omnibus or grouped objections to Claims on preliminary, but potentially dispositive, grounds that can be addressed with a minimum expenditure of judicial time and estate resources, without waiving the right to assert subsequent substantive objections to the same Claims if necessary. For example, the Debtor anticipates asserting preliminary objections on the grounds that, among other things, (a) certain Claims are duplicative,
(b) certain Claims have been satisfied or otherwise resolved and (c) certain Claims are time-barred. The Debtor believes that the proposed procedure is essential in the context of this Chapter 11 Case. The proposed Claims objection procedure would allow the efficient and expeditious determination of certain Claims aggregating billions of dollars without lengthy hearings on the merits. The Bankruptcy Court approved the motion at a hearing held on December 27, 2001 and also ordered the suspension of the application of Bankruptcy Rule 7026(a), and (f) to the Claims objections proceedings, on the condition that any claimant whose Claim is subject to an objection be notified that it may request application of such rule, and that the Bankruptcy Court will consider such request at the first hearing on the objection.

  19. Stipulation with Letter of Credit Issuing Banks and the Banks.

   Pursuant to an order dated September 7, 2001, the Bankruptcy Court approved a stipulation between the Debtor, on the one hand, and the Letter of Credit Issuing Banks and the Banks, on the other hand (the "Class 4e Stipulation"). The Class 4e Stipulation provides, among other things, that, in exchange for the Letter of Credit Issuing Banks and the Banks agreeing to continue to maintain and reinstate the Letters of Credit, any Post-Petition Interest drawings under the Letters of Credit will constitute Allowed Claims in favor of the Letter of Credit Issuing Banks and the Banks. See Section VI.M.12 of this Disclosure Statement for a description of the treatment of Class 4e under the Plan.

  20. Motion to Assume Main Line Extension Contracts.

   On December 27, 2001, the Debtor filed a motion for authorization to assume executory main line extension contracts and pay outstanding amounts due under non-executory main line extension contracts. The Debtor seeks authorization to pay an estimated $89 million over a period of nine (9) months to parties to approximately 50,000 main line extension contracts with respect to four types of payments: (a) return of project deposits (b) payment for work requested by the Debtor that generally would otherwise be the responsibility of the Debtor
(c) payment for inspection fees and (d) main line extension refunds. The Bankruptcy Court approved the motion at a hearing held on February 6, 2002.

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

  21. Memorandum Decision Regarding Preemption and Sovereign Immunity.

   On February 7, 2002, the Bankruptcy Court issued its Memorandum Decision Regarding Preemption and Sovereign Immunity (the "February 7 Decision")./16 / The following summary reflects Proponents' interpretation of the February 7 Decision. Some parties, including the CPUC and State of California, dispute material portions of Proponents' interpretation.

   a. Preemption of State Law.

   In the February 7 Decision, the Bankruptcy Court declined to approve the December 19, 2001 Disclosure Statement filed by the Proponents because the Bankruptcy Court rejected the Proponents' contentions regarding express preemption of state law by section 1123 of the Bankruptcy Code. The Bankruptcy Court nonetheless held that "the Plan could be confirmed if Proponents are able to establish with particularity the requisite elements of implied preemption."

   The Bankruptcy Court further indicated that certain amendments to the December 19, 2001 version of the Plan and Disclosure Statement were required to "overcome the [State's] sovereign immunity defense." Alternatively, in the absence of such amendments, the Proponents "will have to prove that there has been a waiver of sovereign immunity[,]" in which case, "the Disclosure Statement must be amended to describe why Proponents believe sovereign immunity has been waived."

   Based on the Bankruptcy Court's ruling, the Proponents are able to proceed with their plan of reorganization with certain modifications./17 /While rejecting the proposition that section 1123(a) of the Bankruptcy Code expressly preempts any otherwise applicable non-bankruptcy law in the implementation of a confirmed plan of reorganization, the Bankruptcy Court concluded that state law may be preempted based on a showing of the requisite elements justifying implied preemption. The Bankruptcy Court stated that Proponents must show facts that would lead the Bankruptcy Court to find that the "application of those laws to the facts of [the Debtor's] proposed reorganization are economic in nature rather than directed at protecting public safety or other noneconomic concerns, and that those particular laws stand as an obstacle to the accomplishment and execution of the purposes and objectives of Congress and the Bankruptcy Code." Therefore, the February 7 Decision allows the Proponents to proceed with the Plan, with preemption issues ultimately being addressed in the confirmation process.

   Specifically, the Bankruptcy Court stated that it "believes the Plan could be confirmed if Proponents are able to establish with particularity the requisite elements of implied preemption," and further stated that "if the Disclosure Statement is amended consistent with the February 7 Decision, the [Bankruptcy Court] will approve it and let the Proponents test preemption at confirmation." Thus, while the Bankruptcy Court did not accept the Proponents' argument that federal law expressly preempts state law for all purposes under the Plan, the February 7 Decision does provide that preemption is possible upon a proper showing.

   The Bankruptcy Court also rejected certain arguments against the Plan made by the CPUC and the State: "the State, the [CPUC] and other objectors have argued that Proponents are abusing the bankruptcy process to escape the [CPUC's] jurisdiction. To the extent that this is a 'facial invalidity' objection, the court rejects it." While rejecting the Proponents' express preemption argument, the Bankruptcy Court also stated that "the court agrees that restructuring generally is a proper purpose of chapter 11 and that the Bankruptcy Code would seem to indicate at least some preemptive intent in favor of restructuring, which would preempt a state regulator's absolute veto power over bankruptcy restructuring."
--------
/16/ "Memorandum Decision Regarding Preemption and Sovereign Immunity,"
     February 7, 2002, In re PACIFIC GAS AND ELECTRIC COMPANY, No. 01-30923DM, United States Bankruptcy Court, Northern District of California. A copy of the February 7 Decision, Docket No. 4710, is available on the Bankruptcy Court's website at http://www.canb.uscourts.gov.
/17/ See February 7 Decision at p. 27, n. 17: "The Bankruptcy Code neither gives an absolute preemption power to Proponents nor an absolute veto power to the State and the [CPUC]."

   b. Sovereign Immunity.

   The Bankruptcy Court found that sovereign immunity is implicated with respect to any "attempt to obtain declaratory or injunctive relief through the Plan confirmation process." With respect to any attempt to have the Plan prohibit the Reorganized Debtor from assuming the net open position or prohibiting the Reorganized Debtor from accepting, directly or indirectly, an assignment of DWR contracts, the Bankruptcy Court rejected the CPUC's contention that "exempt[ing] [Debtor] from its statutory obligation to fund the net open position . . . constitutes an attempt to recover money from the State" (regardless of "[w]hether or not the State is obligated to pay for power purchased by the [DWR] to cover [Debtor's] net open position"). As to "prohibit[ing] the Reorganized Debtor from assuming the net open position or prohibiting the Reorganized Debtor from accepting, directly or indirectly, an assignment of Department of Water Resources contracts[,]" the Bankruptcy Court held that "restrain[ing] the Reorganized Debtor from doing such things is the functional equivalent of having the Plan declare that the Reorganized Debtor does not have to comply with certain applicable provisions of non-bankruptcy law."

   Although the Bankruptcy Court stated that "the attempt to obtain declaratory or injunctive relief through the Plan confirmation process is subject to a properly invoked sovereign immunity defense," it also indicated a willingness to enjoin actual or threatened violations by the State or its agencies of a confirmation order, as authorized under the Ex Parte Young doctrine. In this regard, the Bankruptcy Court stated that "if an order confirming the Plan, or any similar plan found to preempt specific state laws and regulations, is entered, the [Bankruptcy Court] must take the position that any attempt to circumvent the effectiveness of such an order will be met with an injunction . . . . This [Bankruptcy Court] will do exactly that. Otherwise[,]
the integrity of the federal court and its order will be undermined . . . .
[T]hat the state officials are 'bound to take the plan seriously' is unquestioned."

   The Bankruptcy Court further recognized that an unresolved issue was presented by the Proponents' arguments that the State has waived its right of sovereign immunity by its participation to date in the Chapter 11 Case. The Bankruptcy Court stated that "[i]f Proponents believe that the provisions of the Plan seeking injunctive or declaratory relief [against the State] can be justified because of a waiver of sovereign immunity, then the revised disclosure statement should state with specificity the facts suggesting such a waiver. The issue will be tried as part of confirmation." The Proponents believe that the State has waived its right of sovereign immunity. See Section VI.L of this Disclosure Statement for the Proponents' argument and factual contentions supporting such waiver.

  22. Stipulation Between Palo Alto, NCPA and the Debtor Regarding the Stanislaus Commitments.

   On February 11, 2002, the Debtor entered into a stipulation with the Northern California Power Agency ("NCPA") and the City of Palo Alto ("Palo Alto") that resolves NCPA's and Palo Alto's objections to the Disclosure Statement relating to the Stanislaus commitments. NCPA is a joint-powers agency that generates, transmits and distributes power to and on behalf of member cities and districts. The Stanislaus commitments refer to certain antitrust license conditions included in the Debtor's Diablo Canyon Power Plant NCR licenses, as implemented in a 1991 settlement agreement between NCPA and the Debtor in a NRC proceeding. In general terms, the Stanislaus commitments require the Debtor to make available electric transmission and interconnection services to the NCPA and its member entities.

   NCPA and Palo Alto filed objections to the Disclosure Statement contesting, among other things, the adequacy of disclosure regarding the effect of the Plan on the Debtor's ability to fulfill its obligations under the Stanislaus commitments (the "NCPA Objections"). In order to resolve the NCPA Objections and create certainty for NCPA members in relation to the effect of the Plan on the Stanislaus commitments, the Debtor has agreed, among other things, that the resolution of this Chapter 11 Case will have no adverse effect on the ability of the Reorganized Debtor and relevant post-organization entities to fulfill the obligations in the Stanislaus commitments, and that certain language disclosing more specific facts in relation to this assurance will be included in the Disclosure Statement and Plan. The stipulation is conditioned on Bankruptcy Court approval.

 23. Settlement and Support Agreement with Senior Debtholders; and Agreement with Letter of Credit Issuing Banks.

   a. Settlement and Support Agreement with Senior Debtholders.

   At a hearing held on March 27, 2002, the Court entered the Settlement Order
(i) approving the Settlement and Support Agreement between the Proponents and certain holders of Senior Indebtedness--i.e., the holders of approximately $2 billion in Commercial Paper Claims, Floating Rate Note Claims, Medium Term Note Claims, Senior Note Claims and Revolving Line of Credit Claims; (ii) authorizing the Debtor to pay pre-petition interest and Post-Petition Interest to certain holders of undisputed Claims entitled to interest under the Plan on a quarterly basis, commencing either ten (10) days after approval of the Disclosure Statement (with respect to Allowed Claims in Class 5 for Senior Indebtedness, Allowed Southern San Joaquin Valley Power Authority Bond Claims and Allowed Claims in Classes 4c, 4f, 4g and 11), or on or before July 30, 2002 (with respect to the remaining Allowed Claims in Class 5 and Allowed Claims in Classes 1, 2, 6, 7 and 10); and (iii) authorizing the Debtor to pay the fees and expenses of the holders of Senior Indebtedness who are parties to the Settlement and Support Agreement, indenture trustees and administrative banks and other paying agents on a current basis.

   Pursuant to the Settlement and Support Agreement, the principal amount of the Allowed Claims in Class 5 held by the holders of Senior Indebtedness who are parties thereto will be fixed, and interest will accrue and be paid at certain agreed-upon rates, but such accrual and payment at the agreed-upon rates may cease and prior payments of interest may be recharacterized under certain circumstances, including (i) a determination by the Bankruptcy Court that the Debtor is insolvent, (ii) the confirmation of a plan of reorganization other than the Plan, and (iii) certain breaches of the Settlement and Support Agreement by such holders. The holders of Senior Indebtedness who are parties to the Settlement and Support Agreement have agreed to vote their General Unsecured Claims in Class 5, currently held or acquired in the future, in acceptance of the Plan.

   b. Agreement With Letter of Credit Issuing Banks.

   Subsequent to the entry of the Class 4e Stipulation (discussed in Section V.B.19 above), the Debtor, the Letter of Credit Issuing Banks and the Banks entered into discussions regarding an agreement with respect to the treatment under the Plan of the Allowed Claims in Class 4e which would, at the same time, allow the Debtor to retain the benefits of the tax-free financing provided by the Letter of Credit Backed PC Bonds. The agreement in broad outline provides, subject to certain conditions, that in exchange for the payment of various amounts to the Letter of Credit Issuing Banks and the Banks, such entities will extend the Letters of Credit and forbear from terminating the Letters of Credit or causing the mandatory tender or redemption of the Letter of Credit Backed PC Bonds for a period of time. The agreement also provides for certain treatment for the Claims of Class 4e creditors under the Plan. The Bankruptcy Court entered an order approving the agreement on April 9, 2002, thus resulting in the treatment of the Claims in Class 4e as described in Section VI.M.12 below.

  24. Motion Seeking Authorization to Pay Certain Claims.

   At a hearing held on March 25, 2002, the Bankruptcy Court granted a motion filed by the Debtor seeking authorization to pay certain valid pre-petition Claims; specifically, Allowed Claims for amounts of $5,000 or less (or voluntarily reduced by the claimant to $5,000), undisputed mechanics' lien claims and undisputed reclamation claims. Pursuant to the motion, the Debtor will pay all such claims on or before July 31, 2002, with interest at the Federal Judgment Rate from the Petition Date through June 30, 2002.

  25. CPUC Term Sheet and the Proponents' Response.

   On February 13, 2002, the CPUC submitted a term sheet to the Bankruptcy Court describing the CPUC's proposed alternative plan of reorganization for the Debtor. The Bankruptcy Court permitted the CPUC to file the term sheet to determine if the Debtor's exclusivity period should be terminated to allow the CPUC to file a proposed plan as a competing plan to the Plan. The Bankruptcy Court indicated that it would not terminate exclusivity unless the CPUC's term sheet demonstrated that the proposed alternative plan is clearly credible and capable of being confirmed. On February 20, 2002, the Proponents filed with the Bankruptcy Court a response to the CPUC's term sheet stating that the CPUC had not met this burden. At a hearing on February 27, 2002, the Bankruptcy Court terminated the Debtor's exclusivity for the limited purpose of allowing the CPUC to file a competing plan. The CPUC filed its proposed plan and disclosure statement on April 15, 2002.

  26. Statement of the Proponents' Intentions.

   Pursuant to the February 7 Decision, on February 21, 2002, the Proponents filed with the Bankruptcy Court a statement indicating that they intend to amend the Plan and Disclosure Statement to (a) eliminate express preemption provisions so they can proceed to a confirmation hearing where they intend to show that implied preemption of specified statutes is available under the circumstances to confirm the Plan and (b) state with specificity the facts that demonstrate that the State and the CPUC have waived their sovereign immunity, and, in the event the Bankruptcy Court finds that such immunity has been waived, provide for declaratory and injunctive relief against the State and the CPUC. If the Bankruptcy Court determines that such sovereign immunity has not been waived, the Bankruptcy Court indicated in the February 7 Decision that it would still be able to enforce its confirmation order under certain circumstances. The Proponents further stated that they intend to seek an expedited interlocutory appeal of an order denying approval of the Disclosure Statement on the grounds that the Bankruptcy Court erred in the February 7 Decision finding that express preemption is not applicable to the Plan. The Proponents also stated that, upon approval of the Disclosure Statement, they intend to proceed with the solicitation of consents and confirmation of the Plan while the interlocutory appeal is pending. At a hearing held on February 27, 2002, the Bankruptcy Court granted the CPUC and others the right to file a single brief to argue their position that the February 7 Decision is a non-appealable interlocutory decision. The CPUC and the CCSF (joined by the State) each filed briefs arguing this position on March 14, 2002.

   On March 18, 2002, the Bankruptcy Court entered its Order and Judgment Disapproving Disclosure Statement; Rule 54(b) Certification (the "March 18 Order"), pursuant to Rules 54(b) and 58 of the Federal Rules of Civil Procedure and Rules 7054, 9014 and 9021 of the Federal Rules of Bankruptcy Procedure. In it, the Bankruptcy Court disapproved the First Amended Disclosure Statement dated December 19, 2001 for the reasons set forth in the February 7 Decision, found that there was no just reason to delay review of its ruling on express preemption but that the other issues addressed in its February 7 Decision remained subject to further litigation and thus were reserved for final rulings in connection with the plan confirmation process, and directed the clerk to enter the March 18 Order as a final judgment pursuant to Rule 54(b) of the Federal Rules of Civil Procedure. On March 22, 2002, the Proponents filed a Notice of Appeal from the March 18 Order and an election to have the appeal heard by the United States District Court, and at the same time filed a protective motion requesting leave to appeal that order on a discretionary basis under 28 U.S.C. Section 158(a)(3).

   On or about March 29, 2002, the CPUC and the CCSF served the Proponents with a Notice of Cross-Appeal from the March 18 Order. In addition, on or about April 1, 2002, the California Attorney General's Office filed a separate Notice of Cross-Appeal from the March 18 Order on behalf of a number of governmental entities. All of these parties identified for cross-appeal the following two issues: (1) whether the Bankruptcy Court erred in entering judgment under Rule 54(b) of the Federal Rules of Civil Procedure concerning its ruling on express preemption; and (2) whether it was an abuse of discretion under Rule 54 for the Bankruptcy Court to determine that there was no just reason to delay the entry of judgment on its express preemption ruling. In addition, the CPUC and the CCSF also identified as an issue for cross-appeal the question of whether the March 18 Order complies with the requirements of Rule 58 of the Federal Rules of Civil Procedure.

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

                        VI.  THE PLAN OF REORGANIZATION

A.  OVERVIEW.

  1. General.

   As described in Section IV of this Disclosure Statement, the Debtor was one of the healthiest energy utilities in the United States prior to the summer of 2000, enjoying investment-grade credit ratings and consistently paying dividends to its shareholders. As a regulated public utility, the Debtor operated under the historical (and constitutionally-required) "regulatory compact." Under that compact, the Debtor undertook to serve all the electric and gas customers in its service territory in exchange for rates that allowed it to cover its costs of providing service, to recover its investment in facilities serving the public and the opportunity to earn a reasonable rate of return.

   Beginning in June 2000, prices for power on the wholesale market began to increase. Prices moderated somewhat in the fall before spiking to unprecedented levels in November and subsequent months. The Debtor filed this Chapter 11 Case after the CPUC ignored the Debtor's repeated requests to allow it to recover in its retail rates the costs the Debtor was incurring to buy electricity for its customers in the wholesale markets. The Debtor first requested relief from the CPUC in August 2000, continued its requests through the fall, and made a specific proposal for emergency rate relief in November 2000 to provide rate stability to its customers while the Debtor continued to use its good credit to buy power on their behalf. However, the CPUC and the State reacted to the Debtor's requests either by taking steps that were directly counter to the Debtor's financial preservation or by failing to act in a timely manner on the Debtor's requests. By the Petition Date, the Debtor had incurred approximately $8.9 billion in procurement costs, including $2.3 billion attributable to the Debtor's generation, that the CPUC refused to allow it to collect from its customers, and it had billions of dollars in defaulted debt and unpaid bills. All of the major credit rating agencies had downgraded the Debtor to uncreditworthy ratings, which precluded the Debtor from purchasing power in the wholesale markets under federally-approved tariffs. As a result, the Debtor turned to the Bankruptcy Court for relief.

   Against this backdrop, the Proponents have developed a Plan designed to reaffirm the Debtor's financial viability and provide for payment in full of all Allowed Claims. To implement the Plan, the Debtor will disaggregate and restructure its business by transferring certain assets and liabilities of its traditional business lines to newly-created limited liability companies. The majority of the assets and liabilities associated with the electric transmission business of the Debtor will be transferred to ETrans, the majority of the assets and liabilities associated with the gas transmission business of the Debtor will be transferred to GTrans, and the majority of the assets and liabilities associated with the generation business of the Debtor will be transferred to Gen. In addition, the Debtor has created Newco to hold the membership interests of each of ETrans, GTrans and Gen. The Debtor is the sole shareholder of Newco. The Debtor may create other direct or indirect subsidiaries of Newco to hold other assets. The Debtor will declare and, after the assets are transferred to the newly-formed entities, pay a dividend of all of the outstanding common stock of Newco to the Parent, and each of ETrans, GTrans and Gen will continue to be an indirect wholly-owned subsidiary of the Parent (the foregoing transactions are referred to herein collectively as the "Internal Restructurings").

   The assets and liabilities not transferred or sold as described above will be retained by the Reorganized Debtor, which will continue to conduct the local electric and gas distribution operations and associated customer services as of and after the Effective Date. The Reorganized Debtor will retain the name "Pacific Gas and Electric Company." The Reorganized Debtor will continue to procure natural gas on behalf of its core customers. However, the Reorganized Debtor will not assume the net open position of its electric customers not already provided through the DWR Contracts until the following conditions are met: (a) the Reorganized Debtor receives an investment-grade credit rating from S&P and Moody's (which will necessarily occur on the Effective Date, but must remain in place on such date as the other conditions are satisfied); (b) the Reorganized Debtor receives assurances from S&P and Moody's that the Reorganized Debtor's credit rating will not be downgraded as a result of the reassumption of the net open position; (c) there is an objective retail rate recovery mechanism in place pursuant to which the Reorganized Debtor is able to fully recover in a timely manner its wholesale costs of purchasing electricity to satisfy the net open position; (d) there are objective standards in place regarding pre-approval of procurement transactions; and (e) subsequent to reassumption of the net open position, the conditions in clauses (c) and (d) remain in effect. The satisfaction of the conditions in clauses (c) and (d) is within the CPUC's control.

   Following completion of the Internal Restructurings and on or as soon as practicable after the Effective Date, the Parent will declare and pay a dividend of all of the common stock of the Reorganized Debtor held by the Parent to the shareholders of the Parent (the "Reorganized Debtor Spin-Off"). The Internal Restructurings and the Reorganized Debtor Spin-Off are referred to collectively herein as the "Restructuring Transactions."

   The following illustration represents the general corporate structure of the Parent and the Debtor following consummation of the Restructuring Transactions contemplated by the Plan, but does not include Newco or any other subsidiaries or affiliates of such entity:

                                  [FLOW CHART]



   Pursuant to the Plan, the Debtor will satisfy Allowed Claims (other than Allowed Claims representing the various PC Bond-related obligations, including the Mortgage Bonds securing certain of such PC Bond obligations, Environmental, Fire Suppression, Pending Litigation and Tort Claims and Workers' Compensation Claims) (a) in Cash, (b) with a combination of Cash and Long-Term Notes issued by each of ETrans, GTrans and Gen, or (c) in the case of Allowed QUIDS Claims, with QUIDS Notes issued by Gen. The Long-Term Notes issued by ETrans, GTrans and Gen and the QUIDS Notes issued by Gen will be issued initially to the Debtor.

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

The Reorganized Debtor will then transfer such Long-Term Notes and the QUIDS Notes to creditors of the Debtor and such notes will represent the portion of an Allowed Claim to be satisfied by Long-Term Notes and QUIDS Notes. For a more detailed description of such notes, see the Summary of Terms of Debt Securities attached hereto as Exhibit E.

   The various combinations described above represent satisfaction in full of Allowed Claims, other than Allowed Claims representing the various PC Bond-related obligations, including those in respect of Mortgage Bonds securing certain of such PC Bond obligations, Environmental, Fire Suppression, Pending Litigation and Tort Claims and Workers' Compensation Claims. Holders of Allowed Claims in Classes 1, 2, 3a and 10 will receive payment of all of their Allowed Claims in Cash. Holders of Allowed Claims in Class 11 will receive payment of their Allowed Claims through QUIDS Notes issued by Gen. Holders of Allowed Claims in Classes 5, 6 and 7 will receive payment of their Allowed Claims through a combination of Cash and Long-Term Notes issued by each of ETrans, GTrans and Gen. Accrued and unpaid pre-petition interest forming a part of such Allowed Claims and, to the extent payable, Post-Petition Interest on Allowed Claims will be paid in Cash.

   Holders of Allowed Claims representing the various PC Bond-related obligations will receive payment of their Allowed Claims in Cash or through a combination of Cash, the reinstatement of all or a portion of the Debtor's obligations under the Reimbursement Agreements, the MBIA Reimbursement Agreement, the Prior Reimbursement Agreements and the other PC Bond Documents (all subject to certain modifications), the assumption by ETrans, GTrans and Gen of certain of the Debtor's obligations thereunder and, in the case of the Mortgage Bonds securing the Mortgage Backed PC Bonds, by substitution of New Mortgage Bonds. Allowed Environmental, Fire Suppression, Pending Litigation and Tort Claims and Allowed Workers' Compensation Claims will be satisfied in full in the ordinary course of business.

   The Long-Term Notes and QUIDS Notes issued by ETrans, GTrans and Gen, as applicable, will be several and independent and will not be cross-defaulted with the corresponding notes of any of the other operating companies. The Debtor will satisfy any Cash requirements through its current Cash reserves and proceeds raised through new debt financings consummated by each of the Reorganized Debtor, ETrans, GTrans and Gen as of the Effective Date. See
Section VI.N.2 of this Disclosure Statement for a further discussion of the various debt financings contemplated by the Plan.

   The Proponents and the Committee believe that the Plan is workable, fair and in the public interest. The Plan provides for the continued ownership of the Debtor's assets by California companies that will continue to operate the Debtor's assets consistent with sound business and environmental policies. The Plan positions the Debtor to regain financial viability, resume procurement of power for its retail customers and participate actively in Western energy markets by the end of 2002.

   Without raising retail electricity rates above current levels, the Plan provides a safe, reliable and long-term electric supply to California's electric customers./18/ The Plan enables the Debtor to maintain a qualified
--------
/18/ The Debtor's current CPUC-authorized system average electric rates are approximately $0.14 per kWh. These rates are designed to recover all of the Debtor's costs of service and authorized return and taxes associated with its electric distribution, transmission, generation and nuclear decommissioning facilities, as well as the costs of power purchased from third parties, such as QFs and the ISO, and various public purpose programs mandated by the CPUC and the California State Legislature. The CPUC does not set rates for individual utility facilities or business segments, such as the Debtor's power generating facilities, but instead authorizes a level of revenue, known as the "revenue requirement," for certain functions. For example, under current CPUC-authorized electric rates, the Debtor's rates are based on CPUC decisions issued in 1996 implementing a freeze on the Debtor's overall electric rates and allowing the Debtor to recover the costs of its uneconomic utility generation and power purchase costs based on the residual revenues available to the Debtor after recovery of the costs of and return on its other electric utility facilities and operations, including uneconomic distribution, transmission and generating facilities and public purpose programs. In addition, in January and March 2001, the CPUC authorized the Debtor to collect additional surcharges in its overall retail rates, amounting to approximately $0.01 per kWh, and $0.03 per kWh on top of its overall rates. The CPUC authorized the Debtor to collect these surcharges for the purpose of recovering costs relating to its utility retained generating facilities as well as power procurement costs, and estimated that the Debtor's revenue requirements available for these purposes were equivalent to an "average generation related rate" of $0.09471 per kWh.
                                                                    (continued)

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

workforce and keep the Debtor's generating assets intact and integrated, rather than selling them piecemeal to satisfy its debts. Finally, the Debtor's restructured gas and electric distribution, gas and electric transmission and generating assets will continue to be regulated to protect the public interest.

   The Debtor's assets will continue to be subject to rate regulation under the Plan. For the ETrans Assets (as defined below), the FERC will continue to have exclusive jurisdiction over rates and terms of service. The GTrans Assets (as defined below) and Gen Assets (as defined below) will be subject to long-term contracts with the Reorganized Debtor for continued use in serving its retail electric and gas customers on a non-discriminatory basis at rates regulated by the FERC. The CPUC will continue to have jurisdiction over the Debtor's retail electric and gas distribution assets, rates and services, including the manner in which the Reorganized Debtor's retail costs are allocated among various classes of the State's energy customers. Finally, the Debtor's assets will continue to be subject to public health and safety regulation by numerous other state, local, and federal agencies.

  2. Valuation of Assets.

   In connection solely with the Plan and in response to requests for information in the Chapter 11 Case, the Proponents have evaluated the structure and organization of the Debtor's assets and their financing capability under the status quo corporate structure and regulation in the absence of the Plan, and under the changed structure and regulation after implementation of the Plan.

   Based on financial assumptions that would be common to any plan of reorganization, and using certain assumptions concerning the capitalization and value of the Debtor's assets under expected CPUC and FERC ratemaking regulation in the absence of the Plan and under the Plan, the Proponents have estimated the relative values of the major constituent parts of the Debtor's business in the absence of the Plan and under the Plan. The major assumptions used for the "status quo" and "after Plan" valuations are set forth below.

   a. Value of Status Quo Corporate Structure and Regulation in the Absence of the Plan.

   For the purpose of estimating the value of the Debtor's assets under the status quo corporate structure and regulation of the Debtor, the following assumptions have been used: (i) the Debtor's major income-generating assets (power generating facilities, electric transmission lines, intrastate gas transmission pipelines and electric and gas distribution facilities) are within the Debtor's current corporate structure; (ii) under this single corporate structure, the power generating facilities, the intrastate gas transmission pipelines and the retail electric and gas distribution system are regulated by the CPUC under traditional "cost-of-service, return on rate base" utility ratemaking; and (iii) the electric transmission lines are subject to FERC ratemaking regulation under traditional FERC "cost-of-service" ratemaking, with the revenue requirement for the electric transmission assets, including FERC-allowed cost of service and authorized return on rate base, recovered on a pass-through basis in retail electric rates. Although the Proponents do not necessarily agree that these assumptions and resulting ratemaking would or should apply to the Debtor's assets or lawfully could be so applied, the assumptions are used here for the purposes of comparison with the Plan.
--------
(continued)
One party, TURN, does not agree with the Proponents' description of the impact of the Plan on the Debtor's retail electric rates. According to TURN: "The Debtor believes retail rates will not have to be raised above current levels and that the Plan provides a safe, reliable and long-term electric supply to California's electric customers. However, the Plan is based upon approval of a power sales agreement between Gen and the Reorganized Debtor for the sale of power at a price greater than 5.0 cents per kilowatt hour over the twelve years of the agreement and payments to Gen estimated at $1.47 billion in 2003 plus escalation thereafter for inflation. The generation assets to be transferred to Gen currently are regulated by the CPUC on a cost-of-service basis. Under traditional cost-of-service ratemaking, the CPUC estimates that the cost of service collected in the Debtor's rates would be about 2.5 cents per kilowatt hour and the revenues collected in rates for these generation assets would be $790.4 million in 2003. To the extent this increase in the cost of power to be sold by Gen to the Reorganized Debtor is not offset by reductions in other operating expenses, the Reorganized Debtor will have to collect an increased revenue requirement under the Plan. In this event, CPUC approval of a rate change will be required under section 1129(a)(6) of the Bankruptcy Code before the Plan can be confirmed." Proponents believe TURN's characterization of the impacts of the Plan on the Debtor's retail electric rates is factually inaccurate and legally incorrect.

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

   The expected operating revenues and net income stream for the Debtor's electric transmission, gas transmission and electric and gas distribution systems under these assumptions are comparable to the projected revenues and income included for each of these lines of business in the pro forma financial statements attached as Exhibit C to this Disclosure Statement. However, the power generating facilities and related contracts (primarily hydroelectric generating facilities, Diablo Canyon and irrigation district power purchase contracts) are subject to "cost-of-service, return on rate base" ratemaking consistent with the financial and ratemaking assumptions used by the CPUC in its recent descriptions of the attributes of "cost-of-service" ratemaking. For example, under the CPUC's pleadings on the Debtor's bankruptcy plan filings at FERC,/19/ the CPUC has projected that the revenues attributable to the Debtor's generating assets would be approximately $790.4 million for 2003, about half of the projected revenues for the Debtor's generating assets projected in Exhibit C of this Disclosure Statement, under traditional cost-of-service ratemaking. The CPUC describes this projection of 2003 revenues for the Debtor's generating assets as equivalent to an illustrative rate of approximately $0.025/KWh.

   The expected capitalization of the Debtor's utility assets under these assumptions reflect the regulatory accounting decisions of the CPUC that caused the Debtor to write off all its utility regulatory assets relating to its transition and unrecovered power procurement costs, and that also required it to accelerate the depreciation of all its uneconomic generation-related assets to zero balances no later than December 31, 2001. The Proponents estimate that each of the four business segments could issue debt up to an amount equal to 51.2% of book capitalization/20/ if each segment remained under CPUC ratemaking and still achieved and maintained an investment-grade credit rating. The Proponents estimate that the Debtor's book capitalization would be approximately $13.669 billion and that its capital structure would be 44.4% common equity, 4.4% preferred stock and 51.2% debt (excluding off-credit rate reduction bonds). However, in the event that the CPUC were to authorize recovery of the Debtor's contingent claims for recovery of unrecovered procurement costs and/or stranded generation-related costs, as described in subparagraph c. below, then the Debtor's book capitalization would be higher, reflecting the higher value of retail rates under which such costs would be recovered over an appropriate amortization period.

   b. Value under the Plan.

   Certain of the Debtor's major income-generating assets (power generating facilities, electric transmission lines and intrastate gas transmission pipelines) would be removed from the Debtor's integrated utility structure and would be reorganized in separate subsidiaries within a separate corporate entity disaggregated from the Debtor. However, the Debtor's electric and gas distribution facilities, representing approximately seventy percent (70%) of the Debtor's assets based on book value, would remain within an integrated single corporate structure (the Reorganized Debtor) no longer affiliated with the Parent, the Debtor's current parent company. Under this disaggregated corporate structure, the intrastate gas transmission pipelines and electric transmission lines would be rate regulated by the FERC under traditional "cost-of-service, return on rate base" utility ratemaking comparable to the ratemaking both lines of business were subject to at the CPUC and FERC, respectively, before the Plan. However, the power generating facilities and related contracts would no longer be under "cost-of-service, return on rate base" ratemaking by the CPUC, but would be subject to FERC ratemaking under a twelve-year (12) wholesale power sales agreement to be entered into between Gen and the Reorganized Debtor.

   For ETrans, GTrans and the Reorganized Debtor, it was assumed that (i) rates would be set (under the jurisdiction of FERC or, for the Reorganized Debtor, the CPUC) based on cost of service assuming the cost level
--------
/19/ See "Motion for Summary Disposition, or in the Alternative, Protest and
     Request for Consolidation and Hearing, of the Public Utilities Commission of the State of California," January 29, 2001, Electric Generation LLC, FERC Docket No. ER02-456-000, pp. 6-9. The CPUC represented that its pleading does not purport to determine the rate that the CPUC would actually set for the Debtor's generating facilities for any particular customer or class of customers, but simply utilizes figures to provide, for illustrative purposes, a rough calculation of a cost-of-service rate based on such figures. The Debtor does not agree that the cost-of-service rate used by the CPUC in its pleading is lawful, but believes it is reasonable to use for purposes of assuming the ratemaking the CPUC might attempt to apply to the Debtor's generating facilities if the facilities were not disaggregated.
/20/ Book capitalization is roughly the equivalent of rate base for ratemaking purposes. Since book capitalization is roughly the equivalent of rate base for ratemaking purposes, it is a good measure of economic value, since regulated rates are based on costs.

shown in the pro forma financial projections submitted to the Bankruptcy Court, a forecast of rate base for each entity and a regulated rate of return; (ii) certain costs, such as one-time costs to implement the Plan, will not be included in the revenue requirement of any cost-based rate of any of the companies; and (iii) rates after the Debtor emerges from bankruptcy are to be changed through the normal rate-setting process to reflect cost increases due to inflation, changes in operating costs, growth in rate base and changes in sales.

   For Gen, the power sales agreement was used to calculate revenues during its term. Beyond the term of the power sales agreement, and as assets are removed from the power sales agreement pursuant to its terms in the scheduled step-down between years eleven (11) and twelve (12), Gen expects to sell its output into the open market. Under the terms of the power sales agreement, Gen will receive separate capacity and energy payments. The capacity payments will be subject to availability criteria and the energy payments will be based on the actual electric output of the assets. Both the power sales agreement capacity price and the energy price will escalate with inflation. The capacity payments, expected to be slightly more than eighty percent (80%) of the total payments, provide a relatively stable and predictable cash flow and are a crucial element for the creditworthiness of Gen and its ability to issue the debt necessary to finance the Plan.

   Based on these assumptions and utilizing a discounted cash flow analysis of the value of Gen's assets in lieu of book capitalization, the Proponents estimate that the capitalization of the four companies would total $17.766 billion (using the discounted cash flow analysis for Gen) and that the initial capital structure of the four companies among which the Debtor's assets would be allocated is as follows: ETrans' capital structure would be 33.8% equity and 66.2% debt; GTrans' capital structure would be 35.1% equity and 64.9% debt; Gen's capital structure would be 54.6% equity and 45.4% debt (using the discounted cash flow analysis); and the Reorganized Debtor's capital structure would be 44.4% common equity, 4.4% preferred stock and 51.2% debt (excluding off-credit rate reduction bonds).

   c. Other Contingent Assets and Liabilities.

   As described in more detail below, the Debtor has certain contingent assets and liabilities that would be retained both in the absence of the Plan and after implementation of the Plan. Examples of such assets include (i) the Rate Recovery Litigation claim relating to the Debtor's unrecovered wholesale power procurement costs; (ii) the BFM Contract Seizure Litigation claim; and (iii) the breach of contract claim and other claims against the State arising out of the electricity crisis relating to the Debtor's unrecovered stranded generation-related costs and the market value of its generation assets. An example of a contingent liability is the Chromium Litigation. The Proponents have not included these contingent assets and liabilities in the projected value of the Debtor under status quo regulation in the absence of the Plan or in the projected value of the new entities after the Plan, because the contingent nature of such assets and liabilities does not allow for any practical or reliable quantification for purposes of reasonable financial evaluation. The ratemaking claims are subject to additional contingencies relating to the uncertainty of utility regulation itself, such as the uncertainty regarding to what extent the Rate Recovery Litigation claim would be subject to being offset by other retail ratemaking changes, and the extent to which the breach of contract or stranded generation-related investment cost claim against the State would be subject to offset by FERC ratemaking changes under the Plan and by the ability of the retail ratepayers under state law to receive a credit against their ratepayer obligations for the market value of certain of the FERC-regulated generation assets under the power sales agreement between Gen and the Reorganized Debtor under the Plan.

   d. Capitalization of the Debtor under Status Quo in the Absence of the Plan and under New Regulation and Corporate Structure under the Plan.

   Based on the assumptions listed above, the Proponents have estimated the "status quo" and "after Plan" capitalization of the Debtor's major lines of business, as summarized in the following table. As the table demonstrates, the aggregate capitalization provided by the disaggregation of the Debtor's lines of business under the Plan would significantly exceed the capitalization of the integrated Debtor under the continued regulatory and corporate status quo in the absence of the Plan. The Proponents estimate that the lines of business could borrow approximately $2 billion more under the Plan than such entities could borrow if they remained under CPUC jurisdiction.

                                                                            Newco   Reorganized
Status Quo Regulation and Structure (12-31-02 values) ETrans  Gen   GTrans Subtotal   Debtor     Total
----------------------------------------------------- ------ ------ ------ -------- ----------- -------
       Value--Book Capitalization--$ millions........ $1,586 $1,217 $1,386  $4,189    $9,510    $13,699
       Assets--share.................................  11.6%   8.9%  10.1%   30.6%     69.4%     100.0%
       Debt--$ millions(1)...........................   $812   $623   $710  $2,145    $4,865     $7,010
       Debt--share...................................  11.6%   8.9%  10.1%   30.6%     69.4%     100.0%

                                                                            Newco   Reorganized
Regulation and Structure under Plan (12-31-02 values) ETrans Gen(2) GTrans Subtotal   Debtor     Total
----------------------------------------------------- ------ ------ ------ -------- ----------- -------
       Value--Book Capitalization--$ millions........ $1,586 $5,284 $1,386  $8,256    $9,510    $17,766
       Assets--share.................................   8.9%  29.7%   7.8%   46.5%     53.5%     100.0%
       Debt--$ millions.............................. $1,050 $2,400   $900  $4,350    $4,865     $9,215
       Debt--share...................................  11.4%  26.0%   9.8%   47.2%     52.8%     100.0%

--------
(1) Reflects the amount of debt the Proponents estimate could be issued under CPUC jurisdiction (assuming the CPUC does not permit the book value of the unrecovered stranded generation-related investment in Debtor's generating assets to be included in rate base based on the reclassification of those assets in the CPUC's March 2001 accounting order). Therefore the debt is calculated to be approximately 51.2% of book capitalization based on the Proponents' conclusion that the Reorganized Debtor would be able to issue $4.9 billion of debt on a book capitalization of $9.5 billion. (The amount of debt could be approximately $500 million higher if the Reorganized
    Debtor could support a debt ratio of 55% and still maintain an investment-grade rating.) The Debtor's current CPUC-authorized capital structure contains 46.2% debt. In the event that the CPUC permits recovery of the Debtor's unrecovered stranded generation-related investment costs based on the CPUC's March 2001 accounting order, then the book capitalization and resulting amount of debt that could be issued may be higher.
(2) Value of Gen assets after Plan is based on discounted cash flow value provided by Rothschild Inc. The discounted cash flow model assumes 9.1% discount rate, subtraction of a $241.5 million debt reserve, and terminal value using two methods (perpetuity growth rate based on average growth factor of 2% per year and exit "capacity multiple" of $643 to $703 per Kw) observed in utility generation asset divestitures on comparable U.S. assets.
* Value of common equity is calculated as the difference between the discounted cash flow valuation of Gen's assets of $5.284 billion performed by Rothschild Inc. and the $2.4 billion debt allocated to Gen. Because of accelerated depreciation and the write-down of assets required by generally accepted accounting principles in conjunction with deregulation, Gen would have no equity on a book capitalization basis (book capitalization of $1.217 billion less allocated debt of $2.4 billion).
** Excludes $1.45 billion of the Debtor's rate reduction bonds, for which the payment obligation flows through to ratepayers and therefore are not viewed from a credit rating perspective as debt of the Debtor/Reorganized Debtor.

   For the reasons stated in this Disclosure Statement, the Proponents believe that (i) through the Plan, holders of Allowed Claims and Equity Interests will not receive less from the estate of the Debtor than the recovery they would receive if the assets of the Debtor were liquidated under chapter 7 of the Bankruptcy Code, and (ii) the Plan represents the best method for the holders of Allowed Claims and Equity Interests to be paid in full for such Allowed Claims and Equity Interests. The Plan is annexed hereto as Exhibit A and forms a part of this Disclosure Statement. The summary of the Plan is qualified in its entirety by reference to the provisions of the Plan.

B.  RESTRUCTURING OF THE ELECTRIC TRANSMISSION BUSINESS.

  1. General.

   On or before the Effective Date, the majority of the assets generally associated with the Debtor's current electric transmission business as set forth on Exhibit F-1 (the "ETrans Assets") will be transferred to ETrans and its subsidiaries or affiliates, and ETrans will operate as a separate electric transmission company thereafter. Other assets necessary to support the ETrans business, including certain minor assets currently classified as distribution for ratemaking purposes, will also be transferred by the Debtor to ETrans or its subsidiaries or affiliates. Specifically, the Debtor will transfer to ETrans substantially all of the approximately 18,650 circuit miles of electric transmission lines and cables located in California, which will include approximately 1,300 circuit miles of 500 kV lines, 5,300 circuit miles of 230 kV lines, 6,000 circuit miles of 115 kV lines and 4,000 circuit miles of 70 and 60 kV lines, and the towers, poles and underground conduits and associated equipment used to support the lines and cables. The transmission lines and facilities licensed as part of the FERC-licensed hydroelectric projects will not be transferred to ETrans. The Debtor's existing internal telecommunications network assets will also be transferred to ETrans or one of its subsidiaries.

   Pursuant to section 365 of the Bankruptcy Code, the Debtor will also assume and assign to ETrans certain of the continuing contractual rights and obligations of the Debtor that are associated with the operation of the electric transmission business, after which the Debtor will be relieved of any obligations thereunder. Such contracts include those related to service over the Pacific Intertie, including certain "EHV" transmission agreements and contracts for the ownership, use and coordinated operation of the California-Oregon Transmission Project. In addition, the Debtor will assume and assign to ETrans several interconnection agreements with utilities and agencies in the Debtor's service area and certain other entities. ETrans will also enter into contracts with the Reorganized Debtor to enable the Reorganized Debtor to continue to provide interconnection and transmission services under contracts to be assumed by the Reorganized Debtor, including those with (a) the Western Area Power Administration, U.S. Department of Energy and certain of its customers, and (b) the CCSF.

  2. Capitalization; Assets and Liabilities.

   ETrans is a California limited liability company with Newco as its sole member. The Debtor is the sole shareholder of Newco. On or before the Effective Date, the ETrans Assets will be transferred to ETrans and its subsidiaries or affiliates. ETrans will transfer to the Debtor an estimated $400 million in cash resulting from the issuance of New Money Notes (such cash to be placed in a segregated account and drawn upon proportionately, together with the cash transferred to the Debtor by GTrans and Gen, as the first source of cash payments to holders of Allowed Claims) and approximately $650 million in Long-Term Notes./21/ On or before the Effective Date, ETrans and its affiliates and subsidiaries will also assume and thereafter in due course pay and fully satisfy the executory contracts and leases assigned to ETrans as set forth on Schedules 6.1(b)(i) and 6.1(b)(ii) to the Plan Supplement, the liabilities and obligations of the Debtor assumed by ETrans pursuant to or in connection with the Master Separation Agreement, and such other liabilities and obligations expressly assumed by ETrans in the Plan. The Debtor will declare and, prior to the Reorganized Debtor Spin-Off, pay a dividend of the outstanding common stock of Newco to the Parent, and ETrans will continue as an indirect wholly-owned subsidiary of the Parent.

  3. Operational Control of ETrans Assets.

   Currently, the Debtor is a participating transmission owner in the ISO, the entity that operates and controls most of the electric transmission facilities owned by the State's three major investor-owned utilities and provides
--------
/21/ The amount of Cash to be paid by ETrans to the Debtor will be reduced by the amount necessary to fund ETrans' near-term working capital requirements. Further, the amount of ETrans Long-Term Notes is subject to reduction in an amount equal to the Cash to be paid by the Debtor in lieu of fractional ETrans Long-Term Notes and by ETrans' proportionate share of the reduction in Long-Term Notes resulting from the use of Excess Cash to satisfy Claims.

open access to electric transmission services on a non-discriminatory basis. As part of the Debtor's participation, the ISO uses the Debtor's transmission facilities to provide transmission service. On or before the Effective Date, the Debtor will assume and assign to ETrans certain of its contractual obligations associated with its participation as a transmission owner in the ISO.

   In December 1999, the FERC issued its final rule on Regional Transmission Organizations ("RTO") and encouraged utilities that own transmission systems to form RTOs on a voluntary basis. In several orders issued on July 12, 2001, the FERC indicated its strong preference for a single RTO that encompasses most of the Western United States, including California, and potentially Canadian provinces as well, that are interconnected in the region encompassed by the WSCC. In a subsequent order issued on November 7, 2001, the FERC indicated that "three sub-regional organizations (bound by a workable seams agreement) under a larger umbrella organization has the potential to succeed." No RTO is operational in the Western United States at this time. ETrans will join a FERC-approved Western RTO, and will continue to participate in the ISO until a Western RTO is operational. If the FERC certifies the ISO as an RTO, ETrans may decide to remain with the ISO. Prior to any withdrawal from the ISO, ETrans will provide notice of its withdrawal to the ISO pursuant to the terms of the Transmission Control Agreement.

  4. Management and Employees.

   A list of the individuals who will serve as members of the board of control and executive officers of ETrans as of the Effective Date, together with biographical information for such persons, is set forth on Exhibit J to this Disclosure Statement. The compensation to be paid to such individuals shall be filed with the Bankruptcy Court prior to commencement of the Confirmation Hearing. All of such information shall be available through the Bankruptcy Court's website at http://www.canb.uscourts.gov after it is filed. Officers and members of the board of control of ETrans resulting from the Plan will comply with applicable federal law and regulation relating to interlocking directorates of public utilities, such as Section 305 of the FPA.

   Most of the current employees of the Debtor who provide services primarily for the electric transmission business will be transferred to or offered comparable positions with ETrans or its subsidiaries on or before the Effective Date. Job assignments or employment offers will be made consistent with the Debtor's and ETrans' respective rights and obligations under applicable law, labor contracts and policies. The Debtor anticipates that a total of approximately 1,100 to 1,300 managerial, professional, administrative and union employees will be employed by ETrans and its subsidiaries. In addition, ETrans will use independent contractors consistent with the historical practices of the Debtor to perform certain of its core services and provide support during peak service periods. Certain employees of the Debtor currently provide engineering, maintenance, construction and other services that relate to both the distribution and electric transmission businesses of the Debtor. After the Effective Date, such employees may be employees of ETrans or the Reorganized Debtor, and provide services between the Reorganized Debtor and ETrans pursuant to a service and maintenance agreement to be entered into between ETrans and the Reorganized Debtor to allow for a transition to independent operations. To the extent any new employees are required by ETrans, the Debtor does not expect the cost of such employees to have a material impact on the Plan. See Section VI.I and Section VI.J of this Disclosure Statement for more information on separation and human resources issues following the Restructuring Transactions.

  5. Regulation.

   a. Regulatory Approvals for Restructuring.

   In connection with the transfer of the ETrans Assets to ETrans and its subsidiaries or affiliates, the assumption of certain of the electric transmission contracts by ETrans and the indirect transfer of the membership interests in ETrans to the Parent, the Debtor will take certain actions with the following governmental agencies:

  . FERC: The Debtor and the Parent are requesting certain approvals, acceptances and declaratory orders from the FERC related to the implementation of the Plan as it affects ETrans pursuant to Sections 8, 203,

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     204, 205 and 305(a) of the FPA. The Debtor submitted such applications to the FERC on November 30, 2001. The FERC established periods for the filing of interventions and protests with respect to such applications, each of which closed on or prior to February 11, 2002. A number of entities moved to intervene and filed comments, both supportive and adverse. A few entities also filed motions for dismissal, hearing or affirmative relief. The Debtor and/or its affiliates have answered such motions, asserting that no cause has been shown for dismissal, hearing or other similar relief and that the approvals, acceptances and declaratory orders sought by the Debtor and/or its affiliates should be promptly granted. Assuming no evidentiary hearing, the Debtor anticipates that the FERC approvals will be obtained within eight months after the date the applications were filed. See Exhibit G to this Disclosure Statement for a summary of such applications.

  . SEC: Following the Restructuring Transactions, the Parent will be, as it is currently, a holding company exempt from registration under Section 3(a)(1) of PUHCA. Newco also will be a holding company exempt from registration under Section 3(a)(1). As the Parent and Newco each will own two public utilities (solely as defined in PUHCA), ETrans and Gen, after the Restructuring Transactions are completed, the Parent and Newco are requesting SEC approval for the acquisition of the ETrans and Gen membership interests pursuant to Section 9(a)(2) of PUHCA. There will be a period of time prior to Debtor's dividend of the Newco common stock to the Parent in which the Debtor will own two public utility companies. The Parent and Newco are seeking a finding that such interim ownership does not require approval under Section 9(a)(2) or, alternatively, an approval of such interim ownership. Accordingly, the Parent, the Debtor and Newco submitted an application and/or declaration to the SEC on January 31, 2002. In connection with its review process, the SEC will examine and, as necessary, determine whether, among other things, (i) the transaction will unduly concentrate control of utility systems, (ii) the fees and commissions are reasonable, (iii) the transaction will unduly complicate the capital structures of the resulting system, (iv) applicable state laws have been complied with or preempted (and therefore are not applicable), and (v) the transaction will serve the public interest by providing benefits to an integrated public utility system. While not required to act on an application within any set period of time, the SEC generally issues its approval some time after all other regulatory approvals have been obtained.

  . CPUC: If the Debtor were not subject to the jurisdiction of the Bankruptcy Court, under the California Public Utilities Code the approval of the CPUC would be required to transfer many of the ETrans Assets to ETrans and its subsidiaries or affiliates, for the operation of the ETrans Assets and to otherwise effect the Restructuring Transactions. In connection with the confirmation of the Plan, however, such approval is not required because the Bankruptcy Code preempts such state law.

  . Other Federal Agencies: The Debtor and ETrans and its subsidiaries or affiliates will seek approval of various federal agencies for the transfer of federal permits, rights-of-way and other authorizations as required.

  . Other State and Local Agencies: The Debtor intends to follow the established procedures of other state and local agencies for the transfer or reissuance of various permits and licenses in connection with the transfer and operation of the ETrans Assets. Nevertheless, as discussed in
     Section VI.K of this Disclosure Statement, if any other state or local agency or subdivision denies the transfer or assignment of any of the Debtor's property, including existing permits or licenses, or the issuance of identical permits and licenses on the same terms and conditions as the Debtor's existing permits and licenses where both the Reorganized Debtor and ETrans require such permit or license for their post-Effective Date operations, the Debtor reserves the right to seek relief from the Bankruptcy Court as appropriate, including enforcement of the Confirmation Order under section 1142(b) of the Bankruptcy Code.

   b. Post-Restructuring Regulation of ETrans.

   Upon consummation of the Plan, the operations of ETrans will be subject to the jurisdiction of the following governmental agencies:

  . FERC: The FERC will have jurisdiction over ETrans' rates, terms and conditions for all transmission and transmission-related services, including, but not limited to, conditions of transmission access and

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     interconnection. The FERC will also have jurisdiction over ETrans under
     Section 8 of the FPA in association with the transmission-line only hydroelectric licenses held by ETrans. In addition, the FERC will have jurisdiction over ETrans' participation in the ISO or any future Western RTO that will have operating control over the transmission assets pursuant to FERC tariffs.

  . CPUC: The CPUC will retain jurisdiction over siting of transmission construction and non-rate jurisdiction over certain aspects of ETrans' operations to the extent not otherwise preempted by the overriding jurisdiction of the FERC.

  . Other Federal, State and Local Agencies: The ongoing operations of ETrans will continue to be subject to regulation by a variety of other federal, state and local agencies following consummation of the Plan.

C.  RESTRUCTURING OF THE GAS TRANSMISSION BUSINESS.

  1. General.

   On or before the Effective Date, the majority of the Debtor's assets associated with its current gas transmission business, as well as a segment of interstate gas transmission pipeline currently owned by PG&E Gas Transmission, Northwest Corporation ("GTN"), as set forth on Exhibit F-2 (the "GTrans Assets"), will be transferred to GTrans and its subsidiaries or affiliates and GTrans will operate as a separate interstate gas transmission company thereafter. Specifically, the Debtor will transfer to GTrans approximately 6,300 miles of transmission pipelines, three gas storage facilities, certain end-use customer service lines, the GTN pipeline segment and the Debtor's six-sevenths ( 6/7) interest in Standard Pacific Gas Line, Incorporated ("Standard Pacific"), together with a note for approximately $20 million from Standard Pacific to the Debtor.

   Pursuant to section 365 of the Bankruptcy Code, the Debtor will also assume and assign to GTrans certain of the continuing contractual obligations of the Debtor that are associated with the operation of the gas transmission and storage business, after which the Debtor will be relieved of any obligations thereunder. GTrans will also enter into a contract with the Reorganized Debtor related to gas transportation and storage rights. See Section VI.F of this Disclosure Statement for more detailed information on the agreement between GTrans and the Reorganized Debtor.

   The Debtor will also transfer to Newco certain other subsidiaries formed to own or develop gas pipeline assets. Specifically, on or prior to the Effective Date, the Debtor will transfer to Newco the common stock of Calaska Energy Company ("Calaska"), together with a note for approximately $1.2 million made by Calaska in favor of the Debtor, and the common stock of Pacific Gas Properties Company ("Pacific Gas Properties"), together with a note for approximately $11 million made by Pacific Gas Properties in favor of the Debtor and Pacific Properties, a subsidiary of Pacific Gas Properties.

  2. Capitalization; Assets and Liabilities.

   GTrans is a California limited liability company with Newco as its sole member. The Debtor is the sole shareholder of Newco. On or before the Effective Date, the GTrans Assets will be transferred to GTrans and its subsidiaries or affiliates. GTrans will transfer to the Debtor an estimated $400 million in cash resulting from the issuance of New Money Notes (such cash to be placed in a segregated account and drawn upon proportionately, together with the cash transferred to the Debtor by ETrans and Gen, as the first source of cash payments to holders of Allowed Claims) and approximately $500 million in Long-Term Notes./22/ On or before the Effective Date, GTrans and its affiliates and subsidiaries will also assume and thereafter in due course pay and fully satisfy
--------
/22/ The amount of Cash to be paid by GTrans to the Debtor will be reduced by the amount necessary to fund GTrans' near-term working capital requirements. Further, the amount of GTrans Long-Term Notes is subject to reduction in an amount equal to the Cash to be paid by the Debtor in lieu of fractional GTrans Long-Term Notes and by GTrans' proportionate share of the reduction in Long-Term Notes resulting from the use of Excess Cash to satisfy Claims.

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

the executory contracts and leases assigned to GTrans as set forth on Schedules 6.1(b)(i) and 6.1(b)(ii) to the Plan Supplement, the liabilities and obligations of the Debtor assumed by GTrans pursuant to or in connection with the Master Separation Agreement and such other liabilities and obligations expressly assumed by GTrans in the Plan. The Debtor will declare and, prior to the Reorganized Debtor Spin-Off, pay a dividend of the outstanding common stock of Newco to the Parent, and GTrans will continue as an indirect wholly-owned subsidiary of the Parent.

  3. Transition to FERC Jurisdiction.

   The Debtor will enter into an agreement with GTN to acquire an approximately three-mile segment of GTN's pipeline extending from the California/Oregon border to an existing meter and regulation station located at Malin, Oregon, for its net book value (approximately $2.9 million), subject to the approval of the Bankruptcy Court and the FERC. This segment, when combined with the Debtor's gas transmission assets, will create a natural gas market center at Malin and will render the GTrans Assets an interstate natural gas pipeline subject to FERC jurisdiction under the Natural Gas Act of 1938, as amended (the "NGA"). The Debtor will seek a certificate from the FERC granting all necessary authority under Section 7 of the NGA for the Debtor to acquire the three-mile segment from GTN, integrate that segment and the Debtor's gas transmission and storage assets (including assets owned by Standard Pacific) into the GTrans Assets, and transfer the GTrans Assets to GTrans. Such certificate will also authorize GTrans to operate the GTrans Assets in interstate commerce, perform certain open access transportation services, and put in place a FERC Gas Tariff and initial rates to govern GTrans' operations during a transition period. This interrelated series of transactions and FERC authorizations is intended to provide market assurance that the Debtor will operate its gas transmission and storage assets as an interstate pipeline under FERC regulation rather than subject to continued regulation by the CPUC as soon as possible. The Debtor submitted its application to the FERC on November 30, 2001.

  4. Management and Employees.

   A list of the individuals who will serve as members of the board of control and executive officers of GTrans as of the Effective Date, together with biographical information for such individuals, is set forth on Exhibit J to this Disclosure Statement. The compensation to be paid to such individuals shall be filed with the Bankruptcy Court prior to commencement of the Confirmation Hearing. All of such information shall be available through the Bankruptcy Court's website at http://www.canb.uscourts.gov after it is filed. Officers and members of the board of control of GTrans resulting from the Plan will comply with applicable federal law and regulation relating to interlocking directorates of public utilities, such as Section 305 of the FPA.

   Most of the current employees of the Debtor who provide services primarily for the gas transmission business will be transferred to or offered comparable positions with GTrans or its subsidiaries on or before the Effective Date. Job assignments or employment offers will be made consistent with the Debtor's and GTrans' respective rights and obligations under applicable law, labor contracts and policies. The Debtor anticipates that a total of approximately 650 to 750 managerial, professional, administrative and union employees will be employed by GTrans and its subsidiaries. In addition, GTrans will use independent contractors consistent with the historical practices of the Debtor to perform certain of its core services and provide support during peak service periods. Certain employees of the Debtor currently provide engineering, maintenance, construction and other services that relate to both the distribution and gas transmission businesses of the Debtor. After the Effective Date, such employees may be employees of GTrans or the Reorganized Debtor and provide services between the Reorganized Debtor and GTrans pursuant to a service agreement to be entered into between GTrans and the Reorganized Debtor to allow for a transition to independent operations. To the extent any new employees are required by GTrans, the Debtor does not expect the cost of such employees to have a material impact on the Plan. See Section VI.I and VI.J of this Disclosure Statement for more information on separation and human resources issues following the Restructuring Transactions.

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  5. Regulation.

   a. Regulatory Approvals for Restructuring.

   In connection with the transfer of the GTrans Assets to GTrans and its subsidiaries or affiliates, the Debtor will take certain actions with the following governmental agencies:

  . FERC: The Debtor is requesting approvals of the FERC under Section 7 of the NGA in connection with the proposed acquisition of the three-mile segment of pipeline from GTN, its integration into the GTrans Assets, the transfer of the GTrans Assets to GTrans and its subsidiaries or affiliates and the establishment of a new tariff and initial rates. The Debtor submitted an application to the FERC on November 30, 2001. FERC established a period for the filing of interventions and protests with respect to such application, which closed on January 29, 2002. A number of entities moved to intervene and filed comments, both supportive and adverse. A few entities also filed motions for dismissal, hearing or affirmative relief. The Debtor and its affiliates have answered such motions, asserting that no cause has been shown for dismissal, hearing or other similar relief, and that the approvals sought by the Debtor and its affiliates should be promptly granted. Assuming no evidentiary hearing, the Debtor anticipates that the FERC approvals will be obtained within eight months after the date the applications were filed with the FERC. See Exhibit G to this Disclosure Statement for a summary of such application.

  . CPUC: If the Debtor were not subject to the jurisdiction of the Bankruptcy Court, under the California Public Utilities Code the approval of the CPUC might be required to transfer the GTrans Assets from the Debtor to GTrans and its subsidiaries or affiliates and to otherwise effect the Restructuring Transactions. In connection with the confirmation of the Plan, however, such approval is not required because the Bankruptcy Code preempts such state law.

  . Other Federal Agencies: The Debtor and GTrans and its subsidiaries will seek approval of various federal agencies for the transfer of federal permits, rights-of-way and other authorizations as required.

  . Other State and Local Agencies: The Debtor intends to follow the established procedures of other state and local agencies for the transfer or reissuance of various permits and licenses in connection with the transfer and operation of the GTrans Assets. Nevertheless, as discussed in
     Section VI.K of this Disclosure Statement, if any other state or local agency or subdivision denies the transfer or assignment of any of the Debtor's property, including existing permits or licenses, or the issuance of identical permits and licenses on the same terms and conditions as the Debtor's existing permits and licenses where both the Reorganized Debtor and GTrans require such permit or license for their post-Effective Date operations, the Debtor reserves the right to seek relief from the Bankruptcy Court as appropriate, including enforcement of the Confirmation Order under section 1142(b) of the Bankruptcy Code.

   b. Post-Restructuring Regulation of GTrans.

   Upon consummation of the Plan, the operations of GTrans will be subject to the jurisdiction of the following governmental agencies:

  . FERC: The FERC will have jurisdiction over the rates, terms and conditions of service established by GTrans under the NGA.

  . Other Federal, State and Local Agencies: The ongoing operations of GTrans will continue to be subject to regulation by a variety of other federal, state and local agencies following consummation of the Plan.

D.  RESTRUCTURING OF THE GENERATION BUSINESS.

  1. General.

   On or before the Effective Date, the majority of the assets associated with the Debtor's current generation business as set forth on Exhibit F-3 (the "Gen Assets") will be transferred to Gen and its subsidiaries or affiliates

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and Gen will operate as a separate electricity generation company thereafter.
Specifically, the Debtor's conventional hydroelectric generation facilities and certain lands,/23/ irrigation district and water agency contracts, the Helms Pumped Storage Facility, the Diablo Canyon Power Plant and associated lands and the Debtor's beneficial interest in the funds in the Debtor's nuclear decommissioning trusts associated with the Diablo Canyon Power Plant will be transferred to Gen and its subsidiaries. Gen and its subsidiaries will operate and manage the generation facilities (with the exception of two small non-FERC hydroelectric facilities, as described below) and associated lands in accordance with FERC and NRC operating license conditions, all applicable local, state and federal environmental laws and regulations, and consistent with sound environmental stewardship policies./24/ In addition, Gen and its subsidiaries will operate and manage its hydroelectric generation facilities consistent with a commitment to continued collaborative negotiations with stakeholders related to the relicensing of these facilities. The Parent's current environmental policy is included in its most recent annual corporate environmental reports that can be accessed at http://www.pgecorp.com./25/ Unlike other assets in the Debtor's current generation business, the Hunters Point Power Plant and Humboldt Bay Power Plant assets will remain with the Reorganized Debtor. This distinction is made because the Hunters Point Power Plant will be shut down and dismantled in the near future pursuant to a settlement agreement, while the Humboldt Bay Power Plant includes a small, non-operating nuclear power facility that is now in the early stages of decommissioning. The Reorganized Debtor will complete the decommissioning activities for these facilities subject to existing CPUC oversight and ratemaking.

   Additionally, the Debtor currently owns three small hydroelectric projects that are not subject to FERC operating licenses because the FERC has disclaimed mandatory licensing jurisdiction over these projects. Two of these projects, Lime Saddle and Coal Canyon (and their associated lands, appurtenances and water contracts), will be retained by the Reorganized Debtor, subject to existing regulatory jurisdiction./26/ The third project, Hamilton Branch, will be transferred to Gen or a subsidiary of Gen and will be incorporated within its FERC license application for the Upper North Fork Feather River Project, FERC Project No. 2105, to be submitted to the FERC no later than October 31, 2002, or an amendment to that application. Consequently, Hamilton Branch will be fully subject to FERC jurisdiction.

   Pursuant to section 365 of the Bankruptcy Code, the Debtor will also assume and assign to Gen and its subsidiaries certain of the continuing contractual obligations of the Debtor that are associated with the operation of the transferred generation business, including water supply contracts, after which the Debtor will be relieved of any obligations thereunder.

  2. Capitalization; Assets and Liabilities.

   Gen is a California limited liability company with Newco as its sole member. The Debtor is the sole shareholder of Newco. On or before the Effective Date, the Gen Assets will be transferred to Gen and its subsidiaries. Gen will transfer to the Debtor an estimated $850 million in cash resulting from the issuance of New Money Notes (such cash to be placed in a segregated account and drawn upon proportionately, together
--------
/23/ See Section VI.D.4 for an explanation of the treatment of lands associated with the hydroelectric business.
/24/ The Proponents note that prior predictions of adverse environmental impacts associated with the transfer of the Debtor's hydroelectric generation facilities were based on the assumption that new owners of the projects would significantly change operations to maximize revenues and that, for the same reason, new owners of the non-project lands owned by the Debtor in the affected watersheds would launch a massive commercial development program as to such lands unfettered by environmental and land use restrictions. That assumption, however, is inapplicable here. Under the power sales agreement between Gen and Reorganized Debtor, dispatch rights will be governed by operating procedures, which, among other things, will reflect operating practices in effect as of the effective date of the power sales agreement and all legally binding obligations such as license conditions. Further, the Reorganized Debtor will be using the output it receives under the power sales agreement for the same purpose as the Debtor does today--to best meet the load requirements of its retail customers. Also, Gen has no incentive to increase revenue by increasing output during the term of the power sales agreement. The power sales agreement rewards Gen for availability--most of its revenue under the power sales agreement is based on capacity and is not dependent on energy. In any event, Gen has no discretion to increase output during the term of the power sales agreement because dispatch is reserved to the Reorganized Debtor. Thus, for approximately twelve (12) years, there will be no significant changes in project operations.
/25/ Proponents do not have any present intention to change their corporate environmental policies. Such policies, however, are subject to change. /26/ Nothing in the Plan will affect or alter the existing regulatory jurisdiction of these projects.

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

with the cash transferred to the Debtor by ETrans and GTrans, as the first source of Cash payments to holders of Allowed Claims), approximately $1.25 billion in Long-Term Notes and $300 million in QUIDS Notes./27/ On or before the Effective Date, Gen and its affiliates and subsidiaries will also assume and thereafter in due course pay and fully satisfy the executory contracts and leases assigned to Gen as set forth on Schedules 6.1(b)(i) and 6.1(b)(ii) to the Plan Supplement, the liabilities and obligations of the Debtor assumed by Gen pursuant to the Master Separation Agreement and such other liabilities and obligations expressly assumed by Gen in the Plan. The Debtor will declare and, prior to the Reorganized Debtor Spin-Off, pay a dividend of the outstanding common stock of Newco to the Parent, and Gen will continue as an indirect wholly owned subsidiary of the Parent.

  3. Sale of Gen Output.

   Pursuant to the Plan, Gen and the Reorganized Debtor will enter into a power sales agreement whereby the Reorganized Debtor will purchase the output generated by Gen's facilities and produced under its power purchase agreements. See Section VI.F of this Disclosure Statement for more detailed information on the power sales agreement to be entered into between Gen and the Reorganized Debtor.

  4. Land Associated with the Hydroelectric Business.

   The Debtor owns approximately 132,000 acres of land that historically have been associated with hydroelectric generating facilities./28/ Approximately sixty percent (60%) (or roughly 78,000 acres) of these lands will be retained or ultimately owned by the Reorganized Debtor, provided that the parcel boundaries are adjusted as described below. These lands are comprised of numerous legal parcels. Certain of these legal parcels contain the Debtor's hydroelectric operational facilities (such as generators and reservoirs) or linear project operational facilities (such as canals and flumes) that are defined by FERC-licensed project boundaries. Other parcels contain facilities such as headquarters that support operations.

   The Reorganized Debtor will retain title to parcels of land surrounding Gen's hydroelectric facilities that are completely outside the FERC boundaries and on which no operational facilities, assets or rights are located (currently estimated to be approximately 30,000 to 36,000 acres). All other legal parcels wholly or partially encumbered by FERC-licensed project boundaries will be transferred to Gen on the Effective Date. On those legal parcels that contain both FERC-licensed operational facilities and land outside the FERC boundaries, Gen will apply for a lot line adjustment, subdivision approval or other regulatory approval necessary to adjust the parcel boundaries to conform, to the degree feasible, to the FERC-licensed project boundaries or the location of such operational facilities, assets or rights. In any event, Gen must retain rights necessary for the continued operations of its hydroelectric business. Upon such parcel boundary adjustment, which will not take place until after the Effective Date, Gen (or its affiliates or subsidiaries) will reconvey to the Reorganized Debtor any such land outside such adjusted parcel boundary. Any land retained by or reconveyed to the Reorganized Debtor will be subject to easements, leases or other interests for use in connection with the ongoing operations of ETrans, GTrans and Gen as contemplated under the Plan. Before the Confirmation Hearing, Proponents will document the proposed status of each affected parcel. The parcels of land retained by or reconveyed to Reorganized Debtor
--------
/27/ The amount of Cash to be paid by Gen to the Debtor will be reduced by the amount necessary to fund Gen's near-term working capital requirements. Further, the amounts of Gen Long-Term Notes and QUIDS Notes are each subject to reduction in the amounts equal to the Cash to be paid by the Debtor in lieu of fractional Gen Long-Term Notes and QUIDS Notes, respectively. In addition, the amount of Gen Long-Term Notes is further subject to reduction by Gen's proportionate share of the reduction in Long-Term Notes resulting from the use of Excess Cash to satisfy Claims. In contrast, if the estimated aggregate amount of Allowed Claims at the Effective Date is greater than that on which the aggregate amount of Long-Term Notes was based, additional Gen Long-Term Notes will be issued and the amount of Gen New Money Notes (and Cash to be paid by Gen to the Debtor) will be reduced by an approximately equal amount.
/28/ The Debtor submitted two separate Section 851 filings to the CPUC in May
     2000, proposing (1) to donate approximately 7,400 acres of lands to the California Waterfowl Association (Application A.00-05-029) and (2) a land exchange between the Debtor and the California Department of Parks and Recreation ("DPR") in which the Debtor would convey 186 acres of lands to DPR in exchange for approximately 244 acres of DPR property (Application A.00-05-030). The 7,586 acres of lands in these applications are in addition to the 132,000 acres. Should the CPUC not authorize the transfers under Applications A.00-05-029 and A.00-05-030, these lands will be transferred to Gen for use in its ongoing hydroelectric operations.

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may or may not be considered used and useful for public utility purposes and therefore may or may not be sold or transferred without review by the CPUC under California Public Utilities Code Section 851.

  5. Management and Employees.

   A list of the individuals who will serve as members of the board of control and executive officers of Gen as of the Effective Date, together with biographical information for such persons, is set forth on Exhibit J to this Disclosure Statement. The compensation to be paid to such individuals shall be filed with the Bankruptcy Court prior to commencement of the Confirmation Hearing. All of such information shall be available through the Bankruptcy Court's website at http://www.canb.uscourts.gov after it is filed. Officers and members of the board of control of Gen resulting from the Plan will comply with applicable federal law and regulation relating to interlocking directorates of public utilities, such as Section 305 of the FPA.

   Most of the current employees of the Debtor who provide services primarily for the generation business will be transferred to or offered comparable positions with Gen or its subsidiaries on or before the Effective Date. Job assignments or employment offers will be made consistent with the Debtor's and Gen's respective rights and obligations under applicable law, labor contracts and policies. The Debtor anticipates that a total of approximately 1,800 to 2,000 managerial, professional, administrative and union employees will be employed by Gen and its subsidiaries. In addition, Gen will use independent contractors consistent with the historical practices of the Debtor to augment its work force as necessary. To the extent any new employees are required by Gen, the Debtor does not expect the cost of such employees to have a material impact on the Plan. See Section VI.I and VI.J of this Disclosure Statement for more information on separation and human resources issues following the Restructuring Transactions.

  6. Regulation.

   a. Regulatory Approvals for Restructuring.

   In connection with the transfer of the Gen Assets to Gen and its subsidiaries or affiliates and the indirect transfer of the membership interests in Gen to the Parent, the Debtor will take certain actions with the following governmental agencies:

  . FERC: The Debtor and the Parent are requesting certain approvals, acceptances and declaratory orders from the FERC related to the implementation of the Plan as its affects Gen and its subsidiaries pursuant to Sections 8, 201, 203, 204, 205 and 305(a) of the FPA. The Debtor submitted such applications to the FERC on November 30, 2001. FERC established periods for the filing of interventions and protests with respect to such applications, each of which closed on or prior to February 11, 2002. A number of entities moved to intervene and filed comments, both supportive and adverse. A few entities also filed motions for dismissal, hearing or affirmative relief. The Debtor and/or its affiliates have answered such motions, asserting that no cause has been shown for dismissal, hearing or other similar relief and that the approvals, acceptances and declaratory orders sought by the Debtor and/or its affiliates should be promptly granted. Assuming no evidentiary hearing, the Debtor anticipates that the FERC approvals will be obtained within eight (8) months after the date the applications were filed with the FERC. See Exhibit G to this Disclosure Statement for a summary of such applications.

  . NRC: The Debtor is requesting the approval of the NRC in connection with the transfer of the license related to the Diablo Canyon Power Plant to Gen and its subsidiaries. In connection with its review process, the NRC will review the technical and financial ability of Gen and its subsidiaries to operate and ultimately decommission the nuclear facility, including the adequacy of the decommissioning trust for NRC-required decommissioning. The Debtor anticipates that the NRC approval will be obtained approximately nine (9) months to a year after the date the applications were filed with the NRC. The NRC may issue its approval prior to completion of any NRC public hearing that may be held. In such event, the approval may be subject to further conditions developed through the hearing process. The Debtor

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

     submitted such application to the NRC on November 30, 2001. See Exhibit G to this Disclosure Statement for a summary of such application.

  . SEC: Following the Restructuring Transactions, the Parent will be, as it is currently, a holding company exempt from registration under Section 3(a)(1) of PUHCA. Newco also will be a holding company exempt from registration under Section 3(a)(1). As the Parent and Newco will own two public utilities (solely as defined in PUHCA), ETrans and Gen, after the Restructuring Transactions are completed, the Parent and Newco are requesting SEC approval for the acquisition of the ETrans and Gen membership interests pursuant to Section 9(a)(2) of PUHCA. There will be a period of time prior to Debtor's dividend of the Newco common stock to the Parent in which the Debtor will own two public utility companies. The Parent and Newco are seeking a finding that such interim ownership does not require approval under Section 9(a)(2) or, alternatively, an approval of such interim ownership. Accordingly, the Parent, the Debtor and Newco submitted an application and/or declaration to the SEC on January 31, 2002. In connection with its review process, the SEC will examine and, as necessary, determine whether, among other things, (i) the transaction will unduly concentrate control of utility systems, (ii) the fees and commissions are reasonable, (iii) the transaction will unduly complicate the capital structures of the resulting system, (iv) applicable state laws have been complied with or preempted (and therefore are not applicable), and (v) the transaction will serve the public interest by providing benefits to an integrated public utility system. While not required to act on an application within any set period of time, the SEC generally issues its approval some time after all other regulatory approvals have been obtained.

  . Nuclear Decommissioning Trusts (the "Trusts"): The Trusts created to cover costs associated with the decommissioning of the Debtor's Diablo Canyon Power Plant and Humboldt Bay Power Plant Unit 3 are currently funded with an aggregate of approximately $1.3 billion. The Trusts include a CPUC jurisdictional "qualified" trust covering both facilities, a CPUC jurisdictional "non-qualified" trust covering Humboldt Bay and a FERC jurisdictional "qualified" trust covering both facilities. In connection with the Internal Restructurings, the Debtor will transfer its beneficial interests in the Trusts covering Diablo Canyon to Gen or a subsidiary of Gen. Pursuant to the provisions of the Trusts, the transfer of the Debtor's beneficial interests in the Trusts is subject to the approval of the CPUC and the FERC, as applicable. To the extent the FERC believes its consent is required, the Debtor is seeking the FERC's consent to the transfer of the Debtor's beneficial interests in the FERC jurisdictional "qualified" trust. The Proponents will request that the Bankruptcy Court recognize in its Confirmation Order or findings of fact and conclusions of law that the approval of the CPUC shall not be required in order to transfer the beneficial interest in the CPUC jurisdictional trust. The Reorganized Debtor will retain its beneficial interests in the Trusts for the purpose of decommissioning the Humboldt Bay Power Plant Unit 3. Upon completion of the transfer, the Trust funds will be used in a manner consistent with the terms of the Trusts following the Effective Date.

  . CPUC: If the Debtor were not subject to the jurisdiction of the Bankruptcy Court, under the California Public Utilities Code the approval of the CPUC would be required to transfer the generation assets from the Debtor to Gen and its subsidiaries or affiliates and to otherwise effect the Restructuring Transactions, including the transfer of the Debtor's beneficial interests in the Trusts. In addition, the CPUC has indicated that the transfer of the generating assets would be subject to environmental review under CEQA. CEQA applies to a private action where the action is a "project" subject to discretionary approval by a California public agency. Also, Section 377 of the California Public Utilities Code states that the Debtor is required to retain its remaining generation assets through 2005. In connection with the confirmation of the Plan, however, such approvals by the CPUC are not required because the Bankruptcy Code preempts the provisions of the California Public Utilities Code requiring such approvals. Because discretionary approval by the CPUC would not be required, CEQA would not apply to the transfer.

  . Other Federal Agencies: The Debtor and Gen and its subsidiaries will seek approval of various federal agencies for the transfer of federal permits, rights-of-way and other authorizations as required.

  . Other State and Local Agencies: The Debtor intends to follow the established procedures of other state and local agencies for the transfer or reissuance of various permits and licenses in connection with the

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     transfer and operation of the Gen Assets. Nevertheless, as discussed in
     Section VI.K of this Disclosure Statement, if any other state or local agency or subdivision denies the transfer or assignment of any of the Debtor's property, including existing permits or licenses, or the issuance of identical permits and licenses on the same terms and conditions as the Debtor's existing permits and licenses where both the Reorganized Debtor and Gen require such permit or license for their post-Effective Date operations, the Debtor reserves the right to seek relief from Bankruptcy Court as appropriate, including enforcement of the Confirmation Order under section 1142(b) of the Bankruptcy Code.

   b. Post-Restructuring Regulation of Gen.

   Upon consummation of the Plan, the operations of Gen will be subject to the jurisdiction of the following governmental agencies:

  . FERC: The FERC will have licensing and operating jurisdiction over the hydroelectric facilities and rate jurisdiction over the sale of the output of the entire portfolio of Gen and its subsidiaries.

  . NRC: The NRC will continue to have jurisdiction over the operations and eventual dismantling and decommissioning of the Diablo Canyon Power Plant without modification.

  . Other Federal, State and Local Agencies: The ongoing operations of Gen and its subsidiaries will continue to be subject to regulation by a variety of other federal, state and local agencies following consummation of the Plan.

E.  RESTRUCTURING OF THE DISTRIBUTION BUSINESS.

  1. General.

   Upon completion of the Restructuring Transactions, the Reorganized Debtor will be a local electric and gas distribution company serving retail customers in Northern and Central California. In general, the Reorganized Debtor will retain substantially all of the Debtor's distribution assets, comprised of the current assets of the Debtor that are not transferred to ETrans, GTrans, Gen or their respective subsidiaries or affiliates or otherwise sold pursuant to the Plan, all as described in Section VI of this Disclosure Statement. Unlike the other assets in the Debtor's current generation business, the Hunters Point Power Plant and Humboldt Bay Power Plant assets will remain with the Reorganized Debtor instead of being transferred to the Gen and its subsidiaries. See Section VI.D.1 of this Disclosure Statement for the reasons these assets will not be transferred to Gen. Pursuant to section 365 of the Bankruptcy Code, the Reorganized Debtor has or will assume the bilateral energy purchase agreements entered into between the Debtor and (a) third-party gas suppliers and (b) QFs and other third-party power suppliers. The Reorganized Debtor will retain the obligation to procure gas on behalf of its retail gas customers and has identified conditions upon which it will reassume the obligation to procure power on behalf of its retail electric customers as described in Section VI.G of this Disclosure Statement. The Reorganized Debtor will retain the Debtor's name, Pacific Gas and Electric Company, following the Effective Date of the Plan.

  2. Capitalization and Spin-Off.

   Currently, all of the outstanding shares of common stock of the Debtor are held directly or indirectly by the Parent. In addition, a number of series of preferred stock of the Debtor are issued and outstanding, all of which are held by public shareholders. Pursuant to the Plan, the Debtor will declare and pay a stock dividend to the Parent such that after such dividend is paid, the number of issued and outstanding shares of common stock of the Debtor directly held by the Parent will be the same as the number of issued and outstanding shares of common stock of the Parent. The Parent will declare, and complete the Reorganized Debtor Spin-Off by paying, a one-for-one dividend of the common stock of the Reorganized Debtor held by the Parent to the holders of record of Parent common stock as of a record date. Upon payment of the stock dividend, the shareholders of the Parent will become direct shareholders of the Reorganized Debtor.

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   The Debtor will not be required to register the common stock distributed in the Reorganized Debtor Spin-Off under the Securities Act of 1933, as amended (the "Securities Act"), but will furnish an information statement meeting the requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to the holders of common stock of the Parent prior to the date of the Reorganized Debtor Spin-Off. The common stock of the Debtor will be registered pursuant to the Exchange Act, and will generally be freely-tradable by the recipients on the Effective Date or as soon as practicable thereafter. The Debtor will apply to list the common stock of the Reorganized Debtor on the New York Stock Exchange. Following the Reorganized Debtor Spin-Off, the Reorganized Debtor will be a stand-alone local electric and gas distribution company separate from the current organizational structure of the Parent. The preferred stock of the Debtor will remain in place as preferred stock of the Reorganized Debtor.

   In connection with the Reorganized Debtor Spin-Off, the Reorganized Debtor will establish a rights plan. Pursuant to the rights plan, the Reorganized Debtor will distribute one (1) right (a "Right") for each outstanding share of common stock of the Reorganized Debtor. Each Right will entitle the holder to purchase from the Reorganized Debtor a unit of preferred stock or common stock. The Rights will not be exercisable until the distribution date and will expire at the close of business on the tenth anniversary of the date of the rights agreement pursuant to which they will be issued, unless earlier redeemed (which redemption may be effected in whole, but not in part, at a price of $0.01 per Right). The distribution date will occur upon the earlier of (a) ten (10) days after a public announcement that a Person or group (other than the Reorganized Debtor or any of its subsidiaries or employee benefit plans) has acquired or obtained the right to acquire beneficial ownership of fifteen percent (15%) or more of the then-outstanding shares of common stock of the Reorganized Debtor and (b) ten (10) business days (or later as determined by the Reorganized Debtor's board of directors) after the commencement of a tender or exchange offer that would result in such change in ownership. After the distribution date, certain triggering events will enable the holder of each Right (other than the potential acquirer) to purchase units of preferred stock or common stock at a fifty percent (50%) discount.

  3. Proposed Amendments to the Reorganized Debtor's Governing Documents.

   The Debtor obtained shareholder approval at the 2002 Annual Meeting of Shareholders for certain amendments to the Articles of Incorporation and Bylaws of the Debtor, which include structural defenses that will only become effective concurrent with or immediately following the Reorganized Debtor Spin-Off. The amendments would (a) divide the Board of Directors into three (3) classes to serve for terms of three (3) years if the authorized number of directors is fixed at nine (9) or greater, or divide the Board of Directors into two (2) classes to serve for terms of two (2) years if the authorized number of directors is fixed within the range of six (6) to eight (8); (b) incorporate a constituency provision that would authorize the Board of Directors to give due consideration to all factors considered relevant, including the interests of constituencies, when evaluating business combinations involving the Reorganized Debtor; (c) require that shareholder action be taken only at a meeting; (d) reduce the maximum number of authorized directors from seventeen (17) to nine (9) and the minimum number of authorized directors from nine (9) to five (5), and transfer the provision that fixes the range of authorized directors from the Bylaws to the Articles of Incorporation; and (e) transfer the provision that prohibits cumulative voting in the election of directors from the Bylaws to the Articles of Incorporation.

  4. Management and Employees.

   A list of the individuals who will serve as the directors and officers of the Reorganized Debtor as of the Effective Date, together with biographical information for such persons, is set forth on Exhibit J to this Disclosure Statement. The compensation to be paid to such individuals shall be filed with the Bankruptcy Court prior to commencement of the Confirmation Hearing. All of such information shall be available through the Bankruptcy Court's website at http://www.canb.uscourts.gov after it is filed. Officers and directors of the Reorganized Debtor resulting from the Plan will comply with applicable federal law and regulation relating to interlocking directorates of public utilities, such as Section 305 of the FPA.

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   Substantially all of the current employees of the Debtor who are not transferred to ETrans, GTrans or Gen will remain as employees of the Reorganized Debtor as of the Effective Date. In addition, the Reorganized Debtor will use independent contractors consistent with the historical practices of the Debtor to augment its work force as necessary. To the extent any new employees are required by the Reorganized Debtor, the Debtor does not expect such employees to have a material impact on the Plan. See Section VI.I and Section VI.J of this Disclosure Statement for more information on separation and human resources issues following the Restructuring Transactions.

  5. Regulation.

   a. Regulatory Approvals for Restructuring.

   In connection with the Internal Restructurings and the Reorganized Debtor Spin-Off, the Debtor will take certain actions with the following governmental agencies:

  .  FERC:  The Debtor, ETrans and Gen are requesting FERC approval under
     Section 204 of the FPA for the issuance of securities and potential assumption of debt, and the Debtor is seeking confirmation that the transaction complies with Section 305(a) of the FPA and Section 12 of the NGA, in connection with the Debtor's declaration and payment of the dividend of the common stock of Newco and, thus, indirectly the outstanding membership interests of each of ETrans, GTrans and Gen to the Parent and the Debtor's declaration and payment to the Parent of additional shares of its common stock. In addition, the Debtor and the Parent are requesting FERC approval for the Debtor's declaration and payment to the Parent of additional shares of its common stock and the various debt financings contemplated by the Plan. The Debtor submitted such applications to the FERC on November 30, 2001. FERC established periods for the filing of interventions and protests with respect to such applications, each of which closed on or prior to January 30, 2002. A number of entities moved to intervene and filed comments, both supportive and adverse. A few entities also filed motions for dismissal, hearing or affirmative relief. The Debtor and/or its affiliates have answered such motions, asserting that no cause has been shown for dismissal, hearing or other similar relief and that the approvals, acceptances and declaratory orders sought by the Debtor and/or its affiliates should be promptly granted. Assuming no evidentiary hearing, the Debtor anticipates that the FERC approvals will be obtained within eight (8) months after the date the applications were filed with the FERC. See Exhibit G to this Disclosure Statement for a summary of such applications.

  . NRC: The Debtor is requesting the approval of the NRC, to the extent necessary, in connection with indirect transfer of the licenses related to the shutdown nuclear generating unit at Humboldt Bay Power Plant associated with the separation of the Debtor from the current ownership of the Parent. In connection with its review process, the NRC will review the technical and financial ability of the Debtor to maintain and decommission the nuclear facility. The Debtor anticipates that the NRC approval will be obtained approximately nine (9) months to a year after the date the applications were filed with the NRC. The Debtor submitted such application to the NRC on November 30, 2001. See Exhibit G to this Disclosure Statement for a summary of such applications.

  . Trusts: The Debtor's beneficial interests in the Trusts related to the Humboldt Bay Power Plant will remain with the Reorganized Debtor and the Trust funds will be used in a manner consistent with the terms of the Trusts following the Effective Date.

  . CPUC: If the Debtor were not subject to the jurisdiction of the Bankruptcy Court, under the California Public Utilities Code the approval of the CPUC could be required for the change of ownership of the Debtor resulting from the Reorganized Debtor Spin-Off. In connection with the confirmation of the Plan, however, such approval is not required to effect such transfers because the Bankruptcy Code preempts such state law.

  . Other Federal Agencies: The Debtor will seek approval of various federal agencies for the transfer of federal permits, rights-of-way and other authorizations as required.

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  .  Other State and Local Agencies:  The Debtor intends to follow the established procedures of other state and local agencies for the transfer or reissuance of various permits and licenses in connection with the transfer and operation of the ETrans, GTrans and Gen Assets. Nevertheless, as discussed in Section VI.K of this Disclosure Statement, if any other state or local agency or subdivision denies the transfer or assignment of any of the Debtor's property, including existing permits or licenses, or the issuance of identical permits and licenses on the same terms and conditions as the Debtor's existing permits and licenses where both the Reorganized Debtor and any one or more of ETrans, GTrans or Gen require such permit or license for their post-Effective Date operations, the Debtor reserves the right to seek relief from the Bankruptcy Court as appropriate, including enforcement of the Confirmation Order under section 1142(b) of the Bankruptcy Code. In addition, if the Proponents were not subject to the jurisdiction of the Bankruptcy Court, they would be required to satisfy certain provisions of the California Corporations Code in connection with the Internal Restructurings and the Reorganized Debtor Spin-Off. In connection with the confirmation of the Plan, however, the satisfaction of such provisions is not required because federal law preempts such state law.

   b. Post-Restructuring Regulation of the Reorganized Debtor.

   Upon consummation of the Plan, the operations of the Reorganized Debtor will be subject to the jurisdiction of the following governmental agencies:

  . CPUC: The CPUC will continue to have jurisdiction over the operations and rates of the Reorganized Debtor.

  . NRC: The NRC will continue to have jurisdiction over the maintenance and decommissioning of the shutdown nuclear generating unit at Humboldt Bay Power Plant without modification.

  . Other Federal, State and Local Agencies: The Reorganized Debtor's ongoing operations will continue to be subject to regulation by a variety of other federal, state and local agencies following consummation of the Plan.

F.   CERTAIN CONTRACTS.

   Copies of the agreements discussed below are included in the Plan Supplement filed with the Bankruptcy Court on February 1, 2002, as amended. These agreements, however, are subject to revision. The following discussion of the agreements is subject to, and qualified in its entirety by, the full text of the agreements.

  1. Gen and Reorganized Debtor Power Sales Agreement.

   Pursuant to the Plan, Gen and the Reorganized Debtor will enter into a long-term power sales agreement under which the Reorganized Debtor will purchase the capacity of and energy generated by Gen's facilities and procured by Gen under its irrigation district and water agency power purchase agreements. The Reorganized Debtor will have the right to dispatch (i.e., direct the timing and level of operation) the facilities within legal and contractual constraints so that the output is delivered primarily when the Reorganized Debtor needs it to serve its retail customers. In this manner, the Reorganized Debtor will continue to have the flexibility now exercised by Debtor to dispatch the facilities in order to shape deliveries of energy products to best meet its load requirements.

   Gen is responsible for safely and reliably operating the generating facilities in accordance with legal and contractual requirements and the Reorganized Debtor's dispatch instructions and for maintaining high levels of availability. Gen's payment under the agreement will be largely based upon its ability to maintain high unit availability during periods of peak demand and to minimize forced and scheduled outages. If Gen fails to meet certain availability levels, its payment will drop. If it exceeds specified availability standards, its payment will increase. Gen will not sell power from its portfolio into the market until the final year of the agreement.

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   Pursuant to the agreement, the Reorganized Debtor is entitled to all of the output of Gen's facilities and all of the output associated with Gen's irrigation district and water agency power purchase agreements, including both ancillary services and energy. The agreement covers the Diablo Canyon Power Plant (approximately 2,174 MW), hydroelectric assets that the Debtor now owns (approximately 3,896 MW) and the output associated with irrigation district and water agency power purchase agreements (1,048 MW). Gen will not sell to the Reorganized Debtor a small amount of output from the facilities that Gen requires for their operation (station service) and an amount needed by Gen to satisfy certain obligations under a settlement agreement involving the City of Santa Clara (approximately 45 MW in 2003 and approximately 18 MW thereafter).

   The agreement has a twelve (12) year term. However, in the last year of the agreement, a portion of the output from the Diablo Canyon Power Plant and certain of the hydroelectric facilities will no longer be subject to the agreement. This phase-out is intended to avoid the potential market dislocations associated with the entire block of power covered by the agreement coming onto the market at one time.

   Based upon average water year conditions and assuming operation at target availability levels, the price for energy and capacity under the first year price in the agreement is approximately $0.045/kWh. The average levelized price over the life of the agreement is anticipated to be approximately $0.051/kWh. The exact pricing formula in the agreement is discussed below.

   The Reorganized Debtor will pay separately for capacity and energy under the agreement. The capacity charge accounts for approximately eighty-three percent (83%) of all payments the Reorganized Debtor will make under the agreement. The capacity charge, which varies to reflect the higher value of energy during certain times of year, is as follows: July and August: $20.50/kW--month; June, September and October: $15.25/kW--month; and November through May:
$12.00/kW--month.

   The capacity charge will be adjusted upwards or downwards, depending on whether Gen meets or fails to meet certain availability targets and the particular time of the year. To the extent that Gen is able to maintain and operate the generating facilities so that their availability to produce is greater than their historical availability, Gen will qualify for a bonus. To the extent that availability falls below these targets, Gen would receive a reduced capacity charge. Specifically:

  . during the peak season (July and August), if availability is equal to or higher than ninety-five percent (95%), Gen would receive a bonus of one and one-half percent (1.5%) for each one percent (1%) above ninety-five percent (95%) and would see its capacity charge reduced by an equivalent amount for each one percent (1%) below ninety-five percent (95%);

  . during the shoulder season (June, September and October), if availability is equal to or higher than ninety-two percent (92%), Gen would receive a bonus of one percent (1%) for each one percent (1%) above ninety-two percent (92%) and would see its capacity charge reduced by an equivalent amount for each one percent (1%) below ninety-two percent (92%);

  . during December and January of the off-peak season, if availability is equal to or greater than ninety-one percent (91%), Gen would receive a bonus of one percent (1%) for each one percent (1%) above ninety-one percent (91%) and would see its capacity charge reduced by an equivalent amount for each one percent (1%) below ninety-one percent (91%); and

  . during November and February through May of the off-peak season, Gen does not receive any bonuses but if availability is less than ninety percent (90%), it would see its capacity charge reduced by one percent (1%) for each one percent (1%) below ninety percent (90%).

   The energy charge accounts for approximately seventeen percent (17%) of all payments the Reorganized Debtor is expected to make under the agreement. The energy charge is $8/MWh for all generating facilities, except the Helms Pumped Storage Project. The energy charge for that facility is $0.4/MWh, reflecting the fact that most of the energy actually produced from the facility is a function of the amount of water pumped from the

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lower reservoir to the upper reservoir. The Reorganized Debtor will pay these pumping costs. The Helms energy charge, therefore, roughly reflects the payment for the portion of water that naturally flows into the upper reservoir.

   The agreement includes provisions concerning scheduled and unscheduled outages. During the off-peak season (November through May), the parties are expected to coordinate scheduled outages; during all other periods they are expected to agree on scheduled outages. In addition, the agreement includes specified periods of time during which refueling outages at Diablo Canyon are expected to occur. So long as these outages do not exceed the time specified in the contract, Diablo Canyon is deemed to be one hundred percent (100%) available. In all other cases, outages, whether scheduled or not, are reflected in reduced availability. This approach is designed to create incentives for Gen to perform maintenance as quickly as prudently possible and to complete as much maintenance as possible during periods when electricity is less valuable due to decreased demand.

   Gen is responsible for the cost of complying with all new regulatory requirements associated with its generating facilities and will be unable to adjust either the capacity charge or the energy charge if a new or changed regulatory requirement necessitates a substantial capital investment in one of its facilities. The only exception to this provision concerns material new costs associated with physical security at Diablo Canyon. If Gen is required to incur such costs, Gen and the Reorganized Debtor will be obligated to try to agree on a commercially reasonable equitable sharing of these increased costs. If, after ninety (90) days, they are unable to do so, Gen may ask the FERC for a modification of its capacity charge to reflect what the FERC deems an equitable sharing of these costs. To the extent new state requirements increase the costs of decommissioning Diablo Canyon, such costs will be charged to the Reorganized Debtor. Additionally, the capacity charge payable by the Reorganized Debtor will increase or decrease to reflect any new taxes or other assessments directed at the generation, sale, purchase, ownership, operation and/or transmission of energy, energy goods and services or the operation or ownership of generation facilities, excluding local property taxes.

   In order for the Reorganized Debtor to dispatch the generating facilities so as to maximize their value, Gen is obligated to provide timely and accurate information both on the availability of the units and on conditions external to the units that affect dispatch (e.g., water availability). If Gen fails to properly deliver this information, it may be required to pay the Reorganized Debtor damages based on terms and conditions specified in the agreement. In addition, if Gen fails to maintain an overall sixty percent (60%) availability of its units for twelve (12) consecutive months, the Reorganized Debtor may terminate the agreement, unless Gen pays liquidated damages, also based on a formula specified in the agreement. Gen may terminate the contract if the Reorganized Debtor fails to meet its payment obligations, in which case it would be entitled to damages in an amount equal to the value of the remaining term of the agreement.

   As discussed in Exhibit G to this Disclosure Statement, Gen has submitted the proposed power sales agreement to the FERC for its approval under Section 205 of the FPA. Unless the FERC finds the agreement to be just and reasonable, it will not become effective. Except for the Diablo Canyon physical security provision of the agreement, both parties waive their rights under the agreement to unilaterally change or challenge the rates, terms and conditions of the agreement at the FERC.

  2. GTrans and Reorganized Debtor Transportation and Storage Services
  Agreement.

   Pursuant to the Plan, GTrans and the Reorganized Debtor will enter into an agreement related to gas transportation and storage rights. This agreement, subject to approval of the FERC, will ensure that the Reorganized Debtor has sufficient firm gas transportation and storage capacity to enable it to perform its core procurement function reliably. Pursuant to this agreement, the Reorganized Debtor will, for the term of the agreement, take the same level of transportation and storage services from GTrans as the Debtor currently takes under the Debtor's existing gas transmission and storage tariffs, until such tariffs are superseded. The agreement will require GTrans and the Reorganized Debtor to enter into certain service agreements that will apply during the period that the existing tariffs remain in effect. At such time as the tariffs are superseded, the Reorganized

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Debtor and GTrans will enter into new FERC-approved service agreements (the
"New Service Agreements") under which the Reorganized Debtor will take the levels of transportation and storage service that it believes necessary to meet the service reliability needs of its customers, under the rates and service terms and conditions that result from any subsequent rate and tariff filing made by GTrans with the FERC under Section 4 of the NGA.

   The levels of transportation and storage services that the Reorganized Debtor will take under the New Service Agreements will consist of agreed-upon base amounts plus any additional amounts that the Reorganized Debtor elects to take pursuant to options to purchase additional services, which GTrans will grant to the Reorganized Debtor under the agreement, and which Reorganized Debtor will be required to exercise prior to the applicable FERC open season. The terms of the service commitments under the New Service Agreements will be ten (10) years from the date that the existing tariffs are superseded, except in the case of certain storage services for which expansion capacity is required, in which case the term for such services will be fifteen (15) years from the in-service date of such expansion capacity. The Reorganized Debtor will have an opportunity to participate before FERC as an unaffiliated and interested party in the Section 4 process.

   Subject to approval and implementation of the Plan and transfer of the GTrans Assets to FERC jurisdiction, the Debtor and GTrans have agreed to offer the City of Palo Alto a Transmission and Storage Services Agreement ("TSSA") on terms and conditions that provide full parity of treatment with that provided to the Reorganized Debtor in its separate TSSA, including, but not limited to:
(a) the opportunity to reserve, in advance of any open-season process, a defined amount of transmission and storage capacity in any amount up to the amount sufficient to meet the City of Palo Alto's projected Abnormal Peak Day ("APD") requirements, subject to applicable limits on the amount of each such form of capacity; and (b) subject to approval by the FERC of the Gas Accord rates for the Transition Period (as proposed and defined in the Debtor's
Section 7 November 30, 2001, filing at the FERC), GTrans' commitment to propose "vintage rates" for that portion of Redwood Path capacity currently held by the City of Palo Alto (6,148 Dth/day) as part of GTrans' initial Section 4 rate case before the FERC, to become effective prospectively after a final FERC order.

  3. Master Separation and Distribution Agreement.

   The Master Separation and Distribution Agreement (the "Master Separation Agreement") to be entered into by and among the Parent, the Debtor, Newco, ETrans, GTrans and Gen prior to the Effective Date will set forth the transactions necessary to effectuate the Restructuring Transactions as contemplated by the Plan and include, as exhibits, forms of the asset transfer assignment and assumption agreements to be used in connection with the transfer of the ETrans Assets, GTrans Assets and Gen Assets. The Master Separation Agreement will also set forth the procedures with respect to the pursuit and collection of any recovery in connection with the Rate Recovery Litigation, and for the method by which the net after-tax costs related to the Chromium Litigation will be allocated among the parties.

   The Master Separation Agreement will also include covenants and agreements that will survive the Effective Date and Reorganized Debtor Spin-Off. These include post-separation further assurance covenants to make certain that all of the transfers and other actions contemplated by the Master Separation Agreement are effected. The Master Separation Agreement will also include requirements with respect to the sharing of information among the parties, record retention policies, confidentiality of information, provision of witnesses, protection and assertion of privilege and waivers of conflicts of interest in respect of counsel.

   The Master Separation Agreement will give each party rights to make claims under certain existing insurance policies, and provide procedures regarding insurance administration and processing of claims. Under the Master Separation Agreement, each party will indemnify the other parties for breaches of the agreement. In addition, the parties will indemnify the other parties for failure to satisfy the liabilities they will assume and, if applicable, for securities law liabilities related to the offerings of their long-term debt as contemplated by the Plan and distribution of any information statement in connection with the Reorganized Debtor Spin-Off. The

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parties will also indemnify each other in respect of certain liabilities they will share. The agreement will also set forth the procedures to be followed in respect of indemnification, including selection of attorneys, settlement of claims, substitution, subrogation and similar matters. The Master Separation Agreement will further provide for the treatment of certain assets to be shared by the parties.

   The Master Separation Agreement will also address the methods by which disputes among the parties related to the separation of the businesses will be resolved, which include negotiation, mediation and arbitration and limits the damages that can be awarded. The Master Separation Agreement will further address certain employee benefit matters, including the treatment of Parent stock options and the disposition of assets of and responsibilities for certain retirement plans, medical plan trusts and life insurance trusts.

  4. Tax Matters Agreement.

   A separate agreement (the "Tax Matters Agreement") will allocate between the Parent and the Reorganized Debtor tax liabilities relating to periods or portions thereof ending on or before the date of the Reorganized Debtor Spin-Off, allocate responsibility for any taxes that result from the Internal Restructurings or the Reorganized Debtor Spin-Off and set forth procedures for making tax payments and handling tax disputes with tax authorities. Generally, liability of the Reorganized Debtor for consolidated or combined federal or state income or franchise taxes for tax periods ending on or before the Reorganized Debtor Spin-Off will be determined on a stand-alone methodology similar to that currently used to allocate such taxes to the Reorganized Debtor. Income taxes resulting from the Internal Restructurings or the Reorganized Debtor Spin-Off, net of any deemed tax benefit of resulting adjustments, generally will be shared equally by the Reorganized Debtor and the Parent. However, the Tax Matters Agreement will provide for each of the Parent and the Reorganized Debtor to indemnify the other party if they or any of their respective subsidiaries cause any of the transactions contemplated by the Internal Restructurings or the Reorganized Debtor Spin-Off to become taxable.

G.  NET OPEN POSITION.

   The price and volume risk associated with the procurement of energy to fulfill the net open position of the Debtor's electric customers, combined with the CPUC's refusal to allow these costs to be passed through to customers in rates, are the principal reasons the Debtor filed the Chapter 11 Case. As described in Section IV of this Disclosure Statement, as wholesale prices for electricity in California began to increase in June 2000, the Debtor was forced to pay escalating prices for electricity it could not provide through its own generation portfolio or contracted-for generation. At the same time, the CPUC refused to allow the Debtor to recover these costs from its retail customers or mitigate these high costs through purchases outside of the PX prior to August 2000. The CPUC also refused to provide assurances that the Debtor's purchases outside of the PX after August 2000 would not expose it to significant cost-recovery risk. In January 2001, the Debtor's credit rating was reduced to below investment grade and it was no longer in a position to procure power in the electricity market on behalf of its retail customers. Thereafter, the DWR began to purchase power to satisfy the net open position and supply the Debtor's customers with supplemental power. The DWR continues to serve the net open position today.

   As a practical matter, the DWR will continue to serve the net open position until the Debtor is restored to financial health and generators and power marketers are again willing to sell power to the Debtor with confidence that they will be paid in a timely manner for such power. However, in order to ensure the financial viability of the Plan, the Plan provides that the following conditions must be fulfilled before the Reorganized Debtor will reassume the responsibility for the net open position of its electric customers not already provided by the DWR Contracts: (1) the Reorganized Debtor receives an investment-grade credit rating from S&P and Moody's (which will necessarily occur on the Effective Date, but must remain in place on such date as the other conditions are satisfied); (2) the Reorganized Debtor receives assurances from S&P and Moody's that the Reorganized Debtor's credit rating will not be downgraded as a result of the reassumption of the net open position; (3) there is an objective retail rate recovery mechanism in place pursuant to which the Reorganized Debtor is able to fully

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recover in a timely manner its wholesale costs of purchasing electricity to satisfy the net open position; (4) there are objective standards in place regarding pre-approval of procurement transactions; and (5) subsequent to reassumption of the net open position, the conditions in clauses (3) and (4) remain in effect. The satisfaction of the conditions in clauses (3) and (4) is within the CPUC's control. The Plan provides that the Reorganized Debtor will not reassume the net open position of its electric customers until these conditions are met, as this approach is crucial to establishing the financial viability of the Reorganized Debtor and the overall feasibility of the Plan.

   As described in Section IV.B.5 of this Disclosure Statement, the DWR has purchased power on the spot market and negotiated long-term power purchase contracts in partial fulfillment of its procurement obligations pursuant to AB 1X. The DWR is currently selling a portion of this power to the Debtor's customers. Consistent with applicable law, the Debtor acts as the billing and collection agent for the DWR's sales to the Debtor's retail customers. The Debtor does not take title to the DWR power or have any financial responsibility for the sale of such DWR power. The Debtor does not intend to accept an assignment of power procurement contracts executed by the DWR. In order to ensure the financial viability of the Plan, the Plan provides that the Reorganized Debtor will not accept, directly or indirectly, an assignment of the DWR Contracts.

H.  LITIGATION.

  1. Rate Recovery Litigation.

   On November 8, 2000, the Debtor commenced the Rate Recovery Litigation in federal court in a case styled Pacific Gas and Electric Co. v. Loretta Lynch, et. al., No. C-00-4128-SBA (N.D. Cal). In the Rate Recovery Litigation, the Debtor asked the court for declaratory and injunctive relief compelling the State to recognize the Debtor's right to recover in retail rates the costs that it incurred or incurs in the federally-regulated wholesale market. The Debtor argued that its wholesale power costs were incurred pursuant to filed rates and tariffs that the FERC had authorized and approved and, under the United States Constitution and numerous court decisions, such costs cannot be disallowed by state regulators, as such actions would be preempted, unlawfully interfere with interstate commerce and result in an unlawful taking and confiscation of the Debtor's property.

   On January 29, 2001, the Rate Recovery Litigation was transferred to the United States District Court for the Central District of California, where a similar case filed by Southern California Edison was pending. On March 19, 2001, the court heard argument on the CPUC's motion to dismiss the Debtor's amended complaint. On May 2, 2001, the District Court judge dismissed the Debtor's amended complaint, without prejudice to refiling at a later date, on the ground that the Rate Recovery Litigation was premature since two CPUC decisions had not become final under California law. The court rejected all of the CPUC's other arguments for dismissal of the Debtor's complaint. On August 6, 2001, the Debtor refiled its Rate Recovery Litigation in the United States District Court for the Northern District of California, based on the Debtor's belief that the CPUC decisions referenced in the court's May 2, 2001 order had become final under California law. The CPUC and TURN have filed motions to dismiss the complaint. On November 26, 2001, the case was transferred to District Court Judge Walker in the Northern District of California as a related case with the Debtor's appeal of the Bankruptcy Court's denial with prejudice of the Debtor's request for injunctive and declaratory relief against the retroactive accounting order adopted by the CPUC in March 2001.

   In the Rate Recovery Litigation, the Debtor asks the court to declare that the CPUC was without jurisdiction to enter its decisions prohibiting recovery of the Debtor's wholesale power purchase costs to the extent procurement of that power and incurrence of those costs was otherwise found to have been reasonable, and that state law as interpreted in such decisions is unconstitutional and unenforceable insofar as it prevents the Debtor from recovering its entire interstate electric transmission and wholesale power purchase costs in retail rates, in that such prohibition is preempted by federal law and violates the Commerce Clause of the United States Constitution. The Debtor also asks that the court declare that state law, as interpreted by the CPUC, is unconstitutional and unenforceable insofar as it produces a confiscatory result and fails to provide just compensation for the taking of private property for public use, in that it violates the Takings and Due Process

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Clauses of the United States Constitution. The Debtor asks for a preliminary and permanent injunction requiring defendants, and each of them, immediately to comply with the court's declarations and restraining defendants, and each of them, from taking any actions, including maintaining or implementing any rates, contrary to the declarations. If the Debtor prevails in the Rate Recovery Litigation, it would be entitled to require the CPUC to adjust retail electric rates to allow recovery of the Debtor's then-remaining balance of unrecovered interstate electric transmission and wholesale power purchase costs.

   Prior to the distribution of the outstanding common stock of Newco to the Parent, the Debtor will assign to Newco or a subsidiary of Newco the rights to an amount equal to ninety-five percent (95%) of the net after-tax proceeds from any successful resolution of the Rate Recovery Litigation and resulting CPUC rate order requiring collection of wholesale costs in retail rates. The Reorganized Debtor will retain the rights to five percent (5%) of such proceeds./29/ Newco will not sell, dividend, pledge or otherwise transfer any part of its ninety-five percent (95%) interest in such net proceeds at any time prior to the occurrence of a Litigation Transfer Event. Under the Plan, a Litigation Transfer Event occurs if the Long-Term Notes of each of ETrans, GTrans and Gen trade at or above par for thirty (30) days (which need not be consecutive days and which need not be the same days for each issue of the Long-Term Notes) during any sixty (60) Business Day period.

   The Proponents believe that the foregoing allocation of proceeds is appropriate because (a) the proceeds from the Rate Recovery Litigation do not constitute any part of the consideration being used, pursuant to the Plan, to pay in full all Allowed Claims and (b) ultimately the Parent, as the common shareholder of the Debtor, was the entity economically harmed because the CPUC did not allow full recovery of wholesale prices. The write down of the regulatory assets associated with the disallowance of recovery of lawful federally filed energy charges caused the Debtor's creditworthiness to plunge, resulting in its inability to pay dividends and a corresponding reduction in common equity value. The Proponents recognize that pursuing this matter will likely consume time, energy and resources of the Reorganized Debtor. Accordingly, a portion of the net after-tax proceeds from the Rate Recovery Litigation will be retained by the Reorganized Debtor.

  2. Compressor Station Chromium Litigation.

   The Debtor is currently a defendant in the following sixteen (16) civil actions pending in California courts relating to alleged chromium contamination: (1) Aguayo v. Pacific Gas and Electric Company, filed March 15, 1995, in Los Angeles County Superior Court; (2) Aguilar v. Pacific Gas and Electric Company, filed October 4, 1996, in Los Angeles County Superior Court;
(3) Acosta, et al. v. Betz Laboratories, Inc., et al., filed November 27, 1996, in Los Angeles County Superior Court; (4) Adams v. Pacific Gas and Electric Company and Betz Chemical Company, filed July 25, 2000, in Los Angeles County Superior Court; (5) Baldonado v. Pacific Gas and Electric Company, filed October 25, 2000, in Los Angeles County Superior Court; (6) Gale v. Pacific Gas and Electric Company, filed January 30, 2001, in Los Angeles County Superior Court; (7) Monice v. Pacific Gas and Electric Company, filed March 15, 2001, in San Bernardino County Superior Court; (8) Fordyce v. Pacific Gas and Electric Company, filed March 16, 2001, in San Bernardino Superior Court; (9) Puckett v. Pacific Gas and Electric Company, filed March 30, 2001, in Los Angeles County Superior Court; (10) Alderson, et al. v. PG&E Corporation, Pacific Gas and Electric Company, Betz Chemical Company, et al., filed April 11, 2001, in Los Angeles County Superior Court; (11) Bowers, et al. v. Pacific Gas and Electric Company, et al., filed April 20, 2001, in Los Angeles County Superior Court;
(12) Boyd, et al. v. Pacific Gas and Electric Company, et al., filed May 2, 2001, in Los Angeles County Superior Court; (13) Martinez, et al. v. Pacific Gas and Electric Company, filed June 29, 2001, in San Bernardino County Superior Court; (14) Kearney v. Pacific Gas and Electric Company, filed November 15, 2001, in Los Angeles County Superior Court; (15) Miller v. Pacific Gas and Electric Company, filed November 21, 2001, in Los Angeles County Superior Court; and (16) Lytle v. Pacific
--------
/29/ As discussed in Section VI.L.1 of this Disclosure Statement, the Debtor is subject to California Public Utilities Code Section 367(b), which authorizes the CPUC to determine the market value of the Debtor's non-nuclear generating assets by no later than December 31, 2001 and provide that value to ratepayers through a credit against the obligation of ratepayers to compensate the Debtor for its utility generation-related "transition" costs. The amount of this credit once applied for ratemaking purposes could ultimately have the ratemaking effect of offsetting a portion of the amount of proceeds from the Rate Recovery Litigation collected in retail rates.

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Gas and Electric Company, filed March 22, 2002, in Yolo County Superior Court.
The Debtor has not yet been served with the complaints in the Gale, Fordyce, Puckett, Alderson, Bowers, Boyd, Martinez, Kearney or Miller cases.

   There are now approximately 1,280 plaintiffs in the Chromium Litigation with claims against the Debtor. Each of the complaints alleges personal injuries and seeks compensatory and punitive damages in an unspecified amount arising out of alleged exposure to chromium contamination in the vicinity of the Debtor's gas compressor stations located at Kettleman, Hinkley, and Topock, California. The plaintiffs include current and former employees of the Debtor and their relatives, residents in the vicinity of the compressor stations and persons who visited the gas compressor stations. The plaintiffs also include spouses or children of these plaintiffs who claim loss of consortium or wrongful death.

   The discovery referee has set the procedures for selecting trial test plaintiffs and alternates in the Aguayo, Acosta and Aguilar cases (the "Aguayo Litigation"). Ten (10) of these trial test plaintiffs were selected by plaintiffs' counsel, seven (7) plaintiffs were selected by defense counsel and one (1) plaintiff and two (2) alternates were selected at random. Although a date for the first test trial in the Aguayo Litigation was set for July 2, 2001, in Los Angeles County Superior Court, the Chapter 11 Case automatically stayed all proceedings.

   Prior to the Petition Date, the Debtor was responding to the complaints that were served and asserting affirmative defenses. As of the Petition Date, the Debtor had filed thirteen (13) summary judgment motions challenging the claims of the trial test plaintiffs in the Aguayo Litigation and completed discovery of plaintiffs' experts. Plaintiffs' discovery of the Debtor's experts was underway. At this stage of the proceedings and the claims objections process, there is substantial uncertainty concerning the claims alleged, and the Debtor is attempting to gather information concerning the alleged type and duration of exposure, the nature of injuries alleged by individual plaintiffs and the additional facts necessary to support its legal defenses in order to better evaluate and defend this litigation and the proofs of claim filed.

   Approximately 1,250 individuals have filed proofs of claim in this Chapter 11 Case (nearly all by plaintiffs in the Chromium Litigation) asserting that exposure to chromium at or near the compressor stations has caused personal injuries, wrongful death or related damages. On November 14, 2001, the Debtor filed its Omnibus Objections to Chromium Claims and its Motion to Certify and Transfer the Chromium Claims to the federal District Court. On January 8, 2002, the Bankruptcy Court issued a Memorandum of Decision denying the Debtor's Motion to Certify and Transfer the Chromium Claims to Federal District Court, granting the Claimants' Motion for Abstention and granting the Claimants' Motion for Relief from Stay. The Memorandum of Decision required the parties to prepare orders that will lift the automatic stay and allow the state court lawsuits to proceed for those individuals who timely filed Claims in the Chapter 11 Case and filed state court lawsuits prior to the Petition Date. Orders granting relief from stay have been entered.

   As set forth in the objections, the Debtor's position is that all of the Chromium Litigation Claims should be disallowed because they are legally and factually deficient. The claimants cannot establish that exposure to chrome six from the Debtor caused their alleged injuries and will be unable to present admissible scientific evidence that exposure to environmental (as opposed to occupational) levels of chrome six can cause the massive list of ailments they claim. First, the medical and scientific literature does not support the conclusion that ingestion of chrome six through drinking water causes any type of cancer or other serious disease. For example, the EPA Office of Water has concluded: "There is no evidence that chromium in drinking water has the potential to cause cancer from lifetime exposure in drinking water." EPA Office of Water: Drinking Water and Health, Technical Fact Sheet On: Chromium. In addition, a "blue ribbon" panel of distinguished scientists created by the California Office of Environmental Health and Hazard Assessment ("OEHHA") to review the scientific literature "found no basis in either the epidemiological or animal data published in the literature for concluding that orally ingested Cr(VI) [chrome six] is a carcinogen." OEHHA Chromate Toxicity Review Committee, Scientific Review of Toxicological, and Human Health Issues Related to the Development of a Public Health Goal for Chromium (VI), Aug. 31, 2001. Nor does the medical and scientific literature support any claim that exposure to environmental

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levels of airborne chromium causes the illnesses claimed. As the OEHHA panel of scientists concluded after reviewing the scientific literature, "[t]aken together, the epidemiologic data on [chrome six] exposure from environmental sources (as opposed to generally much higher occupational exposures) provide no support for a causal association of exposure to [chrome six] and overall or site-specific cancer mortality for the general public." Id.

   Second, the Chromium Litigation Claims are procedurally and legally deficient. Most, if not all, of the Chromium Litigation Claims are untimely. The first lawsuits for alleged exposure to chromium from the Debtor were filed in 1994. The Chromium Litigation Claims are barred because Claimants knew, or should have known, of the basis of their Claims well over one (1) year before they filed the pending state court lawsuits or Claims at issue. See McKelvey v. Boeing North American Inc., 74 Cal. App. 4th 151, 160 (1999). In addition, the Chromium Litigation Claims filed by current or former employees of the Debtor are further deficient because workers' compensation is the exclusive remedy to resolve such Claims. Moreover, the grossly inflated damages asserted are not substantiated by the proofs of claim filed. Finally, the Claims are also inflated because they incorrectly seek to recover punitive damages against the Debtor-in-Possession for the use of chromium water treatment products that ceased more than fifteen (15) years ago.

   For accounting purposes, the Debtor reserved $160 million for the Chromium Litigation as described in the Plan. However, for all of the reasons set forth in the objections and summarized above, it is the Debtor's position that the complaints in the Chromium Litigation are subject to legal and factual defenses, and that the Chromium Litigation Claims are not valid claims. While all Chromium Litigation Claims are Disputed Claims, the Chromium Litigation Claims are part of Class 8 under the Plan and accordingly are accorded pass-through treatment under the Plan. The aggregate after-tax amount of any liability resulting from the Chromium Litigation will be divided among ETrans, GTrans, Gen and the Reorganized Debtor approximately as follows: twelve and one-half percent (12.5%), twelve and one-half percent (12.5%), twenty-five percent (25%) and fifty percent (50%), respectively.

  3. BFM Contract Seizure Litigation.

   On February 5, 2001, the Governor, acting under California's Emergency Services Act, commandeered the Debtor's BFM contracts for the benefit of the State. The seized BFM contracts require the counterparties to deliver specified MW blocks of electricity during peak hours throughout 2001 at agreed-upon prices. The Debtor entered into the BFM contracts at times when wholesale electricity prices were lower than when the contracts were commandeered. The Debtor believes that the BFM contracts have significant value, as they entitled the Debtor to purchase power for less than the market rates at the time the contracts were commandeered.

   The Debtor filed an administrative claim with the California Victim Compensation and Government Claims Board based on the Governor's seizure of the BFM contracts. Southern California Edison (whose BFM contracts were commandeered on or about February 2, 2001), the PX (through the PX Participants' Committee appointed in the PX's bankruptcy case) and twenty-nine
(29) PX participants also filed administrative claims related to the Governor's seizure of the BFM contracts. Southern California Edison's claim was subsequently resolved as part of a broader settlement with the State of California. On October 19, 2001, the Debtor, the PX Participants' Committee, two PX participants and the State Attorney General appeared before the board to address whether the claims should be summarily rejected on the non-substantive ground of complexity (so that the parties could proceed with the Superior Court litigation, as discussed below), as well as on the merits of the claims. Following that hearing, the board decided to conduct further proceedings on the BFM claims in order to "find the value of the commandeered property." The board also stated its view that "insufficient evidence has been provided by the parties to find such value," and scheduled a hearing for February 27, 2002 to allow further argument on this matter, and established certain discovery procedures with respect thereto. In conjunction with this ruling, an administrative law judge for the board scheduled a prehearing conference for November 30, 2001, established certain pretrial procedures and found that certain issues are "beyond the pale of this administrative proceeding and [this tribunal] is therefore inclined to dismiss [these] matters before the board for lack of subject matter jurisdiction."

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   The November 30, 2001 prehearing conference was later continued by the administrative law judge to allow the Debtor and other claimants an opportunity to file a writ of mandate challenging the board's jurisdiction to continue hearing this matter. On December 10, 2001, the Debtor and the PX Participants' Committee each filed a writ of mandate in Sacramento Superior Court seeking to terminate the board proceeding for lack of jurisdiction and also requesting a stay of the board proceedings until such time as the writ could be heard. On December 12, 2001, the Sacramento Superior Court granted the Debtor's request for a stay and scheduled a hearing on the writ of mandate for January 25, 2002. That date was subsequently vacated by the Sacramento Superior Court. In February 2002, the Sacramento Superior Court determined that the writs were related to the coordinated cases (discussed below) and assigned the writs to Judge James T. Ford. The writs were heard before Judge Ford on March 1, 2002.

   On July 16, 2001, the Debtor also filed a complaint against the State of California in San Francisco Superior Court to recover the value of the seized BFM contracts alleging that the State's seizure of the contracts was an inverse condemnation. The PX and a PX participant filed similar suits against the State in Los Angeles County Superior Court. The State has filed motions to dismiss the three complaints arguing that the plaintiffs have not joined all indispensable parties and that the parties have not fully exhausted administrative remedies. Subsequently, the State filed an action for declaratory relief in Sacramento Superior Court that sought adjudication regarding certain aspects of the State's seizure of the BFM contracts.

   The PX filed with the California Judicial Council a motion to coordinate the various Superior Court actions. The judge in Los Angeles County Superior Court overseeing the PX's coordination motion has stayed each of the State's motions to dismiss until a decision is made regarding coordination. As part of a larger stipulation, all parties, including the State, agreed to coordination of the proceedings. On October 12, 2001 the Los Angeles County Superior Court judge ruled that Sacramento Superior Court is the appropriate venue for the coordinated proceedings.

   The State filed a motion in the Bankruptcy Court seeking relief from the automatic stay to amend a declaratory relief action filed in Sacramento Superior Court regarding the rights and obligations of the parties with respect to the BFM contracts commandeered by the State to add the Debtor and the PX as defendants. The motion was resolved by stipulation whereby relief was granted for the State solely to pursue and defend claims in Superior Court related to whether, how much, and to whom the State may be adjudged to pay, if anything, for the commandeering of the BFM contracts. The parties reserved their rights to argue their respective positions as to whether this filing resulted in a waiver of sovereign immunity. In addition, all parties agreed that (a) they will enter into a stipulation requesting that the claims before the board be summarily rejected as unduly complex and (b) all administrative remedies regarding the state court inverse condemnation claims on the BFM contracts have been exhausted. By its order of October 11, 2001, the Bankruptcy Court approved such stipulation. On October 15, 2001, one of the defendants in the Sacramento Superior Court action filed by the State filed a notice of removal of that proceeding pursuant to 28 U.S.C. 1441(b) to the United States District Court for the Eastern District of California. The State subsequently filed a motion to remand the action to state court and the District Court granted the State's motion on January 14, 2002.

   The coordinated cases were assigned to Judge Ford, who held the first case management conference on the cases on February 15, 2002. At this hearing, Judge Ford ruled that the State was to complete service of its declaratory relief action on all defendants by March 8, 2002 and that all responsive pleadings must be filed by April 15, 2002. All discovery in the case is stayed until further order. At a hearing on March 1, 2002, the Court granted the Debtor's writ and ordered the Board to issue its notice of rejection by March 22, 2002. At a March 15, 2002 status conference, the Court ordered that the State had until March 22, 2002 to file and serve any demurrer to the complaints. No hearing date or date for opposition briefs was set. This issue was addressed at a continued status conference on April 5, 2002. Finally, the Debtor filed an amended complaint adding a cause of action under the California Emergency Services Act on March 11, 2002.

   Prior to the distribution of the outstanding common stock of Newco to the Parent, the Debtor will assign to Newco or a subsidiary of Newco the rights to the BFM Contract Seizure Litigation. To the extent that the BFM

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Contract Seizure Litigation is resolved prior to the Effective Date, (a) the
Debtor and the PX Participants' Committee will negotiate in good faith as to the application of any proceeds of the BFM Contract Seizure Litigation and (b) the Debtor, the PX Participants' Committee and the individual participants reserve all rights against each other and other parties who assert claims with respect to or interests in the BFM contracts.

  4. Claims against the State.

   The Debtor was forced to seek relief under chapter 11 of the Bankruptcy Code in part because of the unlawful actions of the State and the CPUC relating to the recovery of transition costs and the filings to timely conclude that the conditions for ending the rate freeze had been satisfied. The Debtor believes that such actions or inactions constituted or resulted in an unlawful confiscation and taking of the Debtor's property and that the Debtor and the Parent have valid Causes of Action against the State for such conduct. On January 17, 2002, the Debtor filed an administrative claim against the State before the California Victim Compensation Board, alleging that the State breached its statutory contract with the Debtor under AB 1890 when the State enacted legislation in January 2001 repealing the provisions of AB 1890 that provided the Debtor's generating facilities would be exempt from CPUC regulation no later than December 31, 2001. The Debtor's claim alleges that the State's breach of contract has caused the Debtor at least $4.3 billion in damages, representing the diminished value of the Debtor's generating assets. On February 22, 2001, the Board voted to disapprove the Debtor's claim. Under state law, the Debtor may bring a lawsuit in state court seeking damages for breach of contract within six (6) months of the Board's denial of a claim. Prior to the distribution of the outstanding common stock of Newco to the Parent, the Debtor will assign to Newco or a subsidiary of Newco the rights to the Causes of Action against the State.

I.  SEPARATION.

   As a result of the restructuring of the gas and electric utility industries in California over the last decade, the Debtor has organized its operations into internal business lines that correspond generally to the separate companies to be operated by each of the Reorganized Debtor, ETrans, GTrans and Gen as of the Effective Date. The Debtor's generation business is currently structured as a separate business unit. The Debtor's gas transmission business is now operated as a separate business line within the utility operations business unit. While the electric transmission business is currently integrated into the Debtor's utility operations business unit, it was previously a separate business unit, and its operations remain largely distinct. The business lines currently share a variety of assets and services, including administrative and operating services, real and intellectual property, office buildings, service centers and yards and telecommunications services and infrastructure.

   The Reorganized Debtor, ETrans, GTrans and Gen will enter into agreements providing for the separation of the Debtor's existing operations into the four separate operating companies, including the Master Separation Agreement and the Tax Matters Agreement described above. Additional agreements will provide for, among other things, employee matters, environmental matters, technology and intellectual property ownership and license arrangements. They will also provide, in some cases, for transitional arrangements leading to a more permanent separation. The Debtor will also assume substantially all of its existing executory contracts and unexpired leases with third parties and assign certain of such contracts and leases to ETrans, GTrans or Gen on or before the Effective Date. See Section VI.Q of this Disclosure Statement for more detailed information on the treatment of executory contracts and unexpired leases.

   In addition, ETrans, Gen and the Reorganized Debtor will enter into agreements for, among other things, ongoing electric operational matters, including interconnection, back-up power transmission, real property and access arrangements, and certain maintenance, metering, telecommunication and emergency services. The Reorganized Debtor and GTrans will also enter into agreements relating to, among other things, ongoing gas operational matters, including interconnection, gas transmission, storage, real property and access arrangements, and certain maintenance, telecommunication and emergency services. ETrans, GTrans and Gen will likely share various administrative and general services. As discussed in Section VI.K.5, below, the Proponents will

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demonstrate that the CPUC affiliate transaction rules are impliedly preempted under the Bankruptcy Code and therefore will not apply to any of the agreements to be entered into because the Bankruptcy Code preempts such state law.

   Pursuant to the Plan, timely asserted Environmental, Fire Suppression, Pending Litigation and Tort Claims and Workers' Compensation Claims will pass through the Chapter 11 Case unimpaired and will not be discharged. See Section VI.M.18 of this Disclosure Statement for more detailed information. The agreements described above include agreements under which ETrans, GTrans, Gen and the Reorganized Debtor will indemnify each other for existing liabilities and allocate responsibility and indemnification for future liabilities that they share respecting such Claims.

   The Debtor's property and liability exposure is currently insured under a variety of insurance programs, the majority of which provide coverage for the Parent and each of its subsidiaries. Separate insurance programs for the Reorganized Debtor will be developed upon the separation of the business lines, while ETrans, GTrans and Gen will be covered by the Parent's insurance programs. At a minimum, coverage available to the Reorganized Debtor, ETrans, GTrans and Gen following the Reorganized Debtor Spin-Off will be at least comparable to the scope of coverage and levels of risk retention as provided under the current policies. However, lower levels of risk retention and additional coverage will be evaluated based on the financial strength and exposures faced by the Reorganized Debtor, ETrans, GTrans and Gen.

J.  HUMAN RESOURCES.
  1. Employees.

   Employees of the Debtor currently providing services primarily to the Debtor's electric transmission business, gas transmission business or generation business will be transferred to, or offered comparable positions with, ETrans, GTrans or Gen, respectively. In addition, ETrans, GTrans and Gen will likely share various administrative and general services resulting in the transfer of additional positions to those companies or the Parent. In connection with the transfer of employees, the Debtor may have increased turnover in positions represented by labor unions in ETrans, GTrans and Gen. Such potential turnover and resulting cost will be due in large part to the ability of the bargaining unit employees, under current collective bargaining agreements, to decline positions and exercise displacement rights within the Reorganized Debtor.

  2. Benefit Plans.

   Benefit programs will be offered to employees of ETrans, GTrans and Gen that are comparable to the programs currently offered to the Debtor's employees. The benefit programs offered to employees of ETrans, GTrans and Gen will be sponsored by the Parent and ultimately be administered separately from those offered to the employees of the Reorganized Debtor. The separation of such benefit plans and any related trusts will be done in accordance with applicable law governing such plans. The separation of such benefit plans will include transfers of benefit plan assets and/or liabilities to comparable benefit plans of the Parent. Pension plan assets and/or liabilities in respect of former employees of the Debtor and the Parent (including retirees) will be retained by the Reorganized Debtor. All "retiree benefits" as that term is defined in section 1114 of the Bankruptcy Code will be maintained in accordance with applicable law for the duration of the period the Debtor has obligated itself to provide such benefits; provided, however, that the ongoing liability for payment of such benefits following the Effective Date may be retained by the Reorganized Debtor or transferred to the Parent. The Reorganized Debtor intends to maintain the Debtor's current benefit program for its employees without substantial changes to the program currently offered. Benefit plans in respect of employees subject to collective bargaining agreements will be separated and/or maintained in accordance with applicable collective bargaining agreements.

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  3. Unions.

   The Debtor maintains collective bargaining agreements with three labor organizations: (a) the International Brotherhood of Electrical Workers Local 1245 (the "IBEW"); (b) the Engineers and Scientists of California Local 20, IFPTE, AFL-CIO (the "ESC"); and (c) the International Union of Security Officers (the "IUSO"). These agreements will expire on December 31, 2002 for the IBEW and ESC and on March 31, 2003 for the IUSO.

   The IBEW represents approximately 11,000 of the approximately 21,000 current employees of the Debtor. The majority of these union employees will remain employees of the Reorganized Debtor. For employees who will be working for ETrans, GTrans or Gen, the collective bargaining agreement with the IBEW contains specific successorship provisions obligating the new entity to recognize the IBEW as the exclusive bargaining representative and assume the existing contract for its term.

   The ESC represents approximately 1,400 employees of the Debtor. The majority of these union employees will remain as employees of the Reorganized Debtor. The IUSO represents approximately 100 employees who will work exclusively for Gen. There is no successorship language in the ESC or IUSO agreements.

   As a result of the Restructuring Transactions contemplated by the Plan, the Debtor will also enter into negotiations to address the effects on the bargaining unit from the transfer of assets.

  4. Workers' Compensation Obligations.

   Every private employer in California is required to provide workers' compensation coverage, either by purchasing workers' compensation insurance or, with the permission of the State, self-insuring. To self-insure, employers must meet certain criteria for financial strength and stability and must provide security to cover their future workers' compensation liabilities in the event they default on obligations to pay benefits. The security must be in the form of cash, approved securities, surety bonds or irrevocable letters of credit. The Debtor is self-insured and the Parent has entered into an Agreement of Assumption and Guarantee of Liabilities on behalf of the Debtor. The Parent also guarantees the $401 million of surety bonds the Debtor has in place to secure its workers' compensation obligations.

   After the Effective Date, the Reorganized Debtor, ETrans, GTrans and Gen plan to satisfy their workers' compensation obligations through self-insurance. The Reorganized Debtor plans to remain self-insured, while ETrans, GTrans and Gen will each apply for approval to self-insure. In each case, approval to self-insure is discretionary. Once approval is obtained, each of ETrans, GTrans and Gen will have its own self-insurance certificate.

   When self-insurance is implemented, the Reorganized Debtor and ETrans, GTrans and Gen will be required to post separate collateral to the State to support their self-insured programs. The Proponents currently anticipate that the collateral requirements will be approximately $342 million in 2003. Of that amount, it is anticipated that the Reorganized Debtor will post $205 million and ETrans, GTrans and Gen collectively will post $137 million.

   Nothing in this Disclosure Statement or the Plan shall affect (a) the rights of any surety or the Parent with respect to the Workers' Compensation Indemnity Agreements or (b) the rights of the parties to object to the existence of such rights. Notwithstanding the foregoing, at such time as self-insurance is implemented, the Proponents expect to terminate the existing Agreement of Assumption and Guarantee of Liabilities, which provides for the Parent's guarantee of the workers' compensation obligations of the Debtor to the State. Such termination will eliminate the Parent's obligation for any future workers' compensation obligations of the Reorganized Debtor. The Proponents are evaluating the option of purchasing workers' compensation insurance as a means of eliminating the Parent's guarantee of past workers' compensation obligations of the Debtor. Such purchase would require collateral. Nevertheless, while self-insurance has been identified as the likely and

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preferable approach to workers' compensation, the Reorganized Debtor, ETrans,
GTrans and Gen will also evaluate the possibility of purchasing workers' compensation insurance, which would also require collateral.

  5. Treatment of Stock Options.

   Each individual who holds unexercised options to purchase common stock of the Parent (the "Parent Options") under the PG&E Corporation Long-Term Incentive Program will have such options converted into options to acquire common stock of the Parent (the "Parent Replacement Options") and options to acquire common stock of the Reorganized Debtor (the "Reorganized Debtor Options"). The number of Parent Replacement Options and Reorganized Debtor Options issued to each affected individual shall be equal to the number of unexercised Parent Options held immediately prior to the Reorganized Debtor Spin-Off. The resulting options will maintain the original Parent Option vesting and expiration provisions.

   For each grant of Parent Options, the per share exercise price of the corresponding Parent Replacement Options and Reorganized Debtor Options shall be calculated in a manner designed to satisfy the principles of accounting standard FIN 44 by multiplying the exercise price of the original Parent Option by ratios reflecting the relative values of Parent common stock or Reorganized Debtor common stock on the date of the Reorganized Debtor Spin-Off.

K.  REGULATORY IMPACT OF THE PLAN.

  1. The Proponents Will Prove at the Confirmation Hearing that the Plan Meets the Criteria for Implied Preemption of a Limited Number of State Laws.

   As discussed below, the Proponents will demonstrate at the Confirmation Hearing that the Plan fully meets the criteria for implied preemption of certain CPUC laws. In particular, the Proponents will prove the following:

  . The disaggregation of the Debtor's assets as provided by the Plan is essential to the ability of the Debtor and its successors to obtain the financing necessary to pay all Allowed Claims in full, and for the Debtor to emerge from this Chapter 11 Case as a financially healthy, viable going-concern.

  . A limited number of laws, regulations and decisions administered by the CPUC would effectively prohibit, veto or nullify the restructuring transactions necessary to implement the Plan. These laws are directed primarily at economic regulatory goals, not at protecting public health and safety.

  . Application of the specific CPUC laws to the Plan would effectively veto an effective reorganization within a reasonable time frame, and therefore stand as an obstacle to the purposes and policies of Congress in enacting the Bankruptcy Code.

  . Public health and safety regulation of the Debtor and the entities created pursuant to the Plan will continue on an ongoing basis before, during and after consummation of the Plan, and therefore there will be no "gap" in such regulation as a result of the Plan. Thus, even if the limited number of laws to be preempted are directed in part at protecting public safety, any impacts due to such limited preemption will be wholly mitigated by the other regulation or contractual provisions applicable to the Plan.

  2. February 7 Bankruptcy Court Decision.

   On February 7, 2002, the Bankruptcy Court issued a Memorandum Decision in which the Bankruptcy Court concluded that section 1123(a)(5) of the Bankruptcy Code does not expressly preempt non-bankruptcy laws, including laws administered by the State of California and the CPUC that would otherwise apply to the reorganization and

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Restructuring Transactions in the Plan./30/ However, the Bankruptcy Court found that these non-bankruptcy laws could be subject to implied preemption, and that the Plan could be confirmed if the Proponents are able to establish with particularity at the Confirmation Hearing that the requisite elements justifying implied preemption are present. The Bankruptcy Court also required the Proponents to state in summary fashion in this Disclosure Statement the reasons why they believe certain specific state laws, and decisions and rules of the CPUC, are preempted, and to elaborate on the economic necessity for disaggregating the Debtor's assets under the Plan. The following discussion summarizes the showing that the Proponents intend to make in support of their request that certain state laws be impliedly preempted upon approval of the Plan. Other parties, including the CPUC and the State, dispute the accuracy and completeness of these statements, the Proponents' interpretation of the February 7 Decision and the showing the Proponents intend to make in support of implied preemption. However, the CPUC and the State agree that whether or not the particular state laws are impliedly preempted will be determined by the Bankruptcy Court at the Confirmation Hearing.

   The Proponents believe that they will be able to demonstrate at the Confirmation Hearing, as appropriate, that a limited number of non-bankruptcy laws administered by the State and CPUC will be preempted by the Bankruptcy Code, as applied through the Plan, because they are primarily economic in nature and stand as an obstacle to the effective reorganization of the Debtor. In the sections below, the Proponents will: (a) summarize the showing that they intend to make at the Confirmation Hearing proving that disaggregation of the Debtor's assets as proposed by the Plan is economically necessary; (b) identify generally the state and local public health and safety laws and regulations that will continue to apply to the Debtor and the new entities established by the Plan; (c) identify the specific and limited number of non-bankruptcy laws that are preempted, including, as appropriate, why a finding of preemption is needed in order to effectuate the Plan; and (d) summarize the showing that the Proponents intend to make at the Confirmation Hearing that will demonstrate that the purpose and application of the laws to be preempted are economic in nature rather than directed at protecting public safety or other noneconomic concerns. Some parties, such as the CPUC, are likely to dispute and challenge the Proponents' showing at the Confirmation Hearing on the grounds, among others, that (i) the laws to be preempted by the Plan do not stand alone as an obstacle to the effective reorganization of the Debtor; (ii) the primary purpose of some or all of the laws to be preempted by the Plan is directed at protecting public safety rather than economic in nature; and (iii) the disaggregation of the Debtor's assets under the Plan is not economically necessary to effectuate the Plan. Notwithstanding these objections, the Proponents believe they will demonstrate at the Confirmation Hearing that the limited preemption in the Plan is lawful, necessary and supported by the facts.

  3. The Disaggregation of the Debtor's Assets as Proposed by the Plan is Economically Necessary.

   The Proponents will demonstrate at the Confirmation Hearing that the Restructuring Transactions, including the associated alignment of the disaggregated businesses with the appropriate regulatory jurisdictions, are critical and necessary components to the successful reorganization of the Debtor. The Proponents will demonstrate that the disaggregation accomplished by the Internal Restructurings and the Reorganized Debtor Spin-Off will enable the disaggregated entities to borrow approximately $2 billion more than if all such businesses were to remain under CPUC jurisdiction at current rates and capitalization structures. Based on conversations with the rating agencies and the commentary they published in relation to the Southern California Edison settlement with the CPUC and the CPUC term sheet (See Section V.B.25 of this Disclosure Statement), the Proponents will demonstrate that, in the absence of the confirmation of the Plan with the requisite Internal Restructurings and the
--------
/30/ "Memorandum Decision Regarding Preemption and Sovereign Immunity,"
     February 7, 2002, In re PACIFIC GAS AND ELECTRIC COMPANY, No. 01-30923DM, United States Bankruptcy Court, Northern District of California. A copy of the February 7 Decision, Docket No. 4710, is available on the Bankruptcy Court's website at http://www.canb.uscourts.gov. The February 7 Decision indicated that the Bankruptcy Court would enter an order disapproving the Proponents' First Amended Disclosure Statement dated December 19, 2001, if requested by the Proponents, in order to allow Rule 54(b) certification for purposes of appeal. On February 21, 2002, the Debtor filed and served a form of order denying approval of the First Amended Disclosure Statement, and a request for Rule 54(b) certification of the order denying approval of the First Amended Disclosure Statement, indicating that the Proponents intend to appeal the order. Nothing in this Disclosure Statement constitutes a waiver of any legal rights the Proponents have regarding the February 7 Decision, the order denying approval of the First Amended Disclosure Statement or any appeal therefrom.

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Reorganized Debtor Spin-Off, the Debtor would not immediately return to investment-grade creditworthiness. Furthermore, the Proponents will demonstrate that creditors would be unwilling to accept debt securities from a noninvestment-grade entity, and therefore any alternate plan of reorganization that does not immediately return the Debtor to investment-grade creditworthiness would not be approved by creditors.

   As a result of the California energy crisis, and more particularly, the failure by the CPUC and the State to take appropriate measures during the energy crisis, the debt market has imposed a significant risk premium on investment in certain electric and gas utility businesses that are subject to regulatory oversight by the CPUC. In fact, the credit-rating agencies, which are proxies for the views of the debt market, have been explicit in their view that the failure of the CPUC to provide adequate rate relief was largely responsible for the financial distress experienced by the Debtor and other investor-owned utilities in California. For example, in a research report published on April 16, 2001, S&P stated that:

   [T]he CPUC's role as arbiter of the reasonableness of purchased power expenses and the time of the recovery of these expenses does not bolster credit quality. The actions of the CPUC over the last nine months concern us. The CPUC repeatedly failed to meaningfully address the market structure that compelled [the Debtor] to serve customers at prices that remain substantially below the cost of procuring wholesale power.

In addition, Richard W. Cortright, Jr. of S&P stated on July 13, 2001:

   The electric utility industry has historically been stable from a credit point of view, precisely because of the regulatory underpinning of its business, which has provided utilities with rate levels sufficient to support healthy balance sheets and enable ready access to capital markets. With few notable exceptions, bondholders have been well served by regulatory and political support for the financial well-being of those companies. But [the Debtor] . . . completely lacked such support over the past year, as manifested by a stubborn and prolonged resistance to remedial action despite imminent insolvency.

   Once the rating agencies and the financial markets determined that the California regulatory authorities were not going to institute remedies to adequately address the financial distress caused by the California energy crisis, the rating agencies downgraded the Debtor's credit ratings to noninvestment-grade levels (Caa2 by Moody's and D by S&P). As a result, the Debtor was unable to access the capital markets, meet its power procurement obligations or satisfy its outstanding debt obligations, and was thereby forced to file this Chapter 11 Case. Without proper and adequate remedies to address the Debtor's significant financial losses, the Debtor will remain at noninvestment-grade credit ratings and be incapable of raising sufficient amounts of capital to consummate the Plan.

   The Proponents will demonstrate that the CPUC has not changed its regulatory policies regarding recovery of procurement and other utility costs since the Petition Date to provide assurance to the capital markets that the Debtor will be regulated in a manner that would return it to an investment-grade credit standing. The Proponents will also demonstrate that the financial markets and rating agencies currently have no basis to believe that the CPUC will implement structural regulatory reforms ensuring sufficient revenues and cost recovery to restore the financial health of the Debtor. In a report published by S&P on February 8, 2002, regarding the settlement agreement between the CPUC and Southern California Edison, another financially distressed California utility, David Bodek stated:

   Also, the CPUC represented that it entered into the agreement with the goal of restoring SCE's creditworthiness to investment-grade. Yet, because of a combination of CPUC actions and also its inaction in the face of extreme market volatility, the utility's financial health was seriously eroded beginning in the summer of 2000. Therefore, questions remain as to the extent to which the CPUC will act to support sound financial performance following the settlement agreement's termination.

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In the same report, he also stated:

   It is anticipated that the CPUC will reduce SCE's retail rates following the termination of the settlement agreement. The CPUC is in the midst of hearing the utility's general rate case covering 2003 and beyond. A decision is not expected before 2003. Because the CPUC was instrumental in the precipitous deterioration of the utility's credit quality in 2000 and 2001, its oversight of the utility's revenue stream presents considerable credit concerns and the accuracy of SCE's financial forecast beyond 2002 cannot be determined. The inability to predict post-agreement CPUC action tempers the settlement agreement's cost recovery mechanisms' ability to enhance credit quality over the long-term. The ratings cannot rise above speculative grade until there is concrete evidence of supportive ratemaking decisions made independently of actions mandated by the settlement agreement.

The report demonstrates that the rating agencies will not immediately return the Debtor to investment-grade creditworthiness under CPUC regulation.

   As discussed in Section V.B.25 of this Disclosure Statement, on February 13, 2002 the CPUC filed a term sheet for a proposed plan of reorganization for the Debtor. The CPUC term sheet contained numerous arithmetic and conceptual errors. Even more ominously from the Debtor's standpoint, as a practical matter, the term sheet failed to address the Debtor's creditworthiness issues. This "lapse" was noted by the ratings agencies and in the Comments of the Official Committee of Unsecured Creditors with Respect to the California Public Utility Commission's Proposed Term Sheet filed with the Bankruptcy Court on February 21, 2002 (the "Committee Response"). In a press release issued on February 14, 2002, S&P commented on the term sheet and noted that:

   [A]lthough the [CPUC's] reorganization plan purports to address [the Debtor's] defaulted obligations, it is silent as to whether [the Debtor] will exhibit long-term financial performance consistent with investment-grade ratings. Therefore, under the CPUC proposal, it remains unclear whether and when [the Debtor's] ratings will be restored to investment-grade.

In the same report S&P also stated that "if the CPUC plan is adopted, future credit quality will hinge upon the CPUC's establishment of a clear track record of regulatory decisions that translates into strong and predictable cash flows following the conclusion of the bankruptcy proceedings and the end of bankruptcy court oversight."

   In the Committee Response, the Committee stated:

   The [CPUC term sheet] does not include the concrete financial and regulatory steps that will return [the Debtor] to investment-grade credit status. Such status is necessary to ensure the long-term viability of [the Debtor], enable [the Debtor] to raise sufficient capital to repay creditors, provide the economic underpinning for its cure and reinstatement of existing indebtedness, if legally available, and operate its business with a sound financial base.

In the same report the Committee also stated:

   The Committee and its professionals have undertaken a thorough analysis of the [CPUC term sheet] and the Committee has concluded the [CPUC term sheet] does not provide for the payment of creditors' claims in full, with interest, and does not provide a practical or workable long-term alternative to the [Debtor's plan]. Indeed, the Committee believes that the [CPUC term sheet], as filed, cannot form the basis for a confirmable plan.

Lastly, the Committee concluded, "[a]ccordingly, unless [the Debtor] obtains investment-grade credit status, it simply is unlikely that any of its indebtedness can be refinanced or reinstated."

   Accordingly, the disaggregation of the Debtor's current business, together with the attendant shift in regulatory oversight, is the centerpiece of the Plan and is economically necessary for the Debtor to emerge from bankruptcy. The Proponents will demonstrate that the disaggregation accomplished by the Internal

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Restructurings and the Reorganized Debtor Spin-Off will enable the disaggregated entities to borrow $2 billion more than if all such businesses were to remain under CPUC jurisdiction at current rates and capitalization structures. In particular, the Internal Restructurings and the Reorganized Debtor Spin-Off will allow Gen to enter into a FERC regulated, market-based power sales agreement with the Reorganized Debtor and be valued upon fair market value as opposed to historical book value. The FERC's market-based regulatory policy is viewed more positively by the rating agencies and is expected to enhance the creditworthiness of ETrans, GTrans and Gen. In a research report dated March 30, 2001, S&P commented that, as a general matter, the direction of electricity deregulation should be addressed at the federal level.

   In further support of the need to shift Gen to a market-based regime, S&P stated in a report dated October 5, 2001:

   The [P]lan, if approved by creditors and regulators and adopted by the bankruptcy court, bodes well for the utility's bondholders because it is projected to satisfy in full all outstanding claims by these creditors.

   Regulation of [Gen] would be transferred from California to the FERC, which must approve a proposed 12-year fixed-rate [power sales agreement] with the utility.

   Key to the success of the [P]lan is the FERC's approval of the long-term [power sales agreement].

   The Committee espoused a similar view in the Committee Response:

   The Committee believes that [the Debtor] must obtain an investment-grade credit rating to finance its business and its reorganization on a cost effective basis. Without an investment-grade credit rating an entity will generally incur a significantly higher cost of capital. The importance of this single issue cannot be overstated. The cost differential between investment-grade and non-investment-grade debt may in and of itself dictate the difference between the success or failure of [the Reorganized Debtor]. The spread in today's market is between 300 and 1,000 basis points (if there is enough capacity). For a variety of reasons described below, the failure of [the Debtor] to achieve investment-grade credit status under the CPUC plan makes such reorganization of [the Debtor] virtually impossible.

   At the hearing on the sufficiency of the CPUC's term sheet, conducted on February 27, 2002, the CPUC agreed that the Debtor's achievement of investment-grade credit status was critical to a successful reorganization, and indicated that the CPUC Plan also must ensure that the Debtor obtains an investment-grade rating.

   The movement to market-based rates and the realization of the value of the Debtor's assets are an essential aspects of the Plan and can only be accomplished through the Internal Restructurings and the Reorganized Debtor Spin-Off. The sufficient and stable revenue stream for Gen that would be provided by the power sales agreement to be entered into between Gen and the Reorganized Debtor is essential to enable Gen to raise approximately $2.4 billion of investment-grade rated debt. The Proponents will demonstrate that the disaggregation accomplished by the Restructuring Transactions will enable the disaggregated entities to borrow approximately $2 billion more than if all such businesses were to remain under CPUC jurisdiction at current rates and capitalization structures. In the absence of this additional borrowing base, the Debtor would not be able to pay in full all Allowed Claims.

   The Committee and the rating agencies perceive that the Restructuring Transactions proposed by the Plan will significantly minimize the risk premium created by California's regulatory regime and enable the Debtor to refinance its existing debts, pay all Allowed Claims in full and emerge from this Chapter 11 Case with viable, healthy businesses. The rating agencies have preliminarily indicated that they believe the New Money Notes and the Long-Term Notes will receive investment-grade credit ratings as of the Effective Date of the Plan. In addition, the Committee, in the Committee Response, stated that "the Committee firmly believes that under the [Debtor's] existing Plan, [the Reorganized Debtor, ETrans, GTrans and Gen] qualify for an investment-grade credit rating."

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   In contrast, the Proponents believe, and the rating agencies have indicated, that the New Money Notes and the Long-Term Notes cannot be expected to receive investment-grade ratings if any of the Restructuring Transactions are eliminated or materially modified. In such case, the Debtor would not be restored to creditworthiness, thereby making it unable to complete the financing required to pay all Allowed Claims in full and reassume procurement activities to fill the net open position.

   Based on these facts, the Proponents will demonstrate at the Confirmation Hearing that the disaggregation proposed by the Plan is necessary and essential to the Debtor's emergence from bankruptcy.

  4. Under the Plan, Ongoing Public Health and Safety Regulation Will Continue.

   After the Effective Date, except insofar as CPUC regulation of ETrans, GTrans and Gen will be or is already superseded by FERC regulation, the existing regulation of the Debtor's operations by numerous federal, state and local agencies will continue over the respective businesses of the Reorganized Debtor, ETrans, GTrans and Gen.

   The FERC already regulates the rates, terms and conditions of electric transmission services provided by the Debtor, and California law and CPUC decisions have expressly deferred to FERC authority the regulation of the reliability of electric transmission and wholesale power generation facilities in California./31/ ETrans will continue the business of transmitting electric energy in interstate commerce, and will thus continue under FERC jurisdiction. The CPUC's current regulation of the Debtor's natural gas transmission and storage rates and services does not emanate from state law; rather, such authority has been delegated by Congress to the states solely under federal law./32/ The same is true with respect to the CPUC's current regulation of pipeline safety of the Debtor's existing natural gas transmission and storage system./33/ The FERC will regulate GTrans and Gen because their activities after the Effective Date will be interstate rather than intrastate. Gen will be engaged solely in making sales for resale; such wholesale activities are, by definition, in interstate commerce./34/ Under the Plan, GTrans will acquire certain pipeline assets in Malin, Oregon and thereafter conduct business as an interstate pipeline under the NGA. The FERC has exclusive jurisdiction over such interstate transactions and facilities./35/ Similarly, under the NGA, the CPUC's federally-delegated authority over the Debtor's intrastate gas pipeline facilities will automatically cease upon GTrans' acquisition of interconnected interstate pipeline assets in Oregon, and the FERC will have exclusive jurisdiction over all of GTrans' facilities./36/
--------
/31/ California Public Utilities Code Sections 330(f)-(k), 334, 339, 341.5,
     345-350, 359, 360.
/32/ NGA (S)1(c), 15 U.S.C. (S)717(c) (so-called "Hinshaw amendment,"
     authorizing states in certain circumstances to regulate gas transmission and storage facilities located wholly within the state of consumption).
/33/ Pipeline Safety Act, 49 U.S.C. (S)60101, et. seq.
/34/ FPA (S)201, 16 U.S.C. (S)824.
/35/ FPA (S)201(b), 16 U.S.C. (S)824b (the FPA "shall apply to the transmission of electric energy in interstate commerce and to the sale of electric energy at wholesale in interstate commerce" and "[t]he Commission [now the FERC] shall have jurisdiction over all facilities for such transmission or sale of electric energy."); Federal Power Commission v. Southern Cal. Edison Co., 376 U.S. 205, 215-16 (1964) ("Section 201(b) embodies a clear grant of power. . . . Congress meant to draw a bright line easily ascertained, between state and federal jurisdiction. . . . This was done in the [Federal] Power Act by making FPC [now the FERC] jurisdiction plenary and extending it to all wholesale sales in interstate commerce, except those which Congress has made explicitly subject to regulation by the states."). See also New York, et al., v. FERC, et al., 2002 U.S. Lexis 1380 (March 4, 2002). In the case of economic regulation under the so-called "Hinshaw amendment" to the NGA, as well as safety regulation under the federal Pipeline Safety Act, the CPUC's existing authority emanates from statutory delegations pursuant to federal law, because the gas transmission and storage system is an instrument of interstate commerce, not local commerce. Under the Plan, the responsible federal agencies (the FERC and the United States Department of Transportation ("U.S. DOT")) would assume this authority over GTrans' facilities and operations. The CPUC's authority would be displaced, but it would not be preempted as a matter of law.
/36/ NGA (S)717a ("[T]he business of transporting and selling natural gas for ultimate distribution to the public is affected with a public interest, and that federal regulation in matters relating to the transportation of natural gas and the sale thereof in interstate and foreign commerce is necessary in the public interest."); NGA, 15 U.S.C. (S)(S)717, et seq.; Schneidewind v. ANR Pipeline and ANR Storage Co., 485 U.S. 293, 300 (1998) ("The NGA long has been recognized as a 'comprehensive scheme of federal regulation of all wholesales of natural gas in interstate commerce'"); Atlantic Refining Co. v. Public Service Comm'n of New York, 360 U. S. 378, 388 (1959) (NGA "afford[s] consumers a complete, permanent and effective bond of protection from excessive rates and charges.").

   In addition, CPUC regulation of the Debtor is subject to other limitations under federal and state law and under the United States and California Constitutions applicable to regulation of business entities in general.

   For example, the so-called "filed rate" doctrine affirmed by the United States Supreme Court prohibits the CPUC from precluding the full and timely recovery of wholesale power, transmission or natural gas costs incurred by retail energy utilities such as the Debtor or Reorganized Debtor under rates or tariffs approved by the FERC under the FPA or NGA./37/ The NGA also precludes the CPUC from prohibiting the Debtor or GTrans from applying to the FERC for a certificate of public convenience and necessity and related rates and tariffs to provide interstate natural gas utility services./38/ Part I of the FPA, governing the licensing, resource planning and operation of hydroelectric projects on navigable streams and waterways, precludes the CPUC from directly or indirectly attempting to regulate in a manner that conflicts with the economic and environmental terms and conditions applicable to such projects./39/ The Atomic Energy Act, which authorizes the NRC to license and regulate all aspects of public safety relating to nuclear power plants, similarly precludes the CPUC from attempting to regulate the safety aspects of nuclear power, even if the CPUC labels its regulation as "economic."/40/

   As another example, the preemptive authority of the FERC under the FPA supplants any CPUC regulation that would require the Debtor or Reorganized Debtor to purchase wholesale power for its net open position through the ISO when the Debtor or Reorganized Debtor does not meet the creditworthiness standards established under the ISO's FERC-approved tariffs./41/

   Nor may the CPUC under state or federal law confiscate property without just compensation by forcing the Debtor or Reorganized Debtor to operate at a financial loss or to accept assignment of contracts from third parties, such as above-market power purchase contracts between the DWR and wholesale power suppliers. Such a confiscation without just compensation would violate the Takings and Due Process clauses of the California and U.S. Constitutions./42/

   However, notwithstanding the FERC's current and continuing jurisdiction over significant aspects of Debtor's current business and the businesses to be undertaken by the new entities under the Plan, the CPUC will continue its historical role of regulating retail gas and electric service and rates. Under the Plan, the output of the generation facilities will be sold to the Reorganized Debtor under a FERC-approved rate schedule. The CPUC, however, will still regulate the retail distribution and sale of that power to consumers, subject to the federal "filed rate" doctrine. In addition, other state and local agencies and political subdivisions will continue their traditional role of regulating the public health and safety aspects of the Reorganized Debtor as well as ETrans, GTrans and Gen under applicable laws and regulations. The Proponents do not seek to preempt such ongoing regulation and do not contend that the Confirmation Order should do so./43/ On the contrary, the Plan contemplates that the Reorganized Debtor will retain all of the thousands of existing permits and licenses necessary for its business and continue to operate under their existing terms and conditions, and that each of ETrans, GTrans and Gen will in effect "step into the shoes" of the Debtor with respect to all existing permits and licenses applicable to their respective businesses and operate under the existing terms and conditions without change. Pursuant to the
--------
/37/ Nantahala Power & Light Co. v. Thornburg, 476 U.S. 9553, 966 (1986); see also Mississippi Power & Light Co. v. Mississippi ex rel. Moore, 487 U.S. 354, 372 (1988).
/38/ Schneidewind v. ANR Pipeline and ANR Storage Co., 485 U.S. 293, 300
     (1988). CPUC Resolution L-244 purports to restrict the Debtor from moving its gas transmission assets to FERC jurisdiction under the NGA without prior approval by the CPUC.
/39/ First Iowa Hydro-Elect. Cooperative v. FPC, 328 U.S. 152, 164 (1946);
     California v. FERC, 495 U.S. 490 (1990), affirming 877 F.2d 743 (9th Cir.
     1989); Sayles Hydro Assocs. v. Maughan, 985 F.2d 451, 456 (9th Cir. 1993). /40/ Pacific Gas & Elec. Co. v. State Energy Res. Conservation & Dev. Comm'n,
     461 U.S. 190, 204 (1983).
/41/ Federal Power Commission v. Southern Cal. Edison Co., 376 U.S. 205, 215-16
     (1964).
/42/ U.S. Constitution, 5th and 14th Amendments; California Constitution, Art.
     I, Sec. 7; Duquesne Light Co. v. Barasch, 488 U.S. 299 (1989); Calfarm Insurance Co. v. Deukmejian, 48 Cal. 3d 805 (1989).
/43/ Certain Irrigation and Water Districts contend that the CPUC may have ongoing jurisdiction over aspects of certain water sales by the Debtor. The Debtor contends, among other things, that all such water sales are wholesale in nature and not subject to CPUC jurisdiction. The Debtor does not intend to preempt ongoing CPUC jurisdiction over water sales from the Debtor's facilities by means of the Plan, if any such jurisdiction exists.

permits, licenses and franchises, the Debtor has rights to occupy and/or use public property and to conduct certain operations. There are also over 520 existing franchises ("Franchises") granted by various cities and counties throughout the Debtor's service territory, allowing the Debtor as Franchise holder to occupy and use the public streets and roads over which certain of the Debtor's electric and gas distribution and/or transmission systems are located. The Plan contemplates that the Reorganized Debtor will assume the Franchises and will not seek to assign such Franchises; rather, ETrans and GTrans will enter into new Franchise agreements in the ordinary course of business where necessary and appropriate./44/

   Examples of the types of non-CPUC public health and safety regulation that will continue without change under the Plan include such matters as the safety of the operation, financing and decommissioning of nuclear generating facilities, regulated by the NRC; workplace safety, overseen by both the California Department of Industrial Relations, Division of Occupational Safety and Health, and the United States Occupational Safety and Health Administration; operation of hydroelectric facilities pursuant to comprehensive plans that balance the energy and environmental values and needs of navigable water resources in the state, regulated by the FERC; air emissions from utility facilities, regulated by the California Air Resources Board and local air quality management districts; water quality standards applicable to utility facilities, overseen by the U.S. Environmental Protection Agency and the California regional water quality control boards; timber harvesting on lands owned by private parties, under the oversight of the California Department of Forestry and Fire Protection; and land use and development, regulated by various state, local and regional zoning and planning commissions and political subdivisions. Likewise, in the case of safety regulation of the Debtor's natural gas transmission and storage system, the substantive standards established by the U.S. DOT under the federal Pipeline Safety Act will continue unchanged, whether implemented directly by the U.S. DOT or by the CPUC under delegation from the U.S. DOT.

  5. The Bankruptcy Code, as Applied through the Plan, Impliedly Preempts a Limited Number of Laws Administered by the CPUC.

   a. Description of Laws to Be Preempted.

   As a public utility, the Debtor today is subject to the regulatory jurisdiction of the CPUC with respect to retail utility services provided to retail customers in California. However, as discussed above, the CPUC's jurisdiction is limited by the preemptive authority and exclusive jurisdiction of the FERC over wholesale sales of power for resale; licensing, comprehensive planning and operation of hydroelectric generation facilities; and the delivery of power and natural gas across electric and gas transmission lines.

   Outside of bankruptcy, many things that a business can do on its own initiative the Debtor can only do after applying to, and receiving authorization from, the CPUC. In the absence of the comprehensive jurisdiction of the Bankruptcy Court over matters relating to the Debtor's reorganization, certain fundamental steps required to consummate the Plan, or any plan, such as maintaining and distributing cash, transferring assets and issuing debt or equity securities and entering into transitional servicing and separation agreements with affiliates, would require prior approval by the CPUC under certain circumstances. As discussed in more detail below, it is necessary that the Bankruptcy Court determine that these laws are impliedly preempted by section 1123(a)(5) of the Bankruptcy Code because they preclude the implementation and consummation of the Plan, which provides for the successful reorganization of the Debtor within a reasonable timeframe.

   Accordingly, the Proponents intend to prove at the Confirmation Hearing that the Bankruptcy Code, as applied to the Plan, permits the Restructuring Transactions specified in the Plan, and impliedly preempts "otherwise applicable non-bankruptcy law" in the following limited areas: (i) California Public Utilities Code Sections 362, 377, 851, 852 and 854 and rules or decisions under any of the foregoing, which would require prior
--------
/44/ There are two exceptions with respect to the assignment of Franchises: an existing gas Franchise with Modoc County will be assumed by the Reorganized Debtor and assigned to GTrans, and an existing gas Franchise with San Bernardino County will be assumed by the Reorganized Debtor and assigned to GTrans.

CPUC approval for the disposition or transfer of the CPUC-jurisdictional public utility property subject to the Plan before the Plan can be consummated; (ii) California Public Utilities Code Section 701.5 and Sections 816-830 and rules or decisions thereunder, which would require prior CPUC approval for the issuance of securities and financings needed to implement the Plan; and (iii) California Public Utilities Code Sections 797-798 and related affiliate transactions rules, which would restrict or prohibit the Reorganized Debtor or other of the reorganized entities from entering into or performing the power sales agreement or other agreements that are part of the Restructuring Transactions or implementation of the Plan.

   b. The Laws to Be Preempted Stand as an Obstacle to the Goals of the Bankruptcy Code and Therefore Need to Be Preempted.

   The Proponents will demonstrate at the Confirmation Hearing that the limited number of CPUC laws and regulations identified above are preempted because they would prohibit or restrict the essential elements of the Plan that the Proponents will demonstrate are necessary for a successful reorganization within a reasonable timeframe, and thus frustrate the purposes and policies of the Bankruptcy Code.

   First, the Proponents will show that the relevant CPUC laws and related decisions and regulations need to be preempted because they purport to veto the Restructuring Transactions necessary to implement the Plan. The CPUC laws would effectively veto the Plan because they prohibit the Debtor or other parties from (i) reorganizing the Debtor's assets to utilize the value of those assets under the Plan; (ii) issuing securities or undertaking other financing arrangements to implement the Restructuring Transactions required by the Plan; and (iii) entering into the transactions, contracts and agreements essential to implement the Plan on a timely basis without disruption to the Debtor's business or its customers, or otherwise from undertaking the transactions to implement the Plan. The CPUC laws also would nullify the transactions implementing the Plan, by treating them as if they have not occurred or as if their legal status is subject to re-examination or post-confirmation veto by the CPUC.

   Second, the Proponents will demonstrate that the preempted CPUC laws are displaced not simply because of the general policy of chapter 11 favoring reorganizations, but because the laws stand as an obstacle to the accomplishment and execution of the full purposes and objectives of Congress. Hines v. Davidowitz, 312 U.S. 52, 67 (1941). For example, the preempted CPUC laws purport to veto or nullify transactions implementing the Plan that are specifically provided for in section 1123(a)(5) of the Bankruptcy Code, which authorizes transfer of all or any part of the property of the estate to one or more entities, whether organized before or after the confirmation of the Plan (section 1123(a)(5)(B) of the Bankruptcy Code), as well as issuance of securities of the Debtor, or of any entity referred to in subparagraph B (section 1123(a)(5)(J) of the Bankruptcy Code). Thus, the conflict between the Bankruptcy Code and the particular CPUC laws is not merely a coincidental, one-time affair. The provisions of CPUC laws that are impliedly preempted here would apply to any reorganization involving transfer or sale of utility assets even though these transactions are specifically enumerated in section 1123(a)(5) of the Bankruptcy Code. The provisions of the CPUC laws purport to veto or nullify reorganizations even where the Plan, as is the case here, would leave fully intact the application of all the state's applicable public health and safety laws to the Reorganized Debtor, ETrans, GTrans and Gen on an ongoing basis, going forward.

   Finally, the Proponents will show that the central elements of the Plan are needed to put the Reorganized Debtor on a sound financial footing, maximize inherent asset value and meet the requirement of section 1129(a)(11) of the Bankruptcy Code that confirmation is not likely to be followed by the liquidation, or the need for further financial reorganization, of the Debtor. In particular, as discussed above, the Proponents will demonstrate that disaggregation is economically necessary to make the Plan feasible in the financial markets and to secure financing on reasonable terms, and therefore the limited preemption effected by the Plan is essential to give the Debtor the means to pay all Allowed Claims in full and to achieve a "fresh start" upon emergence from bankruptcy.

   The specific reasons that each CPUC law or decision needs to be preempted are summarized below:

   CPUC Laws Prohibiting Disposition of Utility Property and Assets

  . California Public Utilities Code Section 851, and the related requirements of Public Utilities Code Section 362, which require CPUC approval for a proposed transfer of utility property useful or necessary in the performance of the utility's functions, and may result in an adjustment in the utility's retail ratemaking to address any "gain on sale" attributable to the transfer, are impliedly preempted to the extent they purport to allow the CPUC to veto the Plan's asset restructuring transactions and financing.

  . California Public Utilities Code Section 852, which requires CPUC approval before a utility or affiliate may acquire an interest in another utility, is impliedly preempted to the extent it is applied in a manner that conflicts with or purports to nullify the Plan's restructuring transactions by, for example, obstructing distribution of equity interests of new companies (Newco, ETrans, GTrans and Gen) to the Parent.

  . California Public Utilities Code Section 854, which requires CPUC approval before any person may acquire control of a utility, is impliedly preempted to the extent it is interpreted to require CPUC approval of the distribution of equity interests of new companies (Newco, ETrans, GTrans and Gen) to the Parent or approval of distribution of the common stock of the Debtor held by the Parent to shareholders of the Parent in the Reorganized Debtor Spin-Off.

  . California Public Utilities Code Section 377 is impliedly preempted because it prohibits California public utilities from transferring any generation facilities until 2006 and thereby purports to veto a means of implementing a reorganization plan that is specifically authorized by section 1123(a)(5) of the Bankruptcy Code.

   CPUC Laws Governing Issuance of Debt or Equity Securities

  . California Public Utilities Code Sections 816-830, which require CPUC approval for issuance of debt or equity securities by public utilities, are impliedly preempted to the extent they would purport to veto or otherwise obstruct financing transactions in the Plan.

   CPUC Laws Governing Transactions Between Utilities and Affiliates

  . California Public Utilities Code Section 701.5, which regulates pledges of assets or credit on behalf of subsidiaries and affiliate utilities, is impliedly preempted to the extent it conflicts with the financing transactions in the Plan, which are authorized by section 1123(a)(5) of the Bankruptcy Code.

  . California Public Utilities Code Sections 797 and 798, which allow the CPUC to conduct periodic audits of significant transactions between a public utility and its affiliates and impose civil penalties if payments under such transactions are unreasonable or imprudent, are impliedly preempted to the extent they are applied in a manner that conflicts with or purports to nullify the Plan's implementing transactions.

  . Affiliate Transaction Rules under CPUC Decision Nos. 97-12-088 and 98-08-035/45/ are impliedly preempted to the extent they would prohibit or nullify the Restructuring Transactions, including the power sales agreement, the separation and servicing agreements and other agreements and transactions that are part of the Plan. For example, the CPUC is not permitted under principles of implied preemption to ignore (or to fail to give full recognition to) federal bankruptcy court approval with respect to any transactions between the Debtor, Reorganized Debtor and ETrans, GTrans and Gen.

  . Holding Company Rules under CPUC Decision Nos. 96-11-017, 99-04-068, 02-01-037 and 02-01-039/46/ are impliedly preempted because they would prohibit or nullify the Reorganized Debtor Spin-Off or other portions of the Plan or Restructuring Transactions.
--------
/45/ 1997 Cal. PUC Lexis 1139, 77 CPUC 2d 422; 1998 Cal. PUC Lexis 594, 188
     P.U.R. 4th 317.
/46/ 1996 Cal. PUC Lexis 1141, 69 CPUC 2d 167; 1999 Cal. PUC Lexis 242, 194
     P.U.R. 4th 1. (Lexis cites for Decision Nos. 02-01-037 and -039 are unavailable at this time. Electronic versions can be accessed on the CPUC website at http://www.cpuc.ca.gov).

   c. The Laws Impliedly Preempted are Directed at "Economic" Goals, not "Public Health and Safety".

   (i) Regulation of Disposition of Public Utility Property.

   Several provisions of the California Public Utilities Code restrict the ability of a public utility to dispose, sell, lease, merge, consolidate, encumber or otherwise transfer interests in property that the utility is using for public utility purposes./47/ At the Confirmation Hearing, the Proponents will demonstrate that each of these laws is directed at economic issues relating to public utilities, not public health and safety concerns. A summary of the purposes and application of these laws is provided below:

   Public Utilities Code Section 851. The primary statute governing disposition of public utility property under California law is Public Utilities Code Section 851. Section 851 provides in pertinent part:

         No public utility . . . shall sell, lease, assign, mortgage, or otherwise dispose of or encumber . . . property necessary or useful in the performance of its duties to the public, or any franchise or permit or any right thereunder, . . . without first having secured from the commission an order authorizing it so to do. Every such sale, lease, assignment, mortgage, disposition, encumbrance, merger, or consolidation made other than in accordance with the order of the commission authorizing it is void. . . .

         Nothing in this section shall prevent the sale, lease, encumbrance or other disposition by any public utility of property which is not necessary or useful in the performance of its duties to the public, and any disposition of property by a public utility shall be conclusively presumed to be of property which is not useful or necessary in the performance of its duties to the public, as to any purchaser, lessee or encumbrancer dealing with such property in good faith for value. . . .

   Section 851 is a successor statute to a provision of the Public Utilities Code originally included in California's Public Utilities Act of 1911 (the "1911 Act"), the first comprehensive legislation enacted to regulate public utilities after voter approval of an initiative amending the California Constitution to authorize such regulation./48/ It is notable that the original impetus for the 1911 Act, including the predecessor to Section 851, was economic abuse by the Southern Pacific Railroad in its rates, tariffs and rebates to customers. In this respect, the 1911 Act was similar to other public utility legislation enacted in other states across the country during the Progressive Era.

   Section 851 and its predecessors do not mention "safety" or "health" in any respect./49/ Conversely, other separate provisions of the 1911 Act were very specific in authorizing the CPUC to regulate the "safety" of utility facilities, services and practices. For example, current Public Utilities Code
Section 761, whose predecessor was enacted as part of the 1911 Act, provides that "[w]henever the commission, after a hearing, finds that the rules, practices, equipment, appliances, facilities, or service of any public utility, or the methods of manufacture, distribution, transmission, storage, or supply employed by it, are . . . unsafe, improper, inadequate, or insufficient," the CPUC shall determine the appropriate standards and practices to be followed./50/ In fact, other provisions of the Public Utilities Code, not
Section 851 or its predecessor, are the primary source of its jurisdiction to regulate the "safety" of services rendered by public utilities./51/ In its decisions applying Section 851, the primary focus of the CPUC has been economic--i.e., are ratepayers protected from future economic or ratemaking liabilities--rather than health- or safety-related. Under Section 851, the CPUC has issued decisions assigning or allocating the gain on sale of public utility property to or between shareholders and ratepayers for rate making purposes and has adjusted retail ratemaking accordingly. The CPUC's rules on gain on sale, when these rules apply, and the ultimate constitutionality of such rules are unsettled. Because the assets of
--------
/47/ Public Utilities Code Sections 362, 377, 851, 852, 854. As discussed in
     Section VI.D.6.a, to the extent these laws are impliedly preempted, there would be no discretionary approval triggering review, if any, under the CEQA.
/48/ Public Utilities Act of 1911, Stats 1st Ex Sess 1911 ch. 14 sec. 51(a) p.
     44.
/49/ In this regard, applicability of CEQA to CPUC regulation under Section 851 is solely derivative of the CPUC's authority under Section 851, because CEQA only applies to the extent discretionary approval by a California governmental agency is required. Cal. Pub. Resources Code Section 21065; Simi Valley Recreation & Park District v. LAFCO, 51 Cal. App. 3d 648, 664-66 (1975).
/50/ Stats. 1st, Ex. Sess. 1911 ch. 14, Section 35 p. 36; see also Public
     Utilities Code Sections 762, 763, 768.
/51/ Public Utilities Code Sections 761, 762, 768, 770, 8001, et seq.; see also
     1999 Cal. PUC Lexis 635, pp. 9-11.

ETrans and GTrans will be regulated under cost-of-service ratemaking by FERC comparable to existing rates applicable to those assets in the absence of the Plan, the Proponents do not expect there to be any "gain on sale" allocable by the CPUC under Section 851, but would intend to contest application of any such rules, should that occur. In addition, the Proponents are not seeking a finding that Public Utilities Code Section 367(b), the "gain on sale" statute applicable to the Debtor's non-nuclear generation-related assets, is preempted. To the contrary, the Debtor has been seeking to have the CPUC fulfill its duty to market value the Debtor's non-nuclear assets under this statute for more than two (2) years.

   Public Utilities Code Section 852. Public Utilities Code Section 852 is the successor to a companion provision enacted as part of the 1911 Act along with the predecessor to Section 851./52/ Section 852 prohibits a public utility or its affiliate from acquiring or holding stock in another CPUC-jurisdictional utility without prior CPUC approval. As with Section 851 and its predecessors, no mention of "public health and safety" is included in Section 852, and the Proponents will demonstrate at the Confirmation Hearing that Section 852 is directed primarily at the economic and monopoly abuses of public utilities, not protecting public health and safety.

   Public Utilities Code Section 854. Public Utilities Code Section 854 is a relatively recent addition to the Public Utilities Code, and prohibits any person or corporation from acquiring, controlling or merging or consolidating with CPUC-jurisdictional public utilities unless prior approval is obtained from the CPUC./53/ Section 854 includes extensive and detailed criteria for CPUC review of proposed mergers and acquisitions involving public utilities, none of which mention "public health and safety." The Proponents will demonstrate at the Confirmation Hearing that in applying Section 854 to the acquisition of California public utilities, the CPUC has focused almost exclusively on the economic effects of the proposed merger and acquisition, and not on the public health and safety impacts./54/ Again, the rationale for this exclusion of public health and safety matters from Section 854, as well as from Sections 851 and 852, is consistent with the comprehensive scheme for public utility regulation enacted and amended by California Legislatures since 1911. The provisions of the Public Utilities Code that address disposition, acquisition or control of public utility assets are directed at the economic consequences of such actions, while other provisions of the Public Utilities Code, primarily Sections 761 and 762, are directed at the public health and safety of public utility operations generally./55/

   Public Utilities Code Section 362. In September 1996, California's electric industry restructuring law, AB 1890, was enacted. Among other things, AB 1890 called for the establishment of an ISO and PX and set forth a process for transitioning California electric utilities from a regulated to a competitive generation market over a period of about five years. AB 1890 also added Section 362 to the Public Utilities Code, which requires the CPUC in Section 851 proceedings involving utility generating facilities to "ensure that facilities needed to maintain the reliability of the electric supply remain available and operational, consistent with maintaining open competition and avoiding an over concentration of market power." Thus, while AB 1890 effectively ordered the CPUC to consider electric supply reliability in its Section 851 deliberations, the purpose of such consideration was essentially economic--"maintaining open competition and avoiding an over concentration of market power"--rather than public health- or safety-related in nature. The Proponents will demonstrate at the Confirmation Hearing that the CPUC has applied Section 362 as a matter of economic regulation, not as a public health or safety matter.
--------
/52/ Stats 1st Exec. Sess. 1911 ch. 14 sec. 51(b) p. 44.
/53/ Stats 1971 ch 1373 sec. 1; amended Stats 1989 ch. 484 sec. 1; amended
     Stats 1995 ch. 622 sec. 1.
/54/ 1998 Cal. PUC Lexis 880; 1997 Cal. PUC Lexis 629, 71 CPUC 2d 351.
/55/ This statutory construction is also consistent with recent efforts by the CPUC to close what it perceives as a "gap" in its public health and safety jurisdiction under Sections 761 and 762. In the 2001-2002 California legislative session, after the CPUC lobbied legislators to support CPUC regulation of the safety and maintenance practices of wholesale generating facilities that had been divested by California utilities pursuant to the electric industry restructuring policies enacted by AB 1890 and implemented by the CPUC, two bills were introduced that would increase the level of regulatory scrutiny into the inspection, maintenance and operations of electric generating and transmission facilities with the intent of protecting "public health and safety": Senate Bill 39 (SBX2 39, Speier) and Assembly Bill 28 (ABX2 28, Migden). While the bills are phrased broadly as being intended to protect public health, safety and welfare, the legislative analyses accompanying SBX2 39 and ABX2 28 indicate that the essential purpose of the bills is to prevent the kinds of energy supply problems and accompanying price spikes experienced by the state in 2000 and 2001.

   Public Utilities Code Section 377. Public Utilities Code Section 377, as amended in early 2001 during the height of the California electricity crisis, repealed prior provisions of California law that exempted power-generating facilities owned by CPUC-jurisdictional public utilities prior to January 1, 1997 from regulation by the CPUC, including regulation under Section 851, after the facilities had been market valued under AB 1890, the 1996 California electric industry restructuring law./56/ Section 377 as amended also prohibits a CPUC-jurisdictional public utility from disposing of any generation facility prior to January 1, 2006, and requires that the CPUC ensure that public utility generation assets "remain dedicated to service for the benefit of California ratepayers."

   The Proponents will demonstrate at the Confirmation Hearing that the legislative purpose and motivation of Section 377 were to address skyrocketing wholesale electricity prices in California. The Legislature and policymakers, including the CPUC, alleged that the high wholesale prices were attributable to a handful of wholesale power generators who were able to charge "deregulated" prices for power from generating facilities they had acquired from California utilities under the terms of the 1996 California electric industry restructuring law. The CPUC had issued orders approving the disposition of such facilities by the utilities under restructuring law and Section 851. In this regard, prior Section 377, as well as Public Utilities Code Section 216(h), a companion provision to Section 377, released the facilities from CPUC jurisdiction and thus potentially authorized California utilities to sell those facilities to third parties or to sell the output into the wholesale power market.

   The Proponents will also demonstrate that, at the time Section 377 was amended in early 2001, the "public health and safety" aspects of the crisis were being addressed through other administrative actions and legislation. For example, the Governor had issued an emergency executive order authorizing the State to purchase emergency power supplies "to keep the lights on," and the Legislature was considering emergency legislation to authorize further State power purchases and to assert direct administrative control over the ISO, the state-chartered entity charged by California law with ensuring the reliability and safety of the statewide electricity grid, including acquiring emergency power supplies "to keep the lights on." Thus, the Proponents will prove that the 2001 amendments to Section 377 were directed at the economic consequences of the California electricity crisis, not protection of public health and safety.

   (ii) Regulation of Issuance of Securities by Public Utilities.

   Several provisions of the California Public Utilities Code restrict the ability of a public utility to issue debt or equity securities./57/ The Proponents will demonstrate that these provisions stand as an obstacle to the effective reorganization of Debtor. These provisions, which are the successor statutes to comparable provisions included in the 1911 Act,/58/ are on their face directed at the financial and economic regulation of public utilities, not public health and safety concerns. None of these provisions addresses "public health or safety" issues, and none deals with utility operations, facilities or the conditions of service to the public. All are directed solely at the capitalization and financing of public utilities.

   (iii) Regulation of Transactions between Public Utilities and Affiliates.

   Certain provisions of the California Public Utilities Code and decisions by the CPUC restrict affiliate transactions and dealings between a public utility and its regulated or unregulated affiliates. For example, Sections 797 and 798 authorize the CPUC to audit and impose civil penalties on any energy or telecommunications utility if it finds that the utility willfully made an "imprudent" or "less than reasonable" payment to an affiliate that holds a controlling interest in the utility. Similarly, Section 701.5 prohibits any energy or telecommunications utility from pledging assets or its credit on behalf of an affiliate that holds a
--------
/56/ Stats 2000-2001 1st Exec. Sess. ch. 2 sec. 3.
/57/ Public Utilities Code Sections 816-830.
/58/ Stats 1st Exec. Sess. 1911 ch. 14 sec. 52.

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controlling interest in the utility unless the CPUC approves. In Decision Nos.
97-12-088 and 98-08-035,/59/ the CPUC promulgated "Affiliate Transaction Rules" which impose numerous restrictions and prohibitions on agreements and transactions between energy utilities and their regulated or unregulated affiliates. In Decision Nos. 96-11-017, 99-04-068, 02-01-037 and 02-01-039, the
CPUC imposed certain financial and regulatory conditions on the public utilities and their parent holding companies. These conditions restrict transactions between utilities and their holding companies, and impose certain obligations on the utilities regarding their capital structure and on the holding companies regarding financial support for their utility subsidiaries./60/

   The Proponents will demonstrate at the Confirmation Hearing that the legislative and regulatory intent of these provisions is economic, i.e., the regulation of competitive, cross-subsidization and similar financial concerns relating to the relationship between utilities and their affiliates. Thus, these statutes and CPUC decisions are directed at economic issues, not at protecting public health and safety. The Proponents will also demonstrate that these provisions stand as an obstacle to the effective reorganization of the Debtor.

  6. Provisions of the California Corporations Code to the Extent Applicable to the Plan Need to be Preempted.

   Certain provisions of the California Corporations Code might, if otherwise applicable, preclude implementation of portions of the Plan. Corporations Code Title 1, Division 1, Chapter 5 restricts the ability of a corporation to make distributions to its shareholders. The Debtor's distribution of Newco common stock to the Parent and the distribution by the Parent of the common stock of the Debtor owned by the Parent to shareholders of the Parent pursuant to the Plan may not satisfy the retained earnings, balance sheet, liquidity and solvency test or other provisions of this Chapter. The distribution by the Parent of the common stock of the Debtor to the Parent's shareholders pursuant to the Plan could be characterized as a sale of all or substantially all of the assets of the Parent under California Corporations Code Section 1001. If so, outside of bankruptcy, consent of the Parent's shareholders would be required. To that extent, Section 1001 would stand as an obstacle to effectuation of the Plan.
   The Proponents will demonstrate at the Confirmation Hearing that these California Corporations Code provisions are primarily economic in nature and stand as an obstacle to the effective reorganization of the Debtor.

  7. Non-CPUC Laws Applicable to the Transfer or Acquisition of Permits and Licenses under the Plan will be Subject to the Confirmation Order.

   Except for the CPUC laws and regulations identified above, the Proponents intend to follow the established procedures for the transfer or reissuance of permits and licenses under state and federal law. The Proponents do not seek to impliedly preempt such state law or override such federal law. The vast majority of these actions are ministerial or governed by objective criteria that make it unlikely that the agency or subdivision could act or fail to act in a way that would interfere with consummation of the Plan. To the extent that any permit or license has not been transferred or reissued timely for the consummation of the Plan, the Proponents reserve the right to seek relief from the Bankruptcy Court under, among others, section 1142(b) of the Bankruptcy Code.

   Following the Effective Date, state subdivisions and agencies will continue to have jurisdiction to regulate the Reorganized Debtor, ETrans, GTrans and Gen on an ongoing basis as provided by state law, including under CEQA to the extent applicable, consistent with ordinary constitutional principles (e.g., that under the Supremacy Clause of the United States Constitution, the FERC has exclusive jurisdiction over the rates, terms and conditions of interstate electric and gas transmission service and sales of power for resale in interstate commerce). Approximately seventy percent (70%) of the Debtor's current utility assets (based on book value) will remain
--------
/59/ 1997 Cal. PUC Lexis 1139, 77 CPUC 2d 422; 1998 Cal. PUC Lexis 594, 188
     P.U.R. 4th 317.
/60/ The referenced CPUC decisions indirectly restrict and impose obligations on the utility holding companies through the CPUC's direct jurisdiction over the utilities and their transactions with their parent companies. To the extent it is determined that the CPUC decisions lawfully assert direct jurisdiction over the holding companies, the Proponents will demonstrate that implied preemption of such jurisdiction is necessary to effectuate the transaction required by the Plan.

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with the Reorganized Debtor and continue to be regulated by the CPUC. All of the Debtor's current utility assets, including those transferred to ETrans, GTrans and Gen under the Plan, will continue to be subject to applicable federal, state and local regulation.

   For these reasons, the Proponents will request that the Confirmation Order expressly provide that the limited number of state laws identified in this Disclosure Statement are impliedly preempted under section 1123(a)(5) of the Bankruptcy Code.

L.  SOVEREIGN IMMUNITY.

   The Proponents believe the State and the CPUC have waived their ability to assert sovereign immunity in this Chapter 11 Case through their extensive participation in the Debtor's chapter 11 proceedings. In this regard, both the State and the CPUC have availed themselves of the Bankruptcy Court's jurisdiction to (i) file claims in the Chapter 11 Case, (ii) appear on the merits in critical matters (e.g., to object to certain features of the Disclosure Statement and Plan, and to ask the Bankruptcy Court to disapprove the Proponents' request to extend the exclusivity period), (iii) file a term sheet for a competing plan, which they filed on February 13, 2002 and, (iv) file a competing plan together with a disclosure statement on April 15, 2002, which they filed. The Proponents believe the cumulative effect of their involvement and participation has been to surrender whatever sovereign immunity the State or the CPUC might otherwise have possessed or possess.

   As an initial matter, the Proponents believe that the CPUC, the Office of the California Attorney General and each agency of the State on whose behalf the Attorney General has appeared in this Chapter 11 Case have waived sovereign immunity. In addition, the Proponents also preserve the argument, which they expect to assert with greater specificity at the Confirmation Hearing, that the State and all State agencies have waived sovereign immunity based upon (i) the aggregate effect of the acts by the CPUC, the Attorney General, and various agencies, which have constituted a pervasive waiver of sovereign immunity for those agencies, and, effectively, for all agencies and for the State in general and (ii) the argument that the "non-unitary" government analysis advocated by the CPUC, the Attorney General and others does not require the Proponents to demonstrate that each agency has waived its sovereign immunity based upon the particular facts of its involvement in the Chapter 11 Case.

   Claims. To date, the State (through multiple agencies) has filed more than $1.2 billion in claims in the Chapter 11 Case. The State's claims (at least fifty-five (55) of them) embrace a wide range of matters, as follows:

  . The DWR has filed nine (9) claims (including Administrative Expense Claims) totaling more than $473 million, including claims totaling hundreds of millions of dollars in connection with its power purchases.

  . The CPUC has filed a claim for approximately $12 million for a variety of fees and expenses.

  . The California Department of Toxic Substances Control has filed three (3) proofs of claim totaling approximately $507.7 million for past and projected fees, penalties and remediation costs at a number of sites.

  . Five (5) state regional Water Quality Control Boards have filed proofs of claim totaling approximately $260.2 million for various past and projected environmental clean-up costs. A sixth regional board has filed a proof of claim for an unspecified and unknown amount for remediation costs and penalties at the Debtor's nuclear power plant and at another site formerly owned by the Debtor.

  . The Franchise Tax Board has filed proofs of claim for approximately $25.6 million in back corporate taxes.

  . The State Board of Equalization has filed a proof of claim for approximately $24.2 million in unpaid taxes.

  . The California Department of Transportation has filed eleven (11) claims totaling approximately $9 million.

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  .  The Regents of the University of California have filed a proof of claim for approximately $3.3 million in connection with power supplied to the California Independent System Operator, purportedly "for PG&E."

  .  The California Department of Forestry and Fire Protection has filed eleven
     (11) proofs of claim totaling approximately $468,539 for various costs it incurred fighting fires for which it maintains the Debtor is responsible.

  . The California Department of Corrections has filed a proof for claim for approximately $370,000.

  . The California Department of Fish and Game has filed four (4) proofs of claim totaling approximately $366,582.

  . The California Department of Housing and Community Development has filed a proof of claim for $98,546 for unpaid registration fees for commercial coaches owned by the Debtor.

  . The State Water Resources Control Board has filed a proof of claim for approximately $50,000 in costs associated with the oversight of clean-up activities by various regional boards.

  . The Department of General Services has filed three (3) proofs of claim totaling approximately $16,755.

  .  The California Department of Justice has filed a proof of claim for $3,424.

   Appearances on the Merits. The State and the CPUC also have participated in the Chapter 11 Case in many other significant ways that the Proponents believe individually, or in the aggregate, are a waiver of sovereign immunity:

  . On October 11, 2001, the DWR obtained limited relief from the automatic stay to join the Debtor as a defendant with other participants in California's energy markets in litigation concerning the State's liability for seizure of certain valuable energy contracts belonging to the Debtor (BFM contracts).

  . Two different arms of the State appeared in the Chapter 11 Case when the Debtor sought the Bankruptcy Court's approval to sell a non-operational power plant located in Kern County, California to a third party that intended to return it to operational status./61/

  . Several state entities have used the claims process as a vehicle to assert their regulatory authority over the Debtor by including affirmative arguments in their proofs of claim, supported by legal citation, that the Debtor remains bound by state environmental laws in bankruptcy.

  . On October 11, 2001, the DWR attended a deposition of the ISO in the Debtor's pending adversary action against the ISO and an appearance was entered. The Deputy Attorney General who appeared for the DWR made no reservation of rights whatsoever.

  . The State has become the most active critic of the Plan, beginning on October 9, 2001, when the CPUC and the DWR appeared at a scheduling conference concerning the Disclosure Statement (without any reservation of rights or qualifications) and challenged the procedural mechanisms by which the Plan seeks to preempt state and local laws (as did many other state entities appearing through the same counsel that represented the DWR at the hearing).

  . The State then subjected itself to a resulting order dated October 10, 2001 and voluntarily decided to appear before the Bankruptcy Court. In objections filed with the Bankruptcy Court on November 6, 2001, the CPUC and numerous other state entities again made the same objections regarding the necessity for individual adversary proceedings to effectuate preemption of state and local laws. In addition, the CPUC contended on the merits that, as a matter of federal bankruptcy law, the Debtor was not entitled to the relief sought through the Plan.
--------
/61/ First, the Department of Toxic Substances Control filed a "Special Limited
     Appearance" in connection with the Debtor's motion on September 25, 2001, arguing that the sale did not affect any of the Debtor's and/or the buyer's obligations under applicable environmental laws. Then, while the Debtor's motion was pending, on October 9, 2001, the CPUC appeared before the Bankruptcy Court and opposed the entry of any order providing that no further CPUC approval would be necessary.

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

  . On November 27, 2001, the CPUC, the DWR and ten (10) other agencies filed lengthy objections to the Disclosure Statement, arguing on the merits, among other things, that the Plan should not be confirmed.

  . Moreover, the State and the CPUC failed to make any reservation of Eleventh Amendment immunity on several important occasions: e.g., when the DWR attended the ISO's deposition, when the CPUC and the DWR appeared at the October 9, 2001 status conference and when the CPUC sought to terminate the Debtor's period of exclusivity and file its own plan of reorganization (both in its briefing on the subject, and again when it later appeared at the January 16, 2002 hearing in the Bankruptcy Court).

   Term Sheet. In addition, on January 8, 2002, the CPUC filed an objection as "a creditor and party in interest in this [Chapter 11 Case]" urging the Bankruptcy Court to terminate the Debtor's exclusivity period and to "permit the [CPUC] to file and solicit acceptances to its Alternate Plan" of reorganization. In this objection, the CPUC characterized itself as "a critical player in this case" and indicated that "the [CPUC] is prepared to describe the salient features of its Alternate Plan and, with this Court's permission, to file a plan and disclosure statement in short order." The Attorney General, on behalf of the State and eleven (11) named agencies thereof, specifically joined in the CPUC's objection on January 9, 2002. The Bankruptcy Court sustained the objection in part and, by order dated February 3, 2002, granted the CPUC permission to file a term sheet setting forth the components of its proposed alternative plan. The CPUC filed its term sheet in accordance with the Bankruptcy Court's order on February 13, 2002. At a hearing on February 27, 2002, the Bankruptcy Court terminated the Debtor's exclusivity for the limited purpose of allowing the CPUC to file a competing plan. On April 15, 2002, the CPUC filed a competing plan of reorganization together with a disclosure statement with the Bankruptcy Court. See Section V.B.25 of this Disclosure Statement for more information on the CPUC's term sheet and plan.

   The Proponents believe that, despite any disclaimers or reservations of rights made by the State and/or its various entities, the State's actions have waived any Eleventh Amendment immunity with respect to the Debtor's entire bankruptcy proceeding. The Proponents believe that a state or state agency cannot invoke its immunity selectively, even if it repeatedly claims that its actions are not meant to waive its Eleventh Amendment immunity./62/ For all of the foregoing reasons, the Proponents believe that the CPUC and the State have waived their sovereign immunity with respect to the Plan, and the relief sought in the Plan is appropriate. However, if the Bankruptcy Court determines that the State and the CPUC have not waived their sovereign immunity with respect to the Plan, the Proponents will amend the conditions to confirmation to substitute findings of fact or conclusions of law for any declaratory or injunctive relief presently sought against the CPUC or the State.

M.  CLASSIFICATION AND TREATMENT OF CLAIMS AND EQUITY INTERESTS.

   The Plan classifies Claims and Equity Interests separately and provides different treatment for different Classes of Claims and Equity Interests in accordance with the provisions of the Bankruptcy Code. As described more fully below, the Plan provides, separately for each Class, that holders of certain Claims and Equity Interests will receive various amounts and types of consideration, thereby giving effect to the different rights of holders of Claims and Equity Interests in each Class.
--------
/62/ When a state appears in a federal court, it makes "itself a party to the litigation to the full extent required for its complete determination." Clark v. Barnard, 108 U.S. 436, 448 (1883) (State's intervention "without prejudice" to treasurer's pending demurrer on Eleventh Amendment grounds held to waive sovereign immunity). See also, Sosna v. Iowa, 419 U.S. 393, 396 n.2 (1975) (State of Iowa waived Eleventh Amendment immunity despite initially pleading Eleventh Amendment defense in answer). "[T]he immunity of sovereignty from suit without its consent cannot be carried so far as to permit [the State] to reverse the action invoked by it, and to come in and go out of court at its will, the other party having no right of resistance to either step." Puerto Rico v. Ramos, 232 U.S. 627, 632
     (1914). The Ninth Circuit has held that "conduct during the litigation [that] clearly manifests acceptance of the federal court's jurisdiction or is otherwise incompatible with an assertion of Eleventh Amendment immunity will be construed as a waiver." Armstrong v. Davis, 275 F.3d 849, 877 (9th Cir. 2001) (internal quotation marks omitted). See also Hill v. Blind Industries & Services, 179 F.3d 754, 758 (9th Cir. 1999), as amended, 201 F.3d 1186 (9th Cir. 2000) ("a state may waive its Eleventh Amendment immunity by conduct that is incompatible with an intent to preserve that immunity"); id. at 763 (holding that the state agency "unequivocally consented to the jurisdiction of the federal court by its conduct in appearing and actively litigating this case on the merits").

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   The Debtor will pay all Allowed Claims in full. Allowed Claims shall include the amounts owed with respect to the period prior to the Petition Date and applicable interest accrued and unpaid during such period. Except as otherwise provided herein, holders of Allowed Claims will also be paid in Cash accrued and unpaid Post-Petition Interest on such Allowed Claims. Except as otherwise provided herein, including Exhibit H attached hereto, any Post-Petition
Interest shall be calculated and paid at the lowest non-default rate in accordance with the terms specified in the applicable statute, indenture or instrument governing such Allowed Claim or, if no such instrument exists, or if the applicable instrument does not specify a non-default rate of interest, Post-Petition Interest will be calculated and paid on such Allowed Claim at the Federal Judgment Rate. Except as provided under applicable non-bankruptcy law, Post-Petition Interest will not be paid on the following Allowed Claims:
Administrative Expense Claims; Environmental, Fire Suppression, Pending Litigation and Tort Claims and Workers' Compensation Claims.

   Pursuant to an order entered by the Bankruptcy Court on April 9, 2001, authorizing the interim use of cash collateral, the Debtor has paid and will continue to pay Post-Petition Interest to the holders of Allowed Claims in Classes 3a, 3b and 4a. In addition, pursuant to the Settlement Order, the Debtor will make (i) payments, as soon as practicable but no later than ten
(10) days after approval of the Disclosure Statement, of pre-petition interest and Post-Petition Interest accrued through the applicable Initial Calculation Date (February 28, 2002) to the holders of Allowed Claims in Class 5 for Senior Indebtedness, the holders of Allowed Southern San Joaquin Valley Power Authority Bond Claims and the holders of Allowed Claims in Classes 4c, 4f, 4g and 11, and (ii) payments, on or before July 30, 2002, of pre-petition interest and Post-Petition Interest accrued through the applicable Initial Calculation Date (June 30, 2002) to the remaining holders of Allowed Claims in Class 5 and the holders of Allowed Claims in Classes 1, 2, 6, 7 and 10.

   Pursuant to an order entered by the Bankruptcy Court on April 9, 2002 approving the Debtor's execution and performance of an agreement with the Letter of Credit Issuing Banks entitled "Summary of Terms with Respect to Forbearance and Proposed Revised Treatment of Letter of Credit Bank Claims in the Plan of Reorganization," the Debtor will (i) make payments to the Letter of Credit Issuing Banks of certain reasonable fees and expenses of professionals retained by the Letter of Credit Issuing Banks, and (ii) within ten (10) days after the Confirmation Date and thereafter, pay to the holders of Allowed Claims in Class 4e the outstanding reimbursement claims under the applicable Reimbursement Agreements with respect to Letter of Credit draws for the payment of interest on the related series of Letter of Credit Backed PC Bonds, together with accrued and unpaid interest due thereon at the non-default rate to the extent provided in the applicable Reimbursement Agreements.

   In addition, the Debtor will make payments of Post-Petition Interest accruing on and after the applicable Initial Calculation Date and through the last day of the last calendar quarter ending prior to the Effective Date in arrears in quarterly installments (or in the case of such first quarter following the Initial Calculation Date for holders of Allowed Claims for which February 28, 2002 is the Initial Calculation Date, the four-month period from March 1, 2002 to June 30, 2002) as follows: (i) on the first Business Day of the next calendar quarter to the holders of Allowed Claims in Class 5 for Senior Indebtedness, the holders of Allowed Southern San Joaquin Valley Power Authority Bond Claims and the holders of Allowed Claims in Classes 4c, 4f, 4g and 11, and (ii) within thirty (30) days following the end of the calendar quarter, to the remaining holders of Allowed Claims in Class 5 and the holders of Allowed Claims in Classes 1, 2, 6, 7 and 10. Any Post-Petition Interest that accrues during the period commencing on the first day of the calendar quarter in which the Effective Date occurs and ending on the Effective Date will be paid on the Effective Date.

   The accrual and payment of Post-Petition Interest will terminate if (i) the Debtor is determined by a Final Order of the Bankruptcy Court to be insolvent (on a balance sheet basis), with such interest accrual termination effective as of the date of insolvency, as determined by the Bankruptcy Court, (ii) upon conversion of the Chapter 11 Case to a case under chapter 7; provided, however, that there is not a subsequent determination of the Bankruptcy Court that there are assets of sufficient value to pay Post-Petition Interest on the applicable Allowed Claims, or (iii) under any other circumstances that would allow for recharacterization, as described below. The

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

amounts to be paid on account of Post-Petition Interest may be recharacterized and treated as partial payment of the principal amount of the applicable Allowed Claims under the following circumstances: (a) in the event that the Bankruptcy Court determines, by entry of a Final Order, that the Debtor is insolvent (on a balance sheet basis) from the date of insolvency, as determined by the Bankruptcy Court; or (b) if the Plan is not confirmed and another plan of reorganization is confirmed, in which case any payment of the pre-petition interest and Post-Petition Interest that exceeds the amount of pre-petition interest and Post-Petition Interest otherwise required to be paid to the holders of the affected Allowed Claims under the terms of such other confirmed plan of reorganization may, in the sole discretion of the proponent(s) of such plan, be recharacterized and treated as a partial payment on the principal amount of the applicable Allowed Claims.

   As to any Disputed Claim, within ten (10) days after a Final Order or the filing of a stipulation making such Disputed Claim an Allowed Claim, the holder of such Allowed Claim shall receive all pre-petition interest and, to the extent payable, Post-Petition Interest accrued and payable on such Allowed Claim pursuant to the Plan as of such date. See Section VI.P of this Disclosure Statement for more information regarding the timing of distributions under the Plan.

   The Debtor is authorized to pay, and has paid or will pay, all fees and expenses of the holders of Senior Indebtedness who are parties to the Settlement and Support Agreement, the Bond Trustees, the trustees under the Mortgage, and the Debtor's various indentures, including, but not limited to, the trustee under the Southern San Joaquin Valley Power Authority Agreement, the Issuer of the PC Bonds, and their respective professionals, and Bank of America, N.A., in its capacity as administrative agent under the Revolving Line of Credit (including such administrative agent's attorneys' fees), pursuant to a procedure that provides for twenty (20) days' notice to the Debtor, its counsel, counsel to the Committee and the U.S. Trustee, which parties thereby are afforded an opportunity to object to the reasonableness of such fees and expenses. Any other unpaid fees and expenses accrued through the Confirmation Date of any of the Bond Trustees and trustees under the Mortgage and various indentures shall be paid by the Debtor within ten (10) days after the Confirmation Date, to the extent allowed by law and any underlying agreement.

   To the extent the Plan provides for the satisfaction of a portion of an Allowed Claim through the issuance of Long-Term Notes, the holder of such Allowed Claim will receive one Long-Term Note from each of ETrans, GTrans and Gen. The approximate allocation of such Long-Term Notes among the issuers will be as follows: ETrans--twenty-seven percent (27%); GTrans--twenty-one percent (21%); and Gen--fifty-two percent (52%). For example, assuming no Excess Cash, the holder of an Allowed General Unsecured Claim in the principal amount (excluding pre-petition interest) of $3,000,000 would be paid sixty percent (60%) in Cash and forty percent (40%) in Long-Term Notes, and would therefore receive $1,800,000 (plus pre-petition interest) in Cash plus $1,200,000 in Long-Term Notes. The holder of such Allowed Claim would also receive unpaid Post-Petition Interest and a placement fee of $30,000. Based on the amounts of Long-Term Notes provided on Exhibit E to this Disclosure Statement, the Long-Term Notes received would consist of $325,000 from ETrans, $250,000 from GTrans and $625,000 from Gen./63/

   To the extent that the estimated aggregate amount of Allowed Claims at the Effective Date is greater than that on which the aggregate amount of Long-Term Notes was based, additional Gen Long-Term Notes will be issued and the amount of Gen New Money Notes (and Cash to be paid by Gen to the Debtor) will be decreased by an approximately equal amount. Since the absolute amount of Gen Long-Term Notes would increase, the relative allocations of the Long-Term Notes among ETrans, GTrans and Gen received by the holders of Allowed Claims would change. As a result of the foregoing, the total amount of Reorganized Debtor New Money Notes would be increased by approximately the amount of the increase in the estimated aggregate amount of Allowed Claims at the Effective Date. The actual allocation percentages will be equal to fractions, expressed as percentages, the numerators of which are the principal amounts of ETrans Long-Term Notes, GTrans Long-Term Notes and Gen Long-Term Notes to be issued (after giving effect to Excess Cash, but without taking into
--------
/63/ In addition, if the ETrans Long-Term Notes and the GTrans Long-Term Notes both had maturities of greater than ten (10) years, the holder of such Allowed General Unsecured Claim would receive additional placement fees of $1,625 and $1,250, respectively.

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

account any reduction in such issuance to occur as the result of the payment of Cash in lieu of fractional Long-Term Notes), respectively, and the denominator of which is the sum of the foregoing. See Exhibit E to this Disclosure Statement for more information regarding the debt securities to be issued under the Plan.

  1. Administrative Expense Claims.

   Administrative Expense Claims are Claims constituting a cost or expense of administration of the Chapter 11 Case allowed under sections 503(b) and 507(a)(1) of the Bankruptcy Code. Such Claims include all actual and necessary costs and expenses of preserving the estate of the Debtor, all actual and necessary costs and expenses of operating the business of the Debtor-in-Possession, any indebtedness or obligations incurred or assumed by the Debtor-in-Possession in connection with the conduct of its business, all cure amounts owed in respect of leases and contracts assumed by the Debtor-in-Possession, all compensation and reimbursement of expenses to the extent Allowed by the Bankruptcy Court under sections 330 or 503 of the Bankruptcy Code, and any fees or charges assessed against the estate of the Debtor under section 1930 of chapter 123 of title 28 of the United States Code.

   Except to the extent that any entity entitled to payment of any Allowed Administrative Expense Claim agrees to a less favorable treatment, each holder of an Allowed Administrative Expense Claim shall receive Cash in an amount equal to such Allowed Administrative Expense Claim on the later of the Effective Date and the date such Administrative Expense Claim becomes an Allowed Administrative Expense Claim, or as soon as practicable thereafter, or on such other date as may be ordered by the Bankruptcy Court; provided, however, that Allowed Administrative Expense Claims representing liabilities incurred in the ordinary course of business by the Debtor-in-Possession (including, but not limited to, real and personal property taxes and franchise fees) or liabilities arising under loans or advances to or other obligations incurred by the Debtor-in-Possession shall be paid in full and performed by the Debtor-in-Possession in the ordinary course of business in accordance with the terms and subject to the conditions of any agreements governing, instruments evidencing or other documents relating to such transactions. Except as provided under applicable non-bankruptcy law, Post-Petition Interest will not be paid on Allowed Administrative Claims.

  2. Professional Compensation and Reimbursement Claims.

   Professional Compensation and Reimbursement Claims are Administrative Expense Claims for the compensation of professionals and reimbursement of expenses incurred by such professionals, the Committee and members of the Committee pursuant to sections 503(b)(2), 503(b)(3), 503(b)(4) and 503(b)(5) of the Bankruptcy Code. All payments to professionals for Professional Compensation and Reimbursement Claims will be made in accordance with the procedures established by the Bankruptcy Code, the Bankruptcy Rules and the Bankruptcy Court relating to the payment of interim and final compensation for services rendered and reimbursement of expenses. The Bankruptcy Court will review and determine all applications for compensation for services rendered and reimbursement of expenses.

   Pursuant to the Plan, each holder of a Professional Compensation and Reimbursement Claim (a) shall file by no later than the date that is ninety
(90) days after the Confirmation Date or such other date as may be fixed by the Bankruptcy Court a final application for the allowance of compensation for services rendered and reimbursement of expenses incurred, and (b) if granted, such an award by the Bankruptcy Court shall be paid in full in such amounts as are Allowed by the Bankruptcy Court (i) on the date such Professional Compensation and Reimbursement Claim becomes an Allowed Professional Compensation and Reimbursement Claim, or as soon as practicable thereafter or
(ii) upon such other terms as may be mutually agreed upon between such holder of an Allowed Professional Compensation and Reimbursement Claim and the Debtor.

  3. Priority Tax Claims.

   Priority Tax Claims are Claims for taxes entitled to priority in payment under section 507(a)(8) of the Bankruptcy Code.

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   Pursuant to the Plan, except to the extent that a holder of an Allowed
Priority Tax Claim has been paid by the Debtor prior to the Effective Date or agrees to a different treatment, each holder of an Allowed Priority Tax Claim shall be paid, in full and complete settlement, satisfaction and discharge of its Allowed Priority Tax Claim, including Post-Petition Interest, Cash in an amount equal to such Allowed Priority Tax Claim on the later of the Effective Date and the date such Priority Tax Claim becomes an Allowed Priority Tax Claim, or as soon as practicable thereafter.

  4. Class 1--Other Priority Claims.

   Other Priority Claims are Claims that are entitled to priority in accordance with section 507(a) of the Bankruptcy Code, other than Administrative Expense Claims and Priority Tax Claims. The Debtor believes that all Other Priority Claims have been or will be paid pursuant to an order of the Bankruptcy Court. Accordingly, the Debtor believes that there should be no Allowed Other Priority Claims.

   Class 1 is unimpaired under the Plan. Pursuant to the Plan, except to the extent that a holder of an Allowed Other Priority Claim has been paid by the Debtor prior to the Effective Date or agrees to a different treatment, each holder of an Allowed Other Priority Claim, if any exist, will be paid Cash in an amount equal to such Allowed Claim.

  5. Class 2--Other Secured Claims.

   The Debtor believes that the Other Secured Claims will include Claims relating to mechanics' and materialmen's liens and secured tax claims, as well as any Secured Claims other than those Secured Claims in Class 3a, Class 3b and Class 4a.

   Class 2 is unimpaired under the Plan. Pursuant to the Plan, except to the extent that a holder of an Allowed Other Secured Claim has been paid by the Debtor prior to the Effective Date or agrees to a different treatment, at the sole option of the Debtor, each holder of an Allowed Other Secured Claim shall be (a) reinstated and rendered unimpaired in accordance with section 1124(2) of the Bankruptcy Code, or (b) paid Cash in an amount equal to such Allowed Other Secured Claim, including any interest on such Allowed Other Secured Claim required to be paid pursuant to section 506(b) of the Bankruptcy Code.

  6. Class 3a--Secured Claims Relating to First and Refunding Mortgage Bonds.

   Class 3a includes Secured Claims against the Debtor evidenced by the (a) 6.250% First and Refunding Mortgage Bonds Series 93C due August 1, 2003; (b) 6.250% First and Refunding Mortgage Bonds Series 93G due March 1, 2004; (c) 5.875% First and Refunding Mortgage Bonds Series 93E due October 1, 2005; (d) 6.250% First and Refunding Mortgage Bonds Series 81B due August 1, 2011; (e) 8.800% First and Refunding Mortgage Bonds Series 91A due May 1, 2024; (f) 8.375% First and Refunding Mortgage Bonds Series 92B due May 1, 2025; (g) 8.250% First and Refunding Mortgage Bonds Series 92D due November 1, 2022; (h) 7.250% First and Refunding Mortgage Bonds Series 93A due March 1, 2026; (i) 7.250% First and Refunding Mortgage Bonds Series 93D due August 1, 2026; (j) 6.750% First and Refunding Mortgage Bonds Series 93F due October 1, 2023; and
(k) 7.050% First and Refunding Mortgage Bonds Series 93H due March 1, 2024, each issued by the Debtor under a First and Refunding Mortgage under which BNY Western Trust Company was trustee on the Petition Date, together with any Matured and Unpresented First and Refunding Mortgage Bonds, provided that the Debtor is not waiving any rights or claims it may have under applicable non-bankruptcy law against any holder of any Matured and Unpresented First and Refunding Mortgage Bond or any other party with respect thereto.

   Class 3a is impaired under the Plan. Each holder of an Allowed Secured Claim Relating to First and Refunding Mortgage Bonds will be paid Cash in an amount equal to one hundred percent (100%) of such Allowed Claim, plus any prepayment penalty or premium provided under the First and Refunding Mortgage

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Bond that applies to prepayment of such First and Refunding Mortgage Bond on or prior to the Effective Date; provided, however, that Allowed Secured Claims Relating to First and Refunding Mortgage Bonds will not include any other prepayment premiums or penalties associated with the repayment of the First and Refunding Mortgage Bonds.

  7. Class 3b--Secured Claims Relating to Replaced First and Refunding Mortgage Bonds.

   Class 3b includes Secured Claims against the Debtor evidenced by the Mortgage Bonds that secure the Mortgage Backed PC Bond Claims contained in Class 4a.

   Class 3b is impaired under the Plan. Pursuant to the Plan, the Mortgage Bonds will be replaced with New Mortgage Bonds with identical rates, maturities and redemption terms. In connection with the issuance of the New Mortgage Bonds, the Mortgage securing the Mortgage Bonds will be amended and restated in its entirety as provided in the Summary of Terms of Debt Securities attached hereto as Exhibit E, and the property transferred by the Debtor to ETrans, GTrans, Gen, Newco, the Parent and their respective subsidiaries and affiliates or sold by the Debtor pursuant to the Plan will be released from the lien of the Mortgage. As of the Effective Date, the New Mortgage Bonds will be the only debt outstanding under the Mortgage, which will then encumber all real property and substantially all personal property of the Reorganized Debtor. Each holder of a Mortgage Bond will be paid in Cash an amount equal to any and all accrued and unpaid interest owed to such holder in respect of such Mortgage Bond in accordance with the terms thereof to and including the last scheduled interest payment date preceding the Effective Date.

  8. Class 4a--Mortgage Backed PC Bond Claims.

   Mortgage Backed PC Bond Claims are the Claims of the Issuer, Bond Trustee and the holders of Mortgage Backed PC Bonds for all amounts due and owing by the Debtor under the Loan Agreements and each of the other PC Bond Documents executed by the Debtor in connection with the issuance of each series of Mortgage Backed PC Bonds.

   Class 4a is impaired under the Plan. Pursuant to the Plan, each series of Mortgage Backed PC Bonds will remain outstanding. The Debtor's payment obligations under the PC Bond Documents related to the Mortgage Backed PC Bonds will be solely an obligation of the Reorganized Debtor. The Reorganized Debtor's obligations under the PC Bond Documents related to the Mortgage Backed PC Bonds will be secured by the New Mortgage Bonds, which will, in turn, be secured by the amended and restated Mortgage. To the extent such payments are not made or provided for by the payment of Class 3b Allowed Claims to or for the benefit of the Bond Trustee, on the Effective Date, each holder of a Mortgage Backed PC Bond will be paid an amount in Cash equal to any and all accrued and unpaid interest owed to such holder in respect of such Mortgage Backed PC Bond in accordance with the terms thereof to and including the last scheduled interest payment date preceding the Effective Date. All unpaid fees and expenses of the Issuer and Bond Trustee due and owing under the applicable Loan Agreements will also be paid in Cash.

   With respect to any property transferred by the Debtor to ETrans, GTrans or Gen pursuant to the terms of the Plan, the acquisition or construction of which was financed or refinanced with the proceeds of a series of Mortgage Backed PC Bonds, the transferee shall assume the obligation to perform, satisfy and/or comply with those terms, covenants, conditions or obligations under the related PC Bond Documents arising from and after the Effective Date, which are to be observed, performed, satisfied and/or complied with by the owner or operator of the "Project" (as described therein) or any portion thereof which is then owned or controlled by such party, including, without limitation, (a) any obligation to maintain such Project or portion thereof and its other assets and to timely pay any taxes, governmental charges, assessments, insurance premiums or other costs or expenses related thereto, (b) the obligation to comply with all restrictions on the use of such Project or portion thereof set forth in the related PC Bond Documents, and (c) the obligation to refrain from taking any action or permitting any action to be taken with respect to such Project or portion thereof that could cause interest on the related series

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of PC Bonds to become includable in the gross income of the holders thereof for federal income tax purposes. Notwithstanding the assumption of the obligations by each of ETrans, GTrans and Gen as described above, the Reorganized Debtor will not be released from liability under the Mortgage Backed PC Bonds.

   On or prior to the Effective Date, with respect to each series of Mortgage Backed PC Bonds, the Reorganized Debtor, the Issuer and Bond Trustee shall receive an opinion of the original bond counsel to the effect that the transactions set forth in the Plan with respect to each series of Mortgage Backed PC Bonds and the execution and delivery of any releases, amendments or other agreements in connection therewith will not, in and of themselves, cause interest on such series of Mortgage Backed PC Bonds to become includable in the gross income of the holders thereof for federal income tax purposes.

  9. Class 4b--MBIA Insured PC Bond Claims.

   MBIA Insured PC Bond Claims are the Claims of the Issuer, Bond Trustee and the holders of MBIA Insured PC Bonds for all amounts due and owing by the Debtor under the Loan Agreement and each of the other PC Bond Documents executed by the Debtor in connection with the issuance of the MBIA Insured PC Bonds.

   Class 4b is unimpaired under the Plan. Pursuant to the Plan, the MBIA Insured PC Bonds will remain outstanding. The Loan Agreement and the PC Bond Documents related to the MBIA Insured PC Bonds will be reinstated and rendered unimpaired in accordance with section 1124 of the Bankruptcy Code. The Reorganized Debtor will be solely liable under the Loan Agreement and related PC Bond Documents related to the MBIA Insured PC Bonds. On the Effective Date, each holder of a MBIA Insured PC Bond will be paid Cash in an amount equal to any and all accrued and unpaid interest owed to such holder in respect of such MBIA Insured PC Bond in accordance with the terms thereof to and including the last scheduled interest payment date preceding the Effective Date. All unpaid fees and expenses of the Issuer and Bond Trustee due and owing under the Loan Agreement will also be paid in Cash.

   With respect to any property transferred by the Debtor to ETrans, GTrans or Gen pursuant to the terms of the Plan, the acquisition or construction of which was financed or refinanced with the proceeds of a series of MBIA Insured PC Bonds, the transferee shall assume the obligation to perform, satisfy and/or comply with those terms, covenants, conditions or obligations under the related PC Bond Documents arising from and after the Effective Date which are to be observed, performed, satisfied and/or complied with by the owner or operator of the "Project" (as described therein) or any portion thereof which is then owned or controlled by such party, including, without limitation, (a) any obligation to maintain such Project or portion thereof and its other assets and to timely pay any taxes, governmental charges, assessments, insurance premiums or other costs or expenses related thereto, (b) the obligation to comply with all restrictions on the use of such Project or portion thereof set forth in the related PC Bond Documents, and (c) the obligation to refrain from taking any action or permitting any action to be taken with respect to such Project or portion thereof that could cause interest on the related series of PC Bonds to become includable in the gross income of the holders thereof for federal income tax purposes. Notwithstanding the assumption of the obligations by each of ETrans, GTrans and Gen as described above, the Reorganized Debtor will not be released from liability under the MBIA Insured PC Bonds.

   On or prior to the Effective Date, the Reorganized Debtor, the Issuer and the Bond Trustee shall receive an opinion of the original bond counsel to the effect that the transactions set forth in the Plan with respect to the MBIA Insured PC Bonds and the execution and delivery of any releases, amendments or other agreements in connection therewith will not, in and of themselves, cause interest thereon to become includable in the gross income of the holders thereof for federal income tax purposes.

  10. Class 4c--MBIA Claims.

   MBIA Claims consist of (a) the contingent Claims of MBIA with respect to payments that may become due by the Debtor under the terms of the MBIA Reimbursement Agreement as reimbursement for payments made by

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MBIA under the PC Bond Insurance Policy, and (b) the Claims of MBIA for any and
all accrued and unpaid amounts due by the Debtor under the MBIA Reimbursement Agreement, including any and all amounts due by the Debtor as reimbursement of amounts paid by MBIA under the PC Bond Insurance Policy to the Bond Trustee for the payment of interest on the MBIA Insured PC Bonds.

   Class 4c is impaired under the Plan. The Reorganized Debtor will be solely liable under the MBIA Reimbursement Agreement. On the Effective Date, each holder of an Allowed MBIA Claim will be paid Cash in an amount equal to its pro rata share of the aggregate amount paid by MBIA to the Bond Trustee with respect to the payment of interest on the MBIA Insured PC Bonds during the period from the Petition Date to and including the last scheduled interest payment date preceding the Effective Date, together with its pro rata share of all other amounts then due and owing to MBIA under the terms of the MBIA Reimbursement Agreement through the Effective Date, including interest due on such amounts to the extent provided in the MBIA Reimbursement Agreement at the non-default rate.

  11. Class 4d--Letter of Credit Backed PC Bond Claims.

   Letter of Credit Backed PC Bond Claims are the Claims against the Debtor by the Issuer, Bond Trustee and the holders of Letter of Credit Backed PC Bonds for all amounts due and owing by the Debtor under the Loan Agreements and each of the other PC Bond Documents executed by the Debtor in connection with the issuance of each series of Letter of Credit Backed PC Bonds.

   Class 4d is unimpaired under the Plan. Pursuant to the Plan, each series of Letter of Credit Backed PC Bonds will remain outstanding. Each of the Loan Agreements and the PC Bond Documents related to the Letter of Credit Backed PC Bonds will be reinstated and rendered unimpaired in accordance with section 1124 of the Bankruptcy Code. Each holder of a Letter of Credit Backed PC Bond will be paid Cash in an amount equal to any and all accrued and unpaid interest owed to such holder in respect of such Letter of Credit Backed PC Bond in accordance with the terms thereof to and including the last scheduled interest payment date preceding the Effective Date. All unpaid fees and expenses of the Issuer and Bond Trustee due and owing under the applicable Loan Agreement will also be paid in Cash. The Reorganized Debtor will be solely liable for the Debtor's payment obligations under the PC Bond Documents related to the Letter of Credit Backed PC Bonds.

   With respect to any property transferred by the Debtor to ETrans, GTrans or Gen pursuant to the terms of the Plan, the acquisition or construction of which was financed or refinanced with the proceeds of a series of Letter of Credit Backed PC Bonds, the transferee shall assume the obligation to perform, satisfy and/or comply with those terms, covenants, conditions or obligations under the related PC Bond Documents arising from and after the Effective Date, which are to be observed, performed, satisfied and/or complied with by the owner or operator of the "Project" (as described therein) or any portion thereof, which is then owned or controlled by such party, including, without limitation, (a) any obligation to maintain such Project or portion thereof and its other assets and to timely pay any taxes, governmental charges, assessments, insurance premiums or other costs or expenses related thereto, (b) the obligation to comply with all restrictions on the use of such Project or portion thereof set forth in the related PC Bond Documents, and (c) the obligation to refrain from taking any action or permitting any action to be taken with respect to such Project or portion thereof that could cause interest on the related series of PC Bonds to become includable in the gross income of the holders thereof for federal income tax purposes. Notwithstanding the assumption of the obligations by each of ETrans, GTrans and Gen as described above, the Reorganized Debtor will not be released from liability under PC Bond Documents related to the Letter of Credit Backed PC Bonds.

   On or prior to the Effective Date, the Reorganized Debtor, the Issuer and the Bond Trustee shall receive an opinion of the original bond counsel to the effect that the transactions set forth in the Plan with respect to the Letter of Credit Backed PC Bonds and the execution and delivery of any releases, amendments or other agreements in connection therewith will not, in and of themselves, cause interest thereon to become includable in the gross income of the holders thereof for federal income tax purposes.

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  12. Class 4e--Letter of Credit Bank Claims.

   Letter of Credit Bank Claims consist of (a) the contingent Claims of each Letter of Credit Issuing Bank and the applicable Banks, if any, with respect to payments which may become due by the Debtor under their respective Reimbursement Agreements with the Debtor in an amount equal to the outstanding Stated Amount of each of the Letters of Credit, and (b) the Claims of the Letter of Credit Issuing Banks and the applicable Banks, if any, for any and all accrued and unpaid amounts due by the Debtor under their respective Reimbursement Agreements, including amounts due as reimbursement of amounts paid by each Letter of Credit Issuing Bank under its respective Letter of Credit to the Bond Trustee for the payment of interest on the related series of Letter of Credit Backed PC Bonds.

   Class 4e is impaired under the Plan. To the extent that the Debtor has not reimbursed the applicable Letter of Credit Issuing Bank and the applicable Banks, if any, for drawings made on the related Letter of Credit with respect to the payment of interest on the related series of Letter of Credit Backed PC Bonds to the extent provided in the respective Reimbursement Agreement, each holder of an Allowed Letter of Credit Bank Claim will be paid Cash in an amount equal to its pro rata share of the aggregate amount paid by the respective Letter of Credit Issuing Bank to the respective Bond Trustee under the terms of the applicable Letter of Credit with respect to the payment of the interest on the Letter of Credit Backed PC Bonds to which such Letter of Credit Bank Claim relates during the period from the Petition Date to and including the last scheduled interest payment date on such Letter of Credit Backed PC Bonds preceding the Effective Date. Each holder of an Allowed Letter of Credit Bank Claim will also be paid Cash in an amount equal to its pro rata share of all other amounts then due and owing to the respective Letter of Credit Issuing Bank and the applicable Banks, if any, under the terms of the respective Reimbursement Agreement (other than for reimbursement of drawings on the respective Letter of Credit) through the Effective Date, including, without limitation, interest at the interest rate due on such amounts to the extent provided in the respective Reimbursement Agreements, any due and owing Forbearance, Extension and Letter of Credit Fees (as hereinafter defined) through the Effective Date, and the reasonable fees and expenses of unrelated third-party professionals retained by the Letter of Credit Issuing Banks, to the extent incurred subsequent to the Petition Date in the Chapter 11 Case, which with respect to each Letter of Credit Issuing Bank for the period prior to December 1, 2001 shall be in an aggregate amount not to exceed the amount mutually agreed to by the Debtor and each Letter of Credit Issuing Bank.

   On the Effective Date, one of the following shall occur with respect to each series of Letter of Credit Backed PC Bonds and its respective Letter of Credit, at the option of the Debtor separately for each series of Letter of Credit Backed PC Bonds:

      Purchase Option: The respective series of Letter of Credit Backed PC Bonds shall be called for mandatory tender in accordance with the terms of the respective Indenture and shall be purchased by the respective Bond Trustee through a draw on the related Letter of Credit and, at the option of the respective Letter of Credit Issuing Bank, shall either be registered in the name of the respective Letter of Credit Issuing Bank or in the name of the Debtor subject to a first lien security interest in favor of the respective Letter of Credit Issuing Bank to additionally secure the obligations of the Debtor under the related Reimbursement Agreement.

      On the Effective Date, to the extent that the Debtor has not reimbursed the applicable Letter of Credit Issuing Bank and the applicable Banks, if any, for drawings made on the related Letter of Credit with respect to the payment of interest on the related series of Letter of Credit Backed PC Bonds to the extent provided in the respective Reimbursement Agreement, each holder of an Allowed Letter of Credit Bank Claim will receive Cash in an amount equal to its pro rata share of the interest portion of the purchase price of the tendered Letter of Credit Backed PC Bonds paid out of a draw on the respective Letter of Credit.

      On the Effective Date, the Letter of Credit Issuing Bank shall transfer the related Letter of Credit Backed PC Bonds in the aggregate principal amount as set forth on Exhibit I attached hereto to the Debtor free and clear of all liens.

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      On the Effective Date, each holder of an Allowed Letter of Credit Bank
   Claim will receive its pro rata share of (i) Cash in an amount equal to sixty percent (60%) of the principal portion of the purchase price of the tendered Letter of Credit Backed PC Bonds paid out of a draw on the respective Letter of Credit, and (ii) Long-Term Notes from ETrans, GTrans and Gen, collectively, having an aggregate face value equal to forty percent (40%) of the principal portion of the purchase price of the tendered Letter of Credit Backed PC Bonds paid out of a draw on the respective Letter of Credit, plus a placement fee in an aggregate amount equal to one and one-half percent (1.5%) of the principal amount of such Long-Term Notes. Alternatively, at the option of the Letter of Credit Issuing Bank, the reimbursement for the principal portion of the purchase price of the tendered Letter of Credit Backed PC Bonds paid out of a draw on the respective Letter of Credit shall be paid on the Effective Date through a combination of Cash and Long-Term Notes upon terms equivalent to the Cash, Long-Term Notes and other consideration provided for treatment of unsecured creditors generally in the confirmed Plan.

      - or -

      Remarketing Option: The respective series of Letter of Credit Backed PC Bonds shall be called for mandatory tender in accordance with the terms of the respective Indenture and shall be purchased by the respective Bond Trustee through a draw on the related Letter of Credit. The Debtor will then either (i) provide or cause to be provided to the respective Bond Trustee an alternative "Credit Facility" pursuant to the terms of the respective Indenture in lieu of the existing Letter of Credit, or (ii) shall obtain the consent of the Issuer to remarket the respective series of Letter of Credit Backed PC Bonds without credit enhancement in accordance with the terms of the applicable Indenture. In either event, the respective series of Letter of Credit Backed PC Bonds shall be remarketed, at par, in accordance with the terms of the Indenture and the other PC Bond Documents.

      In such event, on the Effective Date, the Letter of Credit Issuing Bank will receive (i) from the Debtor, to the extent that the Debtor has not reimbursed the applicable Letter of Credit Issuing Bank and the applicable Banks, if any, for drawings made on the related Letter of Credit with respect to the payment of interest on the related series of Letter of Credit Backed PC Bonds to the extent provided in the respective Reimbursement Agreement, Cash in an amount equal to the interest portion of the purchase price of the tendered Letter of Credit Backed PC Bonds paid out of a draw on the respective Letter of Credit, and (ii) from the Bond Trustee, an amount equal to the principal portion of the purchase price of the tendered Letter of Credit Backed PC Bonds paid out of a draw on the respective Letter of Credit, which amount shall be paid from the remarketing proceeds of the respective Letter of Credit Backed PC Bonds in accordance with the terms of the respective Indenture.

      - or -

      No Bonds Option: With respect to each Letter of Credit Issuing Bank and the related Banks, if any, in the event that neither the Purchase Option nor the Remarketing Option, as applicable, can be consummated or the respective series of Letter of Credit Backed PC Bonds are redeemed on or prior to the Effective Date as a result of the expiration of the respective Letter of Credit or otherwise, then either: (i) the Class 4e Claim of such Letter of Credit Issuing Bank and the applicable Banks, if any, would be converted to a Class 4f Claim in an amount equal to the amount due by the Debtor under the terms of the respective Reimbursement Agreement as reimbursement for amounts paid by such Letter of Credit Issuing Bank under its respective Letter of Credit to the Bond Trustee for the payment of the principal portion of the redemption price of the related series of Letter of Credit Backed PC Bonds or (ii) if (a) the Letter of Credit Issuing Bank maintains its Letter of Credit outstanding in its initial stated amount through the Effective Date and does not provide the Bond Trustee with notice of default under its Reimbursement Agreement or non-reinstatement of its Letter of Credit or take any other action that would result in the redemption, either in whole or in part, of the outstanding Letter of Credit Backed PC Bonds without the prior written consent of the Debtor, and (b) the Letter of Credit Issuing Bank and each of the related Banks, if any, take all action reasonably required by the Debtor to keep the Letter of Credit Backed PC Bonds outstanding and to facilitate either the Purchase Option or the Remarketing Option, as applicable, including, without limitation, giving direction to the Bond Trustee, providing commercially reasonably indemnification to the Issuer and Bond Trustee, and using their

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   best efforts to consummate the proposed amendments to the terms of the
   Letter of Credit Backed PC Bonds as set forth herein and to consummate either the Purchase Option or the Remarketing Option as applicable, so as to maintain for the Debtor the benefits of the tax-exempt financing provided by the related series of Letter of Credit Backed PC Bonds, then in the event that the Letter of Credit Backed PC Bonds are redeemed on or prior to the Effective Date for reasons beyond the control of the Letter of Credit Issuing Bank, the Letter of Credit Issuing Bank will receive (A) (x) Cash in an amount equal to sixty percent (60%) of the principal portion of the redemption price of the redeemed Letter of Credit Backed PC Bonds paid out of a draw on the respective Letter of Credit, and (y) Long-Term Notes having an aggregate face value equal to forty percent (40%) of the principal portion of the redemption price of the redeemed Letter of Credit Backed PC Bonds paid out of a draw on the respective Letter of Credit, plus a placement fee in an amount equal to one and one-half percent (1.5%) of the aggregate principal amount of such Long-Term Notes, or (B) at the option of the Letter of Credit Issuing Bank, the reimbursement for the principal portion of the redemption price of the redeemed Letter of Credit Backed PC Bonds paid out of a draw on the respective Letter of Credit shall be paid on the Effective Date through a combination of Cash and Long-Term Notes upon terms equivalent to the Cash, Long-Term Notes and other consideration provided for treatment of Class 5 unsecured creditors.

      On or prior to the Effective Date, the Reorganized Debtor, the Issuer and the Bond Trustee shall receive an opinion of the original bond counsel to the effect that the transactions set forth in the Plan with respect to the Letter of Credit Bank Claims and the execution and delivery of any amendments or other agreements in connection therewith will not, in and of themselves, cause interest thereon to become includable in the gross income of the holders thereof for federal income tax purposes.

   Since the Petition Date, consistent with its duties as a Debtor-in-Possession, the Debtor has not reimbursed any of the Letter of Credit Issuing Banks for any of the payments they have made pursuant to the several post-petition draws by the respective Bond Trustees which have been applied to the payment of interest on the related series of Letter of Credit Backed PC Bonds. As a result thereof, each of the Letter of Credit Issuing Banks has had the right upon the passage of time, the giving of notice or both to (a) declare a default under its respective Reimbursement Agreement, (b) notify the respective Bond Trustee of such default, and (c) direct the respective Bond Trustee to call an "Event of Default" under the terms of the respective Indenture and, in accordance with the terms of the respective Indenture, cause the Bond Trustee to declare the respective series of Letter of Credit Backed PC Bonds immediately due and payable.

   However, pursuant to the terms of an agreement among the Debtor and each of the Letter of Credit Issuing Banks (the "LC Bank Agreement") that was approved by order of the Bankruptcy Court entered on April 9, 2002, the Letter of Credit Issuing Banks have agreed, among other things and subject to certain conditions, to (i) maintain each of the Letters of Credit outstanding in the stated amounts set forth on Exhibit I attached hereto, (ii) not provide the Bond Trustee with notice of any default under any of the Reimbursement Agreements or non-reinstatement of any of the Letters of Credit or take any other action which would result in the mandatory tender or redemption, either in whole or in part, of any of the outstanding Letter of Credit Backed PC Bonds without the prior written consent of the Debtor, and (iii) extend the expiration date of each of the Letters of Credit to the first business day subsequent to the one-year anniversary of the existing expiration date of each Letter of Credit existing as of the Petition Date. In consideration for such forbearance and other actions by the Letter of Credit Issuing Banks, the Debtor has agreed, among other things and subject to certain conditions, to pay to each Letter of Credit Issuing Bank, (A) during the period from and after the date such payments are approved by the Bankruptcy Court and continuing until the Confirmation Date, quarterly, in arrears, the Letter of Credit fee as set forth in the respective Reimbursement Agreement (the "Original Letter of Credit Fee"), together with an amount equal to the positive difference, if any, of an amount per annum equal to two percent (2%) of the Stated Amount of the Letter of Credit, less the Original Letter of Credit Fee, which total fee accrues from and after December 1, 2001 and until the Confirmation Date, and has been payable on the same dates as are set forth for payment of Letter of Credit Fees in the applicable Reimbursement Agreement, and (B) during the period from and after the Confirmation Date and continuing until the Effective Date, quarterly, in arrears, the Original Letter of Credit Fee,

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together with an amount equal to the positive difference, if any, of an amount per annum equal to three percent (3%) of the Stated Amount of the Letter of Credit, less the Original Letter of Credit Fee, which total fee accrues from and after the Confirmation Date until the Effective Date, and shall be payable on the same dates as are set forth for payment of Letter of Credit fees in the applicable Reimbursement Agreement (the Original Letter of Credit Fee together with such additional sums being hereinafter referred to collectively as the "Forbearance, Extension and Letter of Credit Fees"). Additionally, on the Confirmation Date, pursuant to the terms of the LC Bank Agreement, the Debtor has agreed, among other things and subject to certain conditions, to pay to Deutsche Bank AG New York Branch an agency fee in the amount of $250,000.

  13. Class 4f--Prior Bond Claims.

   Prior Bond Claims consist of the Claims of the Prior Letter of Credit Issuing Banks and the related Banks, if any, for any and all accrued and unpaid amounts due by the Debtor under their respective Prior Reimbursement Agreements, including amounts due as reimbursement of amounts paid by each Prior Letter of Credit Issuing Bank under its respective Prior Letter of Credit to the Bond Trustee for the payment of the redemption price of the related series of Prior Bonds.

   Class 4f is unimpaired under the Plan. Each Allowed Prior Bond Claim will be reinstated and rendered unimpaired in accordance with section 1124 of the Bankruptcy Code. On the Effective Date, one of the following shall occur with respect to each Prior Reimbursement Agreement and all of the Allowed Prior Bond Claims arising with respect thereto:

      Each holder of an Allowed Prior Bond Claim will be paid Cash in an amount equal to (i) the outstanding Reimbursement Obligation, or portion thereof, owing to such holder, (ii) any and all accrued and unpaid interest owing to such holder in respect of such Reimbursement Obligation or applicable portion thereof at a fluctuating rate of interest in accordance with the terms of the applicable Prior Reimbursement Agreement,/64/ and (iii) all other amounts due and owing to the respective holder of an Allowed Prior Bond Claim under the terms of the respective Prior Reimbursement Agreement, through the Effective Date.

      - or -

      Alternatively, upon the written request of the Debtor, with the prior written consent of the respective Prior Letter of Credit Issuing Bank, the related Banks and each of the other holders of Allowed Prior Bond Claims related thereto, each such holder of an Allowed Prior Bond Claim will be paid Cash in an amount equal to (i) any and all accrued and unpaid interest owing to such holder in respect of the Reimbursement Obligation or applicable portion thereof owing to such holder at a fluctuating rate of interest in accordance with the terms of the applicable Prior Reimbursement Agreement, and (ii) all other amounts (other than the Reimbursement Obligation or applicable portion thereof) due and owing to the respective holder of an Allowed Prior Bond Claim under the terms of the respective Prior Reimbursement Agreement, through the Effective Date. On the Effective Date, the applicable Prior Letter of Credit Issuing Bank, the related Banks and any other holders of Allowed Prior Bond Claims related thereto shall sell, transfer and assign to the Debtor or its assignee, all of the Prior Letter of Credit Issuing Bank's, the applicable Bank's and all of the related Allowed Prior Bond Claim holder's rights, title and interest in the applicable Prior Reimbursement Agreement, including, but not limited to, the right to receive repayment of the related Reimbursement Obligation, together with the right to receive payment of interest thereon as set forth in the applicable Prior Reimbursement Agreement, free and clear of all liens. In such event, on the Effective Date, the Debtor or its assignee shall purchase from the Prior Letter of Credit Issuing Bank, the related Banks and the holders of the related Allowed Prior Bond Claims, all of their rights, title and interest in the applicable Prior
--------
/64/ The Prior Reimbursement Agreements provide for the payment of interest on the outstanding Reimbursement Obligation at a fluctuating interest rate per annum (computed on the basis of a year of 365 or 366 days, as the case may be) equal to one and one-half percent (1.5%) plus the applicable "prime rate" or "base rate" as defined in the related Prior Reimbursement Agreement. Any dispute by the holder of a Prior Bond Claim as to calculation of interest payable upon its Prior Bond Claim will be determined by the Bankruptcy Court in the amount necessary to leave unimpaired such Prior Bond Claim.

   Reimbursement Agreement for a purchase price in Cash in an amount equal to the respective Reimbursement Obligation. All of the documents related to the transfer and sale of rights under the Prior Reimbursement Agreement shall be in form and content satisfactory to the Debtor, the Prior Letter of Credit Issuing Bank, the related Banks and each of the other holders of Allowed Prior Bonds Claims related thereto.

   In the event the Debtor elects the alternative treatment set forth in the preceding paragraph with respect to any Prior Bond Claim, then with respect to any property transferred by the Debtor to ETrans, GTrans or Gen pursuant to the terms of the Plan, the acquisition or construction of which was financed or refinanced with the proceeds of a series of Prior Bonds, upon written request of the Debtor, the transferee shall assume the obligation to perform, satisfy and/or comply with those terms, covenants, conditions or obligations under the related PC Bond Documents arising from and after the Effective Date, which are to be observed, performed, satisfied or complied with by the owner or operator of the "Project" (as described therein) or any portion thereof, which is then owned or controlled by such party, including, without limitation, (i) any obligation to maintain such Project or portion thereof and its other assets and to timely pay any taxes, governmental charges, assessments, insurance premiums or other costs or expenses related thereto, (ii) the obligation to comply with all restrictions on the use of such Project or portion thereof set forth in the related PC Bond Documents, and (iii) the obligation to refrain from taking any action or permitting any action to be taken with respect to such Project or portion thereof that could cause interest on any bonds issued in whole or in part for the purpose of refunding the related series of PC Bonds to become includable in the gross income of the holders thereof for federal income tax purposes.

  14. Class 4g--Treasury PC Bond Claims.

   Treasury PC Bond Claims are the Claims of the Issuer, Bond Trustee and the holders of Treasury PC Bonds for all amounts due and owing by the Debtor under the Loan Agreements and each of the other PC Bond Documents executed by the Debtor in connection with the issuance of each series of Treasury PC Bonds.

   Class 4g is unimpaired under the Plan. Pursuant to the Plan, each series of Treasury PC Bonds, and each of the PC Bond Documents relating thereto, will remain outstanding. Each of the Loan Agreements and the PC Bond Documents related to the Treasury PC Bonds will be reinstated and rendered unimpaired in accordance with section 1124 of the Bankruptcy Code. The Debtor's payment obligations under the PC Bond Documents related to the Treasury PC Bonds will be solely the obligation of the Reorganized Debtor. On the Effective Date, each holder of an Allowed Treasury PC Bond Claim will be paid an amount in Cash equal to all accrued and unpaid interest owed to such holder with respect to such Treasury PC Bond in accordance with the terms thereof to and including the last scheduled interest payment date preceding the Effective Date. All unpaid fees and expenses of the Issuer and Bond Trustee due and owing under the applicable Loan Agreements will also be paid in Cash.

   With respect to any property transferred by the Debtor to ETrans, GTrans or Gen pursuant to the terms of the Plan, the acquisition or construction of which was financed or refinanced with the proceeds of a series of Treasury PC Bonds, the transferee shall assume the obligation to perform, satisfy and/or comply with those terms, covenants, conditions or obligations under the related PC Bond Documents arising from and after the Effective Date, which are to be observed, performed, satisfied or complied with by the owner or operator of the "Project" (as described therein) or any portion thereof, which is then owned or controlled by such party, including, without limitation, (a) any obligation to maintain such Project or portion thereof and its other assets and to timely pay any taxes, governmental charges, assessments, insurance premiums or other costs or expenses related thereto, (b) the obligation to comply with all restrictions on the use of such Project or portion thereof set forth in the related PC Bond Documents, and (c) the obligation to refrain from taking any action or permitting any action to be taken with respect to such Project or portion thereof that could cause interest on the related series of PC Bonds to become includable in the gross income of the holders thereof for federal income tax purposes. Notwithstanding the assumption of the obligations by each of ETrans, GTrans and Gen as described above, the Reorganized Debtor will not be released from liability under the Treasury PC Bonds.

   On the Effective Date, the Reorganized Debtor, the Issuer and the Bond Trustee shall receive an opinion of the original bond counsel to the effect that the transactions set forth in the Plan with respect to the Treasury PC Bonds and the execution and delivery of any releases, amendments or other agreements in connection therewith will not, in and of themselves, cause interest thereon to become includable in the gross income of the holders thereof for federal income tax purposes.

  15. Class 5--General Unsecured Claims.

   Class 5 includes, but is not limited to, (a) Revolving Line of Credit Claims, (b) Medium Term Notes Claims, (c) Senior Note Claims, (d) Floating Rate Notes Claims, (e) DWR Claims, (f) Southern San Joaquin Valley Power Authority Bond Claims, (g) Commercial Paper Claims, (h) Claims arising from the rejection of executory contracts and unexpired leases as defined in section 365 of the Bankruptcy Code, (i) Claims relating to pre-petition litigation against the Debtor (other than Pending Litigation Claims, as defined in Section 1.1 of the Plan, which are classified as Class 8 Claims), (j) Claims of the Debtor's vendors, suppliers and service providers, and (k) Claims relating to intercompany obligations to Affiliates; provided, however, that General Unsecured Claims will not include any unsecured Claims included in any other class.

   Class 5 is impaired under the Plan. Each Allowed General Unsecured Claim will be satisfied as follows: (i) any pre-petition interest to the extent not previously paid will be paid in Cash and (ii) the remainder of such Allowed Claim will be paid as follows: (a) sixty percent (60%) in Cash; (b) a pro rata share of the Excess Cash, if any, to be divided among holders of Allowed Claims in Classes 5, 6 and 7; and (c) the remainder in Long-Term Notes from ETrans, GTrans and Gen, collectively. In addition, each holder of an Allowed General Unsecured Claim will be paid in Cash on the Effective Date or as soon as practicable thereafter a placement fee equal to two and one-half percent (2.5%) of the principal amount of the Long-Term Notes issued to such holder and an additional placement fee equal to one-half of one percent (.5%) of the principal amount of the Long-Term Notes issued by ETrans and GTrans to such holder that have a maturity date that is greater than ten (10) years. The placement fee(s) represents an expense the Debtor would incur if selling the Long-Term Notes outside of bankruptcy. The placement fee(s) would provide creditors with assurance of payment of their Allowed Claims in full and would defray any reasonable sales expenses or fees that would be incurred by creditors in the event that such creditors decide to sell their Long-Term Notes.

  16. Class 6--ISO, PX and Generator Claims.

   Class 6 includes Allowed Claims of the ISO, PX and various power generators for purchases of electricity or ancillary services by the Debtor in markets operated by the PX and the ISO. The aggregate amount of ISO, PX and Generator Claims filed is materially higher than the amount the Debtor believes is allowable under the Plan. There are at least $4 billion in duplicate ISO, PX and Generator Claims resulting from clerical errors, identical Claims filed by the PX and electric power generators, and amendments to Claims filed without withdrawing the original Claims. In addition to these duplicates, the amount of Claims filed by electric power generators, the PX and the ISO for supplying power (without allocating a certain portion of such amount to the Debtor) is $3.9 billion. The Debtor's share of this amount is $1.7 billion according to the account summaries received to date from the PX for the period through January 17, 2001. Many Claims were also filed relating to services provided after January 17, 2001, the latest date on and after which the applicable FERC decisions preclude the imposition of such costs on the Debtor. Also, the Debtor expects to recover at least $400 million in refunds through the FERC's determination of just and reasonable rates, subject to further hearings and appeals. In addition, one generator has agreed to a pre-petition offset of its Claim in the amount of $200 million. Thus, the Debtor estimates that the allowable amount of ISO, PX and Generator Claims is approximately $1.1 billion. All ISO, PX and Generator Claims are Disputed Claims./65/
--------
/65/ At or before the Confirmation Hearing, the Debtor intends to propose a means for establishing (a) the aggregate amount of Allowed Claims, for purposes of evaluating the feasibility of the Plan, and (b) the aggregate amount necessary to fund adequately the Disputed Claims reserve. The Debtor agrees that for purposes of final determination of Allowed ISO, PX and Generator Claims, the Debtor will prosecute its
                                                                    (continued)

   Class 6 is impaired under the Plan. Each Allowed ISO, PX and Generator Claim will be satisfied as follows: (i) any pre-petition interest to the extent not previously paid will be paid in Cash and (ii) the remainder of such Allowed Claim will be paid as follows: (a) sixty percent (60%) in Cash; (b) a pro rata share of the Excess Cash, if any, to be divided among holders of Allowed Claims in Classes 5, 6 and 7; and (c) the remainder in Long-Term Notes from ETrans, GTrans and Gen, collectively. In addition, each holder of an Allowed ISO, PX and Generator Claim will be paid in Cash on the Effective Date or as soon as practicable thereafter a placement fee equal to two and one-half percent (2.5%) of the principal amount of the Long-Term Notes issued to such holder and an additional placement fee equal to one-half of one percent (.5%) of the principal amount of the Long-Term Notes issued by ETrans and GTrans to such holder that have a maturity date that is greater than ten (10) years.

  17. Class 7--ESP Claims.

   Class 7 includes Allowed Claims of ESPs with respect to PX energy credits to be paid by the Debtor to such ESPs. The Debtor provides PX energy credits to those customers that have chosen to buy electricity from an ESP rather than from the Debtor. The amount of such credit is then paid to the applicable ESP, provided the ESP has passed the credit on to the customer. All ESP Claims are Disputed Claims. The aggregate amount of ESP Claims filed is materially higher than the amount the Debtor believes is allowable under the Plan. Of the $576 million of ESP Claims filed, approximately $55 million are duplicate Claims. In addition, the energy credits were based on wholesale electricity prices the FERC has determined to be unjust and unreasonable. The Debtor expects to ask the CPUC to make approximately $101 million in reductions in the credits to be paid to the ESPs based on FERC orders. In addition, the Debtor disputes the validity of all of the PX energy credits, since it believes that the retail rate freeze ended as early as August 2000 (which would eliminate the credits).
   Class 7 is impaired under the Plan. Each Allowed ESP Claim will be satisfied as follows: (i) any pre-petition interest to the extent not previously paid will be paid in Cash and (ii) the remainder of such Allowed Claim will be paid as follows: (a) sixty percent (60%) in Cash; (b) a pro rata share of the Excess Cash, if any, to be divided among holders of Allowed Claims in Classes 5, 6 and 7; and (c) the remainder in Long-Term Notes from ETrans, GTrans and Gen, collectively. In addition, each holder of an Allowed ESP Claim will be paid in Cash on the Effective Date or as soon as practicable thereafter a placement fee equal to two and one-half percent (2.5%) of the principal amount of the Long-Term Notes issued to such holder and an additional placement fee equal to one-half of one percent (.5%) of the principal amount of the Long-Term Notes issued by ETrans and GTrans to such holder that have a maturity date that is greater than ten (10) years.

  18. Class 8--Environmental, Fire Suppression, Pending Litigation and Tort Claims.

   Class 8 includes any Environmental Claims, Fire Suppression Claims, Pending Litigation Claims and Tort Claims, but does not include any Claims fully settled, liquidated or determined by a Final Order or a binding award, agreement or settlement prior to the Petition Date for amounts payable by the Debtor for damages or other obligations in a fixed dollar amount payable in a lump sum or by a series of payments (which Claims are classified as General Unsecured Claims).
--------
(continued)
contentions before the FERC and will not attempt to obtain a determination of such matters before the Bankruptcy Court or any other forum, except for the limited process described in the preceding sentence and to the extent the Debtor has an objection unrelated to the subject matter of the FERC proceedings. Nothing in this paragraph precludes the Debtor from asserting any other defense or objection to any Allowed ISO, PX and Generator Claims. The Debtor intends to negotiate with the PX Participants' Committee in good faith to attempt to resolve issues relating to the valuation of Allowed ISO, PX and Generator Claims for feasibility purposes. The Debtor further intends to file one or more objections to Allowed ISO, PX and Generator Claims. After consultation with the PX Participants' Committee, the Debtor intends to seek approval of an allocation of the aggregate estimated Claim among the individual participants solely for purposes of voting. To the extent that an individual participant did not file a proof of claim prior to the September 5, 2001 bar date in reliance on the Claim filed by the PX, the Debtor intends to allow all such participants to file Claims at any time prior to the valuation of Allowed ISO, PX and Generator Claims for feasibility purposes, or the Debtor intends to file a Claim on behalf of any non-filing participant. The PX Participants' Committee and the participants reserve all rights to object to the confirmation of the Plan on any grounds, including the feasibility of the Plan, the amount needed in the Disputed Claims reserve, and the terms and conditions of the proposed payment of Disputed Claims in excess of the reserved amount.

   Class 8 is unimpaired under the Plan. Subject to the next paragraph, each Allowed Environmental, Fire Suppression, Pending Litigation and Tort Claim shall be satisfied in full in the ordinary course of business at such time and in such manner as the Reorganized Debtor, ETrans, GTrans or Gen, as the case may be, is obligated to satisfy such Allowed Claim under applicable law. Except as provided under applicable non-bankruptcy law, Post-Petition Interest will not be paid on Allowed Environmental, Fire Suppression, Pending Litigation and Tort Claims.

   All Environmental, Fire Suppression, Pending Litigation and Tort Claims are Disputed Claims and shall be determined, resolved or adjudicated, as the case may be, in a manner as if the Chapter 11 Case had not been commenced (except that, under sections 365 and/or 1123(b)(2) of the Bankruptcy Code, contractual provisions, accelerations and defaults eliminated or rendered unenforceable by such sections shall remain eliminated or unenforceable, and the stay shall remain in place for any Environmental, Fire Suppression, Pending Litigation and Tort Claims as to which sections 365 and/or 1123(b)(2) of the Bankruptcy Code are applicable) and shall survive the Effective Date as if the Chapter 11 Case had not been commenced and, upon the determination, resolution or adjudication of any such Claim as provided herein, such Claim shall be deemed to be an Allowed Environmental Claim, Allowed Fire Suppression Claim, Allowed Pending Litigation Claim or Allowed Tort Claim, as the case may be, in the amount or in the manner determined by a Final Order or by a binding award, agreement or settlement; provided, however, that in addition to the Debtor's preservation of all rights and defenses respecting any Environmental Claim, Fire Suppression Claim, Pending Litigation Claim or Tort Claim that exist under applicable non-bankruptcy law, (i) any rejection, avoidance, recovery or other power or defense available to the Debtor under sections 365, 510 (except subordination), 542, 543, 544, 545, 547, 548, 549, 550, 553 or 724 of the Bankruptcy Code is
preserved, except with respect to any Environmental Order, and (ii) the Debtor may object under section 502 of the Bankruptcy Code to any Environmental Claim, Fire Suppression Claim, Pending Litigation Claim or Tort Claim on the ground that (A) such Environmental Claim, Fire Suppression Claim, Pending Litigation Claim or Tort Claim was not timely asserted in the Chapter 11 Case, (B) such Environmental Claim, Fire Suppression Claim, Pending Litigation Claim or Tort Claim is subject to any power or defense reserved in clause (i) of this sentence and/or is disallowable under section 502(d) of the Bankruptcy Code, or
(C) such Environmental Claim, Fire Suppression Claim, Pending Litigation Claim or Tort Claim is disallowable under section 502(e) of the Bankruptcy Code, to the extent such section is relied on to ensure that there is no duplication in the claim of an allegedly subrogated claimant, on the one hand, and the underlying claimant whose claim allegedly gave rise to the subrogated claim, on the other. Subject to the foregoing, all Environmental, Fire Suppression, Pending Litigation and Tort Claims shall be determined and liquidated under applicable non-bankruptcy law in the administrative or judicial tribunal in which they are pending as of the Effective Date or, if no such action is pending on the Effective Date, in any administrative or judicial tribunal of appropriate jurisdiction (other than the Bankruptcy Court). To effectuate the foregoing, the entry of the Confirmation Order shall, effective as of the Effective Date, constitute a modification of any stay or injunction under the Bankruptcy Code that would otherwise preclude the determination, resolution or adjudication of any Environmental Claims, Fire Suppression Claims, Pending Litigation Claims or Tort Claims, except for any Environmental Claim, Fire Suppression Claim, Pending Litigation Claim or Tort Claim arising out of the exercise by the Debtor, as Debtor-in-Possession, of any rejection, avoidance, recovery or other power or defense available to it pursuant to any one or more of sections 365, 510 (except subordination), 542, 543, 544, 545, 547, 548, 549,
550, 553 or 724 of the Bankruptcy Code, except with respect to an Environmental Order. Nothing contained in this paragraph will constitute or be deemed to constitute a waiver of any (i) claim, right or Cause of Action that the Debtor, Reorganized Debtor, ETrans, GTrans or Gen may have against any Person or Governmental Entity in connection with or arising out of any Environmental, Fire Suppression, Pending Litigation and Tort Claims, including, but not limited to, any rights under Section 157(b) of Title 28, United States Code, or
(ii) defense in any action or proceeding in any administrative or judicial tribunal, including, but not limited to, with respect to the jurisdiction of such administrative or judicial tribunal, except a defense to a Claim that was timely filed in the Chapter 11 Case and that constitutes an Environmental Claim, a Fire Suppression Claim, a Pending Litigation Claim or a Tort Claim, where such defense is based on the discharge of section 1141(d) of the Bankruptcy Code. In light of the unimpaired pass-through treatment of Environmental Claims, Fire Suppression Claims, Pending Litigation Claims and Tort Claims hereunder, the Reorganized Debtor waives the discharge of section 1141(d) of the Bankruptcy Code as to any Claim that was timely filed in the Chapter 11 Case and that constitutes an Environmental Claim, a Fire Suppression Claim, a Pending Litigation Claim or a Tort Claim.

   As to any consent decree, injunction, cleanup and abatement order or any other administrative or judicial order or decree binding upon the Debtor and outstanding as of the Effective Date (whether originating before or after the Petition Date) that pertains to any environmental matter described in clauses
(a) through (c) of the definition of Environmental Claim herein (each an "Environmental Order"), each such Environmental Order, regardless of whether it constitutes or is characterized as an Environmental Claim, shall also survive the Effective Date as if the Chapter 11 Case had not been commenced, shall not be discharged under section 1141(d) of the Bankruptcy Code, and shall not otherwise be adversely affected by the Chapter 11 Case (except for any objection to such Environmental Claim based on the contention that such Environmental Order is an Environmental Claim that was not timely asserted in the Chapter 11 Case).

  19. [Intentionally Blank]

  20. Class 10--Convenience Claims.

   Class 10 includes Allowed Claims of vendors, suppliers and service providers or arising from the rejection of executory contracts and unexpired leases as defined in section 365 of the Bankruptcy Code (a) in the amount of $100,000 or less or (b) consensually reduced to $100,000 by the holder of the Claim.

   Class 10 is unimpaired under the Plan. Each holder of an Allowed Convenience Claim will be paid Cash in the amount of one hundred percent (100%) of such Allowed Claim.

  21. Class 11--QUIDS Claims.

   Class 11 includes Unsecured Claims against the Debtor evidenced by 7.90% Deferrable Interest Subordinated Debentures, Series A, Due December 31, 2025 issued pursuant to an indenture by and between the Debtor and National City Bank of Indiana, as successor-in-interest to Bank One Trust Company, N.A., as successor-in-interest to The First National Bank of Chicago, as trustee, dated November 28, 1995, as supplemented by the First Supplemental Indenture dated November 28, 1995, as supplemented by the Second Supplemental Indenture dated March 25, 1996.

   Class 11 is impaired under the Plan. Each Allowed QUIDS Claim will be satisfied as follows: (i) all pre-petition interest, to the extent not previously paid, will be paid in Cash and (ii) the remainder of such Allowed Claim will be paid one hundred percent (100%) in QUIDS Notes from Gen.

  22. Class 12--Workers' Compensation Claims.

   Class 12 includes any Workers' Compensation Claims arising prior to the Petition Date. Class 12 is unimpaired under the Plan. Each Allowed Workers' Compensation Claim arising prior to the Petition Date shall be satisfied in the ordinary course of business at such time and in such manner as the Reorganized Debtor, ETrans, GTrans or Gen, as the case may be, is obligated to satisfy such Allowed Claim under applicable law. Post-petition Workers' Compensation Claims are treated as Administrative Expense Claims under the Plan and shall receive the same pass-through treatment as Workers' Compensation Claims arising prior to the Petition Date. Except as provided under applicable non-bankruptcy law, Post-Petition Interest will not be paid on any Workers' Compensation Claims. Nothing in this Disclosure Statement or the Plan shall affect (i) the subrogation rights, to the extent applicable or available, of any surety of pre-petition or post-petition Workers' Compensation Claims or (ii) the rights of Debtor to object, pursuant to the Bankruptcy Code, to the existence of such subrogation rights.

  23. Class 13--Preferred Stock Equity Interests.

   Class 13 includes the Debtor's First Preferred Stock, par value $25.00 per share. The Debtor's First Preferred Stock includes: (a) 6% Non-Redeemable First Preferred, (b) 5.5% Non-Redeemable First Preferred, (c) 5% Non-Redeemable First Preferred, (d) 5% Redeemable First Preferred Series D, (e) 5% Redeemable First Preferred Series E, (f) 4.80% Redeemable First Preferred, (g) 4.50% Redeemable First Preferred, (h) 4.36% Redeemable First Preferred, (i) 6.57% Redeemable First Preferred, (j) 7.04% Redeemable First Preferred, and (k) 6.30% Redeemable First Preferred.

   Class 13 is unimpaired under the Plan./66/ Each holder of a Preferred Stock Equity Interest will retain its Preferred Stock in the Reorganized Debtor and will receive in Cash any dividends and sinking fund payments accrued in respect of such Preferred Stock through the last scheduled payment date prior to the Effective Date.

  24. Class 14--Common Stock Equity Interests.

   Class 14 includes one hundred percent (100%) of 326,926,667 issued and outstanding shares of common stock of the Debtor as of the date hereof, all of which shares are held directly or indirectly by the Parent.

   Class 14 is impaired under the Plan. Each holder of a Common Stock Equity Interest will retain its Common Stock in the Debtor, but the Common Stock directly held by the Parent will be distributed to the shareholders of the Parent pursuant to the Plan in the Reorganized Debtor Spin-Off.

N.  SECURITIES ISSUED UNDER THE PLAN; WORKING CAPITAL FACILITIES.

  1. Equity Securities.

   No new equity securities will be issued to holders of Claims or Equity Interests in satisfaction of Allowed Claims under the Plan. In connection with the Restructuring Transactions, however, each of ETrans, GTrans and Gen have issued membership interests to Newco, and Newco has issued common stock to the Debtor. In addition, pursuant to the Plan, the Debtor will declare and pay a dividend to the Parent of all of the outstanding common stock of Newco. The Debtor will also declare and pay a stock dividend to the Parent such that after such dividend is paid, the number of issued and outstanding shares of common stock of the Debtor directly held by the Parent will be the same as the number of issued and outstanding shares of common stock of the Parent. The Parent will thereafter complete the Reorganized Debtor Spin-Off by declaring and paying a one-for-one dividend of the common stock of the Reorganized Debtor held by the Parent to the holders of record of Parent common stock as of a record date.

  2. Debt Securities.

   Each of ETrans, GTrans and Gen will issue Long-Term Notes, and Gen will issue the QUIDS Notes, to the Reorganized Debtor, and the Reorganized Debtor will then transfer such notes to certain holders of Allowed Claims. Holders of Allowed Claims who receive Long-Term Notes will receive one Long-Term Note from each of ETrans, GTrans and Gen. The Reorganized Debtor will also issue New Mortgage Bonds. In addition, each of the Reorganized Debtor, ETrans, GTrans and Gen will issue New Money Notes. The terms of the debt securities to be issued under the Plan are described in the Summary of Terms of Debt Securities attached hereto as Exhibit E. The Proponents will not proceed with the issuance or sale of any debt securities under the Plan unless S&P and Moody's shall have issued investment-grade credit ratings for the New Money Notes, the Long-Term Notes and the QUIDS Notes to be issued by the Reorganized Debtor, ETrans, GTrans and Gen, as applicable, of not
--------
/66/ While the Proponents believe that Class 13 is unimpaired by the Plan, certain holders of Preferred Stock Equity Interests may believe that Class 13 is impaired by the Plan. To avoid delaying the voting process, holders of Preferred Stock Equity Interests are being solicited to vote on the Plan as a precautionary measure so that the voting results will be available if it is determined by the Bankruptcy Court that such Class is impaired. Allowing the holders of Preferred Stock Equity Interests to vote shall be without prejudice to the Proponents' contention that this Class is unimpaired and the Proponents reserve the right to contest any objection to the unimpaired status of this Class.

less than BBB- and Baa3, respectively. The debt securities to be issued for cash will be registered under the Securities Act. The Proponents and their underwriters shall take all commercially reasonable actions prior to the date on which all debt securities issued or sold under the Plan are freely tradable to ensure that such debt securities will be structured and priced in such a manner to trade at or above par. At all times prior to the date on which all debt securities issued or sold under the Plan are freely tradable, the Committee will be given reasonable observation rights in the process of structuring and pricing the debt securities. The Proponents will not provide any assurances to protect recipients of Long-Term Notes against increases in underlying market interest rates (generally measured by changes in yields on U.S. Treasury securities). After the New Money Notes and Long-Term Notes are priced, any increase in the underlying market interest rates may result in a decrease in the trading price of the New Money Notes and the Long-Term Notes.

   a. Allocation of Notes under the Plan.

   The purpose of the Plan is to pay all Allowed Claims in full and create businesses that will be healthy and sustainable after the Effective Date. In order to achieve this goal, the Debtor has created three creditworthy entities, in addition to the Reorganized Debtor, which will be able to access the capital markets, both short- and long-term, to raise the funds necessary to pay creditors in full and meet the ongoing capital needs of each business. The Plan is designed to enable each of the Reorganized Debtor, ETrans, GTrans and Gen to achieve investment-grade credit ratings and maximize the overall level of debt capital that can be raised by each company consistent with maintaining investment-grade credit ratings. In evaluating each company's debt capacity, the Proponents and their respective financial advisors used methods typically used by credit rating agencies and obtained direct feedback from both S&P and Moody's.

   The Plan was designed based on an analysis of the projected cash flows of the Reorganized Debtor, ETrans, GTrans and Gen. The ability to issue debt securities to satisfy the Debtor's obligations based on these cash flows was then evaluated in terms of market perception of the relative risks associated with the respective businesses to identify the relative debt capacity which would permit an investment-grade, creditworthy status for the debt securities.

   The allocation among the Reorganized Debtor, ETrans, GTrans and Gen of the aggregate debt required to implement the Plan closely correlates with the allocation of assets among the companies based on book capitalization (and market value for Gen). The value of the assets to be held by the Reorganized Debtor, ETrans and GTrans, based on the book capitalization of such assets, is roughly equivalent to the rate base of those entities for ratemaking purposes because their rates will be regulated based on their costs. This approach indicates that the value of such assets as of December 31, 2002 is projected to be approximately $9.5 billion, $1.6 billion and $1.4 billion for the Reorganized Debtor, ETrans and GTrans, respectively. The value of the assets and irrigation district contracts to be held by Gen is based on a discounted cash flow analysis because Gen will be subject to market based rates, including revenues under the power sales agreement with the Reorganized Debtor during its term, and because some of Gen's assets were subject to accelerated depreciation and write-downs implemented as part of California's electric market transition. This approach indicates that the value of such assets and irrigation district contracts as of December 31, 2002, is projected to be approximately $5.3 billion./67/ However, based on the risk profiles associated with each particular business and in order to obtain investment-grade credit ratings for the debt securities, the Proponents have allocated somewhat more debt to ETrans and GTrans relative to the value of their assets and have allocated somewhat less debt to the Reorganized Debtor and Gen relative to the value of their assets.

--------
/67/ The Debtor is subject to Public Utilities Code Section 367(b), which authorizes the CPUC to determine the market value of the Debtor's non-nuclear generating assets by no later than December 31, 2001 and provide that value to ratepayers through a credit against the obligation of ratepayers to compensate the Debtor for its utility generation-related "transition" costs. As discussed in Section VI.L. of this Disclosure Statement, the Proponents are not contending that the Plan would preempt this state law and the Debtor has been requesting that the CPUC fulfill this duty for more than two (2) years.

   b. Mechanics of Notes Offerings under the Plan.

   The Proponents and their respective financial advisors have developed a financing plan for the structuring and pricing of the New Money Notes, the Long-Term Notes and the QUIDS Notes. Once the registration statement with respect to the Reorganized Debtor New Money Notes has been declared effective by the SEC, these notes will be priced and will become freely tradable on a "when issued" basis. The settlement date for the sale of the New Money Notes by the Reorganized Debtor will be three (3) Business Days after the pricing of the Reorganized Debtor New Money Notes, unless pricing occurs after 4:30 p.m., Eastern time, in which case the settlement date will be four (4) Business Days after such pricing. Upon the closing of the Reorganized Debtor's New Money Notes issuance, the gross proceeds from the sale, together with funds sufficient to pay accrued interest and a redemption premium through the Mandatory Redemption Date (as defined below), will be placed in escrow. This escrow may only be released to the Reorganized Debtor on the Effective Date. If the Effective Date does not occur on or prior to a date up to the ninetieth
(90th) day following the settlement date for the New Money Notes issued by the Reorganized Debtor (the "Mandatory Redemption Date"), such securities will be mandatorily redeemed and the escrow funds will be used to effect such redemption.

   Subsequent to the initiation of the marketing process of the New Money Notes for the Reorganized Debtor, the New Money Notes for ETrans, GTrans and Gen will be marketed by the underwriters. Once the registration statements with respect to the New Money Notes for ETrans, GTrans and Gen have been declared effective by the SEC, these notes will be priced and will become freely tradable on a "when issued" basis. At pricing, the underwriting syndicate will determine the appropriate interest rates for the ETrans, GTrans and Gen New Money Notes. The interest rates will match the yields that New Money Note investors require on the respective aggregate issuances of New Money Notes and Long-Term Notes by ETrans, GTrans and Gen. By matching interest rates with the applicable yields, the New Money Notes should reflect issuances at full value or par. In the event the required yields of investors increases above the interest rates on the debt securities after the Effective Date, the debt securities may trade below par. The settlement date for the sale of the New Money Notes by ETrans, GTrans and Gen will be two (2) Business Days after the pricing of these securities, unless pricing occurs after 4:30 p.m., Eastern time, in which case settlement will be three (3) Business Days after such pricing.

   In order to mitigate downward price pressure on the Long-Term Notes due to large volumes of initial selling pressure after the Effective Date, during the marketing process of the New Money Notes for ETrans, GTrans and Gen, the underwriters will, independent of the Proponents, communicate with the Claims holders in those Classes that will receive Long-Term Notes issued by ETrans, GTrans and Gen in an attempt to assess the dollar volume of resell indications from such holders prior to the Effective Date. Based upon such indications, the underwriters will make all commercially reasonable efforts to arrange buy-side demand, in excess of such resell indications, to mitigate any initial supply and demand imbalances once trading commences on the Long-Term Notes. The Long-Term Notes will not be tradable (including through derivative transactions) until the settlement date for the corresponding New Money Notes of ETrans, GTrans or Gen. The initial holders of the Long-Term Notes may thereafter sell their Long-Term Notes either under section 1145 of the Bankruptcy Code or pursuant to resale prospectuses that form a part of registration statements to be filed by ETrans, GTrans and Gen. The underwriters will also make a market for both the New Money Notes and the Long-Term Notes, thereby providing liquidity for the securities. Lastly, all initial sales of the Long-Term Notes made within ten (10) days after the Effective Date must be effected through one of the book-running managers of the New Money Notes offerings in order to enable the book-running managers to further assess and balance resell interest. These actions by the bookrunning managers, taken together, are designed to provide the holders of Long-Term Notes the ability to resell their securities, if they so choose, at par value.

   Coupon rates on the Long-Term Notes will match the coupon rates of the corresponding New Money Notes, based on the issuing entity and the maturity date. If no comparable maturity exists for a Long-Term Note, the coupon rate will be set in consultation with the syndicate book-running managers of the applicable New Money Notes to initially price such Long-Term Notes at par. In any case, the coupon rate on the New Money Notes and the Long-Term Notes issued by ETrans, GTrans and Gen will increase in an amount equal to the increase in the

"Option Adjusted Spread," as quoted in the Lehman Brothers Electrical Utility Corporate Bond Index (the "Electric Index") between the Initial Measurement Date (as defined below) and the Final Measurement Date (as defined below), rounded to the nearest basis point and subject to a maximum increase of twenty-five (25) basis points. "Initial Measurement Date" shall mean the date of the last Electric Index quotation occurring prior to the date upon which the pricing of the New Money Notes of each of ETrans, GTrans and Gen occurs (the "Pricing Date") and the "Final Measurement Date" shall mean the date of the next Electric Index quotation occurring on or after the twentieth (20th) trading day after the Pricing Date.

   c. Fractional Securities.

   No fractions of Long-Term Notes or QUIDS Notes shall be distributed under the Plan. When any distribution pursuant to the Plan would result in the issuance of any Long-Term Notes in an incremental principal amount of less than $1,000 or QUIDS Notes in an incremental principal amount of less than $25, the holder of the Allowed Claim shall receive Cash in lieu of such fractional Long-Term Note or QUIDS Note, as the case may be. All Claims of a holder shall be aggregated in making such determination.

  3. Working Capital Facilities.

   Each of the Reorganized Debtor, ETrans, GTrans and Gen also will establish separate working capital facilities for the purpose of funding operating expenses and seasonal fluctuations in working capital and providing letters of credit primarily for workers' compensation liabilities in the event the Reorganized Debtor, ETrans, GTrans or Gen do not secure State approval of self-funding as described in Section VI.J.4 of this Disclosure Statement and certain other contingencies. ETrans will also use letters of credit as collateral for transactions with the ISO. Additionally, the Reorganized Debtor will use letters of credit as collateral for natural gas purchases. The following table sets forth the available components and amounts of such facilities (amounts in millions):

                                             Reorganized
                                               Debtor    ETrans GTrans Gen
                                             ----------- ------ ------ ----
    Available for Drawings..................   $  495     $230   $65   $100
    Letters of Credit.......................   $  705     $150   $30   $ 80
                                               ------     ----   ---   ----
    Total...................................   $1,200     $380   $95   $180
                                               ======     ====   ===   ====

   The foregoing amounts are estimates and may be adjusted based on circumstances in effect as of the Effective Date.

O.  METHOD OF DISTRIBUTION UNDER THE PLAN.

   All distributions under the Plan shall be made by the Debtor as Disbursing Agent or such other entity designated by the Debtor as Disbursing Agent. A Disbursing Agent shall not be required to provide any bond, surety or other security for the performance of its duties, unless otherwise ordered by the Bankruptcy Court and, in the event that a Disbursing Agent is so otherwise ordered, all costs and expenses of procuring any such bond, surety or other security shall be borne by the Debtor.

   Subject to Bankruptcy Rules 3021 and 9010, all distributions under the Plan shall be made (i) to the holder of each Allowed Claim at the address of such holder as listed on the Debtor's Bankruptcy Schedules as of the Distribution Record Date, unless the Debtor or, on and after the Effective Date, the Reorganized Debtor, has been notified in writing of a change of address, including, without limitation, by the filing of a proof of Claim by such holder that provides an address for such holder different from the address reflected on the Debtor's Bankruptcy Schedules, or (ii) pursuant to the terms of a particular indenture of the Debtor or in accordance with other written instructions of a trustee under such indenture.

   At the close of business on the Distribution Record Date, the claims register shall be closed, and there shall be no further changes in the record holder of any Claim or Equity Interest. The Debtor shall have no obligation to recognize any transfer of any Claim or Equity Interest occurring after the Distribution Record Date. The Debtor shall instead be authorized and entitled to recognize and deal with, for all purposes of the Plan, only those holders of Claims and Equity Interests stated on the claims register as of the close of business on the Distribution Record Date.

   Any payment of Cash made by the Debtor pursuant to the Plan shall, at the Debtor's option, be made by check drawn on a domestic bank or wire transfer. No payment of Cash less than $100 shall be made by the Debtor to any holder of a Claim unless a request therefor is made in writing to the Debtor. Any payment of Cash made by the Debtor pursuant to the Plan shall first be drawn proportionately from the segregated Cash accounts established pursuant to
Section 7.1(e), 7.2(e) and 7.3(e) of the Plan.

   Any payment or distribution required to be made under the Plan on a day other than a Business Day shall be made on the next succeeding Business Day.

   All distributions under the Plan that are unclaimed for a period of one year after distribution thereof shall be deemed unclaimed property under section 347(b) of the Bankruptcy Code and revested in the Debtor and any entitlement of any holder of any Claim to such distributions shall be extinguished and forever barred.

P.  TIMING OF DISTRIBUTIONS UNDER THE PLAN.

   Except to the extent a holder of an Allowed Claim or Equity Interest has otherwise been paid all or a portion of such holder's Allowed Claim or Equity Interest prior to the Effective Date, payments and distributions to holders of Allowed Claims shall be made on the Effective Date, or as soon as practicable thereafter. Payments or distributions made after the Effective Date to a holder of a Disputed Claim which later becomes an Allowed Claim will be deemed to have been made on the date payments or distributions are made to holders of Allowed Claims in the same Class as such Disputed Claim.

   Pursuant to an order entered by the Bankruptcy Court on April 9, 2001 authorizing the interim use of cash collateral, the Debtor has paid and will continue to pay Post-Petition Interest to the holders of Allowed Claims in Classes 3a, 3b and 4a. In addition, pursuant to the Settlement Order, the Debtor, will make (i) payments, as soon as practicable but no later than ten
(10) days after approval of the Disclosure Statement, of pre-petition interest and Post-Petition Interest accrued through the applicable Initial Calculation Date (February 28, 2002) to the holders of Allowed Claims in Class 5 for Senior Indebtedness, the holders of Allowed Southern San Joaquin Valley Power Authority Bond Claims and the holders of Allowed Claims in Classes 4c, 4f, 4g and 11, and (ii) payments on or before July 30, 2002, of pre-petition interest and Post-Petition Interest accrued through the applicable Initial Calculation Date (June 30, 2002) to the remaining holders of Allowed Claims in Class 5 and the holders of Allowed Claims in Classes 1, 2, 6, 7 and 10.

   Pursuant to an order entered by the Bankruptcy Court on April 9, 2002 approving the Debtor's execution and performance of an agreement with the Letter of Credit Issuing Banks entitled "Summary of Terms with Respect to Forbearance and Proposed Revised Treatment of Letter of Credit Bank Claims in the Plan of Reorganization," the Debtor will (i) make payments to the Letter of Credit Issuing Banks of certain reasonable fees and expenses of professionals retained by the Letter of Credit Issuing Banks, and (ii) within 10 days after the Confirmation Date and thereafter, pay to the holders of Allowed Claims in Class 4e the outstanding reimbursement claims under the applicable Reimbursement Agreements with respect to Letter of Credit draws for the payment of interest on the related series of Letter of Credit Backed PC Bonds, together with accrued and unpaid interest due thereon at the non-default rate to the extent provided in the applicable Reimbursement Agreements.

   In addition, the Debtor will make payments of Post-Petition Interest accruing on and after the Initial Calculation Date and through the last day of the last calendar quarter ending prior to the Effective Date in arrears in quarterly installments (or in the case of such first quarter following the applicable Initial Calculation Date for holders of Allowed Claims for which February 28, 2002, is the Initial Calculation Date, the four-month period from March 1, 2002 to June 30, 2002) as follows: (i) on the first Business Day of the next calendar quarter to the holders of Allowed Claims in Class 5 for Senior Indebtedness, the holders of Allowed Southern San Joaquin Valley Power Authority Bond Claims and the holders of Allowed Claims in Classes 4c, 4f, 4g and 11, and (ii) within 30 days following the end of the calendar quarter, to the remaining holders of Allowed Claims in Class 5 and the holders of Allowed Claims in Classes 1, 2, 6, 7 and 10. Any Post-Petition Interest that accrues during the period commencing on the first day of the calendar quarter in which the Effective Date occurs and ending on the Effective Date will be paid on the Effective Date.

   The accrual and payment of Post-Petition Interest will terminate if (i) the Debtor is determined by a Final Order of the Bankruptcy Court to be insolvent (on a balance sheet basis), with such interest accrual termination effective as of the date of insolvency, as determined by the Bankruptcy Court, (ii) upon conversion of the Chapter 11 Case to a case under chapter 7; provided that there is not a subsequent determination of the Bankruptcy Court that there are assets of sufficient value to pay Post-Petition Interest on the applicable Allowed Claims, or (iii) under any other circumstances that would allow for recharacterization, as described below. The amounts to be paid on account of Post-Petition Interest may be recharacterized and treated as partial payment of the principal amount of the applicable Allowed Claims under the following circumstances: (i) in the event that the Bankruptcy Court determines, by entry of a Final Order, that the Debtor is insolvent (on a balance sheet basis), from the date of insolvency, as determined by the Bankruptcy Court; or (ii) if the Plan is not confirmed and another plan of reorganization is confirmed, in which case any payment of pre-petition interest and Post-Petition Interest that exceeds the amount of pre-petition interest and Post-Petition Interest otherwise required to be paid to the holders of the affected Allowed Claims under the terms of such other confirmed plan of reorganization may, in the sole discretion of the proponent(s) of such plan, be recharacterized and treated as a partial payment of the principal amount of the applicable Allowed Claims.

   Except as otherwise provided herein, all remaining accrued and unpaid Post-Petition Interest as of the Effective Date shall be paid on the Effective Date or as soon as practicable thereafter. As to any Disputed Claim, within ten
(10) days after a Final Order or the filing of a stipulation making such Disputed Claim an Allowed Claim, the holder of such Allowed Claim shall receive all pre-petition interest and, to the extent payable, Post-Petition Interest accrued and payable on such Allowed Claim pursuant to the Plan as of such date.

Q.  TREATMENT OF EXECUTORY CONTRACTS AND UNEXPIRED LEASES.

   The Bankruptcy Code grants the Debtor the power, subject to the approval of the Bankruptcy Court, to assume or reject executory contracts and unexpired leases. If an executory contract or unexpired lease is rejected, the counterparty to the agreement may file a claim for damages incurred by reason of the rejection. In the case of rejection of leases of real property, such damage claims are subject to certain limitations imposed by the Bankruptcy Code.

   Pursuant to sections 365(a) and 1123(b)(2) of the Bankruptcy Code, all executory contracts and unexpired leases that exist between the Debtor and any Person or Governmental Entity shall be deemed assumed by the Debtor, as of the Effective Date, except for any executory contract or unexpired lease (i) that has been rejected pursuant to Final Order entered prior to the Confirmation Date, (ii) as to which a motion for approval of the rejection of such executory contract or unexpired lease has been filed and served prior to the Confirmation Date which results in a Final Order or (iii) that is set forth in Schedule 6.1(a)(i) (executory contracts) or Schedule 6.1(a)(ii) (unexpired leases), which schedules are included in the Plan Supplement. The Debtor reserves the right, on or prior to the conclusion of the Confirmation Hearing, to amend Schedules 6.1(a)(i) and 6.1(a)(ii) to delete any executory contract or unexpired lease therefrom or add any executory contract or unexpired lease thereto, in which event such executory contract(s) or unexpired lease(s) shall be deemed to be assumed by the Debtor or rejected, as the case may be, as of the Effective Date. The Debtor will give notice of any such amendment to each counterparty to any executory contract the status of which is changed as a result of the amendment (i.e., any executory contract that is to be assumed, rejected or assumed and assigned as a result of the amendment). In the event that the counterparty opposes the proposed amendment, the Debtor will make all reasonable efforts to provide such counterparty a reasonable opportunity under the circumstances to object prior to confirmation of the Plan and, to the extent that such counterparty had the right to vote on the Plan, or became entitled to vote on the Plan as a result of the amendment to Schedule 6.1(a)(i) or 6.1(a)(ii), to provide such counterparty a reasonable time to cast a Ballot to accept or reject the Plan, or to amend its Ballot. The listing of a document on Schedule 6.1(a)(i) or 6.1(a)(ii) shall not constitute an admission by the Debtor that such document is an executory contract or an unexpired lease or that the Debtor has any liability thereunder. Notwithstanding anything to the contrary, the Debtor waives its right to make amendments pursuant to Section 6.1(a) of the Plan with respect to (i) the assumption of the PG&E-Western Area Power Administration Contract 2948A and related contracts, as described in Exhibit G to this Disclosure Statement, and (ii) the assumption and assumption and assignment of certain FERC jurisdictional agreements included in the Debtor's filings with the FERC on November 30, 2001.

   Pursuant to the sections 365(f) and 1123(b)(2) of the Bankruptcy Code, all executory contracts and unexpired leases specified on Schedules 6.1(b)(i) and 6.1(b)(ii) to the Plan Supplement shall be deemed assumed and assigned by the Debtor on the Effective Date to those entities as set forth in such schedules. The Debtor reserves the right, on or prior to the conclusion of the Confirmation Hearing, to amend Schedules 6.1(b)(i) and 6.1(b)(ii) to delete any executory contract or unexpired lease therefrom or add any executory contract or unexpired lease thereto, in which event such executory contract(s) or unexpired lease(s) will be treated as set forth on such schedules as of the Effective Date. The Debtor's obligation to provide notice for amendments to Schedules 6.1(a)(i) and 6.1(a)(ii) shall also apply to amendments to Schedules 6.1(b)(i) and 6.1(b)(ii). Each executory contract and unexpired lease to be assumed or assumed and assigned by the Debtor shall include modifications, amendments, supplements, restatements or other similar agreements made directly or indirectly by any agreement, instrument or other document that in any manner affects such executory contract or unexpired lease, without regard to whether such agreement, instrument or other document is listed on Schedule 6.1(b)(i) or 6.1(b)(ii) to the Plan Supplement.

   Pursuant to the Plan, each executory contract and unexpired lease listed or to be listed on Schedule 6.1(a)(i) or 6.1(a)(ii) shall include (i) modifications, amendments, supplements, restatements or other similar agreements made directly or indirectly by any agreement, instrument or other document that in any manner affects such executory contract or unexpired lease, without regard to whether such agreement, instrument or other document is listed on Schedule 6.1(a)(i) or 6.1(a)(ii) and (ii) executory contracts or unexpired leases appurtenant to the premises listed on Schedule 6.1(a)(i) or 6.1(a)(ii), including, without limitation, all easements, licenses, permits, rights, privileges, immunities, options, rights of first refusal, powers, uses, usufructs, reciprocal easement agreements or vault, tunnel or bridge agreements, and any other interests in real estate or rights in rem relating to such premises to the extent any of the foregoing are executory contracts or unexpired leases, unless any of the foregoing agreements previously has been assumed or assumed and assigned by the Debtor.

   All savings, retirement, health care, severance, performance-based cash incentive, retention, employee welfare benefit, life insurance, disability and similar plans and agreements of the Debtor are treated as executory contracts under the Plan and shall, on the Effective Date, be deemed assumed by the Debtor in accordance with sections 365(a) and 1123(b)(2) of the Bankruptcy Code.

   Pursuant to the Plan, subject to and upon the occurrence of the Effective Date, entry of the Confirmation Order by the Bankruptcy Court shall constitute
(i) the approval, pursuant to sections 365(a) and 1123(b)(2) of the Bankruptcy Code, of the assumption of the executory contracts and unexpired leases assumed pursuant to the Plan, (ii) the extension of time, pursuant to section 365(d)(4) of the Bankruptcy Code, within which the Debtor may assume, assume and assign or reject the unexpired leases of non-residential real property pursuant to the Plan, through the Confirmation Date, (iii) the approval, pursuant to sections 365(f) and 1123(b)(2) of the Bankruptcy Code, of the assignment of the executory contracts and unexpired leases assigned pursuant to the Plan, and (iv) the approval, pursuant to sections 365(a) and 1123(b)(2) of the Bankruptcy Code, of the rejection of the executory contracts and unexpired leases rejected pursuant to Section 6.1 of the Plan.

   Except as may otherwise be agreed to by the parties, within thirty (30) days after the Effective Date, the Debtor shall cure any and all undisputed defaults under any executory contract or unexpired lease assumed or assumed and assigned by the Debtor pursuant to the Plan, in accordance with section 365(b)(1) of the Bankruptcy Code. All disputed defaults that are required to be cured shall be cured either within thirty (30) days of the entry of a Final Order determining the amount, if any, of the Debtor's liability with respect thereto or as may otherwise be agreed to by the parties.

   Claims arising out of the rejection of an executory contract or unexpired lease pursuant to the Plan must be filed with the Bankruptcy Court and served upon the Debtor no later than thirty (30) days after the later of (i) notice of entry of an order approving the rejection of such executory contract or unexpired lease, (ii) notice of entry of the Confirmation Order and (iii) notice of an amendment to Schedule 6.1(a)(i) or 6.1(a)(ii), relating to such executory contracts or unexpired leases. All such Claims not filed within such time will be forever barred from assertion against the Debtor, its estate and its property. Unless otherwise ordered by the Bankruptcy Court, all Claims arising from the rejection of executory contracts or unexpired leases shall be treated as General Unsecured Claims under the Plan.

R.  PROVISIONS FOR TREATMENT OF DISPUTED CLAIMS.

   On the Effective Date (or as soon as practicable thereafter), and after making all distributions required to be made on the Effective Date, the Reorganized Debtor shall establish, at its election, one or more separate escrows, each of which shall be administered by the Disbursing Agent in accordance with the Plan and pursuant to the direction of the Bankruptcy Court, and shall deposit or segregate into such escrow account(s) sufficient Cash (including the pro rata portion of the placement fee to be paid to holders of Disputed Claims who may receive Long-Term Notes) and Long-Term Notes to make distributions in respect of Disputed Claims; provided, however, that this provision shall not apply to any Environmental Claim, Fire Suppression Claim, Pending Litigation Claim or Tort Claim. No distributions from the escrow(s) shall be made until such Disputed Claims have been Allowed or otherwise resolved by the Bankruptcy Court and any such distributions shall be made in accordance with the Plan.

   To the extent a Disputed Claim becomes an Allowed Claim, such Allowed Claim will be satisfied in the same manner as all other Allowed Claims of such holder's Class. For example, if a Disputed Claim in Class 6 becomes an Allowed Claim, the holder of such Allowed Claim will receive (i) Cash for all pre-petition interest and (ii) assuming no Excess Cash, sixty percent (60%) Cash and forty percent (40%) in Long-Term Notes from ETrans, GTrans and Gen, collectively, for the remainder of such Claim. In addition, such holder will receive in Cash a placement fee(s) equal to two and one-half percent (2.5%) of the principal amount of the Long-Term Notes issued to such holder, and one-half of one percent (.5%) of the principal amount of the Long-Term Notes issued by ETrans and GTrans to such holder that have a maturity of greater than ten (10) years. From and after the Effective Date, the Cash portion of such Disputed Claim will earn interest at the same rate as if such Cash had been invested in either (i) money market funds consisting primarily of short-term U.S. Treasury securities or (ii) obligations of or guaranteed by the United States of America or any agency thereof, at the option of the Debtor, and the Long-Term Notes will earn interest at their coupon rate, in either case, until the Disputed Claim becomes an Allowed Claim.

   The escrow(s) shall be terminated by the Reorganized Debtor when all distributions and other dispositions of the property of such escrow account have been made in accordance with the Plan. If any property remains in an escrow account after all Disputed Claims for which such escrowed property is being held have been resolved and distributions made in respect thereof, such property shall revert to and become the property of the Reorganized Debtor, which shall, in turn, deliver such property to ETrans, GTrans and Gen, as applicable, other than such property to be retained by the Reorganized Debtor. In determining the aggregate amount necessary to fund any escrow account(s), the Debtor may deposit the estimated allowable amount of any Disputed Claim, as determined by the Bankruptcy Court. Any such escrow(s) established pursuant to the Plan shall be subject to the continuing jurisdiction of the Bankruptcy Court.

   In the event that the amount of Cash or Long-Term Notes deposited into the escrow(s) is insufficient to make the required payments once certain Disputed Claims become Allowed Claims, the Reorganized Debtor will pay the holder of such Allowed Claim the Cash necessary to satisfy the Cash shortfall and ETrans, GTrans and Gen shall be required to issue to the Reorganized Debtor additional Long-Term Notes (and deliver Cash equal to the interest at the coupon rate from the date of original issuance of the Long-Term Notes to the last interest payment date on the Long-Term Notes) to enable the Reorganized Debtor to deliver the applicable Long-Term Notes to such holder. Such Long-Term Notes would have terms and conditions identical to, but might not trade together with, the Long-Term Notes previously issued. Whether any such additional Long-Term Notes will be required, the amount thereof, and the time at which such Long-Term Notes would be issued, is uncertain at this time. Any deficiency in the amount of Cash or Long-Term Notes deposited in the escrow(s) shall not limit the obligation of the Reorganized Debtor to satisfy Disputed Claims that subsequently become Allowed Claims, and the Reorganized Debtor shall remain liable to satisfy such Allowed Claims pursuant to the Plan.

   Except as to applications for allowance of compensation and reimbursement of Professional Compensation and Reimbursement Claims under sections 330 and 503 of the Bankruptcy Code, the Debtor shall, on and after the Effective Date, have the exclusive right to make and file objections to Disputed Administrative Expense Claims. Except as to applications for allowance of compensation and reimbursement of Professional Compensation and Reimbursement Claims under sections 330 and 503 of the Bankruptcy Code, on and after the Effective Date, the Debtor shall have the authority to compromise, settle, otherwise resolve or withdraw any objections to Administrative Expense Claims and Claims and compromise, settle or otherwise resolve Disputed Administrative Expense Claims and Disputed Claims without approval of the Bankruptcy Court. Unless otherwise ordered by the Bankruptcy Court, all objections to Claims (except Administrative Expense Claims) shall be filed and served upon the holder of the Claim as to which the objection is made (and, as applicable, upon the Debtor and the Committee) as soon as is practicable, but in no event later than the Effective Date, and (ii) all objections to Administrative Expense Claims shall be served and filed upon the holder of the Administrative Expense Claim as to which the objection is made (and, as applicable, upon the Debtor and the Committee) as soon as is practicable, but in no event later than ninety (90) days after the Effective Date.

S.  CONDITIONS PRECEDENT TO CONFIRMATION OF THE PLAN.

   The Plan shall not be confirmed by the Bankruptcy Court unless and until the following conditions shall have been satisfied or waived pursuant to Section
8.4 of the Plan:

  . the Bankruptcy Court shall have entered an order or orders, which may be the Confirmation Order, approving the Plan, authorizing the Debtor to execute, enter into and deliver the Plan, and to execute, implement and take all actions necessary or appropriate to give effect to the transactions contemplated by the Plan;

  . the Bankruptcy Court shall have entered an order or orders, which may be the Confirmation Order, approving and authorizing the execution of, and finding reasonable the terms and conditions of, the proposed (1) power sales agreement between Gen and the Reorganized Debtor, (2) transportation and storage services agreement between GTrans and the Reorganized Debtor,
     (3) Master Separation Agreement, and (4) Tax Matters Agreement, each as contemplated by the Plan and discussed in Section VI.F of this Disclosure Statement;

  . the Bankruptcy Court shall have entered an order or orders, which may be the Confirmation Order, that the CPUC affiliate transaction rules are not applicable to the Restructuring Transactions or any transactions or agreements contemplated thereby;

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  .  the Bankruptcy Court shall have entered an order or orders, which may be the Confirmation Order, that the Proponents are not required to comply with Chapter 5 and Section 1001 of the California Corporations Code because the Bankruptcy Code preempts such state law; and

  . the Confirmation Order shall be, in form and substance, acceptable to the Proponents.

   In the event Bankruptcy Court determines that the CPUC and the State have not waived their sovereign immunity with respect to the Plan, the Proponents shall amend the conditions to confirmation to substitute findings of fact or conclusions of law for any declaratory or injunctive relief presently sought against the CPUC or the State.

T.  CONDITIONS PRECEDENT TO EFFECTIVENESS OF THE PLAN.

   The Plan shall not become effective unless and until the following conditions shall have been satisfied or waived pursuant to Section 8.4 of the
Plan:

  .  the Effective Date shall have occurred on or before January 1, 2003;

  . all actions, documents and agreements necessary to implement the Plan shall have been effected or executed;

  . the Proponents shall have received all authorizations, consents, regulatory approvals, rulings, letters, no-action letters, opinions or documents that are determined by the Proponents to be necessary to implement the Plan;

  . S&P and Moody's shall have issued credit ratings for the New Money Notes, the Long-Term Notes and the QUIDS Notes to be issued by the Reorganized Debtor, ETrans, GTrans and Gen, as applicable, of not less than BBB- and Baa3, respectively;

  . the registration statements containing the resale prospectuses for holders of the Long-Term Notes shall have been declared effective by the SEC;

  . the Plan shall not have been modified in a material way, including any modification pursuant to Section 11.11 of the Plan, since the Confirmation Date; and

  . the registration statements pursuant to which the New Money Notes will be issued shall have been declared effective by the SEC, the Reorganized Debtor shall have consummated the sale of the Reorganized Debtor New Money Notes as contemplated by the Plan, and the New Money Notes of each of ETrans, GTrans and Gen shall have been priced and the trade date with respect thereto shall have occurred.

   Subject to Section 11.11 of the Plan, the Proponents may waive, by a writing signed by authorized representatives of each of the Proponents and subsequently filed with the Bankruptcy Court, one or more of the conditions precedent to effectiveness of the Plan set forth above, other than the conditions relating to (1) entry of the Confirmation Order, (2) the credit ratings described above, and (3) the effectiveness of the registration statements to be filed in connection with the Plan.

   In the event that one or more of the conditions to the Effective Date described above and set forth in Section 8.2 of the Plan have not occurred or been waived on or before January 1, 2003 (or such later date as may be hereafter provided in an amended Section 8.2(a) of the Plan), (i) the Confirmation Order shall be vacated, (ii) no distributions under the Plan shall be made, (iii) the Debtor and all holders of Claims and Equity Interests shall be restored to the status quo ante as of the day immediately preceding the Confirmation Date as though the Confirmation Date never occurred and (iv) the Debtor's obligations with respect to Claims and Equity Interests shall remain unchanged and nothing contained herein shall constitute or be deemed a waiver or release of any Claims or Equity Interests by or against the Debtor or any Person or to prejudice in any manner the rights of the Debtor or any Person in any further proceedings involving the Debtor; provided, however, that amounts paid

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pursuant to Section 4.2(a) of the Plan on account of Post-Petition Interest may be recharacterized as a payment upon the applicable Allowed Claims, under circumstances described in Section VI.M above.

U.  IMPLEMENTATION AND EFFECT OF CONFIRMATION OF THE PLAN.

   From and after the Effective Date, the Reorganized Debtor, Newco, ETrans, GTrans and Gen may operate their businesses, and may use, acquire and dispose of their property free of any restrictions imposed under the Bankruptcy Code. As of the Effective Date, all property of the Reorganized Debtor, Newco, ETrans, GTrans and Gen shall be free and clear of all Liens, claims and interests of holders of Claims and Equity Interests, except as otherwise provided in the Plan. Unless otherwise provided, all injunctions and stays provided for in the Chapter 11 Case under section 105 of the Bankruptcy Code, or otherwise, and in existence on the Confirmation Date, shall remain in full force and effect in accordance with the terms of such injunctions or stays. Unless otherwise provided, the automatic stay provided under section 362 of the Bankruptcy Code shall remain in full force and effect until the Effective Date.

V.  DISCHARGE AND INJUNCTION.

   The rights afforded pursuant to the Plan and the treatment of all Claims and Equity Interests under the Plan shall be in exchange for and in complete satisfaction, discharge and release of Claims and Equity Interests of any nature whatsoever, including any Post-Petition Interest accrued on such Claims, against the Debtor or any of its assets or properties. Except as otherwise provided in the Plan, pursuant to section 1141(d)(1) of the Bankruptcy Code (i) as of the Confirmation Date, all such Claims against and Equity Interests in the Debtor shall be satisfied, discharged and released in full and (ii) all Persons and Governmental Entities shall be enjoined from asserting against the Reorganized Debtor, Newco, ETrans, GTrans, Gen, their predecessors or successors, or their assets or properties any other or further Claims or Equity Interests based upon any act or omission, transaction or other activity of any kind or nature that occurred prior to the Confirmation Date.

   Except as otherwise expressly provided in the Plan, the Confirmation Order or a separate order of the Bankruptcy Court, all entities who have held, hold or may hold Claims against or Equity Interests in the Debtor, are permanently enjoined, on and after the Confirmation Date, from (i) commencing or continuing in any manner any action or other proceeding of any kind with respect to any such Claim or Equity Interest, (ii) seeking the enforcement, attachment, collection or recovery by any manner or means of any judgment, award, decree or order against the Reorganized Debtor, Newco, ETrans, GTrans, Gen or their respective subsidiaries or affiliates on account of any such Claim or Equity Interest, (iii) creating, perfecting or enforcing any encumbrance of any kind against the Reorganized Debtor, Newco, ETrans, GTrans, Gen or their respective subsidiaries or affiliates or against the property or interests in property of the Reorganized Debtor, Newco, ETrans, GTrans, Gen or their respective subsidiaries or affiliates on account of any such Claim or Equity Interest,
(iv) asserting any right of setoff, subrogation or recoupment of any kind against any obligation due from the Reorganized Debtor, Newco, ETrans, GTrans, Gen or their respective subsidiaries or affiliates or against the property or interests in property of the Reorganized Debtor, Newco, ETrans, GTrans, Gen or their respective subsidiaries or affiliates on account of any such Claim or Equity Interest and (v) commencing or continuing in any manner any action or other proceeding of any kind with respect to any claims or Causes of Action which are extinguished, dismissed or released pursuant to the Plan. The injunction shall also enjoin all parties in interest, including, without limitation, all entities who have held, hold or may hold Claims against or Equity Interests in the Debtor, from taking any action in violation of the Confirmation Order. Such injunction shall extend to successors of the Reorganized Debtor, Newco, ETrans, GTrans, Gen and their respective subsidiaries or affiliates, their respective properties and interests in property. Except as provided in Sections 11.5, 11.6 and 11.7 of the Plan,
Section 9.6 of the Plan does not enjoin, bar or otherwise impair the commencement or prosecution of direct personal claims against any Person other than the Reorganized Debtor, Newco, ETrans, GTrans, Gen and their respective subsidiaries or affiliates. For the purpose of this section, the term "affiliates" shall not include the Parent.

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W.  VOTING.

  1. Voting of Claims.

   Each holder of an Allowed Claim or Equity Interest in an impaired Class of Claims or Equity Interests that is entitled to vote on the Plan pursuant to
Article IV of the Plan shall be entitled to vote separately to accept or reject the Plan. If the Debtor objects to a Claim, the Claim becomes a Disputed Claim. A Disputed Claim is not entitled to vote on the Plan unless the Debtor or the holder of the Disputed Claim obtains an order of the Bankruptcy Court estimating the amount of the Disputed Claim for voting purposes. If the Debtor does not object to a Claim prior to the date on which the Disclosure Statement and the Ballot are transmitted to creditors for voting, the holder of such Claim will be permitted to vote on the Plan in the full amount of the Claim as filed.

  2. Elimination of Vacant Classes.

   Any Class of Claims that is not occupied as of the date of commencement of the Confirmation Hearing by an Allowed Claim or a Claim temporarily allowed under Bankruptcy Rule 3018 or as to which no vote is cast shall be deemed eliminated from the Plan for purposes of voting to accept or reject the Plan and for purposes of determining acceptance or rejection of the Plan by such Class pursuant to section 1129(a)(8) of the Bankruptcy Code.

  3. Nonconsensual Confirmation.

   If one or more classes of Claims or Equity Interests entitled to vote shall not accept the Plan by the requisite statutory majorities provided in section 1126(c) of the Bankruptcy Code, the Proponents reserve the right to amend the Plan in accordance with Section 11.11 of the Plan or undertake to have the Bankruptcy Court confirm the Plan under section 1129(b) of the Bankruptcy Code, or both. With respect to any impaired Classes of Claims or Equity Interests that may be deemed to reject the Plan, the Proponents shall request the Bankruptcy Court to confirm the Plan under section 1129(b) of the Bankruptcy Code. See Section VII.C.2 of this Disclosure Statement for more information regarding nonconsensual confirmation.

X.  SUMMARY OF OTHER PROVISIONS OF THE PLAN.

   The following subsections summarize certain other significant provisions of the Plan. The Plan should be referred to for the complete text of these and other provisions of the Plan.
  1. Amendment or Modification of the Plan.

   Alterations, amendments or modifications of or to the Plan may be proposed in writing by the Proponents at any time prior to the Confirmation Date, provided that the Plan, as altered, amended or modified, satisfies the conditions of sections 1122 and 1123 of the Bankruptcy Code, and the Proponents shall have complied with section 1125 of the Bankruptcy Code. The Plan may be altered, amended or modified by the Proponents at any time after the Confirmation Date and before substantial consummation of the Plan, provided that the Plan, as altered, amended or modified, satisfies the requirements of sections 1122 and 1123 of the Bankruptcy Code and the Bankruptcy Court, after notice and a hearing, confirms the Plan, as altered, amended or modified, under section 1129 of the Bankruptcy Code and the circumstances warrant such alterations, amendments or modifications. A holder of a Claim or Equity Interest that has accepted the Plan shall be deemed to have accepted the Plan, as altered, amended or modified, if the proposed alteration, amendment or modification is determined by the Bankruptcy Court to not materially and adversely change the treatment of the Claim or Equity Interest of such holder.

   The Proponents and the Committee shall negotiate in good faith any and all material amendments or modifications to the Plan or in connection with any proposed waiver concerning any provision of the Plan, including, but not limited to, the waiver of any conditions to confirmation of the Plan or the Effective Date. If the

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Proponents and the Committee do not agree upon any such proposed amendments, modifications or waivers, the Proponents shall only implement such amendments, modifications or waivers pursuant to a Final Order of the Bankruptcy Court obtained after notice and a hearing on not less than ten (10) days' notice to the Committee and the United States Trustee.

  2. Cancellation of Existing Securities and Agreements.

   Pursuant to the Plan, on the Effective Date, the promissory notes, bonds, debentures and all other debt instruments evidencing any Claim, including Administrative Expense Claims, other than those that are reinstated and rendered unimpaired or renewed and extended pursuant to Article IV of the Plan, respectively, shall be deemed cancelled without further act or action under any applicable agreement, law, regulation, order or rule, and the obligations of the Debtor under the agreements and indentures governing such Claims, as the case may be, shall be discharged. The Common Stock and Preferred Stock representing Equity Interests shall remain outstanding.

   Holders of promissory notes, bonds, debentures and any and all other debt instruments evidencing any Claim shall not be required to surrender such instruments pursuant to the Plan.

  3. Revocation or Withdrawal of the Plan.

   The Proponents reserve the right to revoke or withdraw the Plan prior to the Confirmation Date. If the Proponents revoke or withdraw the Plan prior to the Confirmation Date, then the Plan shall be deemed null and void. In such event, nothing contained in the Plan shall constitute or be deemed a waiver or release of any claims by or against the Debtor or any other Person or to prejudice in any manner the rights of the Debtor or any Person in any further proceedings involving the Debtor.

  4. Termination of Committee.

   Pursuant to the Plan, the appointment of the Committee shall terminate on the Effective Date, subject to continuation for specific purposes by a Final Order of the Bankruptcy Court.

  5. Effectuating Documents and Further Transactions.

   Pursuant to the Plan, each of the Parent, the Debtor, the Reorganized Debtor, Newco, ETrans, GTrans and Gen is authorized to execute, deliver, file or record such contracts, instruments, releases, indentures and other agreements or documents and take such actions as may be necessary or appropriate to effectuate and further evidence the terms and conditions of the Plan and any securities issued pursuant to the Plan.

  6. Exculpation.

   Pursuant to the Plan, none of the Debtor, the Parent or the Committee or any of their respective members, officers, directors, employees, advisors, professionals or agents shall have or incur any liability to any holder of a Claim or Equity Interest or other party in interest for any act or omission in connection with, related to, or arising out of, the Chapter 11 Case, negotiations regarding or concerning the Plan, the pursuit of confirmation of the Plan, the consummation of the Plan or the administration of the Plan or the property to be distributed under the Plan, except for willful misconduct or gross negligence, and, in all respects, the Debtor, the Parent and the Committee and each of their respective members, officers, directors, employees, advisors, professionals and agents shall be entitled to rely upon the advice of counsel with respect to their duties and responsibilities under the Plan; provided, however, that nothing in Section 11.7 of the Plan shall effect a release in favor of any Person other than the Debtor with respect to any debt owed to any Governmental Entity for any liability of such Person arising under
(i) the Tax Code, or any state, city or municipal tax code or (ii) the environmental laws of the United States, any state, city or municipality.

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  7. Release of Parent and Certain Other Parties.

   In partial consideration for the terms of the Plan, including, but not limited to, the complete satisfaction of all Allowed Claims against the Debtor and the Reorganized Debtor Spin-Off, the confirmation of the Plan shall constitute a full waiver and release by the Debtor, the Reorganized Debtor, their successors in interest and their assignees from any Claims or Causes of Action that were held by, asserted, or could have been asserted, on behalf of or derivative of the Debtor as of the Effective Date by the Debtor against the Parent or officers, directors, employees, representatives and agents of the Parent or the Debtor. Such released claims include any claims allegedly arising under chapter 5 of the Bankruptcy Code, or analogous state statutes, on account of any "avoidance transfers" from the Debtor to the Parent. The Debtor and its counsel believe that no such claims exist or could be asserted because, among other things, the Debtor is not presently, and has not been at any time pertinent under any such statute, insolvent within the meaning of section 101(32) of the Bankruptcy Code or any applicable state law. Such released claims of the Debtor shall also include any claims allegedly arising under the "First Priority Rule" discussed in Section IV.B.9 of this Disclosure Statement because (a) the Debtor believes such claims are property of the Debtor's estate, (b) the Debtor does not believe that there is any merit to such claims and (c) the Debtor does not believe that the pursuit of such claims, if any should exist, could result in the payment of any money to the Debtor. In addition, such released claims shall include claims allegedly arising under
Section 17200 of the California Business and Professions Code on account of unfair business practices as discussed in Section IV.B.10 of this Disclosure Statement (which the Debtor contends are property of the bankruptcy estate), as well as any other claims based upon alleged violations of state or federal statutes or other common law doctrines, because the Debtor does not believe that any such claims have merit or are of value to the Debtor. The release of officers, directors, employees, representatives and agents of the Parent and the Debtor is subject to a mutual release of the Parent and the Debtor by those parties.

  8. Plan Supplement.

   The following documents are contained in the Plan Supplement which was filed with the Clerk of the Bankruptcy Court on February 1, 2002, which is subject to amendment:

  . Certain schedules to the Plan, including the schedules of executory contracts and unexpired leases to be assumed, assumed and assigned, or rejected pursuant to the Plan and the schedules of Certain Causes of Action as set forth in Section 11.18 of the Plan;

  .  Master Separation Agreement;

  .  Tax Matters Agreement;

  .  Power Sales Agreement between Gen and the Reorganized Debtor; and

  . Transportation and Storage Services Agreement between GTrans and the Reorganized Debtor.

   The Plan Supplement may be inspected in the Office of the Clerk of the Bankruptcy Court during normal court hours or through the "Pacific Gas & Electric Company Chapter 11 Case" link available through the website maintained by the Bankruptcy Court at http://www.canb.uscourts.gov. The Plan Supplement is listed under docket number 4579. In addition, holders of Claims or Equity Interests may obtain a copy of the Plan Supplement upon written request to the Debtor at the address set forth in Section 11.15 of the Plan.

  9. Retention of Jurisdiction.

   Pursuant to the Plan, the Bankruptcy Court shall have exclusive jurisdiction of all matters arising out of, and related to, the Chapter 11 Case and the Plan pursuant to, and for the purposes of, sections 105(a) and 1142 of the Bankruptcy Code and for, among other things, the following purposes:

      (a) to hear and determine applications for the assumption, assumption and assignment, or rejection of executory contracts or unexpired leases, if any are pending, and the allowance of cure amounts and Claims resulting therefrom;

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      (b) to hear and determine any and all adversary proceedings, applications and contested matters;

      (c) to hear and determine any objections to Administrative Expense Claims;

      (d) to enter and implement such orders as may be appropriate in the event the Confirmation Order is for any reason stayed, revoked, modified or vacated;

      (e) to issue such orders as may be necessary in aid of execution and consummation of the Plan, to the extent authorized by section 1142 of the Bankruptcy Code;

      (f) to consider any amendments to or modifications of the Plan, to cure any defect or omission, or reconcile any inconsistency in any order of the Bankruptcy Court, including, without limitation, the Confirmation Order;

      (g) to hear and determine all applications for compensation and reimbursement of expenses of professionals under sections 330, 331 and 503(b) of the Bankruptcy Code;

      (h) to hear and determine disputes arising in connection with the interpretation, implementation or enforcement of the Plan and/or the Confirmation Order;

      (i) to hear and determine proceedings to recover assets of the Debtor and property of the Debtor's estate, wherever located;

      (j) to hear and determine matters concerning state, local and federal taxes in accordance with sections 346, 505 and 1146 of the Bankruptcy Code;

      (k) to hear and determine matters concerning the escrow(s), if any, established pursuant to Section 5.4(h) of the Plan;

      (l) to hear any other matter not inconsistent with the Bankruptcy Code;
   and

      (m) to enter a final decree closing the Chapter 11 Case.

  10. Exemption from Transfer Taxes.

   Pursuant to section 1146(c) of the Bankruptcy Code, the issuance, transfer or exchange of notes or issuance of debt or equity securities under the Plan, the creation of any mortgage, deed of trust or other security interest, the making or assignment of any lease or sublease, or the making or delivery of any instrument of transfer under, in furtherance of, or in connection with the Plan (including, without limitation, the transfer of real and personal property from the Debtor to ETrans, GTrans and Gen in accordance with Article VII of the Plan, the recording of any mortgages by ETrans, GTrans and Gen with respect to any debt incurred in furtherance of the Plan, and any merger agreements or agreements of consolidation, deeds, bills of sale or other assignments or transfers executed in connection with any of the transactions contemplated under the Plan), shall not be subject to any stamp, real estate transfer, documentary transfer, mortgage recording, sales, use or other similar tax. All sale transactions consummated by the Debtor and approved by the Bankruptcy Court on and after the Petition Date through and including the Effective Date, including, without limitation, the sales, if any, by the Debtor of owned property or assets pursuant to section 363(b) of the Bankruptcy Code and the assumptions, assignments and sales, if any, by the Debtor of executory contracts and unexpired leases pursuant to section 365(a) of the Bankruptcy Code, shall be deemed to have been made under, in furtherance of, or in connection with the Plan and, therefore, shall not be subject to any stamp, real estate transfer, documentary transfer, mortgage recording, sales, use or other similar tax.

  11. Fees and Expenses.

   Subject to section 1129(a)(4) and other provisions of the Bankruptcy Code, to the extent applicable, as of the Confirmation Date the Debtor may reimburse the Parent for any and all fees and expenses of professional persons incurred by the Parent in connection with the preparation of this Disclosure Statement and the Plan and the prosecution, implementation and consummation of the Plan; provided, however, that in the event the Debtor

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recharacterizes any amounts paid on account of Post-Petition Interest as payment upon the applicable Allowed Claim pursuant to the Plan, the Parent shall, within ten (10) days after such recharacterization, return any such reimbursement amounts to the Debtor. On a monthly basis thereafter, the Debtor shall reimburse the Parent for any and all fees and expenses of professional persons incurred by the Parent in connection with the Disclosure Statement and the consummation of the Plan. The Parent currently estimates that it will seek reimbursement for fees and expenses of approximately $110 million comprised as follows: legal fees of approximately $75 million, financing costs of approximately $23 million and accounting fees of approximately $12 million.

   From and after the Confirmation Date, the Reorganized Debtor shall, in the ordinary course of business and without the necessity for any approval by the Bankruptcy Court, pay the reasonable fees and expenses of professional persons thereafter incurred, including, without limitation, those fees and expenses incurred in connection with the implementation and consummation of the Plan.

  12. Payment of Statutory Fees.

   All fees payable pursuant to section 1930 of title 28 of the United States Code, as determined by the Bankruptcy Court at the Confirmation Hearing, shall be paid on or before the Effective Date.

  13. Severability.

   In the event that the Bankruptcy Court determines that any provision in the Plan is invalid, void or unenforceable, such provision shall be invalid, void or unenforceable with respect to the holder or holders of such Claims or Equity Interests as to which the provision is determined to be invalid, void or unenforceable. The invalidity, voidness or unenforceability of any such provision shall in no way limit or affect the enforceability and operative effect of any other provision of the Plan. It shall be a condition to the effectiveness of the Plan that the Plan shall not be materially modified.

  14. Binding Effect.

   The Plan shall be binding upon and inure to the benefit of the Proponents, the Reorganized Debtor, Newco, ETrans, GTrans, Gen, the holders of Claims and Equity Interests, other parties in interest, and their respective successors and assigns.

  15. Governing Law.

   Except to the extent the Bankruptcy Code, Bankruptcy Rules or other federal law is applicable, or to the extent an exhibit to the Plan provides otherwise, the rights and obligations arising under the Plan shall be governed by, and construed and enforced in accordance with, California law, without giving effect to the principles of conflicts of law of such jurisdiction.

  16. Withholding and Reporting Requirements.

   In connection with the consummation of the Plan, the Debtor shall comply with all applicable withholding and reporting requirements imposed by any federal, state, local or foreign taxing authority and all distributions thereunder shall be subject to any such withholding and reporting requirements.

  17. Sections 1125 and 1126 of the Bankruptcy Code.

   As of and subject to the occurrence of the Confirmation Date, (a) the Proponents shall be deemed to have solicited acceptances of the Plan in good faith and in compliance with the applicable provisions of the Bankruptcy Code, including, without limitation, section 1125(a) of the Bankruptcy Code, and any applicable non-bankruptcy law, rule or regulation governing the adequacy of disclosure in connection with such solicitation and

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(b) the Proponents and each of their respective affiliates, agents, directors, officers, employees, advisors and attorneys shall be deemed to have participated in good faith and in compliance with the applicable provisions of the Bankruptcy Code in the offer and issuance of any securities under the Plan, and, therefore, are not, and on account of such offer, issuance and solicitation will not be, liable at any time for any violation of any applicable law, rule or regulation governing the solicitation of acceptances or rejections of the Plan or the offer and issuance of any securities under the Plan.

  18. Allocation of Plan Distributions.

   All distributions in respect of Allowed Claims will be allocated first to the portion of such Claims representing interest (as determined for federal income tax purposes), second to the original principal amount of such Claims (as determined for federal income tax purposes), and any excess to the remaining portion of such Claims.

  19. Minimum Distributions.

   No payment of Cash less than $100 shall be made by the Debtor to any holder of a Claim unless a request therefor is made in writing to the Debtor. Any payment of Cash made by the Debtor pursuant to the Plan shall first be drawn proportionately from the segregated Cash accounts established pursuant to Sections 7.1(e), 7.2(e) and 7.3(e) of the Plan.

  20. Preservation of Certain Claims.

   Schedule 11.18 to the Plan Supplement contains a list of certain contingent and unliquidated claims of the Debtor against third parties. The Debtor retains these claims, as well as any claims that are or were discovered after the date hereof, and reserves its rights to pursue such claims in any appropriate forum, either prior to or following the Effective Date, except as otherwise provided in the Plan.

  21. Subrogation Rights.

   The subrogation rights of any surety, to the extent applicable or available, shall be unaffected by this Disclosure Statement or any provisions of the Plan and, if applicable or available, shall remain in full force and effect. In addition, the rights of the Debtor to object, pursuant to the Bankruptcy Code, to the existence of any such subrogation rights shall be unaffected by this Disclosure Statement or any provisions of the Plan.

  22. Notices.

   All notices, requests and demands to or upon the Debtor, to be effective shall be in writing and, unless otherwise expressly provided herein, shall be deemed to have been duly given or made when actually delivered or, in the case of notice by facsimile transmission, when received and telephonically confirmed, addressed as follows:

          If to the Debtor:

          Pacific Gas and Electric Company
          77 Beale Street
          P.O. Box 7442
          San Francisco, California 94120
          Attn:  General Counsel
          Telephone:  (415) 973-7000
          Facsimile:  (415) 973-5520

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          with a copy to:

          PG&E Corporation
          One Market, Spear Street Tower
          Suite 2400
          San Francisco, California 94105
          Attn:  General Counsel
          Telephone:  (415) 267-7000
          Facsimile:  (415) 267-7265

          and:

          Howard, Rice, Nemerovski, Canady, Falk & Rabkin
          Three Embarcadero Center, 7th Floor
          San Francisco, California 94111
          Attn:  James L. Lopes
          Telephone:  (415) 434-1600
          Facsimile:  (415) 217-5910

          and:

          Weil, Gotshal & Manges LLP
          767 Fifth Avenue
          New York, New York 10153
          Attn:  Michael P. Kessler
          Telephone:  (212) 310-8000
          Facsimile:  (212) 310-8007

          and:

          Dewey Ballantine LLP
          Two Houston Center
          909 Fannin Street, Suite 1100
          Houston, Texas 77010
          Attn:  Alan Gover
          Telephone:  (713) 576-1500
          Facsimile: (713) 576-1533

          If to the Committee:

          Milbank, Tweed, Hadley & McCloy LLP
          601 South Figueroa Street, 30th Floor
          Los Angeles, California 90017
          Attn:  Paul S. Aronzon
          Telephone:  (213) 892-4000
          Facsimile:  (213) 629-5063

          If to the Trustee:

          The Office of the United States Trustee
          250 Montgomery Street, Suite 1000
          San Francisco, California 94104
          Attn:  Stephen L. Johnson
          Telephone:  (415) 705-3333
          Facsimile:  (415) 705-3379

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                 VII.  CONFIRMATION AND CONSUMMATION PROCEDURE

   Under the Bankruptcy Code, the following steps must be taken to confirm the
Plan:

A.  SOLICITATION OF VOTES.

   In accordance with sections 1126 and 1129 of the Bankruptcy Code, the Claims and Equity Interests in Classes 3a, 3b, 4a, 4c, 4e, 5, 6, 7, 11 and 14 are impaired, and the holders of Allowed Claims in each of such Classes are entitled to vote to accept or reject the Plan. If the Debtor objects to a Claim, the Claim becomes a Disputed Claim. A Disputed Claim is not entitled to vote on the Plan unless the Debtor or the holder of the Disputed Claim obtains an order of the Bankruptcy Court estimating the amount of the Disputed Claim for voting purposes. If the Debtor does not object to a Claim prior to the date on which the Disclosure Statement and the Ballot are transmitted to creditors for voting, the holder of such Claim will be permitted to vote on the Plan in the full amount of the Claim as filed. Claims and Equity Interests in Classes 1, 2, 4b, 4d, 4f, 4g, 8, 10, 12 and 13/68/ are unimpaired. Accordingly, the holders of Allowed Claims and Equity Interests in each of such Classes are conclusively presumed to have accepted the Plan, and the solicitation of acceptances with respect to such Classes is not required under section 1126(f) of the Bankruptcy Code.

   The Bankruptcy Code defines "acceptance" of a plan by a class of claims as acceptance by creditors in such class holding at least two-thirds ( 2/3) in dollar amount and more than one-half ( 1/2) in number of the allowed claims in such class casting ballots for acceptance or rejection of the plan. The Bankruptcy Code defines "acceptance" of a plan by a class of equity interests as acceptance by holders in such class holding at least two-thirds ( 2/3) in amount of the allowed interests casting ballots for acceptance or rejection of the plan.

   A vote may be disregarded if the Bankruptcy Court determines, after notice and a hearing, that acceptance or rejection was not solicited or procured in good faith or in accordance with the provisions of the Bankruptcy Code.

B.  THE CONFIRMATION HEARING.

   The Bankruptcy Code requires the Bankruptcy Court, after notice, to hold a confirmation hearing. The Confirmation Hearing in respect of the Plan has been scheduled for August 1, 2002, commencing at 9:30 a.m., Pacific Time, before the Honorable Dennis Montali, United States Bankruptcy Judge, at the United States Bankruptcy Court for the Northern District of California, 235 Pine Street, San Francisco, California 94014, or such other location as the Bankruptcy Court directs. The Confirmation Hearing may be continued from time to time by the Bankruptcy Court without further notice except for the announcement of the continuation date made at the Confirmation Hearing or at any subsequent continued Confirmation Hearing. Any objection to confirmation must be made in writing and specify in detail the name and address of the objector, all grounds for the objection and the amount of the Claim or securities of the Debtor held by the objector. Any such objection must be filed with the Bankruptcy Court and served so that it is received by the Bankruptcy Court with a copy to chambers, together with proof of service thereof, and served upon and received by the following parties no later than July 17, 2002 at 4:00 p.m., Pacific Time:

          Pacific Gas and Electric Company
          77 Beale Street
          P.O. Box 7442
          San Francisco, California 94120
          Attn:  General Counsel
--------
/68/ While the Proponents believe that Class 13 is unimpaired by the Plan, certain holders of Preferred Stock Equity Interests may believe that Class 13 is impaired by the Plan. To avoid delaying the voting process, holders of Preferred Stock Equity Interests are being solicited to vote on the Plan as a precautionary measure so that the voting results will be available if it is determined by the Bankruptcy Court that such Class is impaired. Allowing the holders of Preferred Stock Equity Interests to vote shall be without prejudice to the Proponents' contention that this Class is unimpaired and the Proponents reserve the right to contest any objection to the unimpaired status of this Class.

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

          PG&E Corporation
          One Market, Spear Street Tower
          Suite 2400
          San Francisco, California 94105
          Attn:  General Counsel

          Howard, Rice, Nemerovski, Canady,
            Falk & Rabkin
          A Professional Corporation
          Three Embarcadero Center, 7th Floor
          San Francisco, California 94111
          Attn:  James L. Lopes

          Weil, Gotshal & Manges LLP
          767 Fifth Avenue
          New York, New York 10153
          Attn:  Michael P. Kessler

          Dewey Ballantine LLP
          Two Houston Center
          909 Fannin Street, Suite 1100
          Houston, Texas 77010
          Attn:  Alan Gover

          Milbank, Tweed, Hadley & McCloy LLP
          601 South Figueroa Street, 30th Floor
          Los Angeles, California 90017
          Attn:  Paul S. Aronzon

          The Office of the United States Trustee
          250 Montgomery Street, Suite 1000
          San Francisco, California 94104
          Attn:  Stephen L. Johnson

Objections to confirmation of the Plan are governed by Bankruptcy Rule 9014. UNLESS AN OBJECTION TO CONFIRMATION IS TIMELY SERVED AND FILED, IT MAY NOT BE CONSIDERED BY THE BANKRUPTCY COURT.

C.  CONFIRMATION.

   At the Confirmation Hearing, the Bankruptcy Court will confirm the Plan only if all of the requirements of section 1129 of the Bankruptcy Code are met.
Among the requirements for confirmation of a plan are that the plan (i) is accepted by all impaired classes of claims and equity interests or, if rejected by an impaired class, that the plan "does not discriminate unfairly" and is "fair and equitable" as to such class, (ii) is feasible and (iii) is in the "best interests" of creditors and shareholders that are impaired under the plan.

  1. Acceptance.

   The following classes of Claims and Equity Interests are impaired, will receive distributions under the Proponents' Plan and are entitled to vote to accept or reject the Plan: Class 3a--Secured Claims Relating to First and Refunding Mortgage Bonds, Class 3b--Secured Claims Relating to Replaced First and Refunding Mortgage Bonds, Class 4a--Mortgage Backed PC Bond Claims, Class 4c--MBIA Claims, Class 4e--Letter of Credit Bank Claims, Class 5--General Unsecured Claims, Class 6--ISO, PX and Generator Claims, Class 7--ESP Claims, Class 11--QUIDS Claims, and Class 14--Common Stock Equity Interests. Any holder of Claims and Equity

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Interests that votes in favor of both Competing Plans may also express a preference for the Proponents' Plan or the Commission's Plan. Holders of Claims in Class 3 and 4a who vote to accept the Proponents' Plan may express a preference in favor of the Proponents' Plan or the Commission's Plan.

   The following classes of Claims and Equity Interests are unimpaired and, therefore, are conclusively presumed to have accepted the Proponents' Plan:
Class 1--Other Priority Claims, Class 2--Other Secured Claims, Class 4b--MBIA Insured PC Bond Claims, Class 4d--Letter of Credit Backed PC Bond Claims, Class 4f--Prior Bond Claims, Class 4g--Treasury PC Bond Claims, Class 8--Environmental, Fire Suppression, Pending Litigation and Tort Claims, Class 10--Convenience Claims, Class 12--Workers' Compensation Claims and Class 13--Preferred Stock Equity Interests./69/

   The Proponents reserve the right to amend the Plan in accordance with its terms or seek nonconsensual confirmation of the Plan under section 1129(b) of the Bankruptcy Code, or both, with respect to any Class of Claims that is entitled to vote to accept or reject or to prefer the Plan, if such Class rejects the Plan.

  2. Unfair Discrimination and Fair and Equitable Tests.

   To obtain nonconsensual confirmation of the Plan, it must be demonstrated to the Bankruptcy Court that the Plan "does not discriminate unfairly" and is "fair and equitable" with respect to each impaired, nonaccepting class. The Bankruptcy Code provides a non-exclusive definition of the phrase "fair and equitable." The Bankruptcy Code establishes "cram down" tests for secured creditors, unsecured creditors and equity holders, as follows:

  . Secured Creditors. Either (a) each impaired secured creditor retains its liens securing its secured claim and receives on account of its secured claim deferred cash payments totaling, and having a present value as of the effective date of the plan equal to, at least the amount of its allowed secured claim, (b) each impaired secured creditor realizes the "indubitable equivalent" of its allowed secured claim or (c) the property securing the claim is sold free and clear of liens with such liens to attach to the proceeds of the sale and the treatment of such liens on proceeds to be as provided in clause (a) or (b) above.

  . Unsecured Creditors. Either (a) each impaired unsecured creditor receives or retains as of the effective date of the plan property of a value equal to the amount of its allowed claim or (b) the holders of claims and interests that are junior to the claims of the dissenting class will not receive any property under the plan.

  . Equity Interests. Either (a) each impaired holder of an equity interest will receive or retain as of the effective date of the plan property of a value equal to the greatest of the fixed liquidation preference to which such holder is entitled, the fixed redemption price to which such holder is entitled or the value of the interest or (b) the holder of any interest that is junior to the nonaccepting class will not receive or retain any property under the plan.

   A plan does not "discriminate unfairly" with respect to a nonaccepting class if the value of the cash, securities and/or other value to be distributed to the nonaccepting class is equal to, or otherwise fair when compared to, the value of the distributions to other classes whose legal rights are the same as those of the nonaccepting class.

   The Debtor believes and will demonstrate at the Confirmation Hearing that the Plan "does not discriminate unfairly" and is "fair and equitable" with respect to each impaired Class that does not vote to accept the Plan.
--------
/69/ While the Proponents believe that Class 13 is unimpaired by the Plan, certain holders of Preferred Stock Equity Interests may believe that Class 13 is impaired by the Plan. To avoid delaying the voting process, holders of Preferred Stock Equity Interests are being solicited to vote on the Plan as a precautionary measure so that the voting results will be available if it is determined by the Bankruptcy Court that such Class is impaired. Allowing the holders of Preferred Stock Equity Interests to vote shall be without prejudice to the Proponents' contention that this Class is unimpaired and the Proponents reserve the right to contest any objection to the unimpaired status of this Class.

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

  3. Feasibility.

   The Bankruptcy Code permits a plan to be confirmed if it is not likely to be followed by liquidation or the need for further financial reorganization. For purposes of determining whether the Plan meets this requirement, the Debtor has analyzed its ability to meet its obligations under the Plan. As part of this analysis, the Debtor has prepared projections of the financial performance for each of ETrans, GTrans, Gen and the Reorganized Debtor for the period from January 1, 2003 through December 31, 2005 (the "Projection Period"). These projections, and the assumptions on which they are based, are included in the Projected Financial Information, annexed hereto as Exhibit C. Based upon such projections, the Debtor believes that ETrans, GTrans, Gen and the Reorganized Debtor will be able to make all payments and distributions required pursuant to the Plan and continue to operate as viable businesses, and, therefore, that confirmation of the Plan is not likely to be followed by liquidation or the need for further reorganization.

   The projections are based on the assumption that the Plan will be confirmed by the Bankruptcy Court and, for projection purposes, that the Effective Date of the Plan will occur on January 1, 2003. Although there can be no assurance as to the exact timing of the Effective Date, the Debtor believes that the financial projections and the feasibility of the Plan will not be adversely impacted by an Effective Date occurring at any time during that year.

   The financial projections have been prepared based upon certain assumptions that the Debtor believes to be reasonable under the circumstances, taking into account the purpose for which they were prepared. Those assumptions considered to be significant are described in the financial projections, which are annexed hereto as Exhibit C. However, the financial projections were not prepared with a view toward compliance with the published guidelines of the SEC or the American Institute of Certified Public Accountants regarding projections or forecasts. In addition, the financial projections have not been examined or compiled by the independent accountants of the Debtor or the Parent. Neither the Debtor nor the Parent makes any representation as to the accuracy of the projections or the ability of the disaggregated entities to achieve the projected results. Many of the assumptions on which the projections are based are subject to significant uncertainties. Inevitably, some assumptions will not materialize and unanticipated events and circumstances may affect the actual financial results. Therefore, the actual results achieved throughout the Projection Period may vary from the projected results and the variations may be material. All holders of Claims and Equity Interests that are entitled to vote to accept or reject the Plan are urged to examine carefully all of the assumptions on which the financial projections are based in connection with their evaluation of the Plan.

  4. Best Interests Test.

   With respect to each impaired Class of Claims and Equity Interests, confirmation of the Plan requires that each holder of a Claim or Equity Interest either (a) accept the Plan or (b) receive or retain under the Plan property of a value, as of the Effective Date, that is not less than the value such holder would receive if the Debtor were liquidated under chapter 7 of the Bankruptcy Code. To determine the recovery that holders of Claims and Equity Interests in each impaired Class would receive if the Debtor was liquidated under chapter 7, the Bankruptcy Court must determine the dollar amount that would be generated from the liquidation of the Debtor's assets and properties in the context of a chapter 7 liquidation case. The Cash amount that would be available for satisfaction of Claims and Equity Interests would consist of the proceeds resulting from the disposition of the unencumbered assets and properties of the Debtor, augmented by the unencumbered Cash held by the Debtor at the time of the commencement of the liquidation case. Such Cash amount would be reduced by the costs and expenses of liquidation and by such additional administrative and priority claims that might result from the termination of the Debtor's business and the use of chapter 7 for the purposes of liquidation.

   The Debtor's costs of liquidation under chapter 7 would include the fees payable to a trustee in bankruptcy, as well as those fees that might be payable to attorneys and other professionals that such a trustee might engage. In addition, claims would arise by reason of the breach or rejection of obligations incurred and leases and executory contracts assumed or entered into by the Debtor during the pendency of the Chapter 11 Case. The

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

foregoing types of claims and other claims that might arise in a liquidation case or result from the pending Chapter 11 Case, including any unpaid expenses incurred by the Debtor during the Chapter 11 Case, such as compensation for attorneys, financial advisors and accountants, would be paid in full from the liquidation proceeds before the balance of those proceeds would be made available to pay pre-petition Claims.

   To determine if the Plan is in the best interests of each impaired Class, the value of the distributions from the proceeds of a liquidation of the Debtor's unencumbered assets and properties, after subtracting the amounts attributable to the foregoing claims, must be compared with the value of the property offered to such Classes of Claims under the Plan.

   After considering the effects that a chapter 7 liquidation would have on the ultimate proceeds available for distribution to creditors in the Chapter 11 Case, including (a) the increased costs and expenses of a liquidation under chapter 7 arising from fees payable to a trustee in bankruptcy and professional advisors to such trustee, (b) the erosion in value of assets in a chapter 7 case in the context of the expeditious liquidation required under chapter 7 and the "forced sale" atmosphere that would prevail and (c) the substantial increases in claims that would be satisfied on a priority basis or on parity with creditors in the Chapter 11 Case, the Debtor has determined that confirmation of the Plan will provide each holder of an Allowed Claim with a recovery that is not less than what such holder would receive pursuant to the liquidation of the Debtor under chapter 7.

   The Debtor also believes that the value of any distributions to each Class of Allowed Claims in a chapter 7 case, including all Secured Claims, would be less than the value of distributions under the Plan because such distributions in a chapter 7 case would not occur for a substantial period of time. It is likely that distribution of the proceeds of the liquidation could be delayed for two (2) years after the completion of such liquidation in order to resolve claims and prepare for distributions. In the event litigation was necessary to resolve claims asserted in the chapter 7 case, the delay could be prolonged. In addition, the process of liquidating the Debtor's businesses would be subject to review by numerous regulatory agencies, including the CPUC, the FERC, the NRC and the U.S. Department of Justice.

   Under the Plan, all Allowed Claims and Equity Interests will be paid in full, together with Post-Petition Interest. Accordingly, the Proponents do not believe a financial liquidation analysis presentation is required or would be useful because payment in full of all Allowed Claims and Equity Interests is a per se satisfaction of the best interests test.

D.  CONSUMMATION.

   The Plan will be consummated on the Effective Date. The Effective Date of the Plan will occur on the second Business Day after the date on which the conditions precedent to the effectiveness of the Plan, as set forth in Section
8.2 of the Plan, have been satisfied or waived pursuant to Section 8.4 of the Plan, or if the pricing of the New Money Notes of ETrans, GTrans and Gen occurs after 4:30 p.m. Eastern Time on any day and such condition is the last condition to be satisfied, the third Business Day after the pricing date. See
Section VI.T of this Disclosure Statement for a more detailed discussion of the conditions precedent to the Effective Date of the Plan and the consequences of the failure to meet such conditions.

   The Plan is to be implemented pursuant to its terms, consistent with the provisions of the Bankruptcy Code.

                         VIII.  FINANCIAL INFORMATION

   The audited consolidated balance sheets and the related consolidated statements of operations, shareholders' equity (deficit) and cash flow for the years ended December 31, 1998, 1999 and 2000, of the Parent and its subsidiaries are filed with the SEC and incorporated herein by reference. This financial information is provided to permit the holders of Claims and Equity Interests to better understand the Debtor's historical business performance and the impact of the Chapter 11 Case on the Debtor's business.

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

   The Debtor is required to file monthly operating reports with the Bankruptcy Court. Such financial information is on file with the Bankruptcy Court and may be reviewed in the office of the Clerk of the Bankruptcy Court during normal court hours or through the "Pacific Gas & Electric Company Chapter 11 Case" link available through the website maintained by the Bankruptcy Court at http://www.canb.uscourts.gov. The monthly operating reports are filed under the following docket numbers: April--1366; May--1365; June--1759; July--2065; August--2460; September--3008; October--3647; November--4055; and December--4941.

                         IX.  SECURITIES LAWS MATTERS

A.  BANKRUPTCY CODE EXEMPTIONS FROM REGISTRATION REQUIREMENTS.

   In reliance upon an exemption from the registration requirements of the Securities Act and equivalent state securities laws afforded by section 1145 of the Bankruptcy Code, securities to be issued as of the Effective Date as provided in the Plan (the "Securities") will be exempt from the registration requirements of the Securities Act and equivalent state securities laws. Except with respect to "underwriters," section 1145(a) of the Bankruptcy Code generally exempts from such registration the issuance of securities if the following conditions are satisfied: (i) the securities are issued by a debtor (or its successor) under a plan; (ii) the recipients of the securities hold a claim against, an interest in, or a claim for an administrative expense against the debtor; and (iii) the securities are issued entirely in exchange for the recipient's claim against or interest in the debtor, or are issued principally in such exchange and partly for cash or property. The Debtor believes that the exchange of securities and Cash for Claims against the Debtor under the circumstances provided in the Plan will satisfy the requirements of section 1145(a) of the Bankruptcy Code. The Proponents have sought a no-action letter from the SEC to the effect that each of the Securities to be issued in exchange for Allowed Claims under the Plan will be issued by the Debtor or a successor of the Debtor for purposes of section 1145(a) of the Bankruptcy Code, and such other matters as the Proponents shall deem necessary and appropriate.

   The Securities would be deemed to have been issued in a public offering under the Securities Act and, therefore, may be resold by any holder thereof without registration under the Securities Act, unless the holder is an "underwriter" with respect to such Securities, as that term is defined in section 1145(b)(1) of the Bankruptcy Code (a "statutory underwriter"). In addition, such Securities generally may be resold by the recipients without registration under state securities or "blue sky" laws pursuant to various exemptions provided by the respective laws of the individual states. However, recipients of Securities are advised to consult with their own counsel as to the availability of any such exemption from registration under federal securities laws and any relevant state securities laws in any given instance and as to any applicable requirements or conditions to the availability thereof.

   Section 1145(b)(1) of the Bankruptcy Code defines "underwriter" for purposes of the Securities Act as one who, except with respect to "ordinary trading transactions" of an entity that is not an "issuer," (i) purchases a claim against, interest in, or claim for an administrative expense, with a view to distribution of any security to be received in exchange for the claim or interest, (ii) offers to sell securities issued under a plan for the holders of such securities, (iii) offers to buy securities issued under a plan from the holders of such securities, if the offer to buy is made with a view to distribution of such securities and under an agreement made in connection with the plan, the consummation of the plan, or the offer or sale of securities under the plan or (iv) is an issuer of the securities within the meaning of
Section 2(11) of the Securities Act.

   The term "issuer" is defined in Section 2(4) of the Securities Act; however, the reference contained in section 1145(b)(1)(D) of the Bankruptcy Code to
Section 2(11) of the Securities Act purports to include as statutory underwriters all Persons who, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with, an issuer of securities. "Control" (as defined in Rule 405 under the Securities
Act) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise. Accordingly, for example, an officer or director of a reorganized debtor or its successor under a plan

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

may be deemed to be a "control person" of such debtor or successor, particularly if the management position or directorship is coupled with ownership of a significant percentage of a reorganized debtor's or its successor's voting securities.

   To the extent that Persons deemed to be "underwriters" receive Securities, resales by such Persons would not be exempted by section 1145 of the Bankruptcy Code from registration under the Securities Act or other applicable law. Entities deemed to be statutory underwriters for purposes of section 1145 of the Bankruptcy Code may, however, be able, at a future time and under certain conditions described below, to sell securities without registration pursuant to the resale provisions of Rule 144 and Rule 144A under the Securities Act.

   Under certain circumstances, holders of securities deemed to be "underwriters" may be entitled to resell their securities pursuant to the limited safe harbor resale provisions of Rule 144. Generally, Rule 144 provides that if certain conditions are met (e.g., the availability of current public information with respect to the issuer, volume limitations and notice and manner of sale requirements), specified Persons who resell "restricted securities" or who resell securities which are not restricted but who are "affiliates" of the issuer of the securities sought to be resold, will not be deemed to be "underwriters" as defined in Section 2(11) of the Securities Act. In addition, under paragraph (k) of Rule 144, the resale of restricted securities that are sold for the account of a holder who is not an affiliate of the company at the time of such resale and was not an affiliate of the company during the three (3) month period preceding such sale will not be restricted, so long as a period of at least two (2) years has elapsed since the later of the date the securities were acquired from the issuer or an affiliate of the issuer.

   Rule 144A provides a non-exclusive safe harbor exemption from the registration requirements of the Securities Act for resales to certain "qualified institutional buyers" of securities which are "restricted securities" within the meaning of the Securities Act, irrespective of whether the seller of such securities purchased its securities with a view towards reselling such securities, if certain other conditions are met (e.g., the availability of information required by paragraph (d)(4) of Rule 144A and certain notice provisions). Under Rule 144A, a "qualified institutional buyer" is defined to include, among other Persons, "dealers" registered as such pursuant to Section 15 of the Exchange Act and "banks" and "savings and loan associations" within the meaning of the Securities Act which purchase securities for their own account or for the account of another qualified institutional buyer and which (in the aggregate) own and invest on a discretionary basis at least $100,000,000 in securities of unaffiliated issuers and have an audited net worth of at least $25,000,000. Subject to certain qualifications, Rule 144A does not exempt the offer or sale of securities which, at the time of their issuance, were securities of the same class of securities then listed on a national securities exchange (registered as such pursuant to Section 6 of the Exchange Act) or quoted in a U.S. automated inter-dealer quotation system.

B.  REGISTRATION OF RESALES.

   In order to enable holders of Claims in Classes 4e, 5, 6 and 7 who desire to sell their Long-Term Notes, if any, pursuant to a registration statement under the Securities Act rather than under the exemption in section 1145 of the Bankruptcy Code, ETrans, GTrans and Gen intend to file registration statements covering their respective Long-Term Notes and use commercially reasonable efforts to cause such registration statements to be declared effective on or before the Effective Date. Each of ETrans, GTrans and Gen shall also use commercially reasonable efforts to register or qualify its Long-Term Notes under all applicable state securities or "blue sky" laws on or prior to the date its registration statement is declared effective (so long as such registration or qualification does not require any of ETrans, GTrans or Gen to qualify as a foreign corporation, file a general consent to service of process or subject itself to taxation in any jurisdiction in which it would not otherwise be required). Holders of Claims in Classes 4e, 5, 6 and 7 who wish to preserve their rights to have their Long-Term Notes, if any, included under one or more of these registration statements will be required to, among other things, furnish to ETrans, GTrans and Gen, as applicable, such information regarding such holder as may be required by applicable securities laws or the staff of the SEC to be included in a registration statement. Only those holders of Claims in Classes 4e, 5, 6 and 7 who provide the required information within the prescribed time period

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

("Registration Statement Participants") will be entitled to include their Long-Term Notes in any such registration statement. None of ETrans, GTrans or Gen shall have any obligation to register under the Securities Act the Long-Term Notes of a holder in any of Classes 4e, 5, 6 or 7 who fails to comply with these requirements or of a holder of a Claim in any other Class. ETrans, GTrans and Gen will provide the holders of Claims in Classes 4e, 5, 6 and 7 with the materials that must be completed by such holders in order to be included in any such registration statement and provide a period of at least fifteen (15) days for such holders to return all required materials to the registrants. Inclusion of the Long-Term Notes of a holder on any registration statement does not require the holder to sell its Long-Term Notes thereunder or at all, nor does it imply that the holder will actually offer or sell any of the Long-Term Notes registered on its behalf.

   Each of ETrans, GTrans and Gen will use commercially reasonable efforts to keep its respective registration statement effective and the related prospectuses available for resales until the earlier of one (1) year after the Effective Date or such time as all of the Long-Term Notes covered by the applicable registration statement have been sold, and will supplement or amend the registration statement as required by the Securities Act during such period. Each of ETrans, GTrans and Gen will furnish Registration Statement Participants with reasonable numbers of copies of its registration statement, prospectuses, supplements or amendments, so as to enable them to make such sales, if any, subject to its registration statement as the Registration Statement Participants may determine from time to time.

   Each of ETrans, GTrans and Gen will pay all expenses in connection with its registration statement, other than the fees and expenses of any counsel employed by a Registration Statement Participant or any discounts, commissions, or transfer taxes relating to the disposition of the Long-Term Notes pursuant to the registration statement.

                   X.  CERTAIN RISK FACTORS TO BE CONSIDERED

   HOLDERS OF CLAIMS AGAINST AND EQUITY INTERESTS IN THE DEBTOR SHOULD READ AND CONSIDER CAREFULLY THE FACTORS SET FORTH BELOW, AS WELL AS THE OTHER INFORMATION SET FORTH IN THIS DISCLOSURE STATEMENT (AND THE DOCUMENTS DELIVERED TOGETHER HEREWITH AND/OR INCORPORATED BY REFERENCE HEREIN), PRIOR TO VOTING TO ACCEPT OR REJECT THE PLAN. THESE RISK FACTORS SHOULD NOT, HOWEVER, BE REGARDED AS CONSTITUTING THE ONLY RISKS INVOLVED IN CONNECTION WITH THE PLAN AND ITS IMPLEMENTATION.

A.  CERTAIN BANKRUPTCY LAW CONSIDERATIONS.

  1. Risk of Non-Confirmation of the Plan.

   Although the Proponents believe that the Plan will satisfy all requirements necessary for confirmation by the Bankruptcy Court, there can be no assurance that the Bankruptcy Court or any court hearing an appeal from the Confirmation Order will reach the same conclusion. The CPUC has notified the Proponents that it will object to confirmation of the Plan on grounds, among others, that the Plan is not proposed in "good faith" as required by section 1129(a)(3) of the Bankruptcy Code because it is conceived to escape state regulation, the Plan is not feasible as required by section 1129(a)(11) of the Bankruptcy Code because, among other things, it depends upon implied preemption of certain state laws under section 1123(a) the conditions for which preemption the Plan is unable to satisfy, and the Plan violates section 1129(a)(6) of the Bankruptcy Code because it provides for a "disguised rate increase" without state approval. The State also has indicated that it will raise implied preemption- and sovereign immunity-based objections to confirmation. The Proponents do not agree with the assertions of the CPUC or the State. Other parties may also object to confirmation of the Plan. Moreover, there can be no assurance that modifications to the Plan will not be required for confirmation or that such modifications would not necessitate the resolicitation of votes. If the conditions precedent to the Confirmation

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Date set forth in Section 8.1 of the Plan have not occurred or been waived, the
Plan shall not be confirmed by the Bankruptcy Court.

  2. Non-Consensual Confirmation.

   In the event one or more impaired Classes of Claims or Equity Interests does not accept the Plan, the Bankruptcy Court may nevertheless confirm the Plan at the Debtor's request if all other conditions for confirmation have been met and at least one impaired Class has accepted the Plan (such acceptance being determined without including the vote of any "insider" in such Class) and, as to each impaired Class that has not accepted the Plan, if the Bankruptcy Court determines that the Plan "does not discriminate unfairly" and is "fair and equitable" with respect to the rejecting impaired classes. See Section VII.C.2. The Debtor believes that the Plan satisfies these requirements.

  3. Risk of Delay or Non-Occurrence of the Effective Date.

   There can be no assurance as to the timing of the Effective Date. For example, the time of the Effective Date may be affected by delays in the Debtor obtaining various regulatory or governmental approvals in connection with the Restructuring Transactions, or by appeals or litigation relating to the Confirmation Order or the regulatory or governmental approvals. If the conditions precedent to the Effective Date set forth in Section 8.2 of the Plan have not occurred or been waived on or before January 1, 2003 (or such later date as may be hereafter provided in an amended Section 8.2(a) of the Plan), the Confirmation Order shall be vacated, in which event no distributions under the Plan would be made, the Debtor and all holders of Claims and Equity Interests would be restored to the status quo ante as of the day immediately preceding the Confirmation Date and the Debtor's obligations with respect to Claims and Equity Interests would remain unchanged.

B.  CERTAIN RISKS RELATING TO THE RESTRUCTURING TRANSACTIONS.

  1. The Net Open Position.

   The success of the Plan depends in large part on the ability of the Debtor to avoid long-term net open position exposure. The Plan provides the following conditions upon which the Reorganized Debtor would be able to reassume the responsibility for the net open position of its electric customers not already provided by the DWR Contracts: (a) the Reorganized Debtor receives an investment-grade credit rating from S&P and Moody's (which will necessarily occur on the Effective Date, but must remain in place on such date as the other conditions are satisfied); (b) the Reorganized Debtor receives assurances from S&P and Moody's that the Reorganized Debtor's credit rating will not be downgraded as a result of the reassumption of the net open position; (c) there is an objective retail rate recovery mechanism in place pursuant to which the Reorganized Debtor is able to fully recover in a timely manner its wholesale costs of purchasing electricity to satisfy the net open position; (d) there are objective standards in place regarding pre-approval of procurement transactions; and (e) subsequent to reassumption of the net open position, the conditions in clauses (c) and (d) remain in effect. The satisfaction of the conditions in clauses (c) and (d) is within the control of the CPUC. The Plan provides that the Reorganized Debtor will not reassume the net open position until these conditions are met, as this approach is a critical component of the overall feasibility of the Plan. In the event that this approach is infeasible or the Bankruptcy Court does not approve it, the financial viability of the Reorganized Debtor will be adversely affected.

   In addition, the Debtor does not propose to accept an assignment of the power procurement contracts previously executed by the DWR.

  2. Ability of the Debtor to Obtain Regulatory Approvals in Connection with the Restructuring Transactions.

   The Plan provides for a restructuring of the Debtor's operations and involves the approval of various regulatory agencies, including the FERC, the NRC, the SEC and various state and local agencies, for several of

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

the Plan components. For example, the asset transfers to the newly created companies will require the approval of the FERC under the FPA and the NGA. In addition, the transfer of the Diablo Canyon Power Plant to Gen and the indirect transfer of the shutdown nuclear generating unit at Humboldt Bay Power Plant associated with the separation of the Reorganized Debtor from the Parent will require the approval of the NRC. The Debtor anticipates that the approval process for all of the necessary filings may take up to one (1) year. While the Debtor has made its regulatory filings, there can be no assurance that final approvals not subject to rehearing or appeal will be obtained in a timely manner or at all. The CPUC and other entities have contested these regulatory approvals. If any of the required approvals are not obtained, or are obtained in a form which adversely impacts the ability of the Reorganized Debtor, ETrans, GTrans or Gen to complete the securities offerings contemplated by the Plan, the Debtor will be compelled to consider alternatives and the Plan, as currently contemplated, would not be consummated.

  3. Tax Risks.

   The Internal Restructurings are intended to qualify as a tax-free spin-off and as a tax-free "reorganization," and the Reorganized Debtor Spin-Off is intended to qualify as a tax-free "spin-off" and as a tax-free "reorganization." In connection with the implementation of the Plan, the Proponents will seek a private letter ruling from the IRS confirming the tax-free treatment of these transactions. The Proponents anticipate that the ruling process may take up to one (1) year, or longer, due to the complexity of the issues involved. There can be no assurance that the requested ruling will be obtained. In the event that a ruling cannot be obtained, the Proponents may obtain certain opinions of its tax advisors with respect to such transactions. An opinion of the Proponents' tax advisors represents the advisor's best legal judgment and is not binding upon the IRS or a court considering the issues. If the Internal Restructurings and the Reorganized Debtor Spin-Off were determined to be taxable, the resulting tax liability could be substantial; however, the Proponents do not believe such a tax liability is likely. See Section XII of this Disclosure Statement for more information regarding the potential federal income tax consequences of the Plan.

  4. Real Property Taxes.

   With respect to real property taxes to be paid to local governmental entities such as counties, the Proponents are unable to predict whether the State Board of Equalization ("BOE") or individual county assessors will assess the real property assets to be transferred in connection with the implementation of the Plan (the "Transferred Properties"). Additionally, assuming the BOE assesses the Transferred Properties, the allocation of the property tax value to individual counties would be based on a BOE-determined formula. Therefore, there may be changes in the property taxes to be paid to counties as a result of the implementation of the Plan based on decisions to be made, outside of the Proponents' control, by the BOE or other entities.

  5. Transition of Operations to the Disaggregated Entities.

   The Debtor has operated its business as a vertically integrated company for approximately 100 years. Over that period, the Debtor has developed numerous systems and operational methods that cover each of its current functions. Also, the Debtor has entered into many complicated contracts that involve the generation, transmission and distribution functions collectively. As of the Effective Date, many of such arrangements will be unwound and, as detailed in
Section VI of this Disclosure Statement, the assets related to each business line will be identified, separated and transferred to a newly-formed entity.

   In addition, substantially all of the current employees of the Debtor who provide services primarily for the Debtor's current distribution, electric transmission, gas transmission or generation businesses will be offered comparable positions with the Reorganized Debtor, ETrans, GTrans or Gen, respectively. The new companies will identify and create functions and positions that have been operated historically by the Debtor. In connection with the transfer of employees, the Debtor may have increased turnover in positions represented by labor unions in ETrans, GTrans and Gen. Such potential turnover and resulting cost will be due in large part to the ability of

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

the bargaining unit employees, under collective bargaining agreements, to decline positions and exercise displacement rights within the Reorganized Debtor. See Section VI.J of this Disclosure Statement for more information regarding employees. The success of the new companies will by impacted by their ability to create stable organizations in a timely manner.

C.  RISKS RELATING TO THE BUSINESSES AFTER THE EFFECTIVE DATE.

  1. Pass-Through of Procurement Costs.

   The ongoing financial viability of the Reorganized Debtor depends on its ability to pass through in rates the cost of electricity purchased on behalf of customers. The Reorganized Debtor is generally obligated to provide such service on behalf of its customers, but receives no profit from doing so. Upon the Effective Date, but prior to reassuming the net open position of its electric customers, the Reorganized Debtor must pass through to its customers the cost of power purchased from QF generators and the agreement to be entered into with Gen. After reassuming the net open position, the Reorganized Debtor will assume responsibility for buying power to meet customer load in excess of these amounts combined with the amounts that the DWR has not contracted for. The price of energy related to reassuming the net open position is not known and subject to substantial price fluctuation. In order to manage this risk, the Plan provides that the Reorganized Debtor will not reassume the net open position of its electric customers not already provided by the DWR Contracts until objective and timely cost pass-through and procurement pre-approval is assured.

  2. Commodity Price Risks.

   As of the Effective Date, the Debtor will transfer the Gen Assets to Gen and Gen will operate as an independent power producer thereafter. As an independent owner/operator, Gen could face increased price risk associated with variability in power prices for Northern and Central California. Additionally, the Reorganized Debtor could face price risk if and when it reassumes the net open position not already provided by the DWR's contracts. To manage this risk for both companies and to provide a sufficiently stable framework for financing, Gen will sell output to the Reorganized Debtor under a power sales agreement having a term of twelve (12) years. As a result, during the term of the agreement the price risk should be limited to replacement power requirements, if any, brought about by low hydroelectric availability and/or unit outages that may occur. As described above, to the extent that this replacement power is part of the net open position reassumed by the Reorganized Debtor, the conditions for the Debtor's reassumption will ensure timely pass-through of the associated costs.

  3. State Regulation and Oversight.

   As described in Section IV of this Disclosure Statement, the State of California has engaged in a series of actions directly and through its various agencies that have caused significant damage to the Debtor. While the Debtor has commenced litigation against the State for the violation of various federal and state laws, the outcome of such litigation may not be known for some time. On the Effective Date, the State's role in the regulation of the Debtor's business will decrease, but it will not be eliminated. The Reorganized Debtor will remain a regulated entity subject to CPUC jurisdiction for almost all of its relevant activities. In this regard, the Reorganized Debtor will continue to require CPUC authorization for revenue requirements associated with the conduct of its core business, its cost of capital, and other relevant business and financial matters. There can be no assurance that the State will not attempt to use its regulatory or ratemaking authority to the detriment of the Debtor.

   Moreover, the CPUC will retain a limited non-rate oversight role with respect to ETrans and may potentially assert a limited non-rate oversight role with respect to Gen. While Gen does not intend to dedicate its facilities to the public and thus be deemed a "public utility" within the meaning of the California Public Utilities Code, and the power sales agreement with the Reorganized Debtor will expressly so provide, the CPUC could attempt to make a contrary finding. If the CPUC made such a finding and a court subsequently upheld the CPUC's decision, Gen would be subject to limited, non-rate jurisdiction of the CPUC.

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

  4. Operation of Competing Gas Pipelines.

   A number of competing gas pipelines and storage operators have proposed facilities to serve customers in areas currently served by the Debtor. Following the Effective Date, GTrans will operate an interstate gas pipeline and certain storage facilities in the same area. The proposed pipelines and storage facilities could have an adverse impact on the ongoing operations of GTrans if these facilities are ultimately developed and potential customers of GTrans, including the Reorganized Debtor, contract for the competing services rather than those offered by GTrans.

  5. Bypass.

   Because the electric and gas distribution business faces high capital requirements associated with largely fixed assets, the Reorganized Debtor will continue to face risk stemming from the ability of customers to "bypass" its facilities by taking service from other sources, thereby impairing cost recovery for investments made on behalf of customers. The most notable forms of bypass include self-generation, municipalization by condemnation of the Reorganized Debtor's assets, and construction of duplicate distribution facilities by public entities. These forms of bypass appear to be increasing, as customers and local public officials explore their energy options in light of the energy crisis. There are various means of mitigating the cost stranding associated with bypass, most of which require either legislative or CPUC action.

   Bypass also raises the potential for power procurement obligations to become "stranded." For example, the DWR has locked in a number of long-term contracts with fixed obligations, which many analysts believe include above-market prices. In order to facilitate the issuance of bonds to restore funds to the State treasury, the State has limited the ability of customers to bypass these state procurement costs through direct access. The procurement actions of the Reorganized Debtor might also be exposed to this same risk if direct access and the other forms of bypass mentioned above were allowed to proceed more aggressively in the absence of adequate cost recovery provisions.

   Finally, bypass of gas distribution facilities could arise due to customers and/or third parties building facilities to connect customers directly to FERC jurisdictional pipelines, including those of GTrans. Under such circumstances, the distribution facilities which previously served such customers would become underutilized.

  6. Potential Exposure to Environmental Liabilities.

   As of the Effective Date, in connection with the transfer of the physical assets by the Debtor as contemplated by the Plan, ETrans, GTrans and Gen will assume certain environmental liabilities associated with such assets. As the new owners of the assets, ETrans, GTrans and Gen will assume current and future environmental liabilities, if any. Certain costs associated with environmental liabilities are expected to be recovered in FERC-approved rates in the case of each of ETrans and GTrans, while costs associated with Gen's liabilities would be subject to recovery through applicable market-benchmark rates. In addition to certain present known liabilities, ETrans, GTrans and Gen are at risk for unknown, remote or non-estimable environmental cleanup contingencies associated with the transferred assets and facilities. To the extent that these costs prove to be material and cost recovery in rates is not available, the financial health of ETrans, GTrans and Gen would be adversely affected. For those assets which are shared or jointly used, ETrans, GTrans, Gen and the Reorganized Debtor will enter into agreements to provide for the allocation of responsibility for future environmental liabilities and indemnification to the extent there are existing environmental liabilities.

   The Reorganized Debtor will retain the recorded liability and any unknown, remote or non-estimable environmental cleanup contingencies associated with assets not transferred to ETrans, GTrans or Gen. These contingencies include those associated with former manufactured gas plant sites (both owned and non-owned), natural gas gathering sites, divested steam-electric power plants, retained-steam electric power plants (Hunters Point and Humboldt Bay, including nuclear-related liabilities) and retained lands or facilities adjacent to divested plants, electric and gas distribution facilities (including service centers, substations, warehouses and repair

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

facilities), and liabilities associated with cleanup of non-owned disposal, recycling or transportation sites (regardless of which former utility operation(s) contributed materials or wastes to those sites). Costs associated with known environmental liabilities are currently recovered in rates under a special ratemaking mechanism authorized by the CPUC. To the extent that these costs prove to be material and cost recovery in rates is not available, the financial health of the Reorganized Debtor would be adversely affected.

D.  RISKS RELATING TO THE ISSUANCE OF NEW DEBT SECURITIES.

  1. Inability to Successfully Market New Debt Securities.

   At the Confirmation Date, Lehman Brothers will deliver to the Proponents a "highly confident" letter as to its ability to successfully market a sufficient amount of new debt for cash as will be necessary (together with other available cash) to pay those Allowed Claims and portions of Allowed Claims to be satisfied in Cash pursuant to the Plan. However, in the event of a material adverse change in market conditions, the form of regulatory approvals obtained or required to be obtained by the Debtor, or the condition of ETrans, GTrans, Gen or the Reorganized Debtor prior to the completion of the offerings, the issuers could be unable to successfully complete the offerings of such debt on terms acceptable to each of the issuers. If such debt offerings are unsuccessful, the Proponents will be unable to consummate the Plan, in which event no distributions will be made under the Plan.

  2. Interest Rate Risk.

   Prior to the pricing of the new debt in connection with the Plan, interest rates could increase and be higher than the rates assumed for purposes of the projected financial information attached hereto as Exhibit C. If interest rates increase substantially prior to the consummation of the Plan, the Reorganized Debtor, ETrans, GTrans and Gen may be unable to raise a sufficient amount of Cash under the debt offerings to satisfy all Allowed Claims.

                      XI.  DESCRIPTION OF CERTAIN CLAIMS

A.  POLLUTION CONTROL BONDS.

  1. General.

   Pursuant to the terms of various separate trust indentures (each, an "Indenture" and, collectively, the "Indentures") each between the California Pollution Control Financing Authority, a public instrumentality and political subdivision of the State of California (the "Issuer") and Bankers Trust Company, as trustee, or U.S. Bank Trust National Association, as trustee (each a "Bond Trustee"), as applicable, and various corresponding loan agreements with the Debtor, as of the Petition Date of this Chapter 11 Case, the Issuer had issued and outstanding each of the following fifteen (15) series of revenue bonds (defined collectively in the Plan as, the "PC Bonds") in the original aggregate principal amount of $1.69 billion as set forth below:

                       Series                       Original Principal Amount
                       ------                       -------------------------
  California Pollution Control Financing Authority,        $35,000,000
  6 5/8% Pollution Control Revenue Bonds
  (Pacific Gas and Electric Company)
  1992 Series A (the "92A Bonds")

  California Pollution Control Financing Authority,        $50,000,000
  6.35% Pollution Control Revenue Bonds
  (Pacific Gas and Electric Company)
  1992 Series B (the "92B Bonds")

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

                       Series                       Original Principal Amount
                       ------                       -------------------------
  California Pollution Control Financing Authority,        $60,000,000
  5 7/8% Pollution Control Revenue Bonds
  (Pacific Gas and Electric Company)
  1993 Series A (the "93A Bonds")

  California Pollution Control Financing Authority,       $200,000,000
  5.85% Pollution Control Revenue Bonds
  (Pacific Gas and Electric Company)
  1993 Series B (the "93B Bonds")

  California Pollution Control Financing Authority,       $200,000,000
  Pollution Control Refunding Revenue Bonds
  (Pacific Gas and Electric Company)
  $200,000,000 1996 Series A
  (the "MBIA Insured PC Bonds")

  California Pollution Control Financing Authority,       $160,000,000
  Pollution Control Refunding Revenue Bonds
  (Pacific Gas and Electric Company)
  $160,000,000 1996 Series B (the "96B Bonds")

  California Pollution Control Financing Authority,       $200,000,000
  Pollution Control Refunding Revenue Bonds
  (Pacific Gas and Electric Company)
  $200,000,000 1996 Series C (the "96C Bonds")

  California Pollution Control Financing Authority,       $100,000,000
  Pollution Control Refunding Revenue Bonds
  (Pacific Gas and Electric Company)
  $100,000,000 1996 Series D (the "96D Bonds")

  California Pollution Control Financing Authority,       $165,000,000
  Pollution Control Refunding Revenue Bonds
  (Pacific Gas and Electric Company)
  $165,000,000 1996 Series E (the "96E Bonds")

  California Pollution Control Financing Authority,       $100,000,000
  Pollution Control Refunding Revenue Bonds
  (Pacific Gas and Electric Company)
  $100,000,000 1996 Series F (the "96F Bonds")

  California Pollution Control Financing Authority,        $62,870,000
  Pollution Control Refunding Revenue Bonds
  (Pacific Gas and Electric Company)
  1996 Series G (the "96G Bonds")

  California Pollution Control Financing Authority,        $45,000,000
  Pollution Control Refunding Revenue Bonds
  (Pacific Gas and Electric Company)
  1997 Series A (the "97A Bonds")

  California Pollution Control Financing Authority,       $148,550,000
  Pollution Control Refunding Revenue Bonds
  (Pacific Gas and Electric Company)
  1997 Series B (the "97B Bonds")

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

                       Series                       Original Principal Amount
                       ------                       -------------------------

  California Pollution Control Financing Authority,       $148,550,000
  Pollution Control Refunding Revenue Bonds
  (Pacific Gas and Electric Company)
  1997 Series C (the "97C Bonds")

  California Pollution Control Financing Authority,        $17,900,000
  Pollution Control Refunding Revenue Bonds
  (Pacific Gas and Electric Company)
  1997 Series D (the "97D Bonds")

   Any series of 96C Bonds, 96E Bonds, 96F Bonds and/or 97B Bonds that remain outstanding on the Voting Record Date or the Effective Date, as applicable, are defined collectively in the Plan as the "Letter of Credit Backed PC Bonds." The 92A Bonds, 92B Bonds, 93A Bonds and the 93B Bonds are defined collectively in the Plan as the "Mortgage Backed PC Bonds." The 96B Bonds, 96D Bonds, 97A Bonds and the 97C Bonds, together with any series of 96C Bonds, 96E Bonds, 96F Bonds and/or 97B Bonds that have been redeemed in whole, but not in part, as of the Voting Record Date or the Effective Date, as applicable, are defined collectively in the Plan as the "Prior Bonds." The 96G Bonds and the 97D Bonds are defined collectively in the Plan as the "Treasury PC Bonds."

   The Issuer loaned the proceeds from the sale of each series of PC Bonds (each a "Bond Loan" and, collectively, the "Bond Loans") to the Debtor for the purpose of financing or refinancing the acquisition and/or construction of certain pollution control, sewage disposal and/or solid waste disposal facilities of the Debtor located within the State of California. The Bond Loans were made pursuant to the terms of various loan agreements (each, a "Loan Agreement" and, collectively, the "Loan Agreements") between the Issuer and the Debtor, pursuant to which the Debtor agreed, among other things, to repay the Bond Loans at the times and in the amounts necessary to enable the Issuer to make full and timely payment of the principal of, premium, if any, and interest on, each series of PC Bonds when due and to pay the purchase price of any PC Bonds tendered for purchase by the Debtor in accordance with the terms of the applicable Indenture.

   Pursuant to the terms of each of the Indentures, the Issuer has assigned to the Bond Trustee, for the benefit of the holders of the respective series of PC Bonds, certain of the Issuer's rights under the various Loan Agreements, including, but not limited to, the Issuer's right under the Loan Agreements to receive payments from the Debtor of the principal of, premium, if any, and interest due, on the Bond Loans. In this manner, the Issuer has acted solely as a conduit, loaning the proceeds from the sale of the PC Bonds to the Debtor and assigning its right to receive repayment of such loans to the Bond Trustee as security for the PC Bonds and to provide funds for the full payment of the respective PC Bonds.

   The PC Bonds are special limited obligations of the Issuer payable exclusively out of the trust estates under each of the Indentures. None of the PC Bonds constitute a debt or liability, or a pledge of the faith, credit or taxing power of the Issuer, the State of California or any of its instrumentalities or political subdivisions. Each series of PC Bonds is a limited obligation of the Issuer payable solely from the revenues derived by the Issuer from the Debtor pursuant to the terms of the related Loan Agreement to the extent pledged by the Issuer to the Bond Trustee under the terms of the applicable Indenture and from certain other funds pledged and assigned as part of the trust estates under the applicable Indentures.

   Each series of PC Bonds was sold in the capital markets on the basis that, assuming the Debtor continues to comply with certain covenants contained in the Loan Agreements and certain of the documents, instruments and agreements executed in connection therewith (collectively, the "PC Bond Documents") and with certain exceptions, interest on such series of PC Bonds would not be includable in the gross income of the holders thereof for federal income tax purposes and that such interest also would be exempt from California personal income taxes.

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

   Such tax-exempt status of the PC Bonds has allowed such bonds to be issued at favorable interest rates, thus allowing the Debtor to finance certain of its capital improvements at interest rates substantially below comparable conventional taxable financing alternatives available to the Debtor. Accordingly, the Debtor considers the existence and continued maintenance of such favorable tax-exempt financing an asset or property of the Debtor's chapter 11 estate.

  2. Mortgage Backed PC Bonds.

   With respect to each series of Mortgage Backed PC Bonds, in order to secure its obligation to repay the Bond Loan made by the Issuer to the Debtor of the proceeds from the sale of the Mortgage Backed PC Bonds, the Debtor delivered to the Bond Trustee certain of its First and Refunding Mortgage Bonds (defined in the Plan as the "Mortgage Bonds") in an aggregate principal amount equal to the related series of Mortgage Backed PC Bonds. Each series of Mortgage Bonds delivered to the Bond Trustee to secure a series of Mortgage Backed PC Bonds provides for payments on such Mortgage Bonds at the times and in the amounts necessary to allow the Bond Trustee to make full and timely payment of the principal of, premium, if any, and interest on the related series of Mortgage Backed PC Bonds.

   Each series of underlying Mortgage Bonds securing Mortgage Backed PC Bonds was issued under and secured by the Debtor's First and Refunding Mortgage dated December 1, 1920, as supplemented and amended (defined in the Plan as the "Mortgage"), which constituted a first mortgage lien upon all real property and a security interest in substantially all personal property of the Debtor pari passu with the security interest of all other First and Refunding Mortgage Bonds issued thereunder, subject to certain exceptions, including certain tax liens and certain liens existing on property at the time such property was acquired by the Debtor.

  3. Letter of Credit Backed PC Bonds.

   With respect to each series of Letter of Credit Backed PC Bonds, the Debtor has entered into a reimbursement agreement (each defined in the Plan as a "Reimbursement Agreement") with a bank (each defined in the Plan as a "Letter of Credit Issuing Bank") and certain banking or other financial institutions (each a "Bank") pursuant to which the Letter of Credit Issuing Bank has issued its irrevocable letter of credit (each defined in the Plan as a "Letter of Credit") to the Bond Trustee, for the account of the Debtor, to provide for the payment of the principal of and interest on the related series of Letter of Credit Backed PC Bonds and to support the payment of the purchase price of any Letter of Credit Backed PC Bonds tendered for purchase in accordance with the terms of the applicable Indenture. Under the terms of each Reimbursement Agreement, the Debtor is obligated to reimburse the Letter of Credit Issuing Bank for, among other things, all amounts drawn on the related Letter of Credit.

   Each Letter of Credit was issued in an initial stated amount (the "Stated Amount") equal to the sum of (i) the aggregate outstanding principal amount of the related series of Letter of Credit Backed PC Bonds (the "Principal Portion"), plus (ii) an amount equal to the amount of accrued interest on the outstanding principal amount of the related series of Letter of Credit Backed PC Bonds at an assumed maximum annual rate for a specified period of days as set forth in the Letter of Credit (the "Interest Portion"). The Stated Amount of each Letter of Credit is reduced by the amount of each drawing paid thereunder, subject to the provision that (i) with respect to amounts drawn for the payment of interest on the related Letter of Credit Backed PC Bonds, the Interest Portion of the Stated Amount is automatically reinstated unless the Letter of Credit Issuing Bank gives notice to the contrary to the Bond Trustee in accordance with the terms of the applicable Letter of Credit, and (ii) with respect to amounts drawn to pay the purchase price of Letter of Credit Backed PC Bonds, the amount so drawn is subject to reinstatement upon the terms set forth in the applicable Letter of Credit.

   Under the terms of each of the Indentures pursuant to which each series of Letter of Credit Backed PC Bonds were issued, each regularly scheduled payment of the principal of, or interest on, the Letter of Credit Backed PC Bonds is made from monies drawn by the Bond Trustee under the related Letter of Credit. The

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obligation to the Debtor to repay the loan under the Loan Agreement is deemed satisfied to the extent of any corresponding payment made by the Letter of Credit Issuing Bank under the terms of the Letter of Credit. With respect to each such drawing, the Debtor is then obligated to reimburse the Letter of Credit Issuing Bank for the amount of such drawing. Only if the Letter of Credit Issuing Bank dishonors a drawing or there is no Letter of Credit then in effect, is the Bond Trustee authorized under the terms of the Indenture to collect Bond Loan payments due under the respective Loan Agreement directly from the Debtor and apply such funds to the payment of the principal of, or interest on, the related Letter of Credit Backed PC Bonds.

   Accordingly, with respect to each series of Letter of Credit Backed PC Bonds for which the related Letter of Credit remains outstanding, all payments of the principal of, and interest on, the Letter of Credit Backed PC Bonds have been fully and timely made when due from draws made by the respective Bond Trustee on the respective Letter of Credit in accordance with the terms of the related Indenture.

  4. MBIA Insured PC Bonds.

   The Debtor has entered into a reimbursement and indemnity agreement (defined in the Plan as the "MBIA Reimbursement Agreement") with MBIA Insurance Corporation ("MBIA") pursuant to which MBIA has issued its financial guaranty insurance policy (defined in the Plan as the "PC Bond Insurance Policy") insuring the full payment of regularly scheduled principal of and interest (but not premium) on the MBIA Insured PC Bonds.

   The PC Bond Insurance Policy unconditionally and irrevocably guarantees the full and complete payment required to be made by or on behalf of the Issuer to the Bond Trustee of an amount equal to (i) the principal of and interest on the MBIA Insured PC Bonds as such payments shall become due but shall not be so paid (except that in the event of any acceleration of the due date of such principal by reason of mandatory or optional redemption or acceleration resulting from default or otherwise, other than any advancement of maturity pursuant to a mandatory sinking fund payment or mandatory redemption upon the occurrence of a determination of taxability of the MBIA Insured PC Bonds, the payment guarantee by the PC Bond Insurance Policy shall be made in such amounts and at such times as such payments of principal would have been due had there not been any such acceleration); and (ii) the reimbursement of any such payment which is subsequently recovered from any owner of MBIA Insured PC Bonds pursuant to a final judgment by a court of competent jurisdiction that such payment constitutes an avoidable preference to such owner within the meaning of any applicable bankruptcy law. Accordingly, since the Petition Date, all regularly scheduled payments of the principal of, and interest on, the MBIA Insured PC Bonds have been fully and timely made when due from monies paid to the Bond Trustee by MBIA under the terms of the PC Bond Insurance Policy and in accordance with the terms of the related indenture.

   Under the terms of the MBIA Reimbursement Agreement, the Debtor is obligated to reimburse MBIA for all payments made by MBIA to the Bond Trustee under the PC Bond Insurance Policy and to indemnify MBIA against certain liabilities, costs and expenses that it may sustain in connection with the MBIA Insured PC Bonds.

  5. Prior Bonds.

   With respect to each series of Prior Bonds, the Debtor entered into a reimbursement agreement (each defined in the Plan as a "Prior Reimbursement Agreement") with a national banking association (each defined in the Plan as a "Prior Letter of Credit Issuing Bank") pursuant to which the Prior Letter of Credit Issuing Bank issued its irrevocable letter of credit (each defined in the Plan as a "Prior Letter of Credit") to the Bond Trustee, for the account of the Debtor, to secure the payment of the principal of and interest on the related series of Prior Bonds and to provide for the payment of the purchase price of such Prior Bonds tendered for purchase in accordance with the terms of the applicable Indenture. Under the terms of each Prior Reimbursement Agreement, the Debtor was obligated to reimburse the Prior Letter of Credit Issuing Bank for, among other things, all amounts drawn on the related Prior Letter of Credit.

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   Each Prior Letter of Credit was issued in an initial stated amount equal to the sum of (i) the aggregate outstanding principal amount of the related series of Prior Bonds, plus (ii) an amount equal to the amount of accrued interest on the outstanding principal amount of the related series of Prior Bonds at an assumed maximum annual rate for a specified period of days as set forth in the Prior Letter of Credit.

   On or after the Petition Date, with respect to each series of Prior Bonds, the Prior Letter of Credit Issuing Bank gave notice to the Bond Trustee of the occurrence of an event of default under the applicable Prior Reimbursement Agreement and, in accordance with the terms of the applicable Indenture, directed the Bond Trustee to call the related series of Prior Bonds for redemption in full. Pursuant to the terms of the applicable Indentures, the Bond Trustee drew upon the related Prior Letters of Credit and applied the proceeds from such Prior Letter of Credit draws to pay the redemption price of the Prior Bonds. All of the Prior Bonds have been redeemed in whole and no principal or interest remains outstanding with respect thereto.

   With respect to each series of Prior Bonds, under the terms of the respective Prior Reimbursement Agreement the Debtor is obligated to reimburse the respective Prior Letter of Credit Issuing Bank for, among other things, the amount drawn under the related Prior Letter of Credit which was applied to the payment of the redemption price of the Prior Bonds (that portion of the reimbursement obligation of the Debtor under the Prior Reimbursement Agreement arising with respect to the portion of the final drawing made under the related Prior Letter of Credit for the payment of the principal portion of the redemption price of the related series of Prior Bonds, referred to in the Plan as the "Reimbursement Obligation").

  6. Treasury PC Bonds.

   Prior to the Petition Date, the Debtor purchased all of the outstanding Treasury PC Bonds. The Debtor remains the sole holder of all of the beneficial interest in the Treasury PC Bonds. All of the Treasury PC Bonds remain outstanding.

   While the Treasury PC Bonds are held by the Debtor, payments of principal or interest made by the Debtor under the terms of each of the related Loan Agreements are returned to the Debtor in the form of payments of principal or interest on the related series of Treasury PC Bonds.

   During the period that Treasury PC Bonds are held by the Debtor or any other "substantial user" of the facilities financed or refinanced by such Treasury PC Bonds or by any "related person" thereto within the meaning of Section 103(b)(13) of the Internal Revenue Code of 1954, as amended, interest on such Treasury PC Bonds may not be tax-exempt. However, if such Treasury PC Bonds were sold or transferred to a sufficiently unrelated third party and the Debtor continued to comply with the covenants set forth in the related PC Bond Documents, then interest on such Treasury PC Bonds could again be excluded from the gross income of the new holder thereof for federal income tax purposes. The ability to subsequently sell Treasury PC Bonds in the capital markets on such a tax-exempt basis, with its commensurate interest cost savings over similar conventional taxable debt, is an asset or property of the Debtor's chapter 11 estate which the Debtor seeks to preserve.

           XII.  CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN

A.  INTRODUCTION.

   The following discussion summarizes certain federal income tax consequences of the implementation of the Plan to the Debtor, certain holders of Claims and Equity Interests and the Parent. The following summary does not address the federal income tax consequences to holders whose Claims are entitled to reinstatement or payment in full in Cash, or are unimpaired under the Plan (e.g., holders of Administrative Expense Claims, Professional Compensation and Reimbursement Claims, Priority Tax Claims, Other Priority Claims, Other Secured Claims, MBIA Insured PC Bond Claims, Letter of Credit Backed PC Bond Claims, Prior Bond Claims, Treasury PC Bond Claims, Environmental, Fire Suppression, Pending Litigation and Tort Claims, Convenience

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Claims and Workers' Compensation Claims). Additionally, this summary does not address the federal income tax consequences to holders of MBIA Claims and Letter of Credit Bank Claims as it is the Proponents' understanding that such holders have retained separate counsel to advise them with respect thereto.

   The following summary is based on the Internal Revenue Code of 1986, as amended (the "Tax Code"), Treasury regulations promulgated thereunder, judicial decisions and published administrative rules and pronouncements of the IRS as in effect on the date hereof. Changes in such rules or new interpretations thereof may have retroactive effect and could significantly affect the federal income tax consequences described below.

   The federal income tax consequences of the Plan are complex and are subject to significant uncertainties. The Proponents intend to request a ruling from the IRS and may request certain opinions from its tax advisors confirming certain, but not all, of the federal income tax consequences of the Plan to the Proponents and certain holders of Claims. However, there is no assurance that a ruling will be obtained, or that any opinion of its tax advisors will be requested (although as provided by the Plan, opinions of original bond counsel will be requested with respect to the excludable nature for federal income tax purposes of interest paid on certain bonds). In addition, this summary does not address foreign, state or local tax consequences of the Plan, nor does it purport to address the federal income tax consequences of the Plan to special classes of taxpayers (such as foreign taxpayers, broker-dealers, banks, mutual funds, insurance companies, financial institutions, small business investment companies, regulated investment companies, tax-exempt organizations and investors in pass-through entities).

   ACCORDINGLY, THE FOLLOWING SUMMARY OF CERTAIN FEDERAL INCOME TAX CONSEQUENCES IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING AND ADVICE BASED UPON THE INDIVIDUAL CIRCUMSTANCES PERTAINING TO A HOLDER OF A CLAIM OR EQUITY INTEREST. ALL HOLDERS OF CLAIMS AND EQUITY INTERESTS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS FOR THE FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES APPLICABLE UNDER THE PLAN.

B.  CONSEQUENCES TO THE DEBTOR AND THE PARENT.

  1. Consequences of the Internal Restructurings and the Reorganized Debtor Spin-Off.

   In connection with the implementation of the Plan, the Proponents will seek a private letter ruling from the IRS substantially to the effect that, among other things,

      (a) the Internal Restructuring will qualify as a tax-free spin-off under
   Section 355 of the Tax Code and as a tax-free "reorganization" under Section 368(a) of the Tax Code;

      (b) the Reorganized Debtor Spin-Off will qualify as a tax-free spin-off under Section 355 of the Tax Code and as a tax-free "reorganization" under
   Section 368(a) of the Tax Code; and

      (c) accordingly, the Proponents will not recognize any taxable gain or loss in connection with the Internal Restructuring and the Reorganized Debtor Spin-Off.

   In the event that a ruling cannot be obtained, the Proponents may choose to proceed without a ruling and instead may (in their discretion) obtain certain opinions from their tax advisors with respect to such transactions. An opinion represents the advisor's best legal judgment and is not binding upon the IRS or a court considering the issues. If the Internal Restructuring and the Reorganized Debtor Spin-Off were determined to be taxable, the resulting tax liability could be substantial; however, the Proponents do not believe such a tax liability is likely.

   Pursuant to the Plan, the Proponents also retain the flexibility to adjust the nature or terms of the consideration to be received by holders of Claims if such changes are necessary to obtain the desired tax treatment.

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  2. Consequences of Long-Term Notes.

   It is possible, although not anticipated, that the Long-Term Notes and QUIDS Notes will be issued with Original Issue Discount ("OID"). See Section XII.C.4.a, "Interest and Original Issue Discount on the Long-Term Notes and QUIDS Notes," below. Any such OID generally would be amortizable by the issuer utilizing the constant interest method, and deductible as interest, unless the applicable notes are treated as applicable high-yield discount obligations ("AHYDOs") within the meaning of Section 163(e)(5) of the Tax Code. The AHYDO rules likely will have no applicability to the Long-Term Notes and QUIDS Notes unless (i) the notes are issued with sufficient OID such that there would be accrued and unpaid OID as of the end of the fifth (5th) year after issuance in excess of one (1) year's interest, both actual and imputed, and (ii) the yield to maturity of such notes (inclusive of the OID) is at least five (5) percentage points over the applicable federal rate in effect for the calendar month in which the Effective Date occurs.

   If the Long-Term Notes or the QUIDS Notes are treated as AHYDOs, the interest deduction otherwise allowable with respect to amortizing OID would, at a minimum, be deferred until such OID is actually paid in cash, and may be disallowed in part. The portion of any interest deduction that will be disallowed is that portion that is equal to the fraction, the numerator of which is equal to the "disqualified yield" (i.e., the excess of the yield to maturity of the notes over the sum of the applicable federal rate for the calendar month in which the Effective Date occurs plus six (6) percentage points) and the denominator of which is equal to the total yield to maturity of the notes.

  3. Treatment of Escrow(s).

   Pursuant to the Plan, one or more escrows will be established to hold any amounts (including notes) that would be distributable to holders of certain Disputed Claims. The Proponents believe that any escrows established with respect to Disputed Claims generally should not be treated as a separate taxable entity for federal income tax purposes, and that any amounts held by such escrows should be treated as assets of the Reorganized Debtor. However, depending on the nature of the Claims disputed, it is possible that one or more of the escrows could, either at inception or at some later time, constitute a qualified settlement fund within the meaning of Treasury Regulation section 1.468B-1. If so treated, the escrow would be subject to a separate entity level tax at the maximum rate applicable to trusts and estates (currently 38.6%), and the taxable income of the escrow would be determined by taking into account interest earned on any notes held by the escrow (but not taking into account the escrow's receipt of the notes). Any distribution of property from the escrow would result in the realization of gain or loss by the escrow in an amount equal to the difference between the fair market value of the property on the date of distribution and the escrow's adjusted tax basis in such property.

C. CONSEQUENCES TO HOLDERS OF IMPAIRED CLAIMS OTHER THAN HOLDERS OF POLLUTION CONTROL BONDS.

   Pursuant to the Plan, holders of Allowed General Unsecured Claims (Class 5), Allowed ISO, PX and Generator Claims (Class 6) and Allowed ESP Claims (Class 7) will receive a combination of Cash and Long-Term Notes of ETrans, GTrans and Gen, and holders of Allowed QUIDS Claims (Class 11) will receive a combination of Cash and QUIDS Notes of Gen, in satisfaction and discharge of their Allowed Claims.

   The federal income tax consequences of the Plan to a holder depend, in part, on whether a holder's Claim and all or part of any Long-Term Notes or QUIDS Notes received constitute "securities" for federal income tax purposes. The term "security" is not defined in the Tax Code or in the regulations issued thereunder and has not been clearly defined by judicial decisions. The determination of whether a particular debt constitutes a "security" depends on an overall evaluation of the nature of the debt. One of the most significant factors considered in determining whether a particular debt is a security is its original term. In general, debt obligations issued with a maturity at issuance of five (5) years or less (e.g., trade debt and revolving credit obligations) do not constitute securities, whereas debt obligations with a maturity at issuance of ten (10) years or more constitute securities. The Proponents believe, and the following discussion assumes, that the Long-Term Notes or QUIDS Notes will

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constitute "securities" for federal income tax purposes. Each holder of a Claim is urged to consult its tax advisor regarding the status of its Claim and the Notes as "securities" for federal income tax purposes.

   In addition, the federal income tax consequences of the Plan to a holder may depend on whether the interest rates set in the Settlement and Support Agreement, as relates to such holder's Claim, represent solely a clarification of law or a change in the true rate. The following discussion assumes that no significant change in a holder's Claim was effected by the Settlement and Support Agreement. Each holder of a Claim is urged to consult its tax advisor regarding the federal income tax consequences of the Settlement Order in relation to the Plan.

   Pursuant to the Plan, the Proponents retain the flexibility to adjust the nature or terms of the consideration to be received by holders of Claims if such changes are necessary to obtain the desired tax treatment of the Internal Restructuring and the Reorganized Debtor Spin-Off. Any such changes, if necessary, could alter the federal income tax consequences to holders of Claims discussed herein.

  1. Holders of Claims That Do Not Constitute Securities.

   In general, each holder of an Impaired Allowed Claim (other than holders of Allowed PC Bond Claims) that does not constitute a security for federal income tax purposes will recognize gain or loss in an amount equal to the difference between (a) the sum of the amount of any Cash (including its share, if any, of any placement fee) and the fair market value of any Long-Term Notes or QUIDS Notes received by such holder in satisfaction of such Claim (other than any Claim for accrued but unpaid interest, likely inclusive of Post-Petition Interest, and assuming that either a significant portion of such Claims or the Long-Term Notes and the QUIDS Notes are traded on an established securities market--see Section XII.C.4.a below), and (b) the holder's adjusted tax basis in such Claim (other than any Claim for accrued but unpaid interest). For a discussion of the tax consequences of Claims for accrued but unpaid interest, see Section XII.C.3, "Distributions in Discharge of Accrued Interest," below.

   However, whether a holder receiving notes and Cash in satisfaction of a Claim which arose from litigation or a dispute with the Reorganized Debtor will have income will depend upon the nature of such underlying litigation or dispute. Holders whose Claims arose from litigation or a dispute are urged to consult their counsel regarding the tax consequences to them of the receipt of Cash and notes in satisfaction of their Claims.

   Where gain or loss is recognized by a holder, the character of such gain or loss as long-term or short-term capital gain or loss or as ordinary income or loss will be determined by a number of factors, including the tax status of the holder, whether the Claim constitutes a capital asset in the hands of the holder and how long it has been held, whether the Claim was acquired at a market discount and whether and to what extent the holder had previously claimed a bad debt deduction.

   In general, a holder's tax basis in any Long-Term Notes or QUIDS Notes received will equal the amount taken into account by such holder with respect to such Note in determining its amount realized, and the holder's holding period for such note will begin the day following its receipt of such note (which, in the case of Claims Allowed on or before the Effective Date, generally should begin the day following the Effective Date).

  2. Holders of Claims that Constitute Securities.

   In general, the receipt of Long-Term Notes or QUIDS Notes in partial satisfaction of Claims (other than PC Bond Claims) that constitute securities will constitute a tax-free exchange for federal income tax purposes. Accordingly, in general, holders of an Impaired Allowed Claim (other than Allowed PC Bond Claims) that constitute a security for federal income tax purposes will not recognize any loss, but will recognize any gain realized (computed in accordance with the preceding section) to the extent of any Cash received. In addition, see Section XII.C.3, "Distributions in Discharge of Accrued Interest," below, for a discussion of the federal income

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tax consequences of distributions in discharge of Claims for accrued but unpaid interest (likely including Post-Petition Interest).

   Where gain is recognized by a holder, the character of such gain as long-term or short-term capital gain or as ordinary income will be determined by a number of factors, including the tax status of the holder, whether the Claim constitutes a capital asset in the hands of the holder and how long it has been held, whether the Claim was acquired at a market discount, and whether and to what extent the holder previously had claimed a bad debt deduction.

   A holder's aggregate tax basis in the Long-Term Notes or QUIDS Notes received generally will equal the holder's adjusted basis in its Claim, increased by the amount of gain and interest income recognized, and decreased by the amount of Cash received. Such tax basis will be allocable among the notes received based on relative fair market value. The holder will carryover the holding period of its Claim to any Long-Term Notes or QUIDS Notes received, except with respect to any portion of such notes that is treated as received in payment of accrued but unpaid interest.

  3. Distributions in Discharge of Accrued Interest.

   In general, to the extent that any amount received (whether in Cash or notes) by a holder of a Claim is received in satisfaction of accrued interest or accrued OID during its holding period (likely including Post-Petition Interest), such amount will be taxable to the holder as interest income (if not previously included in the holder's gross income). If the Debtor is determined to be insolvent by a Final Order of the Bankruptcy Court, any Post-Petition Interest may be recharacterized and treated as a partial payment of the pre-petition amounts owing under the applicable Allowed Claim. In general, a holder recognizes a deductible loss (which may be ordinary) to the extent any accrued interest claimed was previously included in its gross income and is not paid in full. However, the IRS has privately ruled that a holder of a security, in an otherwise tax-free exchange, could not claim a current deduction with respect to any unpaid OID. Accordingly, it is unclear whether, by analogy, a holder of a Claim with previously included OID that is not paid in full would be required to recognize a capital loss rather than an ordinary loss.

  4. Ownership and Disposition of the Long-Term Notes and QUIDS Notes.

   a. Interest and Original Issue Discount on the Long-Term Notes and QUIDS
   Notes.

   The Long-Term Notes and QUIDS Notes will provide for the payment at least annually of all stated interest. Accordingly, the stated interest on the Long-Term Notes and QUIDS Notes generally will be includable in gross income by a holder for federal income tax purposes in accordance with such holder's method of accounting.

   In addition, under certain circumstances, the Long-Term Notes and QUIDS Notes may be treated as issued with OID. In general, a debt instrument is treated as having OID to the extent its "stated redemption price at maturity" exceeds its "issue price" (other than by a de minimis amount). The "stated redemption price at maturity" of a debt instrument is the sum of all payments to be made on the debt instrument, except for payments of stated interest that is unconditionally payable at least annually in Cash or other property (other than additional notes of the issuer). Accordingly, the stated redemption price at maturity of the Long-Term Notes and the QUIDS Notes will be their stated principal amount. The "issue price" of the Long-Term Notes will depend upon whether they are traded on an "established securities market" during the sixty
(60) day period ending thirty (30) days after the Effective Date, or whether a significant portion of the Claims in Classes 5, 6 and 7 are so traded. Pursuant to Treasury Regulations, an "established securities market" need not be a formal market. It is sufficient that the notes appear on a system of general circulation (including a computer listing disseminated to subscribing brokers, dealers or traders) that provides a reasonable basis to determine fair market value by disseminating either recent price quotations or actual prices of recent sales transactions, or that price quotations for such notes are readily available from dealers, brokers or traders.

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   The Proponents anticipate that the Long Term Notes and QUIDS Notes will be traded on an established securities market, and that the "issue price" of such notes will therefore be their fair market value. If the QUIDS Notes are not traded on an established securities market, the issue price of such notes would be the fair market value of the QUIDS. If the Long Term Notes are not traded on an established securities market, but a significant portion of the Claims exchanged for such notes are so traded, the issue price would be the fair market value of such Claims. Otherwise, the issue price of the Long-Term Notes traded will be their stated principal amount if, as the Proponents expect, the stated interest rate is greater than the applicable federal rate for obligations of similar maturity in effect on the Confirmation Date.

   In general, each holder of a Long-Term Note and a QUIDS Note will be required to include in its gross income as interest for federal income tax purposes any OID that accrues while the holder held the note (including the day the note is acquired but excluding the day it is disposed of). Any OID will accrue over the term of the Long-Term Note and the QUIDS Note based on the constant interest method (with the amount of OID attributable to each accrual period allocated ratably to each day in such period). Accordingly, each holder of a Long-Term Note and a QUIDS Note issued with OID generally will be required to include amounts in gross income in advance of the payment of cash in respect of such income. A holder's tax basis in a Long-Term Note or a QUIDS Note will be increased by the amount of any OID included in its gross income and reduced by any cash received (other than payments of qualified stated interest) made with respect to such note.

   With respect to holders of Disputed Claims allowed after the Effective Date, any note received generally will have been outstanding since the Effective Date. However, in the event the Long-Term Notes deposited in the escrow(s) are insufficient to make the required distributions, additional Long-Term Notes will be issued. Such Long-Term Notes may have a different issue price and yield to maturity for federal income tax purposes than the Long-Term Notes issued on the Effective Date and thus may not be fungible with the Long-Term Notes issued on the Effective Date. Holders of Disputed Claims should consider their federal income tax consequences accordingly.

   b. Applicable High Yield Discount Obligations (AHYDOs).

   Certain debt obligations that are issued with substantial OID and have a maturity of over five years are treated as AHYDOs within the meaning of the Tax Code. With respect to such obligations, a portion of a corporate holder's income with respect to such accrued OID equal to the portion, if any, for which the issuer is disallowed a deduction (see Section XII.B.2, "Consequences to the Debtor and the Parent--Consequences of Long-Term Notes," above) will be treated as a dividend for purposes of the dividends-received-deduction to the extent the issuer has sufficient earnings and profits such that a similar such distribution in respect of stock would have been treated as a dividend for federal income tax purposes. Presumably, a corporate holder's entitlement to a dividends-received-deduction is subject to the normal holding period and taxable income requirements and other limitations applicable to the dividends-received-deduction.

   As discussed above (under "Consequences to the Debtor and the Parent"), it is not anticipated that the Long-Term Notes or the QUIDS Notes will be issued with significant OID and thus considered AHYDOs.

   c. Acquisition and Bond Premium.

   If a holder of a Claim has a tax basis in any of the Long-Term Notes or QUIDS Notes received that exceeds the issue price (or the "adjusted issue price" in the case of a Disputed Claim allowed subsequent to the Effective
Date) of such note, but is less than or equal to the sum of all remaining amounts payable under such note (other than qualified stated interest), the amount of OID includable in the holder's gross income generally is reduced in each period in proportion to the percentage of the OID represented by the excess basis. Alternatively, if a holder treats all stated interest as OID, such holder may elect to recompute the OID accruals by treating its acquisition as a purchase at original issue and applying the constant yield method. Such an election may not be revoked without the consent of the IRS.

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   If a holder has a tax basis in any of the Long-Term Notes or QUIDS Notes received that exceeds the sum of all remaining amounts payable under the notes other than qualified stated interest (i.e., a "bond premium"), the holder will not include any of the OID in income. Moreover, a holder may elect to deduct any bond premium over the period from its acquisition of such note to the maturity date of such note (or, if it results in a smaller amount of amortizable bond premium, until an earlier call date), but not in excess of the stated interest. If such bond premium is amortized, the amount of stated interest on the Long-Term Note or QUIDS Note that must be included in the holder's gross income for each period ending on an interest payment date or at the maturity date, as the case may be, will (except as Treasury Regulations may otherwise provide) be reduced by the portion of bond premium allocable to such period based on the note's yield to maturity. The holder's tax basis in its Long-Term Note or QUIDS Note will be reduced by a like amount. If such an election to amortize bond premium is not made, a holder will receive a tax benefit from the premium only in computing such holder's gain or loss upon the sale or other taxable disposition of the note, or upon the full or partial payment of principal.

   An election to amortize bond premium will apply to amortizable bond premium on all notes and other bonds the interest on which is includable in the holder's gross income and that are held at, or acquired after, the beginning of the holder's taxable year as to which the election is made. The election may be revoked only with the consent of the IRS.

   d. Market Discount.

   Any holder of a Claim that has a tax basis in any of the Long-Term Notes received that is less than the issue price (or the "adjusted issue price" in the case of a Disputed Claim allowed subsequent to the Effective Date) of such note generally will be subject to the market discount rules of the Tax Code (unless such difference is less than a de minimis amount). In addition, as discussed below, a holder who acquired its Claim at a market discount and that receives its Long-Term Notes or QUIDS Notes as part of a tax-free exchange may be required to carryover to the notes received any accrued market discount with respect to its Claim to the extent not previously included in income.

   Under the market discount rules, a holder is required to treat any principal payment on, or any gain recognized on the sale, exchange, retirement or other disposition of, a Long-Term Note or QUIDS Note as ordinary income to the extent of the market discount that has not previously been included in income and is treated as having accrued on such note at the time of such payment or disposition. A holder could be required to defer the deduction of a portion of the interest expense on any indebtedness incurred or maintained to purchase or to carry a market discount note, unless an election is made to include all market discount in income as it accrues. Such an election would apply to all bonds acquired by the holder on or after the first day of the first taxable year to which such election applies, and may not be revoked without the consent of the IRS.

   Any market discount will be considered to accrue on a straight-line basis during the period from the date of acquisition of such Long-Term Notes or QUIDS Notes to the maturity date of the notes, unless the holder irrevocably elects to compute the accrual on a constant yield basis. This election can be made on a note-by-note basis.

   The Treasury Department is expected to promulgate regulations that will provide that any accrued market discount not treated as ordinary income upon a tax-free exchange of market discount bonds would carry over to the nonrecognition property received in the exchange. If such regulations are promulgated and applicable to the Plan (and, likely, even without the issuance of regulations), any holder of a Claim that constitutes a "security" for federal income tax purposes would carry over any accrued market discount incurred in respect of such Claim to the Long-Term Notes or QUIDS Notes received for such Claim pursuant to the Plan, except to the extent that gain is recognized in connection with the implementation of the Plan, such that any gain recognized by the holder upon a subsequent disposition of such debt also would be treated as ordinary income to the extent of any such accrued market discount not previously included in income.

D.  CONSEQUENCES TO HOLDERS OF CERTAIN PC BOND CLAIMS.

   Pursuant to the Plan, the Mortgage Backed PC Bonds (Class 4a) shall remain outstanding. As set forth in the Plan, there will be some modification to the terms of the indebtedness evidenced by the Mortgage Backed PC Bonds as the result of, among other things, a change in collateral with respect to the Mortgage Backed PC Bonds. However, the Proponents believe that such modifications, either viewed individually or taken as a whole, should not constitute a significant modification, as determined under applicable Treasury Regulations, with respect to any such series of bonds, and thus no holder of such bonds should be deemed to have exchanged their existing bonds for "new" bonds for federal income tax purposes.

   Accordingly, the Plan provides that, with respect to each series of Mortgaged Backed PC Bonds, the Issuer shall receive an opinion of nationally recognized bond counsel to the effect that the transactions set forth in the Plan with respect to such series of PC Bonds and the execution and delivery of any releases, amendments or other agreements in connection therewith, will not, in and of themselves, cause interest thereon to become includable in the gross income of the holders thereof for federal income tax purposes.

E.  CONSEQUENCES TO HOLDERS OF PREFERRED STOCK EQUITY INTERESTS.

   Holders of Preferred Stock Equity Interests (Class 13) will retain their Preferred Stock and will receive in Cash any dividends accrued through the last scheduled dividend payment date prior to the Effective Date.

   The Cash received by holders of Preferred Stock Equity Interests will be treated as a distribution for federal income tax purposes. Consequently, the cash received by the holders of Preferred Stock Equity Interests will be treated first as a taxable dividend to the extent of Reorganized Debtor's earnings and profits for the taxable year of the distribution and any accumulated earnings and profits (as determined for federal income tax purposes) and then as a tax-free return of capital to the extent of the holder's tax basis in its stock, with any excess treated as gain from the sale or exchange of the stock.

   A distribution to a corporate shareholder which is treated as a dividend for federal income tax purposes may qualify for the seventy percent (70%) dividends-received-deduction. Dividend income that is not subject to regular federal income tax as a consequence of the dividends-received-deduction may be subject to the federal alternative minimum tax. The dividends-received-deduction is only available if certain holding periods and taxable income requirements are satisfied. The length of time that a shareholder has held stock is reduced for any period during which the shareholder's risk of loss with respect to the stock is diminished by reason of the existence of certain options, contracts to sell, short sales, or similar transactions. The law is unclear whether there would also be excluded any period during which a holder can require, pursuant to the terms of the stock itself, the redemption of the stock. Also, to the extent that a corporation incurs indebtedness that is directly attributable to an investment in the stock on which the dividend is paid, all or a portion of the dividends-received-deduction may be disallowed. In addition, any dividend received by a corporation is subject to the "extraordinary distribution" provisions of the Tax Code.

F.  INFORMATION REPORTING AND WITHHOLDING.

   All distributions to holders of Allowed Claims and Equity Interests under the Plan are subject to any applicable withholding (including employment tax withholding). Under federal income tax law, interest, dividends and other reportable payments may, under certain circumstances, be subject to "backup withholding" at the then applicable rate (currently thirty percent (30%)). Backup withholding generally applies if the holder (a) fails to furnish its social security number or other taxpayer identification number ("TIN"), (b) furnishes an incorrect TIN, (c) fails properly to report interest or dividends, or (d) under certain circumstances, fails to provide a certified statement, signed under penalty of perjury, that the TIN provided is its correct number and that it is not subject to backup withholding. Backup withholding is not an additional tax but merely an advance payment, which may be refunded to the extent it results in an overpayment of tax. Certain Persons are exempt from backup withholding, including, in certain circumstances, corporations and financial institutions.

   THE FOREGOING SUMMARY HAS BEEN PROVIDED FOR INFORMATIONAL PURPOSES ONLY. ALL HOLDERS OF CLAIMS AND EQUITY INTERESTS ARE URGED TO CONSULT THEIR TAX ADVISORS CONCERNING THE FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES APPLICABLE UNDER THE PLAN.

       XIII.  ALTERNATIVES TO CONFIRMATION AND CONSUMMATION OF THE PLAN

   If the Plan is not confirmed and consummated, the Debtor's alternatives include (i) liquidation of the Debtor under chapter 7 of the Bankruptcy Code and (ii) the preparation and presentation of an alternative plan or plans of reorganization.

A.  LIQUIDATION UNDER CHAPTER 7.

   If no chapter 11 plan can be confirmed, the Chapter 11 Case may be converted to a case under chapter 7 of the Bankruptcy Code in which a trustee would be elected or appointed to liquidate the assets of the Debtor. A discussion of the effect that a chapter 7 liquidation would have on the recoveries of holders of Claims and Equity Interests is set forth in Section VII.C.4 of this Disclosure Statement. The Debtor believes that liquidation under chapter 7 would result in, among other things, (i) smaller distributions being made to creditors than those provided for in the Plan because of additional administrative expenses attendant to the appointment of a trustee and the trustee's employment of attorneys and other professionals, (ii) additional expenses and claims, some of which would be entitled to priority, which would be generated during the liquidation and from the rejection of leases and other executory contracts in connection with a cessation of the Debtor's operations and (iii) the failure to realize the greater going concern value of the Debtor's assets.

B.  ALTERNATIVE PLAN OF REORGANIZATION.

   If neither the Proponents' Plan nor the Commission's Plan is confirmed, the Debtor or any other party in interest could attempt to formulate a different plan. Such a plan might involve either a reorganization and continuation of the Debtor's business or an orderly liquidation of its assets. The Proponents have concluded that the Plan represents the best alternative to protect the interests of creditors and other parties in interest.

C.  LIQUIDATION UNDER CHAPTER 11.

   The Proponents believe that the Plan enables the Debtor to successfully and expeditiously emerge from chapter 11 and preserve its business, and allows creditors to realize the highest recoveries under the circumstances. In a liquidation under chapter 11 of the Bankruptcy Code, the assets of the Debtor would be sold in an orderly fashion, which could occur over a more extended period of time than in a liquidation under chapter 7 and a trustee need not be appointed. Accordingly, creditors may receive greater recoveries than in a chapter 7 liquidation. Although a chapter 11 liquidation may be preferable to a chapter 7 liquidation, the Proponents believe that a liquidation under chapter 11 is a much less attractive alternative to creditors because a greater return to creditors is provided for in the Plan.

                     XIV.  CONCLUSION AND RECOMMENDATION.

   The Proponents believe that confirmation and implementation of the Plan is preferable to any available alternative because it will provide the greatest recoveries to holders of Claims and Equity Interests, and other alternatives would involve significant delay, uncertainty and substantial additional administrative costs. The Proponents urge holders of impaired Claims and Equity Interests entitled to vote on the Proponents' Plan to accept the Proponents' Plan (and reject the Commission's Plan) and to evidence such acceptance by returning their Ballots so that they will be received no later than 5:00 p.m., Eastern Time, on August 12, 2002.

Dated: April 19, 2002.

                                          PACIFIC GAS AND ELECTRIC COMPANY

                                                    /S/  GORDON R. SMITH
                                          By: _______________________________
                                                    President and Chief
                                                     Executive Officer

                                          PG&E CORPORATION

                                                 /S/  ROBERT D. GLYNN, JR.
                                          By: _______________________________
                                                   Chairman of the Board,
                                                Chief Executive Officer and
                                                         President

APPROVED AS TO CONTENT AND FORM:

HOWARD, RICE, NEMEROVSKI, CANADY, FALK & RABKIN, A Professional Corporation

                               /S/  JAMES L. LOPES
By: _________________________________________________________________________
                               Attorneys for Debtor
                             and Debtor-in-Possession

WEIL, GOTSHAL & MANGES LLP

                             /S/  MICHAEL P. KESSLER
By: _________________________________________________________________________
                          Attorneys for PG&E Corporation

DEWEY BALLANTINE LLP

                                 /S/  ALAN GOVER
By: _________________________________________________________________________
                          Attorneys for PG&E Corporation

                            INDEX OF DEFINED TERMS

Term                                                              Section
----                                                              -------
1911 Act.................................................... Section VI.K.5.c.i
1976 Letter................................................. Exhibit G
1991 Settlement Agreement................................... Exhibit G
92A Bonds................................................... Section XI.A.1
92B Bonds................................................... Section XI.A.1
93A Bonds................................................... Section XI.A.1
93B Bonds................................................... Section XI.A.1
96B Bonds................................................... Section XI.A.1
96C Bonds................................................... Section XI.A.1
96D Bonds................................................... Section XI.A.1
96E Bonds................................................... Section XI.A.1
96F Bonds................................................... Section XI.A.1
96G Bonds................................................... Section XI.A.1
97A Bonds................................................... Section XI.A.1
97B Bonds................................................... Section XI.A.1
97C Bonds................................................... Section XI.A.1
97D Bonds................................................... Section XI.A.1
AB 1X....................................................... Section IV.B.5
AB X6....................................................... Section IV.B.1.a
AB1890...................................................... Section IV.B.1
Administrative Expense Claims............................... Plan
Affiliates.................................................. Plan
Aguayo Litigation........................................... Section VI.H.2
AHYDOs...................................................... Section XII.B.2
AJR 77...................................................... Section IV.B.3.d
Allowed Claims.............................................. Plan
Amended Support Agreement................................... Section V.B.16
APD......................................................... Section VI.F.2
ARA......................................................... Plan
Ballot...................................................... Plan
Bankruptcy Code............................................. Section I
Bankruptcy Court............................................ Section I
Bankruptcy Rules............................................ Plan
Banks....................................................... Section XI.A.3
Behr Complaint.............................................. Section IV.B.10
BFM......................................................... Section IV.A
BOE......................................................... Section X.B.4
Bond Loan................................................... Section XI.A.1
Bond Trustee................................................ Section XI.A.1
Business Day................................................ Plan
Calaska..................................................... Section VI.C.1
Calpine QFs................................................. Section V.B.15
Cash........................................................ Plan
Cause of Action............................................. Plan
CCSF........................................................ Section IV.B.10
CCSF Complaint.............................................. Section IV.B.10
CEC......................................................... Section III.C
CEQA........................................................ Section IV.B.1.a
Chapter 11 Case............................................. Plan
Chromium Litigation......................................... Plan
Chromium Litigation Claims.................................. Plan

Term                                                                    Section
----                                                                    -------
Claim.............................................................. Plan
Class 4e Stipulation............................................... Section V.B.19
Commercial Paper Claims............................................ Plan
Commission's Disclosure Statement.................................. Section I
Commission's Plan.................................................. Section I
Committee.......................................................... Section I
Committee Response................................................. Section VI.K.3
Common Stock....................................................... Plan
Common Stock Equity Interests...................................... Plan
Competing Plans.................................................... Section I
Confirmation Date.................................................. Plan
Confirmation Hearing............................................... Section I
Confirmation Order................................................. Plan
Convenience Claims................................................. Plan
CPA................................................................ Section IV.B.5
CPUC............................................................... Section I
CPUC Disclosure Statement.......................................... Section I
CPUC Plan.......................................................... Section I
Debtor............................................................. Section I
Debtor's Bankruptcy Schedules...................................... Plan
Debtor-in-Possession............................................... Plan
DEIR............................................................... Section IV.B.1.a
Disbursing Agent................................................... Plan
Disclosure Statement Order......................................... Section I
Disclosure Statement............................................... Section I
Disputed Claims.................................................... Plan
Distribution Record Date........................................... Plan
DPR................................................................ Section VI.D.4
DWR................................................................ Section IV.A
DWR Claims......................................................... Plan
DWR Contracts...................................................... Plan
Effective Date..................................................... Plan
Electric Index..................................................... Section VI.N.2.b
Environmental, Fire Suppression, Pending Litigation and Tort Claims Plan
Environmental Claims............................................... Plan
Environmental Order................................................ Section VI.M.18
Equity Interest.................................................... Plan
ESC................................................................ Section VI.J.3
ESP................................................................ Plan
ESP Claims......................................................... Plan
ETrans............................................................. Section I.B
ETrans Assets...................................................... Section VI.B.1
ETrans Business.................................................... Plan
Eureka............................................................. Plan
Excess Cash........................................................ Plan
Exchange Act....................................................... Section VI.E.2
February 7 Decision................................................ Section V.B.21
Federal Judgment Rate.............................................. Plan
FERC............................................................... Plan
Final Measurement Date............................................. Section VI.N.2.b
Final Order........................................................ Plan
Fire Suppression Claims............................................ Plan
First and Refunding Mortgage Bonds................................. Plan
Floating Rate Notes................................................ Plan
Floating Rate Note Claims.......................................... Plan

Term                                                   Section
----                                                   -------
Forbearance, Extension and Letter of Credit Fees.. Section VI.M.12
FPA............................................... Section IV.B.3.a
Franchises........................................ Section VI.K.4
Gen............................................... Section I.B
Gen Assets........................................ Section VI.D.1
Gen Business...................................... Plan
General Unsecured Claims.......................... Plan
Governmental Entity............................... Plan
GRC............................................... Section IV.B.9
Grizzly Agreement................................. Exhibit G
GTN............................................... Section VI.C.1
GTrans............................................ Section I.B
GTrans Assets..................................... Section VI.C.1
GTrans Business................................... Plan
IBEW.............................................. Section VI.J.3
Impaired.......................................... Plan
Indenture......................................... Section XI.A.1
Initial Calculation Date.......................... Plan
Initial Measurement Date.......................... Section VI.N.2.b
Interest Portion.................................. Section XI.A.3
Internal Restructurings........................... Section VI.A.1
IRS............................................... Plan
ISO............................................... Section III.B.1
ISO, PX and Generator Claims...................... Plan
Issuer............................................ Section XI.A.1
IUSO.............................................. Section VI.J.3
Joint and Several Filings......................... Exhibit G
kV................................................ Section III.B.1
LC Bank Agreement................................. Section VI.M.12
Letter of Credit Backed PC Bonds.................. Section XI.A.1
Letter of Credit Backed PC Bond Claims............ Plan
Letter of Credit Issuing Bank..................... Section XI.A.3
Letter of Credit Bank Claims...................... Plan
Letter of Credit.................................. Plan
License Conditions................................ Exhibit G
Liens............................................. Plan
Litigation Transfer Event......................... Plan
Loan Agreement.................................... Section XI.A.1
Long-Term Notes................................... Plan
Mandatory Redemption Date......................... Section VI.N.2.b
March 18 Order.................................... Section V.B.26
Master Ballot..................................... Plan
Master Separation Agreement....................... Section VI.F.3
Matured and Unpresented First and Refunding
  Mortgage Bonds.................................. Plan
MBIA.............................................. Section XI.A.4
MBIA Claims....................................... Plan
MBIA Insured PC Bonds............................. Section XI.A.1
MBIA Insured PC Bond Claims....................... Plan
MBIA Reimbursement Agreement...................... Section XI.A.4
Medium Term Notes................................. Plan
Medium Term Note Claims........................... Plan
Moody's........................................... Section IV.B.4.a
Mortgage Backed PC Bonds.......................... Section XI.A.1
Mortgage Backed PC Bond Claims.................... Plan

 Term                                                             Section
 ----                                                             -------
 Mortgage.................................................... Plan
 Mortgage Bonds.............................................. Section XI.A.2
 MVa......................................................... Section III.B.1
 MW.......................................................... Section III.B.1
 NCPA........................................................ Section V.B.22
 NCPA Objections............................................. Section V.B.22
 Newco....................................................... Section I.B
 New Money Notes............................................. Plan
 New Mortgage Bonds.......................................... Plan
 New Service Agreements...................................... Section VI.F.2
 NGA......................................................... Section VI.C.3
 Nominee..................................................... Section I.D.1
 NOI......................................................... Section IV.B.9
 NRC......................................................... Section I
 NRC Adverse Ruling.......................................... Exhibit G
 OEHHA....................................................... Section VI.H.2
 OID......................................................... Section XII.B.2
 Original Letter of Credit Fee............................... Section VI.M.12
 Other Priority Claims....................................... Plan
 Other Secured Claims........................................ Plan
 Pacific Gas Properties...................................... Section VI.C.1
 Palo Alto................................................... Section V.B.22
 Parent...................................................... Section I
 Parent Options.............................................. Section VI.J.5
 Parent Replacement Options.................................. Section VI.J.5
 PC Bond Documents........................................... Section XI.A.1
 PC Bond Insurance Policy.................................... Section XI.A.4
 PC Bonds.................................................... Section XI.A.1
 Pending Litigation Claims................................... Plan
 Person...................................................... Plan
 Petition Date............................................... Section I.B
 Plan........................................................ Section I
 Plans....................................................... Section I
 Plan Supplement............................................. Plan
 Post-Petition Interest...................................... Section II.A
 Preferred Stock............................................. Plan
 Preferred Stock Equity Interests............................ Plan
 Pricing Date................................................ Section VI.N.2.b
 Principal Portion........................................... Section XI.A.3
 Prior Bonds................................................. Section XI.A.1
 Prior Bond Claims........................................... Plan
 Prior Letter of Credit Issuing Bank......................... Section XI.A.5
 Prior Letter of Credit...................................... Section XI.A.5
 Prior Reimbursement Agreement............................... Section XI.A.5
 Priority Tax Claims......................................... Plan
 Professional Compensation and Reimbursement Claims.......... Plan
 Projection Period........................................... Section VII.C.3
 Proponents.................................................. Section I
 Proponents' Disclosure Statement............................ Section I
 Proponents' Plans........................................... Section I
 Punitive Damages............................................ Plan
 PUHCA....................................................... Section IV.B.10
 PUHCA Applicants............................................ Exhibit G

Term                                                                       Section
----                                                                       -------
PUHCA Application..................................................... Exhibit G
PX.................................................................... Section III.C
QFs................................................................... Section III.B.1
QUIDS Claims.......................................................... Plan
QUIDS Notes........................................................... Plan
Rate Recovery Litigation.............................................. Section IV.B.3
Registration Statement Participants................................... Section IX.B
Reimbursement Agreement............................................... Section XI.A.3
Reimbursement Obligation.............................................. Section XI.A.5
Reorganized Debtor.................................................... Plan
Reorganized Debtor Options............................................ Section VI.J.5
Reorganized Debtor Spin-Off........................................... Section VI.A.1
Revolving Line of Credit.............................................. Plan
Restructuring Transactions............................................ Section VI.A.1
Right................................................................. Section VI.E.2
RSP................................................................... Section IV.B.3.c
RTO................................................................... Section VI.B.3
SB 7X................................................................. Section IV.B.5
S&P................................................................... Section IV.B.4.a
SEC................................................................... Section I
Secured Claim......................................................... Plan
Secured Claims Relating to First and Refunding Mortgage Bonds......... Plan
Secured Claims Relating to Replaced First and Refunding Mortgage Bonds Plan
Securities............................................................ Section IX.A
Securities Act........................................................ Section VI.E.2
Sempra................................................................ Section V.B.17
Sempra Gas Agreements................................................. Section V.B.17
Senior Indebtedness................................................... Plan
Senior Notes.......................................................... Plan
Senior Note Claims.................................................... Plan
Settlement and Stanislaus Commitments................................. Exhibit G
Settlement and Support Agreement...................................... Plan
Settlement Order...................................................... Plan
Southern San Joaquin Valley Power Authority Agreement................. Plan
Southern San Joaquin Valley Power Authority Bond Claims............... Plan
Southern San Joaquin Valley Power Authority Bonds..................... Plan
Standard Pacific...................................................... Section VI.C.1
Stated Amount......................................................... Section XI.A.3
Supplemental Order Approving Disclosure Statement..................... Section I
Support Agreement..................................................... Plan
Support Termination Event............................................. Section V.B.16
Tax Code.............................................................. Section XII.A
Tax Matters Agreement................................................. Section VI.F.4
TCBA.................................................................. Section IV.B.1.c
TIN................................................................... Section XII.F
Tort Claims........................................................... Plan
TRA................................................................... Section IV.B.1.c
Transferred Properties................................................ Section X.B.4
Treasury PC Bonds..................................................... Plan
Treasury PC Bond Claims............................................... Plan
Trusts................................................................ Section VI.D.6.a
TSSA.................................................................. Section VI.F.2
Turn Accounting Order................................................. Section V.B.11

          Term                                           Section
          ----                                           -------
          TURN...................................... Section IV.B.3.a
          U.S. DOT.................................. Section VI.K.4
          Voting Agent.............................. Section I.D.1
          Voting Deadline........................... Section I.D.1
          Voting Record Date........................ Plan
          WAPA...................................... Exhibit G
          Workers' Compensation Claims.............. Plan
          Workers' Compensation Indemnity Agreements Plan
          WSCC...................................... Section IV.B.8

                     EXHIBIT A TO THE DISCLOSURE STATEMENT

                        UNITED STATES BANKRUPTCY COURT

                        NORTHERN DISTRICT OF CALIFORNIA

                            SAN FRANCISCO DIVISION

             In re                      Case No. 01 30923 DM
             PACIFIC GAS AND ELECTRIC   Chapter 11 Case
               COMPANY, a California
               corporation,
                      Debtor.
             Federal I.D. No.
             94-0742640

                            PLAN OF REORGANIZATION
                  UNDER CHAPTER 11 OF THE BANKRUPTCY CODE FOR
                       PACIFIC GAS AND ELECTRIC COMPANY
                             Dated April 19, 2002

             Counsel for the Debtor,    Counsel for PG&E
               Pacific Gas and          Corporation:
               Electric Company:        WEIL, GOTSHAL & MANGES LLP
             HOWARD, RICE, NEMEROVSKI,  767 Fifth Avenue
               CANADY, FALK & RABKIN,   New York, New York 10153
             A Professional Corporation (212) 310-8000
             Three Embarcadero Center,  DEWEY BALLANTINE LLP
             7th Floor                  Two Houston Center
             San Francisco, California  909 Fannin Street, Suite
             94111                      1100
             (415) 434-1600             Houston, Texas 77010
             Co-Counsel to PG&E         (713) 576-1500
               Corporation for
               Constitutional Law
               Matters:
             Professor Laurence Tribe
             Hauser Hall 420
             1575 Massachusetts Avenue
             Cambridge, Massachusetts
             02138
             (617) 495-4621

                               TABLE OF CONTENTS

                                                                                             Page
                                                                                             ----

  ARTICLE I DEFINITIONS AND CONSTRUCTION OF TERMS...........................................  A-1

        1.1 Definitions.....................................................................  A-1

        1.2 Interpretation; Application of Definitions and Rules of Construction............ A-20

 ARTICLE II TREATMENT OF ADMINISTRATIVE EXPENSE CLAIMS, PROFESSIONAL
              COMPENSATION AND REIMBURSEMENT CLAIMS, AND PRIORITY TAX
              CLAIMS........................................................................ A-20

        2.1 Administrative Expense Claims................................................... A-20

        2.2 Professional Compensation and Reimbursement Claims.............................. A-20

        2.3 Priority Tax Claims............................................................. A-20

ARTICLE III CLASSIFICATION OF CLAIMS AND EQUITY INTERESTS................................... A-21

 ARTICLE IV TREATMENT OF CLAIMS AND EQUITY INTERESTS........................................ A-22

        4.1 Payment of Interest............................................................. A-22

        4.2 Timing of Payments and Distributions............................................ A-22

        4.3 Class 1--Other Priority Claims.................................................. A-22

            (a)  Distributions.............................................................. A-22

            (b)  Impairment and Voting...................................................... A-23

        4.4 Class 2--Other Secured Claims................................................... A-23

            (a)  Distributions/Reinstatement of Claims...................................... A-23

            (b)  Impairment and Voting...................................................... A-23

        4.5 Class 3a--Secured Claims Relating to First and Refunding Mortgage Bonds......... A-23

            (a)  Allowance.................................................................. A-23

            (b)  Distributions.............................................................. A-23

            (c)  Liens...................................................................... A-23

            (d)  Impairment and Voting...................................................... A-23

        4.6 Class 3b--Secured Claims Relating to Replaced First and Refunding Mortgage Bonds A-23

            (a)  Allowance.................................................................. A-23

            (b)  Distributions.............................................................. A-23

            (c)  Liens...................................................................... A-23

            (d)  Impairment and Voting...................................................... A-24

        4.7 Class 4a--Mortgage Backed PC Bond Claims........................................ A-24

            (a)  Allowance.................................................................. A-24

            (b)  Distributions.............................................................. A-24

            (c)  Impairment and Voting...................................................... A-24

        4.8 Class 4b--MBIA Insured PC Bond Claims........................................... A-24

            (a)  Allowance.................................................................. A-24

            (b)  Distributions.............................................................. A-25

            (c)  Impairment and Voting...................................................... A-25

                                                                                             Page
                                                                                             ----

 4.9 Class 4c--MBIA Claims.................................................................. A-25

     (a)  Allowance......................................................................... A-25

     (b)  Distributions..................................................................... A-25

     (c)  Impairment and Voting............................................................. A-26

4.10 Class 4d--Letter of Credit Backed PC Bond Claims....................................... A-26

     (a)  Allowance......................................................................... A-26

     (b)  Distributions..................................................................... A-26

     (c)  Impairment and Voting............................................................. A-27

4.11 Class 4e--Letter of Credit Bank Claims................................................. A-27

     (a)  Allowance......................................................................... A-27

     (b)  Distributions..................................................................... A-27

     (c)  Impairment and Voting............................................................. A-30

4.12 Class 4f--Prior Bond Claims............................................................ A-30

     (a)  Allowance......................................................................... A-30

     (b)  Distributions..................................................................... A-30

     (c)  Impairment and Voting............................................................. A-31

4.13 Class 4g--Treasury PC Bond Claims...................................................... A-31

     (a)  Allowance......................................................................... A-31

     (b)  Distributions..................................................................... A-31

     (c)  Impairment and Voting............................................................. A-32

4.14 Class 5--General Unsecured Claims...................................................... A-32

     (a)  Distributions..................................................................... A-32

     (b)  Impairment and Voting............................................................. A-32

4.15 Class 6--ISO, PX and Generator Claims.................................................. A-32

     (a)  Distributions..................................................................... A-32

     (b)  Impairment and Voting............................................................. A-33

4.16 Class 7--ESP Claims.................................................................... A-33

     (a)  Distributions..................................................................... A-33

     (b)  Impairment and Voting............................................................. A-33

4.17 Class 8--Environmental, Fire Suppression, Pending Litigation and Tort Claims........... A-33

     (a)  Distributions..................................................................... A-33

     (b)  Liquidation of Environmental, Fire Suppression, Pending Litigation and Tort Claims A-33

     (c)  Impairment and Voting............................................................. A-34

4.18 Class 9--[Intentionally Blank]......................................................... A-34

4.19 Class 10--Convenience Claims........................................................... A-34

     (a)  Distributions..................................................................... A-34

     (b)  Impairment and Voting............................................................. A-34

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      4.20 Class 11--QUIDS Claims...................................................... A-35

           (a)  Allowance.............................................................. A-35

           (b)  Distributions.......................................................... A-35

           (c)  Impairment and Voting.................................................. A-35

      4.21 Class 12--Workers' Compensation Claims...................................... A-35

           (a)  Distributions.......................................................... A-35

           (b)  Impairment and Voting.................................................. A-35

      4.22 Class 13--Preferred Stock Equity Interests.................................. A-35

           (a)  Treatment.............................................................. A-35

           (b)  Impairment and Voting.................................................. A-35

      4.23 Class 14--Common Stock Equity Interests..................................... A-35

           (a)  Treatment.............................................................. A-35

           (b)  Impairment and Voting.................................................. A-35

      4.24 Allocation of Long-Term Notes............................................... A-35

      4.25 Tax Treatment............................................................... A-36

 ARTICLE V PROVISIONS REGARDING VOTING AND DISTRIBUTIONS UNDER THE PLAN
             AND TREATMENT OF DISPUTED, CONTINGENT AND UNLIQUIDATED
             ADMINISTRATIVE EXPENSE CLAIMS, CLAIMS AND EQUITY INTERESTS................ A-36

       5.1 Voting of Claims and Equity Interests....................................... A-36

       5.2 Elimination of Vacant Classes............................................... A-36

       5.3 Nonconsensual Confirmation.................................................. A-36

       5.4 Method of Distributions under the Plan...................................... A-36

           (a)  Disbursing Agent....................................................... A-36

           (b)  Distributions to Holders as of the Distribution Record Date............ A-36

           (c)  Distributions of Cash.................................................. A-37

           (d)  Timing of Distributions................................................ A-37

           (e)  Allocation of Plan Distributions....................................... A-37

           (f)  Minimum Distributions.................................................. A-37

           (g)  Unclaimed Distributions................................................ A-37

           (h)  Escrow for Disputed Claims............................................. A-37

       5.5 Objections to and Resolution of Administrative Expense Claims and Claims.... A-38

       5.6 Payment of Trustees', Issuer's and Certain Bank Fees........................ A-38

       5.7 Cancellation of Existing Securities and Agreements.......................... A-39

ARTICLE VI EXECUTORY CONTRACTS AND UNEXPIRED LEASES.................................... A-39

       6.1 Assumption, Assignment and/or Rejection of Executory Contracts and Unexpired
             Leases.................................................................... A-39

           (a)  Assumption of Executory Contracts and Unexpired Leases................. A-39

           (b)  Assumption and Assignment of Executory Contracts and Unexpired Leases.. A-40

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                                                                                              ----
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        6.2 Schedules of Rejected Executory Contracts and Unexpired Leases; Inclusiveness.... A-40

        6.3 Approval of Assumption, Assumption and Assignment or Rejection of Executory
              Contracts and Unexpired Leases................................................. A-40

        6.4 Cure of Defaults................................................................. A-40

        6.5 Bar Date for Filing Proofs of Claim Relating to Executory Contracts and Unexpired
              Leases Rejected Pursuant to the Plan........................................... A-40

        6.6 Assumed Indemnification Obligations.............................................. A-41

        6.7 Compensation and Benefit Programs................................................ A-41

        6.8 Retiree Benefits................................................................. A-41

        6.9 Settlement and Stanislaus Commitments............................................ A-41

ARTICLE VII IMPLEMENTATION OF THE PLAN....................................................... A-42

        7.1 Restructuring of the Electric Transmission Business.............................. A-42

            (a)  Transfer of ETrans Assets................................................... A-42

            (b)  Assumed ETrans Liabilities.................................................. A-42

            (c)  Etrans Long-Term Notes...................................................... A-42

            (d)  New Money Notes............................................................. A-42

            (e)  Cash Payment................................................................ A-42

            (f)  Continuing Services Agreements.............................................. A-42

            (g)  Service and Maintenance Agreement........................................... A-42

            (h)  RTO......................................................................... A-42

            (i)  Boards of Control........................................................... A-43

            (j)  Officers.................................................................... A-43

            (k)  Regulatory Approvals........................................................ A-43

        7.2 Restructuring of the Gas Transmission Business................................... A-43

            (a)  Transfer of GTrans Assets................................................... A-43

            (b)  Assumed GTrans Liabilities.................................................. A-44

            (c)  GTrans Long-Term Notes...................................................... A-44

            (d)  New Money Notes............................................................. A-44

            (e)  Cash Payment................................................................ A-44

            (f)  Transportation and Storage Services Agreement............................... A-44

            (g)  Boards of Control........................................................... A-44

            (h)  Officers.................................................................... A-44

            (i)  Regulatory Approvals........................................................ A-45

        7.3 Restructuring of the Electric Generation Business................................ A-45

            (a)  Transfer of Gen Assets...................................................... A-45

            (b)  Assumed Gen Liabilities..................................................... A-45

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     (c)  Gen Long-Term Notes and QUIDS Notes..................................... A-45

     (d)  New Money Notes......................................................... A-46

     (e)  Cash Payment............................................................ A-46

     (f)  Reorganized Debtor Power Sales Agreement................................ A-46

     (g)  Land Associated with the Hydroelectric Business......................... A-46

     (h)  Boards of Control....................................................... A-47

     (i)  Officers................................................................ A-47

     (j)  Regulatory Approvals.................................................... A-47

 7.4 Newco........................................................................ A-47

     (a)  Transfer of Assets...................................................... A-47

     (b)  Assumption of Liabilities............................................... A-48

     (c)  Board of Directors...................................................... A-48

     (d)  Officers................................................................ A-48

 7.5 Reorganized Debtor........................................................... A-48

     (a)  Dividend of Newco Common Stock to the Parent............................ A-48

     (b)  New Money Notes......................................................... A-48

     (c)  Transfer of Long-Term Notes and QUIDS Notes to Holders of Allowed Claims A-48

     (d)  NOP..................................................................... A-48

     (e)  Retention and Transfer of Rate Recovery Litigation Claims............... A-49

     (f)  BFM Contract Seizure Litigation......................................... A-49

     (g)  Claims Against the State................................................ A-49

     (h)  Separation and Support Services Agreements.............................. A-49

     (i)  Board of Directors...................................................... A-49

     (j)  Officers................................................................ A-50

     (k)  Articles of Incorporation and Bylaws.................................... A-50

     (l)  Reorganized Debtor Spin-Off............................................. A-50

     (m)  Regulatory Issues....................................................... A-50

 7.6 Parent....................................................................... A-51

     (a)  Parent Dividend......................................................... A-51

     (b)  Regulatory Approvals.................................................... A-51

 7.7 Working Capital Facilities................................................... A-51

 7.8 Regulatory Issues............................................................ A-52

 7.9 Issuance of New Securities................................................... A-52

7.10 Fractional Securities........................................................ A-52

7.11 Additional Entities.......................................................... A-52

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       ARTICLE VIII CONFIRMATION AND EFFECTIVENESS OF THE PLAN..... A-52

                8.1 Conditions Precedent to Confirmation........... A-52

                8.2 Conditions Precedent to Effectiveness.......... A-53

                8.3 Effect of Failure of Conditions................ A-53

                8.4 Waiver of Conditions........................... A-54

         ARTICLE IX EFFECT OF CONFIRMATION OF PLAN................. A-54

                9.1 Term of Bankruptcy Injunction or Stays......... A-54

                9.2 Revesting of Assets............................ A-54

                9.3 Operations Following Effective Date............ A-54

                9.4 Claims Extinguished............................ A-54

                9.5 Discharge of Debtor............................ A-54

                9.6 Injunction..................................... A-54

          ARTICLE X RETENTION OF JURISDICTION...................... A-55

         ARTICLE XI MISCELLANEOUS PROVISIONS....................... A-56

               11.1 Effectuating Documents and Further Transactions A-56

               11.2 Assurances Regarding Debt Securities........... A-56

               11.3 Corporate Action............................... A-56

               11.4 Exemption from Transfer Taxes.................. A-56

               11.5 Releases by Debtor............................. A-56

               11.6 Limited Release by Releasees................... A-57

               11.7 Exculpation.................................... A-57

               11.8 Termination of Committee....................... A-57

               11.9 Fees and Expenses.............................. A-57

              11.10 Payment of Statutory Fees...................... A-58

              11.11 Amendment or Modification of the Plan.......... A-58

              11.12 Severability................................... A-58

              11.13 Revocation or Withdrawal of the Plan........... A-58

              11.14 Binding Effect................................. A-59

              11.15 Notices........................................ A-59

              11.16 Governing Law.................................. A-60

              11.17 Withholding and Reporting Requirements......... A-60

              11.18 Preservation of Certain Claims................. A-60

              11.19 Plan Supplement................................ A-60

              11.20 Exhibits/Schedules............................. A-60

              11.21 Subrogation Rights............................. A-61

   Pacific Gas and Electric Company, a California corporation (the "Debtor"), together with the Debtor's parent company, PG&E Corporation, a California corporation (the "Parent" or "PGE Corporation"), jointly propose the following plan of reorganization for the Debtor under section 1121(a) of the Bankruptcy
Code:

                                   ARTICLE I

                     DEFINITIONS AND CONSTRUCTION OF TERMS

   1.1 Definitions. As used herein, the following terms have the respective meanings specified below:

   1976 Letter has the meaning set forth in Section 6.9 hereof.

   1991 Settlement Agreement has the meaning set forth in Section 6.9 hereof.

   92A Bonds means those certain California Pollution Control Financing Authority, 6 5/8% Pollution Control Revenue Bonds (Pacific Gas and Electric Company) 1992 Series A issued by the Issuer in the aggregate principal amount of $35,000,000.

   92B Bonds means those certain California Pollution Control Financing Authority, 6.35% Pollution Control Revenue Bonds (Pacific Gas and Electric Company) 1992 Series B issued by the Issuer in the aggregate principal amount of $50,000,000.

   93A Bonds means those certain California Pollution Control Financing Authority, 5 7/8% Pollution Control Revenue Bonds (Pacific Gas and Electric Company) 1993 Series A issued by the Issuer in the aggregate principal amount of $60,000,000.

   93B Bonds means those certain California Pollution Control Financing Authority, 5.85% Pollution Control Revenue Bonds (Pacific Gas and Electric Company) 1993 Series B issued by the Issuer in the aggregate principal amount of $200,000,000.

   96B Bonds means those certain California Pollution Control Financing Authority, Pollution Control Refunding Revenue Bonds (Pacific Gas and Electric Company) 1996 Series B issued by the Issuer in the aggregate principal amount of $160,000,000.

   96C Bonds means those certain California Pollution Control Financing Authority, Pollution Control Refunding Revenue Bonds (Pacific Gas and Electric Company) 1996 Series C issued by the Issuer in the aggregate principal amount of $200,000,000.

   96D Bonds means those certain California Pollution Control Financing Authority, Pollution Control Refunding Revenue Bonds (Pacific Gas and Electric Company) 1996 Series D issued by the Issuer in the aggregate principal amount of $100,000,000.

   96E Bonds means those certain California Pollution Control Financing Authority, Pollution Control Refunding Revenue Bonds (Pacific Gas and Electric Company) 1996 Series E issued by the Issuer in the aggregate principal amount of $165,000,000.

   96F Bonds means those certain California Pollution Control Financing Authority, Pollution Control Refunding Revenue Bonds (Pacific Gas and Electric Company) 1996 Series F issued by the Issuer in the aggregate principal amount of $100,000,000.

   96G Bonds means those certain California Pollution Control Financing Authority, Pollution Control Refunding Revenue Bonds (Pacific Gas and Electric Company) 1996 Series G issued by the Issuer in the aggregate principal amount of $62,870,000.

   97A Bonds means those certain California Pollution Control Financing Authority, Pollution Control Refunding Revenue Bonds (Pacific Gas and Electric Company) 1997 Series A issued by the Issuer in the aggregate principal amount of $45,000,000.

   97B Bonds means those certain California Pollution Control Financing Authority, Pollution Control Refunding Revenue Bonds (Pacific Gas and Electric Company) 1997 Series B issued by the Issuer in the aggregate principal amount of $148,550,000.

   97C Bonds means those certain California Pollution Control Financing Authority, Pollution Control Refunding Revenue Bonds (Pacific Gas and Electric Company) 1997 Series C issued by the Issuer in the aggregate principal amount of $148,550,000.

   97D Bonds means those certain California Pollution Control Financing Authority, Pollution Control Refunding Revenue Bonds (Pacific Gas and Electric Company) 1997 Series D issued by the Issuer in the aggregate principal amount of $17,900,000.

   Administrative Expense Claims means all Claims against the Debtor constituting a cost or expense of administration of the Chapter 11 Case under sections 503(b) and 507(a)(1) of the Bankruptcy Code, including, without limitation, all actual and necessary costs and expenses of preserving the estate of the Debtor, all actual and necessary costs and expenses of operating the business of the Debtor-in-Possession, any indebtedness or obligations incurred or assumed by the Debtor-in-Possession in connection with the conduct of its business, all cure amounts owed in respect of executory contracts and unexpired leases assumed by the Debtor-in-Possession, all Professional Compensation and Reimbursement Claims, and any fees or charges assessed against the estate of the Debtor under section 1930 of chapter 123 of title 28 of the United States Code.

   Affiliate has the meaning set forth in section 101(2) of the Bankruptcy Code.

   Allowed means, with reference to any Claim against or Equity Interest in the Debtor, (a) any Claim which has been listed by the Debtor in the Debtor's Bankruptcy Schedules, as such Schedules may be amended by the Debtor from time to time in accordance with Bankruptcy Rule 1009, as liquidated in amount and not disputed or contingent, and for which no contrary proof of claim or objection to claim has been filed; (b) any Claim or Equity Interest allowed hereunder; (c) any Claim or Equity Interest which is not Disputed; (d) any Claim or Equity Interest that is compromised, settled or otherwise resolved pursuant to a Final Order of the Bankruptcy Court or under the Plan; or (e) any Claim or Equity Interest which, if Disputed, has been Allowed by Final Order; provided, however, that Claims allowed solely for the purpose of voting to accept or reject the Plan pursuant to an order of the Bankruptcy Court shall not be considered "Allowed Claims" hereunder. Unless otherwise specified herein or by order of the Bankruptcy Court, "Allowed Administrative Expense Claim" or "Allowed Claim" shall not, for any purpose under the Plan, include interest on such Administrative Expense Claim or Claim from and after the Petition Date.

   Assumed Corporate Indemnities means all obligations of the Debtor, pursuant to the Debtor's Articles of Incorporation or Bylaws, applicable state law or specific agreement, or any combination of the foregoing, to defend or indemnify, or to reimburse or limit the liability of, its present and any former officers, directors and/or employees who were officers, directors and/or employees, respectively, on or after the Petition Date, solely in their capacity as officers, directors and/or employees, against or with respect to any Claims or obligations.

   Assumed Indemnification Claims means all Claims against the Debtor, if any, as to which the claimant asserts rights based only upon the Assumed Corporate Indemnities.

   Available Balance Sheet means the most recent month-end closing balance sheet preceding the date of the preliminary prospectuses that are used on the "road shows" for the New Money Notes.

   Ballot means the form distributed to each holder of an Impaired Claim or Equity Interest on which such holder shall indicate acceptance or rejection of the Plan.

   Bank means, with respect to each Reimbursement Agreement, those certain banking or other financial institutions that are signatories thereto (other than the Letter of Credit Issuing Bank) and their respective successors and assigns.

   Bankruptcy Code means title 11 of the United States Code, as amended from time to time.

   Bankruptcy Court means the United States Bankruptcy Court for the Northern District of California (San Francisco Division) having jurisdiction over the Chapter 11 Case and, to the extent of any reference under section 157 of title 28 of the United States Code, the unit of such District Court under section 151 of title 28 of the United States Code.

   Bankruptcy Rules means the Federal Rules of Bankruptcy Procedure as promulgated by the United States Supreme Court under section 2075 of title 28 of the United States Code, as amended from time to time, and any Local Rules of the Bankruptcy Court, as amended from time to time.

   BFM means the block forward market administered by the PX.

   BFM Contract Seizure Litigation means all Causes of Action of the Debtor arising from the seizure by the Governor of the State of California on or about February 5, 2001, of the Debtor's block forward market contracts for the delivery of specified quantities of electricity at specified prices and at specified times during 2001, including, but not limited to, (a) the claims set forth in the administrative claim filed by the Debtor with the California Victim Compensation Board on or about January 17, 2002 (Government Claim No. G513644), and (b) the claims set forth in the action filed by the Debtor against the State of California on or about July 16, 2001, in San Francisco Superior Court (Case No. 322921).

   Bond Loan means, with respect to each series of PC Bonds, the loan of the proceeds from the sale of such series of PC Bonds made by the Issuer to the Debtor pursuant to the terms of the respective Loan Agreement.

   Bond Trustee means, with respect to the PC Bonds, Bankers Trust Company, a state banking corporation organized under the laws of the State of New York, as trustee, or U.S. Bank, N.A., as trustee, under the Indentures pursuant to which the PC Bonds were issued, as applicable, and their successors and assigns or any successor trustee under such Indentures appointed in accordance with the terms thereof.

   Book Cash Balance means the Debtor's cash balance, including cash in short-term investments and bank accounts, based on the Available Balance Sheet.

   Business Day means any day other than a Saturday, a Sunday or any other day on which commercial banks in San Francisco, California, or New York, New York, are required or authorized to close by law or executive order.

   Calaska means Calaska Energy Company, a wholly-owned subsidiary of the Debtor.

   Cash means legal tender of the United States of America.

   Cause of Action means, without limitation, any and all actions, causes of action, liabilities, obligations, rights, suits, damages, judgments, claims and demands whatsoever, whether known or unknown, existing or hereafter arising, in law, equity or otherwise, based in whole or in part upon any act or omission or other event occurring prior to the Petition Date or during the course of the Chapter 11 Case, including through the Effective Date.

   Chapter 11 Case means the case under chapter 11 of the Bankruptcy Code commenced by the Debtor in the Bankruptcy Court on April 6, 2001, and filed under chapter 11 Case No. 01-30923 DM.

   Chromium Litigation means Causes of Action against the Debtor relating to alleged chromium contamination, including, but not limited to, the following sixteen (16) civil actions pending in California courts: (a) Aguayo v. Pacific Gas and Electric Company, filed March 15, 1995, in Los Angeles County Superior Court; (b) Aguilar v. Pacific Gas and Electric Company, filed October 4, 1996, in Los Angeles County Superior Court; (c) Acosta, et al. v. Betz Laboratories, Inc., et al., filed November 27, 1996, in Los Angeles County Superior Court;
(d) Adams v. Pacific Gas and Electric Company and Betz Chemical Company, filed July 25, 2000, in Los Angeles County Superior Court; (e) Baldonado v. Pacific Gas and Electric Company, filed October 25, 2000, in Los Angeles County Superior Court; (f) Gale v. Pacific Gas and Electric Company, filed January 30, 2001, in Los Angeles County Superior Court; (g) Monice v. Pacific Gas & Electric Company, filed March 15, 2001, in San Bernardino County Superior Court; (h) Fordyce v. Pacific Gas and Electric Company, filed March 16, 2001, in San Bernardino Superior Court; (i) Puckett v. Pacific Gas & Electric Company, filed March 30, 2001, in Los Angeles County Superior Court; (j) Alderson, et al. v. PG&E Corporation, Pacific Gas and Electric Company, Betz Chemical Company, et al., filed April 11, 2001, in Los Angeles County Superior Court; (k) Bowers, et al. v. Pacific Gas and Electric Company, et al., filed April 20, 2001, in Los Angeles County Superior Court; (l) Boyd, et al. v. Pacific Gas and Electric Company, et al., filed May 2, 2001, in Los Angeles County Superior Court; (m) Martinez, et al. v. Pacific Gas and Electric Company, filed June 29, 2001, in Los Angeles County Superior Court; (n) Kearney
v. Pacific Gas and Electric Company, filed November 15, 2001, in Los Angeles County Superior Court; (o) Miller v. Pacific Gas and Electric Company, filed November 21, 2001, in Los Angeles County Superior Court; and (p) Lytle v. Pacific Gas and Electric Company, filed March 22, 2002, in Yolo County Superior Court.

   Chromium Litigation Claims means all Claims against the Debtor arising from the Chromium Litigation for damages or other obligations, including Punitive Damages; provided, however, that Chromium Litigation Claims shall not include
(a) any Claims settled, liquidated or determined by a Final Order or a binding award, agreement or settlement prior to the Petition Date for amounts payable by the Debtor for damages or other obligations in a fixed dollar amount payable in a lump sum or by a series of payments (which Claims are classified as General Unsecured Claims), (b) Environmental Claims, (c) Fire Suppression Claims, or (d) Pending Litigation Claims.

   Claim has the meaning set forth in section 101(5) of the Bankruptcy Code; provided, however, that any claim based on allocations under CPUC Electric Rule 20, Section A, relating to undergrounding of electric distribution facilities, shall not be a Claim for purposes of this Plan and shall pass through the Plan unaffected.

   Claims Against the State means any Cause of Action of the Debtor against the State of California or any agency or subdivision thereof resulting from actions of the State of California and the CPUC relating to the recovery of transition costs and the failure to conclude timely that the conditions for ending the rate freeze had been satisfied.

   Class means a category of holders of Claims against or Equity Interests in the Debtor as set forth in Articles III and IV of the Plan.

   Clerk means the clerk of the Bankruptcy Court.

   Collateral means any property or interest in property of the estate of the Debtor subject to a Lien to secure the payment or performance of a Claim, which Lien is not subject to avoidance or otherwise invalid under the Bankruptcy Code or applicable state law.

   Commercial Paper means short-term promissory notes of the Debtor bearing various interest rates based on the three (3) month London Interbank Offered Rate and issued under commercial paper dealer agreements between the Debtor and
(a) Goldman Sachs & Co., dated May 30, 1997, (b) Bank of America, N.A., dated February 7, 1985, (c) Salomon Smith Barney, Inc., dated November 10, 2000 and
(d) Merrill Lynch, Pierce Fenner & Smith (oral agreement).

   Commercial Paper Claims means all Claims against the Debtor arising from Commercial Paper.

   Committee means the official Committee of Unsecured Creditors appointed in the Chapter 11 Case by the United States Trustee pursuant to section 1102 of the Bankruptcy Code, as reconstituted from time to time. As of the date hereof, the Committee is comprised of Reliant Energy, Inc., Dynegy Power Marketing, Inc., P-E Berkeley, Inc., GWF Power Systems Company, Inc., Bank of America, N.A., Morgan Guaranty, Merrill Lynch, Davey Tree Expert Co., the City of Palo Alto, California, the State of Tennessee and Pacific Investment Management Company LLC.

   Common Stock and Reorganized Debtor Common Stock means shares of the Debtor's common stock, par value $5.00 per share.

   Common Stock Equity Interests means any right relating to the three hundred twenty-six million, nine hundred twenty-six thousand, six hundred sixty-seven (326,926,667) issued and outstanding shares of Common Stock as of the date hereof, all of which are held directly or indirectly by the Parent.

   Confirmation Date means the date on which the Clerk of the Bankruptcy Court enters the Confirmation Order on the docket.

   Confirmation Hearing means the hearing held by the Bankruptcy Court to consider confirmation of the Plan pursuant to section 1128 of the Bankruptcy Code, as such hearing may be adjourned or continued from time to time.

   Confirmation Order means the order of the Bankruptcy Court confirming the Plan pursuant to section 1129 of the Bankruptcy Code.

   Convenience Claims means all Claims against the Debtor by a vendor, supplier or service provider or arising from the rejection of executory contracts and unexpired leases as defined in section 365 of the Bankruptcy Code (a) in the Allowed amount of $100,000 or less or (b) consensually reduced to an Allowed amount of $100,000 by the holder of the Claim.

   CPUC means the California Public Utilities Commission.

   CPU Code means the California Public Utilities Code.

   Debtor has the meaning set forth in the introduction to the Plan.

   Debtor-in-Possession means the Debtor in its capacity as debtor-in-possession in the Chapter 11 Case pursuant to sections 1101, 1107(a) and 1108 of the Bankruptcy Code.

   Debtor's Articles of Incorporation means the Restated Articles of Incorporation of the Debtor, effective as of May 6, 1998.

   Debtor's Bankruptcy Schedules means the schedules of assets and liabilities, schedule of current income and expenditures, schedule of executory contracts and unexpired leases, and statement of financial affairs filed in this Chapter 11 Case by the Debtor pursuant to section 521 of the Bankruptcy Code and Bankruptcy Rule 1007, as amended from time to time.

   Debtor's Bylaws means the Bylaws of the Debtor, as amended as of February 21, 2001.

   Diablo Canyon means the Diablo Canyon Nuclear Power Plant.

   Disbursing Agent means any Entity in its capacity as a disbursing agent under Section 5.4 hereof.

   Disclosure Statement means the Disclosure Statement for the Plan of Reorganization Under Chapter 11 of the Bankruptcy Code for Pacific Gas and Electric Company, proposed by the Proponents, dated April 19, 2002, including, without limitation, the Plan Supplement, all exhibits, supplements, appendices and schedules thereto, as approved on April 24, 2002 by the Bankruptcy Court pursuant to the Disclosure Statement Order and all notifications thereto.

   Disclosure Statement Order means the order of the Bankruptcy Court entered pursuant to section 1125 of the Bankruptcy Code approving the Disclosure Statement.

   Disputed means (a) with reference to any Claim against the Debtor, proof of which was timely and properly filed, or in the case of an Administrative Expense Claim, any Administrative Expense Claim or Claim as to which the Debtor has interposed a timely objection and/or request for estimation in accordance with section 502(c) of the Bankruptcy Code and/or Bankruptcy Rule 3018, which objection and/or request for estimation has not been withdrawn or determined by a Final Order, and (b) any Claim against the Debtor, proof of which was required to be filed by order of the Bankruptcy Court or pursuant to applicable law, but as to which a proof of claim was not timely or properly filed. A Claim that is Disputed by the Debtor as to its amount only shall be deemed Allowed in the amount the Debtor admits owing, if any, and Disputed as to the excess.

   Disputed Claim Amount means the disputed portion of the amount set forth in the proof of claim relating to a Disputed Claim or, if an amount is estimated in respect of a Disputed Claim in accordance with section 502(c) of the Bankruptcy Code and/or Bankruptcy Rule 3018, the amount so estimated pursuant to an order of the Bankruptcy Court.

   Distribution Record Date means the close of business two (2) Business Days prior to the Effective Date.

   DPR has the meaning set forth in Section 7.3(g) hereof.

   DWR means the California Department of Water Resources.

   DWR Claims means all Claims against the Debtor arising from the DWR Comprehensive Agreement maturing in 2001 through 2008.

   DWR Comprehensive Agreement means the Agreement between the Debtor and the DWR, effective April 22, 1982, relating to the terms of certain transmission services provided to the DWR, together with all amendments, modifications, renewals, substitutions and replacements thereof.

   DWR Contracts means the contracts entered into by the DWR for the purchase of electric power pursuant to California Assembly Bill No. 1.

   Effective Date means the second Business Day after the date on which the conditions specified in Section 8.2 hereof have been satisfied or waived by the Proponents, or, if the pricing of the New Money Notes of ETrans, GTrans and Gen provided for under Section 8.2(h) occurs after 4:30 p.m. Eastern Time on any Business Day and such condition is the last condition to be satisfied, the third (3rd) Business Day after such pricing date.

   Entity has the meaning set forth in section 101(15) of the Bankruptcy Code.

   Environmental, Fire Suppression, Pending Litigation and Tort Claims means all Environmental Claims, Fire Suppression Claims, Pending Litigation Claims and Tort Claims.

   Environmental Claims means all Claims against the Debtor arising from (i) any accusation, allegation, notice of violation, action, claim, environmental Lien, demand, abatement or other order, restriction or direction (conditional or otherwise) by any Governmental Entity or any other Person for personal injury (including, but not limited to, sickness, disease or death), tangible or intangible property damage, Punitive Damages, damage to the environment, nuisance, pollution, contamination or other adverse effect on the environment or costs (to the extent recoverable under applicable non-bankruptcy law) of any Governmental Entity related thereto, in each case resulting from or based upon (a) the existence, or the continuation of the existence, of a release of (including, but not limited to, sudden or non-sudden accidental or non-accidental releases), or exposure to, any hazardous or deleterious material, substance, waste, pollutant or contaminant, odor or audible noise in, into or onto the environment (including, but not limited to, the air, soil, surface water or groundwater) at, in, by, from or related to any property (including any vessels or facilities of the Debtor) presently or formerly owned, operated or leased by the Debtor or any activities or operations thereof, (b) the transportation, storage, treatment or disposal of any hazardous or deleterious material, substance, waste, pollutant or contaminant in connection with any property presently or formerly owned, operated or leased by the Debtor or its operations or facilities, or (c) the violation or alleged violation, of any environmental law, order or environmental permit or license of or from any Governmental Entity relating to environmental matters connected with any property presently or formerly owned, operated or leased by the Debtor (including, without limitation, any FERC license pertaining to any environmental matter, such as the Belden FERC License 2105 and the fish stocking requirements thereunder); and (ii) any claim for indemnification or contribution (whether based on contract, statute or common law) against the Debtor by any third party, where such indemnification or contribution claim of such third party is based on a claim against such third party that if asserted directly against the Debtor would be a claim included with the immediately preceding clause (i); provided, however, that Environmental Claims shall not include (i) any Claims fully settled, liquidated or determined by a Final Order or a binding award, agreement or settlement prior to the Petition Date for amounts payable by the Debtor for damages or other obligations in a fixed dollar amount payable in a lump sum or by a series of payments (which Claims are classified as General Unsecured Claims), (ii) Tort Claims, (iii) Fire Suppression Claims, or (iv) Pending Litigation Claims.

   Environmental Order has the meaning set forth in Section 4.17(b) hereof.

   Equity Interest means any share of Common Stock, Preferred Stock or other instrument evidencing an ownership interest in the Debtor, whether or not transferable, and any option, warrant or other right, contractual or otherwise, to acquire any such interest.

   ERISA means the Employee Retirement Income Security Act of 1974, as amended.

   ESP means energy service provider.

   ESP Claims means all Claims against the Debtor arising from PX energy credits payable by the Debtor to ESPs.

   ETrans means ETrans LLC, a California limited liability company and a wholly-owned subsidiary of Newco, or such other company name as the Debtor may deem appropriate for the limited liability company operating the ETrans Business.

   ETrans Assets has the meaning set forth in Section 7.1(a) hereof.

   ETrans Business means the Debtor's current electric transmission business.

   ETrans Liabilities has the meaning set forth in Section 7.1(b) hereof.

   ETrans Long-Term Notes means the long-term debt securities to be issued by ETrans, the terms of which are set forth on the Summary of Terms of Debt Securities.

   ETrans Membership Interests means the limited liability company membership interests of ETrans.

   ETrans New Money Notes has the meaning set forth in Section 7.1(d) hereof.

   Eureka means Eureka Energy Company, a wholly-owned subsidiary of the Debtor.

   Excess Cash means the positive amount (if any) by which the Book Cash Balance, less the sum of the POR Cash Requirements and Other Cash Requirements, exceeds $500 million.

   Exchange Act means the Securities Exchange Act of 1934, as amended.

   Federal Judgment Rate means the interest rate allowed pursuant to section 1961 of title 28 of the United States Code, as amended, as published by the Board of Governors of the Federal Reserve System for the calendar week that preceded the Petition Date.

   Fed.Rules Civ.Pro. means the Federal Rules of Civil Procedure.

   FERC means the Federal Energy Regulatory Commission.

   Final Order means an order or decree of the Bankruptcy Court, or any other court of competent jurisdiction, as to which the time to appeal, petition for certiorari, or move for reargument or rehearing has expired and as to which no appeal, petition for certiorari, or other proceedings for reargument or rehearing shall then be pending or as to which any right to appeal, petition for certiorari, reargue or rehear shall have been waived in writing in form and substance satisfactory to the Debtor or, in the event that an appeal, writ of certiorari or reargument or rehearing thereof has been sought, such order or decree of the Bankruptcy Court or other court of competent jurisdiction shall have been determined by the highest court to which such order or decree was appealed, or certiorari, reargument or rehearing shall have been denied and the time to take any further appeal, petition for certiorari or move for reargument or rehearing shall have expired; provided, however, that the possibility that a motion under Rule 59 or Rule 60 of the Fed.Rules Civ.Pro., or any analogous rule under the Bankruptcy Rules or applicable state court rules of civil procedure, may be filed with respect to such order or decree shall not prevent such order or decree from being a Final Order.

   Fire Suppression Claims means all Claims against the Debtor by any Governmental Entity for damages and costs resulting from a fire that may be recovered under either state or federal law, including, but not limited to, Claims for damages to property, the cost of restoring all property damaged as a result of the fire, the cost of compensating all other losses resulting from damage to property arising from a fire, and costs incurred in fighting a fire, including all investigative, administrative, accounting, collection and other costs; provided, however, that the foregoing "including, but not limited to" description of the types of damages and costs that are included in this definition are for illustrative purposes only and do not constitute an acknowledgment or admission by the Proponents that any such damages or costs are in fact recoverable under state or federal law.

   First and Refunding Mortgage Bonds means (a) 6.250% First and Refunding Mortgage Bonds Series 93C due August 1, 2003, (b) 6.25% First and Refunding Mortgage Bonds Series 93G due March 1, 2004, (c) 5.875% First and Refunding Mortgage Bonds Series 93E due October 1, 2005, (d) 6.250% First and Refunding Mortgage Bonds Series 81B due August 1, 2011, (e) 8.800% First and Refunding Mortgage Bonds Series 91A due May 1, 2024, (f) 8.375% First and Refunding Mortgage Bonds Series 92B due May 1, 2025, (g) 8.25% First and Refunding Mortgage Bonds Series 92D due November 1, 2022, (h) 7.25% First and Refunding Mortgage Bonds Series 93A due March 1, 2026, (i) 7.25% First and Refunding Mortgage Bonds Series 93D due August 1, 2026, (j) 6.75% First and Refunding Mortgage Bonds Series 93F due October 1, 2023, (k) 7.05% First and Refunding Mortgage Bonds Series 93F due October 1, 2023, and (l) 7.05% First and Refunding Mortgage Bonds Series 93H due March 1, 2024, each issued by the Debtor under the Mortgage, together with any Matured and Unpresented First and Refunding Mortgage Bonds, provided that the Debtor is not waiving any rights or claims it may have under applicable non-bankruptcy law against any holder of any Matured and Unpresented First and Refunding Mortgage Bond or any other party with respect thereto.

   Floating Rate Note Claims means all Claims against the Debtor arising from the Floating Rate Notes.

   Floating Rate Notes means the Floating Rate Notes due October 31, 2001, issued by the Debtor under an indenture by and between the Debtor and Wilmington Trust Company, as successor-in-interest to The Bank of

New York, dated September 1, 1987, together with all amendments, modifications, renewals, substitutions and replacements thereof.

   Forbearance, Extension and Letter of Credit Fees has the meaning set forth in Section 4.11(b)(v) hereof.

   FPA means the Federal Power Act of 1920, as amended.

   Gen means Electric Generation LLC, a California limited liability company and a wholly owned subsidiary of Newco, or such other company name as the Debtor may deem appropriate for the limited liability company operating the Gen Business.

   Gen Assets has the meaning set forth in Section 7.3(a) hereof.

   Gen Business means the Debtor's current electricity generation business.

   Gen Liabilities has the meaning set forth in Section 7.3(b) hereof.

   Gen Long-Term Notes means the long-term debt securities to be issued by Gen, the terms of which are set forth on the Summary of Terms of Debt Securities.

   Gen Membership Interests means the limited liability company membership interests of Gen.

   Gen New Money Notes has the meaning set forth in Section 7.3(d) hereof.

   General Unsecured Claims means (a) Revolving Line of Credit Claims; (b) Medium Term Note Claims; (c) Senior Note Claims; (d) Floating Rate Note Claims;
(e) DWR Claims; (f) Southern San Joaquin Valley Power Authority Bond Claims;
(g) Claims against the Debtor arising from the rejection of executory contracts and unexpired leases as defined in section 365 of the Bankruptcy Code; (h) Claims against the Debtor relating to pre-petition litigation (other than Pending Litigation Claims, as defined above in this Section 1.1, which are classified as Class 8 Claims); (i) Claims against the Debtor by the Debtor's vendors, suppliers and service providers; (j) Claims against the Debtor relating to intercompany obligations to Affiliates; and (k) Commercial Paper Claims; provided, however that General Unsecured Claims will not include any unsecured Claims included in any other Class.

   Governmental Entity has the meaning set forth for a governmental unit in section 101(27) of the Bankruptcy Code.

   GTN means PG&E Gas Transmission, Northwest Corporation, an affiliate of the Debtor.

   GTrans means GTrans LLC, a California limited liability company and a wholly-owned subsidiary of Newco, or such other company name as the Debtor may deem appropriate for the limited liability company operating the GTrans Business.

   GTrans Assets has the meaning set forth in Section 7.2(a) hereof.

   GTrans Business means the Debtor's current natural gas transmission business, as augmented by the integration into the Debtor's existing California gas transmission assets of an interstate natural gas pipeline segment to be acquired from GTN.

   GTrans Liabilities has the meaning set forth in Section 7.2(b) hereof.

   GTrans Long-Term Notes means the long-term debt securities to be issued by GTrans, the terms of which are set forth on the Summary of Terms of Debt Securities.

   GTrans Membership Interests means the limited liability company membership interests of GTrans.

   GTrans New Money Notes has the meaning set forth in Section 7.2(d) hereof.

   HSR means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

   Humboldt Bay means Unit 3 of the Humboldt Bay Power Plant.

   Impaired means any Class of Claims against or Equity Interests in the Debtor that is impaired within the meaning of section 1124 of the Bankruptcy Code.

   Indenture means, with respect to each series of PC Bonds, that certain indenture of trust between the Issuer and the Bond Trustee pursuant to which such series of PC Bonds were issued, as originally executed, together with all amendments, modifications, renewals, substitutions and replacements thereof.

   Initial Calculation Date means (i) February 28, 2002, with respect to holders of Allowed Claims in Class 5 for Senior Indebtedness, holders of Allowed Southern San Joaquin Valley Power Authority Bond Claims and holders of Allowed Claims in Classes 4c, 4f, 4g and 11; and (ii) June 30, 2002, with respect to the remaining holders of Allowed Claims in Class 5 and the holders of Allowed Claims in Classes 1, 2, 6, 7 and 10.

   Interest Period means the period commencing on any interest payment date specified herein and ending on the day preceding the next succeeding interest payment date; except in respect of the first interest period which extends to June 30, 2002, where the Interest Period shall commence on the earlier of the Petition Date or the date specified on Exhibit B, hereto, and shall end on June 30, 2002, and the second interest period shall commence on July 1, 2002.

   Internal Restructuring means the transactions set forth in Sections 7.1 through 7.4, Sections 7.5(a) and 7.5(b) hereof.

   IRS means the United States Internal Revenue Service.

   ISO means the California Independent System Operator.

   ISO, PX and Generator Claims means all Claims against the Debtor arising from amounts due to the ISO, PX and various power generators based on purchases of electricity or ancillary services by the Debtor in markets operated by the PX and the ISO.

   Issuer means the California Pollution Control Financing Authority, a public instrumentality and political subdivision of the State of California, organized and existing under the California Pollution Control Financing Authority Act, being Division 27 (commencing at Section 44500) of the California Health and Safety Code, as supplemented and amended.

   Joint and Several Filings has the meaning set forth in Section 6.9 hereof.

   Letter of Credit means, with respect to each series of Letter of Credit Backed PC Bonds, that certain irrevocable direct pay letter of credit issued by the Letter of Credit Issuing Bank for the account of the Debtor to the Bond Trustee and delivered to the Bond Trustee in accordance with the terms of the respective Indenture, securing, among other things, the payment of the principal of, and interest on, the respective series of Letter of Credit Backed PC Bonds, together with all amendments, modifications, renewals, substitutions and replacements thereof.

   Letter of Credit Backed PC Bond Claims means all Claims against the Debtor by the Issuer, Bond Trustee and the holders of Letter of Credit Backed PC Bonds for all amounts due and owing by the Debtor under the Loan Agreements and each of the other PC Bond Documents executed by the Debtor in connection with the issuance of each series of Letter of Credit Backed PC Bonds.

   Letter of Credit Backed PC Bonds means, collectively, any series of 96C Bonds, 96E Bonds, 96F Bonds and/or 97B Bonds that are outstanding as of the Voting Record Date or the Effective Date, as applicable.

   Letter of Credit Issuing Bank means, with respect to each series of Letter of Credit Backed PC Bonds, the issuer of the Letter of Credit.

   Letter of Credit Bank Claims means all Claims against the Debtor relating to
(a) the contingent Claims of each Letter of Credit Issuing Bank and the applicable Banks, if any, with respect to payments that may become due by the Debtor under their respective Reimbursement Agreements with the Debtor in an amount equal to the outstanding Stated Amount of each of the Letters of Credit, and (b) the Claims of the Letter of Credit Issuing Banks and the applicable Banks, if any, for any and all accrued and unpaid amounts due by the Debtor under their respective Reimbursement Agreements, including amounts due as reimbursement of amounts paid by each Letter of Credit Issuing Bank under its respective Letter of Credit to the Bond Trustee for the payment of interest on the related series of Letter of Credit Backed PC Bonds.

   LIBOR means, with respect to each Interest Period, the rate per annum appearing on Bloomberg Professional page BBAM1 (or any successor page) as the London interbank offered rate for deposits in U.S. dollars having the index maturity designated by the Debtor at approximately 11:00 a.m. (London time) on the LIBOR Interest Determination Date. If no rate appears on Bloomberg Professional page BBAM1, LIBOR shall mean the rate per annum appearing on Bridge Telerate Inc. page 3750 (or any successor page) as the London interbank offered rate for deposits in U.S. dollars having the index maturity designated by the Debtor at approximately 11:00 a.m. (London time) on the LIBOR Interest Determination Date. If no rate appears on Bridge Telerate page 3750, the Debtor will request the principal London offices of each of four (4) major reference banks in the London interbank market, as selected by the Debtor, to provide the Debtor with its offered quotation for deposits in U.S. dollars having the index maturity designated by the Debtor to prime banks in the London interbank market at approximately 11:00 a.m. (London time) on such LIBOR Interest Determination Date and in a principal amount that is representative of a single transaction in U.S. dollars in such market at such time. LIBOR determined will be the arithmetic mean of the offered quotations. If fewer than two (2) quotations are provided, LIBOR determined on such LIBOR Interest Determination Date will be the arithmetic mean of the rates quoted at approximately 11:00 a.m. in New York City on such LIBOR Interest Determination Date, by three (3) major banks in New York City selected by the Debtor for loans in U.S. dollars to leading European banks, having the index maturity designated by the Debtor that is representative for a single transaction in U.S. dollars in such market at such time. If the banks so selected are not quoting as mentioned above, LIBOR will remain LIBOR in effect on such LIBOR Interest Determination Date.

   LIBOR Interest Determination Date means, for an Interest Period, the second
(2nd) London Business Day immediately preceding the first day of that Interest Period; except that in the period prior to the Initial Calculation Date, the LIBOR Interest Determination Dates for (a) Allowed Claims under International Swap Dealers Association ("ISDA") Agreements shall be the Petition Date and each anniversary thereof prior to the Initial Calculation Date, and (b) Allowed Claims of power generators shall be as determined between the Debtor and each such power generator, notwithstanding the fact that none of such dates is an interest payment date.

   License Conditions has the meaning set forth in Section 6.9 hereof.

   Lien has the meaning set forth in section 101(37) of the Bankruptcy Code.

   Litigation Transfer Event shall have the meaning set forth in Section 7.5(e) hereof.

   Loan Agreement means, with respect to each series of PC Bonds, that certain loan agreement by and between the Issuer and the Debtor with respect to such series of PC Bonds, as originally executed, together with all amendments, modifications, renewals, substitutions and replacements thereof.

   Long-Term Notes means, collectively, the ETrans Long-Term Notes, the GTrans Long-Term Notes, and the Gen Long-Term Notes.

   Master Ballot means the Ballot to be completed by Nominees of beneficial owners of bonds, notes, debentures or shares of stock of the Debtor.

   Master Separation Agreement has the meaning set forth in Section 7.5(h) hereof.

   Matured and Unpresented First and Refunding Mortgage Bonds means, collectively, that portion of the Debtor's (a) First and Refunding Mortgage Bonds, Series II, 4.25%, (b) First and Refunding Mortgage Bonds, Series JJ, 4.5%, (c) First and Refunding Mortgage Bonds, Series LL, 4.625%, (d) First and Refunding Mortgage Bonds, Series MM, 5.375%, (e) First and Refunding Mortgage Bonds, Series NN, 5.75%, (f) First and Refunding Mortgage Bonds, Series OO, 5.50%, and (g) First and Refunding Mortgage Bonds, 8% Series 92C, to the extent that (i) such matured bonds have not been presented for payment by the holders thereof, and (ii) the Debtor is obligated to pay the principal of, and interest on, such bonds in accordance with the terms thereof under applicable law, provided that the Debtor is not waiving any rights or claims it may have under applicable non-bankruptcy law against any holder of any such bond or any other party with respect thereto.

   MBIA means MBIA Insurance Corporation.

   MBIA Claims means all Claims against the Debtor relating to (a) the contingent Claims of MBIA with respect to payments that may become due by the Debtor under the terms of the MBIA Reimbursement Agreement as reimbursement for payments made by MBIA under the PC Bond Insurance Policy, and (b) the Claims of MBIA for any and all accrued and unpaid amounts due by the Debtor under the MBIA Reimbursement Agreement, including any and all amounts due by the Debtor as reimbursement of amounts paid by MBIA under the PC Bond Insurance Policy to the Bond Trustee for the payment of interest on the MBIA Insured PC Bonds.

   MBIA Insured PC Bond Claims means all Claims against the Debtor by the Issuer, Bond Trustee and the holders of the MBIA Insured PC Bonds for all amounts due and owing by the Debtor under the Loan Agreements and each of the other PC Bond Documents executed by the Debtor in connection with the issuance of each series of MBIA Insured PC Bonds.

   MBIA Insured PC Bonds means those certain California Pollution Control Financing Authority, Pollution Control Refunding Revenue Bonds (Pacific Gas and Electric Company) 1996 Series A issued by the Issuer in the aggregate principal amount of $200,000,000.

   MBIA Reimbursement Agreement means that certain Reimbursement and Indemnity Agreement, dated as of May 1, 2000, by and between the Debtor and MBIA, pursuant to which MBIA has issued the PC Bond Insurance Policy, together with all amendments, modifications and renewals thereof.

   Medium Term Note Claims means all Claims against the Debtor arising from the Medium Term Notes.

   Medium Term Notes means those certain notes bearing various interest rates from 5.810% to 8.450% due through October 7, 2013, other than the Senior Notes and the Floating Rate Notes, issued by the Debtor under an indenture by and between the Debtor and Wilmington Trust Company, as successor-in-interest to The Bank of New York, dated September 1, 1987, together with all amendments, modifications, renewals, substitutions and replacements thereof.

   Membership Interests means, collectively, the ETrans Membership Interests, the GTrans Membership Interests and the Gen Membership Interests.

   Moody's means Moody's Investors Service Inc. or its successor.

   Mortgage means that certain First and Refunding Mortgage, dated December 1, 1920, made by the Debtor, under which BNY Western Trust Company was trustee on the Petition Date, together with all amendments, modifications, renewals, substitutions and replacements thereof.

   Mortgage Backed PC Bonds means, collectively, the 92A Bonds, the 92B Bonds, the 93A Bonds and the 93B Bonds.

   Mortgage Backed PC Bond Claims means all Claims against the Debtor by the Issuer, Bond Trustee and the holders of the Mortgage Backed PC Bonds for all amounts due and owing by the Debtor under the Loan Agreement and each of the other PC Bond Documents executed by the Debtor in connection with the issuance of each series of Mortgage Backed PC Bonds.

   Mortgage Bonds means, with respect to each series of Mortgage Backed PC Bonds, those certain first and refunding mortgage bonds made by the Debtor in favor of the Bond Trustee pursuant to and secured by the Mortgage, in an aggregate principal amount equal to the related series of Mortgage Backed PC Bonds.

   Newco means Newco Energy Corporation, a California corporation and initially a wholly-owned subsidiary of the Debtor, or such other corporate name as the Debtor may deem appropriate.

   Newco Common Stock means the common stock, par value $0.001 per share, of Newco, all of which will be held initially by the Debtor.

   New Money Notes means, collectively, the ETrans New Money Notes, the GTrans New Money Notes, the Gen New Money Notes and the Reorganized Debtor New Money Notes.

   New Mortgage Bonds means mortgage bonds to be issued by the Reorganized Debtor, the terms of which are set forth on the Summary of Terms of Debt Securities.

   NGA means the Natural Gas Act of 1938, as amended.

   Nominee means any brokerage firm or bank, or the agent of such firm or bank, holding the securities of a beneficial owner of bonds, notes, debentures or shares of stock of the Debtor.

   NOP or Net Open Position means the Debtor's customer electricity load requirements that are not met by (a) the DWR's long-term contracts or (b) the Reorganized Debtor's generating facilities or other long-term contracts with QFs and other providers existing as of the Effective Date.

   NRC means the United States Nuclear Regulatory Commission.

   NRC Adverse Ruling has the meaning set forth in Section 6.9 hereof.

   NYSE means the New York Stock Exchange.

   Original Letter of Credit Fee has the meaning set forth in Section 4.11(b)(v) hereof.

   Other Cash Requirements means the aggregate of: (i) "Total Current Liabilities" on the Available Balance Sheet, less any DWR payables, rate reduction bond payables and items classified as Current Liabilities that are included in POR Cash Requirements, less customer accounts receivable (excluding uncollectable accounts receivable); (ii) overcollected balances in any individual regulatory balancing account based on the Available Balance Sheet, including, but not limited to, public purpose programs and sales and commodity balancing accounts, but excluding DWR-related balancing accounts; (iii) the cumulative sum of the DWR revenue requirements authorized for 2001 and subsequent years up to and including the Effective Date, less the cumulative sum of cash amounts disbursed to DWR up to and including the Effective Date;
(iv) amounts required for use as cash collateral for any purpose; and (v) to the extent not included in the POR Cash Requirements or "Total Current Liabilities," estimated amounts required to satisfy contingent liabilities within the twelve (12) month period following the Effective Date.

   Other Priority Claims means all Claims against the Debtor, other than Administrative Expense Claims or Priority Tax Claims, entitled to priority in right of payment under section 507(a) of the Bankruptcy Code.

   Other Secured Claims means all Claims against the Debtor relating to mechanics' and materialmen's Liens and secured tax Claims, as well as Secured Claims, other than Secured Claims Relating to First and Refunding Mortgage Bonds, Secured Claims Relating to Replaced First and Refunding Mortgage Bonds and Mortgage Backed PC Bond Claims.

   Pacific Gas Properties means Pacific Gas Properties Company.

   Parent and PG&E Corporation has the meaning set forth in the introduction to the Plan.

   PC Bond Documents means, with respect to each series of PC Bonds, the Loan Agreement, Indenture and all of the other documents, instruments, agreements and certificates evidencing, securing, governing or otherwise pertaining to the respective Bond Loan or the respective series of PC Bonds or otherwise executed and delivered by or on behalf of the Debtor in connection with any of the foregoing, together with all amendments, modifications, renewals, substitutions and replacements of or to any of the foregoing.

   PC Bond Insurance Policy means that certain Financial Guaranty Insurance Policy issued by MBIA with respect to the MBIA Insured PC Bonds, together with all amendments, modifications, renewals, substitutions and replacements thereof.

   PC Bonds means collectively, the Letter of Credit Backed PC Bonds, the MBIA Insured Bonds, the Mortgage Backed PC Bonds, the Prior Bonds and the Treasury PC Bonds.

   Pending Litigation Claims means all Claims against the Debtor that are asserted in litigation pending against the Debtor and that are listed in an amendment to the Plan Supplement to be filed prior to the date the Proponents commence solicitation for votes for this Plan; provided, however, that Pending Litigation Claims shall not include (a) any Claims settled, liquidated or determined by a Final Order or a binding award, agreement or settlement prior to the Petition Date for amounts payable by the Debtor for damages or other obligations in a fixed dollar amount payable in a lump sum by a series of payments (which Claims are classified as General Unsecured Claims), (b) Environmental Claims, (c) Fire Suppression Claims or (d) Tort Claims.

   Person has the meaning set forth in section 101(41) of the Bankruptcy Code.

   Petition Date means April 6, 2001, the date on which the Debtor commenced the Chapter 11 Case.

   Plan means this Plan of Reorganization Under Chapter 11 of the Bankruptcy Code for Pacific Gas and Electric Company, proposed by the Proponents, and dated April 19, 2002, including, without limitation, the Plan Supplement and all exhibits, supplements, appendices and schedules hereto, either in their present form or as the same may be altered, amended or modified from time to time.

   Plan Supplement means the documents, schedules and other instruments filed with the Bankruptcy Court on February 1, 2002, in accordance with Section 11.19 hereof, and any supplements or amendments thereto filed with the Bankruptcy Court prior to the date the Proponents commence solicitation for votes for this Plan.

   POR Cash Requirements means cash required to fund (i) the payment of the Cash portion of distributions to holders of Allowed Claims under the Plan and any Disputed Claims that subsequently become Allowed Claims, including, but not limited to, Allowed Administrative Expense Claims accrued, but not paid as of the Effective Date (except that any fees and expenses that are allowed by the Bankruptcy Court and paid prior to, on or after the Effective Date shall be included as POR Cash Requirements), and (ii) the payment of any Post-Petition Interest accrued on such Allowed Claims, including any Post-Petition Interest paid prior to the Effective Date.

   Post-Petition Interest has the meaning set forth in Section 4.1 hereof.

   Preferred Stock means the issued and outstanding shares of the Debtor's First Preferred Stock, par value $25.00 per share. The Debtor's outstanding First Preferred Stock is comprised of: (a) 6% Non-Redeemable First Preferred;
(b) 5.5% Non-Redeemable First Preferred; (c) 5% Non-Redeemable First Preferred;
(d) 5% Redeemable First Preferred Series D; (e) 5% Redeemable First Preferred Series E; (f) 4.80% Redeemable First Preferred; (g) 4.50% Redeemable First Preferred; (h) 4.36% Redeemable First Preferred; (i) 6.57% Redeemable First Preferred; (j) 7.04% Redeemable First Preferred; and (k) 6.30% Redeemable First Preferred.

   Preferred Stock Equity Interests means any right relating to the Preferred Stock.

   Prior Bond Claims means all Claims against the Debtor by the Prior Letter of Credit Issuing Banks for any and all accrued and unpaid amounts due by the Debtor under their respective Prior Reimbursement Agreements, including amounts due as reimbursement of amounts paid by each Prior Letter of Credit Issuing Bank under its respective Prior Letter of Credit to the Bond Trustee for the payment of the redemption price of the related series of Prior Bonds.

   Prior Bonds means, collectively, the 96B Bonds, the 96D Bonds, the 97A Bonds and the 97C Bonds, together with any series of 96C Bonds, 96E Bonds, 96F Bonds and/or 97B Bonds that have been redeemed in whole, but not in part, as of the Voting Record Date or the Effective Date, as applicable.

   Prior Letter of Credit means, with respect to each series of Prior Bonds, that certain irrevocable direct pay letter of credit issued by the Prior Letter of Credit Issuing Bank for the account of the Debtor to the Bond Trustee and delivered to the Bond Trustee in accordance with the terms of the respective Indenture which secured, among other things, the payment of the principal of, and interest on, the respective series of Prior Bonds, together with all amendments, modifications, renewals, substitutions and replacements thereof.

   Prior Letter of Credit Issuing Bank means, with respect to each series of Prior Bonds, the issuer of the Prior Letter of Credit.

   Prior Reimbursement Agreement means, with respect to each series of Prior Bonds, that certain reimbursement or other agreement between the Debtor and the Prior Letter of Credit Issuing Bank providing for, among other things, the issuance of the related Prior Letter of Credit and the reimbursement of the Prior Letter of Credit Issuing Bank for draws made thereunder, together with all amendments, modifications, renewals, substitutions and replacements thereof.

   Priority Tax Claims means all Claims against the Debtor for taxes entitled to priority in payment under section 507(a)(8) of the Bankruptcy Code.

   Professional Compensation and Reimbursement Claims means all Administrative Expense Claims for the compensation of professionals and reimbursement of expenses incurred by such professionals, the Committee and members of the Committee pursuant to sections 330(a) or 503(b)(2), 503(b)(3), 503(b)(4) and 503(b)(5) of the Bankruptcy Code.

   Proponents means the Debtor and the Parent.

   PUHCA means the Public Utility Holding Company Act of 1935, as amended.

   Punitive Damages means punitive, exemplary or similar damages, or fines, penalties or similar charges that arise in connection with Environmental Claims, Fire Suppression Claims, Pending Litigation Claims or Tort Claims.

   PX means the California Power Exchange.

   QFs means qualifying facilities operating pursuant to the Public Utility Regulatory Policies Act of 1978 and the related regulations enacted thereunder.

   QUIDS means the 7.90% Deferrable Interest Subordinated Debentures, Series A, Due December 31, 2025, issued by the Debtor under the QUIDS Indenture, together with all amendments, modifications, renewals, substitutions and replacements thereof.

   QUIDS Claims means all Claims against the Debtor arising from the QUIDS.

   QUIDS Indenture means the Indenture by and between the Debtor and National City Bank of Indiana, as successor-in-interest to Bank One Trust Company, N.A., as successor-in-interest to The First National Bank of Chicago, dated November 28, 1995, as supplemented by the First Supplemental Indenture dated November 28, 1995, as supplemented by the Second Supplemental Indenture dated March 25, 1996.

   QUIDS Notes means certain long-term debt securities to be issued by Gen, the terms of which are set forth on the Summary of Terms of Debt Securities.

   Rate Recovery has the meaning set forth in Section 7.5(e) hereof.

   Rate Recovery Litigation means Pacific Gas and Electric Co. v. Loretta Lynch, et al., Case No. C-00-4128-SBA in the United States District Court for the Northern District of California, or any subsequent lawsuit or lawsuits raising the same claims.

   Refunding Bonds means, with respect to each series of Prior Bonds, a new series of revenue bonds to be issued by the Issuer (or another authorized Governmental Entity) for the benefit of the Reorganized Debtor, the proceeds of the sale of which shall be loaned by the Issuer to the Reorganized Debtor for the purpose of paying the principal portion of the redemption price of such series of Prior Bonds by repaying the related Reimbursement Obligation.

   Reimbursement Agreement means, with respect to each series of Letter of Credit Backed PC Bonds, that certain reimbursement or other agreement between the Debtor and the Letter of Credit Issuing Bank and certain other Banks, if any, that are signatories thereto providing for, among other things, the issuance of the related Letter of Credit and the reimbursement of the Letter of Credit Issuing Bank and certain other Banks, if any, that are signatories thereto for draws made under such Letter of Credit, together with all amendments, modifications, renewals, substitutions and replacements thereof.

   Reimbursement Obligation means, with respect to each series of Prior Bonds, that portion of the reimbursement obligation of the Debtor under the Prior Reimbursement Agreement arising with respect to the portion of the final drawing made under the related Prior Letter of Credit for the payment of the principal portion of the redemption price of the related series of Prior Bonds.

   Releasees means all Persons who (a) are present or former officers and directors of the Debtor and the Parent who were directors and/or officers of the Debtor and the Parent, respectively, on or after the Petition Date; (b) serve or served as members of the management of the Debtor or the Parent on or after the Petition Date; (c) are present or former members of the Committee;
(d) are present or former officers and directors and other Persons who serve or served as members of the management of any present or former member of the Committee; or (e) are advisors, consultants or professionals of or to the Debtor and/or the Parent, the Committee and the members of the Committee, but in each case only to the extent such Persons are or were acting in any of the capacities set forth in (a) through (e) above.

   Reorganized Debtor means the Debtor, or any successor thereto by merger, consolidation or otherwise, on and after the Effective Date, other than Newco, ETrans, GTrans or Gen or their respective subsidiaries or affiliates.

   Reorganized Debtor New Money Notes means long-term debt securities to be issued by the Debtor, the terms of which are set forth on the Summary of Terms of Debt Securities.

   Reorganized Debtor Power Sales Agreement has the meaning set forth in
Section 7.3(f) hereof.

   Reorganized Debtor Spin-Off has the meaning set forth in Section 7.6(a) hereof.

   Restructuring Transactions means the transactions set forth in Article VII hereof.

   Revolving Line of Credit means the Amended and Restated Credit Agreement, dated as of December 1, 1997, as amended, as to which Bank of America, N.A., was the Administrative Agent on the Petition Date, together with all amendments, modifications, renewals, substitutions and replacements thereof.

   Revolving Line of Credit Claims means all Claims against the Debtor arising from the Revolving Line of Credit.

   RTO means Regional Transmission Organization.

   SEC means the United States Securities and Exchange Commission.

   Secured Claim means all Claims against the Debtor, to the extent reflected in the Debtor's Bankruptcy Schedules or a proof of claim as a Secured Claim, which are secured by a Lien on Collateral but only to the extent of the value of such Collateral, as determined in accordance with section 506(a) of the Bankruptcy Code, and, in the event that such Claim is subject to a permissible setoff under section 553 of the Bankruptcy Code, to the extent of such permissible setoff.

   Secured Claims Relating to First and Refunding Mortgage Bonds means all Claims against the Debtor arising from the First and Refunding Mortgage Bonds.

   Secured Claims Relating to Replaced First and Refunding Mortgage Bonds means all Claims against the Debtor arising from Secured Claims evidenced by the Mortgage Bonds that secure the Mortgage Backed PC Bond Claims.

   Securities Act means the Securities Act of 1933, as amended.

   Senior Indebtedness means, collectively, Commercial Paper Claims, Floating Rate Note Claims, Medium Term Note Claims, Senior Note Claims and Revolving Line of Credit Claims.

   Senior Note Claims means all Claims against the Debtor arising from the Senior Notes.

   Senior Notes means the 7.375% Senior Notes due November 1, 2005, issued by the Debtor under an indenture by and between the Debtor and Wilmington Trust Company, as successor-in-interest to The Bank of New York, dated September 1, 1987, together with all amendments, modifications, renewals, substitutions and replacements thereof.

   Settlement and Stanislaus Commitments has the meaning set forth in Section
6.9 hereof.

   Settlement and Support Agreement means that certain Amended and Restated Settlement and Support Agreement dated as of March 27, 2002, by and among the Proponents and certain holders of Senior Indebtedness who are parties thereto.

   Settlement Order means the Order of the Bankruptcy Court dated March 27, 2002, entitled "Order on Motion by Pacific Gas and Electric Company for Order
(A) Approving Settlement and Support Agreement By and Among Plan Proponents and Senior Debtholders, (B) Authorizing Payment of Pre- and Post-Petition Interest to Holders of Undisputed Claims in Certain Classes, (C) Authorizing Payment of Fees and Expenses of Indenture Trustees and Paying Agents and (D) Authorizing Debtor to Enter into Similar Agreements."

   Southern San Joaquin Valley Power Authority Agreement means the Agreement between the Debtor and the Southern San Joaquin Valley Power Authority dated as of July 1, 1997, and related Indenture of Trust, dated as of November 1, 1991, between the Southern San Joaquin Valley Power Authority and Bank of America, N.A., as Trustee in respect of amounts payable on certain bonds issued by Southern San Joaquin Power Authority maturing in 2001 through January 1, 2013, together with all amendments, modifications, renewals, substitutions and replacements thereof.

   Southern San Joaquin Valley Power Authority Bond Claims means all Claims against the Debtor arising from the Southern San Joaquin Valley Power Authority Agreement.

   S&P means Standard & Poor's, a division of The McGraw Hill Companies, Inc., or its successor.

   Standard Pacific means Standard Pacific Gas Line, Incorporated.

   Stated Amount means, with respect to each Letter of Credit, the aggregate amount available to be drawn thereunder, from time to time, in accordance with the terms thereof.

   Summary of Terms of Debt Securities means the summary of terms of the New Money Notes, the Long-Term Notes, the QUIDS Notes and the New Mortgage Bonds as set forth on Exhibit A to the Plan.

   Support Agreement means that certain Amended and Restated Support Agreement, dated May 1, 2002, entered into by and among the Committee, the Debtor and the Parent, as may be amended from time to time.

   Support Termination Event means any of the following: (a) a breach of the Support Agreement by one or more of the parties thereto, including, but not limited to, the failure to either satisfy or obtain the waiver of any condition set forth therein; or (b) a material adverse change in (i) the Debtor's prospects, business, assets, operations, liabilities or financial performance;
(ii) the prospects for timely completion of the Debtor's reorganization as contemplated herein; (iii) the prospects for the sale at par of all debt securities issued or sold under the Plan; or (iv) the Chapter 11 Case.

   Tax Code means the United States Internal Revenue Code of 1986, as amended, and the Treasury Regulations thereunder.

   Tax Matters Agreement means the agreement to be entered into between the Parent and the Reorganized Debtor to allocate tax liabilities relating to periods ending on or before the date of the Reorganized Debtor Spin-Off and certain other tax matters.

   Tort Claims means (i) the Chromium Litigation Claims and all other Claims against the Debtor arising from any accusation, allegation, notice, action, claim, demand or otherwise for personal injury, tangible or intangible property damage, products liability or discrimination, or based on employment, including Punitive Damages; and (ii) any Claim for indemnification or contribution (whether based on contract, statute or common law) against the Debtor by any third party, where such indemnification or contribution Claim of such third party is based on a Claim against such third party that if asserted directly against the Debtor would be a claim included within the immediately preceding clause (i); provided, however, that Tort Claims shall not include (a) any Claims settled, liquidated or determined by a Final Order or a binding award, agreement or settlement prior to the Petition Date for amounts payable by the Debtor for damages or other obligations in a fixed dollar amount payable in a lump sum by a series of payments (which Claims are classified as General Unsecured Claims); (b) Environmental Claims; (c) Fire Suppression Claims; or
(d) Pending Litigation Claims.

   Transmission Control Agreement means the Transmission Control Agreement, dated March 31, 1998, per the order in California Independent System Operator Cooperation, 82 FERC (P)61,235 (1998), together with all amendments, modifications, renewals, substitutions and replacements thereof.

   Transportation and Storage Services Agreement has the meaning set forth in
Section 7.2(f) hereof.

   Treasury PC Bond Claims means all Claims against the Debtor by the Issuer, Bond Trustee and the holders of Treasury PC Bonds for all amounts due and owing by the Debtor under the Loan Agreements and each of the other PC Bond Documents executed by the Debtor in connection with the issuance of each series of Treasury PC Bonds.

   Treasury PC Bonds means, collectively, the 96G Bonds and the 97D Bonds.

   Trusts means those certain trusts created to cover costs associated with the decommissioning of Diablo Canyon and Humboldt Bay, consisting of a CPUC jurisdictional "qualified" trust covering both facilities, a CPUC jurisdictional "non-qualified" trust covering Humboldt Bay, and a FERC jurisdictional "qualified" trust covering both facilities.

   Unimpaired means any Class of Claims or Equity Interests that is not Impaired.

   Voting Record Date means August 12, 2002.

   WAPA means the Western Area Power Administration, U.S. Department of Energy.

   Western RTO means an RTO which serves one or more states within the region encompassed by the Western Systems Coordinating Council.

   Workers' Compensation Claims means all Claims against the Debtor by employees of the Debtor for the payment of workers' compensation benefits under applicable law.

   Workers' Compensation Indemnity Agreements means (a) the Indemnity Agreement by PG&E Corporation, dated April 7, 2000, to indemnify American Home Assurances Company in connection with issuance of Surety Bond No. 00-207-724 issued on behalf of the Debtor for Workers' Compensation, (b) the Indemnity Agreement by PG&E Corporation, dated April 7, 2000, to indemnify CAN Insurance Companies in connection with issuance of Surety Bond No. 159267371 issued on behalf of the Debtor for Workers' Compensation, (c) the Indemnity Agreement by PG&E Corporation, dated April 7, 2000, to indemnify Kemper Insurance Companies in connection with issuance of Surety Bond No. 955006 issued on behalf of the Debtor for Workers' Compensation, (d) the Indemnity Agreement by PG&E Corporation, dated April 7, 2000, to indemnify Travelers Insurance, as successor to Reliance Insurance Company, in connection with issuance of Surety Bond No. B1686191 issued on behalf of the Debtor for Workers' Compensation, and
(e) the Indemnity Agreement by PG&E Corporation, dated April 7, 2000, to indemnify Firemen's Fund Insurance Company in connection with issuance of Surety Bond No. 11133362811 issued on behalf of the Debtor for Workers' Compensation.

   1.2  Interpretation; Application of Definitions and Rules of
Construction. Wherever from the context it appears appropriate, each term stated in either the singular or the plural shall include both the singular and the plural, and pronouns stated in the masculine, feminine or neuter gender shall include the masculine, feminine and neuter. Unless otherwise specified herein, all section, article, schedule or exhibit references in the Plan are to the respective Section in, Article of, Schedule to, or Exhibit to, the Plan. The words "herein," "hereof," "hereto," "hereunder" and other words of similar import refer to the Plan as a whole and not to any particular section, subsection or clause contained in the Plan. The rules of construction contained in section 102 of the Bankruptcy Code shall apply to the construction of the Plan. A term used herein that is not defined herein, but that is used in the Bankruptcy Code, shall have the meaning ascribed to that term in the Bankruptcy Code. The headings in the Plan are for convenience of reference only and shall not limit or otherwise affect the provisions of the Plan.

                                  ARTICLE II

   TREATMENT OF ADMINISTRATIVE EXPENSE CLAIMS, PROFESSIONAL COMPENSATION AND
                 REIMBURSEMENT CLAIMS, AND PRIORITY TAX CLAIMS

   2.1 Administrative Expense Claims. Except to the extent that any Entity entitled to payment of any Allowed Administrative Expense Claim agrees to a less favorable treatment, each holder of an Allowed Administrative Expense Claim shall receive Cash in an amount equal to such Allowed Administrative Expense Claim on the later of the Effective Date and the date such Administrative Expense Claim becomes an Allowed Administrative Expense Claim, or as soon as practicable thereafter, or on such other date as may be ordered by the Bankruptcy Court; provided, however, that Allowed Administrative Expense Claims representing liabilities incurred in the ordinary course of business by the Debtor-in-Possession (including, but not limited to, real and personal property taxes and franchise fees) or liabilities arising under loans or advances to or other obligations incurred by the Debtor-in-Possession shall be paid in full and performed by the Debtor in the ordinary course of business in accordance with the terms and subject to the conditions of any agreements governing, instruments evidencing or other documents relating to such transactions. Except as provided under applicable non-bankruptcy law, Post-Petition Interest will not be paid on Allowed Administrative Claims.

   2.2 Professional Compensation and Reimbursement Claims. The holders of Professional Compensation and Reimbursement Claims shall file their respective final applications forallowances of compensation for services rendered and reimbursement of expenses incurred through the Confirmation Date by no later than the date that is ninety (90) days after the Confirmation Date, or such other date as may be fixed by the Bankruptcy Court. If granted by the Bankruptcy Court, such award shall be paid in full in such amounts as are Allowed by the Bankruptcy Court either (a) on the date such Professional Compensation and Reimbursement Claim becomes an Allowed Professional Compensation and Reimbursement Claim, or as soon as practicable thereafter, or
(b) upon such other terms as may be mutually agreed upon between such holder of an Allowed Professional Compensation and Reimbursement Claim and the Debtor.

   2.3 Priority Tax Claims. Except to the extent that a holder of an Allowed Priority Tax Claim has been paid by the Debtor prior to the Effective Date or agrees to a different treatment, each holder of an Allowed Priority Tax Claim shall receive, in full and complete settlement, satisfaction and discharge of its Allowed

Priority Tax Claim, including Post-Petition Interest, Cash in an amount equal to such Allowed Priority Tax Claim on the later of the Effective Date and the date such Priority Tax Claim becomes an Allowed Priority Tax Claim, or as soon as practicable thereafter.

                                  ARTICLE III

                 CLASSIFICATION OF CLAIMS AND EQUITY INTERESTS

   Claims against and Equity Interests in the Debtor, other than Administrative Expense Claims, Professional and Reimbursement Claims and Priority Tax Claims, are classified for all purposes, including voting, confirmation and distribution pursuant to the Plan, as follows:

Class                             Claim/Interest                                 Status
-----                             --------------                                 ------

  1   Other Priority Claims                                                    Unimpaired

  2   Other Secured Claims                                                     Unimpaired

 3a   Secured Claims Relating to First and Refunding Mortgage Bonds             Impaired

 3b   Secured Claims Relating to Replaced First and Refunding Mortgage Bonds    Impaired

 4a   Mortgage Backed PC Bond Claims                                            Impaired

 4b   MBIA Insured PC Bond Claims                                              Unimpaired

 4c   MBIA Claims                                                               Impaired

 4d   Letter of Credit Backed PC Bond Claims                                   Unimpaired

 4e   Letter of Credit Bank Claims                                              Impaired

 4f   Prior Bond Claims                                                        Unimpaired

 4g   Treasury PC Bond Claims                                                  Unimpaired

  5   General Unsecured Claims                                                  Impaired

  6   ISO, PX and Generator Claims                                              Impaired

  7   ESP Claims                                                                Impaired

  8   Environmental, Fire Suppression, Pending Litigation and Tort Claims      Unimpaired

  9   [Intentionally Blank]                                                  [Intentionally
                                                                                 Blank]

 10   Convenience Claims                                                       Unimpaired

 11   QUIDS Claims                                                              Impaired

 12   Workers' Compensation Claims                                             Unimpaired

 13   Preferred Stock Equity Interests                                       Unimpaired/1/

 14   Common Stock Equity Interests                                             Impaired

--------
/1/ While the Proponents believe that Class 13 is unimpaired by the Plan, certain holders of Preferred Stock Equity Interests may believe that Class 13 is impaired by the Plan. To avoid delaying the voting process, holders of Preferred Stock Equity Interests will be solicited to vote on the Plan as a precautionary measure so that the voting results will be available if it is determined by the Bankruptcy Court that such Class is impaired. Allowing the holders of Preferred Stock Equity Interests to vote shall be without prejudice to the Proponents' contention that this class is unimpaired, and the Proponents reserve the right to contest any objection to the unimpaired status of the class.

                                  ARTICLE IV

                   TREATMENT OF CLAIMS AND EQUITY INTERESTS

   4.1 Payment of Interest. Allowed Claims shall include amounts owed with respect to the period prior to the Petition Date and applicable interest accrued and unpaid during such period. Except as otherwise provided herein, holders of Allowed Claims shall also be paid in Cash accrued and unpaid interest on such Allowed Claims from the Petition Date through the Effective Date ("Post-Petition Interest"). Except as otherwise provided herein, including Exhibit B attached hereto, any Post-Petition Interest shall be calculated and paid at the lowest non-default rate and in accordance with the terms specified in the applicable statute, indenture or instrument governing such Allowed Claim or, if no such instrument exists or the applicable instrument does not specify a non-default rate of interest, Post-Petition Interest shall be calculated and paid on such Allowed Claim at the Federal Judgment Rate. Except as provided by otherwise applicable non-bankruptcy law, Post-Petition Interest will not be paid on the following Allowed Claims: Administrative Expense Claims, Environmental, Fire Suppression, Pending Litigation and Tort Claims, and Workers' Compensation Claims.

   4.2  Timing of Payments and Distributions.

      (a) Pursuant to an Order entered by the Bankruptcy Court on April 9, 2001 authorizing the interim use of cash collateral, the Debtor has paid and will continue to pay Post-Petition Interest to the holders of Allowed Claims in Classes 3a, 3b and 4a. In addition, the Debtor will make payments of Post-Petition Interest that has accrued and is unpaid on and after the Initial Calculation Date and through the last day of the last calendar quarter ending prior to the Effective Date, in arrears, in quarterly installments (or in the case of such first quarter following the Initial Calculation Date, for holders of Allowed Claims for which February 28, 2002 is the Initial Calculation Date, the four month period from March 1, 2002 to June 30, 2002) as follows: (x) on the first Business Day of the next calendar quarter to the holders of Allowed Claims in Class 5 for Senior Indebtedness, the holders of Allowed Southern San Joaquin Power Authority Bond Claims and the holders of Allowed Claims in Classes 4c, 4f, 4g and 11, and (y) within thirty (30) days following the end of the calendar quarter, to the remaining holders of Allowed Claims in Class 5 and the holders of Allowed Claims in Classes 1, 2, 6, 7 and 10. Any Post-Petition Interest that accrues during the period commencing on the first day of the calendar quarter in which the Effective Date occurs and ending on the Effective Date will be paid on the Effective Date.

      (b) Pursuant to an Order entered by the Bankruptcy Court on April 9, 2002 approving the Debtor's execution and performance under an agreement with the Letter of Credit Issuing Banks entitled "Summary of Terms with Respect to Forbearance and Proposed Revised Treatment of Letter of Credit Bank Claims in the Plan of Reorganization," the Debtor will (i) make payments to the Letter of Credit Issuing Banks of certain reasonable fees and expenses of professionals retained by the Letter of Credit Issuing Banks, and (ii) within ten (10) days after the Confirmation Date and thereafter, pay to the holders of Allowed Claims in Class 4e the outstanding reimbursement claims under the applicable Reimbursement Agreements with respect to Letter of Credit draws for the payment of interest on the related series of Letter of Credit Backed PC Bonds, together with accrued and unpaid interest due thereon at the non-default rate to the extent provided in the applicable Reimbursement Agreements.

      (c) Except as set forth in Sections 4.2(a) and 4.2(b) above and except to the extent a holder of an Allowed Claim or Equity Interest has otherwise been paid all or a portion of such holder's Allowed Claim or Equity Interest prior to the Effective Date, each of the distributions specified in this
   Article IV with respect to each Allowed Claim or Equity Interest shall (i) occur on the later of the Effective Date and the date such Allowed Claim or Equity Interest becomes an Allowed Claim or Equity Interest, or as soon as practicable thereafter, and (ii) be in full and complete settlement, satisfaction and discharge of such Allowed Claim or Equity Interest.

   4.3  Class 1--Other Priority Claims.

      (a) Distributions. Each holder of an Allowed Other Priority Claim, if any exist, shall be paid Cash in an amount equal to such Allowed Claim.

      (b) Impairment and Voting. Class 1 is unimpaired by the Plan. Each holder of an Allowed Other Priority Claim is conclusively presumed to have accepted the Plan and is not entitled to vote to accept or reject the Plan.

   4.4  Class 2--Other Secured Claims.

      (a) Distributions/Reinstatement of Claims. Each holder of an Allowed Other Secured Claim shall, at the option of the Debtor, (i) be reinstated and rendered unimpaired in accordance with section 1124(2) of the Bankruptcy Code or (ii) be paid Cash in an amount equal to such Allowed Other Secured Claim, including any interest on such Allowed Other Secured Claim required to be paid pursuant to section 506(b) of the Bankruptcy Code.

      (b) Impairment and Voting. Class 2 is unimpaired by the Plan. Each holder of an Allowed Other Secured Claim is conclusively presumed to have accepted the Plan and is not entitled to vote to accept or reject the Plan.

   4.5  Class 3a--Secured Claims Relating to First and Refunding Mortgage Bonds.

      (a) Allowance. The Secured Claims Relating to First and Refunding Mortgage Bonds shall be deemed Allowed Secured Claims Relating to First and Refunding Mortgage Bonds in the amount of $2,976,000,000, plus accrued and unpaid pre-petition interest on such amount, plus Allowed Claims in the amount of all unpaid fees and expenses of the related Mortgage Bond Trustee accrued through the Petition Date under the terms of the Mortgage, plus any prepayment penalty or premium provided under the First and Refunding Mortgage Bonds that applies to prepayment of such First and Refunding Mortgage Bonds on or prior to the Effective Date; provided, however, that Allowed Secured Claims Relating to First and Refunding Mortgage Bonds shall not include any other prepayment premium or penalties associated with the repayment of First and Refunding Mortgage Bonds.

      (b) Distributions. Each holder of an Allowed Secured Claim Relating to First and Refunding Mortgage Bonds shall be paid Cash in an amount equal to such Allowed Claim.

      (c) Liens. All existing Liens securing the Allowed Secured Claims Relating to First and Refunding Mortgage Bonds shall be extinguished as of the Effective Date.

      (d) Impairment and Voting. Class 3a is impaired by the Plan. Each holder of an Allowed Secured Claim Relating to First and Refunding Mortgage Bonds is entitled to vote to accept or reject the Plan.

   4.6 Class 3b--Secured Claims Relating to Replaced First and Refunding Mortgage Bonds.

      (a) Allowance. The Claims of the Mortgage Bond trustee with respect to payment of principal, premium, if any, and interest on the Replaced First and Refunding Mortgage Bonds shall be deemed contingent Claims, and the Claims of the Mortgage Bond Trustee with respect to all other amounts that may become due and owing by the Debtor under the terms of the Mortgage, including unpaid fees and expenses of the Mortgage Bond trustee accrued through the Petition Date under the terms of the Mortgage, shall be deemed Allowed Secured Claims./2/

      (b) Distributions. Each series of Mortgage Bonds shall be replaced with New Mortgage Bonds. Each holder of a Mortgage Bond shall be paid an amount in Cash equal to any and all accrued and unpaid interest owed to such holder in respect of such Mortgage Bond in accordance with the terms thereof to and including the last scheduled interest payment date preceding the Effective Date.

      (c) Liens. The property transferred by the Debtor to ETrans, GTrans, Gen, Newco, the Parent and their respective subsidiaries and affiliates or sold by the Debtor pursuant to Article VII hereof shall be released from the Lien of the Mortgage. As of the Effective Date, the New Mortgage Bonds shall be the only debt outstanding under the Mortgage.
--------
/2/ With respect to each series of Mortgage Backed PC Bonds, in order to secure and provide for the repayment of the respective Bond Loan, the Debtor issued and delivered to the Bond Trustee its Mortgage Bonds, of like principal amount, maturity, interest rate and redemption provisions as the related series of Mortgage Backed PC Bonds. Under the terms of the respective PC Bond Documents related to the Mortgage Backed PC Bonds, the Debtor is obligated to repay principal and interest on the respective Bond Loan only to the extent that such payments are not timely provided for by the payment of principal and interest on the respective Mortgage Bonds. Funds received by the Bond Trustee as the payment Class 3b Allowed Claims will be applied by the Bond Trustee to satisfy a like amount of Class 4a Allowed Claims. Accordingly, the estimate of $345 million is the aggregate amount of all Allowed Claims in Classes 3b and 4a.

      (d) Impairment and Voting. Class 3b is impaired by the Plan. Each holder of an Allowed Secured Claim Relating to Replaced First and Refunding Mortgage Bonds is entitled to vote to accept or reject the Plan.

   4.7  Class 4a--Mortgage Backed PC Bond Claims.

      (a) Allowance. The Mortgage Backed PC Bond Claims shall be deemed Allowed Secured Claims in the amount of $345,000,000/3/, plus accrued and unpaid pre-petition interest on such amount, plus Allowed Claims in the amount of all unpaid fees and expenses of the Mortgage Bond trustee accrued through the Petition Date under the terms of the Mortgage.

      (b)  Distributions.

          (i) Each series of Mortgage Backed PC Bonds, and each of the PC Bond Documents relating thereto, shall remain outstanding. To the extent such payments are not made or provided for by the payment of Class 3b Claims to or for the benefit of the Bond Trustee, each holder of a Mortgage Backed PC Bond shall be paid Cash in an amount equal to any and all accrued and unpaid interest owed to such holder in respect of such Mortgage Backed PC Bond in accordance with the terms thereunder to and including the last scheduled interest payment date preceding the Effective Date. All unpaid fees and expenses of the Issuer and Bond Trustee due and owing under the applicable Loan Agreements shall also be paid in Cash. The Reorganized Debtor shall be solely liable for the Debtor's payment obligations under the PC Bond Documents related to the Mortgage Backed PC Bonds.

          (ii) With respect to any property transferred by the Debtor to ETrans, GTrans or Gen pursuant to the terms of the Plan, the acquisition or construction of which was financed or refinanced with the proceeds of a series of Mortgage Backed PC Bonds, the transferee shall assume the obligation to perform, satisfy and/or comply with those terms, covenants, conditions or obligations under the related PC Bond Documents arising from and after the Effective Date which are to be observed, performed, satisfied or complied with by the owner or operator of the "Project" (as described therein) or any portion thereof that is then owned or controlled by such party, including, without limitation, (A) any obligation to maintain such Project or portion thereof and its other assets and to pay timely any taxes, governmental charges, assessments, insurance premiums or other costs or expenses related thereto; (B) the obligation to comply with all restrictions on the use of such Project or portion thereof set forth in the related PC Bond Documents; and (C) the obligation to refrain from taking any action or permitting any action to be taken with respect to such Project or portion thereof that could cause interest on the related series of PC Bonds to become includable in the gross income of the holders thereof for federal income tax purposes. Notwithstanding the assumption of the obligations by each of ETrans, GTrans and Gen as described above, the Reorganized Debtor will not be released from liability under the Mortgage Backed PC Bonds.

          (iii) On or prior to the Effective Date, with respect to each series of Mortgage Backed PC Bonds, the Reorganized Debtor, the Issuer and Bond Trustee shall receive an opinion of the original bond counsel to the effect that the transactions set forth herein with respect to each series of Mortgage Backed PC Bonds and the execution and delivery of any releases, amendments or other agreements in connection therewith will not, in and of themselves, cause interest on such series of Mortgage Backed PC Bonds to become includable in the gross income of the holders thereof for federal income tax purposes.

      (c) Impairment and Voting. Class 4a is impaired by the Plan. Each holder of an Allowed Mortgage Backed PC Bond Claim is entitled to vote to accept or reject the Plan.

   4.8  Class 4b--MBIA Insured PC Bond Claims.

      (a) Allowance. The MBIA Insured PC Bond Claims shall be deemed Allowed MBIA Insured PC Bond Claims in the amount of $200,000,000, plus accrued and unpaid pre-petition interest on such amount,
--------
/3/ See footnote 2.

   plus Allowed Claims in the amount of all unpaid fees and expenses of the related Issuer and Bond Trustee accrued through the Petition Date under the terms of the applicable PC Bond Documents.

      (b)  Distributions.

          (i) The MBIA Insured PC Bonds, and each of the PC Bond Documents relating thereto, shall remain outstanding. The Loan Agreement and the PC Bond Documents related to the MBIA Insured PC Bonds will be reinstated and rendered unimpaired in accordance with section 1124 of the Bankruptcy Code. Each holder of a MBIA Insured PC Bond shall be paid Cash in an amount equal to any and all accrued and unpaid interest owed to such holder in respect of such MBIA Insured PC Bond in accordance with the terms of the respective MBIA Insured PC Bond, to and including the last scheduled interest payment date preceding the Effective Date. All unpaid fees and expenses of the Issuer and Bond Trustee due and owing under the applicable Loan Agreement shall also be paid in Cash. The Reorganized Debtor shall be solely liable for the Debtor's payment obligations under the PC Bond Documents related to the MBIA Insured PC Bonds.

          (ii) With respect to any property transferred by the Debtor to ETrans, GTrans or Gen pursuant to the terms of the Plan, the acquisition or construction of which was financed or refinanced with the proceeds of a series of MBIA Insured PC Bonds, the transferee shall assume the obligation to perform, satisfy and/or comply with those terms, covenants, conditions or obligations under the related PC Bond Documents arising from and after the Effective Date which are to be observed, performed, satisfied or complied with by the owner or operator of the "Project" (as described therein) or any portion thereof which is then owned or controlled by such party, including, without limitation, (A) any obligation to maintain such Project or portion thereof and its other assets and to timely pay any taxes, governmental charges, assessments, insurance premiums or other costs or expenses related thereto, (B) the obligation to comply with all restrictions on the use of such Project or portion thereof set forth in the related PC Bond Documents, and (C) the obligation to refrain from taking any action or permitting any action to be taken with respect to such Project or portion thereof that could cause interest on the related series of PC Bonds to become includable in the gross income of the holders thereof for federal income tax purposes. Notwithstanding the assumption of the obligations by each of ETrans, GTrans and Gen as described above, the Reorganized Debtor will not be released from liability under the MBIA Insured PC Bonds.

          (iii) On or prior to the Effective Date, the Reorganized Debtor, the Issuer and the Bond Trustee shall receive an opinion of the original bond counsel to the effect that the transactions set forth herein with respect to the MBIA Insured PC Bonds and the execution and delivery of any releases, amendments or other agreements in connection therewith will not, in and of themselves, cause interest thereon to become includable in the gross income of the holders thereof for federal income tax purposes.

      (c) Impairment and Voting. Class 4b is unimpaired by the Plan. Each holder of an Allowed MBIA Insured PC Bond Claim is conclusively presumed to have accepted the Plan and is not entitled to vote to accept or reject the Plan.

   4.9  Class 4c--MBIA Claims.

      (a) Allowance. The Claims of MBIA with respect to payments that may become due by the Debtor under the terms of the MBIA Reimbursement Agreement as reimbursement for payments made by MBIA under the PC Bond Insurance Policy shall be deemed contingent Claims, and the Claims of MBIA for any and all other accrued and unpaid amounts due by the Debtor under the MBIA Reimbursement Agreement, including any and all amounts due by the Debtor as reimbursement of amounts paid by MBIA under the PC Bond Insurance Policy to the Bond Trustee for the payment of interest on the MBIA Insured PC Bonds shall be deemed Allowed MBIA Claims.

      (b) Distributions. Each holder of an Allowed MBIA Claim shall be paid Cash equal to its pro rata share of the aggregate amount paid by MBIA to the Bond Trustee with respect to the payment of interest on the MBIA Insured PC Bonds during the period from the Petition Date to and including the last scheduled interest payment date preceding the Effective Date, together with its pro rata share of all other amounts due and owing to MBIA under the terms of the MBIA Reimbursement Agreement through the Effective Date, including any accrued and unpaid interest due on such amounts to the extent provided in the MBIA Reimbursement Agreement at the non-default rate. The Reorganized Debtor shall be solely liable under the MBIA Reimbursement Agreement.

      (c) Impairment and Voting. Class 4c is impaired by the Plan. Each holder of an Allowed MBIA Claim is entitled to vote to accept or reject the Plan.

   4.10  Class 4d--Letter of Credit Backed PC Bond Claims.

      (a) Allowance. The Letter of Credit Backed PC Bond Claims shall be deemed Allowed Letter of Credit Backed PC Bond Claims in the amount of $613,550,000, plus accrued and unpaid pre-petition interest on such amount, plus Allowed Claims in the amount of all unpaid fees and expenses of the related Issuer and Bond Trustee accrued through the Petition Date under the terms of the applicable PC Bond Documents.

      (b)  Distributions.

          (i) Each series of Letter of Credit Backed PC Bonds, and each of the PC Bond Documents relating thereto, shall remain outstanding. Each of the Loan Agreements and the PC Bond Documents related to the Letter of Credit Backed PC Bonds will be reinstated and rendered unimpaired in accordance with section 1124 of the Bankruptcy Code. Each holder of a Letter of Credit Backed PC Bond will be paid Cash in an amount equal to any and all accrued and unpaid interest owed to such holder in respect of such Letter of Credit Backed PC Bond in accordance with the terms thereof to and including the last scheduled interest payment date preceding the Effective Date. All unpaid fees and expenses of the Issuer and Bond Trustee due and owing under the applicable Loan Agreement will also be paid in Cash. The Reorganized Debtor will be solely liable for the Debtor's payment obligations under the PC Bond Documents related to the Letter of Credit Backed PC Bonds.

          (ii) With respect to any property transferred by the Debtor to ETrans, GTrans or Gen pursuant to the terms of the Plan, the acquisition or construction of which was financed or refinanced with the proceeds of a series of Letter of Credit Backed PC Bonds, the transferee shall assume the obligation to perform, satisfy and/or comply with those terms, covenants, conditions or obligations under the related PC Bond Documents arising from and after the Effective Date, that are to be observed, performed, satisfied or complied with by the owner or operator of the "Project" (as described therein) or any portion thereof which is then owned or controlled by such party, including, without limitation,
       (A) any obligation to maintain such Project or portion thereof and its other assets and to timely pay any taxes, governmental charges, assessments, insurance premiums or other costs or expenses related thereto; (B) the obligation to comply with all restrictions on the use of such Project or portion thereof set forth in the related PC Bond Documents; and (C) the obligation to refrain from taking any action or permitting any action to be taken with respect to such Project or portion thereof that could cause interest on the related series of PC Bonds to become includable in the gross income of the holders thereof for federal income tax purposes. Notwithstanding the assumption of the obligations by each of ETrans, GTrans and Gen as described above, the Reorganized Debtor will not be released from liability under PC Bond Documents related to the Letter of Credit Backed PC Bonds.

          (iii) On or prior to the Effective Date, the Reorganized Debtor, the Issuer and the Bond Trustee shall receive an opinion of the original bond counsel to the effect that the transactions set forth in the Plan with respect to the Letter of Credit Backed PC Bonds and the execution and delivery of any releases, amendments or other agreements in connection therewith will not, in and of themselves, cause interest thereon to become includable in the gross income of the holders thereof for federal income tax purposes.

      (c) Impairment and Voting. Class 4d is unimpaired by the Plan. Each holder of an Allowed Letter of Credit Bank Claim is conclusively presumed to have accepted the Plan and is not entitled to vote to accept or reject the Plan.

   4.11  Class 4e--Letter of Credit Bank Claims.

      (a) Allowance. The Letter of Credit Bank Claims with respect to payments that may become due by the Debtor under the terms of each of the Reimbursement Agreements as reimbursement for amounts drawn under the Letter of Credit shall be deemed contingent Claims in an amount equal to the outstanding Stated Amount of each of the Letters of Credit, and Letter of Credit Bank Claims for any and all other accrued and unpaid amounts due by the Debtor under each of the Reimbursement Agreements, including any and all amounts due by the Debtor as reimbursement of amounts paid by a Letter of Credit Issuing Bank under its Letter of Credit to the Bond Trustee for the payment of interest on the related Letter of Credit Backed PC Bonds shall be deemed Allowed Letter of Credit Bank Claims.

      (b)  Distributions.

          (i) Commencing within ten (10) days after the Confirmation Date, to the extent that the Debtor has not reimbursed the applicable Letter of Credit Issuing Bank and the applicable Banks, if any, for drawings made on the related Letter of Credit with respect to the payment of interest on the related series of Letter of Credit Backed PC Bonds to the extent provided in the respective Reimbursement Agreement, each holder of an Allowed Letter of Credit Bank Claim will be paid Cash in an amount equal to its pro rata share of the aggregate amount paid by the respective Letter of Credit Issuing Bank to the respective Bond Trustee under the terms of the applicable Letter of Credit with respect to the payment of the interest on the Letter of Credit Backed PC Bonds to which such Letter of Credit Bank Claim relates during the period from the Petition Date to and including the last scheduled interest payment date on such Letter of Credit Backed PC Bonds preceding the Effective Date. Each holder of an Allowed Letter of Credit Bank Claim will also be paid Cash in an amount equal to its pro rata share of all other amounts then due and owing to the respective Letter of Credit Issuing Bank and the applicable Banks, if any, under the terms of the respective Reimbursement Agreement (other than for reimbursement of drawings on the respective Letter of Credit) through the Effective Date, including, without limitation, interest at the interest rate due on such amounts to the extent provided in the respective Reimbursement Agreements, and any due and owing Forbearance, Extension and Letter of Credit Fees (as hereinafter defined) through the Effective Date, and the reasonable fees and expenses of unrelated third-party professionals retained by the Letter of Credit Issuing Banks, to the extent incurred subsequent to the Petition Date in the Chapter 11 Case, which with respect to each Letter of Credit Issuing Bank for the period prior to December 1, 2001, to the extent payment of such fees and expenses are approved by the Bankruptcy Court prior to the Confirmation Date and such payment is made prior to the Confirmation Date, shall be in an aggregate amount equal to the amount mutually agreed to by the Debtor and each Letter of Credit Issuing Bank.

          (ii) On the Effective Date one of the following shall occur with respect to each series of Letter of Credit Backed PC Bonds and its respective Letter of Credit, at the option of the Debtor separately for each series of Letter of Credit Backed PC Bonds:

             (A) Purchase Option. The respective series of Letter of Credit Backed PC Bonds shall be called for mandatory tender in accordance with the terms of the respective Indenture and shall be purchased by the respective Bond Trustee through a draw on the related Letter of Credit and, at the option of the respective Letter of Credit Issuing Bank, shall either be registered in the name of the respective Letter of Credit Issuing Bank or in the name of the Debtor subject to a first lien security interest in favor of the respective Letter of Credit Issuing Bank to additionally secure the obligations of the Debtor under the related Reimbursement Agreement. On the Effective Date, to the extent that the Debtor has not reimbursed the applicable Letter of Credit Issuing Bank and the applicable Banks, if any, for drawings made on the related Letter of Credit with respect to the payment of interest on the related series of Letter of Credit Backed PC Bonds to the extent provided in the respective Reimbursement Agreement, each holder of an Allowed Letter of Credit Bank Claim will receive Cash in an amount equal to its pro rata share of the interest portion of the purchase price of the tendered Letter of Credit Backed PC Bonds paid out of a draw on the respective Letter of Credit. On the Effective Date, the Letter of Credit Issuing Bank shall transfer the related Letter of Credit Backed PC Bonds in the aggregate principal amount as set forth on Exhibit D attached hereto to the Debtor free and clear of all liens. On the Effective Date, each holder of an Allowed Letter of Credit Bank Claim will receive its pro rata share of (1) Cash in an amount equal to sixty percent (60%) of the principal portion of the purchase price of the tendered Letter of Credit Backed PC Bonds paid out of a draw on the respective Letter of Credit; and (2) Long-Term Notes from ETrans, GTrans and Gen, collectively, having an aggregate face value equal to forty percent (40%) of the principal portion of the purchase price of the tendered Letter of Credit Backed PC Bonds paid out of a draw on the respective Letter of Credit, plus a placement fee in an aggregate amount equal to one and one-half percent (1.5%) of the principal amount of such Long-Term Notes. Alternatively, at the option of the Letter of Credit Issuing Bank, the reimbursement for the principal portion of the purchase price of the tendered Letter of Credit Backed PC Bonds paid out of a draw on the respective Letter of Credit shall be paid on the Effective Date through a combination of Cash and Long-Term Notes upon terms equivalent to the Cash, Long-Term Notes and other consideration provided for in the treatment of Class 5 unsecured creditors.

             (B) Remarketing Option. The respective series of Letter of Credit Backed PC Bonds shall be called for mandatory tender in accordance with the terms of the respective Indenture and shall be purchased by the respective Bond Trustee through a draw on the related Letter of Credit. The Debtor will then either (1) provide or cause to be provided to the respective Bond Trustee an alternative "Credit Facility" pursuant to the terms of the respective Indenture in lieu of the existing Letter of Credit, or (2) obtain the consent of the Issuer to remarket the respective series of Letter of Credit Backed PC Bonds without credit enhancement in accordance with the terms of the applicable Indenture. In either event the respective series of Letter of Credit Backed PC Bonds shall be remarketed, at par, in accordance with the terms of the Indenture and the other PC Bond Documents. In such event, on the Effective Date, the Letter of Credit Issuing Bank will receive (1) from the Debtor, to the extent that the Debtor has not reimbursed the applicable Letter of Credit Issuing Bank and the applicable Banks, if any, for drawings made on the related Letter of Credit with respect to the payment of interest on the related series of Letter of Credit Backed PC Bonds to the extent provided in the respective Reimbursement Agreement, Cash in an amount equal to the interest portion of the purchase price of the tendered Letter of Credit Backed PC Bonds paid out of a draw on the respective Letter of Credit, and (2) from the Bond Trustee, an amount equal to the principal portion of the purchase price of the tendered Letter of Credit Backed PC Bonds paid out of a draw on the respective Letter of Credit, which amount shall be paid from the remarketing proceeds of the respective Letter of Credit Backed PC Bonds in accordance with the terms of the respective Indenture.

             (C) No Bonds Option. With respect to each Letter of Credit Issuing Bank and the related Banks, if any, in the event that neither the Purchase Option nor the Remarketing Option, as applicable, can be consummated or the respective series of Letter of Credit Backed PC Bonds are redeemed on or prior to the Effective Date as the result of the expiration of the respective Letter of Credit or otherwise, then either:

                 (1) The Class 4e Claim of such Letter of Credit Issuing Bank and the applicable Banks, if any, would be converted to a Class 4f Claim in an amount equal to the amount due by the Debtor under the terms of the respective Reimbursement Agreement as reimbursement for amounts paid by such Letter of Credit Issuing Bank under its respective Letter of Credit to the Bond Trustee for the payment of the principal portion of the redemption price of the related series of Letter of Credit Backed PC Bonds; or

                 (2) If (i) the Letter of Credit Issuing Bank maintains its Letter of Credit outstanding in its initial stated amount through the Effective Date and does not provide the Trustee with notice of default under its Reimbursement Agreement or non-reinstatement of its Letter of Credit or take any other action which would result in the redemption, either in whole or in part, of the outstanding Letter of Credit Backed PC Bonds without the prior written consent of the Debtor, and (ii) the Letter of Credit Issuing Bank and each of the related Banks, if any, take all action reasonably required by the Debtor to keep the Letter of Credit Backed PC Bonds outstanding and to facilitate either the Purchase Option or the Remarketing Option, as applicable, including, without limitation, giving direction to the Trustee, providing commercially reasonably indemnification to the Issuer and the Trustee, and using their best efforts to consummate the proposed amendments to the terms of the Letter of Credit Backed PC Bonds as set forth herein and to consummate either the Purchase Option or the Remarketing Option as applicable, so as to maintain for the Debtor the benefits of the tax-exempt financing provided by the related series of Letter of Credit Backed PC Bonds, then in the event that the Letter of Credit Backed PC Bonds are redeemed on or prior to the Effective Date for reasons beyond the control of the Letter of Credit Issuing Bank, either
              (x) the Letter of Credit Issuing Bank will receive (i) Cash in an amount equal to sixty percent (60%) of the principal portion of the redemption price of the redeemed Letter of Credit Backed PC Bonds paid out of a draw on the respective Letter of Credit; and
              (ii) Long-Term Notes having an aggregate face value equal to forty percent (40%) of the principal portion of the redemption price of the redeemed Letter of Credit Backed PC Bonds paid out of a draw on the respective Letter of Credit, plus a placement fee in an amount equal to one and one-half percent (1.5%) of the aggregate principal amount of such Long-Term Notes; or (y) at the option of the Letter of Credit Issuing Bank, the reimbursement for the principal portion of the redemption price of the redeemed Letter of Credit Backed PC Bonds paid out of a draw on the respective Letter of Credit shall be paid on the Effective Date through a combination of Cash and Long- Term Notes upon terms equivalent to the Cash, Long-Term Notes and other consideration provided for in the treatment of Class 5 unsecured creditors.

          (iii) On or prior to the Effective Date, the Reorganized Debtor, the Issuer and the Bond Trustee shall receive an opinion of the original bond counsel to the effect that the transactions set forth herein with respect to the Letter of Credit Bank Claims and the execution and delivery of any amendments or other agreements in connection therewith will not, in and of themselves, cause interest thereon to become includable in the gross income of the holders thereof for federal income tax purposes.

          (iv) Since the Petition Date, consistent with its duties as a Debtor-in-Possession, the Debtor has not reimbursed any of the Letter of Credit Issuing Banks for any of the payments they have made pursuant to the several post-petition draws by the respective Bond Trustee that have been applied to the payment of interest on the related series of Letter of Credit Backed PC Bonds. As a result thereof, each of the Letter of Credit Issuing Banks has had the right upon the passage of time, the giving of notice or both to (A) declare a default under its respective Reimbursement Agreement; (B) notify the respective Bond Trustee of such default; and (C) direct the respective Bond Trustee to call an "Event of Default" under the terms of the respective Indenture and, in accordance with the terms of the respective Indenture, cause the Bond Trustee to declare the respective series of Letter of Credit Backed PC Bonds immediately due and payable.

          (v) However, pursuant to the terms of an agreement among the Debtor and each of the Letter of Credit Issuing Banks (the "LC Bank Agreement") that was approved by order of the Bankruptcy Court entered on April 9, 2002, the Letter of Credit Issuing Banks have agreed, among other things and subject to certain conditions, to (A) maintain each of the Letters of Credit outstanding in the stated amounts set forth on Exhibit D attached hereto, (B) not provide the Trustee with notice of any default under any of the Reimbursement Agreements or non-reinstatement of any of the Letters of Credit or take any other action which would result in the mandatory tender or redemption, either in whole or in part, of any of the outstanding Letter of Credit Backed PC Bonds without the prior written consent of the Debtor, and (C) extend the expiration date of each of the Letters of Credit to the first business day subsequent to the one (1) year anniversary of the existing expiration date of each Letter of Credit existing as of the Petition Date. In consideration for such forbearance and other actions by the Letter of Credit Issuing Banks, the Debtor has agreed, among other things and subject to certain conditions, to pay to each Letter of Credit Issuing Bank, (1) during the period from and after the date such payments are approved by the Bankruptcy Court and continuing until the Confirmation Date, quarterly, in arrears, the Letter of Credit fee as set forth in the respective Reimbursement Agreement (the "Original Letter of Credit Fee"), together with an amount equal to the positive difference, if any, of an amount per annum equal to two percent (2%) of the Stated Amount of the Letter of Credit, less the Original Letter of Credit Fee, which total fee accrues from and after December 1, 2001 and until the Confirmation Date, and has been payable on the same dates as are set forth for payment of Letter of Credit Fees in the applicable Reimbursement Agreement, and (2) during the period from and after the Confirmation Date and continuing until the Effective Date, quarterly, in arrears, the Original Letter of Credit Fee, together with an amount equal to the positive difference, if any, of an amount per annum equal to three percent (3%) of the Stated Amount of the Letter of Credit, less the Original Letter of Credit Fee, which total fee accrues from and after the Confirmation Date until the Effective Date, and shall be payable on the same dates as are set forth for payment of Letter of Credit fees in the applicable Reimbursement Agreement (the Original Letter of Credit Fee together with such additional sums being hereinafter referred to collectively as the "Forbearance, Extension and Letter of Credit Fees"). Additionally, on the Confirmation Date, pursuant to the terms of the LC Bank Agreement, the Debtor has agreed, among other things and subject to certain conditions, to pay to Deutsche Bank AG New York Branch an agency fee in the amount of $250,000.

      (c) Impairment and Voting. Class 4e is impaired by the Plan. Each holder of an Allowed Letter of Credit Bank Claim is entitled to vote to accept or reject the Plan.

   4.12  Class 4f--Prior Bond Claims.

      (a) Allowance. The Prior Bond Claims shall be deemed Allowed Prior Bond Claims in the amount of $453,550,000, plus any and all other accrued and unpaid amounts due by the Debtor under the terms of each of the Prior Reimbursement Agreements; provided, however, that each Allowed Prior Bond Claim will be paid in the amount necessary to render it unimpaired as set forth herein. The aggregate principal amount of Allowed Prior Bond Claims is subject to increase by the amount of any Letter of Credit Bank Claim that is converted to a Prior Bond Claim in accordance with Section 4.11(b)(ii)(C)(i) hereof.

      (b) Distributions. Each Allowed Prior Bond Claim will be reinstated and rendered unimpaired in accordance with section 1124 of the Bankruptcy Code. On the Effective Date one of the following shall occur with respect to each Prior Reimbursement Agreement and all of the Allowed Prior Bond Claims arising with respect thereto:

          (i) Each holder of an Allowed Prior Bond Claim will be paid Cash in an amount equal to (A) the outstanding Reimbursement Obligation, or portion thereof, owing to such holder, (B) any and all accrued and unpaid interest owing to such holder in respect of such Reimbursement Obligation or applicable portion thereof at a fluctuating rate of interest in accordance with the terms of the applicable Reimbursement Agreement, and (C) all other amounts due and owing to the respective holder of an Allowed Prior Bond Claim under the terms of the respective Prior Reimbursement Agreement, through the Effective Date.

          (ii) Alternatively, upon the written request of the Debtor, with the prior written consent of the respective Prior Letter of Credit Issuing Bank, the related Banks and each of the other holders of Allowed Prior Bond Claims related thereto, each such holder of an Allowed Prior Bond Claim will be paid Cash in an amount equal to (A) any and all accrued and unpaid interest owing to such holder in respect of the Reimbursement Obligation or applicable portion thereof owing to such holder at a fluctuating rate of interest in accordance with the terms of the applicable Reimbursement Agreement, and (B) all other amounts (other than the Reimbursement Obligation or applicable portion thereof) due and owing to the respective holder of an Allowed Prior Bond Claim under the terms of the respective Prior Reimbursement Agreement, through the Effective Date. On the Effective Date, the applicable Prior Letter of Credit Issuing Bank, the related Banks and any other holders of Allowed Prior Bond Claims related thereto shall sell, transfer and assign to the Debtor or its assignee, all of the Prior Letter of Credit Issuing Banks, the applicable Banks, and all of the related Allowed Prior Bond Claim holder's rights, title and interest in the applicable Prior Reimbursement Agreement, including, but not limited to, the right to receive repayment of the related Reimbursement Obligation, together with the right to receive payment of interest thereon as set forth in the applicable Prior Reimbursement Agreement, free and clear of all Liens. In such event, on the Effective Date, the Debtor or its assignee shall purchase from the Prior Letter of Credit Issuing Bank, the related Banks and the holders of the related Allowed Prior Bond Claims, all of their rights, title and interest in the applicable Prior Reimbursement Agreement for a purchase price in Cash in an amount equal to the respective Reimbursement Obligation. All of the documents related to the transfer and sale of rights under the Prior Reimbursement Agreement shall be in form and content satisfactory to the Debtor, the Prior Letter of Credit Issuing Bank, the related Banks and each of the other holders of Allowed Prior Bonds Claims related thereto.

          (iii) In the event the Debtor elects the alternative treatment set forth in Section 4.12(b)(ii) above with respect to any Prior Bond Claim, then with respect to any property transferred by the Debtor to ETrans, GTrans or Gen pursuant to the terms of the Plan, the acquisition or construction of which was financed or refinanced with the proceeds of a series of Prior Bonds, upon written request of the Debtor, the transferee shall assume the obligation to perform, satisfy and/or comply with those terms, covenants, conditions or obligations under the related PC Bond Documents arising from and after the Effective Date that are to be observed, performed, satisfied or complied with by the owner or operator of the "Project" (as described therein) or any portion thereof which is then owned or controlled by such party, including, without limitation, (a) any obligation to maintain such Project or portion thereof and its other assets and to pay timely any taxes, governmental charges, assessments, insurance premiums or other costs or expenses related thereto, (b) the obligation to comply with all restrictions on the use of such Project or portion thereof set forth in the related PC Bond Documents, and (c) the obligation to refrain from taking any action or permitting any action to be taken with respect to such Project or portion thereof that could cause interest on any bonds issued in whole or in part for the purpose of refunding the related series of PC Bonds to become includable in the gross income of the holders thereof for federal income tax purposes.

      (c) Impairment and Voting. Class 4f is unimpaired by the Plan. Each holder of an Allowed Prior Bond Claim is conclusively presumed to have accepted the Plan and is not entitled to vote to accept or reject the Plan.

   4.13  Class 4g--Treasury PC Bond Claims.

      (a) Allowance. The Treasury PC Bond Claims shall be deemed Allowed Treasury PC Bond Claims in the amount of $80,770,000, plus accured and unpaid pre-petition interest on such amount, plus Allowed Claims in the amount of all unpaid fees and expenses of the related Issuer and Bond Trustee accured through the Petition Date under the terms of the applicable PC Bond Documents.

      (b)  Distributions.

          (i) Each series of Treasury PC Bonds shall remain outstanding. Each of the Loan Agreements and the PC Bond Documents related to the Treasury PC Bonds will be reinstated and rendered unimpaired in accordance with section 1124 of the Bankruptcy Code. The Debtor's obligations under the PC Bond Documents related to the Treasury PC Bonds shall be solely the obligation of the Reorganized Debtor. Each holder of a Treasury PC Bond shall be paid Cash in an amount equal to any and all accrued and unpaid interest owed to such holder in respect of such Treasury PC Bond in

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

       accordance with the terms thereof to and including the last scheduled interest payment date preceding the Effective Date. All unpaid fees and expenses of the Issuer and Bond Trustee due and owing under the applicable Loan Agreement shall also be paid in Cash.

          (ii) With respect to any property transferred by the Debtor to ETrans, GTrans or Gen pursuant to the terms of the Plan, the acquisition or construction of which was financed or refinanced with the proceeds of a series of Treasury PC Bonds, the transferee shall assume the obligation to perform, satisfy and/or comply with those terms, covenants, conditions or obligations under the related PC Bond Documents arising from and after the Effective Date which are to be observed, performed, satisfied or complied with by the owner or operator of the "Project" (as described therein) or any portion thereof which is then owned or controlled by such party, including, without limitation, (A) any obligation to maintain such Project or portion thereof and its other assets and to timely pay any taxes, governmental charges, assessments, insurance premiums or other costs or expenses related thereto, (B) the obligation to comply with all restrictions on the use of such Project or portion thereof set forth in the related PC Bond Documents, and (C) the obligation to refrain from taking any action or permitting any action to be taken with respect to such Project or portion thereof that could cause interest on the related series of PC Bonds to become includable in the gross income of the holders thereof for federal income tax purposes. Notwithstanding the assumption of the obligations by each of ETrans, GTrans and Gen as described above, the Reorganized Debtor will not be released from liability under the Treasury PC Bonds.

          (iii) On the Effective Date, the Reorganized Debtor, the Issuer and the Bond Trustee shall receive an opinion of the original bond counsel to the effect that the transactions set forth herein with respect to the Treasury PC Bonds and the execution and delivery of any releases, amendments or other agreements in connection therewith will not, in and of themselves, cause interest thereon to become includable in the gross income of the holders thereof for federal income tax purposes.

      (c) Impairment and Voting. Class 4g is unimpaired by the Plan. Each holder of an Allowed Treasury PC Bond Claim is conclusively presumed to have accepted the Plan and is not entitled to vote to accept or reject the Plan.

   4.14  Class 5--General Unsecured Claims.

      (a) Distributions. Each Allowed General Unsecured Claim will be satisfied as follows: (i) any pre-petition interest (to the extent not previously paid) will be paid in Cash and (ii) the remainder of such Allowed Claim will be paid as follows: (a) sixty percent (60%) in Cash; (b) a pro rata share of the Excess Cash, if any, to be divided among holders of Allowed Claims in Classes 5, 6 and 7; and (c) the remainder in Long-Term Notes from ETrans, GTrans and Gen, collectively. In addition, each holder of an Allowed General Unsecured Claim will be paid in Cash on the Effective Date or as soon as practicable thereafter a placement fee equal to two and one-half percent (2.5%) of the principal amount of the Long-Term Notes issued to such holder and an additional placement fee equal to one-half percent (0.50%) of the principal amount of the Long-Term Notes issued to such holder by ETrans and GTrans that have a maturity of greater than ten
   (10) years.

      (b) Impairment and Voting. Class 5 is impaired by the Plan. Each holder of an Allowed General Unsecured Claim is entitled to vote to accept or reject the Plan.

   4.15  Class 6--ISO, PX and Generator Claims.

      (a) Distributions. Each Allowed ISO, PX and Generator Claim will be satisfied as follows: (i) any pre-petition interest (to the extent not previously paid) will be paid in Cash and (ii) the remainder of such Allowed Claim will be paid as follows: (a) sixty percent (60%) in Cash; (b) a pro rata share of the Excess Cash, if any, to be divided among holders of Allowed Claims in Classes 5, 6 and 7; and (c) the remainder in Long-Term Notes from ETrans, GTrans and Gen, collectively. In addition, each holder of an Allowed ISO, PX and Generator Claim will be paid in Cash on the Effective Date or as soon as practicable thereafter a

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

   placement fee equal to two and one-half percent (2.5%) of the principal amount of the Long-Term Notes issued to such holder and an additional placement fee equal to one-half percent (0.50%) of the principal amount of the Long-Term Notes issued to such holder by ETrans and GTrans that have a maturity of greater than ten (10) years.

      (b) Impairment and Voting. Class 6 is impaired by the Plan. Each holder of an Allowed ISO, PX and Generator Claim is entitled to vote to accept or reject the Plan.

   4.16  Class 7--ESP Claims.

      (a)  Distributions.  Each Allowed ESP Claim will be satisfied as follows:
   (i) any pre-petition interest (to the extent not previously paid) will be paid in Cash and (ii) the remainder of such Allowed Claim will be paid as follows: (a) sixty percent (60%) in Cash; (b) a pro rata share of the Excess Cash, if any, to be divided among holders of Allowed Claims in Classes 5, 6 and 7; and (c) the remainder in Long-Term Notes from ETrans, GTrans and Gen, collectively. In addition, each holder of an Allowed ESP Claim will be paid in Cash on the Effective Date or as soon as practicable thereafter a placement fee equal to two and one-half percent (2.5%) of the principal amount of the Long-Term Notes issued to such holder and an additional placement fee equal to one-half percent (0.50%) of the principal amount of the Long-Term Notes issued to such holder by ETrans and GTrans that have a maturity of greater than ten (10) years.

      (b) Impairment and Voting. Class 7 is impaired by the Plan. Each holder of an Allowed ESP Claim is entitled to vote to accept or reject the Plan.

   4.17 Class 8--Environmental, Fire Suppression, Pending Litigation and Tort Claims.

      (a) Distributions. Subject to Section 4.17(b), each Allowed Environmental, Fire Suppression, Pending Litigation and Tort Claim shall be satisfied in full in the ordinary course of business at such time and in such manner as ETrans, GTrans, Gen or the Reorganized Debtor, as the case may be, is obligated to satisfy such Allowed Claim under applicable law. Except as provided under applicable non-bankruptcy law, Post-Petition Interest will not be paid on Allowed Environmental, Fire Suppression, Pending Litigation and Tort Claims.

      (b) Liquidation of Environmental, Fire Suppression, Pending Litigation and Tort Claims. All Environmental, Fire Suppression, Pending Litigation and Tort Claims are Disputed Claims and shall be determined, resolved, or adjudicated, as the case may be, in a manner as if the Chapter 11 Case had not been commenced (except that, under sections 365 and/or 1123(b)(2) of the Bankruptcy Code, contractual provisions, accelerations and defaults eliminated or rendered unenforceable by such sections shall remain eliminated or unenforceable, and the stay shall remain in place for any Environmental, Fire Suppression, Pending Litigation and Tort Claims as to which section 365 and/or 1123(b)(2) of the Bankruptcy Code are applicable) and shall survive the Effective Date as if the Chapter 11 Case had not been commenced and, upon the determination, resolution or adjudication of any such Claim as provided herein, such Claim shall be deemed to be an Allowed Environmental Claim, Allowed Fire Suppression Claim, Allowed Pending Litigation Claim or Allowed Tort Claim, as the case may be, in the amount or in the manner determined by a Final Order or by a binding award, agreement or settlement; provided, however, that in addition to the Debtor's preservation of all rights and defenses respecting any Environmental Claim, Fire Suppression Claim, Pending Litigation Claim or Tort Claim that exist under applicable non-bankruptcy law, (i) any rejection, avoidance, recovery, or other power or defense available to the Debtor under sections 365, 510 (except subordination), 542, 543, 544, 545, 547, 548, 549, 550, 553 or 724
   of the Bankruptcy Code is preserved, except with respect to any Environmental Order, and (ii) the Debtor may object under section 502 of the Bankruptcy Code to any Environmental Claim, Fire Suppression Claim, Pending Litigation Claim or Tort Claim on the ground that (A) such Environmental Claim, Fire Suppression Claim, Pending Litigation Claim or Tort Claim was not timely asserted in the Chapter 11 Case, (B) such Environmental Claim, Fire Suppression Claim, Pending Litigation Claim or Tort Claim is subject to any power or defense reserved in clause (i) of this sentence and/or is disallowable under section 502(d) of the Bankruptcy Code,

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

   or (C) such Environmental Claim, Fire Suppression Claim, Pending Litigation Claim or Tort Claim is disallowable under section 502(e) of the Bankruptcy Code, to the extent such section is relied on to ensure that there is no duplication in the Claim of an allegedly subrogated claimant, on the one hand, and the underlying claimant whose Claim allegedly gave rise to the subrogated claim, on the other. Subject to the foregoing, all Environmental, Fire Suppression, Pending Litigation and Tort Claims shall be determined and liquidated under applicable non-bankruptcy law in the administrative or judicial tribunal in which they are pending as of the Effective Date or, if no such action is pending on the Effective Date, in any administrative or judicial tribunal of appropriate jurisdiction (other than the Bankruptcy Court). To effectuate the foregoing, the entry of the Confirmation Order shall, effective as of the Effective Date, constitute a modification of any stay or injunction under the Bankruptcy Code that would otherwise preclude the determination, resolution or adjudication of any Environmental Claims, Fire Suppression Claims, Pending Litigation Claims or Tort Claims, except for any Environmental Claim, Fire Suppression Claim, Pending Litigation Claim or Tort Claim arising out of the exercise by the Debtor, as Debtor-in-Possession, of any rejection, avoidance, recovery or other power or defense available to it pursuant to any one or more of sections 365, 510 (except subordination), 542, 543, 544, 545, 547, 548, 549,550, 553 or 724 of
   the Bankruptcy Code, except with respect to any Environmental Order. Nothing contained in this Section 4.17(b) will constitute or be deemed to constitute a waiver or release of any (i) claim, right or Cause of Action that the Debtor, Reorganized Debtor, ETrans, GTrans or Gen may have against any Person or Governmental Entity in connection with or arising out of any Environmental, Fire Suppression, Pending Litigation and Tort Claims, including, but not limited to, any rights under section 157(b) of title 28, United States Code, or (ii) defense in any action or proceeding in any administrative or judicial tribunal, including, but not limited to, with respect to the jurisdiction of such administrative or judicial tribunal, except a defense to a Claim that was timely asserted in the Chapter 11 Case and that constitutes an Environmental Claim, a Fire Suppression Claim, a Pending Litigation Claim or a Tort Claim, where such defense is based on the discharge of section 1141(d) of the Bankruptcy Code. In light of the unimpaired pass-through treatment of Environmental Claims, Fire Suppression Claims, Pending Litigation Claims and Tort Claims hereunder, the Reorganized Debtor waives the discharge of section 1141(d) of the Bankruptcy Code as to any Claim that was timely asserted in the Chapter 11 Case and that constitutes an Environmental Claim, a Fire Suppression Claim, a Pending Litigation Claim or a Tort Claim.

      As to any consent decree, injunction, cleanup and abatement order or any other administrative or judicial order or decree binding upon the Debtor and in effect as of the Effective Date (whether originating before or after the Petition Date) that pertains to any environmental matter described in clauses (a) through (c) of the definition of Environmental Claims herein (each an "Environmental Order"), each such Environmental Order, regardless of whether it constitutes or is characterized as an Environmental Claim, shall also survive the Effective Date as if the Chapter 11 Case had not been commenced, shall not be discharged under section 1141(d) of the Bankruptcy Code, and shall not otherwise be adversely affected by the Chapter 11 Case (except for any objection to such Environmental Claim based on the contention that such Environmental Order is an Environmental Claim that was not timely asserted in the Chapter 11 Case).

      (c) Impairment and Voting, Pending Litigation. Class 8 is unimpaired by the Plan. Each holder of an Allowed Environmental, Fire Suppression and Tort Claim is conclusively presumed to have accepted the Plan and is not entitled to vote to accept or reject the Plan.

   4.18  Class 9--[Intentionally Blank]

   4.19  Class 10--Convenience Claims.

      (a) Distributions. Each holder of an Allowed Convenience Claim shall be paid Cash in an amount equal to one hundred percent (100%) of such Allowed Claim.

      (b) Impairment and Voting. Class 10 is unimpaired by the Plan. Each holder of an Allowed Convenience Claim is conclusively presumed to have accepted the Plan and is not entitled to vote to accept or reject the Plan.

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

   4.20  Class 11--QUIDS Claims.

      (a) Allowance. The QUIDS Claims shall be deemed Allowed QUIDS Claims in the amount of $300,000,000, plus accrued and unpaid pre-petition interest on such amount.

      (b) Distributions. Each Allowed QUIDS Claim will be satisfied as follows: (i) all pre-petition interest will be paid in Cash and (ii) the remainder of such Allowed Claim will be paid one hundred percent (100%) in QUIDS Notes.

      (c) Impairment and Voting. Class 11 is impaired by the Plan. Each holder of an Allowed QUIDS Claim is entitled to vote to accept or reject the Plan.

   4.21  Class 12--Workers' Compensation Claims.

      (a) Distributions. Each Allowed Workers' Compensation Claim arising prior to the Petition Date shall be satisfied in full in the ordinary course of business at such time and in such manner as the Reorganized Debtor, ETrans, GTrans or Gen, as the case may be, is obligated to satisfy such Allowed Claim under applicable law. Post-petition Workers' Compensation Claims are treated as Administrative Expense Claims herein and shall receive the same pass-through treatment as Workers' Compensation Claims arising prior to the Petition Date. Except as provided under applicable non-bankruptcy law, Post-Petition Interest will not be paid on any Workers' Compensation Claims. Nothing herein shall affect (i) the subrogation rights, to extent the applicable or available, of any surety of pre-petition or post-petition Workers' Compensation Claims or (ii) the rights of the Debtor to object, pursuant to the Bankruptcy Code, to the existence of any such subrogation rights.

      (b) Impairment and Voting. Class 12 is unimpaired under the Plan. Each holder of an Allowed Workers' Compensation Claim is conclusively presumed to have accepted the Plan and is not entitled to vote to accept or reject the Plan.

   4.22  Class 13--Preferred Stock Equity Interests.

      (a) Treatment. Each holder of a Preferred Stock Equity Interest shall retain its Preferred Stock in the Reorganized Debtor and shall be paid in Cash any dividends and sinking fund payments accrued in respect of such Preferred Stock through the last scheduled payment date prior to the Effective Date.

      (b) Impairment and Voting. While the Debtor believes that Class 13 is unimpaired by the Plan, certain holders of Preferred Stock Equity Interests may believe that Class 13 is impaired by the Plan. To avoid delaying the voting process, holders of Preferred Stock Equity Interests are being solicited to vote on the Plan as a precautionary measure so that the voting results will be available if it is determined by the Bankruptcy Court that such Class is impaired. Allowing the holders of Preferred Stock Equity Interests to vote shall be without prejudice to the Debtor's contention that this Class is unimpaired and the Debtor reserves the right to contest any objection to the unimpaired status of this Class.

   4.23  Class 14--Common Stock Equity Interests.

      (a) Treatment. Each holder of a Common Stock Equity Interest shall retain its Common Stock in the Debtor, but the Common Stock directly held by the Parent shall be distributed by the Parent to the shareholders of the Parent in accordance with the Master Separation Agreement.

      (b) Impairment and Voting. Class 14 is impaired by the Plan. Each holder of an Allowed Common Stock Equity Interest is entitled to vote to accept or reject the Plan.

   4.24 Allocation of Long-Term Notes. To the extent the Plan provides for the satisfaction of a portion of an Allowed Claim in the form of Long-Term Notes, the aggregate amount of such Long-Term Notes shall be divided among each of the following entities approximately as follows:

          (i)  ETrans: twenty-seven percent (27%);

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

          (ii)  GTrans: twenty-one percent (21%); and

          (iii)  Gen: fifty-two percent (52%)./4/

   4.25 Tax Treatment. To the extent that, in the Proponents' discretion, adjustments are required with respect to the nature or terms of consideration to be distributed to holders of Allowed Claims pursuant to this Article IV in order to obtain a desired tax treatment, such adjustments shall be made in the form of an alteration, amendment or modification of the Plan in accordance with
Section 11.11 hereof.

                                   ARTICLE V

 PROVISIONS REGARDING VOTING AND DISTRIBUTIONS UNDER THE PLAN AND TREATMENT OF DISPUTED, CONTINGENT AND UNLIQUIDATED ADMINISTRATIVE EXPENSE CLAIMS, CLAIMS AND
                               EQUITY INTERESTS

   5.1 Voting of Claims and Equity Interests. Each holder of record as of the Voting Record Date of an Allowed Claim or Equity Interest in an Impaired Class of Claims or Equity Interests set forth in Article IV hereof shall be entitled to vote separately to accept or reject the Plan with regard to each Impaired Class of Claims or Equity Interests. If the Debtor objects to a Claim, the Claim becomes a Disputed Claim. A Disputed Claim is not entitled to vote on the Plan unless the Debtor or the holder of the Disputed Claim obtains an order of the Bankruptcy Court estimating the amount of the Disputed Claim for voting purposes. If the Debtor does not object to a Claim prior to the date on which the Disclosure Statement and the Ballot are transmitted to creditors for voting, the holder of such Claim will be permitted to vote on the Plan in the full amount of the Claim as filed.

   5.2 Elimination of Vacant Classes. Any Class of Claims that is not occupied as of the commencement of the Confirmation Hearing by an Allowed Claim or a Claim temporarily allowed under Bankruptcy Rule 3018 or as to which no vote is cast shall be deemed eliminated from the Plan for purposes of voting to accept or reject the Plan and for purposes of determining acceptance or rejection of the Plan by such Class pursuant to section 1129(a)(8) of the Bankruptcy Code.

   5.3 Nonconsensual Confirmation. If any Impaired Class of Claims or Equity Interests entitled to vote shall not accept the Plan by the requisite statutory majorities provided in section 1126(c) of the Bankruptcy Code, the Debtor reserves the right to amend the Plan in accordance with Section 11.11 hereof or to undertake to have the Bankruptcy Court confirm the Plan under section 1129(b) of the Bankruptcy Code, or both.

   5.4  Method of Distributions under the Plan.

      (a) Disbursing Agent. All distributions under the Plan shall be made by the Debtor as Disbursing Agent or such other Entity designated by the Debtor as Disbursing Agent. A Disbursing Agent shall not be required to provide any bond, surety or other security for the performance of its duties, unless otherwise ordered by the Bankruptcy Court; and, in the event that a Disbursing Agent is so otherwise ordered, all costs and expenses of procuring any such bond, surety or other security shall be borne by the Debtor.

      (b)  Distributions to Holders as of the Distribution Record Date.

          (i) Subject to Bankruptcy Rule 9010, all distributions under the Plan shall be made (A) to the holder of each Allowed Claim or Equity Interest at the address of such holder as listed on the Debtor's
--------
/4/ To the extent the amount of Allowed Claims is greater than that on which the Plan is based, the proportion of Long-Term Notes to be issued by Gen will be increased. The actual allocation percentages will be equal to fractions, expressed as percentages, the numerators of which are the principal amounts of ETrans Long-Term Notes, GTrans Long-Term Notes and Gen Long-Term Notes to be issued (after giving effect to Excess Cash, but without taking into account any reduction in such issuance to occur as the result of the payment of Cash in lieu of fractional Long-Term Notes), respectively, and the denominator of which is the sum of the foregoing.

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       Bankruptcy Schedules as of the Distribution Record Date, unless the
       Debtor has been notified in writing of a change of address, including, without limitation, by the filing of a timely proof of Claim or Equity Interest by such holder that provides an address for such holder different from the address reflected on the Debtor's Bankruptcy Schedules, or (B) pursuant to the terms of a particular indenture of the Debtor or in accordance with other written instructions of a trustee under such indenture.

          (ii) As of the close of business on the Distribution Record Date, the claims register and records of the stock transfer agent shall be closed, and there shall be no further changes in the record holder of any Claim or Equity Interest. The Debtor shall have no obligation to recognize any transfer of any Claim or Equity Interest occurring after the Distribution Record Date. The Debtor shall instead be authorized and entitled to recognize and deal for all purposes of the Plan with only those record holders stated on the claims register or the records of the stock transfer agent as of the close of business on the Distribution Record Date.

      (c) Distributions of Cash. Any payment of Cash made by the Debtor pursuant to the Plan shall, at the Debtor's option, be made by check drawn on a domestic bank or wire transfer, and shall first be drawn proportionately from the segregated Cash accounts established pursuant to Sections 7.1(e), 7.2(e) and 7.3(e) hereof before any other Cash sources are used.

      (d) Timing of Distributions. Except as otherwise set forth in the Plan, payments and distributions to holders of Allowed Claims or Equity Interests on the Effective Date shall be made on the Effective Date, or as soon as practicable thereafter. Any payment or distribution required to be made under the Plan on a day other than a Business Day shall be made on the next succeeding Business Day.

      (e) Allocation of Plan Distributions. All distributions in respect of Allowed Claims shall be allocated first to the portion of such Claims representing interest (as determined for federal income tax purposes), second to the original principal amount of such Claims (as determined for federal income tax purposes), and any excess to the remaining portion of such Claims.

      (f) Minimum Distributions. No payment of Cash less than one hundred dollars ($100) shall be made by the Debtor to any holder of a Claim or Equity Interest unless a request therefor is made in writing to the Debtor.

      (g) Unclaimed Distributions. All distributions under the Plan that are unclaimed for a period of one (1) year after distribution thereof shall be deemed unclaimed property under section 347(b) of the Bankruptcy Code and revested in the Debtor and any entitlement of any holder of any Claim or Equity Interest to such distributions shall be extinguished and forever barred.

      (h)  Escrow for Disputed Claims.

          (i) General Treatment. On the Effective Date (or as soon as practicable thereafter), and after making all distributions required to be made on the Effective Date, the Reorganized Debtor shall establish, at its election, one or more separate escrows, each of which shall be administered by the Disbursing Agent in accordance with the terms hereof and pursuant to the direction of the Bankruptcy Court, and shall deposit or segregate into such escrow account(s) sufficient Cash (including any placement fee(s) to be paid to holders of Disputed Claims who may receive Long-Term Notes) and Long-Term Notes to make distributions in respect of Disputed Claims; provided, however, that this provision shall not apply to Environmental Claims, Fire Suppression Claims, Pending Litigation Claims, Tort Claims and Workers' Compensation Claims. No distributions from the escrow(s) shall be made until such Disputed Claims have been Allowed or otherwise resolved by the Bankruptcy Court and any such distributions shall be made in accordance with the terms hereof. From and after the Effective Date, the Cash portion of such Disputed Claim will earn interest at the same rate as if such Cash had been invested in either (i) money market funds consisting primarily of short-term U.S. Treasury securities or (ii) obligations of or guaranteed by the United States of America or any agency thereof, at the option of the Debtor, and the Long-Term Notes will earn interest at their respective coupon rates, in either case, until the Disputed Claim becomes an Allowed Claim. To the extent a

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

       Disputed Claim becomes an Allowed Claim, such Allowed Claim will be satisfied in the same manner as all other Allowed Claims of the same Class. In addition, the holder of such a Claim will receive Cash for any placement fee(s), if applicable, and Post-Petition Interest. From and after the Effective Date, the Cash portion of such Disputed Claim will earn interest at the same rate as if such Cash had been invested in either (x) money market funds consisting primarily of short-term U.S. Treasury securities or (y) obligations of or guaranteed by the United States of America or any agency thereof, at the option of the Debtor, and the Long-Term Notes will earn interest at their respective coupon rates, in either case, until the Disputed Claim becomes an Allowed Claim.

          (ii) Termination of Escrow(s). The escrow(s) shall be terminated by the Reorganized Debtor when all distributions and other dispositions of the property of such escrow account have been made in accordance with this Plan. If any property remains in an escrow account after all Disputed Claims for which such escrowed property is being held have been resolved and distributions made in respect thereof, such property shall revert to and become the property of Reorganized Debtor, which shall, in turn, deliver (A) to ETrans any ETrans Long-Term Notes, (B) to GTrans any GTrans Long-Term Notes, and (C) to Gen any Gen Long-Term Notes. The Reorganized Debtor shall retain for its own account such Cash. In determining the aggregate amount necessary to fund any escrow account(s), the Debtor may deposit the estimated allowable amount of any Disputed Claim, as determined by the Bankruptcy Court. Any such escrow(s) established pursuant to this Section 5.4 shall be subject to the continuing jurisdiction of the Bankruptcy Court.

          (iii) Additional Cash and Long-Term Notes. In the event that the amount of Cash or Long-Term Notes deposited into the escrow(s) is insufficient to make the required payments once certain Disputed Claims become Allowed Claims, the Reorganized Debtor will pay the holder of such Allowed Claim the Cash necessary to satisfy the Cash shortfall and ETrans, GTrans and Gen shall be required to issue to the Reorganized Debtor additional Long-Term Notes (and deliver Cash equal to the interest at the coupon rate from the date of original issuance of the Long-Term Notes to the last interest payment date on the Long-Term Notes) to enable the Reorganized Debtor to deliver the applicable Long-Term Notes to such holder. Such Long-Term Notes would have terms and conditions identical to, but might not trade together with, the Long-Term Notes previously issued. Any deficiency in the amount of Cash or Long-Term Notes deposited into the escrow(s) shall not limit the obligation of the Reorganized Debtor to satisfy Disputed Claims which subsequently become Allowed Claims, and the Reorganized Debtor shall remain liable to satisfy such Allowed Claims pursuant to the Plan.

   5.5 Objections to and Resolution of Administrative Expense Claims and Claims. Except as to applications for allowance of compensation and reimbursement of Professional Compensation and Reimbursement Claims under sections 330 and 503 of the Bankruptcy Code, the Debtor shall, on and after the Effective Date, have the exclusive right to make and file objections to Administrative Expense Claims. Except as to applications for allowance of compensation and reimbursement of Professional Compensation and Reimbursement Claims under sections 330 and 503 of the Bankruptcy Code, on and after the Effective Date, the Debtor shall have the authority to compromise, settle, otherwise resolve or withdraw any objections to Administrative Expense Claims and Claims and compromise, settle or otherwise resolve Disputed Administrative Expense Claims and Disputed Claims without the approval of the Bankruptcy Court. Unless otherwise ordered by the Bankruptcy Court, (a) all objections to Claims (except for Administrative Expense Claims) shall be served and filed upon the holder of the Claim as to which the objection is made (and, as applicable, upon the Debtor and the Committee) as soon as is practicable, but in no event later than the Effective Date, and (b) all objections to Administrative Expense Claims shall be served and filed upon the holder of the Administrative Expense Claim as to which the objection is made (and, as applicable, upon the Debtor and the Committee) as soon as is practicable, but in no event later than ninety (90) days after the Effective Date.

   5.6 Payment of Trustees', Issuer's and Certain Bank Fees. To the extent allowed by law and any underlying agreement, any unpaid fees and expenses accrued through the Confirmation Date (except for any unpaid fees and expenses previously disallowed by the Bankruptcy Court) of the Bond Trustees and the trustees under the Mortgage, and various indentures, including, but not limited to, the Southern San Joaquin Valley Power Authority Agreement (acting in their capacities as trustees and, if applicable, acting in their capacities as disbursing agents), the Issuer of the PC Bonds and their respective professionals, and Bank of America, N.A., in its capacity as administrative agent under the Revolving Line of Credit (including such administrative agent's attorney's fees), shall be paid by the Debtor within ten (10) days after the Confirmation Date. Any such fees and expenses accruing after the Confirmation Date shall be payable as provided in the applicable agreement providing for such payment, or, in the case of Bank of America, N.A., in its capacity as administrative agent under the Revolving Line of Credit, at least quarterly. Upon payment of such fees and expenses, such Persons shall be deemed to have released their Liens securing payment of their fees and expenses for all fees and expenses accrued through the Effective Date.

   5.7 Cancellation of Existing Securities and Agreements. On the Effective Date, the promissory notes, bonds, debentures and all other debt instruments evidencing any Claim, including Administrative Expense Claims, other than those that are reinstated and rendered unimpaired or renewed and extended pursuant to
Article IV hereof, or renewed and remain outstanding pursuant to Article IV hereof, respectively, shall be deemed cancelled without further act or action under any applicable agreement, law, regulation, order or rule and the obligations of the Debtor under the agreements and indentures governing such Claims, as the case may be, shall be discharged. The Common Stock and Preferred Stock representing Equity Interests shall remain outstanding. Holders of promissory notes, bonds, debentures and any and all other debt instruments evidencing any Claim shall not be required to surrender such instruments.

                                  ARTICLE VI

                   EXECUTORY CONTRACTS AND UNEXPIRED LEASES

   6.1 Assumption, Assignment and/or Rejection of Executory Contracts and Unexpired Leases.

      (a) Assumption of Executory Contracts and Unexpired Leases. Pursuant to sections 365(a) and 1123(b)(2) of the Bankruptcy Code, all executory contracts and unexpired leases that exist between the Debtor and any Person or Governmental Entity shall be deemed assumed by the Debtor as of the Effective Date, except that any executory contract or unexpired lease shall be deemed rejected by the Debtor as of the Effective Date (i) that has been rejected pursuant to a Final Order entered prior to the Confirmation Date,
   (ii) as to which a motion for approval of the rejection of such executory contract or unexpired lease has been filed and served prior to the Confirmation Date that results in a Final Order or (iii) that is set forth in Schedule 6.1(a)(i) to the Plan Supplement (executory contracts) or
   Schedule 6.1(a)(ii) to the Plan Supplement (unexpired leases), which Schedules are included in the Plan Supplement; provided, however, that the Debtor reserves the right, on or prior to the conclusion of the confirmation hearing, to amend Schedules 6.1(a)(i) and 6.1(a)(ii) to the Plan Supplement to delete any executory contract or unexpired lease therefrom or add any executory contract or unexpired lease thereto, in which event such executory contract(s) or unexpired lease(s) shall be deemed to be assumed by the Debtor or rejected, as the case may be, as of the Effective Date. The Debtor will give notice of any such amendment to each counterparty to any executory contract the status of which is changed as a result of the amendment (i.e., any executory contract which is to be assumed, rejected or assumed and assigned as a result of the amendment). In the event that the counterparty opposes such proposed amendment, the Debtor will make all reasonable efforts to provide such counterparty a reasonable opportunity under the circumstances to object prior to confirmation of the Plan and, to the extent that such counterparty had the right to vote on the Plan, or became entitled to vote on the Plan as a result of the amendment to Schedule 6.1(a)(i) or 6.1(a)(ii), to provide such counterparty a reasonable time to cast a Ballot to accept or reject the Plan, or to amend its Ballot. The listing of a document on Schedules 6.1(a)(i) or 6.1(a)(ii) to the Plan Supplement shall not constitute an admission by the Debtor that such document is an executory contract or an unexpired lease or that the Debtor has any liability thereunder. Notwithstanding anything to the contrary, the Debtor waives its right to make amendments pursuant to this Section 6.1(a) with respect to the assumption of the PG&E-Western Area Power Administration Contract 2948A and related contracts, as described in Exhibit G to the Disclosure Statement.

      (b) Assumption and Assignment of Executory Contracts and Unexpired Leases. Pursuant to sections 365(f) and 1123(b)(2) of the Bankruptcy Code, all executory contracts and unexpired leases specified on Schedule 6.1(b)(i) or 6.1(b)(ii) to the Plan Supplement shall be deemed assumed and assigned by the Debtor on the Effective Date to those entities as set forth in such schedules. The Debtor reserves the right, on or prior to the conclusion of the Confirmation Hearing, to amend Schedules 6.1(b)(i) and 6.1(b)(ii) to delete any executory contract or unexpired lease therefrom or add any executory contract or unexpired lease thereto, in which event such executory contract(s) or unexpired lease(s) will be treated as set forth on such schedules as of the Effective Date. The Debtor's obligation to provide notice of amendments to Schedules 6.1(a)(i) and 6.1(a)(ii) shall also apply to amendments to Schedules 6.1(b)(i) and 6.1(b)(ii). Each executory contract and unexpired lease to be assumed or assumed and assigned by the Debtor shall include modifications, amendments, supplements, restatements or other similar agreements made directly or indirectly by any agreement, instrument or other document that in any manner affects such executory contract or unexpired lease, without regard to whether such agreement, instrument or other document is listed on Schedule 6.1(b)(i) or 6.1(b)(ii) to the Plan Supplement.

   6.2 Schedules of Rejected Executory Contracts and Unexpired Leases; Inclusiveness. Each executory contract and unexpired lease listed or to be listed on Schedule 6.1(a)(i) or 6.1(a)(ii) to the Plan Supplement shall include
(i) modifications, amendments, supplements, restatements or other similar agreements made directly or indirectly by any agreement, instrument, or other document that in any manner affects such executory contract or unexpired lease, without regard to whether such agreement, instrument or other document is listed on Schedules 6.1(a)(i) or 6.1(a)(ii) to the Plan Supplement and (ii) executory contracts or unexpired leases appurtenant to the premises listed on Schedules 6.1(a)(i) or 6.1(a)(ii) to the Plan Supplement, including, without limitation, all easements, licenses, permits, rights, privileges, immunities, options, rights of first refusal, powers, uses, usufructs, reciprocal easement agreements or vault, tunnel or bridge agreements, and any other interests in real estate or rights in rem relating to such premises to the extent any of the foregoing are executory contracts or unexpired leases, unless any of the foregoing agreements previously has been assumed or assumed and assigned by the Debtor.

   6.3 Approval of Assumption, Assumption and Assignment or Rejection of Executory Contracts and Unexpired Leases. Entry of the Confirmation Order shall, subject to and upon the occurrence of the Effective Date, constitute (a) the approval, pursuant to sections 365(a) and 1123(b)(2) of the Bankruptcy Code, of the assumption of the executory contracts and unexpired leases assumed pursuant to Section 6.1(a) of the Plan, (b) the extension of time, pursuant to section 365(d)(4) of the Bankruptcy Code, within which the Debtor may assume, assume and assign or reject the unexpired leases of non-residential property specified in Section 6.1(a) hereof through the date of entry of the Confirmation Order, (c) approval, pursuant to sections 365(f) and 1123 (b)(2) of the Bankruptcy Code, of the assignment of the executory contracts and unexpired leases assigned pursuant to Section 6.1(b) and Article VII hereof, and (d) the approval, pursuant to sections 365(a) and 1123(b)(2) of the Bankruptcy Code, of the rejection of the executory contracts and unexpired leases rejected pursuant to Section 6.1 hereof.

   6.4 Cure of Defaults. Except as may otherwise be agreed to by the parties, within thirty (30) days after the Effective Date, the Debtor shall cure any and all undisputed defaults under any executory contract or unexpired lease assumed, or assumed and assigned, by the Debtor pursuant to Sections 6.1(a) and
(b) hereof, in accordance with section 365(b)(1) of the Bankruptcy Code. All disputed defaults that are required to be cured shall be cured either within thirty (30) days of the entry of a Final Order determining the amount, if any, of the Debtor's liability with respect thereto, or as may otherwise be agreed to by the parties.

   6.5 Bar Date for Filing Proofs of Claim Relating to Executory Contracts and Unexpired Leases Rejected Pursuant to the Plan. Claims arising out of the rejection of an executory contract or unexpired lease pursuant to

Section 6.1 hereof must be properly filed in the Chapter 11 Case and served upon the Debtor no later than thirty (30) days after the later of (a) notice of entry of an order approving the rejection of such executory contract or unexpired lease, (b) notice of entry of the Confirmation Order and (c) notice of an amendment to Schedule 6.1(a)(i) or 6.1(a)(ii) to the Plan Supplement. All such Claims not filed within such time shall be forever barred from assertion against the Debtor, its estate and its property.

   6.6 Assumed Indemnification Obligations. The Assumed Indemnification Claims shall, in all respects, irrespective of whether such claims arise under contracts or executory contracts, survive confirmation of the Plan, remain unaffected thereby, and not be discharged irrespective of whether indemnification, defense, reimbursement or limitation is owed in connection with an event occurring before, on or after the Petition Date.

   6.7 Compensation and Benefit Programs. Except as provided in Section 6.1 hereof, all savings, retirement, health care, severance, performance-based cash incentive, retention, employee welfare benefit, life insurance, disability and other similar plans and agreements of the Debtor are treated as executory contracts under the Plan and shall, on the Effective Date, be deemed assumed by the Debtor in accordance with sections 365(a) and 1123(b)(2) of the Bankruptcy Code, and any defaults thereunder shall be cured as provided in Section 6.4 hereof.

   6.8 Retiree Benefits. Payments, if any, due to any Person for the purpose of providing or reimbursing payments for retired employees and their spouses and dependents for medical, surgical or hospital care benefits, or benefits in the event of sickness, accident, disability or death under any plan, fund or program (through the purchase of insurance or otherwise) maintained or established in whole or in part by the Debtor prior to the Petition Date shall be continued for the duration of the period the Debtor has obligated itself to provide such benefits.

   6.9 Settlement and Stanislaus Commitments. The obligations under (a) the 1991 Settlement Agreement between NCPA and the Debtor in an NRC proceeding implementing the Statement of Commitments accompanying the letter from the Debtor to the U.S. Department of Justice of April 30, 1976 ("1991 Settlement Agreement"), (b) the letter from the Debtor to the U.S. Department of Justice of April 30, 1976, to the extent that it represents obligations, a position disputed by the Debtor (the "1976 Letter"), and (c) the antitrust license conditions included in the Diablo Canyon Nuclear Power Plant NRC licenses ("License Conditions") (collectively, the 1991 Settlement Agreement, the 1976 Letter and the License Conditions are referred to as the "Settlement and Stanislaus Commitments") shall be assigned to each of the Reorganized Debtor, ETrans LLC and Electric Generation LLC, such that each such entity or, if determined by any court or governmental regulatory agency or authority of competent jurisdiction, such entity and any of its subsidiaries, is jointly and severally obligated for the full performance, and liable for the nonperformance of the Settlement and Stanislaus Commitments. Under the Plan, the Debtor shall assume and assign the 1991 Settlement Agreement with the written consent of NCPA to the Reorganized Debtor, ETrans LLC and Electric Generation LLC. The Debtor has proposed in filings at the NRC that the Reorganized Debtor, ETrans and Gen shall be jointly and severally liable under the License Conditions (the "Joint and Several Filings"), although the Debtor makes no representations or warranties as to whether the NRC will accept such proposal without modification. If the NRC fails for any reason to grant, authorize and approve the Joint and Several Filings (the "NRC Adverse Ruling"), this Stipulation shall not affect the rights of any party to take any action to assure the benefits of the License Conditions to the same extent as such benefits existed prior to the Debtor's bankruptcy. Such actions include, without limitation, appeal of the NRC Adverse Ruling and taking such actions in available forums to mitigate the adverse effects of the NRC Adverse Ruling and to impose the same or substantially similar obligations to the License Conditions on the Reorganized Debtor, ETrans LLC, and Electric Generation LLC and otherwise to protect their interests, rights and remedies from the NRC Adverse Ruling. The provisions of that certain Stipulation of City of Palo Alto, Northern California Power Agency and Pacific Gas and Electric Company Regarding the Settlement and Stanislaus Commitments, dated as of February 11, 2002, are incorporated herein.

                                  ARTICLE VII

                          IMPLEMENTATION OF THE PLAN

   7.1  Restructuring of the Electric Transmission Business.

      (a) Transfer of ETrans Assets. On the terms and subject to the conditions hereof, on or before the Effective Date, the Debtor shall transfer, convey, assign and deliver, and ETrans (or such other special purpose affiliates or wholly-owned subsidiaries of ETrans as are deemed appropriate by the Debtor and ETrans) shall accept all right, title and interest of the Debtor in and to the rights, properties and assets of the Debtor used in connection with the ETrans Business and set forth on Exhibit C-1 hereto (collectively the "ETransAssets"), subject to all Liens, pledges, security interests, charges, claims, restrictions and encumbrances of any nature whatsoever, except as discharged, released or removed pursuant to the Plan.

      (b) Assumed ETrans Liabilities. On or before the Effective Date, ETrans and its affiliates or subsidiaries, if any, shall assume and thereafter in due course pay and fully satisfy the executory contracts and unexpired leases assigned to ETrans as set forth on Schedules 6.1(b)(i) and 6.1(b)(ii) to the Plan Supplement, the liabilities and obligations of the Debtor assumed by ETrans pursuant to or in connection with the Master Separation Agreement, and such other liabilities and obligations expressly assumed by ETrans herein (collectively the "ETrans Liabilities"), and no other liabilities or obligations.

      (c) ETrans Long-Term Notes. On or before the Effective Date, ETrans shall issue and deliver to the Debtor approximately $650 million in ETrans Long-Term Notes, subject to reduction in an amount equal to the Cash to be paid by the Debtor in lieu of fractional ETrans Long-Term Notes and by an amount equal to ETrans' proportionate share of the reduction in Long-Term Notes resulting from the use of Excess Cash to satisfy Allowed Claims. ETrans shall file a registration statement covering the resale of ETrans Long-Term Notes by the holders thereof and use commercially reasonable efforts to have such registration statement declared effective on or before the Effective Date.

      (d) New Money Notes. On or before the Effective Date, ETrans shall sell and issue new debt securities in the original principal amount of approximately $400 million (net of underwriting discounts and commissions), the terms of which are set forth on the Summary of Terms of Debt Securities, which notes shall be registered under the Securities Act or shall be exchangeable for substantially identical notes so registered (any and all such notes, including the exchanged notes, collectively, the "ETrans New Money Notes").

      (e) Cash Payment. On the Effective Date, or as soon as practicable thereafter, ETrans shall pay Cash to the Debtor in the amount of approximately $400 million, subject to adjustment, and such Cash shall be placed in a segregated account and drawn upon proportionately, together with the Cash paid to the Debtor by GTrans and Gen, as the first source of Cash payments to holders of Allowed Claims. The amount of Cash to be paid by ETrans to the Debtor will be reduced by the amount necessary to fund ETrans' near-term working capital requirements.

      (f) Continuing Services Agreements. On or before the Effective Date, ETrans, its affiliates and subsidiaries, if any, and the Reorganized Debtor shall enter into one or more agreements deemed appropriate by the Debtor and ETrans, whereby ETrans will interconnect with the Reorganized Debtor and provide to the Reorganized Debtor certain transmission services as necessary for the Reorganized Debtor's continued service to each of its customers, including (i) WAPA and certain of its customers and (ii) the City and County of San Francisco.

      (g) Service and Maintenance Agreement. On or before the Effective Date, ETrans, its affiliates or subsidiaries, if any, and the Reorganized Debtor shall enter into one or more agreements, as necessary to allow for ETrans to transition to separate operations.

      (h) RTO. ETrans will join a Western RTO approved by FERC. Until ETrans joins a Western RTO, ETrans will continue to participate in the ISO.

      (i) Boards of Control. The members of the Boards of Control of ETrans and its affiliates or subsidiaries, if any, as set forth on Exhibit J to the Disclosure Statement, shall serve as the members of the Boards of Control of ETrans and its affiliates or subsidiaries, if any, on and after the Effective Date unless otherwise disclosed prior to the Effective Date. Each of the members of such Boards of Control shall serve in accordance with the organizational documents of ETrans or its affiliates or subsidiaries, if any, as the same may be amended from time to time.

      (j) Officers. Newco will be the manager of ETrans. The officers of ETrans and its affiliates or subsidiaries, if any, as set forth on Exhibit J to the Disclosure Statement, shall serve as the officers of ETrans and its affiliates or subsidiaries, if any, on and after the Effective Date unless otherwise disclosed prior to the Effective Date. Such officers shall serve in accordance with any employment agreement with ETrans or its affiliates or subsidiaries, if any, and applicable law.

      (k)  Regulatory Approvals.

          (i) ETrans, its affiliates or subsidiaries, if any, and the Proponents shall timely seek all regulatory approvals from all applicable federal Governmental Entities that the Proponents, in their sole discretion, believe necessary to effectuate the transactions contemplated herein, including, without limitation, requesting confirmation, acceptance or approval by (A) the FERC (1) pursuant to Sections 8 and 203 of the FPA, of the transfer of the ETrans Assets and ETrans Membership Interests, (2) pursuant to Sections 204 and 305 of the FPA, of the issuance of the ETrans securities, assumption of the ETrans Liabilities, transfer of the ETrans Membership Interests and the creation of interlocking directorates, if any, and (3) pursuant to
       Section 205 of the FPA, of new and any modified rate schedules and tariffs; (B) the SEC, pursuant to Section 9(a)(2) of PUHCA, of the acquisition by the Parent of the ETrans Membership Interests; and (C) various federal agencies for the transfer of federal permits, rights-of-way and other authorizations or operating permits, as required. In conjunction with the application under Section 203 of the FPA, ETrans shall commit to participate in a FERC-approved RTO and, as necessary and appropriate to satisfy such commitment, withdraw from participation in the ISO.

          (ii) The Bankruptcy Court shall have entered an order or orders, which may be the Confirmation Order, determining that the approval of the CPUC shall not be required in order to, among other things, (A) transfer or operate the ETrans Assets; (B) transfer or reissue various permits, licenses, leases and other entitlements in connection with the transfer and operation of the ETrans Assets; (C) issue securities; (D) assume the ETrans Liabilities; or (E) otherwise effectuate the Restructuring Transactions. ETrans and the Proponents intend to follow the established procedures of other state and local Governmental Entities for the transfer or reissuance of other permits and licenses in connection with the transfer and operation of the ETrans Assets. Nevertheless, if any such other state or local Governmental Entity denies the transfer or assignment of any of the Debtor's property, including existing permits or licenses, or the issuance of identical permits and licenses on the same terms and conditions as the Debtor's existing permits and licenses where both the Reorganized Debtor and ETrans require such permit or license for their operations after the Effective Date, the Debtor reserves the right to seek relief from the Bankruptcy Court as appropriate, including, without limitation, enforcement of the Confirmation Order under section 1142(b) of the Bankruptcy Code.

   7.2  Restructuring of the Gas Transmission Business.

      (a) Transfer of GTrans Assets. On the terms and subject to the conditions hereof, on or before the Effective Date, the Debtor shall transfer, convey, assign and deliver, and GTrans (or such other special purpose affiliates or wholly-owned subsidiaries of GTrans as are deemed appropriate by the Debtor and GTrans) shall accept, all right, title and interest of the Debtor in and to the rights, properties and assets of the Debtor used in connection with the GTrans Business as set forth on Exhibit C-2 hereto (collectively the "GTrans Assets"), subject to all Liens, pledges, security interests, charges, claims, restrictions and encumbrances of any nature whatsoever, except as discharged, removed or released pursuant to the Plan.

      (b) Assumed GTrans Liabilities. On or before the Effective Date, GTrans and its affiliates or subsidiaries, if any, shall assume and thereafter in due course pay and fully satisfy the executory contracts and leases assigned to GTrans as set forth on Schedules 6.1(b)(i) and 6.1(b)(ii) to the Plan Supplement, the liabilities and obligations of the Debtor assumed by GTrans pursuant to or in connection with the Master Separation Agreement, and such other liabilities and obligations expressly assumed by GTrans herein (collectively the "GTrans Liabilities"), and no other liabilities or obligations.

      (c) GTrans Long-Term Notes. On or before the Effective Date, GTrans shall issue and deliver to the Debtor approximately $500 million in GTrans Long-Term Notes, subject to reduction in an amount equal to the Cash to be paid by the Debtor in lieu of fractional GTrans Long-Term Notes and by an amount equal to GTrans' proportionate share of the reduction in Long-Term Notes resulting from the use of Excess Cash to satisfy Allowed Claims. GTrans shall file a registration statement covering the resale of GTrans Long-Term Notes by the holders thereof and use commercially reasonable efforts to have such registration statement declared effective on or before the Effective Date.

      (d) New Money Notes. On or before the Effective Date, GTrans shall sell and issue new debt securities in the original principal amount of approximately $400 million (net of underwriting discounts and commissions), the terms of which are set forth on the Summary of Terms of Debt Securities, which notes shall be registered under the Securities Act or shall be exchangeable for substantially identical notes so registered (any and all notes, including the exchanged notes, collectively, the "GTrans New Money Notes").

      (e) Cash Payment. On the Effective Date, or as soon as practicable thereafter, GTrans shall pay Cash to the Debtor in the amount of approximately $400 million, subject to adjustment, and such Cash shall be placed in a segregated account and drawn upon proportionately, together with the Cash paid to the Debtor by ETrans and Gen, as the first source of Cash payments to holders of Allowed Claims. The amount of Cash to be paid by GTrans to the Debtor will be reduced by the amount necessary to fund GTrans' near-term working capital requirements.

      (f) Transportation and Storage Services Agreement. On or before the Effective Date, GTrans, its affiliates or subsidiaries, if any, and the Reorganized Debtor shall enter into an agreement related to gas transportation and storage rights, the form of which is set forth on Exhibit 4 to the Plan Supplement (the "Transportation and Storage Services Agreement" or "TSSA"). Subject to approval and implementation of the Plan and transfer of the GTrans Assets to FERC jurisdiction, Debtor and GTrans have agreed to offer the City of Palo Alto a TSSA on terms and conditions that provide full parity of treatment with that provided to the Reorganized Debtor in its separate TSSA, including but not limited to: (a) the opportunity to reserve, in advance of any open-season process, a defined amount of transmission and storage capacity in any amount up to the amount sufficient to meet the City of Palo Alto's projected Abnormal Peak Day ("APD") requirements, subject to applicable limits on the amount of each such form of capacity; and (b) subject to approval by the FERC of the Gas Accord rates for the Transition Period (as proposed and defined in the Debtor's Section 7 November 30, 2001 filing at the FERC), GTrans' commitment to propose "vintage rates" for that portion of Redwood Path capacity currently held by the City of Palo Alto (6,148 Dth/day) as part of GTrans' initial Section 4 rate case before the FERC, to become effective prospectively after a final FERC order.

      (g) Boards of Control. The members of the Boards of Control of GTrans and its affiliates or subsidiaries, if any, as set forth on Exhibit J to the Disclosure Statement, shall serve as the members of the Boards of Control of GTrans and its affiliates or subsidiaries, if any, on and after the Effective Date unless otherwise disclosed prior to the Effective Date. Each of the members of such Boards of Control shall serve in accordance with the organizational documents of GTrans or its affiliates or subsidiaries, if any, as the same may be amended from time to time.

      (h) Officers. Newco will be the manager of GTrans. The officers of GTrans and its affiliates or subsidiaries, if any, as set forth on Exhibit J to the Disclosure Statement, shall serve as the officers of GTrans and its affiliates or subsidiaries, if any, on and after the Effective Date unless otherwise disclosed prior to the Effective Date. Such officers shall serve in accordance with any employment agreement with GTrans or its affiliates or subsidiaries, if any, and applicable law.

      (i)  Regulatory Approvals.

          (i) GTrans, its affiliates or subsidiaries, if any, and the Proponents shall timely seek all regulatory approvals from all applicable federal Governmental Entities that the Proponents, in their sole discretion, believe necessary to effectuate the transactions contemplated herein, including, without limitation, issuance, acceptance or approval by (A) the FERC, of certificates and an abandonment authorization under Section 7 of the NGA authorizing, among other things, (1) GTN's abandonment and the Debtor's acquisition of a three
       (3) mile segment of GTN's pipeline in Oregon and the integration of that segment into the GTrans Assets, (2) the transfer of the GTrans Assets to GTrans, (3) the operation by GTrans of the GTrans Assets in interstate commerce under FERC jurisdiction, (4) the performance by GTrans of certain open-access transportation services, and (5) the establishment by GTrans of a FERC Gas Tariff and initial rates governing interstate transportation and storage services to be effective during a transition period; and (B) various federal agencies for the transfer of federal permits, rights-of-way and other authorizations or operating permits, as required.

          (ii) The Bankruptcy Court shall have entered an order or orders, which may be the Confirmation Order, determining that the approval of the CPUC shall not be required in order to, among other things, (A) transfer or operate the GTrans Assets; (B) transfer and use various permits, licenses, leases and other entitlements in connection with the transfer and operation of the GTrans Assets; (C) issue securities; (D) assume the GTrans Liabilities; or (E) otherwise effectuate the Restructuring Transactions. GTrans and the Proponents intend to follow the established procedures of other state and local Governmental Entities for the transfer or reissuance of other permits and licenses in connection with the transfer and operation of the GTrans Assets. Nevertheless, if any such other state or local Governmental Entity denies the transfer or assignment of any of the Debtor's property, including existing permits or licenses, or the issuance of identical permits and licenses on the same terms and conditions as the Debtor's existing permits and licenses where both the Reorganized Debtor and GTrans require such permit or license for their operations after the Effective Date, the Debtor reserves the right to seek relief from the Bankruptcy Court as appropriate, including, without limitation, enforcement of the Confirmation Order under section 1142(b) of the Bankruptcy Code.

   7.3  Restructuring of the Electric Generation Business.

      (a) Transfer of Gen Assets. On the terms and subject to the conditions hereof, on or before the Effective Date, the Debtor shall transfer, convey, assign and deliver, and Gen (or such other special purpose affiliates or wholly owned subsidiaries of Gen as are deemed appropriate by the Debtor and
   Gen) shall accept all right, title and interest of the Debtor in and to the rights, properties and assets of the Debtor used in connection with the Gen Business and set forth on Exhibit C-3 hereto (collectively the "Gen Assets"), subject to all Liens, pledges, security interests, charges, claims, restrictions and encumbrances of any nature whatsoever, except as discharged, released or removed pursuant to the Plan.

      (b) Assumed Gen Liabilities. On or before the Effective Date, Gen and its affiliates or subsidiaries, if any, shall assume and thereafter in due course pay and fully satisfy the executory contracts and leases assigned to Gen and its subsidiaries as set forth on Schedules 6.1(b)(i) and 6.1(a)(ii) to the Plan Supplement, the liabilities and obligations of the Debtor assumed by Gen and its subsidiaries pursuant to or in connection with the Master Separation Agreement, and such other liabilities and obligations expressly assumed by Gen and its subsidiaries herein (collectively the "Gen Liabilities"), and no other liabilities or obligations.

      (c) Gen Long-Term Notes and QUIDS Notes. On or before the Effective Date, Gen shall issue and deliver to the Debtor approximately $1.55 billion in long-term debt securities, consisting of $1.25 billion of Gen Long-Term Notes and $300 million of QUIDS Notes, in each case, subject to reduction in an amount equal to the Cash to be paid by the Debtor in lieu of fractional Gen Long-Term Notes and QUIDS Notes. In addition, the amount of Gen Long-Term Notes is further subject to reduction by an amount equal to Gen's proportionate share of the reduction in Long-Term Notes resulting from the use of Excess Cash to satisfy Allowed Claims. If the aggregate amount of Allowed Claims at the Effective Date is greater than those on which the aggregate amount of Long-Term Notes was based, additional Gen Long-Term Notes will be issued and the amount of Gen New Money Notes (and Cash to be paid by Gen to the Debtor) will be reduced by an approximately equal amount. Gen shall file a registration statement covering the resale of Gen Long-Term Notes by the holders thereof and use commercially reasonable efforts to have such registration statement declared effective on or before the Effective Date.

      (d) New Money Notes. On or before the Effective Date, Gen shall sell and issue new debt securities in the original principal amount of approximately $850 million (net of underwriting discounts and commissions), the terms of which are set forth on the Summary of Terms of Debt Securities, which notes shall be registered under the Securities Act or shall be exchangeable for substantially identical notes so registered (collectively, the "Gen New Money Notes"). The amount of Gen New Money Notes is subject to reduction if additional Gen Long-Term Notes are issued by an amount approximately equal to such increase.

      (e) Cash Payment. On or before the Effective Date, or as soon as practicable thereafter, Gen shall pay Cash to the Debtor in the amount of approximately $850 million, subject to adjustment, and such Cash shall be placed in a segregated account and drawn upon proportionately, together with the Cash paid to the Debtor by ETrans and GTrans, as the first source of Cash payments to holders of Allowed Claims. The amount of Cash to be paid by Gen to the Debtor will be reduced by the amount necessary to fund Gen's near-term working capital requirements.

      (f) Reorganized Debtor Power Sales Agreement. On or before the Effective Date, Gen and the Reorganized Debtor shall enter into a long-term power sales agreement, whereby the Reorganized Debtor shall purchase power generated by Gen's facilities and available to Gen under its irrigation district and water agency agreements, the form of which is set forth on
   Exhibit 3 to the Plan Supplement (the "Reorganized Debtor Power Sales Agreement").

      (g) Land Associated with the Hydroelectric Business. The Debtor owns approximately 132,000 acres of land that historically have been associated with hydroelectric generating facilities./5/ Approximately sixty percent (60%) (or roughly 78,000 acres) of these lands will be retained or ultimately owned by the Reorganized Debtor, provided that the parcel boundaries are adjusted as described below. These lands are comprised of numerous legal parcels. Certain of these legal parcels contain the Debtor's hydroelectric operational facilities (such as generators and reservoirs) or linear project operational facilities (such as canals and flumes) that are defined by FERC-licensed project boundaries. Other parcels contain facilities such as headquarters that support operations.

      The Reorganized Debtor will retain title to parcels of land surrounding Gen's hydroelectric facilities that are completely outside the FERC boundaries and on which no operational facilities, assets or rights are located (currently estimated to be approximately 30,000 to 36,000 acres). All other legal parcels wholly or partially encumbered by FERC-licensed project boundaries will be transferred to Gen on the Effective Date. On those legal parcels that contain both FERC-licensed operational facilities and land outside the FERC boundaries, Gen will apply for a lot line adjustment, subdivision approval or other regulatory approval necessary to adjust the parcel boundaries to conform, to the degree feasible, to the FERC-licensed project boundaries or the location of such operational facilities, assets or rights. In any event, Gen must retain rights necessary for the continued operations of its hydroelectric business. Upon such parcel boundary adjustment, which will not take place until after the Effective Date, Gen (or its affiliates or subsidiaries) will reconvey to the Reorganized Debtor any such land outside such adjusted parcel boundary. Any land retained by or reconveyed to the Reorganized Debtor will be subject to easements, leases or other interests for use in connection with the ongoing operations of Gen, ETrans and GTrans as contemplated under the Plan.
--------
/5/ The Debtor submitted two separate Section 851 filings to the CPUC in May
    2000, proposing (1) to donate approximately 7,400 acres of lands to the California Waterfowl Association (Application A.00-05-029) and (2)a land exchange between the Debtor and the California Department of Parks and Recreation ("DPR") in which the Debtor would convey 186 acres of lands to DPR in exchange for approximately 244 acres of DPR property (Application A.00-05-030). The 7,586 acres of lands in these applications are in addition to the 132,000 acres. Should the CPUC not authorize the transfers under Applications A.00-05-029 and A.00-05-030, these lands will be transferred to Gen for use in its ongoing hydroelectric operations.

      (h) Boards of Control. The members of the Boards of Control of Gen and its affiliates or subsidiaries, if any, as set forth on Exhibit J to the Disclosure Statement, shall serve as the members of the Boards of Control of Gen and its affiliates or subsidiaries, if any, on and after the Effective Date unless otherwise disclosed prior to the Effective Date. Each of the members of such Boards of Control shall serve in accordance with the organizational documents of Gen or its affiliates or subsidiaries, if any, as the same may be amended from time to time.

      (i) Officers. Newco will be the manager of Gen. The officers of Gen and its affiliates or subsidiaries, if any, as set forth on Exhibit J to the Disclosure Statement, shall serve as the officers of Gen and its affiliates or subsidiaries, if any, on and after the Effective Date, unless otherwise disclosed prior to the Effective Date. Such officers shall serve in accordance with any employment agreement with Gen or its affiliates or subsidiaries, if any, and applicable law.

      (j)  Regulatory Approvals.

          (i) Gen, its affiliates or subsidiaries, if any, and the Proponents shall timely seek all regulatory approvals from all applicable federal Governmental Entities that the Proponents, in their sole discretion, believe necessary to effectuate the transactions contemplated herein, including, without limitation, confirmation, acceptance or approval by
       (A) the FERC (1) pursuant to Sections 8 and 203 of the FPA, of the transfer of the Gen Membership Interests and certain Gen Assets, including a contract for the sale of power for resale and certain limited transmission facilities associated with generation, (2) pursuant to Sections 204 and 305 of the FPA, of the issuance of the Gen securities, the assumption of the Gen Liabilities, the transfer of the Gen Membership Interests and the creation of interlocking directorates, if any, (3) pursuant to Section 205 of the FPA, to sell the output of the generation assets and purchased power pursuant to the Reorganized Debtor Power Sales Agreement and any jurisdictional agreements between Gen and its affiliates or subsidiaries, and (4) the transfer of the Debtor's beneficial interest in the Trusts covering Diablo Canyon; (B) the SEC, pursuant to Section 9(a)(2) of PUHCA, of the acquisition by the Parent of the Gen Membership Interests; (C) the NRC, of the Debtor's transfer of the Gen Assets to Gen or its affiliates or subsidiaries, if any; and (D) various federal agencies for the transfer of federal permits, rights-of-way and other authorizations or operating permits, as required.

          (ii) The Bankruptcy Court shall have entered an order or orders, which may be the Confirmation Order, determining that the approval of the CPUC shall not be required in order to, among other things, (A) transfer or operate the Gen Assets, including, but not limited to, the beneficial interest in the Trusts covering Diablo Canyon; (B) transfer and use of various permits, licenses, leases and other entitlements in connection with the transfer and operation of the Gen Assets; (C) issue securities; (D) assume the Gen Liabilities; or (E) otherwise effectuate the Restructuring Transactions. Gen and the Proponents intend to follow the established procedures of other state and local Governmental Entities for the transfer or reissuance of other permits and licenses in connection with the transfer and operation of the Gen Assets. Nevertheless, if any such other state or local Governmental Entity denies the transfer or assignment of any of the Debtor's property, including existing permits or licenses, or the issuance of identical permits and licenses on the same terms and conditions as the Debtor's existing permits and licenses where both the Reorganized Debtor and Gen require such permit or license for their operations after the Effective Date, the Debtor reserves the right to seek relief from the Bankruptcy Court as appropriate, including, without limitation, enforcement of the Confirmation Order under section 1142(b) of the Bankruptcy Code.

   7.4  Newco.

      (a) Transfer of Assets. On the terms and subject to the conditions hereof, on or before the Effective Date, the Debtor shall transfer, convey, assign and deliver, and Newco (or such other special purpose affiliates or wholly-owned subsidiaries of Newco as are deemed appropriate by the Debtor and Newco) shall accept all right, title and interest of the Debtor in and to rights, properties and assets of the Debtor set forth on Schedule 7.4(a) to the Plan Supplement, including, but not limited to, the common stock of Calaska, together with a note for approximately $1.2 million made by Calaska in favor of the Debtor, and the common stock of Pacific Gas Properties, together with a note for approximately $11 million made by Pacific Gas Properties in favor of the Debtor and Pacific Properties, a subsidiary of Pacific Gas Properties, subject to all Liens, pledges, security interests, charges, claims, restrictions and encumbrances of any nature whatsoever, except as discharged, released or removed pursuant to the Plan.

      (b) Assumption of Liabilities. On or before the Effective Date, Newco and its affiliates or subsidiaries, if any, shall assume and thereafter in due course pay and fully satisfy the executory contracts and leases assigned to Newco and its affiliates or subsidiaries as set forth on Schedules 6.1(b)(i) and 6.1(a)(ii) to the Plan Supplement, the liabilities and obligations of the Debtor assumed by Newco and its affiliates or subsidiaries pursuant to or in connection with the Master Separation Agreement, and such other liabilities and obligations expressly assumed by Newco and its affiliates and subsidiaries herein, and no other liabilities or obligations.

      (c) Board of Directors. The members of the Board of Directors of Newco, as set forth on Exhibit J to the Disclosure Statement, shall serve as the Board of Directors of Newco on and after the Effective Date unless otherwise disclosed prior to the Effective Date. Each of the members of such Board of Directors shall serve in accordance with the articles of incorporation and bylaws of Newco, as the same may be amended from time to time.

      (d) Officers. The officers of Newco, as set forth on Exhibit J to the Disclosure Statement, shall serve as the officers of Newco on and after the Effective Date unless otherwise disclosed prior to the Effective Date. Such officers shall serve in accordance with any employment agreement with Newco and applicable law.

   7.5  Reorganized Debtor.

      (a) Dividend of Newco Common Stock to the Parent. The Debtor shall declare and, following the transactions set forth in Sections 7.1 through
   7.4 hereof, but prior to the Reorganized Debtor Spin-Off, pay a dividend of the outstanding shares of Newco Common Stock to the Parent, and each of ETrans, GTrans and Gen shall thereafter continue as an indirect wholly owned subsidiary of the Parent.

      (b) New Money Notes. Prior to the Effective Date, the Reorganized Debtor shall sell and issue new debt securities in the original principal amount of approximately $3.7 billion (subject to reduction by up to $450 million if the Reimbursement Obligations under Class 4f are not paid in
   Cash), the terms of which are set forth on the Summary of Terms of Debt Securities, which notes shall be registered under the Securities Act or shall be exchangeable for substantially identical notes so registered (collectively, the "Reorganized Debtor New Money Notes"). To the extent the amount of Allowed Claims is greater than the estimates on which the Plan is based, the amount of Reorganized Debtor New Money Notes will be increased.

      (c) Transfer of Long-Term Notes and QUIDS Notes to Holders of Allowed Claims. On the Effective Date or as soon as practicable thereafter, and following the transactions set forth in Sections 7.1 through 7.3 hereof, on the terms and subject to the conditions hereof, the Debtor shall transfer, convey, assign and deliver, and holders of Allowed Claims shall accept all right, title and interest of the Debtor in and to the Long-Term Notes and the QUIDS Notes, in accordance with Article IV hereof.

      (d) NOP. The Reorganized Debtor shall not assume the NOP until the following conditions are met: (i) the Reorganized Debtor receives an investment-grade credit rating from S&P and Moody's (which will necessarily occur on the Effective Date, but which must remain in place on such date as the other conditions are satisfied); (ii) the Reorganized Debtor receives assurances from S&P and Moody's that the Reorganized Debtor's credit rating shall not be downgraded as a result of the reassumption of the NOP; (iii) there is an objective retail rate recovery mechanism in place pursuant to which the Reorganized Debtor is able to fully recover in a timely manner its wholesale costs of purchasing electricity to satisfy the NOP; (iv) there are objective standards in place regarding pre-approval of procurement transactions; and (v) subsequent to reassumption of the NOP, the conditions in clauses (iii) and (iv) shall remain in effect. The satisfaction of the conditions in clauses (iii) and
   (iv) is within the control of the CPUC. The Debtor also shall not accept, directly or indirectly, an assignment of the DWR Contracts.

      (e) Retention and Transfer of Rate Recovery Litigation Claims. All of the Debtor's rights to and interest in the proceeds from any resolution of the Rate Recovery Litigation and resulting CPUC rate order requiring collection in rates (the "Rate Recovery") are property of the estate of the Debtor pursuant to section 541 of the Bankruptcy Code. On the Effective Date, and prior to the transactions set forth in Section 7.5(a) hereof, on the terms and subject to the conditions hereof, the Debtor shall transfer, convey, assign and deliver to Newco or a subsidiary of Newco, and Newco, or a subsidiary of Newco, shall accept all right, title and interest of the Debtor in and to an amount equal to ninety-five percent (95%) of the net after-tax proceeds from the Rate Recovery, free and clear of all mortgages, Liens, pledges, security interests, charges, claims, restrictions and encumbrances of any nature whatsoever, with the remaining right, title and interest in and to an amount equal to the remaining five percent (5%) of the net after-tax proceeds continuing to be held by the Reorganized Debtor. Newco will not sell, dividend, pledge or otherwise transfer any part of its ninety-five percent (95%) interest in such net proceeds at any time prior to the occurrence of a Litigation Transfer Event. A "Litigation Transfer Event" shall occur if the Long-Term Notes of each of ETrans, GTrans and Gen trade at or above par for thirty (30) days (which need not be consecutive days and which need not be the same days for each issue of the of the Long-Term Notes) during any sixty (60) Business Day period.

      (f) BFM Contract Seizure Litigation. All of the Debtor's rights to and interest in the BFM Contract Seizure Litigation are property of the estate of the Debtor pursuant to section 541 of the Bankruptcy Code. On the Effective Date, and prior to the transactions set forth in Section 7.5(a) hereof, on the terms and subject to the conditions hereof, the Debtor shall transfer, convey, assign and deliver to Newco, or a subsidiary of Newco, and Newco, or a subsidiary of Newco, shall accept all right, title and interest of the Debtor in and to the BFM Contract Seizure Litigation, free and clear of all mortgages, Liens, pledges, security interests, charges, claims, restrictions and encumbrances of any nature whatsoever. To the extent that the BFM Contract Seizure Litigation is resolved prior to the Effective Date,
   (i) the Debtor and the PX Participants' Committee will negotiate in good faith as to the application of any proceeds of the BFM Contract Seizure Litigation and (ii) the Debtor, the PX Participants' Committee and the individual participants reserve all rights against each other and other parties who assert claims with respect to or interests in the BFM contracts.

      (g) Claims Against the State. All of the Debtor's rights to and interest in the Claims Against the State are property of the estate of the Debtor pursuant to section 541 of the Bankruptcy Code. On the Effective Date, and prior to the transactions set forth in Section 7.5(a) hereof, on the terms and subject to the conditions hereof, the Debtor shall transfer, convey, assign anddeliver to Newco, or a subsidiary of Newco, and Newco, or a subsidiary of Newco, shall accept all right, title and interest of the Debtor in and to the Claims Against the State, free and clear of all mortgages, Liens, pledges, security interests, charges, claims, restrictions and encumbrances of any nature whatsoever.

      (h) Separation and Support Services Agreements. On or before the Effective Date, ETrans, GTrans, Gen, Newco, the Reorganized Debtor, the Parent and their respective subsidiaries and affiliates shall enter into one or more agreements, as deemed appropriate by such parties, relating to the separation of the Debtor's existing operations among ETrans, GTrans, Gen, Newco, the Reorganized Debtor and their respective subsidiaries and affiliates, including, but not limited to, the Master Separation and Distribution Agreement attached as Exhibit 7.5(h) to the Plan Supplement (the "Master Separation Agreement") and agreements relating to tax-sharing and allocation, employee matters, technology and intellectual property ownership and license agreements, ongoing electric and gas operational matters, and certain operating, maintenance, metering, telecommunication and emergency services.

      (i) Board of Directors. The members of the Board of Directors of the Debtor, as set forth on Exhibit J to the Disclosure Statement, shall serve as the Board of Directors of the Reorganized Debtor on and after the Effective Date. Each of the members of such Board of Directors shall serve in accordance with the Debtor's Articles of Incorporation or the Debtor's Bylaws, as the same may be amended from time to time.

      (j) Officers. The officers of the Debtor, as set forth on Exhibit J to the Disclosure Statement, shall serve as the officers of the Reorganized Debtor on and after the Effective Date. Such officers shall serve in accordance with any employment agreement with the Reorganized Debtor and applicable law.

      (k) Articles of Incorporation and Bylaws. The Articles of Incorporation and Bylaws of the Reorganized Debtor shall contain provisions necessary to
   (i) prohibit the issuance of nonvoting equity securities as required by section 1123(a)(6) of the Bankruptcy Code, subject to further amendment of such Articles of Incorporation and Bylaws as permitted by applicable law and
   (ii) effectuate the provisions of the Plan, in each case without any further action by the shareholders or Board of Directors of the Debtor. Notwithstanding the foregoing, the Debtor obtained shareholder approval at the 2002 Annual Meeting of Shareholders for certain amendments to its Articles of Incorporation and Bylaws, which include structural defenses that will only become effective concurrent with or immediate following the Reorganized Debtor Spin-Off. The amendments (A) divide the Board of Directors into three (3) classes to serve for terms of three (3) years if the authorized number of directors is fixed at nine (9) or greater, or divide the Board of Directors into two (2) classes to serve for terms of two
   (2) years if the authorized number of directors is fixed within the range of six (6) to eight (8); (B) incorporate a constituency provision that would authorize the Board of Directors to give due consideration to all factors considered relevant, including the interests of constituencies, when evaluating business combinations involving the Reorganized Debtor; (C) require that shareholder action be taken only at a meeting; (D) reduce the maximum number of authorized directors from seventeen (17) to nine (9) and the minimum number of authorized directors from nine (9) to five (5), and transfer the provision that fixes the range of authorized directors from the Bylaws to the Articles of Incorporation; and (E) transfer the provision that prohibits cumulative voting in the election of directors from the Bylaws to the Articles of Incorporation.

      (l) Reorganized Debtor Spin-Off. In connection with the transactions set forth in Section 7.6(a) hereof, the Debtor shall, prior to the date of the Reorganized Debtor Spin-Off:

          (i) have authorized and, subject to the terms and conditions hereof, shall issue to the Parent such number of additional shares of the Reorganized Debtor's Common Stock such that after such dividend is paid, the number of issued and outstanding shares of Common Stock held directly by the Parent will be the same as the number of issued and outstanding shares of common stock of the Parent;

          (ii) prepare and distribute an information statement meeting the requirements of the Exchange Act to the holders of common stock of the Parent;

          (iii) cause the Reorganized Debtor's Common Stock to be approved for listing on the NYSE, subject only to official notice of distribution; and

          (iv) establish a rights plan and distribute to the holders of the Reorganized Debtor's Common Stock one "right" for each outstanding share of the Reorganized Debtor's Common Stock.

      (m)  Regulatory Issues.

          (i) The Proponents shall timely seek a no-action letter from the SEC to the effect that the Long-Term Notes and the QUIDS Notes to be issued pursuant to Article IV hereof shall be issued by a successor of the Debtor for purposes of section 1145(a) of the Bankruptcy Code, and such other matters as the Proponents shall deem necessary and appropriate.

          (ii) The Proponents shall timely seek all regulatory approvals from all applicable federal Governmental Entities that the Proponents, in their sole discretion, believe necessary to effectuate the transactions contemplated herein, including, without limitation, confirmation, approval or acceptance by (A) the FERC, pursuant to Sections 204 and 305 of the FPA, of the Debtor's declaration and payment to the Parent of additional shares of its Common Stock, the debt financing, the declaration and payment of the dividend of the Newco Common Stock to the Parent and the indirect transfer of the

       Membership Interests to the Parent; (B) the SEC, pursuant to Section 9(a)(2) of PUHCA, of the acquisition by Parent of the Newco Common Stock and, indirectly, the Membership Interests; (C) the NRC, to the extent necessary, of the indirect transfer of certain assets related to the shutdown nuclear generating unit at Humboldt Bay in connection with the Reorganized Debtor Spin-Off; and (D) various federal agencies for the transfer of federal permits, rights-of-way and other authorizations, as required.

          (iii) The Bankruptcy Court shall have entered an order or orders, which may be the Confirmation Order, determining that the approval of the CPUC shall not be required in order to, among other things, (A) transfer the ETrans Assets, the GTrans Assets or the Gen Assets; (B) transfer and use various permits, licenses, leases and other entitlements in connection with the transfer and operation of the ETrans Assets, the GTrans Assets and the Gen Assets; (C) issue securities; or
       (D) otherwise effectuate the Restructuring Transactions. The Proponents intend to follow the established procedures of other state and local Governmental Entities for the transfer or reissuance of other permits and licenses in connection with the transfer and operation of the Etrans Assets, the GTrans Assets and the Gen Assets. Nevertheless, if any such other state or local Governmental Entity denies the transfer or assignment of any of the Debtor's property, including existing permits or licenses, or the issuance of identical permits and licenses on the same terms and conditions as the Debtor's existing permits and licenses where both the Reorganized Debtor and any one or more of ETrans, GTrans or Gen require such permit or license for their operations after the Effective Date, the Debtor reserves the right to seek relief from the Bankruptcy Court as appropriate, including, without limitation, enforcement of the Confirmation Order under section 1142(b) of the Bankruptcy Code.

          (iv) The Proponents shall timely seek a private letter ruling from the IRS substantially to the effect that, among other things, (A) the Internal Restructuring shall qualify as a tax-free spin-off under
       Section 355 of the Tax Code and as a tax-free "reorganization" under
       Section 368(a) of the Tax Code and (B) the Reorganized Debtor Spin-Off shall qualify as a tax-free spin-off under Section 355 of the Tax Code and as a tax-free "reorganization" under Section 368(a) of the Tax Code; provided, however, that in the event the desired ruling cannot be obtained, the Proponents may choose to proceed with a modified ruling or without a ruling.

   7.6  Parent.

      (a) Parent Dividend. The Parent shall declare and, following the transactions set forth in Sections 7.1 through 7.5 hereof, and on or as soon as practicable following the Effective Date, pay a one-for-one dividend of all of the Reorganized Debtor Common Stock held by the Parent to the shareholders of the Parent (the "Reorganized Debtor Spin-Off") in accordance with the terms and conditions of the Master Separation Agreement.

      (b) Regulatory Approvals. The Proponents shall timely seek all regulatory approvals from all applicable federal Governmental Entities that the Proponents, in their sole discretion, believe necessary to effectuate the transactions specified in this Article VII, including, without limitation, confirmation, acceptance or approval by (i) the FERC, pursuant to Section 203 of the FPA, of the transfer by Parent of the Reorganized Debtor Common Stock owned by Parent to the Parent's shareholders and (ii) the SEC, pursuant to Section 9(a)(2) of PUHCA, of (A) the temporary ownership by the Parent of the Reorganized Debtor Common Stock and (B) the ownership of the ETrans Membership Interests and the Gen Membership Interests.

   7.7 Working Capital Facilities. Each of the Reorganized Debtor, ETrans, GTrans and Gen shall establish working capital facilities for the purpose of funding operating expenses and seasonal fluctuations in working capital and providing letters of credit primarily for workers' compensation liabilities in the event the Reorganized Debtor, ETrans, GTrans or Gen do not secure self-insurance as set forth in Section 7.8(b) hereof and certain other contingencies. Additionally, ETrans will use letters of credit as collateral for transactions with the ISO and the Reorganized Debtor will use letters of credit as collateral to facilitate natural gas purchases.

   7.8   Regulatory Issues.

      (a) Each of the Reorganized Debtor, Newco, ETrans, GTrans and Gen and their respective subsidiaries and affiliates shall operate their businesses in accordance with all applicable laws and regulations promulgated or issued by all Governmental Entities having jurisdiction over such businesses.

      (b) In the event any of the Reorganized Debtor, ETrans, GTrans, Gen or Newco does not purchase workers' compensation insurance, such entity shall apply for approval by the Office of Self Insurance Plans of the State of California of such entity's self-insurance plan which shall satisfy the workers' compensation requirements set forth in California Labor Code
   Section 3700 and by the Office of Self Insurance Plans; provided, that each of the Reorganized Debtor, Newco, ETrans, GTrans and Gen shall post separate collateral to the State of California to support its self-insured programs.

   7.9 Issuance of New Securities. Certain securities-related approvals shall be sought from the FERC under Section 204 of the FPA. Other than such FERC approvals, the issuance of the following securities by the Reorganized Debtor, Newco, ETrans, GTrans and Gen is hereby authorized without further act or action under applicable law, regulation, order or rule:

      (a)  Membership Interests;

      (b)  shares of Newco Common Stock;

      (c) shares of the Reorganized Debtor's Common Stock and the associated stock purchase rights;

      (d)  Long-Term Notes;

      (e)  QUIDS Notes;

      (f)  New Money Notes; and

      (g)  New Mortgage Bonds.

   7.10 Fractional Securities. No fractions of Long-Term Notes or QUIDS Notes shall be distributed under the Plan. When any distribution pursuant to the Plan would result in the issuance of any Long-Term Notes in an incremental principal amount of less than $1,000 or QUIDS Notes in an incremental principal amount of less than $25, the holder of the Allowed Claim shall receive Cash in lieu of such fractional Long-Term Note or QUIDS Note, as the case may be. All Claims of a holder shall be aggregated in making such determination.

   7.11 Additional Entities. In accordance with Section 11.11 hereof, the Proponents may modify the Restructuring Transactions set forth in this Article VII in such a manner as they may deem necessary and appropriate in order to effect the Internal Restructuring set forth in the Plan, including, but not limited to, (a) forming additional special purpose affiliates or subsidiaries of ETrans, GTrans, Gen and Newco and (b) transferring certain assets of the Debtor to the entities formed pursuant to this Section 7.11.

                                 ARTICLE VIII

                  CONFIRMATION AND EFFECTIVENESS OF THE PLAN

   8.1 Conditions Precedent to Confirmation. The Plan shall not be confirmed by the Bankruptcy Court unless and until the following conditions shall have been satisfied or waived pursuant to Section 8.4 hereof:

      (a) the Bankruptcy Court shall have entered an order or orders, which may be the Confirmation Order, approving the Plan, authorizing the Debtor to execute, enter into and deliver the Plan, and to execute, implement and take all actions necessary or appropriate to give effect to the transactions contemplated by the Plan;

      (b) the Bankruptcy Court shall have entered an order or orders, which may be the Confirmation Order, approving and authorizing the execution of, and finding reasonable the terms and conditions of, the proposed (1) Power Sales Agreement between Gen and the Reorganized Debtor, (2) transportation and Storage Services Agreement between GTrans and the Reorganized Debtor,
   (3) Master Separation Agreement, and (4) Tax Matters Agreement;

      (c) the Bankruptcy Court shall have entered an order or orders, which may be the Confirmation Order, that the CPUC affiliate transaction rules are not applicable to the Restructuring Transactions or any transactions or agreements contemplated thereby;

      (d) the Bankruptcy Court shall have entered an order or orders, which may be the Confirmation Order, that the Proponents are not required to comply with Chapter 5 and Section 1001 of the California Corporations Code because the Bankruptcy Code preempts such state law; and

      (e) the Confirmation Order shall be, in form and substance, acceptable to the Proponents.

   In the event that the Bankruptcy Court determines that the CPUC and the State have not waived their sovereign immunity with respect to the Plan, the Proponents shall amend the conditions to confirmation to substitute findings of fact or conclusions of law for any declaratory or injunctive relief presently sought against the CPUC or the State.

   8.2 Conditions Precedent to Effectiveness. The Plan shall not become effective unless and until the following conditions shall have been satisfied or waived pursuant to Section 8.4 hereof:

      (a)  the Effective Date shall have occurred on or before January 1, 2003;

      (b) all actions, documents and agreements necessary to implement the Plan shall have been effected or executed;

      (c) the Proponents shall have received all authorizations, consents, regulatory approvals, rulings, letters, no-action letters, opinions or documents that are determined by the Proponents to be necessary to implement the Plan;

      (d) S&P and Moody's shall have issued credit ratings for the New Money Notes, the Long-Term Notes and the QUIDS Notes of not less than BBB- and Baa3, respectively;

      (e) the registration statements containing the resale prospectuses for holders of the Long-Term Notes shall have been declared effective by the SEC;

      (f) the Plan shall not have been modified in a material way, including any modification pursuant to Section 11.11 hereof, since the Confirmation Date; and

      (g) the registration statements pursuant to which the New Money Notes will be issued shall have been declared effective by the SEC, the Reorganized Debtor shall have consummated the sale of the Reorganized Debtor New Money Notes as contemplated by the Plan, and the New Money Notes of each of ETrans, GTrans and Gen shall have been priced and the trade date with respect thereto shall have occurred.

   8.3 Effect of Failure of Conditions. In the event that one or more of the conditions specified in Section 8.2 hereof shall not have occurred or been waived on or before January 1, 2003 (or such later date as may be hereafter provided in an amended Section 8.2(a)), (a) the Confirmation Order shall be vacated, (b) no distributions under the Plan shall be made, (c) the Debtor and all holders of Claims and Equity Interests shall be restored to the status quo ante as of the day immediately preceding the Confirmation Date as though the Confirmation Order had never been entered and (d) the Debtor's obligations with respect to Claims and Equity Interests shall remain unchanged and nothing contained herein shall constitute or be deemed a waiver or release of any Claims or Equity Interests by or against the Debtor or any Person or Governmental Entity or to prejudice in any manner the rights of the Debtor or any Person or Governmental Entity in any further proceedings involving the Debtor; provided, however, that the amounts paid pursuant to Section 4.2(a) hereof on account of

Post-Petition Interest may be recharacterized as a payment upon the applicable Allowed Claims, in the sole discretion of the Proponents, but the Debtor will not otherwise seek to recover such amounts.

   8.4 Waiver of Conditions. Subject to Section 11.11 hereof, the Proponents may waive by a writing signed by an authorized representative of the respective Proponent and subsequently filed with the Bankruptcy Court, one or more of the conditions precedent set forth in Sections 8.1 and 8.2 hereof, other than the conditions set forth in Sections 8.2(d), 8.2(e) and 8.2(g) hereof.

                                  ARTICLE IX

                        EFFECT OF CONFIRMATION OF PLAN

   9.1 Term of Bankruptcy Injunction or Stays. Unless otherwise provided, all injunctions or stays provided for in the Chapter 11 Case under section 105 of the Bankruptcy Code, or otherwise, and in existence on the Confirmation Date, shall remain in full force and effect in accordance with the terms of such injunctions. Unless otherwise provided, the automatic stay provided under section 362(a) of the Bankruptcy Code shall remain in full force and effect until the Effective Date.

   9.2 Revesting of Assets. On the Effective Date, except as otherwise transferred, sold or otherwise provided for in the Plan, the property of the estate of the Debtor shall vest in the Reorganized Debtor.

   9.3 Operations Following Effective Date. From and after the Effective Date, the Reorganized Debtor, Newco, ETrans, GTrans and Gen and their respective subsidiaries and affiliates may each operate its businesses, and may use, acquire and dispose of property free of any restrictions imposed under the Bankruptcy Code. As of the Effective Date, all property of the Reorganized Debtor, Newco, ETrans, GTrans and Gen and their respective subsidiaries and affiliates shall be free and clear of all Liens, claims and interests of holders of Claims and Equity Interests, except as otherwise provided in the Plan.

   9.4 Claims Extinguished. As of the Effective Date, any and all avoidance claims accruing to the Debtor under sections 502(d), 544, 545, 547, 548, 549, 550 and 551 of the Bankruptcy Code and not then pending, shall be extinguished.

   9.5 Discharge of Debtor. The rights afforded herein and the treatment of all Claims and Equity Interests herein shall be in exchange for and in complete satisfaction, discharge and release of Claims and Equity Interests of any nature whatsoever, including any interest accrued on such Claims from and after the Petition Date, against the Debtor or any of its assets or properties. Except as otherwise provided herein, (a) as of the Confirmation Date, all such Claims against and Equity Interests in the Debtor shall be satisfied, discharged and released in full and (b) all Persons and Governmental Entities shall be precluded from asserting against the Debtor, its successors, or its assets or properties any other or further Claims or Equity Interests based upon any act or omission, transaction or other activity of any kind or nature that occurred prior to the Confirmation Date.

   9.6 Injunction. In addition to and except as otherwise expressly provided herein, the Confirmation Order or a separate order of the Bankruptcy Court, all entities who have held, hold or may hold Claims against or Equity Interests in the Debtor, are permanently enjoined, on and after the Confirmation Date, from
(a) commencing or continuing in any manner any action or other proceeding of any kind with respect to any such Claim or Equity Interest, (b) the enforcement, attachment, collection or recovery by any manner or means of any judgment, award, decree or order against the Reorganized Debtor, Newco, ETrans, GTrans, Gen or their respective subsidiaries or affiliates on account of any such Claim or Equity Interest, (c) creating, perfecting or enforcing any Lien of any kind against the Reorganized Debtor, Newco, ETrans, GTrans, Gen or their respective subsidiaries or affiliates or against the property or interests in property of the Reorganized Debtor, Newco, ETrans, GTrans, Gen or their respective subsidiaries or affiliates on account of any such Claim or Equity Interest,

(d) asserting any right of setoff, subrogation or recoupment of any kind against any obligation due from the Reorganized Debtor, Newco, ETrans, GTrans, Gen or their respective subsidiaries or affiliates or against the property or interests in property of the Reorganized Debtor, Newco, ETrans, GTrans, Gen or their respective subsidiaries or affiliates on account of any such Claim or Equity Interest and (e) commencing or continuing in any manner any action or other proceeding of any kind with respect to any Claims or Causes of Action which are extinguished, dismissed or released pursuant to the Plan. The injunction shall also enjoin all parties in interest, including, without limitation, all entities who have held, hold or may hold Claims against or Equity Interests in the Debtor, from taking any action in violation of the Confirmation Order. Such injunction shall extend to successors of the Reorganized Debtor, Newco, ETrans, GTrans, Gen or their respective subsidiaries or affiliates, their respective properties and interests in property. Except as provided by Sections 11.5, 11.6 and 11.7, this Section 9.6 shall not enjoin, bar or otherwise impair the commencement or prosecution of direct personal claims against any Person other than the Reorganized Debtor, Newco, ETrans, GTrans, Gen and their respective subsidiaries or affiliates. For the purpose of this Section 9.6, the term "affiliates" shall not include the Parent.

                                   ARTICLE X

                           RETENTION OF JURISDICTION

   The Bankruptcy Court shall have exclusive jurisdiction of all matters arising out of, or related to, the Chapter 11 Case and the Plan pursuant to, and for the purposes of, sections 105(a) and 1142 of the Bankruptcy Code and for, among other things, the following purposes:

      (a) to hear and determine applications for the assumption or rejection of executory contracts or unexpired leases, if any are pending, and the allowance of cure amounts and Claims resulting therefrom;

      (b) to hear and determine any and all adversary proceedings, applications and contested matters;

      (c) to hear and determine any objection to Administrative Expense Claims or Claims;

      (d) to enter and implement such orders as may be appropriate in the event the Confirmation Order is for any reason stayed, revoked, modified or vacated;

      (e) to issue such orders in aid of execution and consummation of the Plan, to the extent authorized by section 1142 of the Bankruptcy Code;

      (f) to consider any amendments to or modifications of the Plan, to cure any defect or omission, or to reconcile any inconsistency in any order of the Bankruptcy Court, including, without limitation, the Confirmation Order;

      (g) to hear and determine all applications for compensation and reimbursement of expenses of professionals under sections 330, 331 and 503(b) of the Bankruptcy Code;

      (h) to hear and determine disputes arising in connection with the interpretation, implementation or enforcement of the Plan and/or Confirmation Order;

      (i) to hear and determine proceedings to recover assets of the Debtor and property of the Debtor's estate, wherever located;

      (j) to hear and determine matters concerning state, local and federal taxes in accordance with sections 346, 505 and 1146 of the Bankruptcy Code;

      (k) to hear and determine matters concerning the escrow(s), if any, established pursuant to Section 5.4(h) hereof;

      (l)  to hear any other matter not inconsistent with the Bankruptcy Code;
   and

      (m)  to enter a final decree closing the Chapter 11 Case.

                                  ARTICLE XI

                           MISCELLANEOUS PROVISIONS

   11.1 Effectuating Documents and Further Transactions. The Debtor (or the Reorganized Debtor after the Effective Date), the Parent, Newco, ETrans, GTrans and Gen and their respective subsidiaries and affiliates are each authorized to execute, deliver, file or record such contracts, instruments, releases, indentures and other agreements or documents and take such actions as may be necessary or appropriate to effectuate and further evidence the terms and conditions of the Plan and any securities issued pursuant to the Plan.

   11.2  Assurances Regarding Debt Securities.

      (a) The Proponents shall take all commercially reasonable actions prior to the date on which all debt securities issued or sold under the Plan are freely tradable to ensure that such debt securities will be structured and priced in such a manner to trade at or above par on the Effective Date; provided, however, that the assurances undertaken herein are not intended to protect the recipients of Long-Term Notes against increases in underlying market interest rates (generally measured by changes on yields on U.S. Treasury securities). The Proponents will not proceed with the issuance or sale of any debt securities under the Plan unless S&P and Moody's shall have issued credit ratings for the New Money Notes, the Long-Term Notes and the QUIDS Notes of not less than BBB- and Baa3, respectively.

      (b) At all times prior to the Effective Date, the Committee shall be given reasonable observation rights in the process of structuring and pricing the debt securities.

   11.3 Corporate Action. On the Effective Date, all matters provided for under the Plan that would otherwise require approval of the shareholders or Board of Directors of the Debtor shall be deemed to have occurred and shall be in effect from and after the Effective Date pursuant to the applicable law of the jurisdiction of incorporation or formation without any requirement of further action by the shareholders or Board of Directors of the Debtor. On the Effective Date, or as soon as practicable thereafter, the Debtor, Newco, ETrans, GTrans and Gen and their respective subsidiaries and affiliates shall, if required, file their articles of incorporation or articles of organization or amended articles of incorporation or amended articles of organization, as appropriate, with the Secretary of State of the jurisdiction of incorporation or formation, as applicable, in accordance with applicable law.

   11.4 Exemption from Transfer Taxes. Pursuant to section 1146(c) of the Bankruptcy Code, the issuance, transfer or exchange of notes or the issuance of equity securities under the Plan, the creation of any mortgage, deed of trust or other security interest, the making or assignment of any lease or sublease, or the making or delivery of any instrument of transfer under, in furtherance of, or in connection with the Plan (including, without limitation, the transfer of real and personal property from the Debtor to ETrans, GTrans and Gen in accordance with Article VII hereof, the recording of any mortgages by ETrans, GTrans and Gen with respect to any debt incurred in furtherance of the Plan, and any merger agreements or agreements of consolidation, deeds, bills of sale or other assignments or transfers executed in connection with any of the transactions contemplated hereunder) shall not be subject to any stamp, real estate transfer, documentary transfer, mortgage recording, sales, use or other similar tax. All sale transactions consummated by the Debtor and approved by the Bankruptcy Court on and after the Petition Date through and including the Effective Date, including, without limitation, the sales, if any, by the Debtor of owned property or assets pursuant to section 363(b) of the Bankruptcy Code and the assumptions, assignments and sales, if any, by the Debtor of executory contracts and unexpired leases pursuant to section 365 of the Bankruptcy Code, shall be deemed to have been made under, in furtherance of, or in connection with the Plan and, therefore, shall not be subject to any stamp, real estate transfer, documentary transfer, mortgage recording, sales, use or other similar tax.

   11.5  Releases by Debtor.

      (a) As of the Effective Date, and subject to the release by the Releasees set forth in Section 11.6 below, the Debtor releases all of the Releasees from any and all Causes of Action held by, assertable on behalf of the Debtor or derivative of the Debtor's rights, in any way relating to the Debtor, the Debtor-in-Possession, the Chapter 11 Case, the Plan, negotiations regarding or concerning the Plan and the ownership, management and operation of the Debtor; provided, however, that the foregoing shall not operate as a waiver of or release from any Causes of Action arising out of any express contractual obligation owing by any former director, officer or employee to the Debtor or any reimbursement obligation of any former director, officer or employee with respect to a loan or advance made by the Debtor to such former director, officer or employee and is not a waiver of or release for any professionals retained in connection with this Chapter 11 Case from claims by their respective clients.

      (b) As of the Effective Date, the Debtor releases the Parent from any and all Causes of Action held by, assertable on behalf of the Debtor or derivative of the Debtor's rights, in any way relating to the Debtor, the Debtor-in-Possession, the Chapter 11 Case, the Plan, negotiations regarding or concerning the Plan, the ownership, management and operation of the Debtor, and any transactions or transfers between the Parent and the Debtor, including but not limited to, any Cause of Action arising under chapter 5 of the Bankruptcy Code or any state fraudulent conveyance statute.

   11.6 Limited Release by Releasees. In consideration for the release of the Releasees and other valuable consideration, as of the Effective Date, each of the Releasees, at its option, generally releases the Debtor and the Debtor-in-Possession, the Reorganized Debtor, Newco, ETrans, GTrans and Gen and their respective subsidiaries and affiliates, in each case in any capacity, from any and all Causes of Action held by, assertable on behalf of or derivative from such Releasee, in any way relating to the Debtor, the Debtor-in-Possession, the Chapter 11 Case, the Plan, negotiations regarding or concerning the Plan and the ownership, management and operation of the Debtor. The release by the Debtor in Section 11.5 hereof shall be provided only to Releasees who execute and deliver to the Debtor a release as provided in this
Section 11.6 and in a form acceptable to the Debtor.

   11.7 Exculpation. As of and subject to the occurrence of the Confirmation Date, (a) the Proponents and the Committee shall be deemed to have negotiated the Plan in good faith, (b) the Proponents and the Committee shall be deemed to have solicited acceptances of the Plan in good faith and in compliance with the applicable provisions of the Bankruptcy Code, including, without limitation, section 1125(a) of the Bankruptcy Code, and any applicable non-bankruptcy law, rule or regulation governing the adequacy of disclosure in connection with such solicitation, and (c) the Proponents and the Committee, as applicable, and each of their affiliates, agents, directors, officers, employees, advisors and attorneys shall be deemed to have participated in good faith and in compliance with the applicable provisions of the Bankruptcy Code in the offer and issuance of any securities under the Plan, and therefore, none of the Debtor, the Debtor-in-Possession, the Parent, the Committee or any of their respective members, officers, directors, employees, advisors, professionals or agents shall have or incur any liability to any holder of a Claim or Equity Interest or other party in interest for any act or omission in connection with, related to, or arising out of, the Chapter 11 Case, negotiations regarding or concerning the Plan, the pursuit of confirmation of the Plan, the consummation of the Plan, or the administration of the Plan or the property to be distributed under the Plan, except for willful misconduct or gross negligence, and, in all respects, the Debtor, the Debtor-in-Possession, the Parent, the Committee and each of their respective members, officers, directors, employees, advisors, professionals and agents shall be entitled to rely upon the advice of counsel with respect to their duties and responsibilities under the Plan; provided that nothing in this Section 11.7 shall effect a release in favor of any Person other than the Debtor with respect to any debt owed to any Governmental Entity for any liability of such Person arising under (x) the Tax Code, or any state, city or municipal tax code, or (y) the environmental laws of the United States, or any state, city or municipality.

   11.8 Termination of Committee. The appointment of the Committee shall terminate on the Effective Date, subject to continuation for specific purposes by a Final Order of the Bankruptcy Court.

   11.9  Fees and Expenses.

      (a) Subject to section 1129(a)(4) and other provisions of the Bankruptcy Code, to the extent applicable, as of the Confirmation Date the Debtor shall reimburse the Parent for any and all fees and expenses of professional Persons incurred by the Parent in connection with the preparation of the Disclosure Statement and the Plan and the prosecution, implementation and consummation of the Plan; provided, however, that in the event that the Debtor recharacterizes any amounts paid on account of Post-Petition Interest as payment upon the applicable Allowed Claim pursuant to the Plan, the Parent shall, within ten (10) days after such recharacterization, return any such reimbursement amounts to the Debtor. On a monthly basis thereafter, the Debtor shall reimburse the Parent for any and all fees and expenses of professional Persons thereafter incurred by the Parent in connection with the Disclosure Statement and the consummation of the Plan.

      (b) From and after the Confirmation Date, the Reorganized Debtor shall, in the ordinary course of business and without the necessity for any approval by the Bankruptcy Court, pay the reasonable fees and expenses of professional Persons thereafter incurred, including, without limitation, those fees and expenses incurred in connection with the implementation and consummation of the Plan.

   11.10 Payment of Statutory Fees. All fees payable pursuant to section 1930 of title 28 of the United States Code, as determined by the Bankruptcy Court at the Confirmation Hearing, shall be paid on or before the Effective Date.

   11.11  Amendment or Modification of the Plan.

      (a) Alterations, amendments or modifications of or to the Plan may be proposed in writing by the Proponents at any time prior to the Confirmation Date, provided that the Plan, as altered, amended or modified, satisfies the conditions of sections 1122 and 1123 of the Bankruptcy Code and the Proponents shall have complied with section 1125 of the Bankruptcy Code. The Plan may be altered, amended or modified by the Proponents at any time after the Confirmation Date and before substantial consummation of the Plan, provided that the Plan, as altered, amended or modified, satisfies the requirements of sections 1122 and 1123 of the Bankruptcy Code and the Bankruptcy Court, after notice and a hearing, confirms the Plan, as altered, amended or modified, under section 1129 of the Bankruptcy Code and the circumstances warrant such alterations, amendments or modifications. A holder of a Claim that has accepted the Plan shall be deemed to have accepted the Plan, as altered, amended or modified, if the proposed alteration, amendment or modification does not materially and adversely change the treatment of the Claim of such holder.

      (b) The Proponents and the Committee shall negotiate in good faith any and all material amendments or modifications to the Plan or in connection with any proposed waiver concerning any provision of the Plan, including, but not limited to, the waiver of any conditions to confirmation of the Plan or the Effective Date of the Plan. If the Proponents and the Committee do not agree upon any such proposed amendments, modifications or waivers, the Proponents shall only implement such amendment, modification or waiver pursuant to a Final Order of the Bankruptcy Court obtained after notice and a hearing on not less than ten (10) days' notice to the Committee and the United States Trustee. The provisions of this paragraph shall apply to all terms and conditions hereof including, but not limited to, Sections 4.25, 7.11, 8.1, 8.2, 8.4, 11.11 and 11.13.

   11.12 Severability. In the event the Bankruptcy Court determines that any provision in the Plan is invalid, void or unenforceable, such provision shall be invalid, void or unenforceable with respect to the holder or holders of such Claims or Equity Interests as to which the provision is determined to be invalid, void or unenforceable. The invalidity, voidness or unenforceability of any such provision shall in no way limit or affect the enforceability and operative effect of any other provision of the Plan.

   11.13 Revocation or Withdrawal of the Plan. The Proponents reserve the right to revoke or withdraw the Plan prior to the Confirmation Date. If the Proponents revoke or withdraw the Plan prior to the Confirmation Date, then the Plan shall be deemed null and void. In such event, nothing contained herein shall constitute or be deemed a waiver or release of any claims by or against the Debtor or any other Person or Governmental Entity or to prejudice in any manner the rights of the Debtor or any Person or Governmental Entity in any further proceedings involving the Debtor.

   11.14 Binding Effect. The Plan shall be binding upon and inure to the benefit of the Proponents, the Reorganized Debtor, Newco, ETrans, GTrans, Gen and their respective subsidiaries and affiliates, the holders of Claims and Equity Interests, other parties in interest, and their respective successors and assigns.

   11.15 Notices. All notices, requests and demands to or upon the Debtor to be effective shall be in writing and, unless otherwise expressly provided herein, shall be deemed to have been duly given or made when actually delivered or, in the case of notice by facsimile transmission, when received and telephonically confirmed, addressed as follows:

   If to the Debtor:
   Pacific Gas and Electric Company
   77 Beale Street
   P.O. Box 7442
   San Francisco, California 94120
   Attn: General Counsel
   Telephone: (415) 973-7000
   Facsimile: (415) 973-5320

   with a copy to:
   PG&E Corporation
   One Market, Spear Street Tower, Suite 2400
   San Francisco, California 94105
   Attn: General Counsel
   Telephone: (415) 267-7000
   Facsimile: (415) 267-7265

   and:
   Howard, Rice, Nemerovski, Canady, Falk & Rabkin
   A Professional Corporation
   Three Embarcadero Center, 7th Floor
   San Francisco, California 94111
   Attn: James L. Lopes

   Telephone: (415) 434-1600
   Facsimile: (415) 217-5910

   and:
   Weil, Gotshal & Manges LLP
   767 Fifth Avenue
   New York, New York 10153
   Attn: Michael P. Kessler
   Telephone: (212) 310-8000
   Facsimile: (212) 310-8007

   and:
   Dewey Ballantine LLP
   Two Houston Center
   909 Fannin Street, Suite 1100
   Houston, Texas 77010
   Attn: Alan Gover
   Telephone: (713) 576-1500
   Facsimile: (713) 576-1533

   If to the Committee:
   Milbank, Tweed, Hadley & McCloy LLP
   601 South Figueroa Street, 30th Floor
   Los Angeles, California 90017
   Attn: Paul S. Aronzon
   Telephone: (213) 892-4000
   Facsimile: (213) 629-5063

   If to the Trustee:
   The Office of the United States Trustee
   250 Montgomery Street, Suite 1000
   San Francisco, California 94104
   Attn: Stephen L. Johnson
   Telephone: (415) 705-3333
   Facsimile: (415) 705-3379

   11.16 Governing Law. Except to the extent the Bankruptcy Code, Bankruptcy Rules or other federal law is applicable, or to the extent an exhibit to the Plan provides otherwise, the rights and obligations arising under this Plan shall be governed by, and construed and enforced in accordance with, the laws of the State of California, without giving effect to the principles of conflicts of law of such jurisdiction.

   11.17 Withholding and Reporting Requirements. Except as otherwise provided by the Plan, in connection with the consummation of the Plan, the Debtor shall comply with all applicable withholding and reporting requirements imposed by any federal, state, local or foreign taxing authority and all distributions hereunder shall be subject to any such withholding and reporting requirements.

   11.18 Preservation of Certain Claims. Schedule 11.18 to the Plan Supplement contains a list of certain contingent and unliquidated claims of the Debtor against third parties. The Debtor retains these claims, as well as any claims that are or were discovered after the date hereof, and reserves its rights to pursue such claims in any appropriate forum, either prior to or following the Effective Date, except as otherwise provided herein.

   11.19  Plan Supplement.  The following documents are contained in the Plan
Supplement:

      (a) Certain schedules to the Plan, including the schedules of executory contracts and unexpired leases to be assumed and assigned, or rejected pursuant to the terms hereof, and the Schedule of Causes of Action described in Section 11.18 hereof;

      (b)  Master Separation Agreement;

      (c)  Tax Matters Agreement;

      (d)  Power Sales Agreement between Gen and the Reorganized Debtor; and

      (e) Transportation and Storage Services Agreement between GTrans and the Reorganized Debtor.

   The Plan Supplement may be inspected in the office of the Clerk of the Bankruptcy Court during normal court hours or through the "Pacific Gas & Electric Company Chapter 11 Case" link available through the website maintained by the Bankruptcy Court at http://www.canb.uscourts.gov. The Plan Supplement is listed under docket number 4579. In addition, holders of Claims or Equity Interests may obtain a copy of the Plan Supplement upon written request to the Debtor at the address set forth in Section 11.15 hereof.

   11.20 Exhibits/Schedules. All exhibits and schedules to the Plan, including the Plan Supplement, are incorporated into and are a part of the Plan as if set forth in full herein.

   11.21 Subrogation Rights. Nothing in the Plan shall affect (a) the subrogation rights of any surety, to the extent applicable or available, which, if available or applicable, shall remain in full force and effect or (b) the rights of the Debtor to object, pursuant to the Bankruptcy Code, to the existence of such subrogation rights.

DATED: April 19, 2002
                                              PACIFIC GAS AND ELECTRIC COMPANY

                                              By: /s/  GORDON R. SMITH
                                                  -----------------------------
                                                  President and Chief Executive
                                                  Officer

                                              PG&E CORPORATION

                                              By: /s/  ROBERT D. GLYNN, JR.
                                                  -----------------------------
                                                  Chairman of the Board, Chief
                                                    Executive Officer
                                                  and President

APPROVED AS TO CONTENT AND FORM:

                                              HOWARD, RICE, NEMEROVSKI, CANADY,
                                              FALK & RABKIN, A Professional
                                                Corporation

                                              BY: /s/  JAMES L. LOPES
                                                  -----------------------------
                                                  Attorneys for Debtor and
                                                    Debtor-in-Possession

                                              WEIL, GOTSHAL & MANGES LLP

                                              By: /s/  MICHAEL P. KESSLER
                                                  ------------------------------
                                                  Attorneys for PG&E Corporation

                                              DEWEY BALLANTINE LLP

                                              By: /s/  ALAN GOVER
                                                  ------------------------------
                                                  Attorneys for PG&E Corporation

                             EXHIBIT A TO THE PLAN

                      Summary of Terms of Debt Securities

I.  New Money Notes

Issuers.....................  1.  ETrans;

                              2.  GTrans;

                              3.  Gen; and

                              4.  Reorganized Debtor.

                              In the case of ETrans, GTrans and Gen, a subsidiary or affiliate of each respective issuer may be a co-issuer or guarantor of the New Money Notes.

Amount/1/...................  ETrans--$400,000,000

                              GTrans--$400,000,000

                              Gen--$850,000,000/2/

                              Reorganized Debtor--$3,706,000,000/3/

Credit Rating...............  At least BBB- by S&P and Baa3 by Moody's.

Coupon Rate.................  The coupon rates are expected to reflect market clearing yields for a primary offering for comparable maturity and size of issue at the time of issuance of issuers in the same industry with the same credit rating, among other factors. The coupon rate on the New Money Notes issued by ETrans, GTrans and Gen will increase in an amount equal to the increase in the "Option Adjusted Spread," as quoted in the Lehman Brothers Electrical Utility Corporate Bond Index (the "Electric Index") between the Initial Measurement Date (as defined below) and the Final Measurement Date (as defined below), rounded to the nearest basis point and subject to the maximum increase of twenty-five (25) basis points. "Initial Measurement Date" shall mean the date of the last Electric Index quotation occurring prior to the date upon which the pricing of the New Money Notes of each of ETrans, GTrans and Gen occurs (the "Pricing Date") and the "Final Measurement Date" shall mean the date of the next Electric Index quotation occurring on or after the twentieth (20th) trading day after the Pricing Date.

Maturity....................  Up to thirty (30) years from issuance; actual maturities will depend on market conditions at the date of issuance and otherwise balance any desire by the issuer to stagger maturities with size of issue requirements for secondary market liquidity./4/
--------
/1/ Each amount is net of underwriting discounts and commissions.
/2/ To the extent that the aggregate estimated amount of Allowed Claims at the Effective Date is greater than those on which the amounts of Long-Term Notes were based, it is expected that the amount of Gen Long-Term Notes will be increased and the amount of Gen New Money Notes will be decreased by an approximately equal amount. In such event, the amount of Reorganized Debtor New Money Notes would be increased by approximately the amount of the increase in the estimated amount of Allowed Claims at the Effective Date,
/3/ See footnote above. If the Prior Reimbursement Agreements described under
    Class 4f are sold, which is the alternative to payment of the related Reimbursement Obligations in Cash, the amount of Reorganized Debtor New Money Notes may be reduced by up to $450,000,000.
/4/ ETrans will issue notes of a single maturity and GTrans will issue notes of a single maturity.

                                     A-A-1

Amortization................  A portion of the New Money Notes issued by Gen may amortize over an average life of not less than ten (10) years; the balance of the New Money Notes issued by Gen and all other New Money Notes will provide for principal payment at maturity.

Denominations...............  $1,000.

Interest Payment Date.......  Semi-annually

Ranking.....................  Pari passu with other unsecured notes, including in the case of ETrans, GTrans and Gen, Long-Term Notes issued to holders of claims in Classes 4e (if any), 5, 6 and 7, and the QUIDS Notes. In the case of the Reorganized Debtor, the New Mortgage Bonds will effectively rank prior to the New Money Notes.

Optional Redemption.........  The New Money Notes are expected to be redeemable at the option of the issuer at any time in whole or in part, at a price equal to the aggregate of the principal amount to be redeemed, accrued and unpaid interest, and a "make whole premium." The amount of the "make whole premium" is expected to reflect market conditions at the time of issuance and be determined by negotiation between the issuer and the underwriter(s). The actual calculation in the event redemption is effected is expected to be made by an independent investment banking institution of national standing.

Covenants...................  The indenture (and any supplemental indentures)
                              under which the New Money Notes will be issued is expected to include covenants in respect of actions the issuer must take or is precluded from taking similar to those included in indentures governing long-term notes of comparable credit rating at the time of the issuance of the New Money Notes, including, but not limited to, limitations on liens.

Events of Default...........  .  Nonpayment of interest when due after a thirty
                                 (30) day grace period.

                              .  Nonpayment of principal or premium at maturity.

                              .  Breach of covenant or warranty in the
                                 indenture and continuation of such breach for ninety (90) days after notice is given to the issuer.

                              . Occurrence of event or condition which results in acceleration of a bond, debenture, note or other evidence of money borrowed or the issuer does not honor its guarantee of any such debt guaranteed by the issuer in the event of such acceleration with an aggregate outstanding principal amount of more than $50,000,000, and such indebtedness is not discharged or acceleration is not rescinded within thirty
                                 (30) days after notice to the issuer.

                              . Entry of decree or order for relief in an involuntary case under federal or state bankruptcy law or similar laws or adjudging the issuer or any significant subsidiary to be bankrupt or insolvent or appointing custodian, receiver, etc., which decree or order remains in effect for ninety (90) days.

                                     A-A-2

                              . Commencing a voluntary case under federal or state bankruptcy law or other similar law; making an assignment for the benefit of creditors; admission in writing of inability to pay debts when due.

Amendments..................  .  Ministerial amendments may be adopted without noteholder consent.

                              . Modifications and amendments may be made by the issuer and the trustee with the consent of a majority in principal amount of each series affected.

                              . Amendments to certain specified economic terms of any series of notes (e.g., maturity date, percentage of outstanding notes required to approve certain matters) may be adopted only with the consent of each noteholder of the series affected thereby.

Registration/Exemption......  Initial issuance of New Money Notes will be registered under the Securities Act.

Listing.....................  New York Stock Exchange or over-the-counter.

Initial Trading Procedures..  None.

II. Long-Term Notes (To be issued to holders of Allowed Claims in Classes 4(e), if any, 5, 6 and 7)

Issuers.....................  1.  ETrans;

                              2.  GTrans; and

                              3.  Gen.

                              A subsidiary or affiliate of each respective issuer may be a co-issuer or guarantor of the Long-Term Notes.

Amount/5/...................  ETrans--$650,000,000

                              GTrans--$500,000,000

                              Gen--$1,250,000,000/6/

Credit Rating...............  At least BBB- by S&P and Baa3 by Moody's.

Coupon Rate.................  The coupon rates will be identical to the coupon rates for New Money Notes of the same maturity at the time of issuance of the Long-Term Notes; if there is no comparable maturity, the coupon rate will be set in consultation with the syndicate of book-running managers of the applicable New Money Notes to initially price such Long-Term Notes at par. In either case, the coupon rate on the Long-Term Notes issued
--------
/5/ Each amount is subject to reduction in an amount equal to the Cash to be paid by the Debtor in lieu of the respective fractional Long-Term Notes and by an amount equal to the issuing entity's proportionate share of the reduction in Long-Term Notes from the use of Excess Cash to satisfy Claims.
/6/ To the extent that the aggregate estimated amount of Allowed Claims at the Effective Date is greater than those on which these amounts were based, it is expected that the amount of Gen Long-Term Notes will be increased and the amount of Gen New Money Notes will be decreased by an approximately equal amount. In such event, the amount of Reorganized Debtor Notes would be increased by approximately the amount of the increase in the estimated amount of Allowed Claims at the Effective Date.

                                     A-A-3
                              by ETrans, GTrans and Gen will increase in an amount equal to the increase in the "Option Adjusted Spread," as quoted in the "Electric Index" between the Initial Measurement Date and the Final Measurement Date, rounded to the nearest basis point and subject to a maximum increase of twenty-five (25) basis points.

Maturity....................  Up to thirty (30) years from issuance; actual maturities will depend on market conditions at the date of issuance and otherwise balance the issuer's need to stagger maturities with size of issue requirements for secondary market liquidity; provided, however, that at least fifty percent (50%) of the Long-Term Notes issued by ETrans and GTrans shall have a maturity of ten
                              (10) years

Amortization................  The Long-Term Notes issued by Gen will amortize over an average life of not less than ten (10) years; the balance of the Long-Term Notes will provide for principal payment at maturity.

Denominations...............  $1,000

Interest Payment Date.......  Semi-annually.

Ranking.....................  Pari passu with other unsecured notes, including the New Money Notes and the QUIDS Notes.

Optional Redemption.........  The optional redemption provisions will be identical to those of the New Money Notes.

Covenants...................  The covenants will be identical to those of the
                              New Money Notes.

Events of Default...........  The events of default will be identical to those of the New Money Notes.

Amendments..................  Amendment procedures will be identical to those of the New Money Notes.

Registration/Exemption/Resale The Long-Term Notes will be issued and distributed pursuant to an exemption from registration provided under section 1145 of the Bankruptcy Code. Notwithstanding the fact that such exemption would generally cover resales of the Long-Term Notes by holders thereof, ETrans, GTrans and Gen will file registration statements covering their respective Long-Term Notes that may be used in connection with resales of the Long-Term Notes.

Listing.....................  New York Stock Exchange or over-the-counter.

Initial Trading Procedures..  The initial holders of the Long-Term Notes will be permitted to sell such Long-Term Notes upon distribution, if they elect to do so, either under section 1145 of the Bankruptcy Code or pursuant to the resale registration statements to be filed by ETrans, GTrans and Gen; provided, however, that, in either case, if such initial sale is made within ten (10) days after the distribution of the Long-Term Notes, such sale must be conducted through one of the book-running managers of the New Money Notes offerings.

                                     A-A-4

III.  QUIDS Notes (To be issued to holders of Allowed Claims in Class 11)

Issuer......................  Gen
                              A subsidiary or affiliate of Gen may be co-issuer or guarantor of the QUIDS Notes.

Amount/7 /..................  $300,000,000

Credit Rating...............  At least BBB- by S&P and Baa3 by Moody's.

Coupon Rate.................  The coupon interest rate will be identical to coupon rates for Gen New Money Notes of the same maturity at the time of issuance of the QUIDS Notes; if there is no comparable maturity, coupon rate will be set in consultation with the syndicate of bookrunning managers of the Gen New Money Notes to initially price the QUIDS Notes at par.

Maturity....................  Up to thirty (30) years from issuance; actual maturity will depend on market conditions at the date of issuance and otherwise balance any desire by Gen to stagger maturities.

Amortization................  To be determined--the QUIDS Notes will either amortize over an average life of not less than ten (10) years or provide for principal payment at maturity.

Denomination................  $25

Interest Payment Date.......  Semi-annually.

Ranking.....................  Pari passu with other unsecured notes, including the New Money Notes and the Long-Term Notes.

Optional Redemption.........  The optional redemption provisions will be identical to those of the New Money Notes.

Events of Default...........  The events of default will be identical to those of the New Money Notes.

Amendments..................  Amendment procedures will be identical to those of the New Money Notes.

Covenants...................  The covenants will be identical to those of the
                              New Money Notes.

Registration/Exemption......  The QUIDS Notes will be issued and distributed pursuant to an exemption from registration provided under section 1145 of the Bankruptcy Code.

Listing.....................  American Stock Exchange.

Initial Trading Procedures..  None.
--------
/7/ Such amount is subject to reduction in an amount equal to the Cash to be paid by the Debtor in lieu of fractional QUIDS Notes.

                                     A-A-5

IV.  New Mortgage Bonds

Issuer......................  Reorganized Debtor

Amount......................  $345,000,000

Coupon Rate and Maturity....  Identical to currently outstanding Mortgage Bonds.

Amortization................  Identical to currently outstanding Mortgage Bonds.

Credit Rating...............  N/A

Denomination................  $1,000

Interest Payment Date.......  Identical to currently outstanding Mortgage Bonds.

Ranking.....................  All bonds of all series are pari passu with one another; generally senior to all other debt.

Redemption..................  Identical to currently outstanding Mortgage Bonds.

Collateral..................  Subject to listed exceptions, secured by a first
                              Lien (as defined below) on all fixed and personal property, shares of stock deposited with the trustee and choses in action, including after-acquired property (subject to Liens existing at acquisition).

Exceptions to Collateral....  The amended and restated Mortgage will expressly exclude from the collateral "excepted
                              property"--cash and securities not paid, deposited or held under the indenture, contracts and other agreements, contract rights, bills, notes and other instruments, accounts receivable, claims and judgments, governmental and other licenses and permits etc., intellectual property rights and other general intangibles, vehicles and other movable equipment, goods, materials and inventory held for sale in the ordinary course or consumable, products produced, furniture and fixtures, computers, data processing and telecommunications facilities used primarily for administrative or clerical purposes or not otherwise used in the Reorganized Debtor's core business, and mineral rights.

Covenants...................  The Reorganized Debtor will not create or permit any debt, Lien or charge which will be prior to the Lien of the indenture upon the mortgaged property or upon the income derived therefrom except for:

                               . Mortgages, pledges, liens, charges, security interests or encumbrances ("Liens") on the assets of the Reorganized Debtor in existence on the date of the indenture (including all Liens contemplated by the Plan ) and to the extent the Reorganized Debtor merges into another entity, Liens on the assets of such entity on the date of merger;

                               .  Liens on property pledged to ensure the
                                  payment of principal and interest on debt issued to finance or refinance some or all of the undercollection reflected in the Reorganized Debtor's TRA or comparable account or Liens otherwise created in connection with the issuance of tax-exempt debt securities;

                                     A-A-6

                               . Pledges or deposits by the Reorganized Debtor under worker's compensation laws, unemployment insurance laws or similar legislation, or good faith deposits, Liens imposed by law, Liens for property taxes, minor restrictions as to the use of real properties, Liens incidental to the conduct of the business of the Reorganized Debtor and other customary permitted Lien exceptions;

                               . Liens constituting purchase money security interests and Liens related to construction and acquisition of property; and

                               .  Liens incurred in connection with
                                  sale-leaseback transactions by the
                                  Reorganized Debtor.

                              Notwithstanding the above, the Reorganized Debtor may create, assume or guarantee secured debt which would otherwise be subject to the foregoing restrictions, provided that, after giving effect thereto, the aggregate amount of all secured debt then outstanding (not including secured debt permitted under the foregoing exceptions) at such time does not exceed ten percent (10%) of the consolidated net tangible assets (as defined in the amended and restated Mortgage) of the Reorganized Debtor.

Events of Default...........  Events of default will be identical to those of the New Money Notes.

Release of Collateral.......  The amended and restated Mortgage will include standard provisions permitting the Reorganized Debtor to obtain the release of property from the lien of the Indenture.

                              The Reorganized Debtor may also obtain, without any release or consent by the Trustee, the release of property at any time, provided that, after such release, the Reorganized Debtor's consolidated net assets equal or exceed six (6) times the aggregate principal amount of Mortgage Bonds then outstanding.

Amendments..................   .  Ministerial amendments may be adopted without
                                  bondholder consent.

                               . Modification and amendments may be made by the Reorganized Debtor and the trustee with the consent of a majority in principal amount of each series affected.

                               . Amendments to certain specified economic terms of any series of bonds (e.g., maturity date, percentage of outstanding bonds required to approve certain matters, conversion rights, creation of prior lien) may be adopted only with the consent of each bondholder of the series affected thereby.

Registration/Exemption......  The New Mortgage Bonds will be issued and distributed pursuant to an exemption from registration provided under section 1145 of the Bankruptcy Code.

Listing.....................  None.

Initial Trading Procedures..  None.

                                     A-A-7

                             EXHIBIT B TO THE PLAN

                       Interest Rates for Allowed Claims

---------------------------------------------------------------------------------------------------
                                                Compounding                        Payment Dates
                           Interest Rate/     Interval Before     Interest          After First
  Contract Type   Class Calculation Method/1/  First Payment  Commencement Date       Payment
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------
A. Contract/2/--Other than PC Bonds or First and Refunding Mortgage Bonds
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------
Floating Rate      5       Base Interest        Quarterly         Last Date          Quarterly
Notes/3/                 Rate: 7.583%/4,5/                      Interest Paid
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------
Revolving Line of  5       Base Interest        Quarterly         Last Date          Quarterly
Credit/3/                 Rate: 8.000%/5/                       Interest Paid
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------
Medium Term        5       Base Interest       Semiannually       Last Date          Quarterly
Notes/3/                     Rate: See                          Interest Paid
                           Exhibit D of
                            Disclosure
                            Statement--
                             "Security
                          Description"/5/
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------
Senior Notes/3/    5       Base Interest       Semiannually       Last Date          Quarterly
                          Rate: 9.625%/5/                       Interest Paid
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------
DWR                5       Per Contract            N/A               N/A          DWR Claims being
                                                                                   offset against
                                                                                 amounts due Debtor
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------
San Joaquin        5       Per Contract        Semiannually       Last Date          Quarterly
Valley/3/                                                       Interest Paid
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------
L/C Banks          4e      Per Contract            N/A            Last Date          Quarterly
                                                                Interest Paid
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------
Prior Bonds/3/     4f      Per Contract            N/A            Last Date          Quarterly
                                                                Interest Paid
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------
MBIA               4c      Per Contract            N/A         Date Funds First      Quarterly
Reimbursement/3/                                               Disbursed Under
                                                              PC Bond Insurance
                                                              Policy for Payment
                                                                of Interest on
                                                               MBIA Insured PC
                                                                    Bonds
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------
QUIDs/3/           11      Per Contract         Quarterly         Last Date          Quarterly
                                                                Interest Paid
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------
B. Contract/2/--First and Refunding Mortgage Bonds
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------
First and          3a      Per Contract        Semiannually       Last Date         Per Contract
Refunding--                                        N/A          Interest Paid
other than
Replaced/6/
---------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------
Replaced First and Refunding/6/          3b  Per Contract Semiannually   Last Date   Per Contract
                                                              N/A      Interest Paid
-------------------------------------------------------------------------------------------------

                                     A-B-1

-----------------------------------------------------------------------------------------------
                                                  Compounding                     Payment Dates
                             Interest Rate/     Interval Before     Interest       After First
   Contract Type    Class Calculation Method/1/  First Payment  Commencement Date    Payment
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
C. Contract/2/--PC Bonds
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
Mortgage Backed/7/   4a       Per Contract       Per Contract       Last Date     Per Contract
                                                                  Interest Paid
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
MBIA Backed/6/       4b       Per Contract       Per Contract       Last Date     Per Contract
                                                                  Interest Paid
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
L/C Backed/6/        4d       Per Contract       Per Contract       Last Date     Per Contract
                                                                  Interest Paid
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
Treasury/3/          4g       Per Contract       Per Contract       Last Date      Quarterly
                                                                  Interest Paid
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
D. Non-Contract/2/--OCC Contract Specified
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
Commercial Paper/3/  5       Base Interest        Quarterly         Last Date      Quarterly
                            Rate: 7.466%/5/                       Interest Paid
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
ISO/Generator/8/     6         Determined          Annually           To be        Quarterly
                              pursuant to                          Determined
                            method set forth
                           in section 35.19a
                              of the FERC
                             regulations/9/
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
ISDA Claims/8/       5          Floating           Annually       Petition Date    Quarterly
                             LIBOR + 2%/9/
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
E. Miscellaneous Contract/2/ and Non-Contract
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
Priority Tax Claims  --        Statutory          Statutory         Statutory      Statutory
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
ESP/8/               7        Lowest Non-          Annually       Petition Date    Quarterly
                              Default Rate
                            Under Applicable
                           Statute, Indenture
                           or Instrument/10/
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
Intercompany/8/      5        Lowest Non-          Annually       Petition Date    Quarterly
                              Default Rate
                            Under Applicable
                           Statute, Indenture
                           or Instrument/10/
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
Gas Procurement/8/   5        Lowest Non-          Annually       Petition Date    Quarterly
                              Default Rate
                            Under Applicable
                           Statute, Indenture
                           or Instrument/10/
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
Other Trade          5        Lowest Non-          Annually       Petition Date    Quarterly
Payables/8/                   Default Rate
                                 Under
                               Applicable
                                Statute,
                              Indenture or
                             Instrument/10/
-----------------------------------------------------------------------------------------------

                                     A-B-2

----------------------------------------------------------------------------------------------
                                                 Compounding                     Payment Dates
                            Interest Rate/     Interval Before     Interest       After First
  Contract Type    Class Calculation Method/1/  First Payment  Commencement Date    Payment
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------
Convenience         10       Lowest Non-          Annually       Petition Date     Quarterly
Class/8,11/                  Default Rate
                                Under
                              Applicable
                               Statute,
                             Indenture or
                            Instrument/10/
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------
Environmental,      8       As Applicable
Fire Suppression,             Under Non-
Pending Litigation          Bankruptcy Law
and Tort
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------
Workers'            12      As Applicable
Compensation                  Under Non-
                            Bankruptcy Law
----------------------------------------------------------------------------------------------

--------
/1/ See Exhibit D of the Disclosure Statement for specific interest rates on certain instruments.
/2/ "Contract" refers to contractual provisions regarding interest calculations. /3/ The first payment will be made ten days after the date the Disclosure
    Statement is approved for the period ended on February 28, 2001.
/4/ Calculated based on actual days elapsed over 360 days, with an implied yield of 7.690%.
/5/ If the Plan fails to be effective by each of the dates set forth below, then the applicable Base Interest Rate shall be increased by the amount set forth below (the "Step-Up Interest Rate") as a permanent and additional increase, effective on and payable after each of the following dates:
(A) February 15, 2003: 37.5 basis points;
(B) September 15, 2003: 37.5 basis points (cumulative with "A" above on a going forward basis from September 15, 2003--75.0 basis points); and
(C) March 15, 2004: 37.5 basis points (cumulative with "A" and "B" above on a going forward basis from March 15, 2004--112.5 basis points).
 In no event shall the Debtor be required to accrue or pay the Step-Up Interest Rate for any interest accruing prior to February 15, 2003.
/6/ Payments have been made when due in respect of these obligations by the
    Debtor, MBIA or the Letter of Credit Issuing Banks, as applicable.
/7/ Paid by Bond Trustee with payments on Mortgage Bonds.
/8/ The first payment will be made on July 30, 2002 for the period ended on
    June 30, 2002.
/9/ Determined on the Petition Date and each anniversary prior to the date of first payment and quarterly thereafter.
/10 /If no such statute, indenture or instrument applies, or if the applicable instrument, indenture or instrument does not specify a non-default rate of interest, Post-Petition Interest shall be calculated and paid at the Federal Judgment Rate.
/11 /Certain claims of $5,000 or less will be paid in full on or before July
             31, 2002.

                                     A-B-3

                            EXHIBIT C-1 TO THE PLAN

                      Assets to be Transferred to ETrans

   The Debtor will transfer to ETrans all of the Debtor's right, title and interest in and to the ETrans Assets. Without limiting the foregoing, the ETrans Assets will include:

   (a) all of the operational facilities used or held for use in connection with the ETrans Business, including high voltage transmission lines (60kV and above), telecommunications network and infrastructure, and towers, poles, cables and underground conduits, substations, transmission control centers and associated operating systems, junctions, transmission switching stations and associated equipment, other than those used solely to serve individual retail customers;

   (b) all fee interests in real property, real property leases, easements and rights of way, mineral, oil and gas and other subsurface rights, development rights, air rights and water rights, and all other rights or agreements relating to real property used or held for use primarily in connection with the ETrans Business, together with any improvements and fixtures located thereon used or held for use primarily in connection with the ETrans Business;

   (c) all tangible personal property primarily used or held for use in connection with the ETrans Business, including all personal property leases, office furniture, equipment, furnishings and supplies, computers, printers and related equipment, telecommunications equipment, reports, manuals, lists and other files, airplanes, vehicles and rolling stock, and inventories, including inventories of work in process, stores, supplies and finished goods and inventories in storage, and fuel stock, fuel supplies, tools, parts, materials (including construction materials) and other supplies and certain books, records and documents;

   (d) certain intellectual property used or held for use primarily in connection with the ETrans Business, including trademarks, servicemarks and trade names, copyrights, registrations and applications for copyrights, issued patents and applications for patents, domain name registrations and any applications therefor, toll-free telephone numbers, trade secrets, know-how, confidential information, technical information, proprietary information, process technology, plans, drawings, analytical and process methods, designs, inventions (whether patentable or unpatentable and whether or not reduced to practice), creative materials, new product or service development materials and records, research and development procedures, operating and other data, license agreements, and proprietary software;

   (e) all governmental permits, licenses, certificates, approvals, authorizations, consents, orders and variances used or held for use primarily in connection with the ETrans Business issued by any Governmental Entity to the Debtor (or its predecessor in interest), as amended from time to time, and applications therefor;

   (f) all contracts, guaranties, agreements, commitments, purchase orders and sales orders primarily relating to the ETrans Business;

   (g) specified notes receivable, if any;

   (h) certain accounts receivable that arose primarily from the conduct of the ETrans Business and certain other rights of the Debtor to receive payment for services primarily related to the ETrans Business;

   (i) all security or similar deposits and prepaid expenses (including any security deposits or prepaid rent under the real property leases and personal property leases assigned to ETrans) made by the Debtor primarily in connection with the ETrans Business;

   (j) the ETrans Business as a going concern and all goodwill primarily associated with the ETrans Business or the ETrans Assets;

   (k) all pending claims of the Debtor that are related to the ETrans Business;

                                    A-C1-1

   (l) certain rights and claims under insurance policies and insurance contracts (other than life and benefits policies or contracts) held by the Debtor or the Parent as described in the Master Separation Agreement;

   (m) all contingent gains related exclusively to the ETrans Business; and

   (n) the assets used or held for use primarily in connection with the Debtor's proprietary telecommunications network system for voice and data, including telecommunications towers, antennas and facilities, telecommunications circuits, and analog and digital microwave equipment.

   The transfer to ETrans will exclude all of the Debtor's right, title and interest in and to all rights, properties and assets owned by the Debtor, or in which the Debtor has an interest, that are used or held for use primarily in connection with, or primarily relate to or primarily arose out of the conduct of, the electric distribution business currently conducted by the Debtor, which will be retained by the Debtor.

   Certain assets used in connection with the ETrans Business will be retained by the Debtor or transferred to GTrans or Gen or one or more of their affiliates because such assets are used primarily in connection with a business other than the ETrans Business, and with respect to certain of such assets the Debtor, GTrans or Gen shall, or shall cause their affiliates to, grant ETrans (or its affiliates or subsidiaries) easements, leases or other rights necessary for use of such assets by ETrans.

                                    A-C1-2

                            EXHIBIT C-2 TO THE PLAN

                      Assets to be Transferred to GTrans

   The Debtor will transfer to GTrans all of the Debtor's right, title and interest in and to the GTrans Assets. Without limiting the foregoing, the GTrans Assets will include:

   (a) all of the operational facilities used or held for use in connection with the GTrans Business, including the GTN segment acquired by the Debtor, control centers, underground gas storage fields, local gas storage facilities, backbone transmission gas pipelines, local transmission gas pipelines and distribution feeder main gas pipelines operating above 60 psig and the service gas pipelines associated with transmission level customers connected to the backbone transmission gas pipelines and local transmission gas pipelines, district regulator stations that reduce the gas pressure from above 60 psig to 60 psig or below and compressors, regulators and measuring stations;

   (b) all fee interests in real property, real property leases, easements and rights of way, mineral, oil and gas and other subsurface rights, development rights, air rights and water rights, and all other rights or agreements relating to real property used or held for use primarily in connection with the GTrans Business, together with any improvements and fixtures located thereon used or held for use primarily in connection with the GTrans Business;

   (c) all capital stock and other equity securities and membership and partnership interests held by the Debtor or an affiliate of the Debtor and issued by entities engaged in, or primarily related to, the GTrans Business, including the common stock of Standard Pacific, together with a note for approximately $20 million from Standard Pacific to the Debtor, and the common stock of Pacific California Gas Systems, Inc.;

   (d) all tangible personal property primarily used or held for use in connection with the GTrans Business, including all personal property leases, office furniture, equipment, furnishings and supplies, computers, printers and other information technology assets, telecommunications equipment, reports, manuals, lists and other files, airplanes, vehicles and rolling stock, raw materials and inventories, including inventories of work in process, stores, supplies and finished goods and inventories in storage, and fuel stock, fuel supplies, tools, parts, materials (including construction materials) and other supplies and certain books, records and documents;

   (e) all intellectual property used or held for use primarily in connection with the GTrans Business, including issued trademarks, servicemarks and trade names, copyrights, registrations and applications for copyrights, patents and applications for patents, domain name registrations and any applications therefor, toll free telephone numbers, trade secrets, know-how, confidential information, technical information, proprietary information, process technology, plans, drawings, analytical and process methods, designs, inventions (whether patentable or unpatentable and whether or not reduced to practice), creative materials, new product or service development materials and records, research and development procedures, operating and other data, license agreements, and proprietary software;

   (f) all governmental permits, licenses, certificates, approvals, authorizations, consents, orders and variances used or held for use primarily in connection with the GTrans Business issued by any Governmental Entity to the Debtor (or its predecessor in interest), as amended from time to time, and applications therefor;

   (g) all contracts, guaranties, agreements, commitments, purchase orders and sales orders primarily relating to the GTrans Business;

   (h) specified notes receivable, if any;

   (i) certain accounts receivable that arose primarily from the conduct of the GTrans Business and certain other rights of the Debtor to receive payment for services primarily related to the GTrans Business;

                                    A-C2-1

   (j) all pending claims of the Debtor that are related to the GTrans Business;

   (k) all security or similar deposits and prepaid expenses (including any security deposits or prepaid rent under the real property leases and personal property leases assigned to GTrans) made by the Debtor primarily in connection with the GTrans Business;

   (l) the GTrans Business as a going concern and all goodwill primarily associated with the GTrans Business or the GTrans Assets;

   (m) certain rights and claims under insurance policies and insurance contracts (other than life and benefits policies or contracts) held by the Debtor or the Parent as described in the Master Separation Agreement; and

   (n) all contingent gains related exclusively to the GTrans Business.

   The transfer to GTrans will exclude all of the Debtor's right, title and interest in and to all rights, properties and assets owned by the Debtor, or in which the Debtor has an interest, that are used or held for use primarily in connection with, or primarily relate to or primarily arise out of the conduct of, the local gas distribution and gas gathering businesses currently conducted by the Debtor, which will be retained by the Debtor.

   Certain assets used in connection with the GTrans Business will be retained by the Debtor or transferred to ETrans or Gen or one or more of their affiliates because such assets are used primarily in connection with a business other than the GTrans Business, and with respect to certain of such assets the Debtor, ETrans or Gen shall, or shall cause their affiliates to, grant GTrans (or its affiliates or subsidiaries) easements, leases or other rights necessary for use of such assets by GTrans.

                                    A-C2-2

                            EXHIBIT C-3 TO THE PLAN

                        Assets to be Transferred to Gen

   The Debtor will transfer to Gen and its subsidiaries all of the Debtor's right, title and interest in and to the Gen Assets. Without limiting the foregoing, the Gen Assets will include:

   (a) the Debtor's hydroelectric generating facilities, including all water conveyance and water storage facilities, powerhouses, generating equipment (turbines and generators) and transmission interconnection equipment (such as step-up transformers and transmission lines), but excluding the Lime Saddle and Coal Canyon non-FERC hydroelectric facilities (and their associated lands, appurtenances and water contracts);

   (b) the Debtor's Diablo Canyon Power Plant, including generating equipment (turbines and generators) and transmission interconnection equipment (such as step-up transformers), and all related and associated facilities, property and equipment, and the beneficial interests in the Trusts related to Diablo Canyon;

   (c) all fee interests in real property, real property leases, easements and rights of way, mineral, oil and gas and other subsurface rights, development rights, air rights and water rights, and all other rights or agreements relating to real property used or held for use primarily in connection with the Gen Business, together with any improvements and fixtures located thereon used or held for use primarily in connection with the Gen Business;

   (d) all capital stock and other equity securities and membership and partnership interests held by the Debtor or an affiliate of the Debtor and issued by entities engaged in or primarily related to the Gen Business, including the Debtor's membership in Nuclear Electric Insurance Limited and the common stock of Eureka;

   (e) all tangible personal property primarily used or held for use in connection with the Gen Business, including all personal property leases, office furniture, equipment, furnishings and supplies, computers, printers and related equipment, telecommunications equipment, reports, manuals, lists and other files, airplanes, vehicles and rolling stock, raw materials and inventories, including inventories of work in process, stores, supplies and finished goods and inventories in storage, and fuel stock, fuel supplies, tools, parts, materials (including construction materials) and other supplies and certain books, records and documents;

   (f) all intellectual property used or held for use primarily in connection with the Gen Business, including trademarks, servicemarks and trade names, copyrights, registrations and applications for copyrights, issued patents and applications for patents, domain name registrations and pending applications therefor, toll-free telephone numbers, trade secrets, know-how, confidential information, technical information, proprietary information, process technology, plans, drawings, analytical and process methods, designs, inventions (whether patentable or unpatentable and whether or not reduced to practice), creative materials, new product or service development materials and records, research and development procedures, operating and other data, license agreements, and proprietary software;

   (g) all governmental permits, licenses, certificates, approvals, authorizations, consents, orders and variances used or held for use primarily in connection with the Gen Business issued by any Governmental Entity to the Debtor (or its predecessor in interest), as amended from time to time, and applications therefor, including all FERC hydroelectric licenses and NRC licenses;

   (h) all contracts, guaranties, agreements, commitments, purchase orders and sales orders primarily relating to the Gen Business, including irrigation district and water agency contracts;

   (i) specified notes receivable, if any;

   (j) certain accounts receivable that arose primarily from the conduct of the Gen Business and certain other rights of the Debtor to receive payment for services that arose primarily from the conduct of the Gen Business;

                                    A-C3-1

   (k) all security or similar deposits and prepaid expenses (including any security deposits or prepaid rent under the real property leases and personal property leases assigned to Gen) made by the Debtor primarily in connection with the Gen Business;

   (l) the Gen Business as a going concern and all goodwill primarily associated with the Gen Business or the Gen Assets;

   (m) all pending claims of the Debtor that are related to the Gen Business;

   (n) certain rights and claims under insurance policies and insurance contracts (other than life and benefits policies or contracts) held by the Debtor or the Parent as described in the Master Separation Agreement, including policies issued by Nuclear Electric Insurance Limited;

   (o) the assets used in connection with the geosciences business, including certain records, reports and intellectual property;

   (p) all of the outstanding stock of Pacific Energy Fuels Company; and

   (q) all contingent gains related exclusively to the Gen Business.

   The transfer to Gen will exclude all of the Debtor's right, title and interest in and to all rights, properties and assets owned by the Debtor, or in which the Debtor has an interest, that are used or held for use primarily in connection with, or primarily relate to or primarily arise out of the conduct of, the electric distribution business currently conducted by the Debtor, which will be retained by the Debtor.

   Certain assets used in connection with the Gen Business will be retained by the Debtor or transferred to ETrans or GTrans or one or more of their affiliates because such assets are used primarily in connection with a business other than the Gen Business, and with respect to certain of such assets the Debtor, ETrans or GTrans shall, or shall cause their affiliates to, grant Gen (or its affiliates or subsidiaries) easements, leases or other rights necessary for use of such assets by Gen.

                                    A-C3-2

                             EXHIBIT D TO THE PLAN

                  Schedule of Letter of Credit Issuing Banks


                                        Original                     Stated Amount
                                        Principal   Letter of Credit of Letter of  Letter of Credit
                Series                   Amount       Issuing Bank      Credit     Expiration Date
---------------------------------------------------------------------------------------------------
California Pollution Control Financing $200,000,000     Bank of      $202,191,781      5/23/02
Authority, Pollution Control Refunding               America, N.A.
Revenue Bonds (Pacific Gas and
Electric Company) $200,000,000 1996
Series C (the "96C Bonds")
---------------------------------------------------------------------------------------------------
California Pollution Control Financing $165,000,000      Morgan      $166,808,220      5/23/03
Authority, Pollution Control Refunding               Guaranty Trust
Revenue Bonds (Pacific Gas and                         Company of
Electric Company) $165,000,000 1996                     New York
Series E (the "96E Bonds")
---------------------------------------------------------------------------------------------------
California Pollution Control Financing $100,000,000   BNP Paribas    $101,095,891      5/23/03
Authority, Pollution Control Refunding
Revenue Bonds (Pacific Gas and
Electric Company) $100,000,000 1996
Series F (the "96F Bonds")
---------------------------------------------------------------------------------------------------
California Pollution Control Financing $148,550,000  Deutsche Bank   $150,177,946      9/16/02
Authority, Pollution Control Refunding                     AG
Revenue Bonds (Pacific Gas and
Electric Company) 1997 Series B (the
"97B Bonds")

                                     A-D-1


                           EXHIBIT B TO THE DISCLOSURE STATEMENT
 1   JEFFREY L. SCHAFFER (No. 91404)
 2   WILLIAM J. LAFFERTY (No. 120814)
 3   HOWARD, RICE, NEMEROVSKI, CANADY,
 4        FALK & RABKIN
 5   A Professional Corporation
 6   Three Embarcadero Center, 7th Floor
 7   San Francisco, California 94111-4065
 8   Telephone: 415/434-1600
 9   Facsimile: 415/217-5910
10
11   Attorneys for Debtor and Debtor in Possession
12   PACIFIC GAS AND ELECTRIC COMPANY
13
14                           UNITED STATES BANKRUPTCY COURT
15
16                           NORTHERN DISTRICT OF CALIFORNIA
17
18                               SAN FRANCISCO DIVISION
19
20
21
22               In re                              Case No. 01-30923 DM
23
24               PACIFIC GAS AND ELECTRIC           Chapter 11 Case
25               COMPANY, a California corporation,
26
27                            Debtor.
28
            Federal I.D. No. 94-0742640
               -----------------------------------


                             ORDER APPROVING DISCLOSURE
                        STATEMENT FOR PLAN OF REORGANIZATION
                     UNDER CHAPTER 11 OF THE BANKRUPTCY CODE FOR
               PACIFIC GAS AND ELECTRIC COMPANY (DATED APRIL 19, 2002)

       At the date and time set forth above, the Court held a hearing on final approval of the Disclosure Statement for Plan of Reorganization Under Chapter
   11 of the Bankruptcy Code for Pacific Gas and Electric Company Proposed by
   Pacific Gas and Electric Company and PG&E Corporation (Dated April 19, 2002), filed herein by Pacific Gas and Electric Company, debtor and debtor in possession herein ("PG&E"), and PG&E Corporation (the "Disclosure Statement").
   Appearances were as noted in the record.
















 1       The Court, having reviewed the "Errata to Disclosure Statement for Plan of
 2   Reorganization Under Chapter 11 of the Bankruptcy Code for Pacific Gas and
 3   Electric Company Proposed by Pacific Gas and Electric Company and PG&E
 4   Corporation (Dated April 19, 2002)" and the "Errata to Plan of Reorganization
 5   Under Chapter 11 of the Bankruptcy Code for Pacific Gas and Electric Company
 6   Proposed by Pacific Gas and Electric Company and PG&E Corporation (Dated April
 7   19, 2002)," each of which were filed with the Court on April 23, 2002, and
 8   copies of which were made available to creditors and interested parties
 9   (collectively, the "Errata"), and having found that the proposed corrections set
10   forth in the Errata are appropriate, and do not affect in a materially adverse
11   manner the rights of any creditors or parties in interest, and the Court having
12   considered objections filed by various parties, which objections have been
13   withdrawn or otherwise resolved, and having found that the Disclosure Statement
14   contains adequate information, within the meaning of Section 1125(a) of the
15   Bankruptcy Code:
16
17       IT IS HEREBY ORDERED that:
18       1.  The Disclosure Statement (as corrected by the Errata) is approved;
19       2.  Notwithstanding Rule 3017(d) of the Federal Rules of Bankruptcy
20   Procedure, the Court shall fix the record date for purposes of such subdivision
21   of Rule 3017 pursuant to a separate order;
22       3.  The Court expressly finds and determines that neither Rule 2002(c)(3)
23   nor Rule 3017(f) of the Federal Rules of Bankruptcy Procedure are implicated by
24   the Disclosure Statement, and that the Court therefore need not establish the
25   procedures referenced in Rule 3017(f)(1) and (2) during the hearing on the
26   Disclosure Statement; and
27       4.  The Court shall by separate order establish procedures and rules
28   governing the solicitation of acceptances of the Plan of Reorganization proposed by PG&E and PG&E




 1  Corporation, and governing the timing for filing objections, and the hearing on
 2  confirmation, of such Plan.
 3
 4  DATED: April 24, 2002
 5
 6                                     /s/ Dennis Montali
 7                                     ---------------------------------------------
 8                                     United States Bankruptcy Judge
 9
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24
25
26
27
28



  1  JAMES L. LOPES (No. 63678)
  2  JEFFREY L. SCHAFFER (No. 91404)
  3  WILLIAM J. LAFFERTY (No. 120814)
  4  HOWARD, RICE, NEMEROVSKI, CANADY,
  5      FALK & RABKIN
  6  A Professional Corporation
  7  Three Embarcadero Center, 7th Floor
  8  San Francisco, California 94111-4065
  9  Telephone:  415/434-1600
 10  Facsimile: 415/217-5910
 11
 12  Attorneys for Debtor and Debtor in Possession
 13  PACIFIC GAS AND ELECTRIC COMPANY
 14
 15                          UNITED STATES BANKRUPTCY COURT
 16                          NORTHERN DISTRICT OF CALIFORNIA
 17                              SAN FRANCISCO DIVISION
 18
 19
 20
 21              In re                              Case No. 01-30923 DM
 22
 23              PACIFIC GAS AND ELECTRIC           Chapter 11 Case
 24              COMPANY, a California corporation,
 25
 26                           Debtor.
 27
 28              Federal I.D. No. 94-0742640
                 -----------------------------------


                             SCHEDULING ORDER SUPPLEMENTING
                               ORDERS APPROVING DISCLOSURE
                          STATEMENT FOR PLAN OF REORGANIZATION
                       UNDER CHAPTER 11 OF THE BANKRUPTCY CODE FOR
               PACIFIC GAS AND ELECTRIC COMPANY (DATED APRIL 19, 2002) AND
                DISCLOSURE STATEMENT FOR THE CALIFORNIA PUBLIC UTILITIES
                COMMISSION'S PLAN OF REORGANIZATION UNDER CHAPTER 11 FOR
                  PACIFIC GAS AND ELECTRIC COMPANY (DATED MAY 17, 2002)

         At a hearing held on April 24, 2002, the Court approved the Disclosure
     Statement for Plan of Reorganization Under Chapter 11 of the Bankruptcy Code
     for Pacific Gas and Electric Company Proposed by Pacific Gas and Electric
     Company and PG&E Corporation (Dated April 19, 2002), filed herein by Pacific
     Gas and Electric Company, debtor and debtor in possession herein ("PG&E"), and
     PG&E Corporation (the "PG&E Disclosure Statement"), and an Order Approving
     Disclosure



  1   Statement for Plan of Reorganization Under Chapter 11 of the Bankruptcy Code
  2   was entered on
  3   April 24, 2002 following such hearing. At the hearing, notwithstanding Rule
  4   3017(c) of the Federal Rules of Bankruptcy Procedure, the Court postponed
  5   setting a date for (i) the last day for holders of claims and interests to
  6   accept or reject the Plan of Reorganization Under Chapter 11 of the Bankruptcy
  7   Code for Pacific Gas and Electric Company Proposed by Pacific Gas and Electric
  8   Company and PG&E Corporation [Dated April 19, 2002] (the "PG&E Plan") and (ii)
  9   the hearing on confirmation of the PG&E Plan, until the hearing on approval of
 10   the Disclosure Statement for the California Public Utilities Commission's Plan
 11   of Reorganization under Chapter 11 for Pacific Gas and Electric Company [Dated
 12   May 17, 2002] (the "Commission Disclosure Statement").
 13
 14       Commencing on May 9, and continuing on May 15, 2002, the Court held a
 15   hearing on the Commission Disclosure Statement, and a hearing on the Motion by
 16   PG&E and the CPUC for Order (i) Approving Notices of Non-Voting Status, Notices
 17   to Parties to Executory Contracts and Notice to State Agencies; and (ii)
 18   Approving Voting Solicitation Procedures, Forms of Voting Ballots, Voting
 19   Timetable and Tabulation Procedures (the "Voting Procedures Motion"). The
 20   Commission Disclosure Statement was approved by the Court pursuant to an order
 21   entered herein on May 17, 2002, and the Voting Procedures Motion was approved
 22   pursuant to an Order Granting Motion by PG&E and the CPUC for Order (i)
 23   Approving Notices of Non-Voting Status, Notices to Parties to Executory
 24   Contracts and Notice to State Agencies; and (ii) Approving Voting Solicitation
 25   Procedures, Forms of Voting Ballots, Voting Timetable, and Tabulation
 26   Procedures (the "Voting Procedures Order"), entered herein on May 20, 2002.
 27
 28       IT IS HEREBY ORDERED that:
          1.  The April 24, 2002 Order and May 17, 2002 Order approving the PG&E
      Disclosure Statement and CPUC Disclosure Statement, respectively, are reaffirmed as of this date.




 1      2.  The hearing to consider confirmation of the PG&E Plan and the Plan of
 2  Reorganization
 3  under Chapter 11 for Pacific Gas and Electric Company [Dated May 17, 2002]
 4  filed by the California Public Utilities Commission (the "Commission Plan")
 5  shall commence on August 1, 2002 at 9:30 a.m. at the United States Bankruptcy
 6  Court, 235 Pine Street, 22nd Floor, San Francisco, California. The Confirmation
 7  Hearing shall commence with a status conference to establish (i) discovery
 8  procedures with respect to any objections to confirmation which are filed in
 9  accordance with the procedures set forth in paragraphs 3 and 4 below; (ii) a
10  briefing schedule with respect to issues to be presented in connection with
11  confirmation of the Plans; and (iii) a schedule for continuation of the
12  Confirmation Hearing; provided, however, that the Confirmation Hearing may be
13  adjourned from time to time without prior or other notice, other than an
14  announcement of the adjourned hearing date at the Confirmation Hearing. Any
15  party who files an objection to confirmation (or such party's designee) must
16  appear at the August 1, 2002 hearing, failing which such objection will be
17  denied for want of prosecution.
18      3.  Any objection to confirmation of the PG&E Plan or the Commission Plan
19  must (a) be in writing, (b) set forth the name and address of the objecting
20  party, the nature of the Claim or Interest of such party, the nature of the
21  objection and the legal basis therefor (as described more fully in Paragraph 4,
22  below), (c) describe any discovery that such objecting party desires to conduct
23  in connection with the objections presented, and (d) be filed with and received
24  by the Clerk of the United States Bankruptcy Court for the Northern District of
25  California (including a copy for Chambers of the Honorable Dennis Montali),
26  together with proof of service thereof, and served upon and received by the
27  following parties, no later than 4:00 p.m., Pacific time, on July 17, 2002:
28  (1) Pacific Gas and Electric Company, 77 Beale Street, P.O. Box 7442, San
    Francisco, California 94120, Attn: General Counsel; (2) PG&E Corporation, One
    Market, Spear Street Tower, Suite 2400, San Francisco, California 94105, Attn:
    General Counsel; (3) Howard, Rice, Nemerovski, Canady, Falk & Rabkin, A
    Professional Corporation, Attorneys for Pacific Gas and Electric Company, Three
    Embarcadero Center, 7th Floor, San Francisco, California 94111, Attn: James L.
    Lopes; (4) Dewey Ballantine LLP, Attorneys for PG&E Corporation, Two Houston
    Center, 909 Fanin Street, Suite




 1  1100, Houston, Texas 77010, Attn: Alan Gover; (5) Weil, Gotshal & Manges LLP,
 2  Attorneys for
 3  PG&E Corporation, 767 Fifth Avenue, New York, New York 10153, Attn: Michael
 4  Kessler; (6) The Office of the United States Trustee, 250 Montgomery Street,
 5  Suite 1000, San Francisco, California 94104, Attn: Stephen L. Johnson; (7)
 6  Milbank, Tweed, Hadley & McCloy LLP, Attorneys for Official Unsecured
 7  Creditors' Committee, 601 South Figueroa Street 30th Floor, Los Angeles,
 8  California 90017, Attn: Robert Moore; (8) The California Public Utilities
 9  Commission, 505 Van Ness Avenue, San Francisco, California 94111, Attn: Gary M.
10  Cohen; and (9) Paul, Weiss, Rifkind, Wharton & Garrison, Attorneys for the
11  California Public Utilities Commission, 1285 Avenue of the Americas, New York,
12  New York 10019-6064, Attn: Alan W. Kornberg.
13      4.  Objections to the Plan(s) shall briefly state the grounds on which each
14  objection is based in a manner which is sufficient to give notice to the
15  proponents of the Plan(s) of the nature of the objections, but shall NOT
16  include a memorandum of legal or factual points and authorities or other
17  discussion of the legal theories for the objection.
18      5.  On or before July 22, 2002, the Commission and PG&E shall file with the
19  Court and serve on any party who filed an objection pursuant to Paragraphs 3
20  and 4 above, a motion setting forth a proposed discovery protocol, which motion
21  also shall be heard on August 1, 2002 at 9:30 a.m.
22      6.  August 12, 2002 shall be the last day for holders of claims and
23  interests to cast a ballot to accept or reject the PG&E Plan and/or the
24  Commission Plan and, as appropriate, to indicate a preference if both Plans are
25  accepted. Procedures for voting to accept or reject the Plans (and state a
26  preference, as applicable) are as set forth in the Voting Procedures Order.
27  DATED: May 20, 2002
28
                                       /s/ Dennis Montali
                                       ---------------------------------------------
                                       UNITED STATES BANKRUPTCY JUDGE



                     EXHIBIT C TO THE DISCLOSURE STATEMENT

Assumptions--Nature and Limitations of Projections

   The financial projections included in the Disclosure Statement are dependent upon the successful implementation of the business plans of the Reorganized Debtor, ETrans, GTrans and Gen and the validity of the other assumptions contained therein. These projections reflect numerous assumptions, including confirmation and consummation of the Plan in accordance with its terms, continued access by the Reorganized Debtor, ETrans, GTrans and Gen to debt and equity markets, the continued availability of the working capital facilities contemplated by the Disclosure Statement, the anticipated future performance of the Reorganized Debtor, ETrans, GTrans and Gen, certain assumptions with respect to competitors of ETrans, GTrans and Gen, general business and economic conditions and other matters, many of which are beyond the control of the Reorganized Debtor, ETrans, GTrans and Gen. In addition, the risk factors outlined in the Disclosure Statement and unanticipated events and circumstances occurring subsequent to the preparation of the projections may affect the actual financial results of the Reorganized Debtor, ETrans, GTrans and/or Gen. Although the Proponents believe that the projections are reasonably attainable, variations between the actual financial results and those projected may occur and may be material.

Significant Assumptions Regarding Plan Consummation

   The Debtor is assuming that the Plan shall be confirmed by the Bankruptcy Court for the purposes of these projections. The assumption of Plan confirmation incorporates the following significant assumptions:

    1. the holders of Classes 3a, 3b, 4a, 4c, 4e, 5, 6, 7, 9, 11 and 14 claims shall have voted to accept the Plan by the requisite statutory majority or majorities as provided in section 1126(c) of the Bankruptcy Code;

    2. no material adverse effect on the business, assets, operations, property, condition (financial or otherwise) of the Debtor or any of its subsidiaries (other than inactive subsidiaries) shall have occurred and be continuing;

    3. no material unanticipated claims shall have been filed or asserted in the Chapter 11 Case;

    4. all necessary regulatory and governmental approvals shall have been received within the contemplated timeline; and

    5. the Bankruptcy Court shall have confirmed the Plan.

Significant Assumptions Regarding the Pre-Consummation Projections

   Cash Balance At December 31, 2002

   The Debtor expects to have cash available to reimburse creditors at year-end 2002 of about $1.7 billion. This amount is estimated based on the current cash balances and takes into account various cash impacts through 2002. These impacts include reductions for restricted funds, outstanding checks, all operating receipts and disbursements, and the $330 million net mortgage payment made on March 1, 2002. This forecasted cash balance reflects estimated disbursements to certain creditors to pay pre-petition debts, and interest on those debts, before consummation of the Plan. Capital expenditures included in the forecast total $1.6 billion in 2002. Pre-consummation disbursements of interest and pre-petition obligations include $1.06 billion to QF suppliers, $89 million of customer deposits and $768 million of interest before final interest payments at Plan consummation.

   Earnings For 2001-2002

   Earnings over the period 2001-2002 reflect earnings both from ongoing utility operations and non-recurring items such as the impact of FERC-ordered refunds and reversal of charges for costs the Debtor believes are invalid. Starting common equity balances in 2003 incorporate these earnings.

THE DISTRIBUTION COMPANY (REORGANIZED DEBTOR)

A. Structure of the Reorganized Debtor

1. The Reorganized Debtor will be a local electric and gas distribution company serving retail customers in Northern and Central California. The Reorganized Debtor will retain substantially all distribution assets, comprised of the current assets that are not transferred to ETrans, GTrans or Gen or sold as contemplated under Section VI.I of the Disclosure Statement. In general, the Reorganized Debtor's assets will be electric facilities at voltages below 60 kilovolts and gas facilities at pressures below 60 psig.

2. The Reorganized Debtor will provide distribution customer services and revenue cycle services, and will provide and administer public purpose programs for retail electric and gas customers.

3. The Reorganized Debtor will retain the obligation to procure gas on behalf of its retail gas customers and will accept the obligation to procure power on behalf of its retail electric customers once certain financial conditions are achieved.

4. The Reorganized Debtor will assume and retain the bilateral energy purchase agreements with (a) third-party gas suppliers and (b) QFs and other third party power suppliers. Gen will assume Irrigation District contracts.

5. The Reorganized Debtor and Gen will enter into an agreement during which the Reorganized Debtor will purchase output generated by Gen's facilities and produced under Gen's power purchase agreements.

6. The Reorganized Debtor will contract with GTrans for a combination of firm and as-available storage and pipeline capacity rights based on its continuing obligation to serve core gas customers.

7. The Hunters Point Power Plant and Humboldt Bay Power Plant assets will remain with the Reorganized Debtor.

B.  Significant Assumptions Regarding the Projections for the Reorganized Debtor

   Income Statement

   Total Operating Revenues

   Revenues include customer payments for electric and gas distribution services, electric transmission and gas transmission services, electric and gas energy procurement purchases (excluding DWR sources of electricity), public purpose programs and Rate Reduction Bonds.

1. Electric and Gas Distribution Revenues include base revenue increases from general rate case and attrition proceedings intended to enable the Reorganized Debtor to recover increased costs due to inflation, customer growth and ratebase growth. The authorized rate of return on common equity
   (ROE) remains at 11.2%. Electric annual load growth approximates 2%/year, and gas annual load growth ranges between 1.5% and 3%/year. The total energy demand incorporates forecast impacts of conservation programs in 2001 and 2002. Electric Direct Access retail load approximates 10,000 GWh annually.

2. Electric and gas procurement revenues match electric and gas procurement expenses. Excluded are revenues collected for electric energy procured by DWR on behalf of the Reorganized Debtor's customers. Cash revenues (receipts) lag expenses (disbursements) by the average working capital lag of 16 days.

3. Electric and Gas Public Purpose Program Revenue, excluding CARE, remains relatively constant at about $230 million/year (about $200 million electric, $30 million gas). Identical M&O expenses offset these revenues so there is no impact on distribution earnings.

4. System average retail electric rates for bundled services are currently approximately 13.9 cents/kWh. For purposes of these financial projections, this system average rate is forecast to decrease to approximately 13.4 cents/kWh after Plan consummation. The financial projections assume that electric rates fluctuate normally thereafter due to changes in sales volume and normal ratemaking changes reflecting revenue requirements for base costs, public purpose programs, electric energy procurement and remittances to the DWR.

   Operating Expenses

1. Total Cost of Energy includes all electric and gas commodity procured on behalf of retail electric and gas customers, and the costs of electric transmission and gas transmission services. Electric commodity costs include QF contracts, bilateral contracts with Gen, natural gas fuel for the Hunters Point and Humboldt power plants and other commodity procurement and grid management costs. Excluded are remittances to DWR for power it procures on behalf of the Reorganized Debtor's customers.

2. M&O and A&G Costs include direct M&O Expenses for electric and gas distribution, M&O expenses for the Hunters Point and Humboldt facilities, distribution A&G costs, public purpose programs and franchise and uncollectibles expenses. The Reorganized Debtor is assumed to pay $84 million in franchise fees in 2003. Total franchise fees paid by the Reorganized Debtor, Gen, ETrans and GTrans are assumed to be $93 million in 2003. This compares to $82 million in franchise fees paid by the Debtor in 2000.

3. Depreciation is calculated using depreciation rates currently authorized by the California Public Utilities Commission.

4. Property and Other Taxes is estimated at about 1% of average net plant as shown on the balance sheet. Net Plant is used as a proxy for the assessed value of the assets. This method approximates the historical property tax expense associated with these assets. The forecast makes no assumptions and Debtor has taken no position with the State Board of Equalization regarding central or local assessment, or the specific future methods of assessing the value of assets, but the forecast assumes that, on an overall basis for the Reorganized Debtor, property tax expense will continue to be about 1% of average net plant. The Reorganized Debtor is assumed to pay $109 million in property taxes in 2003. Total property taxes paid by the Reorganized Debtor, Gen, ETrans and GTrans are assumed to be $216 million in 2003. This compares to $169 million in property taxes paid by the Debtor in 2000. Debtor has had no non-confidential discussions with the State Board of Equalization regarding future assessments of Reorganized Debtor, and therefore property tax statements filed with the Board or local assessors after the Plan may differ from these assumptions depending upon actions by the Board or local assessors.

   Interest Expense

   Interest Expense (excluding Rate Reduction Bonds) consists mainly of interest on long-term debt. Interest expense is based on an interest rate of about 7.75% for new long-term debt and 4.7% for retained Pollution Control bonds. Borrowing costs are based on the all-in, effective costs to the Reorganized Debtor. Corresponding debt balances are net of issuance expenses. Accordingly, the par value of debt issued will be approximately 1% higher than the net balances shown.

   Other Income

   Other Income is comprised of "below-the-line" income and expenses, including AFUDC, operating costs not recoverable in retail rates, and non-recurring items.

   Income Taxes

   Income Taxes are calculated using a 35% federal tax rate and an 8.84% state tax rate, with a combined tax rate of 40.746%. The book income tax provision reflects existing regulatory practices for recognizing the timing of income tax expenses.

   Dividends

   Preferred Dividend arrearages are paid upon Plan consummation. Preferred dividends are based on an embedded cost of preferred stock of about 6.5%.

   Balance Sheet

   Starting balances are based on separation of the assets into the lines of business as described in the Plan and Disclosure Statement. Generally, balances of assets and liabilities are either held constant at their starting level, or are taken as a percentage of a revenue or expense. Plant in service, construction work in progress, common stock and long-term debt are dynamic balances, changing as a function of cash from operations and capital expenditures. Cash balances are assumed to be zero, since any excess cash is either netted against short-term borrowings or is used to buy back long-term debt and equity in order to meet the assumed capital structure targets for each year. For the distribution business, the targeted debt/capital ratio is less than 50%, declining from an initial debt/capital ratio of 51%.

   Cash Flow Statement

1. Cash from operations is estimated by adding back depreciation and deferred taxes to net income, plus changes in working capital. Seasonal variations in receipts and reimbursements will cause these average requirements to fluctuate within a range of approximately +/- $250 million.

2. Subsequent to Plan consummation, the Reorganized Debtor manages its capital structure such that it achieves an overall debt to total capitalization ratio of approximately 49%, and then maintains that debt ratio over time. Reorganized Debtor commences cash distributions to common shareholders (shown as common stock repurchases) when it reaches its target debt ratio in 2004. Subsequently, Reorganized Debtor issues or repurchases debt and common equity annually in order to maintain this capital structure.

   Supplemental Information

   The Supplemental Information provides additional detail on gas and electric assumptions in the financial projections for the Reorganized Debtor.

THE GENERATION COMPANY (GEN)

A.   Structure of Gen

1. Gen produces electricity, ancillary services and reliability-must run services. Initially all of the output of Gen will be sold to the Reorganized Debtor through a long-term bilateral contract. Beyond the term of the contract, Gen expects to sell into the open market at market rates.

2. Gen will own and operate the conventional hydroelectric facilities, Helms Pumped Storage facility and Diablo Canyon Power Plant. In addition, Gen will own and administer the Irrigation District contracts. Table 1 lists the capacity and energy output of Gen's assets.

3. Gen will own and maintain the generation tie lines that connect the generating assets to the transmission system.

   Table 1.  Gen Capability

                                                        Capacity
                                                          (MW)
                                                        --------
               Hydro (incl. Helms).....................  3,896
               Diablo Canyon...........................  2,174
               Irrigation Districts....................  1,048
               Total...................................  7,118

B.  Significant Assumptions Regarding the Projections for Gen

   Income Statement

   Total Operating Revenues

   Under the terms of the bilateral contract with the Reorganized Debtor, Gen will receive separate capacity and energy payments. The capacity payments will be subject to availability criteria and the energy payments will be based on the actual electrical output of the assets. Both the capacity price and the energy price will escalate with inflation. The capacity payment is expected to result in Gen revenue of approximately $1.22 billion per year, while the energy payment is expected to be approximately $0.26 billion. Actual revenue will vary with hydrological conditions, unit outages, and other factors affecting energy production and capacity ratings under the contract.

   Operating Expenses

1. Total Cost of Energy represents the cost of nuclear fuel for Diablo Canyon, as well as the spent fuel storage fee imposed by the Department of Energy.

2. M&O and A&G Costs--Hydro and Helms

    a. Hydro operations and maintenance expenses are similar to the expenses contained in PG&E's proposed Revenue Sharing Agreement, dated August 11, 2000.

    b. Normal expenses are based on the Debtor's historic level of spending prior to the passage of AB1890.

    c. Mandated expenses are any expenses incurred as a result of an order from a government agency or regulatory body. Such expenses include the cost of complying with license conditions and fees payable to the FERC, among other costs.

    d. Transmission fees are estimated at $5.5 million per year escalating with inflation, based on Debtor's forecast.

    e. In recent history, the hydro system has experienced one major storm causing approximately $20 million of damage every ten years. Consequently, the operating expenses include $2 million per year escalating at inflation to reflect this cost.

3. M&O and A&G Costs--Diablo Canyon

    a. Diablo Canyon's normal operating expenses are about $230 million escalating at inflation. O&M includes the cost of dry cask storage for spent nuclear fuel. Each unit runs approximately 20 months between refueling outages, resulting in one unit outage per year and 2 unit outages in the same year once every 5 years. Each refueling outage costs $35 million and requires 35 days to complete.

    b. Income on the Diablo Decommissioning Trust assets flow through Other Income with an offsetting expense. All trust income and assets remain restricted for the sole purpose of nuclear decommissioning.

4. M&O and A&G Costs--Irrigation District Contracts

    a. Irrigation district expenses consists of debt service payments, O&M, and water and energy payments, initially totaling $70 million/year.

5. Depreciation and Decommissioning--Depreciation expense is almost entirely for PG&E conventional hydro. Depreciation expense on hydro assumes a 35 year remaining life on gross plant. Diablo Canyon, Helms, and one conventional hydro project (South Yuba) have previously been expensed for financial reporting purposes.

6. Property and Other Taxes--Property tax is estimated at a little more than 1% of the market value of the generation business. The forecast makes no assumptions and Debtor has taken no position with the State Board of Equalization regarding central or local assessment, or the specific future methods of assessing the value of assets, but the forecast assumes that, on an overall basis for Gen, property tax expense will be a little more than 1% of the market value of the generation business. Gen is assumed to pay $66 million in property taxes in 2003. Debtor has had no non-confidential discussions with the State Board of Equalization regarding future assessments of Gen, and therefore property tax statements filed with the Board or local assessors after the Plan may differ from these assumptions depending upon actions by the Board or local assessors.

   Total Interest Income

   Gen is assumed to not carry a cash balance, aside from the debt service reserve fund described below.

   Interest Expense

   Interest Expense (excluding Rate Reduction Bonds) is modeled assuming an 8.2% cost of long-term debt. Borrowing costs are based on the all-in, effective costs to Gen. Corresponding debt balances are net of issuance expenses. Accordingly, the par value of debt issued will be approximately 1% higher than the net balances shown.

   Income Taxes

   Income taxes are calculated using a 35% federal tax rate and an 8.84% state tax rate, with a combined tax rate of 40.746%.

   Balance Sheet

   Assets

   Net Plant--Net plant is essentially the Debtor's conventional hydro plus undepreciated capital additions at Diablo Canyon, Helms and South Yuba.

   Other Noncurrent Assets--Approximately $1.2 billion of this is the Diablo Decommissioning Trust fund. This fund is projected to grow at 6.34% per year from investment income reinvestments. The remaining $170 million is nuclear fuel inventory.

   Short-term Investments (Net)--Short-term Investments reflects cash held in a debt service reserve fund. Income on this fund is reflected in Other Income.

   Current Assets

   Accounts Receivable--Customers--Accounts receivable is estimated at 45 days revenue.

   Other Current Assets--$66 million of materials and supplies inventory is listed as Other Current Assets.

   Capitalization

   Common Stock Equity--Gen is borrowing against the market value of its assets and the book value is artificially low due to previous accounting write-downs. As a result, common stock equity is negative.

   Other Long-Term Debt--Gen consists of a mix of finite lived assets (Diablo Canyon, and the Irrigation District Contracts) as well as near-perpetual assets (Hydro and Helms). Because of this mix of assets as well as the security of the bilateral contract, Gen's near-term borrowing capacity is greater than its long-term borrowing capacity. Gen is assumed to borrow $2.4 billion initially. $2.0 billion of this debt amortizes over 21 years.

   Current Liabilities

   Accounts Payable--Creditors--Accounts payable is estimated at 45 days of cash operating expenses.

   Deferred Credits and Other NC Liabilities

   Deferred Income Taxes--Deferred income taxes are the difference between book and cash income taxes.

   Other Noncurrent Liab.--This item is the liability associated with decommissioning Diablo Canyon.

   Cash Flow Statement

   Cash Flows From Operations

   Cash from operations is estimated by adding back depreciation and deferred taxes to net income, plus any change in working capital.

   Investing Activities

   Capital Expenditures

   Hydro and Helms

    1. Capital spending is divided into normal capital and mandated capital costs. The normal capital spending forecast is the same as that contained in the Revenue Sharing Agreement.

    2. Mandated capital costs, like mandated expenses, are capital costs incurred as a result of an order from a government agency or regulatory body. Mandated capital costs are based on Debtor's forecast and average $16 million (2001$) over the first 10 years.

   Diablo Canyon

   Diablo's capital spending is divided into 2 categories: base and major projects. Base capital spending is approximately $20 million per year. Major projects consist of turbine rotor replacement ($93 million over 2003-2005) and steam generator replacement ($415 million over 2006-2009).

   Irrigation District Contracts

   There are no capital expenditures associated with the Irrigation District Contracts.

   Financing Activities

1. Other Net Financing activities show deposits to the debt service reserve fund.

2. Gen debt principal amortization begins in 2005. Debt amortization is scheduled in order to achieve investment-grade credit ratings. Cash surplus to requirements for funding operating costs, reserve funds, capital expenditures and debt service is distributed to common shareholders (NewCo) for reinvestment in other businesses (such as ETrans) or distribution to the Parent

THE ELECTRIC TRANSMISSION COMPANY (ETRANS)

A.  Structure of ETrans

1. ETrans will operate as an independent electric transmission company, selling transmission services to wholesale customers (other utilities), and to electric generators. ETrans will not procure electricity or ancillary services, except to the extent already required under existing transmission contracts to be assumed by ETrans and to meet any obligations under an ISO or RTO. ETrans' transmission network capacity will be controlled by the ISO/RTO.

2. ETrans will own electric facilities at voltages 60 kilovolts and above, including substations and telecommunications infrastructure.

B.  Significant Assumptions Regarding the Financial Projections for ETrans

   Income Statement

   Total Operating Revenues

1. Operating revenues are estimated by assuming that ETrans' transmission rates are set annually by the FERC. Authorized returns on common equity are 12.5% in 2003-2004, and 12.0% in 2005.

2. Authorized revenues are assumed to be increased each year to reflect addition of new transmission plant, and the effects of inflation on operating costs.

   Operating Expenses

1. Grid Services--The amounts on this line include the expenses of reliability-must-run (RMR) contracts. RMR costs are assumed to total about $250 million/year.

2. M&O and A&G Costs are the costs of operating and maintaining ETrans' electric infrastructure for delivering energy. These expenses are for the portion of costs that are not capitalized, and include employee compensation and benefits, payroll taxes, materials and supplies, contract labor, franchise fees paid to the cities and counties ETrans serves, and other costs and fees. ETrans is assumed to pay $6 million in franchise fees in 2003.

3. Depreciation & Decommissioning--Depreciation expense is estimated as a function of investment in plant, and computed using currently approved depreciation rates.

4. Property and Other Taxes is estimated at about 1% of average net plant. Net Plant is used as a proxy for the assessed value of the assets. This method approximates the historical property tax expense associated with these assets. The forecast makes no assumptions and Debtor has taken no position with the Board of Equalization regarding central or local assessment, or the specific future methods of assessing the value of assets, but the forecast assumes that, on an overall basis for ETrans, property tax expense will be about 1% of average net plant. ETrans is assumed to pay $21 million in property taxes in 2003. Debtor has not had any non-confidential discussions with the State Board of Equalization regarding future assessments of ETrans, and therefore property tax statements filed with the Board or local assessors after the Plan may differ from these assumptions depending upon actions by the Board or local assessors.

5. Total Interest Income--ETrans is assumed to not carry a cash balance, and not to have any balancing account interest income.

   Interest Expense

   Interest expense on long-term debt is estimated using a 7.73% cost of debt. Borrowing costs are based on the all-in, effective costs to ETrans. Corresponding debt balances are net of issuance expenses. Accordingly, the par value of debt issued will be approximately 1% higher than the net balances shown.

   Other Income

   This line includes amounts for AFUDC (Allowance for Funds Used During Construction).

   Income Taxes

   Income taxes are calculated using a 35% federal tax rate and an 8.84% state tax rate, with a combined tax rate of 40.746%.

   Preferred Dividend Req

   ETrans is assumed to be financed only with common equity and long-term debt. Therefore, there are no preferred dividends.

   Balance Sheet

   Starting balances are based on separation of the assets into the lines of business as described in the Plan and Disclosure Statement. Generally, balances of assets and liabilities are either held constant at their starting level, or are taken as a percentage of a revenue or expense. Plant in service, construction work in progress, common stock and long-term debt are dynamic balances, changing as a function of cash from operations and capital expenditures. Cash balances are shown as zero, since any excess cash is offset against short-term debt, or is used to buy back debt and equity in order to meet the assumed capital structure targets for each year.

   Plant in Service

   Changes in Plant in Service are based on business unit forecasts of annual capital expenditures during the forecast period, which in turn are based on current business plans and projections. Significant capital expenditures for capacity additions, including Path 15, are included in the forecast.

   Cash Flow Statement

1. Cash from operations is estimated by adding back depreciation and deferred taxes to net income, plus any change in working capital. Cash from operations over the forecast period is insufficient to fund ETrans' capital spending program over this period. As result, external financing, both equity and debt, is required. Equity infusions are assumed to be funded by the Parent, either through internally generated funds from other businesses or from stock issuance.

2. Working capital is estimated based on year-end recorded balances.

3. Subsequent to Plan consummation, ETrans manages its capital structure such that it achieves an overall debt to total capitalization ratio of approximately 57%, and then maintains that debt ratio over time. Although Etrans achieves its target capital structure in 2004, it does not distribute cash to common shareholders (shown as common stock issuances or repurchases) during the forecast period due to large funding requirements for its capital expenditures program.

   Supplemental Information

   The Supplemental Information provides additional detail on assumptions for rate base, return and capital structure in the financial projections for ETrans.


THE GAS TRANSMISSION COMPANY (GTRANS)

A.   Structure of GTrans

1. GTrans will operate as an independent, FERC-regulated interstate gas transmission company, and will provide open access, non-discriminatory gas transportation, storage and related services to local gas and electric distribution companies, gas marketers, electric generators and other creditworthy parties. GTrans will focus on providing open access transportation and related services, and, at least initially, will not buy and sell natural gas or other commodities.

2. GTrans will own gas transmission lines above 60 psig, including approximately 6,300 miles of pipelines, three underground storage facilities, eight compressor stations and certain end-use customer service lines. In addition, GTrans will receive all other assets currently used primarily to support the gas transmission business, except the Reorganized Debtor will retain gas gathering facilities and operations.

B.  Significant Assumptions Regarding the Financial Projections for GTrans

   Income Statement

   Total Operating Revenues

   Forecast operating revenues for 2003 are based on forecast 2002 revenues (fully normalized for weather and hydro conditions) for the Debtor's California Gas Transmission business unit, and include an assumed 1% increase in total throughput due to system load growth. For the period 2004-2005, revenues are calculated as those necessary to achieve the full FERC-authorized return on common equity, which is assumed to be 13.0% for 2004 and 2005.

   Operating Expenses

1. Total Cost of Energy--The amounts on this line are zero, since GTrans has no plans to market natural gas commodity sales to its customers. Natural gas used to operate GTrans' compressor stations and to reflect other line losses will be collected from shippers through an "in-kind" shrinkage adjustment.

2. M&O and A&G Costs--Maintenance and Operation (M&O) costs are based on GTrans' current forecast for 2002, and are escalated thereafter. These are the costs of operating and maintaining GTrans' infrastructure for delivering and storing natural gas. These expenses are for the portion of costs that are not capitalized, and include employee compensation and benefits, payroll taxes, materials and supplies, contract labor, franchise fees paid to cities and counties, and other costs and fees. Activities covered by these costs include pipeline, underground storage, and right-of-way maintenance. Administrative and General (A&G) costs represent the administrative costs of running the business. These costs also are forecast based on 2002 estimates. GTrans is assumed to pay $4 million in franchise fees in 2003.

3. Depreciation & Decommissioning expense is estimated as a function of investment in plant, and computed using currently-approved depreciation rates.

4. Property and Other Taxes is estimated at about 1% of average net plant. Net Plant is used as a proxy for the assessed value of the assets. This method approximates the historical property tax expense associated with these assets. The forecast makes no assumptions and Debtor has taken no position with the State Board of Equalization regarding central or local assessment, or the specific future methods of assessing the value of assets, but the forecast assumes that, on an overall basis for GTrans, property tax expense will continue to be about 1% of average net plant. GTrans is assumed to pay $20 million in property taxes in 2003. Debtor has had no non-confidential discussions with the State Board of Equalization regarding future assessments of GTrans, and therefore property tax statements filed with the Board or local assessors after the Plan may differ from these assumptions depending upon actions by the Board or local assessors.

   Total Interest Income

   GTrans is assumed not to carry a cash balance, and not to have any balancing account interest income.

   Interest Expense

   Interest expense on long-term debt is estimated using a 7.73% cost of debt. Borrowing costs are based on the all-in, effective costs to GTrans. Corresponding debt balances are net of issuance expenses. Accordingly, the par value of debt issued will be approximately 1% higher than the net balances shown.

   Other Income

   These amounts are based primarily on an estimate of AFUDC (Allowance for Funds Used During Construction.)

   Income Taxes

   Income taxes are calculated using a 35% federal tax rate and an 8.84% state tax rate, with a combined tax rate of 40.746%.

   Preferred Dividend Req

   GTrans will be financed only with common equity and long-term debt. Therefore, there are no preferred dividends.

   Balance Sheet

   Starting balances are based on separation of the assets into the lines of business as described in the Plan and Disclosure Statement. Generally, balances of assets and liabilities are either held constant at their starting level, or are taken as a percentage of a revenue or expense. Plant in service, construction work in progress, common stock and long-term debt are dynamic balances, changing as a function of cash from operations and capital expenditures. Cash balances are assumed to be zero, since any excess cash is used to offset short-term debt or is used to buy back debt and equity in order to meet the assumed capital structure targets for each year.

   Plant in Service

   Changes in Plant in Service are based GTrans' expected annual capital expenditures during the forecast period, which in turn are based on current business plans and projections. These forecasts reflect the forecasted timing of plant additions. Significant capital expenditures for pipeline and storage capacity additions are included in the forecast.

   Cash Flow Statement

1. Cash from operations is estimated by adding back depreciation and deferred taxes to net income, plus any change in working capital.

2. Subsequent to Plan consummation, GTrans manages its capital structure such that it achieves an overall debt to total capitalization ratio of approximately 57%, and then maintains that debt ratio over time. GTrans reduces its debt ratio annually until achieving its target capital structure in 2005. Given the relatively moderate scale of its capital expenditures and external debt financing requirements, GTrans does distribute cash to common shareholders (NewCo) annually (shown as common stock repurchases). This cash is available for reinvestment in GTrans or distribution to the Parent.

   Supplemental Information

   The Supplemental Information provides additional detail on assumptions for rate base, return and capital structure in the financial projections for GTrans.

REORGANIZED DEBTOR

                                  12/31/2002 12/31/2003 12/31/2004 12/31/2005
                                  ---------- ---------- ---------- ----------
                                                  ($Millions)
  INCOME STATEMENT
  Total Operating Revenues*......             9,461.6    9,445.2    9,712.7

  Operating Expenses:
  Total Cost of Energy*..........             5,400.4    5,230.7    5,364.7
  M&O and A&G Costs..............             1,843.0    1,878.0    1,893.4
  Depreciation & Decommissioning.               731.7      738.1      752.7
  Property & Other Taxes.........               109.3      110.8      112.1
  RRB Asset Amortization.........               290.1      290.1      290.1
                                              -------    -------    -------
  Total Operating Expenses.......             8,374.4    8,247.8    8,413.0

  Operating Income...............             1,087.2    1,197.4    1,299.7

  Total Interest Income..........                16.0        9.9        9.4

  Interest Expense (Excl RRBs)...               372.5      354.4      364.4

  RRB Interest...................                87.9       68.9       50.3
                                              -------    -------    -------
  Total Interest Expense.........               460.4      423.3      414.7

  Other Income...................               (36.3)     (42.7)     (45.8)

  Pretax Income..................               606.5      741.3      848.6

  Total Booked Income Taxes......               196.3      255.5      298.5

  Preferred Dividend Req.........                22.6       23.0       23.9

  Total Earnings Avail for Common               387.7      462.8      526.3

--------
*  Excludes Receipts and Disbursements for CDWR Procurement.

REORGANIZED DEBTOR

                                 12/31/2002 12/31/2003 12/31/2004 12/31/2005
                                 ---------- ---------- ---------- ----------
                                                 ($Millions)
   BALANCE SHEET
   Assets:
   Plant in Service.............  19,743.0   20,795.2   21,544.3   22,282.6
   Accumulated Depr.............  (9,169.4)  (9,901.1) (10,495.3) (11,058.7)
                                  --------   --------  ---------  ---------
   Net Plant....................  10,573.5   10,894.1   11,049.1   11,223.9

   Construction Work In Progress     140.5      142.0      143.5      145.4

   Other Noncurrent Assets......      64.4       64.4       64.4       64.4
                                  --------   --------  ---------  ---------
   Total Long-term Assets.......  10,778.5   11,100.6   11,257.0   11,433.7

   Current Assets:
   Short-term Investments (Net).       0.0        0.0        0.0        0.0

   Accounts Receivable..........   1,692.5    1,731.4    1,770.3    1,801.7

   Balancing Accts Receivable...       0.0        0.0        0.0        0.0
   Inventory--Fuels.............     168.7      165.8      163.0      163.4
   Inventory--M&S...............      64.2       65.9       67.6       69.2
                                  --------   --------  ---------  ---------
      Total Current Assets......   1,925.4    1,963.1    2,000.9    2,034.3

   Deferred Charges:
   Expense Deferral (Reg Assets)   1,545.0    1,254.9      964.8      674.7
   Other Deferred Charges.......   1,418.3    1,418.3    1,418.3    1,418.3
                                  --------   --------  ---------  ---------
      Total Deferred Charges....   2,963.3    2,673.2    2,383.1    2,093.0

   TOTAL ASSETS.................  15,667.1   15,736.9   15,641.0   15,561.0

REORGANIZED DEBTOR

                                           12/31/2002 12/31/2003 12/31/2004 12/31/2005
                                           ---------- ---------- ---------- ----------
                                                           ($Millions)
Capitalization:
Common Stock Equity.......................   4,221.5    4,631.7    4,837.9    4,985.7
Preferred Stock (incl QUIDS)..............     423.5      419.7      434.9      448.0
RRBs Outstanding..........................   1,160.4      870.3      580.2      290.1
Other Long-term Debt......................   4,700.2    4,689.1    4,814.1    4,962.3
                                            --------   --------   --------   --------
Total Capitalization......................  10,505.6   10,610.8   10,667.1   10,686.2

Current Liabilities:
Short-Term Borrowings.....................     164.8      164.2      161.4      161.8
Accounts Payable--Creditors...............     973.4    1,011.9    1,050.5    1,082.3
Accounts Payable--Affiliates..............       0.0        0.0        0.0        0.0
Balancing Accounts Payable................      29.3       29.1       28.9       28.6
Accrued Taxes Payable.....................     567.8      567.8      540.7      543.8
Current Portion of RRBs...................     290.1      290.1      290.1      290.1
Long-Term Debt--Current...................       0.0        0.0        0.0        0.0
Interest Payable..........................      41.9       37.2       32.4       33.4
Dividends Payable.........................       0.0        0.0        0.0        0.0
Other Current Liabilities.................     610.4      610.4      610.4      610.4
                                            --------   --------   --------   --------
Total Current Liabilities.................   2,677.8    2,710.8    2,714.3    2,750.4

Deferred Credits and Other NC Liabilities:
Deferred Income Taxes.....................     821.8      729.7      637.6      557.0
Deferred ITC..............................     108.3      103.8       99.4       94.9
Noncurrent Balancing Acct Liab............       0.0        0.0        0.0        0.0
Customer Advances for Construction........     117.2      121.7      123.9      126.8
Other Deferred Credits....................   1,301.9    1,301.9    1,301.9    1,301.9
Other Noncurrent Liab.....................     134.6      158.1       96.7       43.7
                                            --------   --------   --------   --------
Total Deferred Credits & NC Liab..........   2,483.7    2,415.3    2,259.6    2,124.4

TOTAL CAPITAL & LIABILITIES...............  15,667.1   15,736.9   15,641.0   15,561.0

REORGANIZED DEBTOR

                                      12/31/2002 12/31/2003 12/31/2004 12/31/2005
                                      ---------- ---------- ---------- ----------
                                                      ($Millions)
CASH FLOW STATEMENT
Cash Flows From Operations:
Net Income...........................                410.3     485.7      550.2
Depreciation.........................                717.0     738.1      752.7
Change in Deferred Taxes.............                (92.1)    (96.5)     (85.1)
Change in Accts Receivable...........                (38.9)    (38.9)     (31.4)
Change in Inventories................                  1.2       1.2       (2.0)
Change in Accts Payable..............                 38.5      38.5       31.8
Change in Accrued Taxes Payable......                  0.0     (27.2)       3.1
Change in Bal Accts & Reg Asset Amort                289.9     289.9      289.8
Change in Other Working Capital......                  0.0      (4.8)       1.0
Other Net Cash from Operations.......                 56.5       1.6        2.0
                                                  --------   -------    -------
Net Cash from Operations.............              1,382.4   1,387.6    1,512.2

Investing Activities:
Capital Expenditures.................             (1,053.8)   (955.4)    (981.7)
Other Net Investing Activities.......                  0.0       0.0        0.0
                                                  --------   -------    -------
Net Cash Used In Investing...........             (1,053.8)   (955.4)    (981.7)

Financing Activities:
Common Stock Issued (Repurchased)....                 (0.0)   (256.6)    (378.5)
Preferred Stock Issued...............                  0.0      22.0       20.0
Preferred Stock redeemed.............                 (3.8)     (6.9)      (6.9)
Long-term Debt issued................                (11.1)    125.1      148.2
Long-term Debt matured/redeemed......                 (0.0)      0.0        0.0
Long-term Debt purch/sinking.........                  0.0       0.0        0.0
RRB Principal Repayments.............               (290.1)   (290.1)    (290.1)
Change in Short-term Position........                 (0.6)     (2.8)       0.4
Dividends Disbursed..................                (22.9)    (22.9)     (23.7)
Other Net Financing Activities.......                  0.0       0.0        0.0
                                                  --------   -------    -------
Net Cash Used In Financing...........               (328.5)   (432.2)    (530.5)

Net Change in Cash...................                  0.0       0.0        0.0

REORGANIZED DEBTOR

                                      12/31/2002 12/31/2003 12/31/2004 12/31/2005
                                      ---------- ---------- ---------- ----------
                                                      ($Millions)
SUPPLEMENTAL INFORMATION
Revenues
   Gas...............................             2,151.0    2,248.7    2,312.5
   Public Purpose....................               230.7      230.7      234.2
   Electric..........................             7,080.0    6,965.8    7,166.1
                                                  -------    -------    -------
   Total from Inc Stmt...............             9,461.6    9,445.2    9,712.7

Energy Costs
   Gas Procurement...................               779.0      784.5      799.2
   Gtrans Payments...................               430.5      433.0      456.3
   Etrans Payments...................               751.6      813.7      863.9
   Gen Payments......................             1,472.5    1,492.3    1,509.7
   QF Payments.......................             1,496.7    1,475.2    1,456.5
   Third Party Bilats................               196.2        0.0        0.0
   Other Gen Costs/1/................               273.8      231.9      279.1
                                                  -------    -------    -------
   Total from Inc Stmt...............             5,400.4    5,230.7    5,364.7

M&O and A&G Costs
   Gas...............................               501.4      512.2      522.7
   Public Purpose....................               228.4      228.4      231.8
   Electric..........................             1,113.2    1,137.4    1,138.9
                                                  -------    -------    -------
   Total from Inc Stmt...............             1,843.0    1,878.0    1,893.4

Depreciation & Decommissioning
   Gas...............................               235.3      243.5      251.5
   Electric..........................               496.4      494.7      501.2
                                                  -------    -------    -------
   Total from Inc Stmt...............               731.7      738.1      752.7

Property & Other Taxes
   Gas...............................                24.6       24.0       23.4
   Electric..........................                84.7       86.8       88.7
                                                  -------    -------    -------
   Total from Inc Stmt...............               109.3      110.8      112.1

Average Annual Distribution Rate Base
   Gas...............................             2,284.8    2,228.8    2,188.1
   Electric..........................             8,079.2    8,219.0    8,399.7

Authorized Capital Structure
   % Debt............................                47.7%      47.7%      47.7%
   % Preferred.......................                 4.3%       4.3%       4.3%
   % Equity..........................                48.0%      48.0%      48.0%
                                                  -------    -------    -------
                                                    100.0%     100.0%     100.0%
Authorized Cost of Capital
   Debt..............................                7.21%      7.21%      7.22%
   Preferred.........................                6.50%      6.50%      6.50%
   Equity............................               11.20%     11.20%     11.20%
   Return on Rate Base...............                9.09%      9.09%      9.10%

--------
/1/ Includes ISO and Retained Fossil fuel costs net of RMR revenues and WAPA payments.

REORGANIZED DEBTOR

                                              12/31/2002 12/31/2003 12/31/2004 12/31/2005
                                              ---------- ---------- ---------- ----------
                                                              ($Millions)
SUPPLEMENTAL INFORMATION
Gas Procurement Volumes and Average Price
Gas Sales (mDTH).............................             291,395    290,419    289,921
Average Price ($/mmBtu)......................                2.67       2.70       2.76

Elec Procurement Volumes and Average Price/1/
Volumes (GWh)
   Gen Bilats................................              33,998     33,131     33,530
   QF........................................              19,209     18,946     18,579
   Third Party Bilats........................               3,747          0          0
   Other Gen/2/..............................               1,182      1,184      1,183
                                                          -------    -------    -------
Total Non-DWR Supply.........................              58,136     53,261     53,292
   DWR/Net Open..............................              18,793     24,971     22,858
Total (excl D/A).............................              76,929     78,232     76,150

Average Price ($/MWh)
   Gen Bilats................................               43.31      45.04      45.03
   QF........................................               77.91      77.87      78.40
   Third Party Bilats........................               52.37
   Other Gen/3/..............................              231.76     195.91     235.88
                                                          -------    -------    -------
Total Non-DWR Supply.........................               59.16      60.07      60.90
   DWR/Net Open..............................              121.81     109.79     115.46
Overall Average (excl D/A)...................               74.46      75.94      77.27

Sales/Deliveries (GWh)
Total Deliveries.............................              77,171     78,625     80,277
   Bundled Sales.............................              66,992     68,207     69,621
   Direct Access.............................              10,180     10,418     10,656

Average Rate (c/kWh)
   Total Deliveries..........................               12.20      12.40      12.28
   Bundled Sales.............................               13.38      13.58      13.45
   Direct Access.............................                4.37       4.68       4.63

--------
/1/ Electric Procurement Volumes and Average Prices are shown before the effects of netting line losses and Helms pumping.
/2/ Includes Retained Fossil, Etiwanda & EBMUD and Puget inbound.
/3/ Includes ISO Ancillary Services and Retained Fossil fuel costs net of RMR revenues and WAPA payments.

ETRANS

                                  12/31/2002 12/31/2003 12/31/2004 12/31/2005
                                  ---------- ---------- ---------- ----------
                                                  ($Millions)
  INCOME STATEMENT
  Total Operating Revenues.......              751.6      813.7      863.9

  Operating Expenses:
  Grid Services..................              263.0      260.9      258.9
  M&O and A&G Costs..............              166.3      169.4      172.6
  Depreciation...................               99.9      112.7      125.4
  Property & Other Taxes.........               20.9       24.1       27.3
                                               -----      -----      -----
  Total Operating Expenses.......              550.0      567.2      584.2

  Operating Income...............              201.6      246.6      279.7

  Total Interest Income..........                0.0        0.0        0.0

  Total Interest Expense.........               81.2       85.4       95.5

  Other Income...................               11.8        7.9        6.5

  Pretax Income..................              132.2      169.1      190.7

  Total Booked Income Taxes......               53.9       68.9       77.7

  Preferred Dividend Req.........                0.0        0.0        0.0

  Total Earnings Avail for Common               78.3      100.2      113.0

ETRANS

                                 12/31/2002 12/31/2003 12/31/2004 12/31/2005
                                 ---------- ---------- ---------- ----------
                                                 ($Millions)
   BALANCE SHEET
   Assets:
   Plant in Service.............   2,866.9    3,288.6    3,625.7    3,961.8
   Accumulated Depr.............  (1,163.5)  (1,263.4)  (1,320.3)  (1,385.2)
                                  --------   --------   --------   --------
   Net Plant....................   1,703.3    2,025.2    2,305.4    2,576.6

   Construction Work In Progress     204.5      130.7       56.9       57.9

   Other Noncurrent Assets......       0.0        0.0        0.0        0.0
                                  --------   --------   --------   --------
   Total Long-term Assets.......   1,907.9    2,155.9    2,362.3    2,634.5

   Current Assets:
   Short-term Investments (Net).       0.0        0.0        0.0        0.0

   Accounts Receivable..........      73.7       80.3       86.9       92.3

   Other Current Assets.........       5.8        5.9        6.1        6.1
                                  --------   --------   --------   --------
      Total Current Assets......      79.5       86.3       93.0       98.5

   Deferred Charges.............     204.3      204.3      204.3      204.3

   TOTAL ASSETS.................   2,191.6    2,446.4    2,659.6    2,937.2

ETRANS

                                           12/31/2002 12/31/2003 12/31/2004 12/31/2005
                                           ---------- ---------- ---------- ----------
                                                           ($Millions)
Capitalization:
Common Stock Equity.......................    536.6      790.6      890.7     1008.4
Preferred Stock (incl QUIDS)..............      0.0        0.0        0.0        0.0
Other Long-term Debt......................  1,050.0    1,050.0    1,158.7    1,311.7
                                            -------    -------    -------    -------
Total Capitalization......................  1,586.6    1,840.6    2,049.4    2,320.1

Current Liabilities:
Short-Term Borrowings (Net)...............      0.0        0.0        0.0        0.0
Accounts Payable..........................     42.2       42.3       42.4       42.6
Balancing Accounts Payable................      0.0        0.0        0.0        0.0
Accrued Taxes Payable.....................     45.0       45.5       45.9       46.6
Long-Term Debt--Current...................      0.0        0.0        0.0        0.0
Interest Payable..........................      0.0        0.0        0.0        0.0
Dividends Payable.........................      0.0        0.0        0.0        0.0
Other Current Liabilities.................     42.4       42.4       42.4       42.4
                                            -------    -------    -------    -------
Total Current Liabilities.................    129.6      130.2      130.7      131.5

Deferred Credits and Other NC Liabilities:
Deferred Income Taxes.....................    303.2      307.3      311.4      318.0
Deferred ITC..............................     14.2       13.6       13.1       12.6
Noncurrent Balancing Acct Liab............      0.0        0.0        0.0        0.0
Customer Advances for Construction........      0.0        0.0        0.0        0.0
Other Deferred Credits....................    154.0      154.4      154.9      155.0
Other Noncurrent Liab.....................      4.1        0.3        0.0       (0.0)
                                            -------    -------    -------    -------
Total Deferred Credits & NC Liab..........    475.5      475.7      479.4      485.5

TOTAL CAPITAL & LIABILITIES...............  2,191.6    2,446.4    2,659.6    2,937.2

ETRANS

                                   12/31/2002 12/31/2003 12/31/2004 12/31/2005
                                   ---------- ---------- ---------- ----------
                                                   ($Millions)
 CASH FLOW STATEMENT
 Cash Flows From Operations:
 Net Income.......................                78.3      100.2      113.0
 Depreciation.....................                99.9      112.7      125.4
 Change in Deferred Taxes.........                 3.6        3.6        6.1
 Change in Accts Receivable.......                (6.6)      (6.6)      (5.4)
 Change in Inventories............                 0.0        0.0        0.0
 Change in Accts Payable..........                 0.1        0.1        0.1
 Change in Accrued Taxes Payable..                 0.5        0.5        0.7
 Change in Other Working Capital..                 0.0        0.0        0.0
 Other Net Cash from Operations...                (1.4)       0.0        0.0
                                                ------     ------     ------
 Net Cash from Operations.........               174.3      210.4      239.9

 Investing Activities:
 Capital Expenditures.............              (347.9)    (319.1)    (397.6)
 Other Net Investing Activities...                (2.9)       0.0        0.0
                                                ------     ------     ------
 Net Cash Used In Investing.......              (350.9)    (319.1)    (397.6)

 Financing Activities:
 Common Stock Issued (Repurchased)               176.5       (0.0)       4.7
 Preferred Stock Issued...........                 0.0        0.0        0.0
 Preferred Stock redeemed.........                 0.0        0.0        0.0
 Long-term Debt issued............                 0.0      108.7      153.0
 Long-term Debt matured/redeemed..                 0.0        0.0        0.0
 Long-term Debt purch/sinking.....                 0.0        0.0        0.0
 Change in Short-term Position....                 0.0        0.0        0.0
 Dividends Disbursed..............                 0.0        0.0        0.0
 Other Net Financing Activities...                 0.0        0.0        0.0
                                                ------     ------     ------
 Net Cash Used In Financing.......               176.5      108.7      157.7

 Net Change in Cash...............                 0.0        0.0        0.0

ETRANS

                                          12/31/2002 12/31/2003 12/31/2004 12/31/2005
                                          ---------- ---------- ---------- ----------
                                                          ($Millions)
SUPPLEMENTAL INFORMATION
Average Year Authorized Capital Structure
   % Equity..............................                38.7%      43.2%      43.5%
   % Debt................................                61.3%      56.8%      56.5%

                                                      -------    -------    -------
                                                        100.0%     100.0%     100.0%
Ratebase
   End of Year...........................             1,709.8    1,992.5    2,262.2
   Average Annual........................             1,545.9    1,851.2    2,127.4

Authorized Cost of Capital
   Equity................................                12.5%      12.5%      12.0%
   Debt..................................                7.73%      7.73%      7.73%

GTRANS

                                  12/31/2002 12/31/2003 12/31/2004 12/31/2005
  -                               ---------- ---------- ---------- ----------
                                                  ($Millions)
  INCOME STATEMENT
  Total Operating Revenues.......              430.5      433.0      456.3

  Operating Expenses:
  Total Cost of Energy...........                0.0        0.0        0.0
  M&O and A&G Costs..............              130.2      134.1      138.3
  Depreciation...................               77.2       81.4       83.8
  Property & Other Taxes.........               19.7       21.7       22.4
                                               -----      -----      -----
  Total Operating Expenses.......              227.0      237.1      244.5

  Operating Income...............              203.5      195.9      211.7

  Total Interest Income..........                0.0        0.0        0.0

  Total Interest Expense.........               70.1       71.5       70.0

  Other Income...................                2.6        3.2        1.9

  Pretax Income..................              135.9      127.5      143.6

  Total Booked Income Taxes......               55.4       52.0       58.5

  Preferred Dividend Req.........                0.0        0.0        0.0

  Total Earnings Avail for Common               80.5       75.6       85.1

GTRANS

                                 12/31/2002 12/31/2003 12/31/2004 12/31/2005
                                 ---------- ---------- ---------- ----------
                                                 ($Millions)
   BALANCE SHEET
   Assets:
   Plant in Service.............   2,794.7    2,886.0    3,062.2    3,108.9
   Accumulated Depr.............  (1,110.3)  (1,187.5)  (1,214.9)  (1,272.0)
                                  --------   --------   --------   --------
   Net Plant....................   1,684.3    1,698.5    1,847.2    1,836.9

   Construction Work In Progress      10.0       37.8        9.9       28.5

   Other Noncurrent Assets......       0.0        0.0        0.0        0.0
                                  --------   --------   --------   --------
   Total Long-term Assets.......   1,694.3    1,736.2    1,857.1    1,865.4

   Current Assets:
   Short-term Investments (Net).       0.0        0.0        0.0        0.0

   Accounts Receivable..........      45.7       46.0       46.3       48.8

   Other Current Assets.........       6.5        6.7        6.9        7.0
                                  --------   --------   --------   --------
      Total Current Assets......      52.2       52.7       53.1       55.8

   Deferred Charges.............     104.7      104.7      104.7      104.7

   TOTAL ASSETS.................   1,851.3    1,893.6    2,014.9    2,025.8

GTRANS

                                           12/31/2002 12/31/2003 12/31/2004 12/31/2005
                                           ---------- ---------- ---------- ----------
                                                           ($Millions)
Capitalization:
Common Stock Equity.......................    485.9      544.9      617.3      692.8
Preferred Stock (incl QUIDS)..............      0.0        0.0        0.0        0.0
Other Long-term Debt......................    900.0      900.0      938.7      861.7
                                            -------    -------    -------    -------
Total Capitalization......................  1,385.9    1,444.9    1,556.0    1,554.5

Current Liabilities:
Short-Term Borrowings.....................      0.0        0.0        0.0        0.0
Accounts Payable..........................     12.5       12.8       13.2       13.6
Balancing Accounts Payable................      0.0        0.0        0.0        0.0
Accrued Taxes Payable.....................    (16.9)     (16.8)     (16.6)     (16.5)
Long-Term Debt--Current...................      0.0        0.0        0.0        0.0
Interest Payable..........................      0.0        0.0        0.0        0.0
Dividends Payable.........................      0.0        0.0        0.0        0.0
Other Current Liabilities.................     34.5       34.5       34.5       34.5
                                            -------    -------    -------    -------
Total Current Liabilities.................     30.0       30.6       31.1       31.6

Deferred Credits and Other NC Liabilities:
Deferred Income Taxes.....................    278.2      288.3      298.3      310.5
Deferred ITC..............................     10.2        9.7        9.3        8.8
Noncurrent Balancing Acct Liab............      0.0        0.0        0.0        0.0
Customer Advances for Construction........      0.0        0.0        0.0        0.0
Other Deferred Credits....................    120.4      120.1      119.8      121.8
Other Noncurrent Liab.....................     26.6        0.0        0.4       (1.4)
                                            -------    -------    -------    -------
Total Deferred Credits & NC Liab..........    435.4      418.1      427.8      439.7

TOTAL CAPITAL & LIABILITIES...............  1,851.3    1,893.6    2,014.9    2,025.8

GTRANS

                                   12/31/2002 12/31/2003 12/31/2004 12/31/2005
                                   ---------- ---------- ---------- ----------
                                                   ($Millions)
 CASH FLOW STATEMENT
 Cash Flows From Operations:
 Net Income.......................                80.5       75.6      85.1
 Depreciation.....................                77.2       81.4      83.8
 Change in Deferred Taxes.........                10.1        9.6      11.7
 Change in Accts Receivable.......                 0.3       (0.3)     (2.5)
 Change in Inventories............                 0.0        0.0       0.0
 Change in Accts Payable..........                 0.3        0.4       0.4
 Change in Accrued Taxes Payable..                (0.1)       0.2       0.1
 Change in Other Working Capital..                 0.0        0.0       0.0
 Other Net Cash from Operations...               (27.8)       1.3      (0.2)
                                                ------     ------     -----
 Net Cash from Operations.........               140.6      168.1     178.4

 Investing Activities:
 Capital Expenditures.............              (119.1)    (203.6)    (91.8)
 Other Net Investing Activities...                (0.0)       0.0       0.0
                                                ------     ------     -----
 Net Cash Used In Investing.......              (119.1)    (203.6)    (91.8)

 Financing Activities:
 Common Stock Issued (Repurchased)               (21.4)      (3.2)     (9.6)
 Preferred Stock Issued...........                 0.0        0.0       0.0
 Preferred Stock redeemed.........                 0.0        0.0       0.0
 Long-term Debt issued............                 0.0       38.7     (77.0)
 Long-term Debt matured/redeemed..                 0.0        0.0       0.0
 Change in Short-term Position....                 0.0        0.0       0.0
 Dividends Disbursed..............                 0.0        0.0       0.0
 Other Net Financing Activities...                 0.0        0.0       0.0
                                                ------     ------     -----
 Net Cash Used In Financing.......               (21.4)      35.5     (86.6)

 Net Change in Cash...............                 0.0        0.0       0.0

GTRANS

                                 12/31/2002 12/31/2003 12/31/2004 12/31/2005
                                 ---------- ---------- ---------- ----------
                                                 ($Millions)
    SUPPLEMENTAL INFORMATION
    Authorized Capital Structure
       % Equity.................                36.4%      38.7%      42.1%
       % Debt...................                63.6%      61.3%      57.9%
                                    ----     -------    -------    -------
                                               100.0%     100.0%     100.0%
    Ratebase
       End of Year..............             1,407.2    1,546.1    1,526.0
       Average Annual...........             1,391.5    1,476.6    1,536.1

    Authorized Cost of Capital
       Equity...................                N.A.         13%        13%
       Debt.....................                7.73%      7.73%      7.73%

GEN

                                         12/31/2002 12/31/2003 12/31/2004 12/31/2005
                                         ---------- ---------- ---------- ----------
                                                         ($Millions)
INCOME STATEMENT
Total Operating Revenues................             1,472.5    1,492.4    1,509.7

Operating Expenses:
Total Cost of Energy....................                95.7       89.5       93.8
M&O and A&G Costs.......................               533.2      570.2      519.4
Depreciation............................                49.4       52.7       62.5
Property & Other Taxes..................                66.1       66.8       68.3
                                                     -------    -------    -------
Total Operating Expenses................               744.4      779.3      743.9

Operating Income........................               728.1      713.1      765.8

Total Interest Income...................                 0.0        0.0        0.0

Total Interest Expense..................               196.8      196.8      193.2

Other Income............................                79.4       88.5       95.9

Pretax Income...........................               610.7      604.8      668.4

Total Booked Income Taxes...............               247.4      245.0      271.0

Preferred Dividend Req..................                 0.0        0.0        0.0

Total Earnings Avail for Common.........               363.3      359.8      397.5

GEN

                                         12/31/2002 12/31/2003 12/31/2004 12/31/2005
                                         ---------- ---------- ---------- ----------
                                                         ($Millions)
BALANCE SHEET
Assets:
Plant in Service........................   9,513.9    9,603.5    9,703.4    9,912.0
Accumulated Depr........................  (8,640.3)  (8,689.8)  (8,742.5)  (8,804.9)
                                          --------   --------   --------   --------
Net Plant...............................     873.6      913.8      960.9    1,107.0

Construction Work In Progress...........       1.0       25.3       66.5        0.0

Other Noncurrent Assets.................   1,389.3    1,466.6    1,548.8    1,636.2
                                          --------   --------   --------   --------
Total Long-term Assets..................   2,263.9    2,405.7    2,576.2    2,743.3

Current Assets:
Short-term Investments (Net)............       0.0      168.2      339.0      344.0

Accounts Receivable.....................     200.3      181.5      184.0      186.1

Inventory--M&S..........................      66.0       66.0       66.0       66.0
Other Current Assets....................       0.0        0.0        0.0        0.0
                                          --------   --------   --------   --------
   Total Current Assets.................     266.3      415.8      589.0      596.1

Deferred Charges........................       0.0        0.0        0.0        0.0

TOTAL ASSETS............................   2,530.1    2,821.5    3,165.2    3,339.4

GEN

                                           12/31/2002 12/31/2003 12/31/2004 12/31/2005
                                           ---------- ---------- ---------- ----------
                                                           ($Millions)
Capitalization:
Common Stock Equity.......................  (1,183.2)   (996.4)    (755.8)    (590.0)
Preferred Stock (incl QUIDS)..............       0.0       0.0        0.0        0.0
Other Long-term Debt......................   2,400.0   2,400.0    2,400.0    2,226.7
                                            --------   -------    -------    -------
Total Capitalization......................   1,216.8   1,403.6    1,644.2    1,636.7

Current Liabilities:
Short-Term Borrowings.....................       0.0       0.0        0.0        0.0
Accounts Payable..........................      72.9      76.2       79.4       73.2
Long-Term Debt--Current...................       0.0       0.0        0.0       86.6
Interest Payable..........................       0.0       0.0        0.0        0.0
Dividends Payable.........................       0.0       0.0        0.0        0.0
Other Current Liabilities.................       0.0       0.0        0.0        0.0
                                            --------   -------    -------    -------
Total Current Liabilities.................      72.9      76.2       79.4      159.9

Deferred Credits and Other NC Liabilities:
Deferred Income Taxes.....................       5.9      30.0       48.9       64.2
Deferred ITC..............................       0.0       0.0        0.0        0.0
Other Deferred Credits....................       0.0       0.0        0.0        0.0
Other Noncurrent Liab.....................   1,234.6   1,311.8    1,392.6    1,478.6
                                            --------   -------    -------    -------
Total Deferred Credits & NC Liab..........   1,240.5   1,341.8    1,441.5    1,542.8

TOTAL CAPITAL & LIABILITIES...............   2,530.1   2,821.5    3,165.2    3,339.4

GEN

                                              12/31/2003 12/31/2004 12/31/2005
                                   12/31/2002 ---------- ---------- ----------
                                                   ($Millions)
 CASH FLOW STATEMENT
 Cash Flows From Operations:
 Net Income.......................               363.3      359.8      397.5
 Depreciation.....................                49.4       52.7       62.5
 Change in Deferred Taxes.........                24.1       18.9       15.3
 Change in Accts Receivable.......                18.7       (2.4)      (2.1)
 Change in Inventories............                 0.0        0.0        0.0
 Change in Accts Payable..........                 3.3        3.3       (6.2)
 Change in Accrued Taxes Payable..                 0.0        0.0        0.0
 Change in Other Working Capital..                 0.0        0.0        0.0
 Other Net Cash from Operations...                (0.1)      (1.4)      (1.4)
                                       -        ------     ------     ------
 Net Cash from Operations.........               458.7      430.8      465.5

 Investing Activities:
 Capital Expenditures.............              (113.9)    (141.0)    (142.1)
 Other Net Investing Activities...                 0.0        0.0        0.0
                                       -        ------     ------     ------
 Net Cash Used In Investing.......              (113.9)    (141.0)    (142.1)

 Financing Activities:
 Common Stock Issued (Repurchased)              (176.5)    (119.1)    (231.8)
 Preferred Stock Issued...........                 0.0        0.0        0.0
 Preferred Stock redeemed.........                 0.0        0.0        0.0
 Long-term Debt issued............                 0.0        0.0        0.0
 Long-term Debt matured/redeemed..                 0.0        0.0      (86.6)
 Long-term Debt purch/sinking.....                 0.0        0.0        0.0
 Change in Short-term Position....                 0.0        0.0        0.0
 Dividends Disbursed..............                 0.0        0.0        0.0
 Other Net Financing Activities...              (168.2)    (170.7)      (5.0)
                                       -        ------     ------     ------
 Net Cash Used In Financing.......              (344.8)    (289.8)    (323.4)

 Net Change in Cash...............                 0.0        0.0        0.0

                     EXHIBIT D TO THE DISCLOSURE STATEMENT

          Schedule of Currently Outstanding Securities of the Debtor

   Type of Security                   Security Description  Class   CUSIP
   ----------------                  ---------------------  ----- ----------
   First and Refunding Mortgage Bond 8.800%                  3a   694308 DV6
   First and Refunding Mortgage Bond 8.3750%                 3a   694308 EF0
   First and Refunding Mortgage Bond 8.2500%                 3a   694308 EG8
   First and Refunding Mortgage Bond 7.2500%                 3a   694308 EM5
   First and Refunding Mortgage Bond 6.2500%                 3a   694308 EU7
   First and Refunding Mortgage Bond 7.2500%                 3a   694308 EV5
   First and Refunding Mortgage Bond 5.8750%                 3a   694308 EW3
   First and Refunding Mortgage Bond 6.7500%                 3a   694308 EY9
   First and Refunding Mortgage Bond 6.2500%                 3a   694308 FA0
   First and Refunding Mortgage Bond 7.0500%                 3a   694308 FB8
   First and Refunding Mortgage Bond Floating, Series 81B    3a   694308 XA0
   First and Refunding Mortgage Bond 6.625%                  3b   694308 XG0
   First and Refunding Mortgage Bond 6.350%                  3b   694308 XH0
   First and Refunding Mortgage Bond 5.875%                  3b   694308 XI0
   First and Refunding Mortgage Bond 5.850%                  3b   694308 XJ0
   First Preferred Stock............ 5% Non-Redeemable       13   694308 404
   First Preferred Stock............ 5.5% Non-Redeemable     13   694308 305
   First Preferred Stock............ 6% Non-Redeemable       13   694308 206
   First Preferred Stock............ 4.36% Redeemable        13   694308 883
   First Preferred Stock............ 4.50% Redeemable        13   694308 800
   First Preferred Stock............ 4.80% Redeemable        13   694308 701
   First Preferred Stock............ 5% Redeemable Series D  13   694308 503
   First Preferred Stock............ 5% Redeemable Series E  13   694308 602
   First Preferred Stock............ 6.30% Redeemable        13   694308 651
   First Preferred Stock............ 6.57% Redeemable        13   694308 693
   First Preferred Stock............ 7.04% Redeemable        13   694308 685
   Commercial Paper................. Maturity Date 1/17/01   5    69430J NH2
   Commercial Paper................. Maturity Date 1/18/01   5    69430J NJ8
   Commercial Paper................. Maturity Date 1/19/01   5    69430J NK5
   Commercial Paper................. Maturity Date 1/22/01   5    69430J NN9
   Commercial Paper................. Maturity Date 1/23/01   5    69430J NP4
   Commercial Paper................. Maturity Date 1/24/01   5    69430J NQ2
   Commercial Paper................. Maturity Date 1/26/01   5    69430J NS8
   Commercial Paper................. Maturity Date 1/29/01   5    69430J NV1
   Commercial Paper................. Maturity Date 1/30/01   5    69430J NW9
   Commercial Paper................. Maturity Date 1/31/01   5    69430J NX7
   Commercial Paper................. Maturity Date 2/2/01    5    69430J P23
   Commercial Paper................. Maturity Date 2/5/01    5    69430J P56
   Commercial Paper................. Maturity Date 2/6/01    5    69430J P64
   Commercial Paper................. Maturity Date 2/8/01    5    69430J P80
   Commercial Paper................. Maturity Date 2/9/01    5    69430J P98
   Commercial Paper................. Maturity Date 2/12/01   5    69430J PC1
   Commercial Paper................. Maturity Date 2/13/01   5    69430J PD9
   Commercial Paper................. Maturity Date 2/15/01   5    69430J PF4
   Commercial Paper................. Maturity Date 2/16/01   5    69430J PG2
   Commercial Paper................. Maturity Date 2/20/01   5    69430J PL1
   Commercial Paper................. Maturity Date 2/22/01   5    69430J PN7

Type of Security                    Security Description  Class   CUSIP
----------------                    --------------------- ----- ----------
Commercial Paper................... Maturity Date 2/27/01  5    69430J PT4
Commercial Paper................... Maturity Date 2/28/01  5    69430J PU1
Commercial Paper................... Maturity Date 3/1/01   5    69430J Q14
Commercial Paper................... Maturity Date 3/6/01   5    69430J Q63
Commercial Paper................... Maturity Date 3/9/01   5    69430J Q97
Commercial Paper................... Maturity Date 3/12/01  5    69430J QC0
Commercial Paper................... Maturity Date 3/14/01  5    69430J QE6
Commercial Paper................... Maturity Date 3/16/01  5    69430J QG1
Commercial Paper................... Maturity Date 3/26/01  5    69430J QS5
Commercial Paper................... Maturity Date 3/29/01  5    69430J QV8
Commercial Paper................... Maturity Date 3/30/01  5    69430J QW6
Deferrable Interest Subordinated
  Debentures (1)................... 7.90% Series A         11   694308 GA9
Pollution Control Bonds............ 6.625%                 4a   130534 UJ7
Pollution Control Bonds............ 6.350%                 4a   130534 UP3
Pollution Control Bonds............ 5.875%                 4a   130534 UY4
Pollution Control Bonds............ 5.850%                 4a   130534 VA5
Pollution Control Bonds............ 5.350%                 4b   130534 WY2
Pollution Control Bonds............ Floating               4d   130534 XA3
Pollution Control Bonds............ Floating               4d   130534 XX3
Pollution Control Bonds............ Floating               4d   130534 XD7
Pollution Control Bonds............ Floating               4d   130534 XL9
Prior Bond Claims.................. Floating               4f   No CUSIP
Pollution Control Bonds (in
  treasury)........................ Floating               4g   130534XM7
Pollution Control Bonds (in
  treasury)........................ Floating               4g   130534XE5
Southern San Joaquin Valley Power
  Authority Bonds.................. 12.000%                5    843787 AG7
Southern San Joaquin Valley Power
  Authority Bonds.................. 9.000%                 5    843787 AH5
Southern San Joaquin Valley Power
  Authority Bonds.................. 9.150%                 5    843787 AJ1
Southern San Joaquin Valley Power
  Authority Bonds.................. 9.300%                 5    843787 AK8
Southern San Joaquin Valley Power
  Authority Bonds.................. 9.400%                 5    843787 AL6
Southern San Joaquin Valley Power
  Authority Bonds.................. 9.450%                 5    843787 AM4
Southern San Joaquin Valley Power
  Authority Bonds.................. 9.450%                 5    843787 AN2
Southern San Joaquin Valley Power
  Authority Bonds.................. 9.600%                 5    843787 AU6
Bank Line.......................... Floating               5    No CUSIP
DWR................................ 7.400%                 5    No CUSIP
Floating Rate Notes................ Floating Rate Note     5    694308 FT9
Floating Rate Notes................ Floating Rate Note     5    U69430 AB9
Senior Notes....................... 7.375% Senior Note     5    694308 FU6
Senior Notes....................... 7.375% Senior Note     5    U69430 AC7
Medium-Term Notes B................ 8.180%                 5    69430T AT8
Medium-Term Notes B................ 8.200%                 5    69430T AY7
Medium-Term Notes B................ 8.120%                 5    69430T BN0
Medium-Term Notes B................ 8.130%                 5    69430T BL4
Medium-Term Notes B................ 8.120%                 5    69430T BR1
Medium-Term Notes B................ 7.950%                 5    69430T BT7
Medium-Term Notes B................ 7.930%                 5    69430T BX8
Medium-Term Notes B................ 7.960%                 5    69430T CB5
Medium-Term Notes B................ 8.000%                 5    69430T CD1
Medium-Term Notes B................ 7.960%                 5    69430T CF6

--------
/1/ Holders of Claims in this Class currently hold Cumulative Quarterly Income Preferred Securities (CUSIP 69331F 200) which are to be exchanged for the security listed.

                                     Security
                Type of Security    Description Class   CUSIP
                ----------------    ----------- ----- ----------
                Medium-Term Notes B    7.970%     5   69430T CG4
                Medium-Term Notes B    7.960%     5   69430T CK5
                Medium-Term Notes B    7.970%     5   69430T CL3
                Medium-Term Notes B    8.450%     5   69430T CM1
                Medium-Term Notes B    7.750%     5   69430T DA6
                Medium-Term Notes B    7.500%     5   69430T CZ2
                Medium-Term Notes B    7.375%     5   69430T DB4
                Medium-Term Notes B    7.670%     5   69430T DK4
                Medium-Term Notes B    7.650%     5   69430T DP3
                Medium-Term Notes B    8.140%     5   69430T DS7
                Medium-Term Notes C    7.660%     5   69430T DV0
                Medium-Term Notes C    7.650%     5   69430T DW8
                Medium-Term Notes C    8.140%     5   69430T DZ1
                Medium-Term Notes C    7.730%     5   69430T EB3
                Medium-Term Notes C    8.270%     5   69430T EC1
                Medium-Term Notes C    7.560%     5   69430T EG2
                Medium-Term Notes C    8.040%     5   69430T EK3
                Medium-Term Notes C    6.290%     5   69430T EV9
                Medium-Term Notes C    6.680%     5   69430T FR7
                Medium-Term Notes C    7.570%     5   69430T FX4
                Medium-Term Notes C    5.940%     5   69430T GP0
                Medium-Term Notes C    6.710%     5   69430T GH8
                Medium-Term Notes C    5.810%     5   69430T GT2
                Medium-Term Notes C    5.930%     5   69430T GR6
                Medium-Term Notes C    6.030%     5   69430T GS4
                Medium-Term Notes D    6.280%     5   69430T HG9
                Medium-Term Notes D    6.220%     5   69430T HS3
                Medium-Term Notes D    6.350%     5   69430T HT1
                Medium-Term Notes D    6.550%     5   69430T HQ7
                Medium-Term Notes D    6.480%     5   69430T HY0
                Medium-Term Notes D    6.240%     5   69430T JC6
                Medium-Term Notes D    6.420%     5   69430T JG7
                Medium-Term Notes D    7.400%     5   69430T JL6
                Medium-Term Notes D    7.880%     5   69430T JM4

                     EXHIBIT E TO THE DISCLOSURE STATEMENT

                      Summary of Terms of Debt Securities

I.  New Money Notes

Issuers.....................  1.  ETrans;

                              2.  GTrans;

                              3.  Gen; and

                              4.  Reorganized Debtor.

                              In the case of ETrans, GTrans and Gen, a subsidiary or affiliate of each respective issuer may be a co-issuer or guarantor of the New Money Notes.

Amount/1/...................  ETrans--$400,000,000

                              GTrans--$400,000,000

                              Gen--$850,000,000/2/

                              Reorganized Debtor--$3,706,000,000/3/

Credit Rating...............  At least BBB- by S&P and Baa3 by Moody's.

Coupon Rate.................  The coupon rates are expected to reflect market clearing yields for a primary offering for comparable maturity and size of issue at the time of issuance of issuers in the same industry with the same credit rating, among other factors. The coupon rate on the New Money Notes issued by ETrans, GTrans and Gen will increase in an amount equal to the increase in the "Option Adjusted Spread," as quoted in the Lehman Brothers Electrical Utility Corporate Bond Index (the "Electric Index") between the Initial Measurement Date (as defined below) and the Final Measurement Date (as defined below), rounded to the nearest basis point and subject to the maximum increase of twenty-five (25) basis points. "Initial Measurement Date" shall mean the date of the last Electric Index quotation occurring prior to the date upon which the pricing of the New Money Notes of each of ETrans, GTrans and Gen occurs (the "Pricing Date") and the "Final Measurement Date" shall mean the date of the next Electric Index quotation occurring on or after the twentieth (20th) trading day after the Pricing Date.

Maturity....................  Up to thirty (30) years from issuance; actual maturities will depend on market conditions at the date of issuance and otherwise balance any desire by the issuer to stagger maturities with size of issue requirements for secondary market liquidity./4/
--------
/1/ Each amount is net of underwriting discounts and commissions.
/2/ To the extent that the aggregate estimated amount of Allowed Claims at the Effective Date is greater than those on which the amounts of Long-Term Notes were based, it is expected that the amount of Gen Long-Term Notes will be increased and the amount of Gen New Money notes will be decreased by an approximately equal amount. In such event, the amount of Reorganized Debtor New Money Notes would be increased by approximately the amount of the increase in the estimated amount of Allowed Claims at the Effective Date.
/3/ See footnote above. If the Prior Reimbursement Agreements described under
    Class 4f are sold, which is the alternative to payment of the related Reimbursement Obligations in Cash, the amount of Reorganized Debtor New Money Notes may be reduced by up to $450,000,000.
/4/ ETrans will issue notes of a single maturity and GTrans will issue notes of a single maturity.

Amortization................  A portion of the New Money Notes issued by Gen may amortize over an average life of not less than ten (10) years; the balance of the New Money Notes issued by Gen and all other New Money Notes will provide for principal payment at maturity.

Denominations...............  $1,000

Interest Payment Date.......  Semi-annually.

Ranking.....................  Pari passu with other unsecured notes, including in the case of ETrans, GTrans and Gen, Long-Term Notes issued to holders of claims in Classes 4e (if any), 5, 6 and 7, and the QUIDS Notes. In the case of the Reorganized Debtor, the New Mortgage Bonds will effectively rank prior to the New Money Notes.

Optional Redemption.........  The New Money Notes are expected to be redeemable at the option of the issuer at any time in whole or in part, at a price equal to the aggregate of the principal amount to be redeemed, accrued and unpaid interest, and a "make whole premium." The amount of the "make whole premium" is expected to reflect market conditions at the time of issuance and be determined by negotiation between the issuer and the underwriter(s). The actual calculation in the event redemption is effected is expected to be made by an independent investment banking institution of national standing.

Covenants...................  The indenture (and any supplemental indentures)
                              under which the New Money Notes will be issued is expected to include covenants in respect of actions the issuer must take or is precluded from taking similar to those included in indentures governing long-term notes of comparable credit rating at the time of the issuance of the New Money Notes, including, but not limited to, limitations on liens.

Events of Default...........   .  Nonpayment of interest when due after a
                                  thirty (30) day grace period.

                               .  Nonpayment of principal or premium at
                                  maturity.

                               .  Breach of covenant or warranty in the
                                  indenture and continuation of such breach for ninety (90) days after notice is given to the issuer.

                               .  Occurrence of event or condition which
                                  results in acceleration of a bond, debenture, note or other evidence of money borrowed or the issuer does not honor its guarantee of any such debt guaranteed by the issuer in the event of such acceleration with an aggregate outstanding principal amount of more than $50,000,000, and such indebtedness is not discharged or acceleration is not rescinded within thirty (30) days after notice to the issuer.

                               . Entry of decree or order for relief in an involuntary case under federal or state bankruptcy law or similar laws or adjudging the issuer or any significant subsidiary to be bankrupt or insolvent or appointing custodian, receiver, etc., which decree or order remains in effect for ninety (90) days.

                               . Commencing a voluntary case under federal or state bankruptcy law or other similar law; making an assignment for the benefit of creditors; admission in writing of inability to pay debts when due.

Amendments..................   .  Ministerial amendments may be adopted without
                                  noteholder consent.

                               . Modifications and amendments may be made by the issuer and the trustee with the consent of a majority in principal amount of each series affected.

                               . Amendments to certain specified economic terms of any series of notes (e.g., maturity date, percentage of outstanding notes required to approve certain matters) may be adopted only with the consent of each noteholder of the series affected thereby.

Registration/Exemption......  Initial issuance of New Money Notes will be registered under the Securities Act.

Listing.....................  New York Stock Exchange or over-the-counter.

Initial Trading Procedures..  None.

II. Long-Term Notes (To be issued to holders of Allowed Claims in Classes 4(e), if any, 5, 6 and 7)

Issuers.....................  1.  ETrans;

                              2.  GTrans; and

                              3.  Gen.

                              A subsidiary or affiliate of each respective issuer may be a co-issuer or guarantor of the Long-Term Notes.

Amount/5/...................  ETrans--$650,000,000

                              GTrans--$500,000,000

                              Gen--$1,250,000,000/6/

Credit Rating...............  At least BBB- by S&P and Baa3 by Moody's.
Coupon Rate.................  The coupon rates will be identical to the coupon rates for New Money Notes of the same maturity at the time of issuance of the Long-Term Notes; if there is no comparable maturity, the coupon rate will be set in consultation with the syndicate of book-running managers of the applicable New Money Notes to initially price such Long-Term Notes at par. In either case, the coupon rate on the Long-Term Notes issued
--------
/5/ Each amount is subject to reduction in an amount equal to the Cash to be paid by the Debtor in lieu of the respective fractional Long-Term Notes and by an amount equal to the issuing entity's proportionate share of the reduction in Long-Term Notes from the use of Excess Cash to satisfy Claims.
/6/ To the extent that the aggregate estimated amount of Allowed Claims at the Effective Date is greater than those on which these amounts were based, it is expected that the amount of Gen Long-Term Notes will be increased and the amount of Gen New Money Notes will be decreased by an approximately equal amount. In such event, the amount of Reorganized Debtor Notes would be increased by approximately the amount of the increase in the estimated amount of Allowed Claims at the Effective Date.

                              by ETrans, GTrans and Gen will increase in an amount equal to the increase in the "Option Adjusted Spread," as quoted in the "Electric Index" between the Initial Measurement Date and the Final Measurement Date, rounded to the nearest basis point and subject to a maximum increase of twenty-five (25) basis points.

Maturity....................  Up to thirty (30) years from issuance; actual maturities will depend on market conditions at the date of issuance and otherwise balance the issuer's need to stagger maturities with size of issue requirements for secondary market liquidity; provided, however, that at least fifty percent (50%) of the Long-Term Notes issued by ETrans and GTrans shall have a maturity of ten
                              (10) years.

Amortization................  The Long-Term Notes issued by Gen will amortize over an average life of not less than ten (10) years; the balance of the Long-Term Notes will provide for principal payment at maturity.

Denominations...............  $1,000

Interest Payment Date.......  Semi-annually.

Ranking.....................  Pari passu with other unsecured notes, including the New Money Notes and the QUIDS Notes.

Optional Redemption.........  The optional redemption provisions will be identical to those of the New Money Notes.

Covenants...................  The covenants will be identical to those of the
                              New Money Notes.

Events of Default...........  The events of default will be identical to those of the New Money Notes.

Amendments..................  Amendment procedures will be identical to those of the New Money Notes.

Registration/Exemption/
   Resale...................  The Long-Term Notes will be issued and distributed pursuant to an exemption from registration provided under section 1145 of the Bankruptcy Code. Notwithstanding the fact that such exemption would generally cover resales of the Long-Term Notes by holders thereof, ETrans, GTrans and Gen will file registration statements covering their respective Long-Term Notes that may be used in connection with resales of the Long-Term Notes.

Listing.....................  New York Stock Exchange or over-the-counter.

Initial Trading Procedures..  The initial holders of the Long-Term Notes will be permitted to sell such Long-Term Notes upon distribution, if they elect to do so, either under section 1145 of the Bankruptcy Code or pursuant to the resale registration statements to be filed by ETrans, GTrans and Gen; provided, however, that, in either case, if such initial sale is made within ten (10) days after the distribution of the Long-Term Notes, such sale must be conducted through one of the book-running managers of the New Money Notes offerings.

III.  QUIDS Notes (To be issued to holders of Allowed Claims in Class 11)

Issuer......................  Gen

                              A subsidiary or affiliate of Gen may be co-issuer or guarantor of the QUIDS Notes.

Amount/7/...................  $300,000,000

Credit Rating...............  At least BBB- by S&P and Baa3 by Moody's.

Coupon Rate.................  The coupon interest rate will be identical to coupon rates for Gen New Money Notes of the same maturity at the time of issuance of the QUIDS Notes; if there is no comparable maturity, coupon rate will be set in consultation with the syndicate of book-running managers of the Gen New Money Notes to initially price the QUIDS Notes at par.

Maturity....................  Up to thirty (30) years from issuance; actual maturity will depend on market conditions at the date of issuance and otherwise balance any desire by Gen to stagger maturities.

Amortization................  To be determined--the QUIDS Notes will either amortize over an average life of not less than ten (10) years or provide for principal payment at maturity.

Denomination................  $25

Interest Payment Date.......  Semi-annually.

Ranking.....................  Pari passu with other unsecured notes, including the New Money Notes and the Long-Term Notes.

Optional Redemption.........  The optional redemption provisions will be identical to those of the New Money Notes.

Events of Default...........  The events of default will be identical to those of the New Money Notes.

Amendments..................  Amendment procedures will be identical to those of the New Money Notes.

Covenants...................  The covenants will be identical to those of the
                              New Money Notes.

Registration/Exemption......  The QUIDS Notes will be issued and distributed pursuant to an exemption from registration
                              provided under section 1145 of the Bankruptcy
                              Code.
--------
/7/ Such amount is subject to reduction in an amount equal to the Cash to be paid by the Debtor in lieu of fractional QUIDS Notes.

Listing.....................  American Stock Exchange.

Initial Trading Procedures..  None.

IV.  New Mortgage Bonds

Issuer......................  Reorganized Debtor

Amount......................  $345,000,000

Coupon Rate and Maturity....  Identical to currently outstanding Mortgage Bonds.

Amortization................  Identical to currently outstanding Mortgage Bonds.

Credit Rating...............  N/A

Denomination................  $1,000

Interest Payment Date.......  Identical to currently outstanding Mortgage Bonds.

Ranking.....................  All bonds of all series are pari passu with one another; generally senior to all other debt.

Redemption..................  Identical to currently outstanding Mortgage Bonds.

Collateral..................  Subject to listed exceptions, secured by a first
                              Lien (as defined below) on all fixed and personal property, shares of stock deposited with the trustee and choses in action, including after-acquired property (subject to Liens existing at acquisition).

Exceptions to Collateral....  The amended and restated Mortgage will expressly exclude from the collateral "excepted
                              property"--cash and securities not paid, deposited or held under the indenture, contracts and other agreements, contract rights, bills, notes and other instruments, accounts receivable, claims and judgments, governmental and other licenses and permits etc., intellectual property rights and other general intangibles, vehicles and other movable equipment, goods, materials and inventory held for sale in the ordinary course or consumable, products produced, furniture and fixtures, computers, data processing and telecommunications facilities used primarily for administrative or clerical purposes or not otherwise used in the Reorganized Debtor's core business, and mineral rights.

Covenants...................  The Reorganized Debtor will not create or permit any debt, Lien or charge which will be prior to the Lien of the indenture upon the mortgaged property or upon the income derived therefrom except for:

                               . Mortgages, pledges, liens, charges, security interests or encumbrances ("Liens") on the assets of the Reorganized Debtor in existence on the date of the indenture (including all Liens contemplated by the Plan) and to the extent the Reorganized Debtor merges into another entity, Liens on the assets of such entity on the date of merger;

                               .  Liens on property pledged to ensure the
                                  payment of principal and interest on debt issued to finance or refinance some or all of the undercollection reflected in the Reorganized Debtor's TRA or comparable account or Liens otherwise created in connection with the issuance of tax-exempt debt securities;

                               . Pledges or deposits by the Reorganized Debtor under worker's compensation laws, unemployment insurance laws or similar legislation, or good faith deposits, Liens imposed by law, Liens for property taxes, minor restrictions as to the use of real properties, Liens incidental to the conduct of the business of the Reorganized Debtor and other customary permitted Lien exceptions;

                               . Liens constituting purchase money security interests and Liens related to construction and acquisition of property; and

                               .  Liens incurred in connection with
                                  sale-leaseback transactions by the
                                  Reorganized Debtor.

                              Notwithstanding the above, the Reorganized Debtor may create, assume or guarantee secured debt which would otherwise be subject to the foregoing restrictions, provided that, after giving effect thereto, the aggregate amount of all secured debt then outstanding (not including secured debt permitted under the foregoing exceptions) at such time does not exceed ten percent (10%) of the consolidated net tangible assets (as defined in the amended and restated Mortgage) of the Reorganized Debtor.

Events of Default...........  Events of default will be identical to those of the New Money Notes.

Release of Collateral.......  The amended and restated Mortgage will include standard provisions permitting the Reorganized Debtor to obtain the release of property from the lien of the Indenture.

                              The Reorganized Debtor may also obtain, without any release or consent by the Trustee, the release of property at any time, provided that, after such release, the Reorganized Debtor's consolidated net assets equal or exceed six (6) times the aggregate principal amount of Mortgage Bonds then outstanding.

Amendments..................   .  Ministerial amendments may be adopted without
                                  bondholder consent.

                               . Modification and amendments may be made by the Reorganized Debtor and the trustee with the consent of a majority in principal amount of each series affected.

                               . Amendments to certain specified economic terms of any series of bonds (e.g., maturity date, percentage of outstanding bonds required to approve certain matters, conversion rights, creation of prior lien) may be adopted only with the consent of each bondholder of the series affected thereby.

Registration/Exemption......  The New Mortgage Bonds will be issued and distributed pursuant to an exemption from registration provided under section 1145 of the Bankruptcy Code.

Listing.....................  None.

Initial Trading Procedures..  None.

                    EXHIBIT F-1 TO THE DISCLOSURE STATEMENT

                      Assets to be Transferred to ETrans

   The Debtor will transfer to ETrans all of the Debtor's right, title and interest in and to the ETrans Assets. Without limiting the foregoing, the ETrans Assets will include:

   (a) all of the operational facilities used or held for use in connection with the ETrans Business, including high voltage transmission lines (60kV and above), telecommunications network and infrastructure, and towers, poles, cables and underground conduits, substations, transmission control centers and associated operating systems, junctions, transmission switching stations and associated equipment, other than those used solely to serve individual retail customers;

   (b) all fee interests in real property, real property leases, easements and rights of way, mineral, oil and gas and other subsurface rights, development rights, air rights and water rights, and all other rights or agreements relating to real property used or held for use primarily in connection with the ETrans Business, together with any improvements and fixtures located thereon used or held for use primarily in connection with the ETrans Business;

   (c) all tangible personal property primarily used or held for use in connection with the ETrans Business, including all personal property leases, office furniture, equipment, furnishings and supplies, computers, printers and related equipment, telecommunications equipment, reports, manuals, lists and other files, airplanes, vehicles and rolling stock, and inventories, including inventories of work in process, stores, supplies and finished goods and inventories in storage, and fuel stock, fuel supplies, tools, parts, materials (including construction materials) and other supplies and certain books, records and documents;

   (d) certain intellectual property used or held for use primarily in connection with the ETrans Business, including trademarks, servicemarks and trade names, copyrights, registrations and applications for copyrights, issued patents and applications for patents, domain name registrations and any applications therefor, toll-free telephone numbers, trade secrets, know-how, confidential information, technical information, proprietary information, process technology, plans, drawings, analytical and process methods, designs, inventions (whether patentable or unpatentable and whether or not reduced to practice), creative materials, new product or service development materials and records, research and development procedures, operating and other data, license agreements, and proprietary software;

   (e) all governmental permits, licenses, certificates, approvals, authorizations, consents, orders and variances used or held for use primarily in connection with the ETrans Business issued by any Governmental Entity to the Debtor (or its predecessor in interest), as amended from time to time, and applications therefor;

   (f) all contracts, guaranties, agreements, commitments, purchase orders and sales orders primarily relating to the ETrans Business;

   (g)  specified notes receivable, if any;

   (h) certain accounts receivable that arose primarily from the conduct of the ETrans Business and certain other rights of the Debtor to receive payment for services primarily related to the ETrans Business;

   (i) all security or similar deposits and prepaid expenses (including any security deposits or prepaid rent under the real property leases and personal property leases assigned to ETrans) made by the Debtor primarily in connection with the ETrans Business;

   (j) the ETrans Business as a going concern and all goodwill primarily associated with the ETrans Business or the ETrans Assets;

                                     F1-1

   (k)  all pending claims of the Debtor that are related to the ETrans
Business;

   (l) certain rights and claims under insurance policies and insurance contracts (other than life and benefits policies or contracts) held by the Debtor or the Parent as described in the Master Separation Agreement;

   (m)  all contingent gains related exclusively to the ETrans Business; and

   (n) the assets used or held for use primarily in connection with the Debtor's proprietary telecommunications network system for voice and data, including telecommunications towers, antennas and facilities, telecommunications circuits, and analog and digital microwave equipment.

   The transfer to ETrans will exclude all of the Debtor's right, title and interest in and to all rights, properties and assets owned by the Debtor, or in which the Debtor has an interest, that are used or held for use primarily in connection with, or primarily relate to or primarily arose out of the conduct of, the electric distribution business currently conducted by the Debtor, which will be retained by the Debtor.

   Certain assets used in connection with the ETrans Business will be retained by the Debtor or transferred to GTrans or Gen or one or more of their affiliates because such assets are used primarily in connection with a business other than the ETrans Business, and with respect to certain of such assets the Debtor, GTrans or Gen shall, or shall cause their affiliates to, grant ETrans (or its affiliates or subsidiaries) easements, leases or other rights necessary for use of such assets by ETrans.

                                     F1-2

                    EXHIBIT F-2 TO THE DISCLOSURE STATEMENT

                      Assets to be Transferred to GTrans

   The Debtor will transfer to GTrans all of the Debtor's right, title and interest in and to the GTrans Assets. Without limiting the foregoing, the GTrans Assets will include:

   (a) all of the operational facilities used or held for use in connection with the GTrans Business, including the GTN segment acquired by the Debtor, control centers, underground gas storage fields, local gas storage facilities, backbone transmission gas pipelines, local transmission gas pipelines and distribution feeder main gas pipelines operating above 60 psig and the service gas pipelines associated with transmission level customers connected to the backbone transmission gas pipelines and local transmission gas pipelines, district regulator stations that reduce the gas pressure from above 60 psig to 60 psig or below and compressors, regulators and measuring stations;

   (b) all fee interests in real property, real property leases, easements and rights of way, mineral, oil and gas and other subsurface rights, development rights, air rights and water rights, and all other rights or agreements relating to real property used or held for use primarily in connection with the GTrans Business, together with any improvements and fixtures located thereon used or held for use primarily in connection with the GTrans Business;

   (c) all capital stock and other equity securities and membership and partnership interests held by the Debtor or an affiliate of the Debtor and issued by entities engaged in, or primarily related to, the GTrans Business, including the common stock of Standard Pacific, together with a note for approximately $20 million from Standard Pacific to the Debtor, and the common stock of Pacific California Gas Systems, Inc.;

   (d) all tangible personal property primarily used or held for use in connection with the GTrans Business, including all personal property leases, office furniture, equipment, furnishings and supplies, computers, printers and other information technology assets, telecommunications equipment, reports, manuals, lists and other files, airplanes, vehicles and rolling stock, raw materials and inventories, including inventories of work in process, stores, supplies and finished goods and inventories in storage, and fuel stock, fuel supplies, tools, parts, materials (including construction materials) and other supplies and certain books, records and documents;

   (e) all intellectual property used or held for use primarily in connection with the GTrans Business, including issued trademarks, servicemarks and trade names, copyrights, registrations and applications for copyrights, patents and applications for patents, domain name registrations and any applications therefor, toll free telephone numbers, trade secrets, know-how, confidential information, technical information, proprietary information, process technology, plans, drawings, analytical and process methods, designs, inventions (whether patentable or unpatentable and whether or not reduced to practice), creative materials, new product or service development materials and records, research and development procedures, operating and other data, license agreements, and proprietary software;

   (f) all governmental permits, licenses, certificates, approvals, authorizations, consents, orders and variances used or held for use primarily in connection with the GTrans Business issued by any Governmental Entity to the Debtor (or its predecessor in interest), as amended from time to time, and applications therefor;

   (g) all contracts, guaranties, agreements, commitments, purchase orders and sales orders primarily relating to the GTrans Business;

   (h)  specified notes receivable, if any;

   (i) certain accounts receivable that arose primarily from the conduct of the GTrans Business and certain other rights of the Debtor to receive payment for services primarily related to the GTrans Business;

                                     F2-1

   (j)  all pending claims of the Debtor that are related to the GTrans
Business;

   (k) all security or similar deposits and prepaid expenses (including any security deposits or prepaid rent under the real property leases and personal property leases assigned to GTrans) made by the Debtor primarily in connection with the GTrans Business;

   (l) the GTrans Business as a going concern and all goodwill primarily associated with the GTrans Business or the GTrans Assets;

   (m) certain rights and claims under insurance policies and insurance contracts (other than life and benefits policies or contracts) held by the Debtor or the Parent as described in the Master Separation Agreement; and

   (n)  all contingent gains related exclusively to the GTrans Business.

   The transfer to GTrans will exclude all of the Debtor's right, title and interest in and to all rights, properties and assets owned by the Debtor, or in which the Debtor has an interest, that are used or held for use primarily in connection with, or primarily relate to or primarily arise out of the conduct of, the local gas distribution and gas gathering businesses currently conducted by the Debtor, which will be retained by the Debtor.

   Certain assets used in connection with the GTrans Business will be retained by the Debtor or transferred to ETrans or Gen or one or more of their affiliates because such assets are used primarily in connection with a business other than the GTrans Business, and with respect to certain of such assets the Debtor, ETrans or Gen shall, or shall cause their affiliates to, grant GTrans (or its affiliates or subsidiaries) easements, leases or other rights necessary for use of such assets by GTrans.

                                     F2-2

                    EXHIBIT F-3 TO THE DISCLOSURE STATEMENT

                        Assets to be Transferred to Gen

   The Debtor will transfer to Gen and its subsidiaries all of the Debtor's right, title and interest in and to the Gen Assets. Without limiting the foregoing, the Gen Assets will include:

   (a) the Debtor's hydroelectric generating facilities, including all water conveyance and water storage facilities, powerhouses, generating equipment (turbines and generators) and transmission interconnection equipment (such as step-up transformers and transmission lines), but excluding the Lime Saddle and Coal Canyon non-FERC hydroelectric facilities (and their associated lands, appurtenances and water contracts);

   (b) the Debtor's Diablo Canyon Power Plant, including generating equipment (turbines and generators) and transmission interconnection equipment (such as step-up transformers), and all related and associated facilities, property and equipment, and the beneficial interests in the Trusts related to Diablo Canyon;

   (c) all fee interests in real property, real property leases, easements and rights of way, mineral, oil and gas and other subsurface rights, development rights, air rights and water rights, and all other rights or agreements relating to real property used or held for use primarily in connection with the Gen Business, together with any improvements and fixtures located thereon used or held for use primarily in connection with the Gen Business;

   (d) all capital stock and other equity securities and membership and partnership interests held by the Debtor or an affiliate of the Debtor and issued by entities engaged in or primarily related to the Gen Business, including the Debtor's membership in Nuclear Electric Insurance Limited and the common stock of Eureka;

   (e) all tangible personal property primarily used or held for use in connection with the Gen Business, including all personal property leases, office furniture, equipment, furnishings and supplies, computers, printers and related equipment, telecommunications equipment, reports, manuals, lists and other files, airplanes, vehicles and rolling stock, raw materials and inventories, including inventories of work in process, stores, supplies and finished goods and inventories in storage, and fuel stock, fuel supplies, tools, parts, materials (including construction materials) and other supplies and certain books, records and documents;

   (f) all intellectual property used or held for use primarily in connection with the Gen Business, including trademarks, servicemarks and trade names, copyrights, registrations and applications for copyrights, issued patents and applications for patents, domain name registrations and pending applications therefor, toll-free telephone numbers, trade secrets, know-how, confidential information, technical information, proprietary information, process technology, plans, drawings, analytical and process methods, designs, inventions (whether patentable or unpatentable and whether or not reduced to practice), creative materials, new product or service development materials and records, research and development procedures, operating and other data, license agreements, and proprietary software;

   (g) all governmental permits, licenses, certificates, approvals, authorizations, consents, orders and variances used or held for use primarily in connection with the Gen Business issued by any Governmental Entity to the Debtor (or its predecessor in interest), as amended from time to time, and applications therefor, including all FERC hydroelectric licenses and NRC licenses;

   (h) all contracts, guaranties, agreements, commitments, purchase orders and sales orders primarily relating to the Gen Business, including irrigation district and water agency contracts;

   (i)  specified notes receivable, if any;

   (j) certain accounts receivable that arose primarily from the conduct of the Gen Business and certain other rights of the Debtor to receive payment for services that arose primarily from the conduct of the Gen Business;

                                     F3-1

   (k) all security or similar deposits and prepaid expenses (including any security deposits or prepaid rent under the real property leases and personal property leases assigned to Gen) made by the Debtor primarily in connection with the Gen Business;

   (l) the Gen Business as a going concern and all goodwill primarily associated with the Gen Business or the Gen Assets;

   (m)  all pending claims of the Debtor that are related to the Gen Business;

   (n) certain rights and claims under insurance policies and insurance contracts (other than life and benefits policies or contracts) held by the Debtor or the Parent as described in the Master Separation Agreement, including policies issued by Nuclear Electric Insurance Limited;

   (o) the assets used in connection with the geosciences business, including certain records, reports and intellectual property;

   (p)  all of the outstanding stock of Pacific Energy Fuels Company; and

   (q)  all contingent gains related exclusively to the Gen Business.

   The transfer to Gen will exclude all of the Debtor's right, title and interest in and to all rights, properties and assets owned by the Debtor, or in which the Debtor has an interest, that are used or held for use primarily in connection with, or primarily relate to or primarily arise out of the conduct of, the electric distribution business currently conducted by the Debtor, which will be retained by the Debtor.

   Certain assets used in connection with the Gen Business will be retained by the Debtor or transferred to ETrans or GTrans or one or more of their affiliates because such assets are used primarily in connection with a business other than the Gen Business, and with respect to certain of such assets the Debtor, ETrans or GTrans shall, or shall cause their affiliates to, grant Gen (or its affiliates or subsidiaries) easements, leases or other rights necessary for use of such assets by Gen.

                                     F3-2

                     EXHIBIT G TO THE DISCLOSURE STATEMENT

                   Summary of FERC, SEC and NRC Applications

   On November 30, 2001, filings were submitted to the FERC and the NRC for authorizations related to Plan implementation. On January 31, 2002, an application was submitted to the SEC for authorization related to Plan implementation. The authorizations sought from the FERC and the NRC are requested to be issued in advance of the proposed Effective Date. However, the asset transfers and restructuring for which authorization is sought, and the effective date of new rate schedules, would not occur until the Effective Date.

1.  Section 203 (FPA)

   Section 203 of the FPA requires a public utility to obtain FERC authorization for the disposition of facilities, including contracts, books, and records, used for the transmission of electric energy in interstate commerce or for the sale at wholesale of power in interstate commerce. The Debtor and the Parent have filed an application pursuant to Section 203 of the FPA requesting FERC approval for the transfer to ETrans and Gen of ownership of jurisdictional transmission assets, associated contracts for transmission-related services and the sale of power at wholesale; for the subsequent spin-off of the Reorganized Debtor from the Parent; and related matters. Accompanying testimony explains how the proposed restructuring and Reorganized Debtor Spin-Off enable the Reorganized Debtor, Gen, ETrans and GTrans to generate cash and support the debt required to enable the Debtor to emerge from bankruptcy. The application also sets forth ETrans' commitment that it will join a western RTO approved by the FERC and GTrans' and Parent's commitment to extend certain affiliate relationship rules applicable to natural gas pipelines and their gas marketing affiliates to all energy affiliates of the gas transmission business, thus making such commitments an integral part of the requested approval (if granted)./1/

   FPA Section 203 requires applicants to show that a proposed transaction is in the public interest, which FERC has defined as requiring a showing that the proposed transaction does not adversely affect competition, wholesale power and transmission service ratepayers or regulation. The application presents detailed evidence demonstrating compliance with these standards. The application presents additional evidence regarding the many public interest objectives that are advanced by the reorganization, including federal regulatory initiatives (such as RTO development) relating to the creation of a national competitive electric marketplace.

   With respect to competition, the application demonstrates through expert testimony and horizontal and vertical competitive screen analyses that the reorganization leads to deconcentration of the electric power market and does not create increased ability or incentive for the exercise of market power through vertical integration. Thus, the proposed transaction is pro-competitive and supports the growth of competitive markets.

   The application sets forth specific plans for continued service to wholesale power and transmission customers and protections for these customers against adverse rate impacts. The Debtor commits that no wholesale customer's service, including all agreements or tariffs on file at the FERC governing wholesale transmission service, coordinated operations, interconnection and power sales, will be terminated as a result of rejection of its contract in bankruptcy, and the application and supporting testimony explain which company will serve each customer subsequent to Plan implementation./2/ Although the Reorganized Debtor and ETrans will have continued ability to file for changes in rates for these customers as they do now, the application and supporting testimony identify certain costs directly related to implementation of the Plan for which they will not
--------
/1/ Until ETrans joins an RTO, ETrans will continue the Debtor's participation in the ISO. This commitment does not preclude continued ETrans participation in the ISO if it becomes a FERC-approved RTO. The Debtor's existing contractual obligations associated with its participation as a transmission owner in the ISO will be assumed and assigned to ETrans.
/2/ The assumption of the Western Area Power Administration contract and related agreements, as well as the assumption and assignment of various other wholesale electric contracts, is described below in this exhibit.

seek recovery. Moreover, these customers will continue to be protected by the FERC's regulatory oversight over rates of each of the companies. Three of the Debtor's large wholesale customers, Western Area Power Administration ("WAPA"), CCSF and the City of Santa Clara are served under formula rates. The protections described above apply to these three customers, and in addition, the application explains that these rates will not be affected because Gen and the Reorganized Debtor will arrange for exchange of the data needed to calculate these bills in the same manner as they are calculated today. Nevertheless, these customers will be offered the opportunity to terminate their contracts, if they elect to do so, such that each of these customers will have the ability to determine for itself whether to accept continued power sales service from the Reorganized Debtor and Gen, as applicable, or seek service from another supplier. Thus, the application sets forth with specificity how each existing wholesale and transmission service customer will continue to be served after implementation of the Plan.

   With respect to regulation, the application demonstrates that there will be no gap in regulation because all aspects of the Debtor's present business will continue to be regulated after the Plan is implemented. Regulatory oversight will align the various parts of the business under the regulators that best match the business function, for example, placing wholesale assets under wholesale regulators, and leaving retail assets under the retail regulator. The Reorganized Debtor will be subject primarily to CPUC oversight, but any wholesale sales or exchanges in which the Debtor engages will be subject to FERC regulation. ETrans and Gen will be subject to the FERC's jurisdiction with respect, e.g., to rates and to the disposition of any transmission facilities or contracts for wholesale sales. The application also explains that even in the absence of state regulatory review of the proposed restructuring and the Reorganized Debtor Spin-Off, the proposed transaction is in the public interest because the reorganization and the Reorganized Debtor Spin-Off will not have an adverse effect on retail markets. Accompanying testimony describes how the proposed power sales by Gen to the Reorganized Debtor fits within the existing retail rate structure and that there is no adverse effect on retail competition.

   Finally, the application requests confirmation that the reorganization will not violate Section 305(a) of the FPA or Section 12 of the NGA, which contain restrictions with respect to the making or paying of dividends from funds properly included in capital accounts, and requests disclaimer of jurisdiction over each of Gen's subsidiary limited liability companies. These filings assure that all aspects of the transaction that are potentially subject to FERC regulatory oversight have been addressed.

   Assuming no evidentiary hearing, the Debtor anticipates that an order authorizing the transactions will be issued within approximately eight months from November 30, 2001, the date the application was filed.

2.  Section 204 (FPA)

   On November 30, 2001, the Debtor and the Parent, on behalf of ETrans and Gen, filed an application with the FERC seeking authorization under Section 204 of the FPA for the applicants to issue securities and assume liabilities in connection with implementation of the Plan. The applicants requested authorization for ETrans, Gen and the Debtor to issue long-term notes and short-term notes to the public or to third parties in private offerings to raise cash, for ETrans and Gen to issue long-term notes to the Debtor and for the Debtor to issue long-term notes to its creditors. The cash generated from the public and private offerings and the notes issued to the Debtor would be used to pay the Debtor's creditors, together with the notes issued directly by the Debtor to its creditors. These issuances of securities therefore are directly related to resolution of creditors' claims under the Plan. The applicants requested additional authorizations including for each of ETrans, Gen and the Debtor to draw funds and provide letters of credit under working capital facilities, for the Debtor to issue long-term mortgage bonds, for ETrans to issue equity and debt securities to fund its capital investment needs, for ETrans and Gen to assume certain Debtor liabilities, and for the Debtor to assume certain Parent liabilities. These authorizations are integral parts of the Plan or are needed for the applicants to carry forward their businesses as public utility companies. As such, these authorizations are necessary for the applicants to establish themselves as viable companies that will be able to service the debt they plan to incur to fund the payment of the Debtor's creditors.

3.  Section 205 (Power Sales Agreement between Gen and Reorganized Debtor)

   An essential element of the Debtor's business plan for emerging from bankruptcy is the Power Sales Agreement by which Gen contractually commits the output of the generating resources transferred to it and its subsidiaries (approximately 7,100 MW initially) to the Reorganized Debtor for eleven (11) years from the Plan effective date and approximately half the output for the twelfth (12th) and final year of the contract at stable prices. The terms and conditions of the Power Sales Agreement are described in detail in Section VI.F.1 of the Disclosure Statement.

   Before Gen may commence sales under the Power Sales Agreement, the FERC must accept for filing the proposed Power Sales Agreement. In the course of its review, the FERC may set for hearing the issue of whether the proposed rates, terms and conditions are just and reasonable and nondiscriminatory in accordance with Section 205 of the FPA. The application included testimony and exhibits that demonstrate the Power Sales Agreement is just and reasonable to the Reorganized Debtor and its customers because, among other things, (1) the non-price benefits and risks assumed by the Reorganized Debtor under the Power Sales Agreement are more favorable than the mix of non-price benefits and risks associated with the Debtor's operation and ownership of the same assets today and (2) it contains price and non-price terms and conditions that are at least as favorable as the terms the Debtor could have negotiated in the open market in light of its current financial condition. The application also included the testimony and exhibits of an industry expert who explained that the Power Sales Agreement is just and reasonable because the price is at or below the cost the Debtor would have paid for comparable supplies of power in the current market demonstrated by comparison to power agreements contemporaneously entered into among parties unaffiliated with the Debtor. Industry experts also testified that the non-price terms and conditions are reflective of the market in California and in the industry generally.

   Under the Power Sales Agreement, the Reorganized Debtor will have the authority to schedule and dispatch the generating resources so it may shape deliveries of energy and ancillary services to best meet its load requirements, subject to the same regulatory and operational requirements that currently apply to the Debtor. Gen bears responsibility for keeping the generating resources available for dispatch. Revenues under the Power Sales Agreement are heavily weighted toward capacity payments (ranging from $12.00 to $20.50/kW-month depending on the season) with low energy payments of $8/MWh or less. Thus, so long as Gen meets specified seasonal availability targets, it will continue to receive the majority of anticipated revenue regardless of the amount of energy the Reorganized Debtor dispatches from the generating resources. Expert testimony submitted in support of the Plan by an employee of the Debtor's financial advisor explains that the Power Sales Agreement is essential for obtaining the exit financing needed for the Debtor to emerge from bankruptcy. The Power Sales Agreement is expected to generate a sufficient and stable revenue stream for Gen to raise investment-grade rated debt secured by its assets and cash flows. Absent the Power Sales Agreement, it would not be feasible for Gen to raise the financing required by the Plan and, hence, for the Debtor to emerge from bankruptcy.

   The application includes testimony that the Debtor's settlement agreement with the City of Santa Clara (the "Grizzly Agreement") will be assumed, assigned to a subsidiary of Gen and performed by Gen. The Grizzly Agreement requires the Debtor to provide scheduling services and an exchange of energy from Santa Clara's 20 MW Grizzly hydroelectric project. Under the Power Sales Agreement, the Reorganized Debtor will provide transmission and scheduling services associated with the Grizzly Agreement and will be reimbursed by Gen for its costs. After the Effective Date, any changes to the Power Sales Agreement will be subject to FERC jurisdiction.

4.  Section 205 (FPA)--Other Contracts

   On November 30, 2001, ETrans and the Reorganized Debtor submitted to FERC for filing, pursuant to Section 205 of the FPA, a Back-to-Back Agreement, a Transmission Availability Agreement and four Interconnection Agreements, each of which define relationships between the various companies necessary for continued, reliable operations. The transmittal letter requested that the agreements be placed into effect on the Plan Effective Date.

   The Back-to-Back Agreement is necessary to enable the Reorganized Debtor to
(i) continue to provide service under the rates, terms and conditions of certain of the Debtor's existing wholesale contracts, some of which, such as the WAPA and CCSF agreements, provide for transmission service; (ii) allow ETrans to provide service pursuant to the rates, terms and conditions of certain of Debtor's existing contracts assigned to it under which wholesale distribution service is offered; and (iii) give ETrans all rights the Debtor currently has to transmission services under a contract with WAPA. The Back-to-Back Agreement contains a provision that specifies there are no third-party beneficiaries under the agreement. The Transmission Availability Agreement, between ETrans and Gen, is necessary to maintain the grid conditions needed to meet NRC requirements for the safe and reliable operation of the Diablo Canyon Power Plant. The Interconnection Agreements provide for the interconnections between the generation facilities and ETrans' transmission system or the Reorganized Debtor's distribution system, as applicable, and ETrans and the Reorganized Debtor's load-serving facilities. After the Effective Date, any changes to these contracts and any new contracts involving transmission facilities or contracts for wholesale sales will be subject to FERC jurisdiction.

5.  Section 7 (Natural Gas Act)

   On November 30, 2001, the Debtor and its affiliates GTrans, GTN and Stanpac submitted an application under Section 7 of the NGA for various authorizations required to enable the Debtor to restructure its gas transmission and storage business and to constitute GTrans as a new, stand-alone interstate gas pipeline business subject to FERC jurisdiction. Following receipt of the requested authorizations and the transfer to GTrans of pipeline and storage assets, GTrans is expected to be a viable business, no longer affiliated with the Reorganized Debtor, that will be subject to a stable regulatory regime in which the investor community has confidence. GTrans will have predictable cash flows and substantial debt-carrying capacity. These characteristics will make it possible for GTrans to leverage itself (consistent with the maintenance of an investment-grade rating) and issue long-term notes that will be used by the Debtor to pay valid creditor claims. Thus, establishing GTrans as a business subject to FERC jurisdiction will contribute to the success of the Plan.

   The Debtor, GTrans, GTN and Stanpac have sought authorizations permitting:
(1) the Debtor to extend its existing gas transmission system across the California-Oregon border to a point at which it would interconnect with GTN and another interstate pipeline, Tuscarora Gas Transmission Company, near Malin, Oregon, by acquiring approximately three (3) miles of interstate pipeline from GTN; (2) the Debtor to transfer to GTrans and GTrans to acquire the Debtor's extended gas transmission system and GTrans to operate that system as an open-access interstate pipeline; and (3) GTrans to provide services to the Reorganized Debtor during a limited transition period in accordance with a Transmission and Storage Services Agreement that provides for the continuation of service to the Reorganized Debtor's gas distribution business under rates, terms and conditions that are essentially identical to the Debtor's existing CPUC-approved Gas Accord rates, tariffs and contracts. GTrans has also requested authorization to furnish individually-certificated gas transportation services under certain pre-existing, CPUC-authorized long-term contracts between the Debtor and shippers. GTrans has committed that, no later than fourteen (14) months after its acceptance of the FERC authorizations it has requested, GTrans will file a general rate case that will incorporate proposed revisions to the GTrans tariff to bring it into full compliance with FERC regulations and policies. GTrans has agreed in the Transition and Storage Services Agreement to propose as part of such general rate case that the FERC continue the current vintaged rate design for the Redwood path. During the initial transition period proposed in the application, all shippers, including municipal gas distribution utilities, will have an opportunity to continue to receive the same level of services they have under contract today. In future filings at the FERC, the Debtor will specify that the Reorganized Debtor and municipal gas distribution utilities, such as the City of Palo Alto, will be offered an option to secure capacity sufficient to meet their historic core loads before GTrans offers remaining capacity to other shippers in an open season, which will be held prior to the filing of GTrans' general rate case. Following reorganization, the FERC will have jurisdiction over GTrans' rates and transmission facilities. The reorganization will provide a single forum, under uniform FERC standards and procedures, for reviewing integrated capacity expansions and service offerings to be proposed from time to time by GTrans and its interconnected upstream pipelines.

6.  Part I (FPA)--HydroElectric Project License Transfers

   Twenty-six (26) separate applications were filed with the FERC on November 30, 2001, seeking the FERC's approval under Part I of the FPA for the transfer of the FERC licenses of the 26 hydroelectric projects licensed solely or partially to the Debtor to other limited liability company subsidiaries of Gen./3/ The license transfer applications also request the FERC's approval for the lease to Gen of project properties and other associated project conveyances. In addition, one application was filed seeking the FERC's approval under Part I of the FPA for the transfer of the Debtor's eleven transmission line-only licenses from the Debtor to ETrans. The FERC will continue to regulate the twenty-six (26) hydroelectric projects and the facilities covered by the eleven (11) transmission line-only licenses pursuant to Part I of the FPA following approval of the transfers. In its answer, filed on February 14, 2002, to certain objections of intervenors with respect to the FERC applications, the Proponents indicated that the applicants would not object to a condition that Gen become a co-licensee of the hydroelectric projects if required in these FERC proceedings.

7.  Section 184 of the Atomic Energy Act--NRC Applications

   The Diablo Canyon Power Plant and the shutdown Humboldt Bay Power Plant are subject to the regulation of the NRC. Under Section 184 of the Atomic Energy Act, and 10 C.F.R. (S)50.80, the NRC must give written consent prior to any reorganization, divestiture or other transaction that would involve transferring "control," either directly or indirectly, over a licensed nuclear power plant. Because the NRC licenses both those that own a nuclear plant and those that operate a nuclear plant, any transfer of either ownership of the asset or operational authority must be approved by the NRC.

   The NRC application for Diablo Canyon requests NRC consent to the "direct" transfer of the Diablo Canyon NRC operating license to coincide with the transfer of the asset to Gen and its subsidiary Diablo Canyon LLC. After the transfer is approved and the reorganization implemented, Diablo Canyon LLC will be the NRC licensee with authority to own the facility, and Gen will be the licensee with authority to possess, use and operate the facility.

   The NRC application addresses, among other things, the technical and financial qualifications of Gen to be the operating licensee. With respect to the former, there is no change since personnel presently responsible for the station will be transferred to Gen. With respect to the latter, financial information included in the application, and based upon the Plan, demonstrates that Gen will be financially viable and will have sufficient revenues to cover nuclear operating, maintenance, fuel and capital costs. The application also addresses the fact that financial assurance for decommissioning will be preserved because a beneficial interest in the present nuclear decommissioning trust fund will be assigned to Gen.

   The Diablo Canyon license presently includes antitrust license conditions. These conditions relate to such matters as open transmission access, interconnection rights and other similar matters. These conditions will be preserved. Because Gen will not be able to directly control compliance with regard to many of these matters, ETrans will be added as a licensee and the Reorganized Debtor will remain as a licensee--both for the sole purpose of meeting the antitrust license conditions. Gen, ETrans and the Reorganized Debtor will, in effect, for regulatory purposes, be jointly and severally responsible for the antitrust conditions. This approach effectively preserves the status quo.

   A separate application has been filed for Humboldt Bay, which will remain with Reorganized Debtor. The NRC will review and determine whether NRC consent for an "indirect" transfer of the Humboldt Bay license is needed, given that the Reorganized Debtor will be owned only by public shareholders and will remain the NRC licensee responsible for maintaining and decommissioning Humboldt Bay. The Reorganized Debtor will have the technical and financial qualifications needed.
--------
/3/ The use of separate limited liability companies to separately own and hold the license for each of the hydroelectric projects will provide more flexibility with regard to financing, including asset-based financing, of the companies and hence will enhance the value of the reorganization.

8.  Section 9(a)(2) of PUHCA--SEC Application

   On January 31, 2002, the Parent, Newco and the Debtor (the "PUHCA Applicants") filed an application with the SEC on the SEC's Form U-1 (the "PUHCA Application") requesting approval under Section 9(a)(2) of PUHCA related to implementation of the Plan. The Parent and Newco propose to acquire, directly or indirectly, more than five percent (5%) of the outstanding voting securities of two new public utility companies, ETrans and Gen. (Although Newco, and indirectly the Debtor and the Parent, currently own all of the membership interests in ETrans and Gen, ETrans and Gen are not yet public utility companies because they do not yet own or control any public utility assets.) The PUHCA Applicants provided the SEC with information showing that the acquisition of ETrans and Gen meets the standards under Sections 9(a)(2) and 10 of PUHCA, including showing, among other things, that: (a) the transaction will not unduly concentrate control of utility systems, (b) the fees and commissions are reasonable (to be provided by amendment to the PUHCA Application), (c) the transaction will not unduly complicate the capital structures of the resulting system, (d) applicable state laws have been complied with or preempted (and therefore are not applicable), and (e) the transaction will serve the public interest by providing benefits to an integrated public utility system.

   The Debtor will temporarily hold two public utility companies, ETrans and Gen, through its wholly-owned subsidiary, Newco. Newco, and indirectly ETrans and Gen, will be transferred to the Parent within thirty (30) days after ETrans and Gen acquire utility assets and thus become public utility companies. Under the "simultaneous merger" doctrine the PUHCA Applicants believe that the Debtor should not require SEC approval under Section 9(a)(2) of PUHCA for its transitory acquisition of ETrans and Gen and should not be considered a holding company under Section 2(a)(7) of PUHCA. Nevertheless, out of an abundance of caution the PUHCA Applicants committed to the SEC that, if the SEC determines that the "simultaneous merger" doctrine does not apply and that the Debtor temporarily will be a holding company under PUHCA, the Debtor will file under the SEC's Rule 2, 17 C.F.R. Section 250.2, for an exemption from registration pursuant to Section 3(a)(1) of PUHCA. The PUHCA Applicants further requested, as an alternative to their view that approval should not be required, SEC approval for the Debtor to temporarily and briefly acquire and hold ETrans and Gen while under an obligation to transfer ownership of ETrans and Gen (through transfer of Newco) to the Parent, in the event that the SEC should determine that such approval is necessary.

   The PUHCA Applicants also requested that the SEC concur with their view that the Gen LLCs will not be public utility companies as defined under PUHCA, even though they will hold legal title to electric generation assets, because the Gen LLCs will be passive owners that will hold only very limited rights and responsibilities associated with the assets under the agreements pursuant to which they will lease the assets to Gen. (In the alternative, if the SEC finds that the Gen LLCs are public utility companies, the PUHCA Applicants requested SEC approval of the acquisition of the Gen LLCs by Gen, Newco and the Parent, and Applicants committed that Gen would promptly file under Rule 2 for an exemption from registration pursuant to Section 3(a)(1) of the Act.).

                  WESTERN AREA POWER ADMINISTRATION CONTRACT

   By letter dated November 26, 2001, the Debtor submitted written assurances to WAPA that it will assume "Contract 2948A" between WAPA and the Debtor. As provided in Section 6.1(a) of the Plan, the Debtor waives its rights to amend the Plan with respect to assumption of Contract 2948A and related contracts identified in the November 26, 2001 letter. Under Contract 2948A, the Debtor integrates its resources with those of the CVP (as defined in Contract 2948A and related agreements) and the Debtor serves the combined PG&E/CVP load with the integrated resources. The combined PG&E/CVP load includes service to the CVP's project loads and "preference" power customers. As part of the integration, WAPA may bank energy and later withdraw it for CVP project loads and preference customers. Assumption of the contract assures that the integration and transmission services provided by the Debtor will continue until contract expiration at the end of calendar year 2004. While preserving the Debtor's rights in existing FERC proceedings, the November 26 letter clarifies that the rates determined under the energy rate formula in Contract 2948A will not be modified as a consequence of the transfer of Diablo Canyon to Gen. In other words, Diablo Canyon's thermal production costs will continue to be included in the formula used to calculate the energy rate, regardless of ownership. The letter includes a list of related contracts that will be assumed by the Reorganized Debtor. These agreements assure that CVP power will continue to be delivered to both CVP project loads and preference power customers, especially in those instances where delivery is required through the use of the Debtor's transmission system (i.e., delivery to non-direct connected loads). These agreements provide firming services by assuring that the integrated resources of both the CVP and the Debtor are available to serve the CVP load pursuant to Contract 2948A and other related agreements.

   The Back-to-Back Agreement filed with the FERC on November 30, 2001, as described in Section 4 above, seeks FERC approval of the agreements between the Reorganized Debtor and ETrans that will require ETrans to maintain or enter into necessary transmission arrangements to enable the Reorganized Debtor to continue to provide service to WAPA under the existing rates, terms and conditions of the existing contracts.

                     SETTLEMENT AND STANISLAUS COMMITMENTS

   The obligations under (1) the 1991 Settlement Agreement between NCPA and the Debtor in a NRC proceeding implementing the Statement of Commitments accompanying the letter from the Debtor to the U.S. Department of Justice of April 30, 1976 ("1991 Settlement Agreement"), (2) the letter from the Debtor to the U.S. Department of Justice of April 30, 1976, to the extent that it represents obligations, a position disputed by the Debtor (the "1976 Letter"), and (3) the antitrust license conditions included in the Diablo Canyon Nuclear Power Plant NRC licenses ("License Conditions") (collectively, the 1991 Settlement Agreement, the 1976 Letter and the License Conditions are referred to as the "Settlement and Stanislaus Commitments") shall be assigned to each of the Reorganized Debtor, ETrans LLC, and Electric Generation LLC, such that each such entity or, if determined by any court or governmental regulatory agency or authority of competent jurisdiction, such entity and any of its subsidiaries, is jointly and severally obligated for the full performance, and liable for the nonperformance of the Settlement and Stanislaus Commitments. Under the Plan, the Debtor shall assume and assign the 1991 Settlement Agreement with the written consent of NCPA to the Reorganized Debtor, ETrans LLC, and Electric Generation LLC. The Debtor has proposed in filings at the NRC that the Reorganized Debtor, ETrans and Gen shall be jointly and severally liable under the License Conditions (the "Joint and Several Filings"), although the Debtor makes no representations or warranties as to whether the NRC will accept such proposal without modification. If the NRC fails for any reason to grant, authorize and approve the Joint and Several Filings (the "NRC Adverse Ruling"), this Stipulation shall not affect the rights of any party to take any action to assure the benefits of the License Conditions to the same extent as such benefits existed prior to the Debtor's bankruptcy. Such actions include, without limitation, appeal of the NRC Adverse Ruling and taking such actions in available forums to mitigate the adverse effects of the NRC Adverse Ruling and to impose the same or substantially similar obligations to the License Conditions on the Reorganized Debtor, ETrans LLC, and Electric Generation LLC and otherwise to protect their interests, rights and remedies from the NRC Adverse Ruling. The provisions of that certain Stipulation of City of Palo Alto, Northern California Power Agency and Pacific Gas and Electric Company Regarding the Settlement and Stanislaus Commitments, dated as of February 11, 2002, are incorporated herein.

                     EXHIBIT H TO THE DISCLOSURE STATEMENT

                       Interest Rates for Allowed Claims

---------------------------------------------------------------------------------------------------------
                                                     Compounding
                                Interest Rate/     Interval Before     Interest       Payment Dates After
    Contract Type      Class Calculation Method/1/  First Payment  Commencement Date     First Payment
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------
A. Contract/2/--Other than PC Bonds or First and Refunding Mortgage Bonds
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------
Floating Rate Notes/3/  5       Base Interest        Quarterly         Last Date          Quarterly
                              Rate: 7.583%/4,5/                      Interest Paid
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------
Revolving Line of       5       Base Interest        Quarterly         Last Date          Quarterly
Credit/3/                      Rate: 8.000%/5/                       Interest Paid
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------
Medium Term             5       Base Interest       Semiannually       Last Date          Quarterly
Notes/3/                      Rate: See Exhibit                      Interest Paid
                               D of Disclosure
                                 Statement--
                                  "Security
                               Description"/5/
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------
Senior Notes/3/         5       Base Interest       Semiannually       Last Date          Quarterly
                               Rate: 9.625%/5/                       Interest Paid
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------
DWR                     5       Per Contract            N/A               N/A          DWR Claims being
                                                                                        offset against
                                                                                      amounts due Debtor
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------
San Joaquin             5       Per Contract        Semiannually       Last Date          Quarterly
Valley/3/                                                            Interest Paid
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------
L/C Banks               4e      Per Contract            N/A            Last Date          Quarterly
                                                                     Interest Paid
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------
Prior Bonds/3/          4f      Per Contract            N/A            Last Date          Quarterly
                                                                     Interest Paid
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------
MBIA                    4c      Per Contract            N/A         Date Funds First      Quarterly
Reimbursement/3/                                                    Disbursed Under
                                                                   PC Bond Insurance
                                                                   Policy for Payment
                                                                     of Interest on
                                                                      MBIA Insured
                                                                        PC Bonds
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------
QUIDs/3/                11      Per Contract         Quarterly         Last Date          Quarterly
                                                                     Interest Paid
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------
B. Contract/2/--First and Refunding Mortgage Bonds
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------
First and               3a      Per Contract        Semiannually       Last Date         Per Contract
Refunding--                                             N/A          Interest Paid
other than
Replaced/6/
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------
Replaced First          3b      Per Contract        Semiannually       Last Date         Per Contract
and Refunding/6/                                        N/A          Interest Paid
---------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
                                                  Compounding
                             Interest Rate/     Interval Before     Interest      Payment Dates After
   Contract Type    Class Calculation Method/1/  First Payment  Commencement Date    First Payment
----------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------
C. Contract/2/--PC Bonds
-----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------
Mortgage Backed/7/   4a       Per Contract       Per Contract       Last Date        Per Contract
                                                                  Interest Paid
-----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------
MBIA Backed/6/       4b       Per Contract       Per Contract       Last Date        Per Contract
                                                                  Interest Paid
-----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------
L/C Backed/6/        4d       Per Contract       Per Contract       Last Date        Per Contract
                                                                  Interest Paid
-----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------
Treasury/3/          4g       Per Contract       Per Contract       Last Date         Quarterly
                                                                  Interest Paid
----------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------
D. Non-Contract/2/--OCC Contract Specified
-----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------
Commercial Paper/3/  5       Base Interest        Quarterly         Last Date         Quarterly
                            Rate: 7.466%/5/                       Interest Paid
-----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------
ISO/Generator/8/     6         Determined          Annually           To be           Quarterly
                              pursuant to                          Determined
                            method set forth
                           in Section 35.19a
                              of the FERC
                             regulations/9/
-----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------
ISDA Claims/8/       5          Floating           Annually       Petition Date       Quarterly
                             LIBOR + 2%/9/
----------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------
E. Miscellaneous Contract/2/ and Non-Contract
-----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------
Priority Tax Claims  --        Statutory          Statutory         Statutory         Statutory
-----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------
ESP/8/               7        Lowest Non-          Annually       Petition Date       Quarterly
                              Default Rate
                            Under Applicable
                           Statute, Indenture
                           or Instrument/10/
-----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------
Intercompany/8/      5        Lowest Non-          Annually       Petition Date       Quarterly
                              Default Rate
                            Under Applicable
                           Statute, Indenture
                           or Instrument/10/
-----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------
Gas Procurement/8/   5        Lowest Non-          Annually       Petition Date       Quarterly
                              Default Rate
                            Under Applicable
                           Statute, Indenture
                           or Instrument/10/
-----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------
Other Trade          5        Lowest Non-          Annually       Petition Date       Quarterly
Payables/8/                   Default Rate
                                 Under
                               Applicable
                                Statute,
                              Indenture or
                             Instrument/10/
-----------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
                                                  Compounding
                             Interest Rate/     Interval Before     Interest      Payment Dates After
   Contract Type    Class Calculation Method/1/  First Payment  Commencement Date    First Payment
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------
Convenience          10       Lowest Non-          Annually       Petition Date        Quarterly
Class/8/,/11/                 Default Rate
                                 Under
                               Applicable
                                Statute,
                              Indenture or
                             Instrument/10/
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------
Environmental, Fire  8       As Applicable
Suppression,                   Under Non-
Pending Litigation           Bankruptcy Law
and Tort
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------
Workers'             12      As Applicable
Compensation                   Under Non-
                             Bankruptcy Law
-----------------------------------------------------------------------------------------------------

--------
/1/ See Exhibit D of the Disclosure Statement for specific interest rates on certain instruments.
/2/ "Contract" refers to contractual provisions regarding interest calculations. /3/ The first payment will be made ten days after the date the Disclosure
    Statement is approved for the period ended on February 28, 2001.
/4/ Calculated based on actual days elapsed over 360 days, with an implied yield of 7.690%.
/5/ If the Plan fails to be effective by each of the dates set forth below, then the applicable Base Interest Rate shall be increased by the amount set forth below (the "Step-Up Interest Rate") as a permanent and additional increase, effective on and payable after each of the following dates:
 (A) February 15, 2003: 37.5 basis points;
 (B) September 15, 2003: 37.5 basis points (cumulative with "A" above on a going forward basis from September 15, 2003--75.0 basis points); and
 (C) March 15, 2004: 37.5 basis points (cumulative with "A" and "B" above on a going forward basis from March 15, 2004--112.5 basis points).
   In no event shall the Debtor be required to accrue or pay the Step-Up Interest Rate for any interest accruing prior to February 15, 2003.
/6/ Payments have been made when due in respect of these obligations by the
    Debtor, MBIA or the Letter of Credit Issuing Banks, as applicable.
/7/ Paid by Bond Trustee with payments on Mortgage Bonds.
/8/ The first payment will be made on July 30, 2002 for the period ended on
    June 30, 2002.
/9/ Determined on the Petition Date and each anniversary prior to the date of first payment and quarterly thereafter.
/10/ If no such statute, indenture or instrument applies, or if the applicable instrument, indenture or instrument does not specify a non-default rate of interest, Post-Petition Interest shall be calculated and paid at the Federal Judgment Rate.
/11/ Certain claims of $5,000 or less will be paid in full on or before July
     31, 2002.

                     EXHIBIT I TO THE DISCLOSURE STATEMENT

                  Schedule of Letter of Credit Issuing Banks

                                    Original                                      Letter of Credit
                                    Principal   Letter of Credit Stated Amount of    Expiration
              Series                 Amount       Issuing Bank   Letter of Credit       Date
              ------               ------------ ---------------- ---------------- ----------------
--------------------------------------------------------------------------------------------------
California Pollution Control       $200,000,000     Bank of        $202,191,781       5/23/02
Financing Authority, Pollution                   America, N.A.
Control Refunding Revenue Bonds
(Pacific Gas and Electric Company)
$200,000,000 1996 Series C (the
"96C Bonds")
--------------------------------------------------------------------------------------------------
California Pollution Control       $165,000,000     Morgan         $166,808,220       5/23/03
Financing Authority, Pollution                     Guaranty
Control Refunding Revenue Bonds                      Trust
(Pacific Gas and Electric Company)                Company of
$165,000,000 1996 Series E (the                    New York
"96E Bonds")
--------------------------------------------------------------------------------------------------
California Pollution Control       $100,000,000   BNP Paribas      $101,095,891       5/23/03
Financing Authority, Pollution
Control Refunding Revenue Bonds
(Pacific Gas and Electric Company)
$100,000,000 1996 Series F (the
"96F Bonds")
--------------------------------------------------------------------------------------------------
California Pollution Control       $148,550,000    Deutsche        $150,177,946       9/16/02
Financing Authority, Pollution                      Bank AG
Control Refunding Revenue Bonds
(Pacific Gas and Electric Company)
1997 Series B (the "97B Bonds")

                     EXHIBIT J TO THE DISCLOSURE STATEMENT

                                   [OMITTED]